Form 20-F
period 2004-12-31
MASISA S.A.
filed 2005-06-30
CIK 1216559

As filed with the Securities and Exchange Commission on June 29, 2005.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

Commission file number 001-32555

MASISA S.A.
(formerly known as Terranova S.A.)
(Exact name of Registrant as specified in its charter)

MASISA S.A.
(formerly known as Terranova S.A.)
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Av. Apoquindo 3650, Piso 10, Las Condes, Santiago, Chile
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) or the Act:

Title of	Name of each exchange on
each class	which registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

American Depositary Shares
Common Stock

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Stock: 3,918,427,856

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

YES	NO

Indicate by check mark which financial statements item the registrant has elected to follow:

ITEM 17	ITEM 18

-ii-

PRESENTATION OF INFORMATION

     On April 12 and April 13, 2005, respectively, the shareholders of Masisa S.A. (“Masisa”), a publicly-held corporation (sociedad anónima) organized under the laws of the Republic of Chile (“Chile”) and Terranova S.A., also a publicly-held corporation organized under the laws of Chile (together with its consolidated subsidiaries, “Terranova” or the “Company”), approved the merger by incorporation of Masisa into and with Terranova. The completion of the merger was subject to certain conditions, established at the respective Extraordinary Shareholders’ Meetings of Masisa and Terranova to approve the merger, with respect to the exercise of withdrawal rights. Those conditions were satisfied and the merger became effective on May 31, 2005. As a consequence, Masisa no longer exists. Terranova continues as the surviving entity and is the legal successor of Masisa for all purposes. However, shares and American depositary shares (“ADSs”) of Masisa have not yet been exchanged for shares and ADSs of Terranova and that exchange will not occur until Terranova has completed certain additional filings and obtained certain approvals related to the issuance of its shares and ADSs in exchange for shares and ADSs of Masisa. It typically takes between 60 and 90 days after the date of the last of the shareholder meetings at which the merger is first approved to complete this process. Although we cannot predict the exact amount of time that will be required to make or obtain the various filings and approvals, we expect to complete this process and exchange shares and ADSs of Masisa for shares and ADSs of Terranova in July 2005. Until the share exchange occurs, each such share and ADS of Masisa outstanding represents only the right to receive upon exchange 2.56 shares or 1.536 ADSs of Terranova, respectively.

     At the same shareholder meetings of Masisa and Terranova at which the merger was approved, the shareholders of each company also approved changing the name of the merged company from Terranova S.A. to Masisa S.A. The name change is now effective and the name of the Company in all future filings by the Company with the U.S. Securities and Exchange Commission (the “SEC”) will be Masisa S.A. However, because this document reports on 2004, prior to the approval and effective date of the merger, this document uses the terms Terranova S.A. and Masisa S.A. as described in the following paragraph.

     Except as otherwise specifically noted, “Terranova,” as well as “the Company,” “we,” “our,” “us” and similar words in this document refer to Terranova S.A. and its consolidated subsidiaries. Prior to the consummation of the merger of Masisa into and with Terranova in 2005, and for the entire 2004 reporting period, Terranova owned 52.43% of the shares of Masisa and Masisa was one of our consolidated subsidiaries. When we describe Terranova we include Masisa and its consolidated subsidiaries in that description. When we refer to “Masisa” or “Masisa S.A.” we mean Masisa S.A. and its consolidated subsidiaries before the merger and separate from the other businesses of Terranova and where such words are used in respect of periods after the merger they shall refer to the businesses of Masisa S.A. and its consolidated subsidiaries that were merged into Terranova.

     In this document, unless otherwise specified, all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos, references to “U.S. dollars,” “dollars” or “US$” are to United States dollars, references to the “Consumer Price Index” or “CPI” are to the Indice de Precios al Consumidor published by the Chilean Instituto Nacional de Estadísticas (“Chilean National Institute of Statistics”) and references to “UF” or “Unidades de Fomento” are to Unidades de Fomento, a Chilean financial index adjusted for changes in the CPI. The Company publishes its financial statements in U.S. dollars. Unless otherwise specified, financial data in our consolidated financial statements and elsewhere in this document are presented in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”). Chilean GAAP differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 23 of our consolidated financial statements (“Note 23”) provides a description of the principal differences between Chilean GAAP and U.S. GAAP, and contains a reconciliation to U.S. GAAP of our total shareholders’ equity as of December 31, 2004 and 2003 and our net income for the two years ended December 31, 2004.

     For the convenience of the reader, certain amounts have been translated from Chilean pesos into U.S. dollars at the rate specified herein. U.S. dollar equivalent information for information derived from our consolidated financial statements is based on the Dólar Observado (the “Observed Exchange Rate”), as would be used for accounting purposes, reported by Banco Central de Chile (the “Central Bank”) for December 31, 2004, which was Ch$557.40 = US$ 1.00. Other U.S. dollar equivalent information related to transactions described in this document is based on the Observed Exchange Rate in effect at the relevant time of such transactions. No representation is made that the Ch$ or US$ amounts shown in this document could have been or could be converted into US$ or Ch$,

-iii-

as the case may be, at any particular rate. The Observed Exchange Rate, as would be used for accounting purposes, for May 31, 2005 was Ch$583.00 = US$ 1.00. See “Item 3—Key Information—Exchange Rates” for information regarding historical exchange rates since January 2000. The UF on December 31, 2004 had a value of Ch$17,317.05.

     This information statement and prospectus contains statements that constitute forward looking statements. These statements appear throughout this document and include statements regarding our intent, belief or current expectations or the intent, belief or current expectations of our management, including with respect to our business, plans and operations,

  trends affecting our financial condition or results of such operations and the future impact of competition and regulations.

     Such forward looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those described in such forward looking statements included in this document, depending upon a number of factors, including, but not limited to, our ability to implement our business plan,

  the nature and extent of future competition in our principal markets, and official political, economic and demographic developments in Chile, the United States, Argentina, Brazil, Mexico, Venezuela, Colombia and other markets. See “Operating and Financial Review and Prospects” for further discussion of factors that could cause such material differences.

     Each “hectare” equals approximately 2.471 acres, each “kilometer” equals approximately 0.621 miles, each “cubic meter” or “m3” equals approximately 35.315 cubic feet or 1.308 cubic yards and each “metric ton” equals 1,000 kilograms or approximately 2,205 pounds.

     Percentages and certain amounts contained in this information statement and prospectus have been rounded for ease of presentation. Any discrepancies in any figure between totals and the sums of the amounts presented are due to rounding.

-iv-

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

     The following table presents certain historical financial information about us at the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by our financial statements appearing elsewhere in this document. The financial statements are prepared in accordance with Chilean GAAP which differs in certain significant respects from U.S. GAAP. Note 23 to our consolidated financial statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of and for the years ended December 31, 2003 and 2004.

SELECTED FINANCIAL INFORMATION

	As of and for the year ended
	December 31,

	2000	2001	2002	2003	2004

(in millions of US$, except per share and per ADS amounts)	US$	US$	US$	US$	US$

INCOME STATEMENT DATA
Chilean GAAP:
Net sales	123.8	151.8	295.0	480.1	651.0
Operating income	32.5	51.1	28.7	21.6	95.1
Non-operating results, net	(4.4)	(3.9)	(6.1)	(47.5)	(11.2)
Income taxes	(2.4)	6.1	1.7	0.6	(11.7)
Net income	5.4	21.5	21.0	(20.0)	56.8
Net earnings per share (1)	0.002	0.008	0.007	(0.006)	0.014
Net earnings per ADS (2)	0.10	0.39	0.36	(0.30)	0.72
Dividends per share (1)	0.001	0.000	—	—	—
Dividends per ADS (2)	0.04	0.02	—	—	—
U.S. GAAP:
Net sales	—	—	—	485.9	651.0
Operating income	—	—	—	12.9	133.7
Net income	—	—	—	(30.2)	71.4
Basic and diluted earnings per share	—	—	—	(0.009)	0.018
Net earnings per ADS (2)	—	—	—	(0.45)	0.91
Weighted average number of shares (in thousands)	2,736,238	2,756,838	2,940,285	3,391,168	3,918,428
BALANCE SHEET DATA
Chilean GAAP
Total assets	878.4	956.4	1,630.1	1,854.5	1880.5
Long-term liabilities	116.8	95.2	377.8	518.4	533.9
Shareholders’ equity	624.3	648.9	656.6	730.6	778.1
U.S. GAAP
Shareholders’ equity	—	—	—	520.6	574.9

________________________________________
(1)	Under Chilean GAAP, there are no authoritative pronouncements relating to the calculation of earnings per share. For comparative purposes, the calculation has been based on the same number of weighted average shares outstanding as used for the U.S. GAAP calculation. For more information see Note 23 to the Consolidated Financial Statements.
(2)	Per ADS amounts are determined by multiplying per share amounts by 50, because one ADS is equal to 50 shares of common stock.

Exchange Rates

     The following table sets forth the annual low, high, average and period-end Observed Exchange Rates for U.S. dollars, as would be used for accounting purposes, for each year beginning in 2000, as reported by the Central Bank, expressed in peso per U.S. dollar.

	Daily Observed Exchange Rate Ch$ per US$(1)
Year	Low(1)	High(1)	Average(2)	Period End

2000	501.04	580.37	542.08	573.65
2001	557.13	716.62	637.57	654.79
2002	641.75	756.56	692.32	718.61
2003	593.10	758.21	686.89	593.80
2004	557.40	649.45	611.11	557.40
2005 (through May 31)	560.30	591.69	582.12	583.00

			High	Low

2004
December			597.27	557.40
2005
January			586.18	560.30
February			583.84	563.22
March			591.69	578.60
April			588.95	572.75
May			583.59	570.83

Source: The Central Bank of Chile.

________________________________________
(1)	Rates shown are the actual low and high, on a day-to-day basis, for each period.
(2)	Average of month end rates.

     The observed exchange rate, as would be used for accounting purposes, on December 31, 2004 and on May 31, 2005 were Ch$557.40 = US$1.00 and Ch$583.00 = US$1.00, respectively.

Risk Factors

     A decision to invest in our shares or ADSs involves certain risks. Below, we discuss those risks which we consider to be key risks related to the securities markets and the ownership of our ADSs,

  our business,

  our forestry operations, and

  Chile and our operations outside of Chile.

     You should ready carefully these risk factors before deciding whether to invest in our company.

Risks Relating to the Securities Markets and the Ownership of Our ADSs

The significant share ownership of our principal shareholder may have an adverse effect on the future market price of our ADSs and shares.

     GrupoNueva S.A. (“GrupoNueva”), a Chilean holding company formerly known as Compañía de Inversiones Suizandina S.A., beneficially owns directly, and indirectly through its subsidiary Inversiones Forestales

Los Andes S.A., in the aggregate approximately 59.5% of our outstanding shares. A disposition by GrupoNueva of a significant number of our shares, or the perception that such a disposition might occur, could adversely affect the trading price of our shares on the Santiago Stock Exchange (“Bolsa de Comercio de Santiago”), the Valparaíso Stock Exchange (“Bolsa de Corredores de Valparaíso”) and the Chilean Electronic Stock Exchange (“Bolsa Electrónica de Chile”) as well as the market price of our ADSs.

Our principal shareholder is able to exercise significant control over our company, and also owns a significant minority interest in many of our international subsidiaries which could result in conflicts of interest.

     GrupoNueva is in a position to direct our management and to determine the result of substantially all matters to be decided by majority vote of our shareholders, including the election of a majority of the members of our board of directors, determining the amount of dividends distributed by us (subject to the legally mandated minimum of 30% of net income), adopting certain amendments to our by-laws, enforcing or waiving our rights under existing agreements, leases and contractual arrangements and entering into agreements with entities affiliated with GrupoNueva. The interests of GrupoNueva may conflict with your interests as a holder of shares or ADSs of Terranova.

     GrupoNueva also owns a direct 40% interest in Inversiones Internacionales Terranova S.A. (“IITSA”), which holds directly and indirectly substantially all of our interest in our international subsidiaries. As our international operations are held through Inversiones Internacionales Terranova S.A., in which we own a 60% interest, our ability to direct these operations may be affected by the rights of GrupoNueva as a minority shareholder. In addition, conflicts of interest may arise between us and GrupoNueva as a result of its ownership interest in our shares and the shares of Inversiones Internacionales Terranova S.A.

Currency devaluations, foreign exchange fluctuations and foreign currency conversion costs may adversely affect the U.S. dollar value of any cash distributions made to ADS holders in respect of ADSs.

     If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary for the ADSs could be adversely affected. Cash distributions made in respect of the ADSs are received by the depositary in Chilean pesos, are then converted by the depositary into U.S. dollars at the then prevailing exchange rate and distributed to the holders of the ADRs evidencing those ADSs. In addition, the depositary will incur foreign currency conversion costs (to be borne by the holders of the ADSs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to ADSs.

There may be a lack of liquidity and market for our shares and ADSs.

     Prior to the merger of Terranova S.A., and its subsidiary Masisa S.A., in May 2005 there was no public market for our shares outside Chile or for our ADSs. We have applied for and obtained permission to list our ADSs on the New York Stock Exchange. However, we do not yet know whether an active trading market for our ADSs will develop or be sustained following the listing of our ADSs. In addition, the small size of the Chilean equities market, its low liquidity in general, its increased volatility compared to major securities markets in the United States and the concentrated ownership of our shares in particular, may impair the ability of an ADS holder to sell in the Chilean market on the Santiago Stock Exchange, the Valparaíso Stock Exchange or the Chilean Electronic Stock Exchange, on which our shares are traded, the Terranova shares obtained upon withdrawal of such shares from the Terranova ADR facility in the amount and at the price and time that holder desires, and could increase the volatility of the price of our ADSs. See “Item 9. The Offer and Listing—Markets.”

Chile imposes controls on foreign investment and repatriation of investments that may affect your investment in, and earnings from, our ADSs, and may impose additional controls or restrictions in the future.

     Equity investments into Chile from abroad are subject to the requirement that investors provide Chile’s Central Bank with information related to equity investments and conduct any operations in connection with the repatriation of investments and earnings on them within Chile’s Mercado Cambiario Formal, or Formal Exchange Market. See “Item 10. Additional Information—Exchange Controls.”

     Owners of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by holders of ADSs will be converted into U.S. dollars and distributed net of foreign currency exchange fees and expenses and fees of the depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35% (subject to credits in certain cases as described under “Item 10. Additional Information—Taxation”). If for any reason, including changes in Chilean laws or regulations, the depositary were unable to convert Chilean pesos to U.S. dollars, investors may receive dividends and other distributions, if any, in Chilean pesos.

     Additional Chilean restrictions applicable to the holders of our ADSs and other foreign investors in Chile could be imposed in the future. The Central Bank of Chile has the authority to impose at any time any controls, restrictions or obligations on foreign investors in Chile. Such restrictions could include, but are not limited to, restrictions on the disposition of shares including those underlying the ADSs and the repatriation of the proceeds from such disposition or the payment of dividends. We cannot advise you as to the duration or impact of any such restrictions if imposed.

Preemptive rights may be unavailable to ADS holders or U.S. holders of shares in certain circumstances and, as a result, U.S. owners of shares or ADSs would be subject to potential dilution.

     The Ley sobre Sociedades Anónimas No. 18,046 and the Reglamento de Sociedades Anónimas, which we refer to in this document collectively as the Chilean Corporations Law, require us, whenever we issue new shares for cash, to grant preemptive rights to all of our shareholders (including shares represented by ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. It is possible that, in connection with any future issuances of shares, we may not be able to offer shares to U.S. owners of shares or ADSs pursuant to preemptive rights granted to our shareholders and, as a result such U.S. owners of shares or ADSs would be subject to potential dilution.

     We will not be able to offer shares to ADS holders or U.S. holders of shares pursuant to preemptive rights that we grant to our shareholders in connection with any future issuance of shares unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available.

     Such a registration statement may not be filed and an exemption from the registration requirements of the Securities Act may not be available. If owners of ADSs are unable to exercise preemptive rights because a registration statement has not been filed, the depositary will attempt to sell such owners’ preemptive rights and distribute the net proceeds of the sale (net of the depositary’s fees and expenses) to the owners of the ADSs, provided that a secondary market for such rights exists and a premium can be recognized over the cost of any such sale. It is possible that a secondary market in preemptive rights may not develop in connection with any future issuance of shares or, if such a market does develop, a premium may not be able to be realized on their sale.

     If preemptive rights cannot be sold, they will expire, and owners of ADSs will not realize any value from the grant of such preemptive rights. In either case, the equity interest in us of the owners of ADSs would be diluted proportionately.

ADR holders may not be able to exercise withdrawal rights that are granted by the Chilean Corporations Law to registered shareholders of publicly traded Chilean corporations.

     Under the Chilean Corporations Law, if any of the following resolutions is adopted by our shareholders at any extraordinary shareholders meeting, dissenting shareholders have the right to withdraw from Terranova and to require us to repurchase their shares, subject to the fulfillment of certain terms and conditions. A dissenting shareholder is a shareholder who either attends the shareholders meeting and votes against a resolution which results in a withdrawal right or, if absent from the shareholders meeting, a shareholder who notifies the company in writing within 30 days of the shareholders meeting of his opposition to the resolution and that he is exercising his right to withdraw from the company.

The resolutions that result in a shareholder’s right to withdraw are the following:

  the transformation of Terranova into a different type of legal entity;

  the merger of Terranova with or into another company;

  the disposition of 50% or more of our assets, whether or not that sale includes our liabilities or the proposal or amendment of any business plan involving the transfer of more than 50% of our assets;

  the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of our assets, except with regard to our subsidiaries;

  the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the right to withdraw only accrues to dissenting shareholders of the class or classes of shares adversely affected;

  the amendment of our bylaws to correct any formal defect in our incorporation, or any amendment of our bylaws that grants a shareholder a right to withdraw;

  the approval by our shareholders of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation; and

  any other causes as may be established by Chilean law and our bylaws (our bylaws currently do not establish any instances).

In addition, shareholders of a publicly held corporation, such as Terranova, have the right to withdraw if a person acquires 2/3 or more of the outstanding voting stock of the company and does not make a tender offer for the remaining shares within 30 days of that acquisition at a price not lower than the price that would be paid shareholders exercising their rights to withdraw. However, the right of withdrawal described in the previous sentence does not apply in the event the company reduces its capital as a result of not having fully subscribed and paid an increase of capital within the statutory term.

     ADR holders own a beneficial interest in shares held by the depositary bank and, accordingly, they are not listed as shareholders on the share registry of the Company. In addition, there is an absence of legal precedent as to whether a shareholder (such as an ADR depositary bank) that votes at the same time both for and against a proposal may exercise withdrawal rights with respect to those shares voted against the proposal and it is uncertain whether an ADR depositary bank could exercise withdrawal rights on behalf of ADR holders. Accordingly, in order to ensure a valid exercise of withdrawal rights, an ADR holder must cancel his ADRs and become a registered shareholder of the Company no later than the date which is five Chilean business days before the shareholders’ meeting at which the vote which would give rise to withdrawal rights is taken, or the applicable record date for withdrawal rights that arise other than as a result of a shareholder vote. Withdrawal rights must then be exercised in the manner prescribed in the notice to shareholders that is required to be sent to shareholders of Chilean public companies advising such holders of their right of withdrawal. If an event occurs -that gives rise to withdrawal rights, ADR holders will have a limited time to cancel their ADRs and to become registered shareholders of the Company prior to the record date for the shareholders meeting or other event giving rise to such withdrawal rights. If an ADR holder does not become a registered shareholder of the Company prior to such record date he will not be able to exercise the withdrawal rights available to registered shareholders.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States and you may receive less information about us, and the information about us available to you will not be the same as the information available to shareholders of a comparable U.S. company.

     There are important differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ in important respects from those reported based on U.S. accounting and reporting standards. As a foreign private issuer, we are permitted to present our financial statements under Chilean GAAP, with a reconciliation to U.S. GAAP, in our Securities Act registration statements and in our filings under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). We present our financial statements under Chilean GAAP as permitted and, accordingly, the information available to you will differ from the information that would be available to you if we prepared our financial statements under

U.S. GAAP. For a description of the principal differences between Chilean GAAP and U.S. GAAP as such differences relate to us, see Note 23 to our audited consolidated financial statements contained elsewhere in this document.

     In addition, Chilean disclosure requirements differ from those in the United States in some important respects. For example, Chilean law does not require us to disclose our officers’ compensation on an individual basis and, as a foreign private issuer, we are permitted to report such compensation on an aggregate basis in our Securities Act registration statements and in our Exchange Act filings. Also, Chilean legal restrictions on insider trading and price manipulation are different from those in the United States and in certain respects the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

U.S. securities laws do not require us to disclose as much information to investors as a U.S. issuer is required to disclose, and you may receive less information about us than you might otherwise receive from a comparable U.S. company.

     The corporate disclosure requirements applicable to us may not be equivalent to the requirements applicable to a U.S. company and, as a result, you may receive less information about us than you might otherwise receive in connection with a comparable U.S. company. We are subject to the periodic reporting requirements of the Exchange Act that apply to non-U.S. issuers. The periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. For example:

  We are required only to file an annual report on Form 20-F but we are not required to file any quarterly reports. A U.S. registrant must file an annual report on Form 10-K and three quarterly reports on Form 10-Q.

  We are required to file current reports on Form 6-K but the information that we must disclose in those reports is governed primarily by Chilean law disclosure requirements and may differ from Form 8-K’s current reporting requirements imposed on a U.S. issuer.

  We are not subject to the proxy requirements of Exchange Act Section 14 and our officers, directors and principal shareholders are not subject to the short swing insider trading reporting and recovery requirements under Exchange Act Section 16.

Chilean law provides for fewer and less well-defined shareholders’ rights.

     Our corporate affairs are governed by our estatutos, (which serve the combined function of the articles of incorporation and the bylaws of a U.S. corporation), and the laws of Chile. Under such laws and our estatutos, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us. See “Item 10. Additional Information—Memorandum and Articles of Association— Shareholders’ Meetings and Voting Rights” and “—Dividend and Liquidation Rights.”

Risks Relating to Our Business

Our dependence on a small number of key third party distributors and customers to distribute our products in the United States may affect our profitability.

     All of our solid wood door sales in the United States are currently made through Masonite International Corporation. In addition, our other solid wood products in the United States market are sold through Masonite and a limited number of other key distributors and customers. The distributors perform various tasks in the supply chain of our products to the United States. Our profitability might be negatively affected if our present relationship with our key distributors were disrupted or became unstable. Furthermore, alternatives to the present distribution process could impose on us substantial risk and cost.

A significant percentage of our employees are unionized and work slowdowns, work stoppages or strikes could adversely affect our results of operations.

     Approximately 62%, 5%, 75% and 34% of our employees in Chile, Brazil, Venezuela and Mexico, respectively, are covered by collective bargaining agreements with labor unions. Most of these collective bargaining agreements have terms of two to four years. Collective bargaining agreements in Mexico are negotiated on a nationwide basis annually. We have experienced work stoppages and strikes in Venezuela in the past as part of the nationwide strikes in 2003, which delayed the start-up of operations at our Venezuela plant, decreased our operating result and cash flows and, consequently, adversely affected our results of operations for 2003. If a work slowdown, a work stoppage or strike were to occur prior to or upon the expiration of our various collective bargaining agreements, that work slowdown, stoppage or strike could adversely affect our sales and could decrease our operational result and cash flows and have a material adverse effect on our business, financial condition, results of operations or prospects.

We may experience manufacturing problems in some business units and supply chains due to a lack of supply of quality logs in Brazil and other markets in which we have production operations.

     We depend on a large supply of logs to produce some of our wood products. Mexico, one of our main markets, places a high tariff on imported wood from Brazil and the scarcity of quality logs may cause us manufacturing problems and difficulties developing specific supply chains. A substantial rise in tariffs on wood products may threaten our business in the Mexican market. In addition, we may not be able to continue to secure quality logs as raw material for our products in Brazil and other countries in which our production facilities are located and if we were to lose our supply of quality logs, we might not be able to find adequate new suppliers of such logs. A rise in tariffs placed on imported wood products in the Mexican market or a loss of supply of quality logs in Brazil and other countries in which our production facilities are located could adversely affect our operations.

We are dependent on the furniture and construction industries and lower than expected growth or a downturn in demand for our products in those industries could adversely affect our results of operations.

     The sales of our products are dependent to a significant degree on the level of activity in the furniture manufacturing and construction industries. We expanded our production capacity for medium-density fiberboard (“MDF”), particle board, oriented strand board (“OSB”) and MDF mouldings in the expectation of growth in demand. It is possible that the expected growth in demand from companies in these industries may not occur. Weakness in the economies of countries in which we sell our products, especially in the United States, as well as any downturn or continuation of current downturns in these economies, is likely to have a material adverse effect on the construction, home building and remodeling industries, as well as on the demand for furniture items manufactured with our products.

Our dependence, to a large extent, on maritime transport may affect our ability to deliver products to the United States and other offshore markets.

     We depend highly on maritime means to transport products to the United States, Mexico and other offshore markets. Space on international maritime shipping vessels is limited and difficult to secure. We have at times experienced difficulty in arranging shipping from our Latin American operations to export markets. We may not be able to secure in the future adequate container space on ships that deliver our products to the United States, Mexico and other offshore markets. We have no control over established marine shipping routes and the present routes that transport ships use may not continue to be used by maritime transport services. In addition, the products we transport to the United States, Mexico and other markets may not reach market in marketable condition. Moreover, strict security measures regarding maritime transport into the United States, which may be implemented in the future, may increase the cost of shipping our products to the United States and Mexico. These challenges to the maritime transport of our products to the United States, Brazil, Mexico and other offshore markets could cause an adverse effect on our profitability.

We may face significant competition in the markets in which we sell our products, which could adversely affect both our share of those markets as well as the price at which we sell our products.

     Currently, we face strong competition from competitors in all of the countries and regions in which we operate and, in the case of our solid wood products, from other foreign competitors from other regions of the world, such as South Africa and China. In the future we may face increased competition in Chile or other countries in which we operate from domestic or foreign competitors, some of which may have greater financial resources than us. Our solid wood doors, mouldings, wood boards and millwork products compete with door, board and value added wood product producers globally. An increase in competition in the solid wood door market, the mouldings market or other value added wood products markets could adversely affect both our share of those markets and the price at which we are able to sell our products.

The majority of raw wood materials and resins used to produce our board products are supplied by outside mills and companies.

     Our boards are produced by combining wood chips, wood shavings, strands and sawdust. We procure the majority of the raw wood materials that we use to manufacture our boards from unaffiliated companies in Chile, Argentina, Mexico and Brazil in accordance with long standing relationships between us and the suppliers. We may not be able to maintain these relationships and continue to secure the raw materials to produce our boards. An inability to secure the raw materials used in the production of our boards could have an adverse effect on our operations.

Currency devaluations and foreign exchange fluctuations may adversely affect us.

     We are exposed, both in terms of assets and liabilities, to fluctuations in the value of foreign currency. Changes in the value against the U.S. dollar of the Chilean peso and other currencies, in which we complete transactions, such as Argentinean pesos, Brazilian reales, Mexican pesos, Venezuelan bolivares and Colombian pesos, among others, could adversely affect our financial condition and results of operations. The Chilean peso, Argentinean peso, Brazilian real, Mexican peso, Venezuelan bolivar and Colombian peso, among others, have each been subject to large nominal devaluation events in the past. The value of any of these currencies against the U.S. dollar may fluctuate significantly in the future. Historically, a significant part of our indebtedness has been denominated in U.S. dollars and certain of our revenues and operating expenses have been denominated in local currencies. As a result, fluctuations in the local currency/U.S. dollar exchange rate may affect our financial condition and results of operations. On the other hand, a decrease in the value of the U.S. dollar against the currencies of other countries from which we export products can also hurt our sales margins on sales of such products.

We may not be able to satisfy our financing requirements.

     Our ability to satisfy our capital expenditure needs and debt service requirements depends in large part on our ability to generate funds internally. We might not be able to satisfy our capital expenditure and debt service requirements in the future if we are not able to generate internally sufficient funds or, alternatively, to obtain access to capital markets for sufficient amounts and at acceptable costs.

Increases in the level of environmental concern among our customers in general or changes in environmental regulations to which we are subject could adversely affect our business, financial condition and results of operations.

     We and other Chilean companies are subject to national and local environmental laws concerning, among other things, health, the handling and disposal of wastes and discharges into the air and water. Chilean environmental regulations have become increasingly stringent in recent years, particularly in connection with the approval of new projects, and this trend is likely to continue. We have made, and expect to continue to make, substantial expenditures to comply with such environmental requirements.

     Chilean environmental legislation to which we are subject includes Ley No. 19,300 Sobre Bases Generales del Medio Ambiente (the “Chilean Environmental Law”). Under the Chilean Environmental Law, we are required to conduct environmental impact studies of any future projects or activities that may affect the environment. The regulations also establish procedures for private citizens to object to the plans or studies submitted by project owners. Future developments in the establishment or implementation of environmental requirements, or in the interpretation of such requirements, could result in substantially increased capital, operating or compliance costs or otherwise adversely affect our business, financial condition and results of operations.

     Our activities in Brazil, Argentina, Venezuela and Argentina are subject to their respective Brazilian, Argentinean, Venezuelan and Argentinean environmental legislation including regulation by municipal, provincial and federal governmental authorities. We incur capital and operating expenditures to comply with applicable environmental requirements. Changes in environmental laws, or the interpretation thereof, may require us to incur significant unforeseen capital or operating expenditures to comply with such requirements. The occurrence of such events could have an adverse effect on our business, financial condition and results of operations.

We may not be able to maintain present favorable tax treatment or exemptions from certain tax payments in certain jurisdictions in which we operate.

     One driving force behind some of our recent consolidation and reorganization efforts has been the goal of achieving more favorable tax treatment in certain jurisdictions in which we operate. It is possible that local governments in certain municipalities may levy higher taxes on us or our products in the future. In addition, we may not be able to maintain important exemptions from certain tax regimes in the various jurisdictions in which we operate. Unfavorable tax treatment towards our company in the future or a raise in the taxes levied on us, may cause an adverse effect on our results of operations.

Some of our key products, such as OSB, experience high price volatility, and prolonged or severe weakness in the markets for OSB could adversely affect our financial condition and results of operations.

     OSB is a globally traded commodity product and is subject to competition from manufacturers worldwide. Historical prices for OSB have been volatile, and we, like other participants in the building products industry, have limited influence over the timing and extent of price changes for OSB. Product pricing is significantly affected by the relationship between supply and demand in the building products industry. Demand is also subject to fluctuations due to changes in economic conditions, interest rates, population growth, weather conditions and other factors. We are not able to predict with certainty market conditions and selling prices for our products and prices for OSB may decline from current levels. A prolonged and severe weakness in the markets for OSB could adversely affect our financial condition and results of operations.

We are exposed to increased costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards.

     We are spending an increased amount of management time and external resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NYSE rules. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) requires our management’s annual review and evaluation of our internal control systems, and attestations of the current documenting and testing of our internal control systems and procedures and consideration of improvements that may be necessary for us to comply with the requirements of Section 404 for the fiscal year ending December 31, 2006. This process has required us to hire additional personnel and outside advisory services and has resulted in additional accounting and legal expenses. We may encounter problems or delays in completing this review and evaluation, the implementation of improvements and the receipt of a positive attestation from our independent registered public accounting firm. In the event that our chief executive officer, chief financial officer or independent registered public accounting firm determine that our controls over financial reporting are not effective as defined under Section 404, investor perceptions of our company may be adversely affected and could cause a decline in the market price of our stock.

Risks Related to Our Forestry Operations

Adverse climate conditions, wind storms, fires, disease, pests and other natural threats could adversely affect our forests.

     Our forests are subject to a number of naturally occurring threats such as adverse climate, wind, fire, disease and other pests. Damage caused by strong windstorms, such as uprooting and stem breakage is considered by management to be a major natural risk to our forests. Fire is a risk to all of our forests, warehouses and operations. Accumulation of combustible raw materials and possible deficiencies in our preparation for fires could cause fire hazards and no preventative measures can provide assurance that fires will not occur. We may experience fire in the future and such a fire may materially adversely affect us. Disease and pests are another risk to our forests and plantations. Disease or pests may have a material adverse effect on our forests and plantations in the future. Other risks to our forests include, but are not limited to, losses caused by earthquakes, floods and other non-man-made catastrophic events.

We may experience difficulties with the quality of service provided by some of our contractors and our forestry operations could be adversely affected.

     We rely on third-party contractors to develop and administer a substantial portion of our forestry operations. The contracted services provided by third-party contractors focus on maintenance and repair services as well as harvesting and trucking, among others. In various countries where we operate, we are involved in developing services by contracting companies that assist us in achieving these operational goals. If our service contractors do not continue to fulfill past quality levels, our forestry operations could be adversely affected.

Risks Relating to Chile

Political developments in Chile may adversely affect us.

     Terranova S.A. and several of its subsidiaries are Chilean companies with all or a substantial portion of their operations located in Chile. As of December 31, 2004, approximately 16.8% of our sales and revenue, on a consolidated basis, are derived from sales in Chile. Therefore, our business strategies, financial condition and results of operations could be adversely affected by changes in policies of the Chilean government, other political developments in or affecting Chile, and regulatory and legal changes or administrative practices of Chilean authorities, over which we have no control.

A downturn in the Chilean economy may adversely affect us.

     We conduct a large part of our operations in Chile, and accordingly, the results of our operations and financial condition are sensitive to and dependent upon the level of economic activity in Chile. Chile’s recent rates of gross domestic product (“GDP”) growth may not continue in the future, and future developments in or affecting the Chilean economy could impair our ability to proceed with our business plan or materially adversely affect our business, financial condition or results of operations.

Inflation could adversely affect the value of our ADSs and financial condition and results of operations.

     Chile has experienced high levels of inflation in the past. High levels of inflation in the future could adversely affect the Chilean economy and have an adverse effect on our results of operations and, indirectly, the value of our common shares and of our ADSs.

     Changing levels of inflation, or a significant increase in Chilean inflation from the current level, could adversely affect our operating results. See “Item 5. Operating and Financial Review and Prospects.”

Conflict with native communities in Chile could threaten a portion of our forestry assets.

     Chilean law protects the rights of indigenous people. Since 1992, disputes have arisen among Chile’s indigenous communities and the forestry industry. We are currently named in three land disputes with communities claiming rights to ancestral lands or rights based on titles granted by decree at the beginning of the 19th Century. These disputes could imply partial or total overlap with our legal titles to the land involved in such disputes. During 2002, 2003, 2004 and 2005, we have been in negotiations with several communities and their representatives in order to resolve and avoid possible conflicts. It is possible that we might not be able to resolve the ongoing disputes with native communities in Chile. A deterioration of our relationship with indigenous peoples of Chile could affect our forestry operations and have an adverse effect on our company.

Energy shortages and increased energy costs could adversely affect our business.

     Starting in April 2004 and continuing to the present, Argentina began restricting deliveries of natural gas to Chile due to supply and distribution problems in Argentina, Chile’s principal supplier. A significant portion of Chile’s electricity is produced from natural gas. Any shortage of natural gas could force Chile’s electric utilities to use costlier coal or petroleum based fuels to produce electricity or cause disruptions in the supply of electricity. In addition, Chile and Brazil have each experienced energy shortages or disruptions in the past. Higher electricity costs or disruptions in the supply of electricity or natural gas could adversely affect our financial condition and results of operations.

Risks Relating to Our Operations Outside of Chile

The market price of our securities may be adversely affected by developments in other emerging markets.

     We conduct a substantial portion of our operations in the emerging markets of Latin America. As a result, economic and political developments in these countries, including future economic crises and political instability, could have a material adverse effect on our business and results of operations.

     The market value of securities of Chilean companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Chilean issuers regardless of whether or not economic conditions in Chile are comparable to those countries. Events in other countries, particularly Argentina, Venezuela and other emerging market countries, could adversely affect the market value of, or market for, our common stock or ADSs.

Argentinean political and economic conditions may have a direct and adverse impact on our Argentinean operations.

     Because a significant part of our operations and customers are located in Argentina, our financial condition and results of operations are in part dependent on Argentina’s economy. From 1999 until 2002, the Argentinean economy was in an economic recession. In 2002, the Argentinean economy experienced critical difficulties. During the first six months of 2002, the Argentinean government eliminated the U.S. dollar-Argentinean peso parity resulting in a devaluation of Argentina’s currency in 2002 of 237%. Additionally, the Argentinean government imposed restrictions on cash withdrawals from bank accounts, on transfers of funds from Argentinean to foreign accounts and publicly announced its inability to pay its debt to foreign lenders. During 2002, Argentina also experienced higher rates of unemployment and a general inflation of prices. Consequently, Argentina’s “country risk” rose to record high levels. In 2003, the economy began to recover and some of the government financial restrictions were lifted.

     Because our business strategy in Argentina is to some extent focused on anticipated growth in demand for particle board and MDF, rather than seeking to capture market-share from existing producers and, in spite of our efforts to switch local sales to exports, if Argentina’s economic environment does not continue to improve or if demand for products and services remains depressed, our Argentinean operations and results of operations could be further negatively affected. In addition, governmental measures or other factors may not improve Argentina’s economy or improvement in Argentina’s economy may not promote an increase in the demand for particle board and/or MDF. Moreover, we face direct competition from other Argentinean producers of wood board, both in Argentina or in neighboring markets such as Chile.

Brazilian political and economic conditions may have a direct and adverse impact on our Brazilian operations.

     Because a significant part of our operations and customers are located in Brazil, our financial condition and results of operations are in part dependent on economic activity in Brazil, including the rate of economic growth and its impact on demand for our products. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in monetary, fiscal, taxation, credit, tariff, wage and price controls and other policies in order to influence the course of Brazil’s economy. Economic weakness could be prolonged or become more severe in the future. Continued economic weakness and intervention by the Brazilian government in the Brazilian economy may lead to shortfalls in our revenues and have an adverse impact on the market value of our common stock or ADSs.

Our Venezuela operations are subject to adverse political and economic conditions.

     We have grown our operations in Venezuela and may continue growing in that country if and when opportunities arise. The success of this growth has resulted in a significant portion of our assets being dependent on Venezuela’s economic, social, and political environment. The Republic of Venezuela has been experiencing political and economic turmoil, including labor strikes and demonstrations. The implications and results of the political, economic and social instability in Venezuela are uncertain at this time, but the instability could have an adverse effect on our business. Venezuela also imposes foreign exchange controls that limit our ability to convert local currency into U.S. dollars and transfer excess funds out of Venezuela. Changes in existing regulations or the interpretation or enforcement of those regulations could restrict our ability to receive U.S. dollar payments. The exchange controls could also result in an artificially high value being placed on the local currency. As our business in Venezuela continues, our operations are expected to continue to be generally affected by political factors such as changes in Venezuela’s government and economic policy.

Mexican political and economic conditions may have a direct and adverse impact on our Mexican operations.

     Because a part of our operations and customers are located in Mexico, our financial condition and results of operations are in part dependent on the Mexican economy and political climate.

     In recent history, Mexico has experienced periods of slow or negative economic growth, high inflation and large devaluations in the Mexican peso. Similar events in the future could adversely affect our Mexican operations and our results of operations or financial condition in general.

     The Mexican national elections held in July 2000 ended 71 years of rule of the Institutional Revolutionary Party with the election of president Vicente Fox, a member of the National Action Party, and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Such multi-party rule is still relatively new in Mexico and could result in economic or political conditions that materially and adversely affect our business and operations in Mexico.

Item 4. Information on the Company

History and Development of the Company

     We are a sociedad anónima abierta, or publicly-held corporation, organized under the laws of Chile. We were incorporated into our present form on October 31, 2003 under the name Terranova S.A. Our predecessor company, Forestal Terranova S.A. was incorporated on August 2, 1994. In April 2005, the shareholders of Terranova and Masisa S.A. approved the merger of the two companies with Terranova as the surviving entity. At the same shareholder meetings, the shareholders of each company approved changing the merged company's name to Masisa S.A., our legal and commercial name. However, because this document reports on 2004, prior to the effective date of the merger and name change, we use the term Terranova to describe our company and its consolidated subsidiaries, which included our interest in Masisa S.A. before the merger. For additional information regarding the merger see “—The Merger of Terranova and Masisa” in this same section.

     We are controlled by our majority shareholder, GrupoNueva S.A., formerly known as Compañía de Inversiones Suizandina S.A. GrupoNueva S.A. is a Chilean holding company and is part of a larger group of affiliated investment companies, held by Nueva Holding, Inc. Our legal domicile is Santiago, Chile and our principal executive office is located at Avenida Apoquindo 3650, Piso 10, Las Condes, Santiago, Chile. Our telephone number is +56 (2) 350-6000. Our agent in the United States is Terranova Forest Products, Inc., which is located at 75 Circle, Building 900, Suite 720, Atlanta, Georgia 30339.

     Through our operating subsidiaries, which during 2004 included Masisa, we cultivate and manage forestry assets, supply raw materials such as saw logs, pulp logs and chips to our industrial affiliates, and operate sawmills and board and moulding plants. We are leading producers of particle board, MDF and OSB in Latin America and produce and sell finger-joint mouldings, MDF mouldings, solid wood interior rail and stile doors in the United States. Our principal production facilities are located in Chile, Argentina, Venezuela and Brazil. We also have smaller production facilities in Mexico and the United States. The principal markets for our products are the United States, Chile, Mexico, Brazil, Venezuela and Argentina. No seasonal factors materially affect our products.

Our principal products include:

•	MDF,	•	solid pine wood interior rail and stile doors,

•	particle boards,	•	OSB,

•	finger-joint mouldings,	•	MDF mouldings, and

•	sawn lumber,	•	sawn and pulp logs.

     Our history began in the 1970s with a sawmill operation in southern Chile. In the years up to 2002, through acquisitions and other transactions, our predecessor companies and we expanded our forestry assets in Chile, Venezuela and Brazil; acquired and established manufacturing and marketing capabilities in the markets of northern Latin America and the United States in order to allow us to more efficiently utilize our forestry resources; and worked to improve the coordination and management of those resources. During this period, we expanded our operations within Chile to include additional sawmills and facilities to manufacture MDF and market skin and moulded doors. Outside Chile, we significantly expanded to add forestry assets in Venezuela and Brazil, sawmills in Venezuela and Brazil, board manufacturing facilities in Brazil, Argentina and Venezuela, a moulding plant in the United States and distribution and marketing operations in the United States and numerous markets in northern Latin America. As of 2002, our forestry assets and manufacturing operations were held directly and indirectly through our predecessor, Forestal Terranova, with our U.S. operations being coordinated through Forestal Terranova’s subsidiary, Terranova Forest Products, and our non-Chilean subsidiaries and affiliates being held by, and their products marketed through, Terranova Internacional S.A., also known as TISA.

     In January 2001, Forestal Terranova subscribed to approximately 81 million newly issued shares of Masisa, giving it an approximate 8.8% interest in Masisa. In July 2002, Forestal Terranova acquired Maspanel’s 43.16% interest in Masisa and became Masisa’s controlling shareholder with 51.9% of Masisa’s total shares then paid and outstanding. Effective as of July 1, 2002, Forestal Terranova began consolidating Masisa into its financial results. On May 27, 2003, Forestal Terranova increased its ownership interest in Masisa to 486,861,555 shares (52.43%) of common stock through open market purchases on the Santiago Stock Exchange.

     Forestal Terranova decided to expand the relationship between Terranova and Masisa in order to make use of their respective resources and systems in a manner that would improve the efficiency, strength and financial performance of both companies. As part of that process, Forestal Terranova entered into a support services agreement with Masisa effective as of January 1, 2003, pursuant to which Masisa assumed the management of Forestal Terranova’s Venezuelan subsidiary, Fibranova C.A. Under that agreement, Forestal Terranova retains ownership of the land, land rights, plant and equipment and Masisa manages the production process as well as the marketing and distribution of the finished products. For more information on the terms of this agreement, see “Related Party Transactions.”

     As a result of the Fibranova support services agreement with Masisa, many of Forestal Terranova’s marketing and sales affiliates became redundant with the sales and marketing operations Masisa carried out through Fibranova as well as with Masisa’s own marketing and sales network in the northern Latin American region. Accordingly, Forestal Terranova decided to discontinue its separate marketing and sales efforts through several of its northern Latin American subsidiaries and affiliates. In 2003, Forestal Terranova discontinued the operation of Terranova Argentina S.A. as well as its joint venture with Masisa in Masnova de México.

     During the first quarter of 2003, Gonzalo Zegers and Alejandro Droste resigned from their positions as Chief Executive Officer of Masisa and Chief Financial Officer of Masisa do Brasil Limitada (“Masisa Brasil”) and were appointed Chief Executive Officer and Chief Financial Officer of Forestal Terranova, respectively. During that same time period and throughout the remainder of 2003, many of the officers and senior management of Forestal Terranova and its subsidiaries were replaced with officers and management drawn from Masisa and from outside the Forestal Terranova group.

     On September 30, 2003, Suizandina and Forestal Terranova, the owners of 40% and 60%, respectively, of the shares of Terranova International S.A., or TISA, approved a stock split and spin-off of TISA into two separate companies, TISA and Inversiones Internacionales Terranova S.A., or IITSA. As a result of the stock split and spinoff, Suizandina and Forestal Terranova each held 40% and 60%, respectively, of each of TISA and IITSA. Before the stock split and spin-off, substantially all of the international subsidiaries of Forestal Terranova were held through TISA. Immediately after the stock split and spin-off all of the international subsidiaries previously held by TISA were held by IITSA and all of the tax losses of the international subsidiaries were held by TISA. Following this reorganization and stock split, TISA was renamed Terranova S.A.

     On October 14, 2003, Suizandina sold all of its shares of Terranova except one to Forestal Terranova. On October 31, 2003, the shareholders of Forestal Terranova and Terranova S.A. each approved the merger of Forestal Terranova into and with its subsidiary Terranova S.A. with Terranova being the surviving company. As a result of the merger, Terranova S.A. succeeded to all of the shares of Forestal Millalemu S.A. and Andinos S.A. that were previously held by Forestal Terranova and, accordingly, held 100% of the shares of each of Millalemu and Andinos. Pursuant to Chilean law, each of Millalemu and Andinos was automatically dissolved at the time they became wholly owned subsidiaries and Terranova succeeded to all of their assets and liabilities.

The Merger of Terranova and Masisa

     On April 12 and April 13, 2005, respectively, the shareholders of Masisa and Terranova approved the merger by incorporation of Masisa into and with Terranova. The completion of the merger was subject to certain conditions, established at the respective Extraordinary Shareholders’ Meetings of Masisa and Terranova to approve the merger, with respect to the exercise of withdrawal rights. Those conditions were satisfied and the merger became effective on May 31, 2005. As a consequence, Masisa no longer exists. Terranova continues as the surviving entity and is the legal successor of Masisa for all purposes. However, shares and ADSs of Masisa have not yet been exchanged for shares and ADSs of Terranova and that exchange will not occur until Terranova has completed certain additional filings and obtained certain approvals related to the issuance of its shares and ADSs in exchange for shares and ADSs of Masisa. It typically takes between 60 and 90 days after the date of the last of the shareholder meetings at which the merger is first approved to complete this process. Although we cannot predict the exact amount of time that will be required to make or obtain the various filings and approvals, we expect to complete this process and exchange shares and ADSs of Masisa for shares and ADSs of Terranova in July 2005. Until the share exchange occurs, each such share and ADS of Masisa outstanding represents only the right to receive upon exchange 2.56 shares or 1.536 ADSs of Terranova, respectively.

     At the same shareholder meetings of Masisa and Terranova at which the merger was approved, the shareholders of each company also approved changing the name of the merged company from Terranova S.A. to Masisa S.A. The name change is now effective and the name of the Company in all future filings by the Company with the SEC will be Masisa S.A. However, because this document reports on 2004, prior to the approval and effective date of the merger, this document uses the terms Terranova S.A. and Masisa S.A. as described in this document under the heading “Presentation of Information.”

Corporate Structure

     In addition to manufacturing particle board, MDF, OSB, solid-wood doors, mouldings and sawn wood, through subsidiaries and joint ventures we engage in several related operations. As indicated in the following charts, we and a number of our subsidiaries conduct manufacturing operations. However, most of our sales to third parties are made through Terranova Forest Products, Terranova Mexico S.A. de C.V., Masisa Chile, Masisa Argentina, Masisa Brazil, Masisa Mexico, Masisa Peru, Masisa Ecuador, Fibranova C.A., Andinos C.A. and Terranova Colombia. The principal exceptions are Forestal Tornagaleones and Forestal Argentina, which are directly responsible for selling their own products.

     Our group’s business structure, as of December 31, 2004, is set forth in the following charts. All of our indirect subsidiaries held as of that date through Masisa are set forth in the second of the three charts. The third chart shows our group's business structure as of May 31, 2005, as a result of our merger with Masisa.

As of December 31, 2004

As of December 31, 2004

As of May 31, 2005

The following table shows on a consolidated basis our direct and indirect ownership interest in each of our subsidiaries and affiliates that formed a part of our group as of December 31, 2004, as well as the country of incorporation for each such subsidiary and affiliate. Unless specifically noted otherwise, our ownership interest in each subsidiary and affiliate as of December 31, 2004 was equal to our proportionate voting power in that entity.

		OWNERSHIP INTEREST

		12/31/2004			12/31/2003

	COUNTRY OF
COMPANY	INCORPORATION	DIRECT	DIRECT	TOTAL	TOTAL

Inversiones Internacionales Terranova S.A	Chile	60.00	0.00	60.00	60.00
Masisa S.A	Chile	52.43	0.00	52.43	52.43
Terranova Forest Products, Inc	U.S. (South Carolina)	25.12	44.93	70.05	70.05
Terranova Panamá S.A	Panama	0.00	60.00	60.00	60.00
Terranova de Venezuela S.A	Venezuela	0.00	60.00	60.00	60.00
Forestal Terranova México S.A. de C.V	Mexico	0.00	59.99	59.99	59.99
Corporación Forestal Guayamure C.A	Venezuela	0.00	51.00	51.00	51.00
Terranova Brasil Ltda	Brazil	0.00	59.99	59.99	59.99
Terranova Colombia S.A	Colombia	0.00	59.99	59.99	59.99
Corporación Forestal Imataca C.A	Venezuela	0.00	60.00	60.00	60.00
Andinos C.A	Venezuela	0.00	60.00	60.00	60.00
Inversiones Coronel Limitada	Chile	0.00	52.43	52.43	52.43
Masisa Inversiones Limitada	Chile	0.00	52.43	52.43	52.43
Masisa Partes y Piezas Limitada	Chile	0.00	52.43	52.43	52.43
Forestal Tornagaleones S.A	Chile	0.00	31.70	31.70	31.70
Masisa Concepción Ltda	Chile	0.00	52.43	52.43	52.43
Masisa Overseas LTD	Cayman Islands	0.00	52.43	52.43	52.43
Maderas y Sintéticos del Perú S.A.C	Peru	0.00	52.38	52.38	52.38
Maderas y Sintéticos México S.A. de C.V	Mexico	0.00	52.43	52.43	52.43
Madera y Sintéticos Servicios S.A. de C.V	Mexico	0.00	52.43	52.43	52.43
Masisa do Brasil Ltda	Brazil	0.00	52.43	52.43	52.43
Forestal Argentina S.A	Argentina	0.00	15.88	15.88	15.88
Masisa Argentina S.A	Argentina	0.00	52.43	52.43	52.43
Masisa Ecuador S.A	Ecuador	0.00	52.43	52.43	52.43
Fibranova C.A.(1)	Venezuela	0.00	60.00	60.00	60.00
Masnova S.A de C.A	Mexico	0.00	56.22	56.22	56.22

________________________________________
(1)     Management, operations and sales were conducted by Masisa S.A. during 2004.

The GrupoNueva Group and Our Management Framework

     We are controlled by the GrupoNueva group, or Nueva Holding, Inc., a Panamanian company, which through its Chilean subsidiaries GrupoNueva S.A. and Inversiones Forestales Los Andes S.A., owned a 76.38% interest in us prior to the merger between us and Masisa. As a result of the merger, GrupoNueva S.A. beneficially owns in the aggregate approximately 59.5% of the outstanding shares of the merged company. GrupoNueva S.A. is, directly and indirectly, a wholly owned subsidiary of Nueva Holding, Inc. Inversiones Forestales Los Andes, is, directly and indirectly, a wholly owned subsidiary of GrupoNueva S.A. In addition, GrupoNueva owns directly a 40% interest in our subsidiary IITSA and, as a result, owns 40% of the IITSA's interest in many of our indirect international subsidiaries.

     As part of the GrupoNueva group, we adhere to certain common management philosophies with the other GrupoNueva companies. These include adhering to management and business practices which promote sustainable development of our forestry assets and of the social environment in the communities in which our operations are located. The GrupoNueva group provides to us suggested management guidelines with respect to strategic planning, budget formulation and control, financial policies, internal audits, eco-efficiency, environmental performance, social responsibility, health and safety, human resources, legal matters, public relations communications, and information technology.

Business Strategy

Our business strategy consists of the following five key elements:

•	Maximize and strengthen (i) our position as a Latin American forestry company with forest plantations in fast growing regions and (ii) our ability to more fully utilize all tree byproducts throughout our production processes.

Three of our plantation locations, Chile, Argentina and Brazil, are countries with the three fastest average annual tree growth rates in the world. Our Venezuelan plantation provides trees that grow at a slower rate but produce lumber with better mechanical properties that can be used when higher resistance is needed. Together, our group maximizes the complete use of all portions of the trees we harvest. Different parts of the trees are used to produce different products ranging from wood doors to solid wood mouldings and lumber. Even the byproducts of various production processes, such as sawdust and chips, can be used in the production of board products.

• Continue to improve our industrial and corporate efficiency in order to be a low cost producer.

As Terranova and Masisa worked before the merger to realize synergies from their complementary operations, we began to achieve specialization of our production plants, greater economies of scale and a reduction in overhead. Throughout 2003 and 2004, we integrated the sales and production operations of Masisa and Terranova in Mexico and Brazil; began marketing Masisa’s products in the United States through Terranova Forest Products; began to integrate management of the forestry operations of Masisa and Terranova in Chile; and integrated many functions of our Masisa and Terranova corporate management, including logistical coordination. Our strategy going forward will be to continue to integrate the businesses of our company in order to achieve even greater synergies.

• Maintain a strong customer-focused approach throughout the production and distribution chain and continue to build upon our strong distribution network, focusing particularly upon our well-established Placacentro distribution network.

We work closely with our customers in the construction and furniture manufacturing industries to offer solutions to problems they face and to better satisfy their needs. We intend to continue to develop Masisa’s Placacentro program in Chile, Brazil, Argentina, Peru, Mexico, Ecuador, Paraguay, Colombia, Venezuela and Uruguay and to extend the Placacentro concept to new countries as well. We believe that expansion of this program will further enhance Masisa’s brand names and the distribution of its products. In addition, we intend to use our Terranova Forest Product distribution network and staff in the United States to better understand our customers’ needs and adapt appropriately our product designs and manufacturing and distribution processes. We will also leverage our Terranova Forest Product’s distribution channels in the United States to market and sell our board products, especially OSB and MDF mouldings.

• Utilize our significant distribution presence in various markets, particularly, the United States, to develop greater market penetration for an expanded product mix.

Through Terranova Forest Products’ management and staff we are seeking to develop a more diversified product mix, new and better distribution channels and better name recognition and differentiation for our products. At Terranova Forest Products, we have brought in new senior management, a new sales and marketing management team and additional sales staff both in the field and as administrative support. In addition, we have created within our sales departments teams specialized in the development of our primary product categories. We are also working to continually improve our supply chain infrastructure from our forestry and industrial operations in South America to our commercial operations in the United States, Mexico and our other international markets.

• Ensure that our forestry assets and production facilities and processes are maintained and operated in accordance with internationally accepted sustainable development principles.

The business activities within our group are based on the principle of environmentally and socially responsible development. Environmentally, this means we seek more efficient uses of raw materials and by-products and continuous improvement in the environmental impact of each of our group’s companies. With respect to our social responsibility, it is our goal that our businesses and operations impact positively our communities where we operate and our employees and other stakeholders.

     Since the merger between Terranova and Masisa, we are in the process of implementing a reorganization of our businesses into the following divisions:

  Boards Division

  Solid Woods Division

  Forestry Division

     In the boards division, we expect to continue to expand our boards distribution network throughout Latin America, including a planned expansion by the end of 2007 of up to 177 new Placacentros, approximately 53 of which we expect to open in Mexico. In the solid woods division, we intend to continue to seek greater geographic market penetration, primarily in the United States and Mexico, and improved name recognition and branding. In our forestry division, we intend to continue to consolidate our operations in Chile and Brazil.

Facilities and Offices

     The map below illustrates the location of our principal offices, forests, production facilities and Placacentros as of May 31, 2005. For information regarding our offices, plantations, forests, production and processing facilities, see “—Description of Properties.”

Description of Properties

The following tables show our material properties, excluding our forestry holdings, as of December 31, 2004 and includes information regarding the size (in square meters) and use of the properties, as well as whether the properties are leased, owned or used pursuant to service agreements. Service agreements are contracts to use a variable amount of space or services in a facility managed by a service provider and therefore do not constitute a lease. For information regarding our forestry holdings, see “—Forestry Operations—Land Ownership and Rights.”

OTHER LAND / PROPERTIES

	Leased/	Size
Location	Owned	(square meters)

Chile
Administrative Offices
Santiago – Terranova (Alcantara)	Owned	1,202
Santiago – Terranova (Apoquindo)	Owned	(included in Masisa)
Santiago – Masisa (Apoquindo)	Owned	1,565
Santiago – Masisa (Santa Maria)	Owned	1,515
Production Facilities
Cabrero – Terranova	Owned	56,064
Chillán – Terranova	Owned	17,377
Cabrero Masisa	Owned	26,391
Concepción – Masisa (Chiguayante)	Owned	12,321
Concepción – Masisa (Mapal)	Owned	28,877
Valdivia –Masisa (Valdivia)	Owned	37,651
Valdivia – Masisa (Carlos Puschmann)	Owned	12,429
Distribution Centers and Warehouses
Antofagasta – Masisa	Service	2,125
Concepción – Masisa	Owned	3,009
Concepción – Masisa (Cintac)	Service	7,000
Santiago – Masisa	Service	10,000
Valdivia – Masisa	Service	3,176

Brazil
Administrative Offices
Curitiba – Masisa	Leased	339
Paraná – Masisa	Owned	(included in production facilities)
Rio Grande do Sul – Masisa	Leased	80
Santa Catarina – Terranova	Owned	2,062
Production Facilities
Paraná – Masisa	Owned	29,456
Santa Catarina – Terranova	Owned	42,553
Distribution Centers and Warehouses
Novo Hamburgo – Masisa	Leased	4,200
Paraná – Masisa	Owned	(included in production facilities)

Colombia
Administrative Offices
Santa Fe de Bogotá – Terranova	Leased	385
Distribution Centers and Warehouses
Cucuta – Terranova	Service	4,500
Bogotá – Terranova	Service	510

OTHER LAND / PROPERTIES

	Leased/	Size
Location	Owned	(square meters)

Mexico
Administrative Offices
México D.F. – Masisa	Leased	271
México D.F. – Terranova	Leased	170
Production Facilities
Durango – Masisa	Owned	32,000
Distribution Centers and Warehouses
Altamira, Tamaulipas – Masisa	Leased	10,000
Altamira, Tamaulipas – Terranova	Owned	8,200
Durango – Masisa	Owned	12,600
México D.F. – Masisa	Leased	1,500

United States
Administrative Offices
Wando – Terranova	Owned	1,672
Atlanta – Terranova	Leased	100
Production Facilities
Wando – Terranova	Owned	10,405
Distribution Centers and Warehouses
Baltimore – Terranova	Leased	3,716
Hanahan – Terranova	Leased	3,176
Wando – Terranova	Owned	7,804
Long Beach – Terranova	Leased	2,230
Houston – Terranova	Leased	3,716

Venezuela
Administrative Offices
Bolivar – Terranova	Leased	283
Production Facilities
Estado Anzoátegui – Terranova	Leased	43,000
Distribution Centers and Warehouses
Estado de Carabobo – Terranova	Leased	12,000

Argentina
Administrative Offices
Buenos Aires – Masisa	Leased	600
Production Facilities
Entre Ríos – Masisa	Owned	57,400
Distribution Centers and Warehouses
Entre Ríos – Masisa	Service	1,800

Peru
Administrative Offices
Lima – Masisa	Leased	136
Distribution Centers and Warehouses
Lima – Masisa	Service	3,000

Ecuador
Administrative Offices
Guayaquil – Masisa	Leased	90
Distribution Centers and Warehouses
Guayaquil – Masisa	Service	3,000

     We do not believe that there are any environmental issues affecting any of our properties that are material to our business. A discussion of environmental issues that affect our business generally is presented below under “Environmental Issues”.

Principal Products

     The following table sets forth the sales of each of our principal products as a percentage of our total consolidated sales for the years ended December 31, 2002, 2003 and 2004.

OUR PRODUCTS
(as a percentage of consolidated sales)

	Year ended December 31,

	2002(1)	2003	2004

MDF	27.3%	32.2%	33.2%
Particle board	15.8%	20.9%	19.3%
Finger-joint mouldings	22.5%	15.8%	12.5%
Sawn lumber	8.9%	7.7%	8.6%
OSB	1.9%	5.8%	8.2%
Solid-wood doors	13.6%	6.8%	5.8%
MDF mouldings	4.0%	3.5%	5.0%
Sawn and pulp logs	3.1%	3.3%	4.2%
Other products(1)	2.8%	4.0%	3.1%

Total	100.0%	100.0%	100.0%

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.
(2)	Includes principally wood chips, sawdust, door parts, Masisa’s fiberboard doors and wood plies.

MDF (Medium Density Fiberboard)

     MDF is manufactured by removing the fibers from wood chips, mixing the wood fiber pulp with adhesives and forming the mixture into flat sheets which are dried, heated, pressed, cooled, cut to size and finished. MDF has broad applications in furniture, cabinet and millwork manufacturing. Machining qualities make MDF well-suited for the production of pieces with critically shaped and profiled edges. Its uniformly dense surface gives superior results when grain-printed or painted. MDF shapes and routs with precision, drills easily and cuts cleanly. It is an effective core material for high-pressure laminates, fast-cycle melamine and veneers. MDF is more versatile than particle board. However, compared to the production of particle board, the MDF production process requires higher-quality wood, a greater quantity of adhesives and more energy. Due to its higher production costs, MDF generally commands a higher price than particle board of the same thickness. We produce all the standard thicknesses and densities of MDF, including thin-MDF, some melamine-laminated MDF and a small amount of wood-veneered MDF. Melamine-laminated MDF is MDF covered on one or both sides with paper impregnated with melamine, a plastic laminate. We also produce a high density MDF to be used for flooring. We market our MDF under the brand name “MDF Masisa.” For the year ended December 31, 2004, MDF sales represented approximately 33.2% of our consolidated net sales compared to 32.2% for the same period in 2003.

Particle Board

     Raw particle board is manufactured by mixing wood chips, wood shavings and sawdust with adhesives and rolling or pressing the mixture into large flat sheets of varying sizes and thickness, which are then cut, quality-analyzed and packaged. Raw particle board is used in a variety of applications in the construction industry, such as ceilings, floors and closets, and is also widely used in the manufacture of furniture. We produce different types of raw particle board that are marketed under the brand names “Placa Masisa,” “Masisa Panel,” “Ecoplac,” “Facilplac” and “HR100.” We also produce melamine-laminated particle boards which are raw particle boards covered on one or both sides with paper impregnated with melamine. Melamine-laminated boards are widely used in the manufacture of furniture and cabinets and are also used in construction for walls, counters and in other applications. Melamine-laminated board sales generate a higher margin than raw particle board sales. For the year ended December 31, 2004, particle board sales accounted for approximately 19.3% of our consolidated net sales revenue compared to 20.9% for the same period in 2003.

     Particle board competes, in certain uses, with gypsum and asbestos-cement boards, as well as solid wood, plywood, fiber board (including both hard board and MDF) and OSB. MDF and particle board are competing products in some applications in the furniture industry. Lumber and gypsum board are the main competing products in the construction industry. Plywood may also be substituted for particle board, MDF and OSB in certain applications.

Finger-Joint Mouldings

     Finger-joint mouldings are produced from small pieces of recycled wood which have been cut and dried. The drying process is followed by a shining procedure in which any knots, imperfections or irregularities are corrected. The wood pieces are then joined, shaped and packaged for distribution. We offer four types of mouldings including raw mouldings, painted mouldings, jesso mouldings and stiles. These mouldings are ornamental strips used to decorate a surface, and are often used to accent or emphasize the ornamentation of a structure or to conceal surface areas or angle joints. For the year ended December 31, 2004, finger-joint moulding sales represented approximately 12.5% of our consolidated net sales revenue compared to approximately 15.8% for the same period in 2003.

Sawn Lumber

     We produce green and kiln dried sawn lumber from timber harvested from forestry plantations. The timber is sawn into logs, debarked and classified according to its diameter and length. The lumber is sawn into various shapes and sizes. Andinos produces high quality dried lateral wood from the outer portion of the log for remanufacturing process and lower quality dried center wood, from the center portion of the log. The lateral wood is used for manufacturing finger-joint mouldings, door frames, boards, sidings, furniture and doors. The center wood is used for manufacturing, packaging and construction. The slower growth rate of the Caribbean pine from our Venezuelan forest plantations results in a high quality grade that commands a premium price in Mexico and Venezuela. For the year ended December 31, 2004, sales of sawn lumber represented approximately 8.6% of our consolidated net sales revenue compared to approximately 7.7% for the same period in 2003.

OSB (Oriented Strand Board)

     OSB is structural panel board manufactured from small logs and lumber scraps. The logs are debarked, sawn and reduced to thin wood strands. The strands are put into a drying machine to remove humidity from the wood in order to avoid shrinkage and swelling during use. The dried wood strands are placed into a blending machine where they are mixed with chemical adhesives. The resin-blended strands are then mechanically aligned into several layers in a forming line, with each layer laid down separately along the conveyor belt, to build up a mat. This mat is compressed and heated in the main press to form the boards. The compressed and heated boards are then cooled and finished. OSB’s outstanding physical-mechanical properties make the boards highly suitable for use in applications requiring great structural resistance, such as those that occur in the construction and packaging industries. Our Masisa OSB is marketed under the “Masisa OSB” brand name, and is manufactured at Masisa’s Brazilian plant. For the year ended December 31, 2004, OSB sales represented approximately 8.2% of our consolidated net sales compared to approximately 5.8% for the same period in 2003.

Solid Wood Doors

     We manufacture solid wood interior stile and rail doors in Chile, and market them under the brand name “Terranova”. Our doors are 1 3/8 inches thick and are manufactured in a range of heights and widths to fit standard doorways and closets. Terranova doors are available in French, bi-fold, six panel, Soriana and Sevillana styles. The doors are manufactured from solid pine wood with engineered stiles and rails that are edge-glued, finger-jointed and laminated with clear veneer. They are also available with solid raised panels with a characteristic double hip pattern, emphasizing the relief. Our solid wood doors are distributed throughout the United States by Masonite

International Corporation. For the year ended December 31, 2004, door sales represented approximately 5.8% of our consolidated net sales revenue compared to 6.8% for the same period in 2003.

MDF Mouldings

     We manufacture our MDF mouldings from superior, ultra-light MDF (32 pounds per cubic foot density) which makes them comparable to any standard wood moulding. Their light weight substantially reduces the cost disadvantages associated with transportation, handling and installation of standard density MDF mouldings. We manufacture primed and un-primed MDF mouldings on priming lines yielding high quality waterborne priming. We offer a wide range of patterns for our mouldings, including the casing and base, crowns, jambs and S4S boards. We produce MDF mouldings in 7, 8, 10, 14 and 16 foot lengths. For the year ended December 31, 2004, MDF moulding sales represented approximately 5.0% of our consolidated net sales revenue compared to approximately 3.5% for the same period in 2003.

Sawn and Pulp Logs

     We sell sawn and pulp logs directly and through our subsidiaries Terranova Venezuela, Terranova Brasil, Forestal Tornagaleones, Forestal Argentina and Masisa do Brasil. The sawmill cuts and sizes the wood and assesses the best cutting plan for each log. For the year ended December 31, 2004, sawn and pulp log sales represented approximately 4.2% of our consolidated net sales revenue compared to approximately 3.3% for the same period in 2003.

Other Products

     Other products include principally wood shavings, wood chips, sawdust, door parts, Masisa’s fiberboard doors and pine veneer wood plies. Masisa manufactures fiberboard doors in Chile, which are marketed under the brand name “Exit”. The manufacture of Masisa’s doors is the most labor intensive of its businesses. Masisa’s doors are made with a cardboard honeycomb core. Our wood shavings, wood chips and sawdust are byproducts of our sawmill and industrial operations and sold to pulp manufacturers and other third party manufacturers. Wood plies, which we sell to third parties, are sheets of solid wood coiled off of saw logs and serve as the principal raw material for plywood.

     On a consolidated basis, all of our “other products” accounted for approximately 3.1% of our consolidated sales for the year ended December 31, 2004 and 4.0% for the same period in 2003.

Wood Products Sales

     The following table shows our sales of our principal wood products by physical volume in cubic meters for the years ended December 31, 2002, 2003 and 2004.

CONSOLIDATED SALES OF OUR PRINCIPAL WOOD PRODUCTS
(thousands of cubic meters)

	Year ended December 31,

	2002(1)	2003	2004

MDF	449.9	783.5	931.6
Sawn and pulp logs	319.8	620.6	981.1
Particle board	301.9	608.2	649.7
Sawn lumber	153.6	240.7	299.7
OSB	57.1	178.1	241.6
Finger-joint mouldings	157.7	193.7	171.6
MDF mouldings	30.0	48.1	90.3
Solid wood doors	39.1	36.1	42.6

(1)     Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

     Total sales of our principal wood products, which increased by 25.8% in volume in 2004 as compared to 2003, are dependent, to a significant extent, on the state of the economies in the United States, Mexico, Chile, Venezuela, Argentina and Brazil, our principal markets. In particular, sales of our processed wood products are related to the levels of activity in the construction and furniture industries in those countries. Construction activity is subject to cyclical fluctuations due to changes in economic conditions, interest rates, population growth and other economic and demographic factors. An economic downturn in any of those countries is likely to materially adversely affect its construction industry and, accordingly, sales of our products. The “do-it-yourself”, new residential construction industry and re-modeling industry in the United States as well as the construction and pallet manufacturing industries in Mexico are the principal end-users of our solid wood products. The furniture manufacturing industry in Chile, Argentina, Mexico, Brazil and Venezuela are the principal users of our board products. The boards are marketed in Colombia, Peru, Ecuador and Uruguay. See “—Operating and Financial Review and Prospects.”

     The international market for our processed wood products is highly competitive in terms of price and quality. We compete with producers from the United States, Canada, Chile, Brazil, New Zealand, China and South Africa. Competitive factors within a market area generally include price, species and grade of the logs used in the production of the end-product, proximity to wood consuming facilities and ability to meet customers’ requirements. Environmental certification has also become a point of differentiation. In numerous markets and in the United States in particular, wood products manufacturers are increasingly encouraged or required to supply environmentally certified finished product. Our production facilities and plantations have been certified under ISO 14,001 and OHSAS 18,001, and our plantations have received the Forest Stewardship Certification (FSC). The FSC certifies that the wood in a product, whether a finished product or an intermediate product, is produced in accordance with FSC standards.

Markets and Distribution

     The following table sets forth our aggregate sales in each of our principal markets by destination for the years ended December 31, 2002, 2003 and 2004.

OUR MARKETS
(as a percentage of consolidated sales)

	Year ended December 31,

	2002(1)	2003	2004

United States	40.8%	27.4%	29.2%
Chile	15.5%	18.2%	16.8%
Mexico	14.8%	15.5%	16.1%
Brazil	9.6%	15.8%	14.1%
Argentina	2.8%	6.0%	6.7%
Venezuela	4.2%	4.9%	6.0%
Other countries	12.3%	12.3%	11.1%

Total:	100.0%	100.0%	100.0%

(1) Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

     During 2004 we segmented our company by country within each of our Terranova and Masisa business groups. These country segments include, for our Terranova businesses, the United States, Chile, Brazil, Mexico and Venezuela, and for our Masisa businesses, Chile, Argentina, Brazil and Mexico. The following table sets forth our aggregate sales for each of these business segments for the years ended December 31, 2002, 2003 and 2004.

OUR MARKETS
(Net sales in millions of US$)

	Year ended December 31,

	2002(1)	2003	2004

Terranova:
United States	119.5	118.0	141.1
Chile	7.8	10.6	13.6
Mexico	28.7	37.1	48.1
Brazil	1.4	1.9	3.1
Argentina	—	—	—
Venezuela	12.0	23.3	39.0
Other countries	10.7	9.0	19.6

Total (Terranova):	180.0	200.0	264.5

Masisa:
United States	0.9	13.3	49.0
Chile	37.9	76.7	95.6
Mexico	15.0	37.4	57.0
Brazil	26.9	74.1	88.5
Argentina	8.2	28.6	43.4
Venezuela	0.5	—	—
Other countries	25.6	49.9	53.0

Total (Masisa):	115.0	280.1	386.5

(1) Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

OUR MARKETS
(as a percentage of consolidated sales by destination market)

	Year ended December 31,

	2002(1)	2003	2004

Terranova:
United States	40.5%	24.6%	21.7%
Chile	2.6%	2.2%	2.1%
Mexico	9.7%	7.7%	7.4%
Brazil	0.5%	0.4%	0.5%
Argentina	0.0%	0.0%	0.0%
Venezuela	4.1%	4.9%	6.0%
Other countries	3.6%	1.9%	3.0%

Total (Terranova):	61.0%	41.7%	40.6%

Masisa:
United States	0.3%	2.8%	7.5%
Chile	12.8%	16.0%	14.7%
Mexico	5.1%	7.8%	8.8%
Brazil	9.1%	15.4%	13.6%
Argentina	2.8%	6.0%	6.7%
Venezuela	0.2%	0.0%	0.0%
Other countries	8.7%	10.4%	8.1%

Total (Masisa):	39.0%	58.3%	59.4%

(1)    Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

United States

General

     In 2004, GDP grew 4.4%, inflation was 3.3%, the trade balance deficit was US$617.7 billion and the unemployment rate was 5.4% as of December 31, 2004. The U.S. economy experienced moderate growth as a result of an increase in customer demand and business investment spending.

     The following table shows our sales of solid wood doors, MDF and finger-joint mouldings, MDF, OSB and other products in the United States in dollars for the periods indicated.

UNITED STATES
PRINCIPAL WOOD PRODUCTS SALES
(millions of US$)

	Year ended December 31,

	2002(1)	2003	2004

Terranova
Finger-joint mouldings	66.4	75.6	81.4
Solid wood doors	39.6	32.3	37.3
MDF mouldings	11.9	10.1	18.1

Masisa
OSB	—	5.9	30.8
MDF mouldings	—	4.7	14.4
MDF	0.9	2.6	2.7

(1) Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Terranova Marketing and Distribution

     The United States is Terranova’s most significant market on both a consolidated and unconsolidated basis as measured by aggregate sales. Our total sales in the United States on a consolidated basis for the year ended December 31, 2004 represented 29.2% of total sales compared to 27.4% in 2003. This increase was primarily due to increased OSB sales.

     Most of the our products are sold in the United States through approximately 60 customers that serve primarily the “do-it-yourself” and new residential construction industries. The U.S. do-it-yourself market is heavily consolidated and is dominated by large chain retailers such as Home Depot, Lowes and Menards. Our eight largest customers, in terms of sales revenue, accounted for approximately 77% of sales for the year ended December 31, 2004 in the United States. The largest customer did not account for more than approximately 38% of such sales. Our principal U.S. customers are Boston Cedar & Millwork, Builders First Source, East Coast Millwork, Jeld-Wen International, Jim White Lumber, Masonite (which sells most of our products to the Home Depot), Weyerhaeuser and Wholesale Millwork. We cannot assure you that, under current market conditions, the loss of our largest distributor or customer would not have a material adverse effect on us. We store our products primarily in three warehouses located at Wando, South Carolina, Baltimore, Maryland, and Houston, Texas. We ship our products from U.S. warehouses to our customers primarily by truck. Shipments are delivered to our distribution centers by ship from our production facilities in Chile, Brazil, Argentina and Venezuela.

     Mouldings Market. We manufacture MDF and solid wood finger-joint mouldings which are sold in the United States. Our total sales of finger-joint mouldings and MDF mouldings in 2004 were US$81.4 million, and US$18.1 million, respectively, compared to US$75.6 million and US$10.1 million, respectively, in 2003. In 2004, prices for finger-joint mouldings in the United States increased from 2003 primarily as a result of strong market demand, especially as a result of new residential home construction. In 2004, demand for MDF mouldings in the United States exceeded available production capacity. This led to increasing prices for our MDF mouldings during that period. During 2004 all of our Terranova and Masisa MDF moulding lines have been operating at close to full capacity. However, we expect additional production capacity to be added by other MDF producers during 2005 leading to a moderate decrease of prices for MDF mouldings during that period. We believe that increased market production of MDF mouldings will provide U.S. consumers with a comparatively cheaper alternative to finger-joint mouldings and that increases in sales of MDF mouldings will partially offset a decline in lineal finger-joint mouldings sales.

     We currently produce the MDF mouldings that we sell in the United States at the Terranova Forest Products plant in Wando, South Carolina and our Masisa plants in Argentina and Chile. We currently produce our finger-joint mouldings at our Cabrero plant in Chile and our Rio Negrinho plant in Brazil. The market for mouldings in the United States is highly competitive. In general, we are able to produce MDF mouldings and solid wood finger-joint mouldings at our Chilean, Argentinean, Venezuelan and Brazilian plants at a low cost relative to U.S. and Canadian manufacturers. Additionally, due to the light weight of these products, freight prices from our South American plants are comparatively low and we are able to sell our mouldings in the United States at competitive prices. Our principal competitors in the finger-joint mouldings market are Arauco, Braspine, z'Woodgrain and Sierra Pacific. Our principal competitors in the MDF mouldings market are PacTrim, Arauco (Trupan), Sierra Pine, Polincay and Corza.

     Solid Wood Doors Market. We manufacture residential interior solid wood stile and rail doors which are sold in the United States, which is considered a niche market. Our total solid wood door sales in the United States in 2004 were US$37.3 million compared to US$32.3 million in 2003. This increase is primarily due to higher physical volume sales. However, we expect pricing pressure from large distributors such as Masonite may continue, as well as other factors, to affect our door prices in the U.S. market.

     All of the solid wood doors we sell in the United States are manufactured at our production facilities in Chillán, Chile. Solid wood door sales in the United States is a competitive market. Our principal competitors in this market are Swartland, Woodgrain, Frameport and Sincol.

     Commission Sales. In May 2004, Terranova Forest Products entered into a sales commission agreement with Masisa to market and distribute Masisa’s products in the United States. Terranova Forest Products currently sells Masisa’s MDF mouldings under this contract.

Masisa’s Marketing and Distribution

     Beginning in 2005, Masisa Brazil began marketing most of its OSB sales in the United States through Terranova Forest Products. Our OSB sales in the United States increased by 421.9% in dollar terms, from US$5.9 million in 2003 to US$30.8 million in 2004 principally due to the record high prices for OSB in the United States and higher volume.

     Masisa’s MDF moulding sales in the United States increased by 206.0% in dollar terms, from US$4.7 million for in 2003 to US$14.4 million in 2004 principally due to our increased production from our first MDF mouldings line in Argentina, the addition of a second line in Argentina and a new line in Chile.

Chile

General

     In 2004, GDP grew 6.1%, inflation was 1.1%, the trade balance surplus was US$6.9 billion and the unemployment rate was 7.8% as of December 31, 2004. Chile’s economy experienced moderate growth as a result of generally improved global economic conditions. However, the unemployment rate in Chile remained relatively high.

     The following table shows our sales of solid wood doors, sawn and pulp logs, MDF, particle board and OSB in Chile in dollars for the periods indicated.

CHILE
PRINCIPAL WOOD PRODUCTS SALES
(millions of US$)

	Year ended December 31,

	2002(1)	2003	2004

Terranova
Sawn and pulp logs	5.0	7.4	10.1
Solid wood doors	0.6	0.5	0.5

Masisa
Particle board	19.5	41.4	49.9
MDF	13.2	21.7	34.7
Sawn and pulp logs	2.3	6.1	8.1
OSB	0.5	2.5	1.4

(1) Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Terranova Marketing and Distribution

     We sell most of Terranova’s products in Chile sawn and pulp logs to pulp and other manufacturers. Terranova’s three largest customers, in terms of sales revenue, accounted for approximately 49% of sales in Chile in 2004. The largest customer did not account for more than approximately 30% of such sales. Our principal Chilean customers are CMPC Celulosa S.A., Forestal Mininco S.A., and Paneles Arauco S.A. Our products are shipped mainly by truck to domestic customer locations.

     Sawn and Pulp Logs Market. Our Terranova businesses sell sawn and pulp logs to manufacturers in Chile. Our total sawn and pulp log sales in 2004 were US$10.1 million compared to US$7.4 million in 2003.

     All of the sawn and pulp logs we sell in Chile are harvested at our Chilean plantations. Our principal competitors in this market are Arauco and CMPC.

     Solid Wood Doors Market. We sell a relatively small number of residential interior rail and stile solid wood doors in Chile. Our total solid wood door sales in Chile were US$0.5 million in each of 2004 and 2003.

Masisa Marketing and Distribution

     Most of Masisa’s products are sold in Chile through approximately 170 independent distributors serving the construction and furniture manufacturing industries. A small portion of Masisa’s products are sold directly to furniture manufacturers. Masisa’s 30 largest customers, in terms of sales revenue, accounted for approximately 79% of sales in Chile in 2004. The largest customer did not account for more than approximately 12% of such sales. Masisa’s principal Chilean customers are Arauco Distribución S.A., Easy S.A., Electrocom S.A., Maderama, Paneles Arauco S.A., Maderas Imperial Ltda., Polincay Export Ltda., Silva y Compañía Ltda., Sodimac S.A., Yousef Comercial Ltda. In 2004, furniture continued to be one of the leading products imported to Chile, competing with the furniture products of Chilean producers which form a significant part of our customer base. Specifically, “ready-to-assemble” furniture products are becoming an increasingly popular import in Chile, although they account for a relatively small portion of current furniture sales in Chile. We work through our Placacentros to assist our customers in developing ways to use our products to respond to changing market conditions such as these. Although we believe that, under current market conditions, the loss of any one distributor or customer would not have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect. Masisa’s products are stored in four warehouses and sales offices throughout Chile and are shipped mainly by truck to domestic customer locations. Shipments to the Antofagasta warehouse, in the northern part of Chile, are also delivered by ship.

     In 1991, Masisa commenced its Placacentro program in order to broaden its distribution channels, increase demand for its products and remain in close contact with its customers. Placacentros are independently owned and operated retail furniture supply stores that are franchised by Masisa. Placacentro stores are required to carry the full range of Masisa’s products and to display such products in the manner directed by Masisa. Placacentro owners receive technical assistance from Masisa and are permitted to carry other manufacturers’ products with certain limitations. Masisa derives no license fees or revenues from Placacentro stores other than through the sale of its products.

     Placacentros are an important part of Masisa’s marketing strategy of maintaining close ties to furniture manufacturers and retail customers. The goal of this strategy is to increase the per capita consumption of Masisa’s products and to create competitive advantages to address current and future competition. As of December 31, 2004, there were 52 Placacentro stores in Chile. Masisa does not expect to open any new Placacentro stores in Chile during 2005. The Placacentro chain is the largest chain of stores in the country in terms of sales to furniture manufacturers and small contractors. Of Masisa’s volume sales in the Chilean market in 2004, approximately 25% were to Placacentros. The remainder were direct sales and sales to other distributors.

     Particle Board Market. Masisa manufactures raw, melamine-laminated and wood-veneered particle board in Chile. Our total particle board sales in 2004 were US$49.9 million compared to US$41.4 million in 2003 due to higher physical volume sales and prices.

     Río Itata, which has an installed production capacity of approximately 30,000 cubic meters per year, is the only competitor in the particle board production industry in Chile. The excess of local supply over local demand is exported.

     Due to the economic crisis in Argentina in 2002, which reduced particle board consumption in Argentina to nearly half its 2001 level, and the devaluation of the Argentinean peso, some Argentinean manufacturers began to export part of their production to the Chilean market. This resulted in price pressure for all competitors in Chile. We believe that the excess capacity in particle board production in Chile and the resulting price pressure, combined with high transport costs for particle board imports, are the primary factors that discouraged imports to Chile of particle boards in previous years. The situation experienced in 2002 was unique and as the Argentinean economy and consumption began to recover in the second half of 2003 and continued its recovery during 2004, the situation started to return to prior levels. However, there can be no assurance that significant price pressure from imports of particle board into Chile will not occur in the future.

     MDF Market. Masisa manufactures MDF board in Chile. The Chilean MDF market is relatively undeveloped compared to the European and North American markets. Although the first Chilean MDF plant did not begin production until 1988, the market has exhibited strong growth since then. Nevertheless, Chilean MDF producers devote most of their production to exports. Our total MDF board sales in 2004 increased to US$34.7 million compared to US$21.7 million in 2003 as a result of higher physical volume sales and prices.

     Masisa’s only established competitor in the Chilean MDF market is Paneles Arauco S.A. which has an annual production capacity of approximately 390,000 cubic meters.

Mexico

General

     In 2004, GDP grew 4.4%, inflation was 5.2%, the trade balance deficit was US$8.1 billion and the unemployment rate was 3.8% as of December 31, 2004. Mexico’s economy is expected to continue to grow because of the increase in demand from the U.S., Mexico’s principal trading partner. The economic recovery has contributed to greater demand for wood products and higher wood prices.

     The following table shows our sales of sawn lumber, MDF, particle board and OSB in Mexico in dollars for the periods indicated.

MEXICO
PRINCIPAL WOOD PRODUCTS SALES
(millions of US$)

	Year ended December 31,

	2002(1)	2003	2004

Terranova
Sawn lumber	20.2	34.5	46.3

Masisa
MDF	6.8	15.5	22.4
Particle board	7.3	15.3	21.7
OSB	0.5	3.0	3.4

(1) Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Terranova Marketing and Distribution

     We sell most of Terranova’s sawn lumber in Mexico either directly or through independent distributors to the construction and pallet manufacturing industry. Terranova’s 25 largest customers, in terms of sales revenue, accounted for approximately 78% of sales in 2004. The largest customer did not account for more than approximately 16% of such sales. Our principal customers in Mexico are Losifra S.A. de C.V., Maderera Nasa S.A. de C.V., Maderas y Empaques Para Cada Uso, S.A. de C.V., Productora de Tarimas del Sur S.A., Productos Maderables Goles de RLMI, Promotora de Resistencias SA de C.V. Although we do not believe that, under current market conditions, the loss of any one distributor or customer would have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect. In addition to Terranova and Masisa products, we also sell sawn wood produced by third parties, principally located in Chile. Our products are stored in two warehouses and two sales offices in Durango, Mexico and are shipped mainly by truck to domestic customer locations. The sawn lumber we sell in the Mexican market is harvested and processed primarily in Chile. A smaller amount of the sawn lumber we sell in Mexico is harvested and processed in Venezuela.

     Sawn lumber. Mexico is the principal market in which we market our sawn lumber. Mexico does not have well developed forestry resources and, as a result, our principal competitors in this market are also importers. Our total sawn lumber sales in 2004 were US$46.3 million compared to US$34.5 million in 2003. The increase is primarily due to higher physical volume sales and prices.

     Sales of sawn lumber in Mexico is a highly competitive market. Our principal competitor in this market is Arauco. The Mexican market has a good but limited national supply system as well. We plan to expand our market share for our sawn lumber in Mexico by selling it through our Placacentro network. We believe sales through the

Placacentros will enable us to reach the small business and independent manufacturing segment in Mexico which we do not presently serve in any significant amount.

Masisa Marketing and Distribution

     In August 2001, Masisa established Maderas y Sintéticos de México S.A. de C.V. (“Masisa Mexico”) as a vehicle for entering the Mexican wood products market. On January 8, 2002, Masisa Mexico acquired a particle board plant located in Durango, Mexico, from MacMillan Guadiana, a subsidiary of the U.S. forestry company, Weyerhaeuser Company Limited. This plant has an installed capacity of 120,000 cubic meters per year. With this acquisition, Masisa now supplies particle boards to the Mexican market mainly from the Durango plant’s production. Masisa imports MDF and OSB into the Mexican market from its plants in Chile, Argentina and Brazil, and also from the Fibranova plant in Venezuela. Masisa’s net sales in Mexico in 2004 represented 8.8% of our consolidated net sales. Because Mexico has a population more than six times greater than Chile’s, board consumption levels that are currently substantially smaller than Chile’s and the growing scarcity and increasing cost of sawn lumber, the principal competing product of Masisa’s wood boards, we believe the Mexican market has substantial potential for increased consumption of wood boards, whether produced locally at the Durango plant or imported from Masisa plants in Chile, Argentina, Brazil or Venezuela.

     Currently, Masisa sells particle board and MDF to Mexican furniture manufacturers directly and through distributors, with a total of approximately 251 customers. In 2004, approximately 81% of Masisa’s sales revenue in the Mexican market was generated by the 63 principal customers, and the largest single customer did not account for more than approximately 10% of these sales. Masisa’s principal distributors in Mexico are Mexicana Pacific S.A. de C.V., Maximaderas S.A. de C.V., Mexlam S.A. de C.V., Perez Gavilan S.A. de C.V., Perlo S.A. de C.V., Promotora Grocer S.A. de C.V., Tableros del Norte S.A. de C.V., Triplay Market S.A. de C.V., Triplay y Tableros de Ecatepec S.A. de C.V.

     In 2003 and 2004, Masisa successfully expanded its Placacentros network in Mexico. Masisa Mexico opened 54 stores throughout the country as of December 31, 2004, and expects to open approximately 16 new stores in Mexico during 2005. We intend to open an additional 20 Placacentros in Mexico in 2006. Masisa estimates that the furniture industry in Mexico represents approximately 80% of particle board and MDF consumption in that country, and that approximately 50% of the furniture market is comprised of small and medium-sized manufacturers. In 2004, approximately 34% of Masisa Mexico’s total volume sales were made through Placacentros.

     MDF Market. Masisa has traditionally supplied the Mexican MDF market from its Chilean facilities, and to a lesser degree, Argentinean facilities. Since 2002, the Fibranova plant in Venezuela has also exported MDF to Mexico. Our total sales of MDF in 2004 were US$22.4 million compared to US$15.5 million in 2003. This increase was due mainly to higher physical volume sales and prices. Our principal competitors in this market are Paneles Arauco S.A., MJB S.A. de C.V. and Maderas Conglomeradas S.A. de C.V.

     Particle Board Market. Particle board consumption in Mexico is relatively low. Our total sales of particle board in 2004 were US$21.7 million compared to US$15.3 million for the same period in 2003. This increase was mainly due to higher physical volume sales and prices. Our main competitors in this market are Paneles Ponderosa S.A. de C.V., Rexcel S.A. de C.V., and Duraplay S.A. de C.V.

Brazil

General

     In 2004, GDP grew 5.2%, inflation was 6.3%, the trade balance surplus was US$33.7 billion and the unemployment rate was 9.6% as of December 31, 2004. During 2004, the Brazilian economy experienced a moderate recovery following a mild contraction in 2003.

     The following table shows our sales of sawn and pulp logs, sawn lumber, MDF, particle boards and OSB in Brazil in dollars for the periods indicated.

BRAZIL
PRINCIPAL WOOD PRODUCTS SALES
(millions of US$)

	Year ended December 31,

	2002(1)	2003	2004

Terranova
Sawn and pulp logs	—	0.2	1.3

Masisa
MDF	17.1	47.0	65.5
OSB	3.9	13.6	10.7
Particle board	5.0	11.1	9.2

(1)     Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Terranova Marketing and Distribution

     The majority of the products produced by our Terranova businesses in Brazil are sold in export markets and our Terranova sales in Brazil are negligible. Our total sawn and pulp log sales in 2004 were US$1.3 million compared to US$0.2 million in 2003. All of the sawn and pulp logs we sell in Brazil are harvested at our plantations and processed at our sawmills in Rio Negrinho, Brazil.

Masisa Marketing and Distribution

     Masisa established Masisa Brazil in 1995. Masisa Brazil has already achieved a significant position as a particle board and MDF supplier to southern Brazil’s furniture industry. Particle board is supplied and delivered to the Brazilian market principally by truck from Masisa Argentina’s Concordia plant. The strategic location of the Concordia Plant and the establishment of MERCOSUR have made Brazil a favored market for Masisa Argentina’s exports. In the past, MDF was supplied to the Brazilian market from both the Argentinean Concordia plant and the Chilean Mapal plant, but since 2001 these exports have been gradually replaced by production from the new MDF plant located in Ponta Grossa, Brazil.

     Masisa’s combined sales in Brazil of particle board, MDF and OSB reached US$85.5 million in 2004, representing a 19.1% increase compared to 2003. Particle board sales decreased by 17.1% to US$9.2 million in 2004 from US$11.1 million in 2003. MDF sales increased by 39.4% to US$65.5 million in 2004 compared to US$47.0 million in 2003. OSB sales decreased to US$10.7 million in 2004 compared to the US$13.6 million in 2003.

     Due to the large size of Brazilian manufacturers, sales in Brazil are primarily made directly to the manufacturers. There are generally no independent distributor chains for these materials. However, in order to meet the needs of carpenters, architects and decorators, Masisa has established a sales and marketing network that has been in place since 1996. In addition, in 2004 Masisa opened 6 new Placacentro stores in the central and southern regions of Brazil, as part of its policy of developing distribution networks as a strategy for penetrating the markets where it is present. Masisa has opened 32 Placacentro stores in Brazil as of December 31, 2004, and expects to open approximately 10 new stores in Brazil during 2005. In 2004, approximately 17% of all the Masisa Brazil’s sales were through Placacentros.

     Masisa is expending considerable effort to develop its sales in Brazil by, among other activities, opening distribution warehouses, expanding its client base and participating in promotional activities, expositions and trade shows. Masisa also believes that adapting finance and administrative management to local conditions is necessary to successfully compete in Brazil. Accordingly, in late 1997, Masisa established a finance and administrative office in Curitiba, Paraná. Although we believe that market prospects for MDF and OSB in Brazil are good, there can be no assurance that Masisa will be able to operate its Brazilian plants profitably.

     Currently, Masisa sells MDF and OSB through 270 and 70 distributors, respectively, in Brazil. In 2004, approximately 20% of Masisa’s sales revenue in the Brazilian market was generated by 20 of its customers and our largest single customer did not account for more than approximately 2% of those sales. Masisa’s principal customers in Brazil are A. Romanzza Moveis Ltda., Bertolini S/A, Leo Madeiras Maq. e Ferrag. Ltda., Madcompen o Atacadao Comp. Ltda., and Todeschini S/A Industria e Comercio.

     MDF Market. Based in part on Masisa’s experience in the Argentinean market, we believe that the MDF market will expand rapidly in Brazil as MDF becomes more widely available as a result of the new domestic MDF production capacity in Brazil. Our total sales of MDF in 2004 were US$65.5 million compared to US$47.0 million in 2003. This increase was mainly due to an increase in the overall market for MDF.

     Our principal competitors in Brazil’s MDF market are Duratex, Tafisa Brasil, Placas do Paraná and the Isdra Group.

     OSB Market. As the first and only producer of this kind of boards in Brazil, Masisa is currently involved in the introduction phase for this product. Our total sales of OSB in 2004 were US$10.7 million compared to US$13.6 million in 2003. This decrease is due mainly to an increase in exports of OSB to the U.S. market resulting in a proportionate decrease in sales of our OSB in Brazil.

     Particle Board Market. Particle board consumption in Brazil is relatively low. Since Brazil has a population more than ten times greater than that of Chile, Masisa views Brazil as an attractive market for particle board. Our total sales of particle board in 2004 were US$9.2 million compared to US$11.1 million for the same period in 2003. This decrease was mainly due to a reduction in imports from Masisa Argentina as Masisa Argentina increasd particle board sales in Argentina due to a recovery in the Argentinean local market.

     Our principal competitors in this market include Duratex, Satipel, Berneck, Placas do Paraná, Eucatex and Tafisa.

Venezuela

General

     In 2004, GDP grew 17.3%, inflation was 19.2%, the trade balance surplus was US$22.1 billion and the unemployment rate was 15.1% as of December 31, 2004. During 2004, Venezuela’s economy experienced strong growth in domestic consumption triggered by higher public expenditure due to increased oil revenue. This growth has increased demand and prices for wood products.

VENEZUELA
PRINCIPAL WOOD PRODUCTS SALES
(millions of US$)

	Year ended December 31,

	2002	2003	2004

Terranova
MDF	0.6	13.6	24.1
Particle board	4.6	6.2	7.6
Sawn lumber	6.0	2.6	7.3

Marketing and Distribution

     We sell most of Terranova’s products in Venezuela through 37 independent distributors serving the construction industry. Terranova’s 20 largest customers, in terms of sales revenue, accounted for approximately 75% of sales in Venezuela in 2004. Our largest customer did not account for more than approximately 12% of such sales. Our principal customers in Venezuela are Aserradero El Sol C.A., Casamania Ferreteria C.A., and Madenova C.A. Although we do not believe that, under current market conditions, the loss of any one distributor or customer would have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect. Our products are stored in two warehouses, at our Macapaima plant and in Puerto Cabello, and one sales office in Caracas, Venezuela and are shipped mainly by truck to domestic customer locations. The wood products we sell in the Venezuelan market are produced at our Fibranova-Macapaima plant in Anzoátegui, Venezuela.

     In 2003 and 2004, Masisa successfully expanded its Placacentros network in Venezuela. Masisa Venezuela had opened 11 stores throughout the country as of December 31, 2004, and expects to open approximately 14 new stores in Venezuela during 2005. We intend to open an additional 10 Placacentros in Venezuela in 2006.

     MDF market. Our Terranova businesses sell MDF to distributors in Venezuela. Our total MDF sales in 2004 were US$24.1 million compared to US$13.6 million for the same period in 2003. Prices and physical volume sales were significantly higher. The increase is primarily due to the incorporation of full year results from our Venezuelan board operations and improved domestic economic conditions. In addition, domestic consumption has recovered significantly following two years of recession.

     All of the MDF board we sell in Venezuela is produced at our Fibranova-Macapaima plant in Anzoátegui, Venezuela. We believe we have an advantage in this market as a domestic competitor. We also believe sales through Placacentros will enable us to grow sales significantly.

     Particle board market. Our Terranova businesses sell raw and melamine-coated particle board to distributors in Venezuela. Our total particle board sales in 2004 were US$7.6 million compared to US$6.2 million in 2003. Prices and physical volume sales were significantly higher. The increase is attributable primarily to the same factors leading to the increase in MDF sales discussed above. As with MDF, domestic consumption has recovered significantly following two years of recession.

     All of the particle board we sell in Venezuela is produced at our Fibranova-Macapaina plant in Anzoátegui, Venezuela. Sales of particle board in Venezuela declined greatly in 2002 and 2003 as a result of economic instability and a general economic recession. The market began to improve in 2004, and we are focusing on developing our boards and melamine products.

     Sawn lumber market. Terranova sells sawn lumber to distributors and pallet manufacturers and other industries in Venezuela. Our total sawn lumber sales in 2004 were US$7.3 million compared to US$2.6 million in 2003. The increase is primarily due to a decrease in supply of native timber species that compete with our lumber for market share and an increase in demand by pallet manufacturers for the food industry.

     All of the sawn lumber we sell in Venezuela is harvested at our plantations in the Uverito area, and processed at our Andinos sawmill, in the Macapaima complex in Anazoátegui, Venezuela. The sawn lumber market in Venezuela had historically been dominated by wood species native to Venezuela and imported radiata pine from Chile. Caribbean pine wood is relatively new to the Venezuelan market but is growing fast due to its high quality and demand for quality wood from the construction and pallet manufacturing industries. We believe demand from pallet manufacturers will be more important in the coming years due to the fact that the distribution industries are increasingly converting to palletized systems and new regulations in packaging. Our principal competitors in this market are smaller volume local sawmills including Pinoven, Forestal Soledad and Aserradero Carabobo.

Argentina

General

     In 2004, GDP grew 9.0%, inflation was 6.1%, the trade balance surplus was US$12.1 billion and the unemployment rate was 12.1% as of December 31, 2004. The Argentinean economy showed strong growth in the last half of 2003 and 2004 after several years of economic crisis. After depreciating by 237% in 2002, the Argentinean peso appreciated moderately in 2003 and has since stabilized. Additionally, most of the restrictions on cash withdrawals from bank accounts and on transfers of funds from Argentinean to foreign accounts that were imposed during the 2002 economic crisis had been lifted by the end of 2003. However, the government still remains in default on most of its debt due to its inability to repay its debt to foreign lenders. Although 2003 and 2004 demonstrated that the economic situation in Argentina has improved, there still remain significant economic and political risks. No assurance can be given that governmental measures or other factors will continue to improve Argentina’s economy or that general improvement in its economy will lead to an increase in the demand for particle board and/or MDF.

     The following table shows our MDF, particle board, OSB and MDF mouldings sales in the Argentinean market for the periods indicated.

ARGENTINA
PRINCIPAL WOOD PRODUCTS SALES
(millions of US$)

	Year ended December 31,

	2002(1)	2003	2004

Masisa
MDF	4.3	14.7	21.4
Particle board	2.9	10.6	15.8
OSB	0.4	1.6	1.9
MDF mouldings	—	0.1	0.2

(1) Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Marketing and Distribution

     Masisa sells particle board and MDF to Argentinean furniture manufacturers through approximately 150 distributors. In 2004, approximately 69% of Masisa’s sales revenue in the Argentinean market was generated by the 20 principal distributors. The largest customer did not account for more than approximately 9% of these sales. Masisa’s principal distributors in Argentina are Amiano S.R.L., Cencosud S.A., Distribuidora Aglolam S.A., Distribuidora Argentina de Chapas S.A.C., Distribuidora Placasur S.A., Dolinsky S.A., Madergold S.A., NBC Maderas S.R.L., Sacheco S.A. and Trumar S.A.I.C. In Argentina, Masisa sells directly from its Concordia production facility and products are shipped mainly by truck to customer locations in Argentina.

     Given the successful development of Masisa’s Placacentro program in Chile and Peru, Masisa Argentina started to develop this distribution channel in 2000. As of December 31, 2004, 34 stores have been opened in Argentina. Masisa Argentina expects to open approximately 8 new stores in Argentina in 2005. Of Masisa’s sales in Argentina in 2004, approximately 42% were through Placacentros.

     We are pursuing several strategies in Argentina to encourage the use of Masisa’s particle board and MDF products in lieu of other materials. As in Chile, Masisa holds regular meetings with Argentinean furniture manufacturers, offers service and technical assistance to these consumers and regularly participates in trade fairs and furniture shows. In addition, Masisa offers technical training courses for Masisa-product installers.

     Masisa has focused its marketing efforts on furniture and cabinet manufacturers and on the construction industry. After the devaluation of the Argentinean peso in 2002 and in response to the adverse macroeconomic scenario in Argentina, Masisa Argentina redirected the majority of production from its Argentinean operations to export markets primarily in Brazil, Mexico, the United States and the Far East. However, with the recovery of the Argentinean local market, this trend has been reversed.

     MDF Market. Masisa has continued to actively develop the market for this product through advertising campaigns, events held directly with its customers and Masisa’s participation in trade shows, all of which are designed to demonstrate the board’s quality and multiple uses for furniture manufacturers, architects and decorators.

     Masisa is the largest MDF manufacturer in the Argentinean market. Our total MDF board sales in 2004 were US$21.4 million compared to US$14.7 million in 2003. As in the case of particle board, the increase in sales was due to higher demand for these products as a result of the economic recovery in Argentina that began in 2003 and continued through 2004. The large increase in sales in 2003 followed a steep decline in 2002, when, in order to minimize the impact of the devaluation, Masisa Argentina shifted the main part of its domestic sales of MDF to exports. The Argentinean MDF market was a fast-growing market that expanded approximately 530% between 1995 and 1999. However, the economic crisis of 2002 adversely affected the market. In 2003 and 2004, the market expanded rapidly compared to 2002. We believe the positive growth trend in the economy will continue in the short-term and that the market for wood board products will continue to recover as a result. However, there can be no assurance that the economy will continue to recover or that sales of wood board products will increase as a result. Consumption is still below its pre-crisis levels and historic highs. In the first half of 2002, Alto Paraná (Paneles Arauco) began operations at its new MDF plant in Argentina. In addition to Alto Paraná, there is only one other competitor in this market, Tableros Guillermina S.A.

     During 2002, due primarily to its increased competitiveness in foreign markets as a result of Argentina’s currency devaluation and Masisa Argentina’s ability to utilize Masisa’s business networks abroad, approximately 68% of Masisa Argentina’s consolidated net sales of particle boards and MDF were exports, primarily to Brazil, as well as other export markets. Although this allowed Masisa to partially offset the effects of the Argentinean crisis and avoid shutting down any of its production lines, due to the lower margins for Masisa Argentina’s products in exports markets compared with Argentinean markets under normal economic conditions, Masisa has returned and will continue to return to domestic Argentinean sales as the Argentinean market continues its recovery. There can be no assurance that favorable economic conditions in Argentina will enable Masisa’s profits to recover their pre-crisis levels.

     Particle Board Market. Argentina has more than twice the population of Chile and has a significant housing deficit. However, following the devaluation of its currency, Argentina’s per capita income was reduced to half of its pre-devaluation levels. The low per capita consumption is primarily the result of Argentina’s economic crisis and we expect that future demand for Masisa’s products in Argentina will be largely dependent upon the growth of the Argentinean economy and particularly on the growth of the Argentinean construction and furniture manufacturing industries.

     Masisa is one of the three largest particle board manufacturers in the Argentinean market. Masisa’s principal Argentinean competitors in particle board are Faplac S.A., Sadepan Latinoamericana S.A. and Cuyoplacas S.A. The other smaller Argentinean particle board producers, such as Tableros del Paraná S.A. have a minimal market presence and use older and less efficient technology than Masisa utilizes at its Concordia facility. We also believe Masisa’s cost of production is lower than that of its Argentinean competitors. As in Chile, however, particle board products compete with other types of board products, such as gypsum, as well as solid wood and plywood.

     Our total particle board sales in 2004 increased to US$15.8 million compared to US$10.6 million in 2003, due to higher demand for these products as a result of the economic recovery in 2004. The large increase in sales in 2004 and in 2003 follows a steep decline in 2002, when, in order to minimize the impact of the devaluation, Masisa Argentina shifted the main part of its domestic sales of particle board to exports.

Terranova’s and Masisa’s Other Markets

     Our Terranova businesses do not make any material sales into markets other than those discussed above, except to Colombia. Accordingly, the sales into Peru and other markets discussed in this section are sales by our Masisa businesses.

Colombia

     Our Terranova businesses sell particle board and MDF products into the Colombian market mainly through exports from Terranova Venezuela.

     Our particle board sales in Colombia increased by 119.5% from US$2.7 million in 2003 to US$6.0 million in 2004, principally due to strong demand. Our MDF board sales in Colombia increased by 72.6% in dollar terms, from US$5.5 million in 2003 to US$9.5 million in 2004 principally due to strong demand.

Peru

     Our Masisa businesses sell particle board and MDF products into the Peruvian market mainly through exports from Masisa Chile. Masisa established its Peruvian subsidiary, Masisa Peru, in 1999 to conduct commercial and distribution activities in that country.

     Our board sales in Peru increased by 26.6% from US$9.2 million in 2003 to US$11.6 million in 2004 principally due to deeper market penetration of MDF board products, and strong demand for particle board.

Other

     Our Masisa businesses generally achieve higher margins from the sale of their principal products in the markets in which they participate directly (Chile, Argentina, Brazil, Peru and Mexico) than from exports through third parties. Accordingly, our Masisa businesses have traditionally preferred to satisfy demand in these markets first, and then export any surplus products. However, Masisa has built a solid business network outside the markets in which it directly participates in order to diversify its market risk and to enable it to respond promptly to changes in market conditions in Chile, Argentina, Brazil, Peru and Mexico. After the political and economic crisis began in Argentina in 2002, Masisa utilized this export network and experience to substitute sales to foreign markets for lost sales in the Argentinean market. This was possible as a result of the increased competitiveness of products produced in Argentina resulting from the currency devaluation in that country.

     Approximately 11.1% of our total consolidated revenues in 2004 were derived from U.S., Chilean, Mexican, Brazilian, Venezuelan and Argentinean export sales to markets other than the United States, Chile, Mexico, Brazil, Venezuela and Argentina, compared to the approximately 12.3% represented by such sales in 2003.

Production

     We own and operate production facilities in Chile, Venezuela, Brazil, Argentina, the United States and Mexico. Our Chilean production facilities are located in Cabrero, Coronel, Chiguayante, Valdivia and Chillán. Our Venezuelan production facilities are located in Macapaima, near the city of Puerto Ordaz in the southern part of the state of Anzoátegui. Our Brazilian production facilities are located in Rio Negrinho in the State of Santa Catarina and Ponta Grossa in the State of Paraná. Our Argentinean production facilities are located in Concordia, in the province of Entre Ríos. Our U.S. production facilities are located in Wando (Charleston), South Carolina. Our Mexican production facilities are located in Durango, in the state of Nuevo León.

Our Production by Country

Chile

     The following table shows the product and the installed annual production capacity in cubic meters as of December 31, 2004, for each of our Chilean production lines.

CHILE
WOOD PRODUCTS PRODUCTION LINES

			Annual installed
Plant	Line	Product	capacity(1)

Cabrero (Terranova)	Sawmill	Various	360,000
	Finger-joint mouldings	Finger-joint mouldings	110,000

Cabrero (Masisa)	MDF	MDF	160,000
	MDF mouldings	MDF mouldings	23,000

Chiguayante (Masisa)	Line 1	Particle board	90,000
	Laminating	Melamine board	45,000

Chillán (Terranova)	Doors	Solid wood doors	45,000

Coronel (Masisa)	Line 1	Particle board	95,000
	Line 2	Particle board	65,000
	MDF	MDF	140,000
	Laminating	Melamine board	110,000

Puschmann (Masisa)	Line 1	Particle board	90,000

Valdivia (Masisa)	Line 1	Particle board	90,000
	Laminating	Melamine board	35,000
	Veneering	Wood-veneered board	40,000
	Doors	Fiberboard doors	500,000

(1)	Units are in cubic meters, except fiberboard doors, which are in square meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

     Cabrero (Terranova). Terranova’s Cabrero facilities are located in city of Cabrero, in Chile’s Region VIII. Its operations include a sawmill and wood drying unit and plants for the production of finger-joint mouldings and solid wood doors.

     Sawmill. The sawmill, located in the city of Cabrero, was constructed during 2000 and reached full operational capacity in May of 2001. It was constructed to replace Cabrero-Terranova’s then-existing sawmill which had been operated by Cabrero-Terranova for 15 years and which we still partially operate. The new mill is a state-of-the-art facility equipped with a software control system that provides automatic control of the production line and allows for a high speed production line. The software system also uses special scanners and sensors for the cutting of wood and offers automatic packaging. With this new equipment, the volume of processed wood has increased by 89 cubic meters per hour to 106.8 cubic meters per hour, and the yield of wood per log has increased by 1%. Maintenance costs have also increased due to the technological change, but the labor requirement has fallen from around 180 people to approximately 52 people. Since the sawmill entered into full operation, it has increased wood processing volumes and volumetric output with a corresponding decrease in byproducts production. The mill currently has a maximum annual yield of 360,000 cubic meters of sawn wood, the majority of which is used in the production of finger-joint mouldings and solid wood doors.

     The Terranova industrial complexes also include drying facilities in Cabrero. Their annual operational capacity is sufficient to dry most saw lumber currently produced at the Cabrero-Terranova sawmill. This enables Terranova to manufacture its wood products with kiln-dried wood with a moisture content of 12% or less.

     Finger-joint moulding plant. The finger-joint moulding plant, located in the city of Cabrero, has an annual production capacity of approximately 110,000 cubic meters. We designed and constructed this plant to produce high-quality linear mouldings and doorframes of various styles intended for use in interior architecture. Within these product lines, Terranova manufactures products meeting a variety of standardized design specifications as well as custom made products designed and finished according to specifications supplied by our customers.

     Cabrero-Masisa. Masisa acquired this plant, formerly called Fibranova, from Forestal Terranova in September 2000 and has been operating since August 1992. It has a single MDF board line with an annual production capacity of 160,000 cubic meters. Additionally, in order to produce a greater quantity of value added products, we added an MDF moulding line with an annual production capacity of 23,000 cubic meters which began production in June 2004.

     Chiguayante. Masisa’s Chiguayante facility is located 16 miles from its Mapal facility. The Chiguayante facility has a single particle board line with an annual production capacity of approximately 90,000 cubic meters. We upgraded the facility in 1994 so that particle board manufactured at Chiguayante would be similar in quality to that produced at the Mapal facility. During 1998, automation and improvements to instruments were made in order to allow Chiguayante’s production lines to operate with greater electronic support.

     The Chiguayante plant also has a melamine-laminating line with an annual production capacity of approximately 45,000 cubic meters.

     Chillán. The door plant, located in the city of Chillán, has an annual production capacity of approximately 45,000 cubic meters of solid wood doors. This plant was designed to manufacture products primarily for the United States and other North American markets. Its principal products are solid raised-panel pine wood interior stile and rail doors. Terranova doors have a standardized height of 6 feet 8 inches (2.033 meters) and thickness of 1 3/8 inches (35 millimeters). We produce our solid wood doors in a range of widths and market them for use as interior and closet doors. The stiles and rails are composed of a finger-jointed center and face made of laminated clear pine. The panels are edge-glued solid wood pieces with a double-hip profile. This structure gives the Terranova door substantial stability.

     Mapal. Masisa’s Mapal industrial site, which is located in Coronel near the city of Concepción, 320 miles south of Santiago, has two particle board lines, one MDF line and one melamine-laminating line, which includes a melamine impregnating line. The two particle board production lines have an aggregate annual production capacity of approximately 160,000 cubic meters: one for thin particle board (65,000 cubic meters per year capacity) and another for thicker boards (95,000 cubic meters per year capacity). The MDF line commenced operations in January 1996, and has a production capacity of approximately 140,000 cubic meters of MDF per year. The melamine paper impregnating line produces all of the melamine paper used by Masisa’s Mapal and Chiguayante melamine-laminating lines. The Mapal facility laminates a portion of its total particle board and MDF production.

     A new melamine-laminating line in the Mapal plant began full operations in 2003, with an annual production capacity of 110,000 cubic meters. We increased melamine production capacity through this new line in response to an increase in demand generated by our developing Placacentros network as well as an anticipated increase in demand for such boards in our Chilean and export markets. The total cost of the new line was approximately US$3.3 million, all of which was internally financed.

     Valdivia and Puschmann. Masisa has two production complexes in Valdivia, a city located approximately 520 miles south of Santiago. The main facility is referred to as the “Valdivia” plant and has an annual production capacity of approximately 90,000 cubic meters of particle board. The second facility is named “Puschmann”, in memory of Carlos Puschmann, a distinguished Masisa employee who passed away in 1999.

     Masisa acquired the Puschmann plant in August 1998 when it purchased the assets of Tableros Nobel S.A. (“Nobel”), which was a wholly-owned subsidiary of Infodema S.A. (“Infodema”), for US$17 million. The Nobel assets included a particle board plant and a melamine-laminating line. The acquisition was internally financed. As part of the transaction, Masisa also extended loans to Infodema for an aggregate amount of US$4.5 million, which were secured by Infodema’s manufacturing board facilities and forestry lands. The outstanding balance on the loans was repaid in 2003.

     The Valdivia plant’s machinery employs a particle board production process similar to that used at Masisa’s facilities in Mapal and Concordia, Argentina. In addition to producing raw particle board, the Valdivia plant produces melamine-laminated boards, wood-veneered particle board and all of the fiberboard doors and wood veneer strips produced by Masisa in Chile. Additionally, the melamine-laminating line purchased from Infodema was moved to Masisa’s Valdivia plant and has been operating at full capacity since February 1999.

     Both the melamine-laminating line and the wood-veneering line use raw boards produced in Masisa’s other plants to produce coated boards. The melamine-laminating line and the wood-veneering line have estimated annual production capacities of 35,000 cubic meters and 40,000 cubic meters, respectively. Masisa’s fiberboard door production line is located in the same facility and has an estimated annual production capacity of 500,000 square meters.

     The capacity utilization rate for Terranova’s sawmill production facilities in Chile was 92% in 2004, compared to 99% in 2003 and 99% in 2002. The capacity utilization rate for Terranova’s finger-joint moulding production facilities in Chile was 93% in 2004, compared to 94% in 2003 and 108% in 2002. The capacity utilization rate for Terranova’s solid wood doors production facilities in Chile was 88% in 2004, compared to 90% in 2003 and 89% in 2002. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

     The capacity utilization rate for Masisa’s particle board production facilities in Chile was 83% in 2004, compared to 75% in 2003 and 84% in 2002. The capacity utilization rate for Masisa’s MDF production facilities in Chile was 103% in 2004, compared to 94% in 2003 and 98% in 2002.

     Planned Facilities. We plan to begin construction of a new MDF plant in Chile during 2005 and estimate construction of the plant will be completed during 2007. The plan calls for the new plant to have an estimated annual production capacity of 340,000 cubic meters once it is completed and to cost an estimated US$82 million financed through operating cash flow. It is intended for the new plant’s production to be destined principally for export.

Brazil

     The following table shows, for each of our Brazilian production lines, the product manufactured and the installed annual production capacity in cubic meters as of December 31, 2004.

BRAZIL
WOOD PRODUCTS PRODUCTION LINES

			Annual installed
Plant	Line	Product	capacity(1)

Ponta Grossa (Masisa)	Line 1	MDF	240,000
	OSB	OSB	350,000
	Laminating	Melamine board	110,000

Rio Negrinho (Terranova)	Finger-joint	Finger-joint mouldings	65,000
	mouldings
	Sawmill	Various	220,000

(1)	Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

     Ponta Grossa. In December 2000, Terranova finished the construction of its MDF production facility in the city of Ponta Grossa, in the State of Paraná, Brazil. This facility has an annual installed production capacity of 240,000 cubic meters and reached full production during the second half of 2001. The capacity utilization rate for these MDF production facilities was 108% in 2004, compared to 101% in 2003 and 89% in 2002. In the same complex, Terranova Finished construction in May 2001 of a melamine-laminating plant that is used for coating MDF and particle board. Total cost was approximately US$4 million and was financed with cash on hand and short- and long-term bank financing. This laminating plant has an annual production capacity of approximately 110,000 cubic meters.

     In November 2001, Masisa began test production of OSB in a new plant in the Ponta Grossa industrial complex, and produced the first OSB in December 2001. The Ponta Grossa OSB plant is the first of its type in Brazil. The plant has an annual installed production capacity of 350,000 cubic meters and became fully operational during the fourth quarter of 2002. The OSB plant cost approximately US$64 million and was financed with cash on hand and short- and long-term bank financing. The capacity utilization rate for Masisa Brazil OSB production facilities in Brazil was 71% in 2004 and 48% in 2003. The capacity utilization rate in 2002 is not meaningful because the plant was not fully operational until the fourth quarter of 2002. The OSB plant’s production was adjusted to correspond to the demand generated by this product. Currently, high prices and strong demand in the United States for OSB drives our decisions as to production volume. OSB is a new product in Brazil and we expect demand in Brazil to increase as the market becomes better educated about its various uses.

     Although we believe that market prospects for MDF and OSB in Brazil are good, there can be no assurance that we will be able to profitably operate our Brazilian plants or that an economic, political or market event will not adversely affect its development or operation.

     Rio Negrinho. We began operations at Terranova Brasil Limitada (“Terranova Brasil”) in 1997 with the acquisition of eliotti and taeda pine plantations. The wood harvested from Terranova Brasil’s plantations is processed at its industrial installations on 20 hectares of land located in Rio Negrinho in the State of Santa Catarina, Brazil. The 32,000 square meter industrial plant includes a sawmill, a thermal plant with energy generating capacity and a finger-joint moulding processing plant.

     Terranova Brasil was an important investment by our group for a number of reasons. Brazil offers a well-developed market for forest products and is ranked as the world’s eighth largest economic power with a population of approximately 177 million in 2003. Additionally, a favorable climate and year-round rainfall allow a comparatively greater rate of tree growth compared to other pine growing countries. In addition, the Rio Negrinho area provides an adequate pool of skilled labor that currently supports approximately 500 furniture factories of varying sizes. Our knowledge and experience gained in Chile enabled Terranova Brasil to supply finger-joint mouldings, primarily to Terranova Forest Products for sale in the United States.

     During 2000, Terranova Brasil completed its start-up phase with respect to both its forestry and industrial operations. Its industrial operations reached their full projected production capacity in 2001. Comparatively better economic conditions in Brazil for the manufacture of mouldings, as well as proximity to raw materials, led to our decision at the end of 2001 to move Terranova Forest Products’ finger-joint mouldings plant from Wando, South Carolina to Rio Negrinho in Brazil. The finger-joint moulding facility commenced operations in June 2002.

     Terranova Brasil currently has three principal product lines which are sold into the three following markets: finger-joint mouldings (United States); door parts (Chile); and sawn lumber for pallet manufacturers (Brazil).

     Terranova Brasil’s mouldings plant is designed to produce mouldings which meet specifications for sale into the U.S. market. The plant’s principal products are raw and primed seven, fourteen and sixteen foot finger-joint mouldings and door frames. These products are then sold through Terranova Forest Products to distributors and wholesalers.

     Currently, all door parts produced at the Rio Negrinho plant are sold to our plant in Chillán, Chile, where our solid wood doors are produced. We produce door parts in a variety of widths (e.g., 2½, 5 and 5½ inches), lengths (e.g., 24½ and 45 inches and 7 feet), and thicknesses (e.g., ¾, 5/4 and 6/4 inches). The total volume of door parts produced by Terranova Brasil depends on the quality of the logs and the drying process. Currently, the Rio Negrinho plant produces up to 1,200 cubic meters per month of door components.

     Wood processed and sold for use in pallet manufacturing is taken from the center of the log. Most of the wood processed by Terranova Brasil for this purpose is sold in Brazil where it undergoes further processing or is sold directly to the end-user.

     The capacity utilization rate for Terranova’s finger-joint moulding production facilities in Brazil was 115% in 2004, compared to 126% in 2003 and 78% in 2002. The capacity utilization rate for Terranova’s sawmil production facilities in Brazil was 88% in 2004, compared to 96% in 2003 and 88% in 2002.

Venezuela

     The following table shows for each of our Venezuelan production lines, the product manufactured and the installed annual production capacity in cubic meters as of December 31, 2004.

VENEZUELA
WOOD PRODUCTS PRODUCTION LINES

			Annual installed
Plant	Line	Product	capacity(1)

Andinos (Terranova)	Sawmill	Various	150,000

Fibranova (Terranova)	Lines 1 & 2	Particle board	120,000
	Line 1	MDF	250,000
	Line 1	Melamine boards	60,000
	Line 1	MDF mouldings	12,000

(1)	Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

     Andinos C.A. We completed construction of our Andinos sawmill in November of 2000 and began testing equipment at the plant in mid-January 2001. The sawmill is located in Puerto Ordaz in the Macapaima Industrial Complex, in the southern part of the state of Anzoátegui, Venezuela. The mill’s equipment and machinery are designed to process logs of varying diameters as required by the market and custom orders, with the capacity of 150,000 cubic meters annually. The mill includes a treated log yard with a 20,000 square meter paved area and dryer kilns where we dry 100% of the production.

     The pine-sawn lumber produced by the Andinos sawmill is characterized by high density, small firm knots, and greater hardness. Our sawn lumber is used primarily in the manufacturing of pallets and packages. A smaller percentage is sold for use in ceiling and furniture construction.

     Fibranova C.A. Our Fibranova plant processes intermediate wood products to produce MDF board and particle board. Its facilities are located also in Puerto Ordaz and include two processing lines for the production of particle board and MDF board, and a third line for the covering of melamine-laminated board. From January 2003 through the effective time of our merger with Masisa in 2005, this plant was administered and managed by Masisa pursuant to a management contract. Since the merger, the contract has been assumed by Terranova.

     The raw material used in the production process is supplied by the Caribbean pine plantations managed by Terranova Venezuela and from the chips and other by-products produced by the Andinos sawmill. Fibranova’s installations have a current annual production capacity of 120,000 cubic meters of particle board, 250,000 cubic meters of MDF board, 60,000 cubic meters of melamine-laminated boards and 12,000 cubic meters of MDF mouldings.

     During the same time period we also formed a joint-venture with Establecimientos Industriales Oxiquim S.A., a Chilean resins manufacturer to set up a joint venture in Venezuela to provide resin to Fibranova C.A. production processes. The joint venture was called Oxinova C.A., a Venezuelan corporation, which began operations in July 2001 and currently produces and supplies resin to our board production plants in Venezuela.

     The capacity utilization rate for Terranova’s particle board production facilities in Venezuela was 78% in 2004, compared to 46% in 2003 and 64% in 2002. The capacity utilization rate for Terranova’s MDF production facilities in Venezuela was 85% in 2004, compared to 57% in 2003 and 36% in 2002. The capacity utilization rate for Terranova’s MDF mouldings production facilities in Venezuela was 31% in 2004, compared to 11% in 2003 and 17% in 2002. The capacity utilization rate for Terranova’s sawmill production facilities in Venezuela was 86% in 2004, compared to 63% in 2003 and 67% in 2002. In 2003, the nationwide 63 day strike in Venezuela affected our operations by causing us to temporarily halt production. As a result, production at our sawmill was reduced and the start-up of our board plant was affected.

Argentina

     The following table shows, for each of our Argentinean production lines, the products manufactured and the installed aggregate annual production capacity in cubic meters as of December 31, 2004.

ARGENTINA
WOOD PRODUCTS PRODUCTION LINES

			Annual installed
Plant	Line	Product	capacity(1)

Concordia (Masisa)	Line 1	Particle board	160,000
	Line 2	Particle board	25,000
	MDF	MDF	150,000
	Thin-MDF	Thin-MDF	120,000
	Laminating	Melamine board	200,000
	Foil	Foil-lined board	48,000
	Moulding	MDF Mouldings	72,000

(1)	Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

     Masisa Argentina’s production facilities are located in Concordia, an industrial town in the Province of Entre Ríos on the Uruguay River, approximately 250 miles north of Buenos Aires, Argentina. The Concordia particle board production facility has the capacity to produce 185,000 cubic meters per year of raw particle board in two lines. The particle board line for thin particle board (under 9 millimeters) has an annual production capacity of 25,000 cubic meters. The particle board line for greater board thickness has an annual production capacity of 160,000 cubic meters. The Concordia facility commenced operations in June 1994. The capacity utilization rate for Masisa Argentina’s particle board production facilities was 81% in 2004 compared to 77% in 2003 and 73% in 2002.

     In September 1995, Masisa Argentina completed the installation of an MDF facility adjacent to its particle board facilities. In 1997, Masisa increased this MDF facility’s annual production capacity from 120,000 cubic meters to 138,000 cubic meters. In 1999, Masisa further increased its production capacity to 150,000 cubic meters.

     In October 2001, Masisa Argentina completed the construction of a thin-MDF plant at the Concordia Industrial Complex. The plant, which became fully operational by mid-2002, has an installed capacity of 120,000 cubic meters per year and represented an investment of approximately US$30 million, which was financed internally. The capacity utilization rate for Masisa Argentina’s MDF production facilities was 93% in 2004 compared to 85% in 2003 and 77% in 2002.

     The Concordia plant also includes a melamine-laminating line with an installed capacity of 200,000 cubic meters per year, and a new foil lining process with an installed capacity of 48,000 cubic meters per year.

     In March 2002, Masisa Argentina began construction of its first line of pre-painted MDF mouldings in Argentina at the Concordia Complex. The moulding line, with an estimated production capacity of 36,000 cubic meters per year, started its production in January 2003. The moulding line represents an investment of approximately US$1.8 million and was financed internally. Production at the moulding plant is primarily directed to the United States. This line became fully operational during the second quarter of 2003. An additional 36,000 cubic meters of production capacity was added during 2004. The capacity utilization rate for Masisa Argentina’s MDF mouldings production facilities was 72% in 2004 compared to 49% in 2003.

Mexico

     The following table shows, for each of our Mexican production lines, the product manufactured and the installed annual production capacity in cubic meters as of December 31, 2004.

MEXICO
WOOD PRODUCTS PRODUCTION LINES

			Annual installed
Plant	Line	Product	capacity(1)

Durango	Line 1	Particle board	60,000
	Line 2	Particle board	60,000
	Laminating	Melamine board	21,600

(1)	Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

     In December 2001, Masisa reached an agreement with Weyerhaeuser Company Limited to purchase from Weyerhaeuser’s subsidiary, MacMillan Guadiana, a particle board plant located in the city of Durango, Mexico. Masisa completed the purchase on January 8, 2002 for approximately US$15.4 million financed with cash on hand and short- and long-term bank financing. In 2002, Masisa invested approximately US$4 million in technology and equipment in order to increase production and improve quality. The plant has a total installed capacity of 120,000 cubic meters per year in two independent production lines, as indicated in the table above. The plant also includes a small melamine-laminating line, with a total installed capacity of 21,600 cubic meters per year. The capacity utilization rate for Masisa Mexico’s particle board production facilities was 91% in 2004 compared to 71% in 2003. The capacity utilization rate in 2002 is not meaningful because the plant was not fully operational during all of 2002. Most of the 2004 and 2003 production at this plant was directed toward the local market. Although we believe that market prospects for particle board in Mexico are good, there can be no assurance that we will be able to profitably operate our Mexican plant or that economic, political or market events will not adversely affect the plant’s development or operation.

United States

     The following table shows, for each of our U.S. production lines, the product manufactured and the installed annual production capacity in cubic meters as of December 31, 2004.

UNITED STATES
WOOD PRODUCTS PRODUCTION LINES

			Annual installed
Plant	Line	Product	capacity(1)

Wando, South Carolina	MDF moulding	MDF moulding	30,000

(1)	Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

     Terranova Forest Products was established to market and distribute our products in the United States as part of our strategy of locating our commercial operations as close to our customers as economically feasible. Terranova Forest Products was organized in 1993 as a joint venture with Fiberform Wood Products, Inc. under the name Fibreform Andinos Corporation. In January 1996, we purchased Fiberform’s interest in the joint venture and changed its name to Terranova Forest Products, Inc.

     In late 1996, Terranova Forest Products’ management decided to relocate the company to the Port of Charleston, South Carolina and to construct its own facilities, including corporate offices, a reload center and manufacturing facilities for moulding and millwork products. Terranova Forest Products purchased a 20 acre industrial land site six miles from the Port of Charleston’s Wando terminal in October 1997. Phase I of the project, construction of an 84,000 square foot reload center, was successfully completed, and operations began in October 1998. Our MDF mouldings line has a total installed capacity of 30,000 cubic meters per year. The capacity utilization rate for this line was 90% in 2004 compared to 67% in 2003 and 91% in 2002. Terranova Forest Products’ corporate offices were completed in June 1999, which allowed it to consolidate all of its U.S. operations in Wando, South Carolina. Accordingly, the Bellevue, Washington and Salem, Oregon offices were closed and key personnel relocated to Wando during June and July 1999. Terranova Forest Products made its first shipments from the new facility in July 2000. In April 2005, Terranova Forest Products’ moved its headquarters and marketing operations to Atlanta, Georgia in order to facilitate more efficient travel. Atlanta’s Hartsfield-Jackson serves as a major connecting hub serving destinations around the globe, providing easier access to our customers throughout the U.S. and to our world headquarters in Chile.

     In October 2001, we moved the finger-joint moulding plant from Terranova Forest Products’ Wando location to the Terranova Brasil facility in Rio Negrinho, Brazil. Comparatively better economic conditions in Brazil for the manufacture of mouldings, as well as proximity to raw materials, prompted our management to decide to relocate the finger-joint moulding line.

Forestry Operations

Overview

     We and our forestry subsidiaries manage and operate the cultivation of our tree stock in our nurseries and the establishment and management of our plantations and forests, log manufacturing, log sales and marketing, log trading, transport and supply chain activities. The logs and other raw materials produced by us and our forestry subsidiaries and affiliates are sold primarily to our production and processing subsidiaries with sales to unaffiliated third parties representing 52.5% and 41.1% for the years 2004 and 2003, respectively. Our forestry operations are responsible for optimizing the harvest from our forests, while meeting the supply requirements of our production plants and principal unaffiliated customers and complying with our principles of sustainable management.

Land Ownership and Rights

     As of December 31, 2004, our group’s forestry assets included an interest in approximately 367,708 hectares of land, of which 244,139 hectares are planted with renewable trees. Of our forestry assets, approximately 256,886 hectares (69.9%) are owned by our group, and the remaining 110,822 hectares (30.1%) are held under leases, forestry rights and forestry licenses.

     Our leases enable us to use the land for terms ranging from 16 to 50 years, depending on the location, which is generally the equivalent of one to two rotations. Forestry rights permit a person other than the owner to establish, manage and harvest, or simply manage and harvest, an estate of trees on the land.

Distribution of Forestry Assets

     Our forests are located in Chile, Brazil, Venezuela and Argentina. On a consolidated basis, Caribbean, radiata/oregon and eliotti/taeda pines are softwood pine species which constitute approximately 43.9%, 34.3%, and 10.9% of our plantations, respectively. In addition, our forests also include 26,449 hectares of eucalyptus trees, equal to approximately 10.8% of our total plantations.

     The following table sets out the number of hectares and types of uses of our land holdings and rights at December 31, 2004 for each of our forestry operations.

	Forestry Assets

	Chile	Chile			Brazil	Brazil
	(Terranova)	(Masisa)	Argentina	Venezuela	(Terranova)	(Masisa)	Consolidated

	(hectares)
Total Forestry Holdings	99,108	44,320	47,980	148,958	13,531	13,811	367,708
Owned	99,108	44,124	47,980	40,244	13,531	11,899	256,886
Rights/Leased	—	196	—	108,714(1)	—	1,912	110,822
Total planted land	65,121	22,589	33,415	107,246	7,286	8,484	244,139
Plantations:
Carribean pine	—	—	—	107,224	—	—	107,224
Radiata / oregon pine	64,822	18,989	—	21	—	—	83,833
Taeda / elliotti pine	—	—	10,864	—	7,286	8,484	26,634
Eucalyptus	299	3,599	22,550	—	—	—	26,449
To be replanted	4,062	1,212	4,814	24,072	197	104	34,460
Protected lands	16,500	9,467	2,347	2,064	2,166	2,265	34,809
Native forests	8,350	9,957	—	—	—	—	18,307
Other (Araucaria
connifer)	—	1,095	7,405	—	—	5	8,505
Legal reserve	—	—	—	—	3,167	2,410	5,577
Roads, encampments and
other uses	5,075	—	—	15,576	715	543	21,909
_______________________
(1) Of this amount, 65,807 hectares are held under rights agreements. The remaining 42,907 hectares are leased.

     As part of our effort to match the size and location of our forestry assets with our supply needs and proximity to our production facilities, respectively, and in order to reduce financial debt we determined that we should dispose of certain land holdings in Chile’s Region VII, near Talca. Accordingly, during the third and fourth quarters of 2004, we conducted a private auction for approximately 21,000 hectares of land, 12,000 of which were planted with radiata pine. On November 5, 2004, our board of directors accepted an irrevocable bid from Arauco’s affiliate, Forestal Celco S.A., in the amount of US$73,558,000. On December 7, 2004, we signed a definitive agreement with Forestal Celco and completed the sale transaction for a final purchase price of US$73,284,636.

Forest Management

     Our forestry subsidiaries cultivate, administer and manage our forestry assets in Chile, Argentina, Venezuela and Brazil. We manage our forestry assets to increase overall volume of sawn logs while minimizing defects in the wood. We seek to achieve this through the use of planting, soil and site preparation, maintenance of optimum soil quality through monitoring and fertilization, underbrush control, and management of tree density through thinning and pruning. This management system increases our forests production of larger diameter trees with fewer knots and other defects and, as a result, can produce a higher overall yield of clear wood. Clear wood, whether sold to third parties as lumber or used by our production facilities to produce our processed wood products, generally commands a higher price than knotted wood.

     A significant variable affecting the profitability of our forestry operations is the age at which a tree is harvested, or the “rotation length.” The rotation length has a direct impact on timber quality, unit volume and economic return obtained from the investment. We currently consider our forestry management objectives, described above, to be achievable on an average rotation length of approximately 23, 24, 26 and 22 years for radiata, Caribbean, eliotti and taeda pine, respectively, and 12 years for eucalyptus. The optimal rotation length can vary depending on past management practices, the cost of capital and prevailing market conditions.

     The following tables set forth the age profile by hectares of our forests at December 31, 2004 on a consolidated basis and for each of our forestry operations.

	Consolidated

Age Range (Years)	Pine	Eucalyptus	Other(1)

		(hectares)

0 - 5	31,840	13,398	150
6 - 10	28,201	9,546	250
11 - 15	74,943	3,156	253
16 - 20	46,661	166	11
21+	35,006	183	374
Total	216,653	26,449	1,038

		Chile			Chile
		(Terranova)			(Masisa)

Age Range (Years)	Pine	Eucalyptus	Other	Pine	Eucalyptus	Other(1)

		(hectares)			(hectares)

0 - 5	6,907	51	14	3,486	1,531	115
6 - 10	11,458	155	83	8,207	996	168
11 - 15	32,908	66	58	4,601	1,061	195
16 - 20	8,105	26	6	535	12	5
21+	5,183	1	101	1,409	—	267
Total	64,560	299	262	18,239	3,599	750

		Argentina			Venezuela

Age Range (Years)	Pine	Eucalyptus	Other	Pine	Eucalyptus	Other(1)

		(hectares)			(hectares)

0 - 5	7,570	11,816	—	7,108	—	21
6 - 10	2,130	8,395	—	5,405	—	—
11 - 15	—	2,029	—	36,425	—	—
16 - 20	596	128	—	36,089	—	—
21+	569	182	—	22,198	—	—
Total	10,864	22,550	—	107,224	—	21

		Brazil			Brazil
		(Terranova)			(Masisa)

Age Range (Years)	Pine	Eucalyptus	Other	Pine	Eucalyptus	Other(1)

		(hectares)			(hectares)

0 - 5	3,423	—	—	3,347	—	—
6 - 10	332	—	—	670	—	—
11 - 15	3	—	—	1,006	—	—
16 - 20	—	—	—	1,336	—	—
21+	3,528	—	—	2,119	—	5
Total	7,286	—	—	8,478	—	5

(1) Other includes Oregon Pine.

Sustainable Development and Forestry Management Systems

     We adhere to ISO management systems and certification under the Forestry Stewardship Council (“FSC”). FSC is an international organization funded to support environmentally appropriate, socially beneficial and economically viable management of the world’s forests. The FSC certification standard is recognized by The Home Depot, one of the key end-users to which our products are marketed through Masonite in the United States.

     Certification of our forest products and management systems has enabled us to access international markets such as the United States, where chain of custody certification of products is frequently preferred by customers. It has also given our products greater environmental credibility in the international marketplace by allowing our customers to readily and reliably determine that the product they are purchasing comes from a forest managed according to internationally agreed social and environmental principles and criteria.

     Forest Protection. Our forestry assets are exposed to risk of loss due to fire, wind, pests and disease. Accordingly, our forestry subsidiaries have established programs for the prevention and control of each of these risk factors. Our forestry operations’ prevention efforts include, among others, identifying risks neighboring our forests, public education of communities located near our forests and maintenance of firebreaks. We also cooperate with other forestry companies when possible to undertake joint prevention measures with respect to pest and disease control.

Insurance

     We insure our assets and operations against a variety of risks associated with our business activities. The types and amounts of coverage we maintain depend on the kind of facility or asset being insured as well as its location. These plans include insurance policies against fire damage, loss attributed to natural disasters, risks related to the construction of projects, losses resulting from delays in commencing such projects and business interruption.

     In Chile, we maintain coverage of our fixed assets in an aggregate amount of US$692.6 million. This amount includes US$357.3 million for losses on our plantations, US$300.4 million for losses due to interruptions in the operations of our plants and broken equipment and US$34.9 million covering liabilities arising out of civil corporate responsibility claims.

     In Brazil, we maintain coverage of our fixed assets in an aggregate amount of US$323.0 million. This amount includes US$71.2 million for losses on our plantations, US$232.8 million for losses due to interruptions in the operations of our plants and broken equipment and US$19.0 million covering liabilities arising out of civil corporate responsibility claims.

     In Venezuela, we maintain coverage of our fixed assets in an aggregate amount of US$259.3 million. This amount includes US$240.1 million for losses due to interruptions in the operations of our plants and broken equipment and US$19.2 million covering liabilities arising out of civil corporate responsibility claims. Our plantations in Venezuela are not insured because Venezuela’s insurance market did not offer insurance coverage for these types of risks.

     In Argentina, we maintain coverage of our fixed assets in an aggregate amount of US$249.6 million. This amount includes US$40.1 million for losses on our plantations, US$196.5 million for losses due to interruptions in the operations of our plants and broken equipment and US$13.0 million covering liabilities arising out of civil corporate responsibility claims.

     In Mexico, we maintain coverage of our fixed assets in an aggregate amount of US$51.7 million. This amount includes US$32.9 million for losses due to interruptions in the operations of our plants and broken equipment and US$18.8 million covering liabilities arising out of civil corporate responsibility claims.

     In United States, we maintain coverage of our fixed assets in an aggregate amount of US$21.8 million. This amount includes US$14.9 million for losses due to interruptions in the operations of our plants and broken equipment and US$6.9 million covering liabilities arising out of civil corporate responsibility claims.

      As of December 31, 2004, a high number of our personnel have travel and life insurance.

Raw Materials and Suppliers

Terranova Business

     The most significant direct costs associated with our forestry and wood products operations in connection with our Terranova businesses are adhesives, fertilizers, wood fungicides, lumber, water-based paint, plants, chemicals, logs, labor and energy.

     In addition to the raw materials used by our forestry and production operations in connection with the Terranova business, the most significant packaging materials used in the marketing and distribution of our products are plastics and metal bands. In 2004, our operations utilized 293,343 kg (646,715 pounds) of plastic, including polyethylene, stretch plastic film, and heat-shrink plastic, and 487,638 kg (1,075,065 pounds) of metal bands.

     In general, the prices of raw materials we use in our forestry operations are relatively stable. The prices of raw materials we use in our wood products operations depend on factors such as wood, pulp and oil prices and tend to fluctuate according to economic cycles and world supply. For example, wood prices increased by approximately 15% during 2004 due to higher demand for wood based products and higher transportation costs due to higher energy costs.

     Our principal suppliers in each country in which we have industrial facilities and the products or raw materials they supply to us in connection with the Terranova business are listed in the following table:

PRINCIPAL SUPPLIERS OF RAW MATERIALS FOR TERRANOVA BUSINESSES

CHILE	PRODUCT	MEXICO	PRODUCT

Bellavista Ltda	Temporary Staffing Services	Productos Forestales S.A	Sawn Wood
Energía Verde S.A	Energy	Forestal Tromen S.A.	Sawn Wood
Cía. Sudamericana de Vapores	Transportation	Seaboard Marine Ltda.	Maritime Transport
Cía Chilena de Navegación
Interoceánica	Transportation	Transportes Jaessa Amador	Transport, Logistical
		S.A. de C.V	Support and Storage
Arauco Distribución S.A.	Sawn Wood	Transportaciones
Industriales Gume S.A.
		de C.V	Transport, Logistical
Support and Storage
Transportes Ninhue S.A	Transportation	Despachos Aduanales
		Castañeda S.C	Custom Agents
Inversiones
Silvoagropecuarias S.A	Forestry Services	Servicios Técnicos del
		Transporte S.A. de C.V	Storage
Terranova Brasil Ltda	Sawn Wood
CMPC Maderas, S.A	Sawn Wood

BRAZIL	PRODUCT	UNITED STATES	PRODUCT

Esterer WD GmbH & Co	Parts	Samuel Shapiro Co. / IMS
(Intermodal Management
		System)	Custom Agents
Forwarding
Battistela Ind. e Com. Ltda	Wood	C.H. Robinson	Transportation
Clariant Colorquimíca	Chemicals	Kramer Logistics	Logistics
Masisa do Brasil Ltda	Wood	Bryan Logistics	Logistics
Sherwin-Williams Brasil Ind.	Ink	Montgomery Industries, Inc.
Com. Ltda		- Piedmont	Storage
Signode Brasileira Ltda	Metal Bands	SCE&G	Electricity
Texaco Brasil Ltda	Lubricants	Valspar	MDF Primer
Agip do Brasil Ltda	Gas	Alternative Staffing	Temporary Staffing
Rigesa Ltda	Wood
JMC COM. Secagem Madeiras	Wood
Ltda

VENEZUELA	PRODUCT

Oxinova C.A	Resin
Sia Abrasives	Sanding Belts
Isogama	Paraffin Emulsion
Transportes Macapaima C.A	Transport
Servicios Integrados Logistica	Transport
Coveright Surface	Melamine Impregnated Paper
Casco Décor	Melamine Impregnated Paper
Masisa Argentina S.A	Melamine Impregnated Paper
Masisa S.A	Melamine Impregnated Paper

     In the forestry sector, all operations are carried out through a select set of third-party contractors, who provide their services to our forestry subsidiaries and affiliates in accordance with the technical, legal, and administrative requirements established in Terranova Manual for Service Companies and the specific contracts entered into in connection with the provision of such services. The services contracted by our forestry operations range from logistical support (meals, transport, cleaning and maintenance, security, reception and dispatch of products, among others) to production activities (harvest, transport, planting, thinning, pruning, road construction, and others).

     In the industrial sector, our subsidiaries and affiliates subcontract with third-party providers for a variety of services at our sawmills and manufacturing facilities. These services include, among others, packaging, separating sticks, movement of logs and lumber, and industrial cleaning. Specific contracts are established for each of these services outlining technical, economic and administrative specifications.

Masisa Business

     The most significant direct costs associated with the production of particle board, MDF and OSB in connection with the Masisa operations are chemicals, wood, labor and energy.

     In 2004 chemical adhesives used in the production of particle board and MDF in Chile and Argentina were manufactured by the chemical plants of Georgia Pacific Resinas Ltda. (formerly GPM) and Resinas Concordia S.A., respectively. These two plants also manufactured most of the chemical catalysts used by the Company in those countries. Until early 2001, Masisa had a 50% interest in both companies under a joint venture with Georgia-Pacific. In January 2001 the Company sold its participation in those companies to Georgia-Pacific. However, before this transaction, Masisa Chile and Masisa Argentina reached long-term resin supply contracts with GPM and Resinas Concordia S.A. to ensure the normal supply of resins for existing and future operations, including calculations for future growth of the Company in Chile and Argentina. In Brazil, the principal chemical adhesives used in the production of MDF and OSB were supplied by Borden Química Indústria e Com. Ltd. and Synteko Produtos Químicos S.A. In Mexico, the principal chemical adhesives used in the production of the particle boards were supplied by Dynea Mexico S.A. de C.V.

     Masisa has a long-term resin supply contract with Georgia Pacific Resins Ltd. in Chile to ensure the normal supply of resins for existing and future operations, taking into account the future growth of the Company. The estimated amount of payments to be made under the contract in 2005 is US$33 million. The contract is not a financial obligation since it does not oblige the Company to purchase a minimum amount from Georgia Pacific Resins Ltd. In Argentina, Resina Concordia, an affiliate of Georgia-Pacific Resins Ltd., supplies Masisa with resin.

     We believe that the market for the chemicals the Masisa operations need is sufficiently competitive and accessible such that it could satisfy its chemical requirements through other suppliers on terms similar to those obtained from its current suppliers. There is more than one producer of chemical raw materials in each country in which Masisa has industrial facilities, granting it flexibility as to its suppliers. Masisa also has a number of suppliers for the raw materials used in its production processes. Masisa believes that the loss of any one of these suppliers, individually, would not have a material adverse effect on the Company. Raw materials are also available from countries in the region as well as more distant ones, such as the United States and Japan.

     Historically, Forestal Tornagaleones provided Masisa’s Chilean plants with small supplies of wood, however Masisa has not purchased any material amount of wood from Forestal Tornagaleones since 2000. In Argentina, approximately 92% of the wood consumed by Masisa Argentina in 2003 was purchased from several unrelated saw mills and forest growers and the other 8% of the wood was purchased from Forestal Argentina. The wood consumed by Masisa for the production of MDF in Brazil was purchased either from owned forests or several unrelated saw mills and forest growers. With respect to the particle board plant in Mexico, Masisa obtains wood from suppliers that serviced the plant under its previous ownership.

     We believe that adequate supplies of wood are available. Masisa does not use material amounts of native wood for its production processes. With respect to wood supply, Masisa has several alternatives in forestry companies, including its subsidiaries Forestal Tornagaleones and Forestal Argentina. The Company may also obtain supplies from the forest plantations that it owns in Brazil.

     The steam used by Masisa in its manufacturing operations is largely generated by burning its own scrap wood and defective wood products. Other energy requirements, such as electricity, are obtained from commercial suppliers.

     In general, the prices of raw materials used by Masisa in its forestry operations are relatively stable. The prices of raw materials Masisa uses in its wood products operations depend on factors such as wood, pulp and oil prices and tend to fluctuate according to economic cycles and world supply. For example, wood prices increased by approximately 15% during 2004 due to higher demand for wood based products and higher transportation cost due to higher energy costs. The price of resin increased by approximately 33% during 2004 as a result of higher oil prices.

     Masisa’s principal suppliers in Chile, Argentina, Brazil and Mexico and the products or raw materials they supply to us in connection with the Masisa businesses, are listed in the following table:

PRINCIPAL SUPPLIERS OF RAW MATERIALS FOR MASISA BUSINESS

CHILE	PRODUCT	ARGENTINA	PRODUCT

Terranova S.A	Wood	Forestal Argentina S.A	Wood
Aserraderos Arauco S.A	Wood	H.B. Fuller Argentina S.A.I.C	Mouldings Adhesive
Derquim S.A	Paraffin Emulsion	Isogama Industria Química
		Ltda	Paraffin Emulsion
Interforest S.A	Wood	Lamigraf S.A	Paper
Georgia – Pacific Resinas		Masa Decor S.A	Paper
Ltda	Resins
Heninrich Wemhöner GMBH		MD Papéis Ltda	Paper
& CO. KG	Industrial Machinery
Lamigraf S.A	Paper	Multilogística S.A	Shipping Line
Masa Decor S.A	Paper	Resinas Concordia	Resins
Oxiquim S.A	Resins	Schattdecor	Paper
Technocell Dekor	Paper	SIA Ltd	Sanding Belts

BRAZIL	PRODUCT	MEXICO	PRODUCT

Aguia Florestal Industria de		Aprovechamientos Forestales
Madeira	Wood	Auro	Wood
Araupel S.A	Wood	Casco Impregnated Papers	Impregnated Paper
Bayer do Brasil	Polyurethane Resins	Combustibles Industriales de
		Durango	Fuel
Borden Química e Industria e		Dynea de Mexico, S.A. de C.V	Resins
Com Ltd	Resins
Dynea Brasil S.A	Impregnated Paper	Exxonmobil de Mexico, S.A. de
		C.V	Paraffin Emulsion
Isogama Industria Química		Masa Decor S.A	Paper
Ltda	Paraffin Emulsion
Madereira Rickli Ltda	Wood	Pinelli Universal, S.A. de C.V	Wood
Magor Ltda	Wood	Interprint Inc	Paper
Synteko Produtos Químicos		Transportes Jaessa Amador	Transport Line
S.A	Resins
Terranova Brasil	Wood	Zamudio Esquivel José Luis	Hoist Service

Research and Development

     Our research and development efforts do not involve material expenditures, as we rely primarily on technology and equipment purchased or licensed from foreign companies.

Environmental Concerns

     In 2005, we are strengthening our compliance effort by revising and updating our permits and legal authorizations in accordance with environmental regulations.

Terranova

     Our business philosophy is based on sustainable development principles. Therefore, we strive to achieve the most profitability from our business while at the same time reinforcing, among other things, our positive effects on the environment and striving to minimize our negative impact on the environment. Our company dedicates itself to rigorously complying with environmental legislation and satisfying our customers’ expectations and goals.

     Certifications: All of our forestry and production operations have obtained the International Organization for Standardization (the “ISO”) 14,001 compliance certifications. Additionally, all of our forestry and production operations, except our production operations in Venezuela, have obtained the Occupational Health and Safety Management System (the “OHSAS”) 18,001 compliance certifications. We plan to achieve OHSAS 18,001 compliance certifications for our production operations in Venezuela by the end of 2005. Also in 2003, all of our forestry operations in Brazil and Venezuela obtained Forest Stewardship Council (“FSC”) compliance certifications regarding sustainable management of forestry assets, thereby completing compliance under this system for all of our operations. In 2004, our MDF production operations in Venezuela obtained the FSC compliant certification that allows identifying the MDF board with the FSC Green Seal. FSC certification is a voluntary procedure in which the ecological, economic and social aspects of forest management are evaluated against a specified set of criteria.

     We are subject to environmental regulation in the countries we operate. Such regulations cover, among other things, the discharge of water, and water and air pollution. A discussion of the specific environmental regulations for each country in which we have our principal operations is set forth below.

     Chile: Chilean companies, including Terranova, are subject to several national and local environmental laws, regulations, decrees and municipal ordinances concerning, among other things, discharges into air and water, handling and disposal of solid and hazardous wastes, and health. Chilean environmental regulations have become increasingly stringent in recent years, particularly for the approval of new projects, and this trend is likely to continue. Terranova has made and will continue to make substantial expenditures to comply with such environmental laws, regulations, decrees and ordinances.

     We have further developed our environmental activities and compliance in Chile by subscribing, along with 13 other companies, to the Convenio de Cooperación Ambiental entre la Corporación Chilena de la Madera y la Comisión Nacional del Medio Ambiente, an environmental cooperation agreement for managing our forestry and production operations in Chile. Our success in our efforts for environmental compliance and stewardship were recognized by the Chilean government, through its National Committee on the Environment, when it awarded us a national environmental award, the Premio Nacional de Medio Ambiente in 2002, for environmental policies in the production sector.

     Chilean legislation to which Terranova is subject includes the Chilean Environmental Basic Law (Law 19,300 of 1994), based upon article 19 No. 8 of the National Constitution, which establishes the general structure of the Chilean environmental law. Law 19,300 defines the Government agencies responsible, among other things, for evaluating environmental impact studies, overseeing the implementation of projects in accordance with their environmental impact statements, and coordinating environmental regulations. These agencies are Comisión Nacional del Medio Ambiente (National Environmental Commission or “CONAMA”) and Comisiones Regionales del Medio Ambiente (Regional Environmental Commissions or “COREMA”) which are agencies of the Ministerio Secretaría General de la Presidencia (the “Ministry of the Presidency”).

     Terranova is subject to other regulations, such as DS 146 (Ministry of Health) on environmental noise, DS 185 (Mining Ministry) on air emissions of particulate matter, DS 90 (Ministry of the Presidency), DS 609 (Public Works Ministry), DFL 725 (Ministry of Health), and DS 46 (Ministry of the Presidency) on discharges to water, DS 594 (Ministry of Health), DS 148 (Ministry of Health), and DS 298 (Transportation Ministry) on handling and transportation of waste and hazardous waste, and DFL 1 (Ministry of Health), DFL 725 (Ministry of Health), and DS 594 (Ministry of Health) on health issues in the work place. Regulation DS 95 (Ministry of the Presidency)

requires Terranova and all companies in Chile to conduct environmental impact studies of any future projects or activities that may effect the environment.

     Affected persons, including private citizens, public agencies, and local governmental authorities, can sue under the Chilean Environmental Basic Law to enforce environmental compliance. Enforcement remedies include temporary or permanent closure of facilities and fines. Private citizens are also allowed to object to the plans or environmental impact studies submitted by project owners. While we seek to implement our business strategy by complying with environmental legislation and by being proactive with environmental matters, the application of environmental laws may have an adverse affect on our operations.

     Brazil: Terranova is subject to Brazilian environmental legislation, including regulation by municipal, provincial and federal governmental authorities. Terranova has a system to identify and comply with applicable environmental legislation, and Terranova believes that our operations are currently in material compliance with applicable local and national environmental regulations. Terranova has received an environmental license to operate from the FATMA (Foundation for the Environment) and IAP (Environmental Institute of Parana).

     Laws 6938/81 and 9605/98 give the general framework for environmental legislation in Brazil. Other norms applicable to Terranova in Brazil include Decree 14.250/81, which defines norms for air emissions. Law 9433/97, Resolution CONAMA 20/86, and Decree 14250/81, that regulate effluents to water. Decree 14250/81 and Law 11347/00 regulate management of waste and dangerous waste.

     Venezuela: Terranova's Venezuelan operations are subject to Venezuelan environmental legislation, including regulation by municipal, provincial and national governmental authorities. Decree 638 regulates air emissions, and norm COVENIN 2253:2001 regulates emissions in the work place. Management of waste and hazardous waste is regulated by Decree 1257, Decree 2635 and Decree 2216. Transportation and management of chemical products is regulated by Decree 1847 and by norms COVENIN 2268:96 and 2817:91. Effluents to water are regulated by Decree 883, and Decree 2217 regulates environmental noise. Safety at the workplace is regulated by the Organic Law of Prevention, Conditions, and Workplace Environment.

Masisa

     Masisa is dedicated to the sustainable growth of all its operations and seeks to achieve a positive balance between economic, social and environmental objectives. Our business philosophy is based on sustainable development principles, and Masisa’s policy is to maintain high standards of environmental performance and to comply with all applicable environmental laws and regulations. Together with the start up phase of the MDF lines in Chile in 1996, Masisa created an Environmental Department in response for Masisa’s growing concern for environmental issues. Masisa has developed primary waste water treatment processes in certain plants to reduce its production processes’ environmental impact. During 1999, new special ventilation insulation systems were completed in the Chiguayante plant in Chile. A secondary waste treatment plant for the MDF line in Argentina was completed in 2000.

     Certifications: The ISO 14,001 certification is a voluntary procedure in which an operation’s environmental practices are evaluated against a specified set of criteria. By the end 2003, Masisa had completed the implementation of the ISO 14,001 in all of its industrial operations in Argentina, Brazil, Mexico, and Chile, in addition to its forestry operations in Brazil and in its Chilean subsidiary Forestal Tornagaleones. Masisa's Brazilian forestry operations and Forestal Tornagaleones also obtained the FSC certification for their plantations. We expect our forestry operations in Argentina will achieve FSC certification during 2006.

     In addition, in 2003, Masisa’s MDF production plants in Chile and Argentina obtained the “Certificate for Recycled Content” granted by the Scientific Certification System (“SCS”). This certificate confirms that the raw Material used in production comes from material recycled from other forestry processes. This practice helps reduce the demand for forestry resources, recycle materials considered waste in other lines of business and reduce manufacturing costs.

     We are subject to environmental regulation in the countries in which we operate. Such regulations cover, among other things, the discharge of water, and water and air pollution. A discussion of the specific environmental regulations for each country in which Masisa's operations are located is set forth below.

     Chile: Chilean companies, including Masisa, are subject to several national and local environmental laws, regulations, decrees and municipal ordinances concerning, among other things, discharges into air and water, handling and disposal of solid and hazardous wastes, and health. Chilean environmental regulations have become increasingly stringent in recent years, particularly for the approval of new projects, and this trend is likely to continue. Masisa has made and will continue to make substantial expenditures to comply with such environmental laws, regulations, decrees and ordinances.

     Chilean legislation to which Masisa is subject include the Chilean Environmental Basic Law (Law 19,300 of 1994), based upon article 19 No. 8 of the National Constitution, which establishes the general structure of the Chilean environmental law. Law 19,300 defines the Government agencies responsible, among other things, for evaluating environmental impact studies, overseeing the implementation of projects in accordance with their environmental impact statements, and coordinating environmental regulations. These agencies are Comisión Nacional del Medio Ambiente (National Environmental Commission or “CONAMA”) and Comisiones Regionales del Medio Ambiente (Regional Environmental Commissions or “COREMA”), which are agencies of the Ministerio Secretaría General de la Presidencia (the “Ministry of the Presidency”).

     Masisa is subject to other regulations, such as DS 146 (Ministry of Health) on environmental noise, DS 185 (Mining Ministry) on air emissions of particulate matter, DS 90 (Ministry of the Presidency), DS 609 (Public Works Ministry), DFL 725 (Ministry of Health), and DS 46 (Ministry of the Presidency) on discharges to water, DS 594 (Ministry of Health), DS 148 (Ministry of Health), and DS 298 (Transportation Ministry) on handling and transportation of waste and hazardous waste, and DFL 1 (Ministry of Health), DFL 725 (Ministry of Health), and DS 594 (Ministry of Health) on health issues in the work place. Regulation DS 95 (Ministry of the Presidency) requires Masisa and all companies in Chile to conduct environmental impact studies of any future projects or activities that may effect the environment.

     Under Chilean Environmental Basic Law, affected persons, including private citizens, as well as public agencies and local governmental authorities can sue to enforce environmental compliance. Enforcement remedies include temporary or permanent closure of facilities and fines. Private citizens are also allowed to object to the plans or environmental impact studies submitted by project owners. While we seek to implement our business strategy by complying with environmental legislation and by being proactive with environmental matters, the application of environmental laws may have an adverse affect on our operations.

     Brazil: The MDF and OSB facilities constructed in Brazil include state-of-the-art solid and liquid waste treatment plants. Based on these investments, the Environmental Institute of Paraná issued an “Installation Authorization”, certifying that all the current Brazilian environmental requirements have been met. Masisa believes that it is in material compliance with all environmental laws and regulations affecting its facilities and products. In addition, because Masisa’s production processes are based on wood from planted trees and because substantially all of its forestry operations involve planted trees, Masisa does not believe that there are any material environmental concerns applicable to it that result from the use of natural forest resources.

     Laws 6938/81 and 9605/98 give the general framework for environmental legislation in Brazil. Other norms applicable to Masisa in Brazil include Resolution SEMA 41/02, which defines norms for air emissions, Law 9433/97 and Resolution CONAMA 20/86 which regulate effluents to water, and Law 12493/99 that regulates management of waste and dangerous waste.

     Mexico: Masisa’s plant in Durango possesses an Environmental License (Licencia Ambiental Única) from the State of Durango, and has obtained certification under ISO 14,001 and OHSAS 18,001. Masisa believes that it is in material compliance with all environmental laws and regulations affecting its facilities and products in Mexico. Masisa's operations in Mexico are subject to the National Environmental Law - 2001 (Ley General de Equilibrio Ecológico y la Protección al Medio Ambiente), and to the local Environmental Law issued by the State of Durango (Ley de Recursos Naturales y Medio Ambiente del Estado de Durango – 2001). Norm STPS regulates air emissions, and Federal Laws 052 and 054 regulate management of dangerous waste. Water management is regulated by the National Water Law of 2003, and the Federal Rule on Wastewater Control of 2003 (Reglamento del Gobierno del Estado sobre Control de Aguas Residuales).

     Argentina: Masisa Argentina has obtained its ISO 14,001 and OHSAS 18,001 certification, and made new investments in management of wastewater to allow its re-utilization. All the industrial navies have ventilation systems, except the moulding plant, which will be installed during 2005. Masisa also possesses certification on ISO 9001:2000 and Sanitary Authorization from the Department of Development, Ecology and Environmental Control from the Province of Entre Ríos.

     All companies in Argentina, including Masisa, are subject to several national and local environmental laws, regulations, decrees and municipal ordinances concerning, among other things, discharges into air and water, handling and disposal of solid and hazardous wastes, and health. Provincial Law No. 6260 “Contamination Prevention by the Industries” with its Reglamentary Decree No. 5837 regulates the wastewater discharges and air quality, solid waste handling, noises and vibrations. National Law No. 24051 “Hazardous Wastes – generation, handling, transport and treatment” and its Reglamentary Decree No. 831 regulate the management of hazardous wastes and air emissions.

     Masisa, as part of the GrupoNueva group, is dedicated to the sustainable growth of all its operations, including economic, social and environmental endeavors. As a result of this commitment, Masisa published its first Sustainability Report in 2004, which brings Masisa up to the standards of the other companies in the GrupoNueva group.

     For the period 2002 - 2004, we spent on a consolidated basis US$9.4 million on environmental projects related to complying with environmental regulation. Terranova believes that expenditures on environmental management and improvement programs can be expected to increase in the future.

PART II

Item 5. Operating and Financial Review and Prospects

Introduction

     The Operating and Financial Review and Prospects begins with a brief Overview of our business and products, the most important events affecting our financial performance for the years ended December 31, 2004, 2003 and 2002 and other issues which are material to a reader’s understanding of the information presented in this section. The Overview concludes with our business outlook for the year 2005 and an overview of significant factors affecting the comparability of our historical results of operations and financial condition for each of the periods compared in our Results of Operations discussion. This is followed by a discussion of our Results of Operations for the year ended December 31, 2004 compared to the same period in 2003 and for the year ended December 31, 2003 compared to 2002. The next section provides an analysis of our Liquidity and Capital Resources, including changes in our balance sheet and cash flows, and discusses our financial commitments. The last two sections discuss the impact of currency devaluation on our results and our critical accounting policies.

     The following discussion is based upon, and should be read in conjunction with, our Consolidated Financial Statements, including the Notes thereto, included elsewhere in this document. This section contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in the “Business Outlook” section. These uncertainties and risk factors could cause actual results to differ materially from those described in the forward-looking statements.

Overview

Business and Products

•    Our primary source of revenue is the sale of MDF, particle board, mouldings, sawn lumber, OSB and solid wood doors.

Our business strategy is to be an integrated Latin America forestry and wood products company with plantations in rapid growth regions, a competitive industrial capacity, a strong distribution channel in Latin America and an important presence in the United States. We have production facilities in six principal markets — the United States, Mexico, Chile, Argentina, Brazil and Venezuela — with access to environmentally-friendly, long-term, low-cost supplies of wood. Although we also export to other Latin American and world wide markets, our performance in our principal markets is, and will continue to be, fundamental to our strategy and results of operations. In an effort to diversify, we have recently expanded our distribution channels to non-principal markets by opening new commercial offices and increasing the number of Placacentro stores throughout Latin America. We are also actively seeking to incorporate into our product mix higher margin products such as melamine-laminated wood paneling and expand into new products, such as OSB, that have significant synergies with our core boards business.

•     Regional economic conditions have a significant impact on our business.

Demand for our products is influenced significantly by growth in the construction and furniture industries, which are highly correlated with regional economic conditions. Our single most important market currently, and in our strategy for the future, is the United States. The strength of the U.S. construction and home renovation industries in recent years has had a significant positive effect on demand for our solid wood doors, mouldings and OSB, in particular. Additionally, the strength of the U.S. economy helps stimulate the Mexican economy, leading to increased levels of housing starts and increased demand for our sawn lumber and board products in that market. On the other hand, during the recent economic weakness in Argentina, the construction sector was, in particular, significantly and negatively affected. Also, in Chile, the construction sector has, until recently, lagged GDP growth.

Economic conditions in two of the primary markets for our boards businesses, Argentina and Brazil, while improving, remain uncertain.

•     Most of our products are commodity products and subject to competition from manufacturers in the region and to a certain extent worldwide.

In particular, supply factors that have affected or are likely to affect our results of operations are the increased MDF installed capacity of our competitors in Chile and Brazil. In addition, although the recent import substitution of particle board from Argentina has largely stopped, there can be no assurance that economic downturns in Latin America and our other markets will not lead to the import by competitors of low cost products into the markets in which we sell our products. Also, in Brazil, we have experienced strong growth in OSB sales where our Masisa business is the only OSB producer. There can be no assurance that competitors will not enter this market and adversely affect OSB prices and our results.

•    Prices for our products have historically been volatile and we, like other competitors in the industry, have limited control over the degree and timing of price fluctuations of our products.

To a certain extent, product pricing depends on the supply of building products in our region. Recently, we have experienced price pressure in the Chilean particle board market due to imports from Argentina and industry over capacity in certain regions such as Chile. In addition, prices for our products are also influenced by worldwide prices, which until the second half of 2003, were relatively depressed. Towards the end of 2003 and during the year ended December 31, 2004, we have benefited from relatively higher OSB prices in the U.S. market.

•    Our sales and transactions occur in a number of markets and represent a portfolio of currencies.

The majority of our sales and transactions are indexed to U.S. dollars in the short- and medium-term, although currency depreciation in any particular market can significantly decrease net sales when translated into U.S. dollars. However, devaluation can also increase competitiveness and ability to export, although at generally lower prices than in the local market. Currency exchange volatility significantly influences our results of operations and has, in recent years, been especially volatile and had a negative impact on our performance. Currency volatility is often correlated with regional economic conditions but can also be affected by world events such as terrorism and global economic shocks.

Impact of General Economic Conditions

     As explained above, regional economic conditions have a significant impact on our results of operations. The table below presents the GDP growth rates for each of our most important markets in addition to forecasts by the International Monetary Fund for growth in 2005.

	Year ended December 31,			Projected

	2002	2003	2004 (1)	2005 (2)

United States	1.9%	3.0%	4.4%	3.6%
Chile	2.2%	3.3%	6.1%	6.2%
Argentina	(10.9)%	8.7%	9.0%	6.5%
Venezuela	(8.9)%	(9.4)%	17.3%	4.6%
Brazil	1.9%	(0.2)%	5.2%	4.0%
Mexico	0.7%	1.2%	4.4%	3.8%

(1)	Estimated GDP growth by the Economic Commission for Latin America and the Caribbean and IMF, April 2005
(2)	Projected GDP growth by the Economic Commission for Latin America and the Caribbean and IMF, April 2005.

Business Outlook

     We do not expect significant changes in market conditions during 2005. In addition, we expect continued stability and recovery in Argentina to improve product pricing by increasing demand in Argentina, preventing a resurgence of import pressure in Chile. Also, we believe the strength demonstrated in 2004 in Brazil, driven by greater demand for our MDF products, could continue during 2005.

     However, several factors could negatively impact our performance during 2005. Prices for our products periodically increase and decrease in what we refer to as “price cycles,” which are highly unpredictable. The price cycles with respect to OSB, in particular, are subject to high volatility both in terms of the variation in high and low prices as well as the short time periods over which prices typically rise and fall. Recently, OSB and MDF moulding prices have fallen in the United States. Because a significant part of our growth has come from export sales of OSB and MDF mouldings, a decline in OSB and MDF moulding prices could adversely affect our results of operations. Also, due to significant economic growth in China, worldwide demand for shipping has increased dramatically causing a scarcity of shipping capacity relative to demand. We have at times experienced difficulty in arranging shipping from our Latin American operations to export markets. Because exports have recently contributed significantly to our growth, future difficulties in arranging adequate shipping for our products could adversely affect our results of operations.

Significant factors affecting the comparability of our historical results of operations and financial condition

     The following is a summary of the most significant factors that affected our results for each of the periods compared in our Results of Operations discussion, which follows this Overview. Although these are not the only factors which affected our results, we believe these factors are key to understanding our financial performance for the periods specified.

Year ended December 31, 2004:

  Higher OSB prices cycles in the United States during the first quarter of 2004, declining moderately in the second and third quarter and increasing again in the fourth quarter.

  Strong demand and high prices for MDF mouldings in the United States, particularly during the second and third quarters of 2004.

  Economic recovery in Argentina, strong growth in Brazil’s economy, and significant growth in each of Mexico and Chile, thereby improving demand for our products.

  High and steadily rising oil prices during 2004, leading to price increases for the adhesives we use to manufacture board products.

  High freight costs resulting from high oil prices and scarcity of container and shipping availability.
Year ended December 31, 2003:
  Pricing pressure in particle board and MDF during the first half of the year.

  Significant price pressure on finger-joint mouldings and solid wood products in general in the United States.

  Economic recovery in Argentina and stabilization of regional currencies, leading to greater demand and higher prices for our products and decreased low cost imports of particle board from Argentina into Chile.

  Higher OSB prices in the United States in the second half of 2003.

Year ended December 31, 2002:
  Delayed start-up phase at Fibranova in Terranova Venezuela during which costs continued to accrue but no material revenue was generated.

  Flat market for solid wood doors and finger-joint mouldings in the United States.

  Consolidation of Masisa into our results effective July 1, 2002.

  Low cost imports from Argentina into Chile, which put price pressure on Masisa’s Chilean sales, particularly of particle board.

  Economic crisis in Argentina, which was reflected in our results of operations as a result of the consolidation of Masisa’s financial results beginning July 1, 2002.
Results Of Operations

Consolidated

     The discussion below analyses and compares on a consolidated level the period-on-period comparisons of our results of operation for the year ended December 31, 2004 to 2003 and the year ended December 31, 2003 to 2002. A more detailed understanding of our business segments and product performance can be obtained by reading the geographic and product segment sections that follow. The following table summarizes our consolidated financial results for the periods indicated.

		Year ended
		December 31,

	2002(1)	2003	2004

Net Sales (millions of US$)	295.0	480.1	651.0
Gross Margin (millions of US$)	80.1	105.9	189.2
Operating Income (millions of US$)	28.7	21.6	95.1
Non-operating results (millions of US$)	(6.1)	(47.5)	(11.2)
Net Income (millions of US$)	21.0	(20.0)	56.8
Depreciation (millions of US$)	25.4	43.8	48.4

Physical Volume Sales (thousands of cubic meters)	1,509.0	2,709.0	3,408.2
Average Price per Cubic Meter (US$)	195	177	191

Net Sales Growth %	—	62.8%	35.6%
Gross Margin % *	27.1%	22.1%	29.1%
Operating Income Margin % *	9.7%	4.5%	14.6%
Net Income Margin % *	7.1%	4.2%	8.7%

* Amounts are expressed as percentages of net sales.
(1)	Our results of operations for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Year ended December 31, 2004 compared to 2003

     Net sales increased 35.6% to US$651.0 million in 2004 compared to US$480.1 million in 2003. The increase was due mainly to higher average prices and significantly higher physical volume sales across a majority of our product and geographic segments. The average price of our principal wood products per cubic meter in 2004 was US$191 compared to US$177 per cubic meter in 2003. Consolidated sales of our principal wood products by physical volume increased 25.8% to 3,408.2 thousand cubic meters in 2004, compared to 2,709.0 thousand cubic meters in 2003.

     Gross margin increased from US$105.9 million, or 22.1% of net sales, in 2003 compared to US$189.2 million, or 29.1% of net sales, in 2004. This was mainly due to higher sales and increased gross margin as a percentage of sales due to higher average prices while average costs of sales decreased slightly.

     Selling and administrative expenses totaled US$94.1 million, or 14.5% of net sales, in 2004, representing an 11.6% increase from US$84.3 million, or 17.6% of net sales, in 2003. This increase was due primarily to higher selling expenses associated with significantly increased sales and merger related expenses.

     Operating income increased by 340.4% to US$95.1 million, or 14.6% of net sales, in 2004 compared to US$21.6 million, or 4.5% of net sales, in 2003. The increase in operating income is attributable mainly to significantly higher sales and gross margin.

     Non-operating results improved from a loss of US$47.5 million in 2003 to a loss of US$11.2 million in 2004 principally due to a significant gain on the sale of forests, and a decrease in foreign exchange losses and despite a significant increase in other non-operating expenses. The table below summarizes the principle components of our non-operating results.

	Year ended
	December 31,

	2003	2004

	(millions of US$)
NON-OPERATING RESULTS
Financial income	3.9	1.9
Share of income from unconsolidated affiliates	0.8	1.3
Other non-operating income	5.9	47.3
Amortization of goodwill	(0.9)	(0.8)
Amortization of negative goodwill	3.0	3.3
Financial expenses	(40.0)	(39.3)
Other non-operating expenses	(7.3)	(21.8)
Price-level restatements	0.2	0.5
Foreign exchange (losses) gains	(13.0)	(3.7)

Non-operating results	(47.5)	(11.2)

     Financial income declined 50.3% to US$1.9 million in 2004 from US$3.9 million in 2003 due to lower interest earning average cash balances. Share of income from unconsolidated affiliates increased 76.6% to US$1.3 million in 2004 from US$0.8 million in 2003 principally due to higher income from our investment in Oxinova. Other non-operating income increased to US$47.3 million in 2004 from US$5.9 million in 2003 mainly due to a gain of $42.0 million on the sale of approximately 21,000 hectares of our Chilean forests to an affiliate of Arauco. For more information on the sale of these forest assets, see “Item 4. Information on the Company—Forestry Operations—Distribution of Forestry Assets.” Additionally, we recognized a gain on the sale of goods and services and compensation from insurance due to damages to our plant in Venezuela. Amortization of goodwill declined 16.5% to US$0.8 million in 2004 from US$0.9 million in 2003 mainly due to the conclusion of the amortization period in 2003 of our investment in Maderas y Paneles S.A. Amortization of negative goodwill increased 11.2% to US$3.3 million in 2004 from US$3.0 million in 2003 mainly due to the acquisition of Terranova International in October 2003. Financial expense decreased slightly to US$39.3 million in 2004 from US$40.0 million in 2003. Other non-operating expenses increased 197.6% to US$21.8 in 2004 from US$7.3 million in 2003 due mainly to the following:

  US$9.2 million provision for idle assets. During the fourth quarter of 2004 we recognized a US$4.9 million provision for wood scanners in Chile and Brazil that after a testing period and negotiations with the supplier were determined to be unusable for their intended purpose. The provision was for the total cost of the equipment. Additionally, we recognized a provision for US$1.0 million during 2004 as a result of obsolete particle board line equipment in Masisa Mexico. The equipment was partially used to recondition a different particle board line and the remaining balance was completely written off since the expected recoverable value is negligible. We recognized a provision for US$0.6 million during 2004 for equipment on Masisa Argentina’s impregnation line considered obsolete. The provision was for the entire book value of the equipment. The remaining provisions were for various obsolete plant and equipment in Terranova Chile and Venezuela and were for the entire book value of such equipment since the expected recoverable value is negligible.

  US$2.8 million write off for doubtful non-operational accounts. We recognized a write off for a doubtful loan to our unconsolidated affiliate.

  US$2.1 million in severance indemnities. During the fourth quarter of 2004, several executives either left the company or transferred to affiliates of the company which triggered contractual severance payments.

Price-level restatements were US$0.5 million in 2004 compared to US$0.2 in 2003 but do not materially affect our results of operations. Foreign exchange losses were US$3.7 million in 2004 compared to a foreign exchange loss of US$13.0 million in 2003 due mainly to the impact of the appreciation of the Chilean peso on our debt issued in UF.

     Minority interest expense was US$15.4 million in 2004 compared to a benefit of US$5.2 million in 2003.

     Income tax expense was US$11.7 million in 2004 compared to a benefit of US$0.6 million in 2003 due to significant increase in income before minority interest and income taxes. Income tax expense increased despite the recognition of a tax loss from a previous period of approximately US$10.3 million which reduced our tax expense in 2004.

     We reported net income of US$56.8 million, or 8.7% of net sales, in 2004 compared to net loss of US$20.0 million, or 4.2% of net sales, in 2003. The increase in net income in 2004 compared to 2003 reflects significantly improved sales, operating income and non-operating results offset by higher income tax expense.

Year ended December 31, 2003 compared to 2002

     Net sales increased 62.8% to US$480.1 million in 2003 compared to US$295.0 million in 2002. Physical volume sales of our principal wood products increased by 79.5% from 1,509.0 thousand cubic meters in 2002 to 2,709.0 thousand cubic meters in 2003. Gross margin increased 32.2% from US$80.1 million in 2002 to US$105.9 million in 2003. Selling and administrative expenses increased 64.2% to US$84.3 million in 2003 from US$51.4 million in 2002.

     The increase in net sales, physical volume of sales, gross margin, and selling and administrative expenses is due mainly to the consolidation of Masisa’s financial results in Terranova beginning July 1, 2002. However, gross margins declined from 27.1% of net sales in 2002 to 22.1% of net sales in 2003 mainly due to lower average prices for our products. Average prices of our principal wood products per cubic meter decreased 9.3% to US$177 in 2003 from US$195 in 2002.

     Despite the increase in our net sales and gross margins, operating income decreased by 24.7% to US$21.6 million in 2003 compared to US$28.7 million in 2002. While year-over-year comparisons are not meaningful, the underlying factors affecting our operating income during 2003 were:

  weakness in Terranova’s business segments, particularly in Venezuela, where we experienced production problems, and in Chile, which suffered from lower finger-joint moulding and solid wood door prices for its exports to the United States, lower average prices for our solid wood products, and

  higher selling and administrative expenses due to local currency appreciation in Argentina and in Chile towards the end of the year.

     Non-operating results decreased from a loss of US$6.1 million in 2002 to a loss of US$47.5 million in 2003. The change in non-operating results is due mainly to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. While year-over-year comparisons are not meaningful, the underlying factors affecting our non-operating results were:

  a net increase of approximately US$21.4 million in foreign exchange losses in 2003 compared 2002 related to our Terranova business, and an increase of approximately US$16.7 million in interest expense due to an increase in newly issued debt as well as the incorporation of Masisa’s debt which also increased in 2003.

     Minority interest benefit was US$5.2 million in 2003 compared to an expense of US$3.3 million in 2002.

     Income tax benefit was US$0.6 million in 2003 compared to a benefit of US$1.7 million in 2002.

     We reported a net loss of US$20.0 million, or 4.2% of net sales, in 2003 compared to net income of US$21.0 million, or 7.1% of net sales, in 2002. The significant decrease in net income in 2003 compared to 2002 reflects our lower operating and non-operating results as discussed above.

Geographic Segments

     The following discusses our results of operations by geographic segments based on the location in which the sale is originated, as reported in Note 23(2)(e) of the Consolidated Financial Statements. You should note that some of our geographic segments include significant inter-company sales, especially in Terranova Chile, Terranova Brazil and Terranova Venezuela. To better understand our business and results of operations we have included inter-company sales separately in the tables below.

Terranova USA

	Year ended
	December 31,

	2002	2003	2004

Net Sales to Third Parties (millions of US$)	119.5	118.0	139.6
Total Inter-company Sales (millions of US$)	—	—	—
Net Sales (millions of US$)	119.5	118.0	139.6
Gross Margin (millions of US$)	10.2	9.9	15.6

Selling and Administrative Expenses (millions of US$)	(8.1)	(8.2)	(8.9)
Operating Income (millions of US$)	2.1	1.7	6.7
Depreciation (millions of US$)	0.7	0.7	0.7

Net Sales Growth %	—	(1.2)%	18.2%
Gross Margin % *	8.5%	8.4%	11.2%
Operating Income Margin % *	1.8%	1.5%	4.8%

* Amounts are expressed as percentages of net sales.

     Year ended December 31, 2004 compared to 2003. In the United States, net sales increased 18.2% to US$139.6 million in 2004 compared to US$118.0 million in 2003. The increase was due mainly to a moderate increase in the price of finger-joint mouldings and higher physical volume sales of our solid wood doors. While average prices of our solid wood door sales decreased slightly during the period, they began to recover beginning in the second quarter of 2004. Gross margin increased from US$9.9 million, or 8.4% of net sales, in 2003 to US$15.6 million, or 11.2% of net sales, in 2004. This increase is due mainly to increased sales as described above and higher sales of MDF moulding that we produce in our U.S. plant, which contributes to a higher gross margin as a percentage of sales. Operating income increased to US$6.7 million, or 4.8% of net sales, in 2004 compared to US$1.7 million, or 1.5% of net sales, in 2003. The increase in operating income is attributable to higher sales and gross margin partially offset by a moderate increase in selling and administrative expenses.

     Year ended December 31, 2003 compared to 2002. In the United States, net sales decreased 1.2% to US$118.0 million in 2003 compared to US$119.5 million in 2002. The decrease is due mainly to lower finger-joint moulding and solid wood door prices which were partially offset by higher finger-joint moulding physical volume sales. Gross margin was US$10.2 million, or 8.5% of net sales, in 2002 compared to US$9.9 million, or 8.4% of net sales, in 2003. Operating income decreased to US$1.7 million, or 1.5% of net sales, in 2003 compared to US$2.1 million, or 1.8% of net sales, in 2002. The decrease in operating income is attributable to lower sales and higher administrative expenses which includes selling and local transportation expenses that increase with higher physical volume sales.

Terranova Chile

	Year ended
	December 31,

	2002	2003	2004

Net Sales to Third Parties (millions of US$)	7.7	10.7	13.6
Inter-company Sales (millions of US$)	93.7	66.8	82.0
Total Net Sales (millions of US$)	101.4	77.5	95.6
Gross Margin (millions of US$)	29.2	19.3	20.9

Selling and Administrative Expenses (millions of US$)	(12.5)	(15.9)	(15.1)
Operating Income (millions of US$)	16.7	3.4	5.8
Depreciation (millions of US$)	6.2	6.1	5.4

Net Sales Growth %	—	23.6%	23.4%
Gross Margin % *	28.8%	24.8%	21.8%
Operating Income Margin % *	16.5%	4.3%	6.1%

* Amounts are expressed as percentages of net sales.

     Year ended December 31, 2004 compared to 2003. In Chile, net sales increased 23.4% to US$95.6 million in 2004 compared to US$77.5 million in 2003. This was due mainly to higher sales to Terranova USA and an increase in sales of sawn and pulp logs that resulted from selling damaged trees knocked down during a severe wind storm. Gross margin was US$19.3 million, or 24.8% of net sales, in 2003 compared to US$20.9 million, or 21.8% of net sales, in 2004. Despite higher finger-joint moulding prices in the U.S. market, our gross margin as a percentage of sales declined due to a US$4.1 write-off of certain timber stands whose actual cost was greater than the estimated real harvest value, and selling lower margin damaged sawn and pulp logs. Operating income increased to US$5.8 million, or 6.1% of net sales, in 2004 compared to US$3.4 million, or 4.3% of net sales, in 2003. This was mainly due to lower selling and administrative expenses that resulted from cost savings from a reduction in our workforce which we carried out as part of the reorganization of our business units in 2003, which were offset by merger related expenses in the fourth quarter of 2004.

     Year ended December 31, 2003 compared to 2002. In Chile, net sales decreased 23.6% to US$77.5 million in 2003 compared to US$101.4 million in 2002. This was due mainly to lower sales to Terranova USA which experienced price declines in both solid wood doors and finger-joint mouldings, despite a shift to a higher value-added mouldings. Gross margin decreased from US$29.2 million, or 28.8% of net sales, in 2002 to US$19.3 million, or 24.8% of net sales, in 2003. This decrease is due mainly to lower net sales and a shift in product mix to high value-added finger-joint mouldings with higher average production costs. Operating income decreased to US$3.4 million, or 4.3% of net sales, in 2003 compared to US$16.7 million, or 16.5% of net sales, in 2002. The decrease in operating income is attributable to lower gross margin and higher selling and administrative expenses due to the reorganization of our business units in Chile beginning in September 2003. As part of the reorganization, we incurred approximately US$0.6 million in consulting expenses and implemented a workforce reduction plan that resulted in US$2.0 million in severance payments. The restructuring was completed in 2003. Additionally, the strengthening of the Chilean peso relative to the U.S. dollar towards the end of the year increased our selling and administrative expenses.

Terranova Brazil

	Year ended
	December 31,

	2002	2003	2004

Net Sales to Third Parties (millions of US$)	1.4	1.2	3.9
Inter-company Sales (millions of US$)	32.0	28.9	33.0
Net Sales (millions of US$)	33.4	30.1	36.9
Gross Margin (millions of US$)	7.7	4.0	10.1

Selling and Administrative Expenses (millions of US$)	(1.9)	(3.2)	(2.7)
Operating Income (millions of US$)	5.8	0.8	7.4
Depreciation (millions of US$)	2.9	3.3	3.4

Net Sales Growth %	—	(10.0)%	22.8%
Gross Margin % *	23.0%	13.2%	27.3%
Operating Income Margin % *	17.4%	2.5%	20.1%

* Amounts are expressed as percentages of net sales.

     Year ended December 31, 2004 compared to 2003. In Brazil, net sales increased 22.8% to US$36.9 million in 2004 compared to US$30.1 million in 2003. This was due mainly to higher finger-joint moulding sales to Terranova USA as a result of higher finger-joint moulding prices in the U.S. market. Gross margin increased from US$4.0 million, or 13.2% of net sales, in 2003 to US$10.1 million, or 27.3% of net sales, in 2004. This increase is due mainly to higher net sales as discussed above while average costs were flat and physical volume sales of finger-joint mouldings declined. Operating income increased to US$7.4 million, or 20.1% of net sales, in 2004 compared to US$0.8 million, or 2.5% of net sales, in 2003. The increase in operating income is attributable to higher gross margin.

     Year ended December 31, 2003 compared to 2002. In Brazil, net sales decreased 10.0% to US$30.1 million in 2003 compared to US$33.4 million in 2002. This decrease is due mainly to lower finger-joint moulding prices as reflected in lower sales to Terranova USA which were partially offset by higher physical volume sales as well as lower sales of door parts to Terranova Chile. Gross margin decreased from US$7.7 million, or 23.0% of net sales, in 2002 to US$4.0 million, or 13.2% of net sales, in 2003. This decrease is due to the following factors:

  Terranova Brazil began producing a more premium finger-joint moulding with higher average production costs,

  Our finger-joint moulding prices declined by 7.2%, despite producing and selling a more premium product, and

  Lower sales of higher margin door parts.

Operating income decreased to US$0.8 million, or 2.5% of net sales, in 2003 compared to US$5.8 million, or 17.4% of net sales, in 2002. The decrease in operating income is attributable to significantly lower gross margins and higher selling and administrative expenses. Selling and administrative expenses were higher as a result of abnormally high product returns from the United States due to manufacturing defects which have not continued in 2004.

Terranova Venezuela

	Year ended
	December 31,

	2002	2003	2004

Net Sales to Third Parties (millions of US$)	11.6	24.0	45.0
Inter-company Sales (millions of US$)	28.2	33.3	49.2
Net Sales (millions of US$)	39.8	57.3	94.3
Gross Margin (millions of US$)	8.5	(0.4)	17.8
Selling and Administrative Expenses (millions of US$)	(6.4)	(11.1)	(13.5)
Operating Income (millions of US$)	2.1	(11.5)	4.4
Depreciation (millions of US$)	2.3	7.5	11.0

Net Sales Growth %	—	44.0%	64.6%
Gross Margin % *	21.4%	0.6%	18.9%
Operating Income Margin % *	5.3%	20.0%	4.6%

* Amounts are expressed as percentages of net sales.

     Year ended December 31, 2004 compared to 2003. In Venezuela, net sales increased 64.6% to US$94.3 million in 2004 compared to US$57.3 million in 2003. The increase is due mainly to the incorporation of twelve months of board sales in 2004 versus only nine months during 2003 when our board plant was in a start-up phase from January to March. For additional information, see Note 23(2)(e) of the Consolidated Financial Statements. Additionally, net sales of sawn lumber to Terranova Mexico increased due to significantly higher physical volume sales that were partially offset by lower prices. Gross margin increased from a loss of US$0.4 million, or 0.6% of net sales, in 2003 to US$17.8 million, or 18.9% of net sales, in 2004. This increase is due mainly to higher net sales and the incorporation of full period results for our board sales. Also, high average production costs and low prices for our board products during 2003 were reversed during 2004 as our board business moved towards profitability. However, the increase in our gross margin was partially offset by a shift from shaved sawn lumber to lower margin rough sawn lumber. Operating income increased from a loss of US$11.5 million, or 20.0% of net sales, in 2003 to US$4.4 million, or 4.6% of net sales, in 2004. The increase in operating income is attributable to higher sales and gross margins. However, selling and administrative expense increased as a result of fully incorporating our board operations administrative expenses and higher selling expenses due to increased physical volume sales.

     Year ended December 31, 2003 compared to 2002. In Venezuela, net sales increased 44.0% to US$57.3 million in 2003 compared to US$39.8 million in 2002. Our MDF and particle board plant was in a start-up phase during 2002 and the first three months of 2003. Therefore a significant portion of our sales increase in 2003 compared to 2002 reflects the increase in production as our plant moved towards full capacity, despite a slowdown in the first quarter of 2003 due to a general strike in Venezuela. Gross margin decreased from US$8.5 million, or 21.4% of net sales, in 2002 to a loss of US$0.4 million, or 0.6% of net sales, in 2003. This decrease is due mainly to production difficulties that continued after March 2003 in our board plant resulting in high costs of production that were reflected as a debit to shareholders’ equity prior to April 2003. Operating income decreased from US$2.1 million, or 5.3% of net sales, in 2002 to a loss of US$11.5 million, or 20.0% of net sales, in 2003. The decrease in operating income is attributable to significantly lower gross margin and the incorporation of selling and administrative expenses from our board business that were previously recorded as a charge to shareholders’ equity. See discussion of the treatment of development stage enterprise results of operations in Note 23(2)(e) of the Consolidated Financial Statements.

Terranova Mexico

	Year ended
	December 31,

	2002	2003	2004

Net Sales to Third Parties (millions of US$)	23.4	36.3	48.1
Inter-company Sales (millions of US$)	5.4	1.4	9.4
Net Sales (millions of US$)	28.7	37.6	57.5
Gross Margin (millions of US$)	0.7	2.2	5.8

Selling and Administrative Expenses (millions of US$)	(2.6)	(3.2)	(3.7)
Operating Income (millions of US$)	(1.8)	(1.1)	2.1
Depreciation (millions of US$)	0.1	0.3	0.2

Net Sales Growth %	—	30.9%	52.9%
Gross Margin % *	2.6%	5.7%	10.2%
Operating Income Margin % *	6.4%	2.9%	3.7%

* Amounts are expressed as percentages of net sales.

     Year ended December 31, 2004 compared to 2003. In Mexico, net sales increased 52.9% to US$57.5 million in 2004 compared to US$37.6 million in 2003. The increase is due mainly to higher physical volume sales and prices of sawn lumber, some of which is imported from Terranova Venezuela. Gross margin increased from US$2.2 million, or 5.7% of net sales, in 2003 to US $5.8 million, or 10.2% of net sales, in 2004. This increase is due mainly to higher sales which were partially offset by increased overseas shipping costs. Operating income increased from a loss of US$1.1 million, or 2.9% of net sales, in 2003 to US$2.1 million, or 3.7% of net sales, in the year ended December 31,2004. The increase in operating income is attributable to higher gross margin which was partially offset by higher selling and administrative expenses due to higher volume sales.

     Year ended December 31, 2003 compared to 2002. In Mexico, net sales increased 30.9% to US$37.6 million in 2003 compared to US$28.7 million in 2002. The increase is due mainly to substantially higher physical volume sales of sawn lumber. The increase in physical volume sales was partially offset by lower prices due to a shift in product mix to green lumber from dried lumber and a decrease in sales of MDF. Gross margin increased from US$0.7 million, or 2.6% of net sales, in 2002 to US$2.2 million, or 5.7% of net sales, in 2003. This increase is due mainly to higher sales of sawn lumber. Gross margin as a percentage of sales increased due to the fact that our prices and costs of sales fell in tandem. Operating income increased from a loss of US$1.8 million, or 6.4% of net sales, in 2002 to a loss of US$1.1 million, or 2.9% of net sales, in 2003. The increase in operating income is attributable to higher gross margin which was partially offset by higher selling expenses due to higher physical volume sales and a bad debt write down of US$0.5 million.

Masisa Chile

	Year ended
	December 31,

	2002(1)	2003	2004

Net Sales to Third Parties (millions of US$)	53.6	103.9	121.0
Inter-company Sales (millions of US$)	8.5	13.5	23.6
Net Sales (millions of US$)	62.1	117.5	144.7
Gross Margin (millions of US$)	18.5	27.9	36.1

Selling and Administrative Expenses (millions of US$)	(7.5)	(17.9)	(21.1)
Operating Income (millions of US$)	11.0	10.0	15.0
Depreciation (millions of US$)	5.4	11.5	11.2

Net Sales Growth %	—	89.1%	23.2%
Gross Margin % *	29.8%	23.8%	24.9%
Operating Income Margin % *	17.8%	8.5%	10.4%

* Amounts are expressed as percentages of net sales.
(1)	Our results of operations for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

     Year ended December 31, 2004 compared to 2003. In Chile, net sales increased 23.2% to US$144.7 million in 2004 compared to US$117.5 million in 2003. This was due mainly to higher physical volume sales and average prices in both particle board and MDF in the local market. We have benefited from strong economic growth in Chile leading to a surge in the construction sector. In addition, Argentina’s strong economic recovery has reduced import price pressure. Gross margin increased from US$27.9 million, or 23.8% of net sales, in 2003 to US$36.1 million, or 24.9% of net sales, in 2004. This was due mainly to increased sales offset by average costs increases as a result of higher raw material costs such as resin and wood. Operating income increased to US$15.0 million, or 10.4% of net sales, in 2004 compared to US$10.0 million, or 8.5% of net sales, in 2003. This was mainly due to higher gross margin partially offset by higher selling expenses due to increased sales, merger related expenses and a moderate appreciation of the Chilean peso relative to the U.S. dollar.

     Year ended December 31, 2003 compared to 2002. In Chile, net sales increased 89.1% to US$117.5 million in 2003 compared to US$62.1 million in 2002. Gross margin increased from US$18.5 million, or 29.8% of net sales, in 2002 to US$27.9 million, or 23.8% of net sales, in 2003. Operating income decreased to US$10.0 million, or 8.5% of net sales, in 2003 compared to US$11.0 million, or 17.8% of net sales, in 2002. The increase in net sales and gross margin is due mainly to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. Year over year comparisons are therefore not meaningful. Underlying the sales performance, forestry and chip sales increased moderately. However, gross margin as a percentage of sales declined significantly due to the following underlying factors:

  lower average board prices and lower physical volume board sales resulting from continued import pressure from Argentina especially from particle board imports during the first half of 2003,

  higher production costs due to production problems in our MDF board plant, as a result of introducing new technology in the first quarter of the year, and flat or higher raw material costs.

Despite higher sales and gross margin, operating income decreased in 2003 compared to 2002. Selling and administrative expenses increased mostly as a result of incorporating Masisa’s financial results in Terranova beginning July 1, 2002. However, underlying this increase were higher expenses during 2003 as a result of approximately US$1.0 for corporate consulting projects. The first project, amounting to approximately US$0.6 million, was undertaken to improve the Company’s long-term business strategy. The second project, amounting to approximately US$0.4 million, was undertaken to analyze the Company’s optimum corporate ownership structure.

Masisa Argentina

	Year ended
	December 31,

	2002(1)	2003	2004

Net Sales to Third Parties (millions of US$)	20.7	58.6	77.7
Inter-company Sales (millions of US$)	8.1	10.3	13.1
Net Sales (millions of US$)	28.8	68.9	90.8
Gross Margin (millions of US$)	3.7	12.0	23.2

Selling and Administrative Expenses (millions of US$)	(4.0)	(7.6)	(8.6)
Operating Income (millions of US$)	(0.3)	4.4	14.6
Depreciation (millions of US$)	4.6	8.1	8.4

Net Sales Growth %	—	139.5%	31.9%
Gross Margin % *	12.8%	17.4%	25.6%
Operating Income Margin % *	1.1%	6.5%	16.1%

* Amounts are expressed as percentages of net sales.
(1)	Our results of operations for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

     Year ended December 31, 2004 compared to 2003. In Argentina, net sales increased 31.9% to US$90.8 million in 2004 compared to US$68.9 million in 2003. The increase was due mainly to the continued economic recovery in Argentina leading to higher physical volume sales and prices in the local market for both particle board and MDF. Local particle board prices increased by more than 18% and local MDF prices rose more than 7% in 2004. Additionally, Masisa Argentina began selling significant quantities of our new MDF mouldings to the U.S. market towards the end of 2003 and which continued to increase steadily throughout 2004. Gross margin increased from US$12.0 million, or 17.4% of net sales, in 2003 to US$23.2 million, or 25.6% of net sales, in 2004. This increase is due mainly to increased sales and higher margins resulting from strong recovery in prices in particle board and MDF and an increase in sales of higher margin MDF mouldings. Operating income increased to US$14.6 million, or 16.1% of net sales, in 2004 compared to US$4.4 million, or 6.5% of net sales, in 2003. The increase in operating income is attributable to higher gross margin partially offset by higher selling expenses due to increased sales.

     Year ended December 31, 2003 compared to 2002. In Argentina, net sales increased 139.5% to US$68.9 million in 2003 compared to US$28.8 million in 2002. Gross margin increased from US$3.7 million, or 12.8% of net sales, in 2002 to US$12.0 million, or 17.4% of net sales, in 2003. Operating income increased to US$4.4 million, or 6.5% of net sales, in 2003 compared to a loss of US$0.3 million, or 1.1% of net sales, in 2002. The increase in net sales, gross margin and operating income is due mainly to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. Year-over-year comparisons are therefore not meaningful. However, the underlying factors affecting our Masisa Argentina segment during 2003 were:

  recovery in the Argentinean market, especially in the second half of 2003, after the economic crisis in 2002,

  improvement in industries such as construction, which suffered greatly during the crisis,

  higher average prices and physical volume sales,

  higher gross margins resulting from the recovery of the local market, that replaced lower margin exports sales, and moderate appreciation of the Argentinean peso relative to the U.S. dollar.

Masisa Brazil

	Year ended
	December 31,

	2002(1)	2003	2004

Net Sales to Third Parties (millions of US$)	24.1	70.4	114.0
Inter-company Sales (millions of US$)	1.0	3.4	4.7
Net Sales (millions of US$)	25.1	73.8	118.7
Gross Margin (millions of US$)	4.2	19.3	43.8

Selling and Administrative Expenses (millions of US$)	(2.0)	(6.5)	(9.1)
Operating Income (millions of US$)	2.2	12.9	34.7
Depreciation (millions of US$)	2.9	5.3	7.2

Net Sales Growth %	—	193.7%	61.0%
Gross Margin % *	16.9%	26.2%	36.9%
Operating Income Margin % *	8.9%	17.4%	29.2%

* Amounts are expressed as percentages of net sales.
(1)	Our results of operations for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

     Year ended December 31, 2004 compared to 2003. In Brazil, net sales increased 61.0% to US$118.7 million in 2004 compared to US$73.8 million in 2003. The increase is due mainly to strong demand and pricing for OSB exports to the United States and significantly higher physical volume sales of MDF in the local market. OSB prices in the United States increased by approximately 65%. Gross margin increased from US$19.3 million, or 26.2% of net sales, in 2003 to US$43.8 million, or 36.9% of net sales, in 2004. This increase is due mainly to higher sales and an expansion of the gross margin as a percentage of sales due to higher OSB prices in the United States. Operating income increased to US$34.7 million, or 29.2% of net sales, in 2004 compared to US$12.9 million, or 17.4% of net sales, in 2003. The increase in operating income is attributable to the substantially higher gross margin that was only partially offset by increased selling expenses and a moderate appreciation of the Brazilian real relative the U.S. dollar.

     Year ended December 31, 2003 compared to 2002. In Brazil, net sales increased 193.7% to US$73.8 million in 2003 compared to US$25.1 million in 2002. Gross margin increased from US$4.2 million, or 16.9% of net sales, in 2002 to US$19.3 million, or 26.2% of net sales, in 2003. Operating income increased to US$12.9 million, or 17.4% of net sales, in 2003 compared to US$2.2 million, or 8.9% of net sales, in 2002. The increase in net sales, gross margin and operating income is due mainly to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. Year-over-year comparisons are therefore not meaningful. However, the underlying factors affecting our Masisa Brazil segment during 2003 were a significant recovery in the price of MDF boards in the domestic market and a sales increase of OSB boards both in Brazil as well as abroad, taking advantage of substantial OSB price increases in the U.S. market towards the end of 2003.

Masisa Mexico

	Year ended
	December 31,

	2002(1)	2003	2004

Net Sales to Third Parties (millions of US$)	10.8	34.8	55.4
Inter-company Sales (millions of US$)	—	0.1	0.2
Net Sales (millions of US$)	10.8	34.9	55.6
Gross Margin (millions of US$)	1.5	5.0	12.2
Selling and Administrative Expenses (millions of US$)	(2.5)	(6.8)	(7.0)
Operating Income (millions of US$)	(1.0)	(1.8)	5.2
Depreciation (millions of US$)	0.3	0.9	1.0

Net Sales Growth %	—	223.1%	59.4%
Gross Margin % *	13.7%	14.4%	21.9%
Operating Income Margin % *	9.2%	5.2%	9.3%

* Amounts are expressed as percentages of net sales.
(1)	Our results of operations for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

     Year ended December 31, 2004 compared to 2003. In Mexico, net sales increased 59.4% to US$55.6 million in 2004 compared to US$34.9 million in 2003. The increase is due mainly to significantly higher physical volume sales and moderately higher prices for particle board and MDF. In addition to producing and selling particle board, Masisa Mexico also distributes and sells MDF and OSB imported from Masisa’s other subsidiaries. Gross margin increased from US$5.0 million, or 14.4% of net sales, in 2003 to US$12.2 million, or 21.9% of net sales, in 2004. This increase is due mainly to higher sales and higher particle board prices which increased gross margins as percentage of sales. Operating income increased from a loss of US$1.8 million, or 5.2% of net sales, in 2003 to US$5.2 million, or 9.3% of net sales, in 2004. The increase in operating income is attributable to higher gross margin and that was only partially offset by a small increase in selling and administrative expenses.

     Year ended December 31, 2003 compared to 2002. In Mexico, net sales increased 223.1% to US$34.9 million in 2003 compared to US$10.8 million in 2002. Gross margin increased from US$1.5 million, or 13.7% of net sales, in 2002 to US$5.0 million, or 14.4% of net sales, in 2003. Operating income decreased from a loss of US$1.0 million, or 9.2% of net sales, in 2002 to a loss of US$1.8 million, or 5.2% of net sales, in 2003. The increase in net sales and gross margin is due mainly to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. Year-over-year comparisons are therefore not meaningful. However, the underlying factors affecting our Masisa Mexico segment during 2003 were:

  Masisa Mexico production replacing Mexican sales that previously were filled by imports from other Masisa countries,

  an increase in exports, and

  significantly higher selling and administrative expenses due mainly to non-recurring expenses associated with developing Masisa Mexico’s administrative infrastructure and incorporating Masisa Mexico into our global operations.

Product Segments

MDF

	Year ended
	December 31,

	2002(1)	2003	2004

Net Sales (millions of US$)	80.4	154.6	215.9
Physical Volume Sales (thousands of cubic meters)	449.9	783.5	931.6
Average Price per Cubic Meter (US$)	179	197	232
% of Consolidated Net Sales	27.3%	32.2%	33.2%

Net Sales Growth %	—	92.3%	39.6%
Volume Growth %	—	74.1%	18.9%
Price Change %	—	10.4%	17.4%

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

     Year ended December 31, 2004 compared to 2003. MDF sales generated US$215.9 million, or 33.2% of our total net sales, in 2004 compared to US$154.6 million, or 32.2% of net sales, in 2003. MDF physical volume sales increased by 18.9% from 783.5 thousand cubic meters in 2003 to 931.6 thousand cubic meters in 2004. This increase in physical volume sales is mainly attributable to strong demand in all our principal markets, especially in Argentina as result of its continued economic recovery and in Brazil as a result of an increase in the overall market for MDF. Average prices in U.S. dollars for consolidated MDF sales increased 17.4% to US$232 per cubic meter in 2004, compared to US$197 in 2003. The increase in MDF prices is mainly due to strong demand in all our principal markets offsetting, in the case of Brazil, an increase in competition.

     Year ended December 31, 2003 compared to 2002. MDF sales reached US$154.6 million, representing 32.2% of our total net sales for 2003. In 2002, MDF sales totaled US$80.4 million or 27.3% of our total net sales. MDF physical volume sales increased 74.1% from 449.9 thousand cubic meters in 2002 to 783.5 thousand cubic meters in 2003. This increase in physical volume sales is due mainly to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. Year-over-year comparisons are therefore not meaningful. However, the underlying factors affecting market demand were a recovery in the Argentinean local market and continued growth in Brazil which offset weakness in Chile. Prices recovered strongly in both Argentina and Brazil, as a result of strong demand and currency appreciation relative to the U.S. dollar in the local markets. Average prices in U.S. dollars for consolidated MDF sales increased 10.4% to US$197 per cubic meter in 2003, compared to US$179 in 2002.

Particle board

	Year ended
	December 31,

	2002(1)	2003	2004

Net Sales (millions of US$)	46.7	100.6	125.9
Physical Volume Sales (thousands of cubic meters)	301.9	608.2	649.7
Average Price per Cubic Meter (US$)	155	165	194
% of Consolidated Net Sales	15.8%	20.9%	19.3%

Net Sales Growth %	—	115.3%	25.2%
Volume Growth %	—	101.5%	6.8%
Price Change %	—	6.9%	17.2%

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

     Year ended December 31, 2004 compared to 2003. Particle board sales generated US$125.9 million, or 19.3% of our total net sales, in 2004 compared to US$100.6 million, or 20.9% of net sales, in 2003. Particle board physical volume sales increased by 6.8% from 608.2 thousand cubic meters in 2003 to 649.7 thousand cubic meters in 2004. This increase in physical volume sales is mainly attributable to strong demand in all our principal markets, especially Argentina as a result of its continued economic recovery. Average prices in U.S. dollars for consolidated particle board sales increased 17.2% to US$194 per cubic meter in 2004, compared to US$165 in 2003. The increase in particle board prices is mainly due to strong demand in all our principal markets.

     Year ended December 31, 2003 compared to 2002. Particle board sales generated US$100.6 million, or 20.9% of our total net sales, for 2003 compared to US$46.7 million, or 15.8% of net sales, for 2002. Particle board physical volume sales increased by 101.5% from 301.9 thousand cubic meters in 2002 to 608.2 thousand cubic meters in 2003. This increase in physical volume sales is due mainly to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. Year-over-year comparisons are therefore not meaningful. However, the underlying factors affecting market demand were the recovery in the Argentinean market and strong growth in Peru. The strength in these two markets was partially offset by weakness in Chile. Average prices in U.S. dollars for consolidated particle board sales increased 6.9% to US$165 per cubic meter in 2003, compared to US$155 in 2002. The increase in particle board prices is mainly due to higher prices in Argentina and Brazil and a moderate appreciation of currencies relative to the U.S. dollar in those local markets.

Finger-joint mouldings

	Year ended
	December 31,

	2002	2003	2004

Net Sales (millions of US$)	66.4	75.6	81.4
Physical Volume Sales (thousands of cubic meters)	157.7	193.7	171.6
Average Price per Cubic Meter (US$)	421	390	474
% of Consolidated Net Sales	22.5%	15.8%	12.5%

Net Sales Growth %	—	14.0%	7.6%
Volume Growth %	—	22.8%	(11.4)%
Price Change %	—	(7.2)%	21.5%

     Year ended December 31, 2004 compared to 2003. Finger-joint moulding sales generated US$81.4 million, or 12.5% of our total net sales, in 2004 compared to US$75.6 million, or 15.8% of net sales, in 2003. Finger-joint moulding physical volume sales decreased by 11.4% from 193.7 thousand cubic meters in 2003 to 171.6 thousand cubic meters in 2004. This decrease in physical volume sales is mainly attributable to a shift in Chilean production to solid wood doors. Average prices in U.S. dollars for consolidated finger-joint moulding sales increased 21.5% to US$474 per cubic meter in 2004, compared to US$390 in 2003. The increase in finger-joint moulding prices is mainly due to strong demand in the U.S. construction sector and the resulting recovery from depressed prices during 2002 and 2003 due to increased competition from producers in Brazil and Chile. All of our finger-joint moulding production and sales are from Terranova.

     Year ended December 31, 2003 compared to 2002. Finger-joint moulding sales generated US$75.6 million, or 15.8% of our total net sales, for 2003 compared to US$66.4 million, or 22.45% of net sales, for 2002. Finger-joint moulding physical volume sales increased by 22.8% from 157.7 thousand cubic meters in 2002 to 193.7 thousand cubic meters in 2003. This increase in physical volume sales is mainly attributable to increased demand in the United States due to lower prices from greater competition and supply. Average prices in U.S. dollars for consolidated finger-joint moulding sales decreased 7.2% to US$390 per cubic meter in 2003, compared to US$421 in 2002. The decrease in finger-joint moulding prices is mainly due to a depressed price cycle as a result of increased competition from Chile and Brazil which increased market volatility and market supply. All of our finger-joint moulding production and sales are from Terranova.

OSB

	Year ended
	December 31,

	2002(1)	2003	2004

Net Sales (millions of US$)	5.6	27.7	53.4
Physical Volume Sales (thousands of cubic meters)	57.1	178.1	241.6
Average Price per Cubic Meter (US$)	99	155	221
% of Consolidated Net Sales	1.9%	5.8%	8.2%

Net Sales Growth %	—	389.6%	93.3%
Volume Growth %	—	211.7%	35.7%
Price Change %	—	57.1%	42.5%

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

     Year ended December 31, 2004 compared to 2003. OSB sales generated US$53.4 million, or 8.2% of our total net sales, in 2004 compared to US$27.7 million, or 5.8% of net sales, in 2003. OSB physical volume sales increased by 35.7% from 178.1 thousand cubic meters in 2003 to 241.6 thousand cubic meters in 2004. This increase in physical volume is mainly attributable to strong demand for OSB in the United States for construction. Average prices in U.S. dollars for consolidated OSB sales increased 42.5% to US$221 per cubic meter in 2004, compared to US$155 in 2003. The increase in OSB prices is mainly due to strong demand in the United States in the housing construction sector. All of our OSB sales and production are from our Masisa Brazil segment.

     Year ended December 31, 2003 compared to 2002. OSB sales in 2003 reached US$27.7 million or 5.8% of our net sales compared to only US$5.6 million or 1.9% of net sales in 2002. This represents an increase of 389.6% in net sales and an increase of 211.7% in physical volume sales. In 2003, we sold 178.1 thousand cubic meters of OSB compared to 57.1 thousand cubic meters in 2002. This increase in physical volume sales is partially due to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. Year-over-year comparisons are therefore not meaningful. However, a significant part of this increased was mainly due to increased production and sales from the Brazilian OSB plant which became fully operational in the fourth quarter of 2002. Also, we were able to take advantage of an increase in OSB prices in the U.S. market towards the end of the year to increase export sales. All of our OSB sales and production are from our Masisa Brazil segment.

Sawn lumber

	Year ended
	December 31,

	2002	2003	2004

Net Sales (millions of US$)	26.3	37.2	56.0
Physical Volume Sales (thousands of cubic meters)	153.6	240.7	299.7
Average Price per Cubic Meter (US$)	171	155	187
% of Consolidated Net Sales	8.9%	7.7%	8.6%

Net Sales Growth %	—	41.6%	50.5%
Volume Growth %	—	56.7%	24.5%
Price Change %	—	(9.6)%	20.9%

     Year ended December 31, 2004 compared to 2003. Sawn lumber sales generated US$56.0 million, or 8.6% of our total net sales, in 2004 compared to US$37.2 million, or 7.7% of net sales, in 2003. Sawn lumber physical volume sales increased by 24.5% from 240.7 thousand cubic meters in 2003 to 299.7 thousand cubic meters in 2004. This increase in physical volume sales is mainly attributable to higher sawn lumber sales to Mexico from Venezuela as well as from our Forestal Argentina subsidiary. Average prices in U.S. dollars for consolidated sawn lumber sales increased 20.9% to US$187 per cubic meter in 2004, compared to US$155 in 2003. The increase in sawn lumber prices is mainly due to a general recovery in the wood market from depressed levels.

     Year Ended December 31, 2003 compared to 2002. Sawn lumber sales generated US$37.2 million, or 7.7% of our total net sales, for 2003 compared to US$26.3 million, or 8.9% of net sales, for 2002. Sawn lumber physical volume sales increased by 56.7% from 153.6 thousand cubic meters in 2002 to 240.7 thousand cubic meters in 2003. This increase in physical volume sales is mainly attributable growth in our Mexican sales. There was not a significant effect resulting from the incorporation of Masisa’s sales during the second half of 2002. Average prices in U.S. dollars for sawn lumber sales decreased 9.6% to US$155 per cubic meter in 2003, compared to US$171 in 2002. The decrease in sawn lumber prices is mainly due to depressed wood market conditions.

Solid wood doors

	Year ended
	December 31,

	2002	2003	2004

Net Sales (millions of US$)	40.2	32.8	37.9
Physical Volume Sales (thousands of cubic meters)	39.1	36.1	42.6
Average Price per Cubic Meter (US$)	1,028	909	889
% of Consolidated Net Sales	13.6%	6.8%	5.8%

Net Sales Growth %	—	(18.3)%	15.3%
Volume Growth %	—	(7.6)%	17.8%
Price Change %	—	(11.6)%	(2.2)%

     Year ended December 31, 2004 compared to 2003. Solid wood door sales generated US$37.9 million, or 5.8% of our total net sales, in 2004 compared to US$32.8 million, or 6.8% of net sales, in 2003. Solid wood door physical volume sales increased by 17.8% from 36.1 thousand cubic meters in 2003 to 42.6 thousand cubic meters in 2004. This increase in physical volume sales is mainly attributable to a recovery in demand for premium door products in the United States. Average prices in U.S. dollars for consolidated solid wood door sales decreased 2.2% to US$889 per cubic meter in 2004, compared to US$909 in 2003. The decrease in solid wood door prices is mainly due to continued competitive pressure from premium door producers in Brazil and South Africa. All of our solid wood door production and sales are from Terranova.

     Year ended December 31, 2003 compared to 2002. Solid wood door generated US$32.8 million, or 6.8% of our total net sales, for 2003 compared to US$40.2 million, or 13.6% of net sales, for 2002. Solid wood door physical volume sales decreased by 7.6% from 39.1 thousand cubic meters in 2002 to 36.1 thousand cubic meters in 2003. This decrease in physical volume sales is mainly attributable to lower demand from a principal distributor in the United States. Average prices in U.S. dollars for consolidated solid wood door sales decreased 11.6% to US$909 per cubic meter in 2003, compared to US$1,028 in 2002. The decrease in solid wood door prices is mainly due to competitive pressure from premium door producers in Brazil and South Africa. All of our solid wood door production and sales are from Terranova.

MDF mouldings

	Year ended
	December 31,

	2002(1)	2003	2004

Net Sales (millions of US$)	11.9	16.6	32.8
Physical Volume Sales (thousands of cubic meters)	30.0	48.1	90.3
Average Price per Cubic Meter (US$)	396	345	363
% of Consolidated Net Sales	4.0%	3.5%	5.0%

Net Sales Growth %	—	39.7%	97.9%
Volume Growth %	—	60.6%	87.8%
Price Change %	—	(13.0)%	5.4%

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

     Year ended December 31, 2004 compared to 2003. MDF moulding sales generated US$32.8 million, or 5.0% of our total net sales, in 2004 compared to US$16.6 million, or 3.5% of net sales, in 2003. MDF moulding physical volume sales increased by 87.8% from 48.1 thousand cubic meters in 2003 to 90.3 thousand cubic meters in 2004. This increase in physical volume sales is mainly attributable to the additional sales of MDF mouldings from Argentina whose production did not reach full capacity until the end of 2003. Average prices in U.S. dollars for consolidated MDF moulding sales increased 5.4% to US$363 per cubic meter in 2004, compared to US$345 in 2003. The increase in MDF mouldings prices was primarily due to strong construction demand for mouldings and constrained supply as a result of limited shipping availability into the United States from moulding producing countries.

     Year ended December 31, 2003 compared to 2002. MDF mouldings generated US$16.6 million, or 3.5% of our total net sales, for 2003 compared to US$11.9 million, or 4.0% of net sales, for 2002. MDF moulding physical volume sales increased by 60.6% from 30.0 thousand cubic meters in 2002 to 48.1 thousand cubic meters in 2003. This increase in physical volume sales is mainly attributable to the additional sales of MDF mouldings from Argentina starting in January 2003 and reaching full capacity at the end of 2003. Average prices in U.S. dollars for consolidated MDF mouldings decreased 13.0% to US$345 per cubic meter in 2003, compared to US$396 in 2002. The decrease in MDF mouldings prices are mainly due to the additional sales of Argentina’s MDF mouldings at a lower price compared to MDF mouldings produced in the United States.

Sawn and pulp logs

	Year ended
	December 31,

	2002(1)	2003	2004

Net Sales (millions of US$)	9.1	16.0	27.5
Physical Volume Sales (thousands of cubic meters)	319.8	620.6	981.1
Average Price per Cubic Meter (US$)	29	26	28
% of Consolidated Net Sales	3.1%	3.3%	4.2%

Net Sales Growth %	—	75.3%	71.8%
Volume Growth %	—	94.1%	58.1%
Price Change %	—	(9.7%)	8.7%

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

     Year ended December 31, 2004 compared to 2003. Sawn and pulp log sales generated US$27.5 million, or 4.2% of our total net sales, in 2004 compared to US$16.0 million, or 3.3% of net sales, in 2003. Sawn and pulp log physical volume sales increased by 58.1% from 620.6 thousand cubic meters in 2003 to 981.1 thousand cubic meters in 2004. This increase in physical volume sales is mainly attributable to sales that resulted from selling damaged trees knocked down during a severe wind storm in Chile as well as a general trend of having more saw and log capacity than our wood products production requires. We expect to continue to increase our sales of sawn and pulp logs to third parties. Average prices in U.S. dollars for consolidated sawn and pulp log sales were US$28 per cubic meter in 2004, compared to US$26 in 2003.

     Year ended December 31, 2003 compared to 2002. Sawn and pulp log sales generated US$16.0 million, or 3.3% of our total net sales, for 2003 compared to US$9.1 million, or 3.1% of net sales, for 2002. Sawn and pulp log physical volume sales increased by 94.1% from 319.8 thousand cubic meters in 2002 to 620.6 thousand cubic meters in 2003. This increase in physical volume sales is due mainly to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. Year-over-year comparisons are therefore not meaningful. Average prices in U.S. dollars for consolidated sawn and pulp log sales decreased 9.7% to US$26 per cubic meter in 2003, compared to US$29 in 2002. The decrease in sawn and pulp log prices is mainly due to depressed market conditions.

Other products

     Other products include principally wood chips, sawdust, door parts, Masisa’s fiberboard doors and wood plies.

	Year ended
	December 31,

	2002(1)	2003	2004

Net Sales (millions of US$)	8.4	19.0	20.3
% of Consolidated Net Sales	2.8%	4.0%	3.1%
Net Sales Growth %	—	126.5%	6.4%

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

     Year ended December 31, 2004 compared to 2003. Other products sales generated US$20.3 million, or 3.1% of our total net sales, in 2004 compared to US$19.0 million, or 4.0% of net sales, in 2003. The increase in other product sales was due mainly to higher sales of wood chips, wood plies and door parts while fiberboard door sales were flat.

     Year ended December 31, 2003 compared to 2002. Other products sales generated US$19.0 million, or 4.0% of our total net sales, in 2003 compared to US$8.4 million, or 2.8% of net sales, in 2002. This increase in physical volume sales is due mainly to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. Year-over-year comparisons are therefore not meaningful. However, underlying the increase in sales were higher wood chip and sawdust sales while fiberboard door sales were flat.

Liquidity And Capital Resources

Overview

     Our principal sources of liquidity are existing cash balances, cash generated from operations and our ability to borrow under credit facilities. In general, we are not seeking to raise new net long-term capital as we believe current cash reserves and operating sources are sufficient to cover our planned capital expenditures and working capital requirements. Therefore, our financing activities relate principally to replacing our existing long-term credit sources as they periodically mature or when cost of debt may be reduced. However, if our planned capital expenditures change or increase, we may need to seek additional financing.

     The most significant financing events during 2004 were five new long-term bank loans for an aggregate amount of US$47.0 million and the sale of US$73.2 million in forestry assets in Chile not deemed necessary for current and future operations in December 2004. Cash generated in operating activities during the year and part of proceeds from the sale of forestry assets were used to pay or prepay short and long term financial debt, that was reduced by US$95.9 million during 2004. Although the company intended to further reduce financial debt, some of the maturing debt could not be prepaid in December 2004 due to contractual restrictions. The company ended the year with cash and a cash equivalent balance of US$58.5 million, which was mainly used to pay or prepay maturing debt during the first half of 2005.

     The most significant financing events during 2003 involved the issuance of public bonds by each of Terranova and Masisa, in aggregate amounts equal to US$148.8 million and US$91.2 million, respectively, and a capital increase by Terranova of US$90.6 million. Proceeds from the bonds and capital increase were used primarily to repay then existing bank and other borrowings with December 2003 and 2004 maturities.

     Dividend payments and the payment to shareholders of Terranova and Masisa that exercised their rights to withdraw from the respective company in which they held shares, which arose as a result of the merger of Terranova with Masisa, were financed by Terranova with existing cash balances and by Masisa with existing cash balances and new short-term borrowings.

Operating Activities

     Our net cash provided by operating activities was US$49.8 million for the year 2004, compared to US$9.8 million for the same period in 2003. The increase in net cash provided by operating activities in 2004 is mainly explained by a 38% increase in collections, from US$530.3 million in 2003 to US$734.0 million in 2004, which was partially offset by a 34% increase in payments to suppliers, from US$486.0 million in 2003 to US$650.5 million in 2004. The increase in collections is explained by the growth in net sales, as a result of the increases in volume sales, in conjunction with overall higher prices. Cash payments to suppliers also increased as a consequence of higher volumes produced and sold. During 2004 the Company reduced cash disbursements for interest payments, income taxes payments and VAT payments compared to 2003. Interest expense disbursements were reduced from US$36.3 million in 2003 to US$31.5 million in 2004. Reductions of interest payments are consequence of (i) having a lower consolidated financial debt, (ii) the fact that the issuance expenses of the bonds issued by Masisa and Terranova were paid during 2003, and (iii) an environment with lower interest rates. Income tax payments have been reduced from US$13.9 million in 2003 to US$6.9 million in 2004, mainly due to the net loss experienced by the company during 2003. The corporate restructuring of Terranova in 2003 (merger of Millalemu S.A., Andinos S.A. and Forestal Terranova S.A.) permitted the Company to optimize its use of VAT tax credits in Chile. Other income received is attributable primarily to VAT recovery due to exports. VAT recovery was lower in 2004, since stronger Latin American economies led the company to substitute exports for higher margin domestic sales. Net working capital needs rose as a consequence of higher sales. There were no material credit policy changes during this period.

     Our net cash provided by operating activities was US$9.8 million in 2003 compared to US$30.5 million for the same period in 2002. Volume sales increased mainly due to the incorporation of a full year of Masisa´s results, which started to consolidate with Terranova as of July 1 2002. Overall prices fell during 2003, which had a negative impact on operating margins. Interest payments increased in 2003 as a consequence of higher financial debt level for the purchase of Masisa and incorporating Masisa’s interest payments for the full year. Higher disbursements for income taxes were required in 2003 since the company had profits during 2002. Other income received refers mainly to VAT recovery due to exports. Net working capital needs rose as a consequence of higher sales. There were no material credit policy changes during this period.

     See, “Consolidated Statements of Cash Flows” for the years ended December 31, 2004 and 2003 at page F-5.

Investing Activities

     The table below summarizes our significant capital spending by geographic segment.

	Year ended
	December 31,

	2002	2003	2004

	(millions of U.S. dollars)

Terranova Business:
United States	0.3	0.4	0.1
Chile	15.6	11.9	12.5
Venezuela	6.3	3.3	4.3
Brazil	4.8	1.2	5.2
Mexico	0.5	—	—
Masisa Business:
Chile	4.3	10.9	8.1
Argentina	3.8	3.5	6.7
Brazil	4.6	9.2	7.0
Mexico	1.4	2.5	2.1
Other	—	0.1	—

Total	41.6	42.9	46.1

Terranova Business

     Most of our capital expenditures incurred during 2002, 2003 and 2004 were funded with internal cash generation, short-term and long-term bank loans.

     Our significant capital expenditures in the 2004 were as follows:

  In Chile: US$7.1 million for the planting of timberland; US$1.7 million for forest plantation roads; US$1.3 million in capitalized interest; US$0.5 million for air ventilation ducts and filters for the moulding line; US$0.3 million for implementation of SAP R/3 version 4.06C; US$0.3 million for mouldings machinery; and US$0.3 million for a plastic wrapping machine and Ripsaw;

  In Brazil: US$2.1 million for new buildings; US$1.3 million for the planting of timberland; and US$1.1 million for new factory layout; and

  In Venezuela: US$1.9 million for the planting of timberland; US$0.7 million for the effluent treatment plant; US$1.0 million for conveyor belts and Placacentros and US$0.6 million for a ventilation system and thermal isolating unit.

The remaining capital expenditures were related to various smaller projects.

     Our significant capital expenditures in 2003 were as follows:

  In Chile: US$7.6 million for the planting of timberland; US$1.5 million for forest plantation roads; and US$0.7 million for machines and equipment, increasing painting line capacity and installation of air ventilation ducts and filter for the moulding line;

  In Brazil: US$0.8 million for the acquisition, installation and replacement of two moulding units; US$0.7 million for the implementation of SAP R/3 version 4.0B; US$0.4 million for forest plantation roads; and US$0.3 million for sawmill improvements and reconditioning;

  In Venezuela: US$1.8 million for the planting of timberland; US$0.7 million for machine and equipment; US$0.4 million for a ventilation system and thermal isolating unit; and US$0.1 million for the effluent treatment plant; and

  In the United States: US$0.3 million for a vacuum coater.

The remaining capital expenditures were related to various smaller projects.

     Significant capital expenditures in 2002 were as follows:
  In Chile: US$6.0 million for the planting of timberland; US$4.6 million for capitalized interest; US$1.8 million to increase capacity, improve the air filter system and install brushes on painting lines; US$1.1 million for new drying chambers; US$0.8 million for forest plantation roads; US$0.7 million for a second sawmill log entrance;

  In Brazil: US$2.1 million for the acquisition and installation of six moulding lines from Terranova Forest Products; US$1.3 million for the planting of timberland; US$0.8 million for new buildings;

  In Venezuela: US$3.2 million for the acquisition and installation of a new painted moulding line; US$2.0 million for new machine and equipment related to the new moulding line; US$2.8 million for the construction of an effluent plant, cafeteria and dormitories; US$1.0 million for the start-up of a saw mill; US$0.7 million for heavy vehicle machinery; US$0.5 million for sheds and storage areas; US$0.4 million for computer equipment;

  In Mexico: US$0.5 million for the construction of administrative offices; and

  In the United States: US$0.1 million for a vacuum coater.

The remaining capital expenditures were related to various smaller projects.

     During 2005, Terranova and Masisa plan to make capital investments of approximately US$30.8 million in Chile, US$10.1 million in Brazil, US$8.9 million in Venezuela, US$3.9 million in Argentina, US$0.8 million in the United States and US$0.4 million in Mexico. All of these investments will be financed from operating cash flow.

In Chile, the principal investments are expected to include the beginning phase in the construction of a new MDF plant, new forest plantations, upgrading the moulding plant, environmental impact reduction equipment, a board density measurement device, a sawdust recovery system and gas escape equipment. In Brazil, the principal planned investments include new forest plantations, improved saw line feeding systems, two dry gluing lines, an impregnation line and a humidifying system. In Venezuela, the investment plan includes a new impregnation line, new forest plantations and forest protection. In Argentina, the investment plan includes new forest plantations, a dry gluing line, MDF and particle board scrubbers and plant road improvements. In the United States, the investments are expected to include converting a plant to plaster and a wood recycling system. In Mexico, the principal planned investments include modifying the impregnation system, improving the water distribution systems and automating the glue heating system.

     In addition to our planned investments described above, we are in the advanced stages of studying several additional investments including an MDF plant in Brazil, a Plywood plant in Chile and new forestry plantations in Chile and Brazil. While we do not yet have definite plans to proceed with such investments, should we decide to proceed, we could incur additional capital expenditures during 2005.

Masisa Business

     Masisa’s significant capital expenditures in 2004 were as follows:

  In Chile: US$2.9 million for the planting and maintenance of timberland; US$1.5 million for a MDF mouldings line; US$0.7 million in set-up and office furniture expenses for our new administrative offices; US$0.7 for machinery replacement parts; and US$0.6 million for buildings related to the MDF mouldings line;

  In Brazil: US$4.3 million for the acquisition, planting and maintenance of timberland; US$0.8 million for machines and equipment for the OSB line; and US$0.4 million for a second MDF defibering machine;

  In Argentina: US$2.3 million for the planting and maintenance of timberland; US$2.1 million for moulding line equipment and buildings; and US$0.5 million for machinery replacement parts; and

  In Mexico: US$1.2 million for a new board forming line; US$0.4 million for a laminating line; and US$0.1 million for a sanding machine.

The remaining capital expenditures were related to various smaller projects.

     Masisa’s significant capital expenditures in 2003 were as follows:

  In Chile: US$3.8 million for the acquisition, planting and maintenance of timberland; and US$2.8 million for the addition of a new melamine line;

  In Brazil: approximately US$4.4 million for the planting of timberland;

  In Argentina: US$1.9 million for the acquisition, planting and maintenance of timberland; and

  In Mexico: US$2.4 million for machinery and equipment.

The remaining capital expenditures were related to various smaller projects.

     Masisa’s significant capital expenditures in 2002 were as follows:

  In Chile: approximately US$2.4 million for the purchase of new administrative offices; US$1.2 million for a dryer; and US$1.1 million in forest and plantation management;

  In Brazil: US$1.6 million for timberland maintenance;

  In Argentina: US$1.0 million in forest and plantation management and US$1.2 million for machine and equipment for the second MDF line; and

  In Mexico: US$0.8 million for additions of buildings, machinery and equipment for our particle board plant.

The remaining capital expenditures were related to various smaller projects.

Financing Activities

     The most significant financing activities of Terranova are its long-term borrowings and long-term financing facilities, since short-term debt is mainly raised and repaid to adjust short-term needs to cash availability. Accordingly, the following paragraphs describe the long-term borrowings Terranova subscribed and/or repaid during the indicated periods. No seasonal factors materially affect our financing activities.

     Terranova’s principal financing activities in the year 2004 related mainly to reducing short-term borrowings, replacing maturing long-term borrowings and the sale of approximately 21,000 hectares of our Chilean forests for US$73.2 million . Our short-term borrowings and long-term borrowings maturing within one year declined by US$80.9 million during 2004, from US$217.6 million on December 31, 2003 to US$136.6 million on December 31, 2004 . Significant repayments of short-term borrowings in 2004 included repaying an aggregate amount of US$53.3 million relating to several bank financings. Significant repayments of long-term borrowings during 2004 included the repayment of US$28.5 million to Rabobank Ireland and the payment of US$21.0 million of partial maturities of long term debt and US$9.0 million of a partial maturity of a private placement. Our significant new long-term borrowings during 2004 were five bank loans, including a borrowing from Kreditanstalt Fur Weideraufbau for US$19.0 million, a borrowing of US$12.5 million from BCI, a borrowing of US$12.5 million from Rabobank Nederland, a borrowing of US$2.0 million from Itau BBA, and a borrowing of US$1.0 million from HSBC. For more information on the sale of forest assets, see “Item 4. Information on the Company—Forestry Operations—Distribution of Forestry Assets.”

     Terranova’s principal financing activities in 2003 related mainly to replacing existing long-term borrowings maturing in late 2003 and 2004. The largest new borrowings were the two successful public issuances of fixed rate bonds in the Chilean market, one issued by Terranova in three series for a total amount of US$148.8 million in August 2003 and another issued by Masisa consisting in two series totaling US$91.2 million in December 2003. In addition, we obtained a new loan from The Bank of Nova Scotia for US$25.0 million in January 2003 and a loan from Itau BBA for US$4.0 million. The remainder of new borrowings related to various short-term debt obligations. Significant repayments of long-term borrowings during 2003 included the US$49.7 million Citibank N.A. bank borrowing, the US$45.0 million bridge loan granted by Banco Santander, Rabobank and Corpbanca, a US$3.0 million Banco Chile bank borrowing, and the US$25.0 million payment with respect to the partial maturity of a private placement.

     Terranova’s principal financing activities in 2002 were the subscription of a bridge loan with Rabobank, Banco Santander and Corpbanca for US$45.0 million in connection with the acquisition of the controlling interest in Masisa, a syndicated loan with Banco Santander for US$65.0 million, a US$8.0 million loan from HSBC in Brazil and two long-term bank loans, one from Comerica Bank for US$15 million, used to finance the acquisition of the Mexican particle board plant, and the other from Banco Chile New York for US$15 million, which we used to prepay short-term debt.

     As of December 31, 2004, Terranova’s total debt, calculated as the sum of short-term bank borrowings, the current portion of long-term bank borrowings, the current portion of bonds and promissory notes, the current portion of other long-term borrowings, long-term bank borrowings, bonds and promissory notes, and other long-term borrowings, was US$622.8 million, compared to total debt of US$718.7 million as of December 31, 2003. Of the total debt in 2004, US$136.6 million was short-term debt plus the current portion of long-term debt, compared to US$217.6 million in 2003. For more details regarding short- and long-term financings and their respective restrictive covenants, please see Notes 14, 15 and 16 of our Consolidated Financial Statements included elsewhere in this information statement and prospectus.

     In addition, total financial liabilities, calculated as total debt less financial assets (cash, time deposits and marketable securities), amounted to US$564.3 million as of December 31, 2004, compared to US$655.0 million as of December 31, 2003.

     There were no common stock capital increases during 2004. As of December 31, 2004, our subscribed capital was US$583.7 million representing 3,918,427,856 shares. On April 23, 2003, the shareholders of Forestal Terranova approved a capital increase in connection with its merger into Terranova. In connection with the increase in share capital, 215 million shares were subscribed and paid for a total amount of US$90.6 million.

Liquidity

     At December 31, 2004, 2003, and 2002, Terranova’s ratio of current assets to current liabilities was 2.05:1.00, 1.44:100 and 1.17:1.00, respectively.

     Total current assets were US$467.7 million, US$433.3 million and US$323.9 million on December 31, 2004, 2003, and 2002, respectively. The 7.9% increase in current assets between December 31, 2003 and December 31, 2004 was mainly due to an increase in time deposits from the remaining proceeds from the sale of forestry assets and accounts receivable and inventories, due to higher sales. The 33.8% increase in current assets between December 31, 2002 and December 31, 2003 was mainly due to:

  an increase in cash and deposit reserves held from a bond Masisa issued in December 2003 specifically to repay bank borrowings, some of which were paid in the first quarter of 2004,

  the reclassification in the short-term of the long-term time deposit that matured in May 2004, and increased inventories mainly due to the start up of the OSB plant in Brazil and the particle board plant in Mexico during 2003.

     Total current liabilities were US$228.6 million, US$300.4 million and US$276.8 million on December 31, 2004, 2003 and 2002, respectively. The decrease of 23.9% of current liabilities between December 31, 2003 and December 31, 2004 was mainly due to a decrease in short-term bank borrowings and in the short-term portion of long-term bank borrowings, principally due to the repayment of short term debt with proceeds from the sale of forestry assets and the partial repayment of Masisa’s fixed rate bond issuance with cash generated internally. The increase of 8.5% in current liabilities between December 31, 2002 and December 31, 2003 was mainly due to the classification in the short-term of US$75.7 million of long-term debt maturing during 2004, partially offset by the repayment of short-term debt with the proceeds of Terranova’s fixed bond issuances and capital increase.

Off-balance Sheet Arrangements

     We have guaranteed certain debt of our non-consolidated Venezuela subsidiary, Oxinova C.A., of which IITSA has a 49.0% ownership interest, related to banks borrowings. As of December 31, 2004, the outstanding balances of the two guaranteed Oxinova credit facilities were US$4.9 million with the Banco Chile and US$0.4 million with the Banco Santander London, maturing on November 2006 and September 2005, respectively.

     Other than the guarantees described in the previous paragraph, we do not have any other off-balance sheet arrangement including any transactions, agreements or other contractual arrangements involving any other unconsolidated entity under which we have:

  made guarantees;

  a retained or a contingent interest in transferred assets;

  an obligation under derivative instruments classified as equity; or

  any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

See Note 21 to the audited consolidated financial statements for a more detailed discussion of contingencies, including guarantees.

Contractual Obligations

     The following table summarizes our significant long-term contractual obligations as of December 31, 2004.

	Payments Due by Period (millions of U.S. dollars)

		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Long-term debt obligations	572.6	87.7	206.9	155.6	122.4
Capital lease obligations	0.1	0.1	–	–	–
Operating lease obligations(1)	6.7	1.5	1.7	1.5	2.0
Purchase obligations(2)	230.4	18.2	36.4	36.4	139.4
Other long-term liabilities on the company’s
balance sheet under GAAP	–	–	–	–	–

Total Contractual Obligations	809.8	107.5	245.0	193.5	263.8

(1)
Operating lease obligations include long-term forestry land lease agreements in Masisa Brazil and our short and long-term office and facility leases. For information regarding our leased properties, see “Item 4. Information on the Company—Description of Properties.”

(2)
Purchase obligations include a long-term resin supply contract with Oxinova in Venezuela that requires us to purchase a minimum amount of resin yearly and a long-term forestry rights contract with the government of Venezuela that requires us to purchase and harvest a minimum amount of timber yearly. In the case of the long-term forestry rights contract, we pay fines if we do not purchase and harvest the minimum amount. During 2002, 2003 and 2004, we did not purchase the minimum required amount. We paid a fine for the amount of US$0.5 million for 2002 but have not yet received a fine for 2003 or 2004 as we are in the process of renegotiating our contract with the Venezuelan government. Given the relatively small amounts of the fines, we do not feel this materially affects our business.

Impact Of Inflation And Devaluation

     Our operating expenses and costs have not been significantly affected by changes in the local currency-U.S. dollar exchange rate given that most of our costs, principally the cost of raw materials (logs and wood) and other inputs, such as resin, spare parts and energy, have acquisition prices that are either denominated in U.S. dollars or indexed to the U.S. dollar. On the other hand, a significant portion of our revenues are denominated in U.S. dollars and in cases of sales in local markets where we have manufacturing facilities, local market prices are driven by international prices which in turn are either indexed or closely related to the dollar variation.

     The principal effects of changes in the local currency-U.S. dollar exchange rate are manifested in certain monetary assets and liabilities denominated in local currencies, which, have been subject to periods of exposure to exchange rate fluctuations and have had material effects in our results of operations. These effects have principally resulted from exposure to exchange rate fluctuations with respect to the Chilean peso, Argentinean peso, Brazilian real, Venezuelan bolivar and Mexican peso. Specifically, we recorded a charge for US$2,505 thousand in the year ended December 31, 2004 (US$1,082 thousand in 2003 and US$2,191 thousand in 2002) associated with recoverable taxes denominated in Venezuelan bolivares. In 2004, we recognized a gain of US$1,272 thousand as a result of the appreciation of the Chilean peso against the U.S. dollar associated with certain accounts receivables denominated in Chilean pesos and US$1,883 thousand associated with recoverable taxes also denominated in Chilean pesos.

Critical Accounting Policies

     A summary of our significant accounting policies is included in Note 2 of the Consolidated Financial Statements, which are included in this Annual Report on Form 20-F. The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying footnotes. Our estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and require management’s most subjective judgements. Our most critical accounting policies and estimates are described below.

Property, plant and equipment

     The key judgments Terranova must make under the property, plant, and equipment policy include the estimation of the useful lives of its various asset types, the election to utilize primarily the straight-line method for recording depreciation, management’s judgment regarding appropriate capitalization or expensing of costs related to fixed assets, and its determination that no impairment exists.

     Property, plant, and equipment is stated on Terranova’s balance sheet at cost less accumulated depreciation. Depreciation of buildings, equipment, and other depreciable assets is determined using primarily the straight-line method. The estimation of useful lives for fixed assets impacts the level of annual depreciation expense recorded. In estimating the useful lives and expected residual value of fixed assets, Terranova has primarily relied on actual experience with similar plant and equipment and recommendations from engineers and manufacturers. Utilization of the straight-line method for recording depreciation or any of the other acceptable methods for depreciating assets will result in the same amount of depreciation over the life of an asset; however, the amount of annual depreciation expense and the resulting carrying amount of net property, plant, and equipment can vary significantly depending on the method elected.

     Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Maintenance and repair costs are expensed as incurred. Terranova’s evaluation of whether an expenditure related to property, plant, and equipment substantially improves and/or increases the useful life of an asset and is appropriately capitalized as an addition to the asset’s cost basis or is expensed as normal maintenance and repair expense can significantly affect results of operations for a given period, as well as its financial position.

     Property, plant, and equipment assets are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires Terranova’s estimate of future cash flows generated by each asset or group of assets. In addition, Terranova must make assumptions regarding product pricing, raw material costs, volumes of product sold, and growth rates to analyze the future cash flows for asset impairment assessments. If our estimates of projected undiscounted future cash flows were too high by 10%, there would be no impact on the reported value of property, plant and equipment test for impairment on our Consolidated Balance Sheet.

     Management believes that the estimates of future cash flows are reasonable; however, changes in estimates of such cash flows, changes in the likelihood of alternative outcomes, and changes in estimates of fair value could affect the evaluations.

Forests

     Terranova determines the value of its forests by a technical appraisal process. Terranova appraises the value of its forests annually, based on the expected present value of future cash flows to be generated by its forests. This discounted cash flow analysis takes into account the forecasted harvests for the upcoming years based on tree growth and fluctuations in the cost and price of wood products.

     Terranova initially carries a new plantation at the historical cost including tree development and forest maintenance. When the technical appraisal indicates that the value of a plantation has changed because it begins to have commercial value, Terranova accounts for this by increasing or decreasing forestry plantations (which is a part of property, plant and equipment) and making a corresponding increase or decrease to the forestry reserves component of shareholders’ equity.

     At the end of each year, Terranova moves to inventory the appraised value of trees it expects to harvest in the next twelve months. Terranova carries these trees in inventory at appraised value until harvesting. No reduction in shareholders’ equity is made when standing trees are moved to inventory in anticipation of harvesting.

     The reserve is reversed from shareholders’ equity and from Terranova’s assets when the forestry plantation is sold.

     When Terranova appraises the value of its forests it makes judgements about estimated growth rates, current market conditions and statistical techniques. The value of Terranova’s forests is significant and, accordingly, the results of these judgements can have material affects on the reported amounts of assets and shareholders’ equity on Terranova’s balance sheet. If the estimated appraised value of our timber resources were too high by 10%, our net equity and the reported value of our forests assets would be overstated by US$26,737 thousand. However, there would be no impact on our reported net income as the changes to fair values of forests has no impact on earnings as discussed above.

Depletion

     Depletion, or costs attributed to timber harvested, is recorded as trees are harvested. Depletion rates are adjusted annually. Depletion rates are determined by each identifiable farm block and computed by dividing the original cost of the timber less previously recorded depletion by the total timber volume that is estimated to be harvested over the harvest cycle. The length of the harvest cycle varies by geographic region and species of timber. The depletion rate calculations do not include an estimate for future silviculture costs associated with existing stands, future reforestation costs associated with a stand’s final harvest, or future volume in connection with the replanting of a stand subsequent to its final harvest.

     Significant estimates and judgments are required to determine the volume of timber available for harvest over the harvest cycle. Some of the factors affecting the estimates are changes in weather patterns, the effect of fertilizer and pesticide applications, changes in environmental regulations and restrictions that may limit Terranova’s ability to harvest certain timberlands, changes in harvest plans, the scientific advancement in seedling and growing technology, and changes in harvest cycles.

     We adjust our depletion rates annually on January 1 of each year. On January 1, 2004 we adjusted our depletion rates by 5.1% . As such, had our estimated volume of timber harvested at December 31, 2004 been estimated too high by 5.1%, our reported cost of sales for the nine months ended December 31, 2004 would have been understated by 0.3% .

Inventories

     Inventories of finished goods, forests and plantations in the process of exploitation, materials and supplies are stated at the lower of direct production cost or market (net realizable value), primarily using the average cost method. Finished goods include certain indirect costs as appropriate. Determination of the net realizable value of each component of inventory is based on the current invoice price. Forests and plantations in the process of exploitation are stated at the commercially appraised value at which these forests were transferred from fixed assets. These estimates can affect the carrying value for inventories, and any required inventory write-down can affect results of operations in both current and future periods. Our inventory reserves at December 31, 2004 amounted to US$5,498 thousand which represents 3.4% of our total inventory of finished goods, materials and supplies. Additionally, our inventory write-downs for the year ended December 31, 2004 represented 1% of our cost of sales during the same period. Had our inventory reserves and write-downs been underestimated by 10%, our cost of sales would not be materially affected.

Deferred income tax

     Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants. The effects of deferred income taxes at January 1, 2000, which were not previously recorded, are recognized in income beginning in 2000 as the temporary differences reverse. Under Technical Bulletin No. 60, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will be realized. In making this determination, Terranova considers both positive and negative evidence and make certain assumptions, including projections of taxable income. Changes in these assumptions may have a material impact on results. If our projections of taxable income were too high by 10% there would be no impact on the balance of our reported valuation allowance at December 31, 2004.

Item 6. Directors, Senior Management and Employees

Directors

     Our administration is conducted by our board of directors which, in accordance with our estatutos, or bylaws, consists of seven directors. The entire board of directors is elected every three years. Our current board of directors was elected on June 6, 2005 for a term of three years. Cumulative voting is permitted for the election of directors. Our Chief Executive Officer is appointed by the board of directors and holds office at the board of directors’ discretion. Scheduled meetings of the board of directors are held at least monthly. Extraordinary board of directors meetings may be called by the Chairman, when requested by at least five directors or, in limited circumstances, when requested by one director.

Our current directors are as follows:

Directors	Position	Age
Julio Moura	Chairman	53
Ronald Degen	Vice-President	61
Enrique Seguel M	Director	66
Juan Carlos Méndez G	Director	59
Patrick A. Nielson	Director	55
Jorge Carey T	Director	62
Antonio Tuset J	Director	61

     Julio Moura, 53 years old, has been the Chairman of our Board of Directors and Chairman of the Board of Directors of Masisa since 2002. Mr. Moura has also served as Chairman of the Board of Directors and Chief Executive Officer of GrupoNueva since 1998. GrupoNueva, a holding company is, beneficially, a controlling shareholder of Terranova. He has served as Director, Member of the Executive Committee and Executive Vice-President for the Schindler Group and Sika Finanz in Switzerland among others. From 1980 until 1983 he was Senior Associate of the Consulting Company Booz Allen & Hamilton. Mr. Moura obtained a degree in mechanical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland and holds an MBA of M.I.T., Sloan Management School of Management, USA.

     Ronald Degen, 61 years old, became Vice-President of our Board in 2004. Mr. Degen has served as Vice-President for Mergers and Acquisitions of GrupoNueva and a Director of the Board of Directors of Masisa since 2003. Prior to joining GrupoNueva, Mr. Degen was Chairman of the Board, President and Chief Executive Officer of Amanco Brasil, a PVC pipe manufacturer and affiliate company of GrupoNueva, from 2000-2004. He was also President and Chief Executive Officer of Companhia Paulista de Força e Luz (CPFL), a Director of the Board of Bandeirantes de Energia, a Director of the Board of Mercado Atacadista de Energia (MAE), President and Chief Executive Officer of Schindler Brasil, Vice-President of Grupo Abril, Executive Director and Chief Operating Officer of Editora Abril, Executive Director and Chief Executive Officer of Listel, Executive Director of Indústria Villares and Project Director of Booz Allen & Hamilton International. He has a Professional Electrical Engineering Degree from Escola de Engenharia Mauá Brazil, is a Graduate in Automation from the Swiss Federal Institute of Technology (ETH) Switzerland, and has an MBA from the University of Michigan, USA.

     Enrique Seguel M., 66 years old, joined Terranova in 2004, and has served as a Director on our Board since April 2004. Mr. Seguel has served as Chief Executive Officer of Inmobilaria y Constructora Germania S.A., a property development company, since 1996 and as President of Asesorias e Inversiones ECAD S.A., an investment consulting firm, since 1996. Mr. Seguel is a Director of Rhein (Chile) S.A. He has also served as Minister of Finance of Chile, President of the Central Bank of Chile, Director of Entel S.A., Director of Delta S.A. and Director of Invertec S.A. Mr. Seguel holds a Bachelor of Arts in management from the Catholic University of Chile and a MBA from ESADE business school in Spain. He also is a General retired of the Army of Chile.

     Juan Carlos Méndez G., 59 years old, joined Terranova in 1994, and has served as a Director on our Board since 1994. In addition, Mr. Méndez serves as an Executive Director of David Del Curto S.A., Director of the Board and the Audit Committee of Cap S.A., Director of the Board of Moneda AFI, and member of the Audit Committee of Banco Estado Chile. Mr. Méndez has also served as a Director of Novaterra and Iansa. Mr. Méndez holds a degree in agricultural engineering from the Catholic University of Chile, a masters degree in agricultural economics from the Catholic University of Chile and a masters degree in economics and is a candidate for a PhD in economics from the University of Chicago, USA.

     Patrick A. Nielson, 55 years old, became a Director on the Terranova S.A. Board of Directors in 2003. He has served as the Vice-President, General Counsel and Secretary of GrupoNueva since 2002. He has also served on the Board of Directors of Masisa S.A. since 2002. Prior to 2002, he was Vice-President, General Counsel–Food Operations and Vice-President International Legal and Regulatory Affairs of Dole Food Company, Inc., a food company, where he began working in 1983. He has also been a member of the Board of Directors of Pascual Hermanos, S.A. of Spain and The Western Growers Association. Mr. Nielson holds a Bachelor of Arts in Political Science from Lewis & Clark College and a Juris Doctor from Hastings College of the Law, University of California.

     Jorge Carey T., 62 years old, has served as a Director on our Board since 2004. Mr. Carey also serves on the board of directors of Masisa since 2002. He has been a senior partner of Carey y Cia., a Chilean legal firm since 1976. Carey y Cia. serves as outside counsel to Terranova from time to time. Mr. Carey is a board member of several publicly traded corporations, including Cemento Melón S.A. (of which he is the Chairman), Quebrada Blanca S.A., Enaex S.A. and CCU. He is also a board member of several other Chilean institutions, including Corporación del Patrimonio Cultural de Chile and Consejo Nacional de Television and of several non-Chilean organizations, including Aur Resources Inc in Toronto, Canada, The Center for International and American Law in Dallas, Texas, U.S.A. and the Moneda Chile Fund in Bermuda. Mr. Carey worked early in his career for three years as a staff attorney in Washington D.C. for the International Monetary Fund and the International Finance Corporation. He has been a professor of law at the Catholic University of Chile Law School and chairman of both the Chilean British Chamber of Commerce and the Chile Canada Chamber of Commerce in Santiago, Chile. He received his law degree from the Catholic University of Chile Law School and a Master’s degree in Comparative Jurisprudence from the School of Law of New York University where he was a Fulbright scholar.

     Antonio Tuset J., 61 years old, has served as a Director on our Board since June 2005. Mr. Tuset is a board member of several companies including Endesa-Chile S.A., Banmédica S.A., Isapre Banmédica S:A., Cerámicas Industriales, New Briggs (USA), Aeropuerto Internacional de Santiago S.A., Sociedad Concesionaria and Industrias Tricolor S.A. and is Chairman of the Board of Fundación Hogar de Cristo. He has served as Advisor to the President of Agrosuper Ltda., CEO of Celulosa Arauco y Constitución S.A., CEO of Forestal Arauco Ltda., CEO of Forestal Celco Ltda., CEO of Forestal Pedro de Valdivia Ltda., Director of Compañía Cervecerías Unidas S.A., Director of Viña Santa Carolina S.A., Director of Alimentos Watt’s S.A., Director of Pesquera Guanaye S.A., Assistant General Manager of the Corporación de Fomento de la Producción and CEO of Industria Procesadora de Acero S.A. Mr. Tuset holds a business degree and is a certified accountant from the University of Chile and holds a diploma in philosophy from the Universidad de Los Andes.

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Gonzalo Zegers R-T	Chief Executive Officer	44
Alejandro Droste B	Chief Financial Officer	39
Maria Emilia Correa	Chief Social and Environmental Officer	47
Miguel Oneto R	Chief Human Resources Officer	48
Patricio Reyes U	General Counsel	37
Fernando A. Errázuriz O	Chief Supply Chain Officer	42
Miguel Martí	Chief Communications Officer	49
Eduardo Vial R-T	Chief Operations Officer – Boards Division	51
Italo Rossi B	Chief Sales and Marketing Officer – Boards Division	51
Tomas Morales J	Chief Operations Officer – Solid Woods Division	35

Executive Officers	Position	Age
George MacConnell	Chief Executive Officer – Terranova USA	58
Jorge Correa D	Chief Manager – Forestry Division	56

     Gonzalo Zegers R-T., 44 years old, joined Terranova in March 2003 and has served as Chief Executive Officer of Terranova since then. Mr. Zegers has also served on the Board of Directors of Masisa as Executive Vice-President since March 2003. Prior to that he was Masisa’s Chief Executive Officer from 1997 until March 2003. He also served as Masisa’s Chief Financial Officer from 1996 to 1997. Mr. Zegers previously served as Chief Executive Officer of C&D Agrofruta Ltda. and is currently on the Board of Directors of several companies related to Masisa. Mr. Zegers holds a business degree from Santiago University.

     Alejandro Droste B., 39 years old, joined Terranova in February 2003, and has served as Chief Financial Officer since then. Mr. Droste is also a Director of Inversiones Internacionales Terranova S.A. Prior to joining Terranova, Mr. Droste was Chief Financial Officer of Masisa do Brasil from 1999 to 2003. Mr. Droste holds a degree in Commercial Engineering from the University of Santiago in Chile and a Masters degree in finance from the London School of Economics, in the United Kingdom.

     Maria Emilia Correa, 47 years old, joined GrupoNueva in 2000, and has served as Vice-President, Social and Environmental Responsibility, since then. In addition, Ms. Correa has served as Chief Social and Environmental Officer for Terranova and Masisa since July 2004. She divides her time approximately equally among GrupoNueva, Terranova and Masisa. Ms. Correa served as Executive Director of Colombian BCSD from 1995 to 2000. Ms. Correa holds a law degree from the Universidad de los Andes of Bogota in Colombia and a Masters degree in sociology from the New School for Social Research, USA.

     Miguel Oneto R., 48 years old, is the Company’s Chief Human Resources Officer, a position he has held since 2003. Mr. Oneto has also been Chief Human Resources Officer of Masisa since 1997. He divides his time approximately equally between Terranova and Masisa. Prior to joining Masisa, he was Head of McKay’s Holding Training Department, Head of the Training Department of Banco BHIF and Human Resources and Administration Manager of AFP Habitat S.A., Laboratorio Ballerina and First National Bank of Boston. Mr. Oneto received a degree in Business Administration from the University of Santiago and a postgraduate degree in Human Relations and Labor Psychology from the Catholic University of Chile.

     Patricio Reyes U., 37 years old, joined Terranova in 1999, and has served as General Counsel since 2002. Mr. Reyes has also been the General Counsel of Masisa since September 2004. He divides his time approximately equally between Terranova and Masisa. He also serves as a Director of IITSA and Oxinova S.A. Prior to joining Terranova, Mr. Reyes worked as associate attorney for Estudio Arturo Alessandri, a Chilean law firm. Mr. Reyes holds a law degree and a Masters degree in corporate law from the Catholic University of Chile. He is a practicing lawyer in Chile as designated by the Supreme Court of Chile and is a member of the Chilean College of Lawyers.

     Fernando A. Errázuriz O., 42 years old, joined Terranova in July 2004, and has served as Chief Supply Chain Officer since then. Prior to joining Terranova, Mr. Errázuriz served as Supply Chain Director at Kimberly Clark, a paper company, from 1997-2004. Mr. Errázuriz holds a civil engineering degree from Catholic University of Chile and a Masters in Business Administration from Adolfo Ibáñez University in 1997.

     Miguel Martí, 49 years old, joined GrupoNueva in 2000, and since then has served as Vice-President, Corporate Communications. In addition, Mr. Martí has served as Chief Communications Officer for Terranova and Masisa since February 2005. He divides his time approximately equally among GrupoNueva, Terranova and Masisa. Between 1994 and 2000, he was a board member and regional director for Latin America of Porter Novelli Internacional. Mr. Martí is a journalist and graduate of the Autonomous University of Central America.

     Eduardo Vial R-T., 51 years old, is Masisa’s Chief Executive Officer, a position he has held since March 2003. Prior to his current position he Masisa’s Chief Operating Officer from 1986 through March 2003. Before joining Masisa, he was in charge of INFORSA’s sawmill operations. Mr. Vial holds a degree in Forestry Engineering from the University of Chile.

     Italo Rossi B., 51 years old, is Masisa’s Chief Corporate Marketing Officer, a position he has held since May 2004. Mr. Rossi joined Masisa in 1989 as Chief Sales and Marketing Officer. He served as Chief Executive

Officer of Masisa do Brasil from 1999-2004. Before joining Masisa, he was Forestry Director at Fundación Chile. Mr. Rossi holds a degree in Forestry Engineering from the University of Chile.

     Tomas Morales J., 35 years old, has served as the Chief Operation Officer of Solid Wood operations of Terranova since October 2004. Prior to his current position, he was the Corporate Development Officer of Masisa from 2003-2004. Mr. Morales is also an alternate director of Forestal Tornagaleones S.A. Prior to joining Masisa, Mr. Morales served as a Senior Consultant for Risk Capital Management, Inc. in New York from 2002-2003. He attended graduate school from 2000-2002. Mr. Morales holds a degree in Forestry Engineering from Universidad Austral de Chile and a Masters in Business Administration from Harvard Business School.

     George MacConnell, 58 years old, joined Terranova in December 2003, and has served as President and Chief Executive Officer of Terranova Forest Products, Inc. since December 2003. Mr. MacConnell also serves as a Director of John Wieland Homes, located in Atlanta, GA. Mr. MacConnell served as Chairman and Chief Executive Officer of US Build, a supply chain consultant, from 2000-2003. He was employed with Georgia Pacific Corporation from 1971-1997 and served as a corporate officer from 1983-1997. Mr. MacConnell was Senior Vice-President in charge of GP’s building products distribution business from 1987-1997. Mr. MacConnell holds a B.S. from Northeastern University in Boston, MA.

     Jorge Correa D., 56 years old, joined Masisa in 1997 and has served as Chief Executive Officer of Forestal Tornagaleones and Forestal Argentina, forestry subsidiaries of Masisa, since then. He has also served as Chief Manager of our Forestry Division of Terranova and Masisa since January 2005. He divides his time approximately equally among his responsibilities at Forestal Tornagaleones, Forrestal Argentina and as Chief Manager of our Forestry Division. Mr. Correa also works four hours per week as a part-time Professor of Forestry Engineering at the University of Chile. Mr. Correa holds degree in Forestry Engineering from the University of Chile.

Compensation

     For the year ended December 31, 2004, the aggregate amount of compensation we paid to our directors and executive officers was approximately US$2.3 million. Members of our board of directors received per diem fees for attendance at meetings of the board and Directors’ Committee meetings, as applicable. Terranova adopted a new profit sharing plan for its directors at an extraordinary shareholders’ meeting held on June 6, 2005. Under the new plan, our directors receive 1.5% of Terranova’s annual consolidated net income with the Chairman and Vice-President of the board receiving five times and two times, respectively, the amount received by the other directors and with a maximum of US$40,000 for directors, US$80,000 for the Vice-President and US$200,000 for the Chairman. Prior to the new plan, Terranova had a profit sharing plan for its directors under which the directors received the excess of 1.5% of dividends paid over their annual per diem fees. Through December 31, 2004, we have never distributed sufficient dividends such that 1.5% of those dividends was greater than our directors’ per diem fees and therefore have never paid a portion of our dividends to our directors. However, during 2005 we expect to distribute profits to our directors under such plan with respect to our 2004 operating results. Neither we nor our subsidiaries maintain any pension or retirement programs for our or their directors or executive officers, respectively.

     The table below sets forth compensation paid to directors for the year ended December 31, 2004.

DIRECTOR COMPENSATION

	Per Diem for	Per Diem for
	attendance at	attendance at
Directors	board meetings	directors committee

	US$	US$

Julio Moura	60,000	–
Patrick A. Nielson	30,000	1,600
Michael Stuart-Smith	25,000	–
Ignacio García R	10,000	800
René Reyes S	10,000	800
Jorge Carey T	17,500	–
Juan C. Méndez G	30,000	2,400
Enrique Seguel M	20,000	1,600
Ronald Degen	30,000	–
Total	232,500	7,200

     We paid our executive officers an aggregate amount of compensation of approximately US$2.0 million and severance payments of US$1.0 million during the year ended December 31, 2004. Chilean law does not require us to disclose annual compensation for our executive officers on an individual basis. None of our executive officers received any securities pursuant to a bonus or profit sharing plan.

Employees

     As of December 31, 2004, we had 4,396 employees, including employees of all our Chilean, Brazilian, Venezuelan, Argentinean, Mexican, U.S., Colombian, Peruvian and Ecuadorian subsidiaries. The significant increase in the number of employees in 2004 is due mainly to changes in Chile’s labor code that required us to contract workers that were previously sub-contracted. The following table sets forth the number of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2004:

EMPLOYEES BY JOB-CATEGORY(1) AND LOCATION

	Executives			Professionals			Workers			Consolidated

	2002	2003	2004	2002	2003	2004	2002	2003	2004	2002	2003	2004

Terranova:
Chile	62	61	19	129	214	173	1,273	958	1,401	1,464	1,233	1,593
Brazil	7	5	1	68	48	28	514	627	692	589	680	721
Venezuela	40	16	15	85	171	114	301	191	234	426	378	363
United States	6	7	2	29	14	23	58	50	62	93	71	87
Mexico	4	5	4	14	19	19	12	13	14	30	37	37
Colombia	5	5	1	6	6	7	5	6	1	16	17	9
Costa Rica	2	1	–	3	3	–	2	1	–	7	5	–
Masisa:
Chile	21	21	32	188	189	223	461	459	625	670	669	880
Argentina	15	9	11	54	45	46	141	142	290	210	196	347
Brazil	7	7	7	39	51	61	102	106	128	148	164	196
Mexico	4	6	5	24	34	54	130	112	98	158	152	157
Peru/Ecuador	1	1	1	1	5	5	–	–	–	2	6	6

Total	174	144	98	640	799	753	2,999	2,665	3,545	3,813	3,608	4,396

(1)	Executives include the CEO, Chief Managers, Deputy Chief Managers and Plant Head Managers. Professionals include Middle Managers, Supervisors and professionals in positions without supervision. Workers include all employees other than executives and professionals.

     Chile. As of December 31, 2004, we had 2,473 permanent employees in Chile. Approximately 62% of our Chilean employees are represented by 9 labor unions.

     Chilean law protects the rights of our workers, whether unionized or specially organized as a group (i.e., “Negotiating Group”), for the purpose of the collective bargaining process and to strike in the event that an agreement on labor contracts is not reached. Labor relations for unionized and non-unionized employees in each of our facilities are governed by one or more separate collective bargaining agreements between us and one or more of the unions or Negotiating Groups of which the employees at the facility are members.

     During 2004, we negotiated collective bargaining agreements with one union and did not experience any work stoppages in Chile. The agreements are for 48 month terms and will expire during 2008. We believe we have good relationships with the labor unions. We have no reason to believe that future collective bargaining processes will not follow past practice and we do not anticipate any work stoppages at any of our facilities. Compensation for unionized personnel and employees is established in accordance with the relevant collective bargaining agreements. Pursuant to these agreements, employees receive a salary according to a scale that is based upon job function, performance and seniority. Unionized employees also receive certain benefits provided for by law and certain benefits that vary depending upon the terms of their collective bargaining agreement.

     All employees who are dismissed for reasons other than misconduct are entitled by law to severance pay. Non-unionized permanent employees are entitled to a basic payment of one month’s salary (with a maximum of UF90, equivalent to US$2,680 as of December 31, 2004) for each year or fraction thereof worked, provided that the fraction is at least six months. This severance payment is limited to a total payment of no more than 11 months’ salary for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limitation.

     We do not maintain any pension or retirement programs for our employees in Chile. Workers in Chile are subject to a national pension law that establishes a system of independent pension plans which are administered by Administradoras de Fondos de Pensiones (Pension Fund Administrators). We have no liability for the performance of the pension plans or any pension payments to be made to our employees in Chile.

     Brazil. As of December 31, 2004, we had 917 permanent employees in Brazil. Approximately 5% of our Brazilian employees are represented by labor unions.

     In Brazil, collective bargaining agreements are negotiated on an industry-wide basis. Our Brazilian employees are members of one industry-wide union. Therefore, all of the collective bargaining agreements between us and the union are the result of industry-wide collective bargaining. The collective bargaining agreements are renewed on an annual basis. We believe our relationship with our employees is good.

     We do not maintain any pension or retirement programs for our employees in Brazil. Based on total payroll, we make monthly contributions to severance indemnity plans, government pension and social security. These payments are expensed as incurred. We do not have any liability for the performance of the pension plans or any pension payments to be made to our employees in Brazil.

     Venezuela. As of December 31, 2004, we had 363 permanent employees in Venezuela. Approximately 75% of our Venezuelan employees are represented by labor unions.

     Venezuela law protects the rights of our workers, whether unionized or specially organized as a group (i.e., “Negotiating Group”), for the purpose of the collective bargaining process and to strike in the event that an agreement on labor contracts is not reached. Labor relations for unionized and non-unionized employees in each of our facilities are governed by one or more separate collective bargaining agreements between us and one or more of the unions or Negotiating Groups of which the employees at the facility are members.

     During 2004, we negotiated collective bargaining agreements with two unions and did not experience any work stoppages in Venezuela. The terms of the agreements are for 36 months.

     We do not maintain any pension or retirement programs for our employees in Venezuela. Based on total payroll, we make monthly contributions to severance indemnity plans, government pension and social security, and such payments are expensed as incurred. We do not have any liability for the performance of the pension plans or any pension payments to be made to our employees in Venezuela.

Argentina. As of December 31, 2004, we had 347 permanent employees in Argentina.

     In Argentina, collective bargaining agreements are negotiated on an industry-wide basis. Our employees are members of two industry-wide unions. Therefore, all the collective bargaining agreements between us and the unions are the result of industry-wide bargaining. The collective bargaining agreements are renewed on an annual basis. We believe our relationship with our employees is good.

     All employees who are dismissed without cause are entitled by law to severance pay, which is based, among other things, on length of service. These severance payments are subject to a minimum of at least two months salary.

     We do not maintain any pension or retirement programs for our employees in Argentina. As in Chile, pension plans in Argentina are administered by an independent Administradoras de Fondos de Jubilaciones y Pensiones (Pension Fund Managers). We do not have liability for the performance of the pension plans or any pension payments to be made to our employees in Argentina.

     Mexico. As of December 31, 2004, we had 194 permanent employees in Mexico. Approximately 34% of our Mexican employees are unionized and are all represented by one labor union.

     In Mexico, as in Brazil and Argentina, collective bargaining agreements are negotiated on an industry-wide basis. Our employees at Maderas y Sintéticos de México S.A. de C.V. and Maderas y Sintéticos Servicios S.A. de C.V. are members of one industry-wide union and all of the collective bargaining agreements between those companies and the union are the result of industry-wide collective bargaining. The collective bargaining agreements are renewed each year. The current collective bargaining agreement was entered into in January 2005.

     All employees who are dismissed for reasons other than misconduct are entitled by law to severance pay equal to three months salary plus twelve days salary for each year or fraction thereof the employee has worked for the company.

     We do not maintain any pension or retirement programs for our employees in Mexico. As in Brazil and Argentina, we make monthly contributions to severance indemnity plans, government pension and social security, and such payments are expensed as incurred. We have no liability for the performance of the pension plans or any pension payments to be made to the employees in Mexico.

Share Ownership

     None of our officers or directors beneficially owned any of our shares as of December 31, 2004. The Company has no stock option plan for its directors, executive officers or employees.

PART III

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     Except as otherwise noted, the following table sets forth information concerning the beneficial ownership of our shares as of May 31, 2005, for the following each person or entity who is known by us to own beneficially more than 5% of our outstanding shares. None of our officers or directors beneficially owned any of our shares as of May 31, 2005.

     The table below shows as of May 31, 2005, the number and percentage of shares owned by each person known by us to own more than five percent of our outstanding common stock. None of our directors or executive officers owned more than five percent of its common stock as of May 31, 2005. We are required under Chilean regulations to disclose our twelve largest shareholders, and this information is also included in the following table. None of our major shareholders have different voting rights than any other shareholder of our company.

     The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which the individual or entity has voting power or investment power and any shares that the individual has the right to acquire within sixty days of the date of this document through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes or table, each person or entity has sole voting and investment power (or shares that power with his or her spouse) with respect to the shares shown as beneficially owned.

     Our only outstanding voting securities are shares of our common stock without nominal (par) value. As of May 31, 2005, there were 5,030,980,401 shares of Terranova issued and outstanding. Nine record holders resident in the United States held 150,971,857 shares as of May 31, 2005.

	Shares Owned

	Total Beneficial Ownership	Percentage of Outstanding Shares
Shareholder

GrupoNueva S.A	1,586,458,695	31.53%
Inversiones Forestales Los Andes S.A	1,406,489,402	27.96%
AFP Provida S.A	364,850,952	7.25%
AFP Habitat S.A	308,855,255	6.14%
AFP Cuprum S.A	214,502,470	4.26%
AFP Santa Maria S.A	161,085,374	3.20%
AFP Summa Bansander S.A	139,624,792	2.78%
The Bank of New York	124,252,262	2.47%
Moneda AFI	76,254,043	1.52%
Citicorp Chile	52,729,197	1.05%
AFP Planvital S.A	52,107,247	1.04%
Bolsa de Comercio de Santiago	40,226,317	0.80%

     GrupoNueva S.A., formerly known as Compañía de Inversiones Suizandina S.A. and Inversiones Forestales Los Andes S.A. (“Los Andes”) are each Chilean corporations. GrupoNueva, S.A. owns 99.9% of the outstanding share capital of Los Andes. Together, GrupoNueva and Los Andes own approximately 59.5% of our outstanding share capital as of May 31, 2005. GrupoNueva S.A. is a wholly owned indirect subsidiary of Tigon Finance Ltd. BVI (“Tigon”), a corporation organized under the laws of the British Virgin Islands. During the preceding three year period, GrupoNueva S.A.and Los Andes have changed their holdings in Terranova on one occasion. On April 23, 2003, Forestal Terranova’s shareholders approved a capital increase of US$100 million divided into 990,897,167 shares. As a result of the capital increase, all Terranova’s shareholders were entitled to preemptive rights to purchase shares. On June 27, 2003, GrupoNueva S.A. Suizandina and Los Andes exercised their rights to subscribe for 63,308,873 shares and 56,165,441 shares, respectively, which was less than the total number of shares for which either company was entitled to subscribe. As a result, the interest of GrupoNueva and Los Andes was reduced from approximately 42.44% and 37.65%, respectively, immediately prior to the capital increase, to 40.49% and 35.89%, respectively, immediately following the capital increase.

     All of the outstanding share capital of Tigon is owned by the Bamont Trust Company Limited, as trustee (the “Trustee”) of the Irrevocable VIVA Trust (the “VIVA Trust”), an irrevocable trust established for the benefit of certain charities and charitable purposes under the laws of the Commonwealth of The Bahamas. The Trustee is a Bahamian company. The Trustee manages the Irrevocable VIVA Trust property as directed by the advisory committee (the “Advisory Committee”) of the VIVA Trust. All of the Tigon shares were contributed to the VIVA Trust by Stephan Schmidheiny (the “Settlor”) on April 3, 2003.

     The Advisory Committee is a committee established as part of the VIVA Trust which must consist of between two and seven members and may only act by majority vote. The Advisory Committee, through the Trustee, controls Tigon. None of the members of the Advisory Committee currently have, nor may any of them have at any future time, an economic interest in the property held in trust by the VIVA Trust.

     Pursuant to the terms of the Irrevocable VIVA Trust, the members of the Advisory Committee and the Trustee may be appointed and removed, subject to applicable law, by the Protector of the VIVA Trust (the “Protector”). The current protector of the VIVA Trust is Roberto Artavia L. In addition, the Protector casts the deciding vote on any matter voted on by the Advisory Committee in the event of an even cast of votes by its members. The Settlor does not currently have, and cannot have at any future time, an economic interest in the property held in trust by the VIVA Trust. The Settlor may, however, appoint and remove the Protector subject to applicable law.

     For information regarding limitations on certain share purchases see “Item 10. Additional Information —Memorandum and Articles of Association.”

Related Party Transactions

     In the ordinary course of our business, we engage in a variety of transactions with certain affiliates and related parties. Financial information concerning these transactions is set forth in Note 6 to our consolidated financial statements. Article 89 of the Chilean Corporations Law requires our transactions with related parties be on a market basis or on similar terms to those customarily prevailing in the market. Article 89 requires us to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be previously approved by the board of directors, which will do so only when it has been informed of such director’s interest and the terms of such transaction are similar to those prevailing in the market. If the proposed transaction involves amounts considered to be material, the board must, in order to approve the transaction, previously determine that such transaction is made on market terms. If it is not possible to reach such a judgment, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request that the board call a shareholders meeting to resolve the matter, with the agreement of two-thirds of the issued voting shares. For purposes of this regulation, the law deems the amount of a proposed transaction to be material if it exceeds 1% of the company’s paid-in capital and reserves, provided that it also exceeds 2,000 UF or it exceeds 20,000 UF.

     All resolutions approving such transactions must be reported to the company’s shareholders at the next annual shareholders meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation. We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties and affirm that we will continue to comply with such requirements. See Note 6 to our consolidated financial statements for a more detailed accounting of transactions with related parties.

     In the ordinary course of operations, we enter into related party transactions concerning our normal business matters. These agreements address issues such as the purchase and supply of raw materials and finished wood products and inter-company account receivable or account payable transactions. In addition, we and our subsidiaries have entered into a number of administrative service agreements with certain of our affiliated entities.

     Accounts receivable from related companies are commercial accounts and loans granted to subsidiaries to carry out their activities. These accounts receivable in some cases accrue interest at the 180-day London Interbank Offering Rate (“LIBOR”) plus a spread ranging from 1.7% to 2.2% . Maturities of these loans are subject to cash availability of our subsidairies, while commercial accounts have normal collection terms. For more information regarding transactions between us and our related parties, see Note 6 to our consolidated financial statements.

     In 1999, we entered into a long-term supply contract with Oxinova C.A., our affiliate in Venezuela, which requires us to purchase all of our resin from Oxinova C.A. Pursuant to the contract, we also have the obligation to purchase an annual minimum amount of resin from Oxinova C.A. Although the contract holds that we are to buy all of our resin from Oxinova C.A., the agreement also allows us to accept other competitive offers to purchase resin from other resin suppliers in the market, pursuant to certain conditions established in the agreement.

     In June 2003, we entered into an administrative services agreement with Masisa. Pursuant to this agreement, Masisa provided us with administrative management services in corporate areas of our business, including human resources, information technology, and treasury. Under the same agreement we provided to Masisa legal services and administrative management services for corporate areas including supply chain management and social and environmental responsibility. The services provided to us by Masisa and by us to Masisa with respect to such areas of our operations include guidance regarding, among other things, the staffing and assigning of personnel to operations, the organization of sub-divisions of our main corporate areas, the pricing and contracting of external service contractors and suppliers, and the re-negotiation of existing contracts and business relationships. Upon completion of the merger by incorporation of Masisa into and with Terranova, this contract expired.

     In addition, in 2003, we entered into other service agreements with Masisa at the subsidiary level of several of our respective businesses. In Brazil, Terranova Brasil entered into an administrative and forestry services agreement with Masisa’s Brazilian subsidiary Masisa do Brasil Limitada. Under this contract, Masisa Brasil provides administrative management for both companies in Brazil. Terranova Brasil pays Masisa Brasil a monthly fee of US$38,477.70 for these services. Likewise, our Mexican subsidiary, Forestal Terranova Mexico and Masisa’s Mexican subsidiary, Masisa Mexico entered into a similar administrative management and financial services agreement with Masisa Servicios, another of Masisa’s Mexican subsidiaries. Pursuant to this agreement, Masisa Servicios manages administrative and financial corporate services for Terranova Mexico and Masisa Mexico. Masisa Servicios charges Terranova Mexico and Masisa Mexico the cost of the administrative services in addition to a five percent commission rate. Masisa Servicios charges Masisa Mexico a monthly fee of approximately US$297,000 and charges Terranova Mexico a monthly fee of approximately US$125,000. In addition, Masisa Mexico leases a small amount of office space from Terranova Mexico in Mexico City, and Terranova Mexico leases from Masisa Mexico office space in Durango.

     In 2004, Terranova Forest Products, entered into a contract with Masisa and Masisa Argentina under which Terranova Forest Products sells and distributes MDF mouldings produced by Masisa and Masisa Argentina in the United States. The terms of the contract provide that Terranova Forest Products will purchase MDF mouldings from Masisa and Masisa Argentina according to specific orders Terranova Forest Products receives from its customers. Terranova Forest Products pays the purchase price that its clients pay for the MDF mouldings less a discount of three percent commission and logistical and other transport costs.

     For more information regarding transactions between related parties in our group, see Note 6 to our consolidated financial statements.

     With effect as of January 1, 2003, we entered into a three-year management contract with Masisa for Masisa’s management of our indirect subsidiary, Fibranova C.A. Fibranova C.A. owns board production installations in Puerto Ordaz, Venezuela. Under this agreement, Masisa has administrative control of Fibranova’s operations, including, with some restrictions, management of all areas of that company, including senior management, finance and administration, marketing, commercial and human resources. Under the contract, we pay

Masisa for its services with an amount equal to 8% of Fibranova’s annual operating result. Additionally, during the term of the contract and for a period of up to three years after its expiration Masisa has a preferential and irrevocable option to acquire shares and assets of Fibranova, exercisable in the event we intend to sell any such shares or assets to third parties.

Item 8. Financial Information

Consolidated Financial Statements

     See “Item 18. Financial Statements” and pages F-1 through F-68.

Export Sales

     For a discussion of the Company’s export sales, see "Item 4. Information About the Company—Wood Product Sales" and “Item 5. Operating and Financial Review and Prospects—Results of Operations.”

Legal and Arbitration Proceedings

Chile

     Chilean law protects the rights of indigenous people. Since 1992, disputes have arisen among Chile’s indigenous communities and the forestry industry. We are currently named in three land disputes with communities claiming rights to ancestral land or tenure rights based on titles granted by decree at the beginning of the 19th Century. These disputes could imply partial or total overlap with our legal titles to the land involved in such disputes. The total amount of land as to which Terranova’s title is disputed is 1,706 hectares or 1.4% of Terranova’s total land. During 2000, 2001 and 2002 the Company was in negotiations with several communities and their representatives in order to resolve and avoid possible conflicts. On November 9, 2001, Forestal Millalemu (a subsidiary of Terranova which was absorbed by Terranova in 2003) signed an agreement with three indigenous communities in connection with disputes regarding our Santa Elisa and Porthue properties. With this agreement we resolved our conflicts with these three native communities and agreed to use labor from the indigenous communities in the next harvest season with respect to approximately 200 hectares of the disputed lands. After the initial harvest, we also granted the three indigenous communities the right to use 5,000 square meters of land in the Santa Elisa and Porthue properties for their own use for two years. These agreements allowed us to further solve our conflicts with certain indigenous communities and continue our cooperation with them in order to achieve resolution of our disputes. For more information regarding our legal proceedings, see Note 21 to our consolidated financial statements.

     By way of Resolution No. 203, the Servicio de Impuestos Internos (the “Chilean Internal Revenue Service” or “SII”) notified us not to proceed for corporate income tax purposes with the recognition in Chile of the results of some of our foreign affiliates. According to the information available to us, Resolution No. 203 would affect US$30.4 million related to deferred taxes, recoverable taxes and tax losses already utilized. We have disputed the decision of Resolution No. 203 with respect to the established procedure in Articles 123 and according to the Tax Code. Based on the available information to us, the opinion of our legal advisors and the administrative jurisprudence of the SII that would affect the resolution of Resolution No. 203, it is estimated as remote the probability that the final decision would be unfavorable and have any effect on the US$ 30.4 million related to deferred taxes, recoverable taxes and tax losses already utilized.

Brazil

     In 1997, members of indigenous communities occupied forests owned by Hacienda Bom Sucesso, a Brazilian subsidiary of Terranova Brasil. The land and plantation occupied by the Duque de Caxias indigenous community has a book value of approximately US$531,000. This indigenous community occupying the land has cut an estimated 10% of the value of the affected plantations. Because Hacienda Bom Sucesso is entitled to indemnification by the Brazilian government with respect to all such losses, no reserves have been set aside.

Dividend Policy

     The Company’s dividend policy is determined from time to time by its Board of Directors and announced at the annual shareholders’ meeting, which is generally held in March or April. Shareholder approval of the dividend policy is not required. However, each year the Board must submit for approval at the annual shareholders’ meeting a declaration of the final dividend corresponding to the preceding year. Dividends are not price level adjusted between the end of the preceding year and the date of the declaration of the final dividend. As required by the Chilean Corporations Law, unless otherwise approved by unanimous vote of holders of our Common Stock, we must distribute a cash dividend in an amount equal to at least 30% of the Company’s consolidated net income for that year (on a Chilean GAAP basis), unless and except to the extent we have a deficit in retained earnings.

     Dividends are paid to shareholders of record on the fifth Chilean business day preceding the date set for payment of the dividend. The holders of the ADRs on the applicable record dates for the ADSs are entitled to participate fully in all dividends declared after their acquisitions of the ADSs, subject to payment of the applicable taxes. For additional information, see “Item 10. Additional Information—Taxation.”

     At Terranova's Annual General Shareholders meeting held on April 13, 2005 the Board of Directors proposed, and the shareholders approved, a dividend policy calling for dividends not lower than 30% and not higher than 50% of the Company’s net income in 2004 and for future years. In addition, the Company’s shareholders approved a dividend equal to approximately 38% of the Company’s 2004 net income.

     Because we did not generate sufficient income in 2002 or 2003 for the payment of the minimum annual dividend of 30% of net income we did not pay a dividend with respect to the 2002 or 2003 fiscal years

Significant Changes

     There have been no significant changes since the date of Terranova's most recent financial statements.

Item 9. The Offer and Listing

Stock Price History

     The table below shows, for the periods indicated, high and low prices, in Chilean pesos, of our shares of common stock as reported by the Santiago Stock Exchange. Our shares are also traded on the Electronic Stock Exchange of Chile and the Valparaíso Stock Exchange. In connection with the Merger of Terranova S.A. and Masisa S.A., we have applied for and received approval to list our ADSs on the New York Stock Exchange (“NYSE”). Each of our ADSs will represent 50 shares of our common stock. Our ADSs will be listed and begin trading on the NYSE when the shares and ADSs of Masisa S.A. are exchanged for our shares and ADSs. We expect this to occur in July 2005.

	Santiago Stock Exchange

	Ch$ per share(1)

	Terranova Common(2)

	High	Low

2000	97.64	52.07
2001	62.92	39.06
2002	79.20	50.99
2003	78.11	62.92
2004	156.00	64.01

2003
1st Quarter	78.11	65.09
2nd Quarter	78.11	64.88
3rd Quarter	70.52	62.92
4th Quarter	72.25	64.01

2004
1st Quarter	71.60	64.01
2nd Quarter	83.75	69.43
3rd Quarter	138.90	83.50
4th Quarter	156.00	140.01

2005
First Quarter	155.20	132.40

2004
December	149.00	140.01

2005
January	142.50	132.40
February	146.00	140.00
March	155.20	142.00
April	150.00	138.00
May	140.50	123.99
____________________________________
Sources: Santiago Stock Exchange—Official Quotation Bulletin, NYSE.
(1)	Chilean pesos are reflected at historical values and therefore are not adjusted to reflect changes in purchasing power.
(2)	Terranova’s stock price prior to May 2004 reflects the price of Terranova’s predecessor Forestal Terranova S.A., adjusted for the exchange ratio of 4.61 shares of Terranova for each share of Forestal Terranova exchanged in the merger of Forestal Terranova into Terranova on October 31, 2003. For more information on the merger and reorganization of Terranova, see “Item 4. Information on the Company—History and Development of the Company.”

Markets

     The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange, had a market capitalization of approximately US$116.1 billion as of December 3l, 2004 and an average monthly trading volume of approximately US$992.3 million for 2004. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 46 shareholders. As of December 31, 2004, 239 share series were listed on the Santiago Stock Exchange. The Santiago Stock Exchange accounts for approximately 82% of all amounts traded in Chile.

     Equity, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a futures market with two instruments: U.S. dollars futures and Selective Share Price Index (“IPSA”) futures. In 1994, the Santiago Stock Exchange initiated an option market. Regarding securities, they are traded primarily through an electronic system of trade, called Telepregón, which operates from 9:30 a.m. to 4:30 p.m. The Electronic Stock Exchange of Chile operates continuously from 9:30 a.m. to 4:30 p.m. on each business day.

     The three main share price indices for the Santiago Stock Exchange are the General Share Price Index (the “IGPA”), the IPSA and the Inter-10. The IGPA is calculated using the prices of 158 issues and is broken into five main sectors (although there are 15 sectors in total): banks and finance, farming and forest products, mining, industrials and miscellaneous. The IPSA is a major company index, currently including the Exchange’s 40 most active stocks. Shares included in the IPSA are weighted according to the value of shares traded and account for more than 80% of the entire market capitalization. The Inter-10 corresponds to the quarterly l0 most active Chilean ADRs. Masisa’s stock is included in both the IGPA and the IPSA. Terranova’s stock is included in the IGPA. In addition, there are two main share price indices for the Electronic Stock Exchange, the Global Index and the ADRIAN. The Global Index is composed of the 42 shares most representative of the Chilean economy and are integrated by four industrial sectors: electricity, services, industry and natural resources. The ADRIAN incorporates all the Chilean ADRs.

     Approximately 17% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market which was created by banks and non-member brokerage houses. The remaining 1% of equity is traded on the Valparaíso Stock Exchange.

Item 10. Additional Information

Memorandum and Articles of Association

     Set forth below is certain information concerning Terranova S.A.’s capital stock and a brief summary of certain significant provisions of its estatutos (the “Bylaws”) and Chilean law. This description does not purport to be complete and is qualified in its entirety by reference to the Bylaws, which are filed as Exhibit 1 to this Annual Report.

Organization and Register

     We are a publicly held stock corporation (sociedad anónima abierta) organized under the laws of Chile and have an indefinite corporate duration. We were incorporated by a public deed dated July 17, 1996, an abstract of which was published in the Diario Oficial de la República de Chile No. 15,109 (Official Gazette of Chile No. 15.109) on August 10, 1996. This publication is recorded on page 19,525 No. 15,190 of the Registro de Comercio de Santiago (Commercial Registry of Santiago) for the year 1996. Our corporate purpose, as stated in our Bylaws, is broadly defined to include the production and sale of wood products, as more fully set forth in the Third Article of our Bylaws.

Shareholder Rights

     Shareholder rights in Chilean companies are governed generally by a company’s bylaws (which effectively serve the purpose of both the articles, or certificate, of incorporation, and the bylaws of a United States company).

Additionally, the Chilean Corporations Law governs the operation of Chilean companies and provides for certain shareholder rights.

     Shareholder rights can be amended through an agreement adopted in an Extraordinary Shareholders Meeting, which shall subsequently agree upon the corresponding amendment to the bylaws. However, there are certain provisions of Chilean law that cannot be waived by the shareholders.

     The Chilean securities markets are principally regulated by the Superintendencia de Valores y Seguros (the Chilean Securities and Insurance Commission) (“SVS”) under the Securities Market Law and the Chilean Corporations Law. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors. The Chilean Corporations Law clarifies rules and requirements for establishing publicly held stock corporations while eliminating government supervision of privately held companies. The Securities Market Law establishes requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.

     Under Articles 12 and 54 and Title XV of the Securities Market Law, certain information regarding transactions in shares of publicly held corporations must be reported to the SVS and the Chilean exchanges on which such shares are listed. Holders of shares of publicly held corporations are required to report to the SVS and the Chilean exchanges:

  any acquisition or sale of shares that results in the holder’s acquiring or disposing of 10% or more of the corporation’s capital; and

  any acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of the corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

     Persons or entities intending to acquire control of a publicly held corporation are also required to inform the public in advance through a notice published in a Chilean newspaper, which must disclose the price and conditions of any negotiations. Prior to such publication, a written communication to such effect must be sent to the SVS and the Chilean exchanges.

     Chilean law does not contain any provision that discriminates against shareholders or prospective shareholders who own a substantial number of shares. However, a special public offering procedure applies should the controlling shareholder of a company decide to increase its stock in the company, according to which the offer must be made to all shareholders on a pro rata basis in proportion to their respective stock.

Capitalization

     Under Chilean law, a corporation increases its capital as soon as the shareholders authorize both the capital increase and the issuance of new stock, provided that the minutes of the corresponding shareholders meeting are put into a public deed, and an abstract of said deed is published in the Official Gazette and registered in the Commercial Registry corresponding to the company’s domicile. In addition, in the case of publicly held stock corporations, the new shares must be registered in the Securities Registry of the SVS before they may be offered to the public. When a shareholder subscribes for shares, the shares are transferred to such shareholder’s name, and the shareholder is treated as a shareholder for all purposes, except receipt of dividends, unless otherwise stipulated in the bylaws of the corporation. The shareholder becomes eligible to receive dividends once such shareholder has paid for the shares. If a shareholder does not pay for shares for which such shareholder has subscribed on or prior to the date agreed upon for payment, the corporation is entitled to auction the shares on the stock exchange, and has a cause of action against the shareholder for the difference between the subscription price and the price received at auction. However, until such shares are sold at auction, the shareholder continues to exercise all the rights of a shareholder (except the right to receive dividends). Authorized shares which have not been paid for within the period ending three years from the date when the capital increase agreement was made at the shareholders’ meeting, are deemed cancelled under Chilean law and are no longer available for sale by the Chilean corporation. At that time, the capital of the corporation is automatically reduced to the amount effectively paid within such period.

     The Bylaws authorize a single series of common stock, without par value.

Director Requirements

     Our Bylaws require the board to consist of seven directors. The entire board is elected every three years. There is no requirement that a director be a stockholder of Terranova.

     Our Bylaws do not contain any provision regarding a mandatory retirement age for directors, nor does Chilean law contain any provision in this respect.

     According to Chilean Corporations Law, a company can only execute transactions wherein one or more directors have a personal interest or is acting on behalf of a third party if the transaction is previously known to and approved by the Board, which will do so only when the terms of such transaction are similar to those prevailing in the market. Board agreements thereto must be informed in the next shareholders meeting. For this purpose, the law assumes that a director has an interest in any transaction in which he or she intervenes personally or through his or her spouse or relatives up to second degree (brothers or sisters, parents, grandparents, sons or daughters and grandsons or granddaughters); or through the companies or partnerships in which the director owns more than 10% of their capital; or through the companies or partnerships wherein any of the aforementioned persons is a director, or directly or indirectly own more than 10% of its capital; or if the director acts as attorney-in-fact of the company’s counterpart; or if the director or his or her related parties act as counsel in connection with the transaction.

     If the transaction wherein the director has an interest involves a relevant amount (more than 1% of the company’s equity) and the Board considers that it is not possible to determine if it is an arm’s-length transaction, the Board may approve or reject the execution of the transaction, with the abstention of the interested director, or appoint two independent evaluators. The evaluators’ report shall be made available to the shareholders. If shareholders representing at least 5% of the company’s voting stock consider that the transaction is not in the company’s best interest, or if the evaluators’ report differ considerably, they may request that the Board call for an Extraordinary Shareholders Meeting in order to approve or reject the execution of such transaction, in the former case by at least 2/3 of the company’s voting stock. The related party that intends to carry out the operation with the company must provide to the Board all relevant information pertaining to such operation.

     Any of our borrowings by a director is treated under Chilean law as a related party transaction and is subject to the rules set forth above.

     Pursuant to the Chilean Corporations Law, if the bylaws of a company establish compensation for directors, such compensation must be agreed to in a Shareholders Meeting. Our Bylaws establish that the directors will be compensated in an amount determined by the Annual Shareholders Meeting, notwithstanding the right of the Board to agree to compensate a director for the performance of any other duty different from his or her duty as a director.

Preemptive Rights and Increases of Share Capital

     The Chilean Corporations Law grants certain preemptive rights to shareholders of all Chilean companies. The Chilean Corporations Law generally requires Chilean companies to offer to shareholders the right to purchase a sufficient number of shares or convertible securities to maintain their existing ownership percentage in the company whenever it issues new shares or convertible securities.

Dividend and Liquidation Rights

     In accordance with Chilean law, Terranova must distribute mandatory cash dividends of 30% of its consolidated net income calculated in accordance with Chilean GAAP unless otherwise decided by a unanimous vote of the holders of the Shares. See “—Dividends.”

     At our option, the portion of any dividend which exceeds the mandatory limits established pursuant to Chilean law may be paid in cash, in our shares or in shares of corporations owned by us. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

     Those dividends not collected by the shareholders entitled thereto within 5 years as of payment date, must be donated by us to the Chilean Firemen Corps.

     In the event of a liquidation of our company, the holders of fully paid shares of common stock would participate in the assets available after payment of all creditors in proportion to the number of shares held by them.

Shareholders’ Meetings and Voting Rights

     We hold our annual meeting of the shareholders (an “Annual Shareholders’ Meeting”) during the first fourth months of each year. Extraordinary meetings (an “Extraordinary Shareholders Meeting”) may be called by the board of directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS. Notice to convene the Annual Shareholders’ Meeting or an Extraordinary Meeting is given by means of a notice in a newspaper published in Terranova’s corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner. Notice must also be mailed to each shareholder and given to the SVS 15 days in advance of the meeting.

     The quorum for a shareholders’ meeting is established by the presence, in person or by power of attorney, of shareholders representing at least the absolute majority of our issued voting shares; if a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. However, if a shareholders’ meeting is called for the purpose of:

  considering a change of our organization, merger or division,

  an amendment to the term of duration or early dissolution,

  a change in our corporate domicile,

  a decrease of our corporate capital,

  approval of capital contributions in assets other than cash and their assessments,

  modification of the authority reserved to shareholders meetings or limitations on the Board of Directors,

  reduction in the number of members of our Board of Directors,

  the sale, transfer or disposition of 50% or more of assets, either including or excluding its corresponding liability, or the formulation or modification of any business plan which contemplates the sale, transfer or disposition of our assets in such amount, the form of distributing corporate benefits,

  a guaranty by us of liabilities of any third party other than a subsidiary, in an amount exceeding 50% of our total assets,

  our purchase of our issued stock in accordance with articles 27A and 27B of Law No. 18,046,

  the amendment of any formal defects in our bylaws which may nullify our incorporation,

  the approval of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation, or other matters as may be set forth in our bylaws.

The vote required at such meeting is a two-thirds majority of the issued common stock.

     Chilean law does not require a publicly-held Chilean company to provide the level and type of information that United States securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. Under Chilean law, a notice of a shareholders’ meeting listing the matters to be addressed must be mailed to shareholders and the SVS not fewer than 15 days prior to the date of a meeting. In cases of an Annual Shareholders’ Meeting, an annual report of our activities, which includes our audited financial statements, must also be mailed to shareholders.

     The Chilean Corporations Law provides that whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include within the materials dispatched by the board of directors to shareholders, the comments and proposals of such shareholders in relation to the company’s affairs. Similarly, the Chilean Corporations Law provides that whenever the board of directors of a publicly held company convenes a meeting of shareholders and solicits proxies for the meeting, information supporting its decisions or other similar materials, it is obligated to include the pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who request that such comments and proposals be so included.

     Only shareholders registered as such with Terranova at least five business days prior to the date of a shareholders meeting are entitled to attend and vote their shares. A shareholder may appoint by power of attorney another individual (who need not be a shareholder) as his attorney-in-fact to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders meeting shall have one vote for every share subscribed.

Right of Dissenting Shareholders to Tender Their Shares

     The Chilean Corporations Law provides that upon the adoption at an Extraordinary Shareholders Meeting of any of the resolutions enumerated below, dissenting shareholders acquire the right to withdraw from a Chilean company and to compel that company to repurchase their shares, subject to the fulfillment of certain terms and conditions.

     “Dissenting” shareholders are defined as those which vote against a resolution which results in the withdrawal right, or if absent at such a meeting, those who state in writing to the company their opposition to the respective resolution. Dissenting shareholders must perfect their withdrawal rights by tendering their stock to the company within 30 days of the resolution (except in the case of pension fund shareholders as discussed below).

     The price paid to a dissenting shareholder of a publicly-held company for such shares is the weighted average of the closing sales prices for the shares as reported on the stock exchanges for the two-month period preceding the event giving rise to the withdrawal right.

The resolutions that result in a shareholder’s right to withdraw are the following:

  the transformation of Terranova into a different type of legal entity;

  the merger of Terranova with or into another company;

  the disposition of 50% or more of our assets, whether or not that sale includes our liabilities or the proposal or amendment of any business plan involving the transfer of more than 50% of our assets;

  the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of our assets, except with regard to our subsidiaries;

  the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the right to withdraw only accrues to the dissenting shareholder of the class or classes of shares adversely affected;

  the amendment of our bylaws to correct any formal defect in our incorporation, or any amendment of our bylaws that grants a shareholder a right to withdraw;

  the approval by our shareholders of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation; and

  any other causes as may be established by Chilean law and our bylaws (our bylaws currently do not establish any instances).

In addition, shareholders of a publicly held corporation, such as Terranova, have the right to withdraw if a person acquires 2/3 or more of the outstanding voting stock of the company (except in the event the company reduces its capital as a result of not having fully subscribed and paid an increase of capital within the statutory term) and does not make a tender offer for the remaining shares within 30 days of that acquisition at a price not lower than the price that would be paid shareholders exercising their rights to withdraw.

Material Contracts

     Masonite International Corporation exclusively distributes our solid wood doors in the United States pursuant to an agreement entered into between our predecessor, Forestal Terranova and Premdor Inc. ("Premdor"), dated December 1, 2000 (the "Masonite Agreement"). The Masonite Agreement has an initial term of five years. Under the Masonite Agreement, we and Premdor have agreed to work together to develop new markets, new products, share technologies and eliminate redundant costs in connection with the distribution of the products covered by the agreement. These products include forest products we manufacture, which can be used by Premdor in its door and entry system business and may also include other millwork products purchased by Premdor's customer base, such as mouldings. The prices of the products covered by the Masonite Agreement are subject to agreements between us and Premdor and are reviewed from time to time. Currently, the prices of the products are covered by a side letter to the Masonite Agreement, dated January 12, 2001 (the "Masonite Side Letter"). Under the Masonite Side Letter, Premdor will purchase 100% of our production of pine stile and rail panel and french doors, except for the number of such doors that we need for our South American customers and 100% of our pine finger joint split jambs and casing. The Masonite Side Letter sets prices for pine stile and rail panel doors and french doors, according to size, within a range of US$39.25 to US$56.60 per door and states that this pricing plan will be renegotiated in the event that Premdor's selling price to its customers for the doors changes. In addition, the Masonite Side Letter sets the initial prices of pine finger joint split jambs at US$4.95 per pair and of seven foot casing at US$0.76 per piece.

     On January 12, 1989, our subsidiary in Venezuela, Corporación Forestal Imataca, C.A. ("Imataca"), entered into a lease agreement with the Republic of Venezuela (the "Venezuela Lease"), for the lease of a lot of 42,632.90 hectares in the Maturín District of Monagas State, Venezuela. We pay the Republic of Venezuela 213,164.50 bolivares per year as rent for these leased lands. The Republic of Venezuela may adjust the rent every five years. The Venezuela Lease has a term of 50 years and may be extended for an additional 50 years. Under the terms of the lease, we have the right to use, plant and harvest the land.

Exchange Controls

     The Central Bank of Chile, among other things, is responsible for monetary policies and for exchange controls in Chile. As of April 19, 2001, Chapter XXVI of Title I of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile (“Chapter XXVI”) was eliminated and new investments in ADR’s by non-residents of Chile, are now governed by Chapter XIV of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile (“Chapter XIV”). According to the new regulations, such investments must be carried out through Chile’s Mercado Cambiario Formal (the “Formal Exchange Market”) and reported to the Central Bank of Chile. Foreign investments may still be registered with the Foreign Investment Committee under Decree-Law 600 of 1974, as amended (“Decree-Law 600”), and obtain the benefits of the contract executed under Decree-Law 600.

     Notwithstanding these new foreign exchange regulations of the Central Bank and the elimination of Chapter XXVI, the ADSs representing shares of common stock of Masisa are the subject of and regulated by a contract dated June 16, 1993 (the “Foreign Investment Contract”) among the Depositary, Masisa and the Central Bank, pursuant to Article 47 of the Central Bank Act and the regulations of Chapter XXVI, which was incorporated in the Foreign Investment Contract and addresses the issuance of ADSs by Chilean corporations. Under the Foreign Investment Contract, investors are granted access to the Formal Exchange Market for the purpose of converting amounts from pesos to dollars and repatriating from Chile amounts received with respect to deposited shares of common stock or shares of common stock withdrawn from deposit or the surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and rights arising therefrom). After completion of the merger of Masisa with and into Terranova, with Terranova continuing after the merger as the surviving company, holders of Masisa ADSs will have the right to receive Terranova ADSs and the provisions of the Chapter XXVI and the Foreign Investment Contract will no longer be applicable to the former holders of Masisa ADSs. Thereafter, all holders of Terranova ADSs will be subject to the new regulations of the Chapter XIV.

     Under Chapter XIV, foreign currency payments or remittances to parties abroad (outside of Chile) or made with funds held abroad, that correspond to the capital, interest, inflation adjustments, profits and other benefits in connection to the Terranova ADSs shall be reported to the Central Bank of Chile and shall take place through the Formal Exchange Market.

Taxation

Material United States Tax Consequences

     The following discussion is a description of the United States tax consequences to a U.S. Holder (as defined below) of the ownership of Terranova shares or ADSs. This discussion:

does not purport to be an analysis of all the potential tax consequences that may be important to a Holder (as defined below) based on the Holder's particular tax situation;

is based on the current provisions of the United States Internal Revenue Code of 1986, as amended, which we refer to as the "Internal Revenue Code", the existing applicable United States federal income tax regulations promulgated or proposed under the Internal Revenue Code, which we refer to as the "Treasury Regulations", judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect;

is applicable only to "Holders" who hold the Terranova common stock or ADSs as capital assets for U.S. federal income tax purposes;

does not describe all of the U.S. tax consequences that may be relevant to Holders in light of their particular circumstances or to Holders subject to special rules, such as:

banks, thrifts, regulated investment companies or other financial institutions;

insurance companies;

tax-exempt entities;

pension funds;

brokers, dealers and certain traders in securities or foreign currency, or traders that elect to mark- to-market their securities;

persons holding the shares or ADSs as part of a position in a constructive sale transaction, a risk reduction transaction or other integrated transaction for U.S. federal income tax purposes;

individuals subject to special rules as a result of the termination of their U.S. citizenship or residency;

Holders subject to the alternative minimum tax;

corporations that accumulate earnings in order to avoid U.S. federal income tax;

  U.S. Holders that have a functional currency that is not the U.S. dollar;

  partnerships and other pass-through entities for U.S. federal income tax purposes that hold the shares or ADSs and investors holding interests in such partnerships or pass-through entities;

  does not discuss any possible applicability of any state, local or non-U.S. taxes; and

  does not discuss any reporting requirements of or other consequences under the Treasury Regulations relating to certain tax shelter transactions.

     We have not sought and will not seek any rulings from the Internal Revenue Service with respect to any matter discussed herein. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax characterizations and tax consequences set forth below.

     Holders are urged to consult with their own tax advisors concerning the U.S. federal, state, local and non-U.S. income and other tax consequences of the ownership of Terranova shares or ADSs.

     As used herein, the term "U.S. Holder" means a Holder that, for U.S. federal income tax purposes, is:

  a citizen or individual resident of the United States;

  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust if a court within the United States is able to exercise primary supervision over the trust's administration, and one or more "United States persons" (as defined in section 7701(a)(30) of the Internal Revenue Code) have the authority to control all of the substantial decisions of that trust.

     Notwithstanding the preceding sentence, certain electing trusts in existence on August 20, 1996 that were treated as United States persons prior to such date may also be treated as U.S. Holders.

     If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a Holder of Terranova common stock or ADSs, then the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Persons that are partners of a partnership holding shares or ADSs should consult their own tax advisors.

     Holders are urged to consult their own tax advisors with respect to the application of the U.S. income tax laws to their particular situations, as well as any tax consequences arising under the laws pertaining to any other U.S. tax, the laws of any state, local or non-U.S. taxing jurisdiction and any applicable treaty.

U.S. Tax Consequences of Ownership of Terranova Shares or ADSs by U.S. Holders

     The U.S. Treasury Department has expressed concern that depositaries for American Depositary Receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Chilean taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

     Taxation of Dividends. The gross amount of cash distributions or property distributions (other than certain distributions, if any, of Terranova shares or ADSs distributed pro rata to all of Terranova's shareholders, including Holders of ADSs) with respect to Terranova shares or ADSs, to the extent paid out of current or accumulated earnings and profits of Terranova (as determined under U.S. federal income tax principles), including the net amount of the Chilean withholding tax withheld on the distribution (after taking into account the credit for Chilean corporate income tax (the "First Category Tax

     ")), will be included as a dividend in the gross income of a U.S. Holder of Terranova shares or ADSs as ordinary income when the dividends are received by the depositary or the Holder, as the case may be. Such distributions will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code. To the extent, if any, that the amount of any distribution by Terranova exceeds its current or accumulated earnings and profits as determined under U.S. federal income tax principles, such distribution will be treated first as a tax-free return of the U.S. Holder's adjusted tax basis in its shares or ADSs and, thereafter, as capital gain. Terranova does not maintain calculations of its earnings and profits for U.S. federal income tax purposes.

     Eligible dividends received by a non-corporate U.S. Holder in tax years beginning on or before December 31, 2008 in respect of shares or ADSs will generally be taxed at a special reduced rate, provided that certain requirements are met, including a requirement that the U.S. Holder hold the shares or ADSs, as applicable, for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date.

     Dividends paid in Chilean pesos will be included in the income of a U.S. Holder in a U.S. dollar amount, regardless of whether the payment is in fact converted into U.S. dollars, calculated by reference to the exchange rate in effect on the day they are received by the depositary or the Holder, as the case may be. U.S. Holders are urged to consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Chilean pesos received that are converted into U.S. dollars on a date subsequent to receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. The Chilean withholding tax (after taking into account the credit for the First Category Tax) will be treated as a foreign income tax that a U.S. Holder may elect to deduct in computing its income tax or, subject to certain complex limitations and conditions generally applicable to foreign tax credits under the Internal Revenue Code, to credit against its U.S. federal income tax liability. Dividends generally will constitute foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income," which may be relevant for purposes of determining a U.S. Holder's foreign tax credit limitation. U.S. Holders are urged to consult their own advisors concerning the availability of, and limitations on, any such foreign tax credits in light of their particular circumstances.

     Taxation of Capital Gains. Upon the sale, exchange or other disposition of Terranova shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount of cash or fair market value of property received for the shares or ADSs and such U.S. Holder's adjusted tax basis (determined in U.S. dollars) in such shares or ADSs at the time of disposition. Any such gains or losses generally will be long-term capital gains or losses if the U.S. Holder has held the shares or ADSs as capital assets for more than one year at the time of disposition. Long-term capital gains recognized by an individual U.S. Holder generally will be subject to a reduced rate of tax. The deductibility of capital losses is subject to limitations.

     Chilean taxes imposed on a sale or other disposition of Terranova shares or ADSs, net of any refund available to the U.S. Holder, generally will be treated as foreign income taxes eligible for credit against a U.S. Holder's U.S. federal income tax liability. Gain realized by a U.S. Holder on a sale or other disposition of Terranova shares or ADSs generally will be treated as U.S. source income. Because a U.S. Holder generally may not use a foreign tax credit to reduce its U.S. federal income tax liability in respect of its U.S. source income, in the case of a disposition of shares (which, unlike a disposition of ADSs, would be taxable in Chile), such U.S. Holder generally will not be able to utilize foreign tax credits in respect of Chilean tax imposed on such a disposition unless such Holder has other income from foreign sources, in the appropriate category, for purposes of the foreign tax credit limitation rules. U.S. Holders are urged to consult their tax advisors regarding the application of the foreign tax credit limitation rules to their investment in and disposition of the Terranova shares.

     Deposits and withdrawals of common stock by U.S. Holders in exchange for ADRs will not result in the realization of gains or losses for U.S. federal income tax purposes.

U.S. Backup Withholding Tax and Information Reporting Requirements

     U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate Holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or other disposition of, shares of common stock or ADSs made within the United States to a Holder of shares or ADSs (other than an "exempt recipient," including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons).

     A payor will be generally required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States to a Holder (other than an "exempt recipient"), if such Holder fails to furnish its correct taxpayer identification number and certain other information or otherwise fails to comply with the backup withholding tax requirements. The current backup withholding tax rate is 28 percent. Amounts withheld as backup withholding are allowable as a credit against the Holder's U.S. federal income tax upon furnishing certain required information to the Internal Revenue Service.

Material Chilean Tax Consequences

     The following discussion is a description of the Chilean tax consequences of the ownership of Terranova shares or ADSs to a holder who is not domiciled in or resident of Chile or a legal entity that is not organized under Chilean law and does not have a permanent establishment in Chile (a "Foreign Holder").

For purposes of Chilean tax law, an individual is a resident of Chile if he has resided in Chile either more than six months in one calendar year; or

  a total of more than six months, in two consecutive tax years.

     Under Chilean law, certain provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean taxes may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations. Chilean tax authorities may, however, change such rules, regulations and interpretations prospectively. There is no general income tax treaty between Chile and the United States.

This discussion:
  is based upon the tax laws of Chile as in effect on the date of this registration statement, including applicable regulations and rulings, and including ruling No. 324 of January 29, 1990 of the Chilean tax administration; and

  is not intended as Chilean tax advice to any particular Foreign Holder, which can be rendered only in light of its particular circumstances, and does not purport to be a complete analysis of the potential Chilean tax consequences that may be important to a Foreign Holder based on that Foreign Holder's particular tax situation or circumstances.

     We have not sought and will not seek any rulings from the Chilean tax administration with respect to any matter discussed herein. No assurance can be given that the Chilean tax administration would not assert, or that a court would not sustain a position contrary to any of the tax characterizations and tax consequences set forth below.

     Foreign Holders are urged to consult with their own tax advisors concerning the Chilean tax consequences of the ownership of Terranova shares or ADSs.

Chilean Tax Consequences of Ownership of Terranova Shares or ADSs by Foreign Holders

     The following discussion contains a description of the material Chilean Tax Consequences relevant to the purchase, ownership and disposition of Terranova shares or ADSs by a Foreign Holder. This description is based, in part, on the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

     Taxation of Dividends. Cash dividends paid by Terranova with respect to its common stock or ADSs held by Foreign Holders will be subject to Chile's withholding tax at a rate of 35% (the "Withholding Tax"), unless the dividend is paid out of income exempt from the Withholding Tax. The Withholding Tax must be withheld and paid over to the Chilean Treasury by Terranova. A credit against the Withholding Tax is available in the amount of the First Category Tax actually borne by Terranova on the income paid as a dividend. The basis of the Withholding Tax will be equal to the amount of the cash dividend plus the amount of any available First Category Tax credit.

     The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 17% and a distribution of all of the net proceeds available after payment of the First Category Tax.

Taxable income	100
First Category Tax (17% of US$100)	(17)
Net proceeds available	83
Dividend payment	83
Withholding Tax (35% of the sum of the dividend (US$83) and the
available First Category Tax credit (US$17)	(35)
First Category Tax credit	17
Net dividend received	65

Payable Withholding Tax	(18)

     The tax character of the dividend (taxable or exempt from Withholding Tax) and the amount of any First Category Tax credit will be determined in accordance with the dividend imputation rules contained in Chile's income tax law. Such rules generally provide that dividends are imputed first to the company's oldest profits subject to Withholding Tax, then to any profits exempt from Withholding Tax, and finally to any book-profits in excess of taxable and exempt profits. Terranova did not have retained taxable profits as of December 31, 2004. As a result, while Terranova's current retained-taxable-profits position is sustained, dividends subject to Withholding Tax will not carry any First Category Tax credit.

     Dividend distributions made in property (other than shares of common stock) will be taxed as if a cash dividend in the amount of the fair market value of the distributed property had been paid. Stock dividends are not subject to Chilean taxation upon distribution. The exercise of preemptive rights relating to common stock will not be subject to Chilean taxation. Gains from the sale of preemptive rights relating to common stock will be subject to both the First Category Tax and the Withholding Tax (subject to the credit outlined above).

     Taxation of Capital Gains. Gains realized on the sale, exchange or other disposition by a Foreign Holder of the ADSs (or ADRs evidencing ADSs) will not be subject to any Chilean taxes, provided that such sale, exchange or other disposition occurs outside of Chile. The deposit and withdrawal of common stock in exchange for ADRs is not subject to any Chilean taxes.

     The tax basis of the shares of common stock received in exchange for ADSs will be the acquisition cost of the shares adjusted for the CPI variation between the month preceding the exchange and the month preceding the sale. The valuation procedure set forth in the deposit agreement, which values shares of common stock that are being exchanged at the highest reported sale price at which they trade on the Santiago Stock Exchange on the date the exchange is recorded on the books of the Company, will determine the acquisition cost for this purpose. Consequently, the conversion of ADSs into common stock and the same-day sale of such common stock for the value established under the deposit agreement will not generate a taxable capital gain in Chile.

     Gain recognized on a sale or exchange of common stock (as distinguished from a sale or exchange of ADSs representing such common stock) held by Foreign Holders will be subject to Chilean income taxes at an effective rate of 35% if either the Foreign Holder has held the common stock for less than one year, counted from the date of acquisition of such common stock or since exchanging the ADSs for such common stock,

  the Foreign Holder acquired and disposed of the common stock in the ordinary course of its business or as a regular trader of shares, or the sale is made to a related entity.

     Otherwise, gain on the sale or other disposition of common stock will be subject generally to the First Category Tax as a sole income tax, currently imposed at a rate of 17%.

     In certain cases and provided certain requirements are met, capital gains realized on the sale of actively traded stock of Chilean public companies may be exempt from Chilean income taxes. The stock of Terranova is currently considered an actively traded stock in the Santiago Stock Exchange, and Foreign Holders of the stock may qualify for an income tax exemption. Foreign Holders are urged to consult with their own tax advisors to determine whether an exemption applies to them.

Other Chilean Taxes.

     There are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a Foreign Holder, but such taxes may apply to transfers from inheritance, gifts or successions if the transferor acquired the ADSs with Chilean-source resources. There are no Chilean stamp, issue, registration or similar taxes or duties payable by a Foreign Holder of common stock or ADSs.

Chilean Withholding Tax Certificates.

     Upon request, Terranova will provide to Foreign Holders appropriate documentation evidencing the payment of the Withholding Tax (net of applicable First Category Tax).

Documents on Display

     We are subject to the information requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers, and accordingly we file or furnish reports, information statements and other information with the U.S. Securities and Exchange Commission. These reports and other information filed by us can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public reference room of the U.S. Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the U.S. Securities and Exchange Commission’s Regional Offices located at 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. These reports and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     Our SEC filings and submissions are also available from commercial retrieval services and, with respect to filings and submissions made after November 2002, may be obtained over the Internet at the website maintained by the SEC at www.sec.gov.

     As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and from the short-swing profit recovery rules of Section 16 of the Exchange Act, although the rules of the New York Stock Exchange may require us to solicit proxies from our shareholders under some circumstances.

Summary of significant differences between the Company’s corporate governance practices and the NYSE’s Corporate Governance Standards

     A general summary of the significant differences between the corporate governance practices followed by the Company under Chilean Law and guidelines and those required by the listing standards of the New York Stock Exchange (“NYSE”) for U.S. companies that have common stock listed on the NYSE may be found only on the Company’s website at www.masisa.com.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Qualitative Disclosure

     We are subject to the market risk that losses could occur in the values of financial instruments from fluctuations in interest rates, foreign currency exchange rates and commodity prices. We are exposed to these risks in the normal course of our business due to our use of certain financial instruments and transactions in various foreign currencies. Based on current market conditions, our Chief Executive Officer and Chief Financial Officer establish policies for new loans, derivative contracts, time deposits, marketable securities and securities with resale agreements and policies.

     New long-term loans for financing new investments, or refinancing existing long-term loans, must be approved by the Company's Board of Directors. In each country where we have operations, management is able to incur new short-term loans to finance working capital needs in the normal course of business. Intercompany loans between our subsidiaries, or within our subsidiaries, are settled with fixed interest rates, on a case-by-case basis.

     Our Chief Executive Officer and Chief Financial Officer from time to time establish policies to manage our financial risk. Hedging interest rate exposure and foreign currency risk through the use of derivative contracts is specifically considered for purposes of managing such risks. Derivative instruments, such as swaps or cross currency contracts, which are based directly or indirectly upon interest rates and currencies, are used by the Company to manage and reduce the risk inherent in currency and interest rate fluctuations. We do not utilize derivative instruments for speculative purposes. Interest rate swap instruments utilized are transaction-specific so that a specific debt instrument or contract determines the amount, maturity and other terms of the hedge while currency instruments are either transaction specific or based on anticipated cash flows from operations.

Quantitative Disclosure

Interest Rate Risk

Our primary interest rate risk exposures arise from our U.S. dollar long-term fixed rate bank borrowings and private placement, our bond liabilities denominated in UF and other variable long-term liabilities. Assuming other factors are held constant, interest rate changes generally affect the fair value of fixed rate debt, but do not impact the carrying value, earnings or cash flows. Of our long-term interest bearing debt, as of December 31, 2004, 52.1 % was fixed rate debt and 47.9% was variable compared to 44.2% and 55.8 % for the year ended 2003. We have entered into several interest rate swaps on a portion of our variable debt for a total notional amount of US$69.6 million. At December 31, 2004, the fair value of our swaps resulted in a liability of US$1.3 million. The following table provides information as of December 31, 2004 about our interest-earning assets and liabilities, including our long-term debt, our bonds and our private placement with U.S. insurance companies and other institutional in vestors, which are sensitive to changes in interest rates, based upon their respective contractual maturity dates.

								Estimated fair Market Value

(Amounts in thousands of US$)	2005	2006	2007	2008	2009	Thereafter	Total
INTEREST EARNING ASSETS
US$ denominated fixed rate (short and long term):
Time deposits	43,586	—	—	—	—	—	43,586	43,586
Weighted average interest rate	2.0%

Chilean peso denominated
Marketable securities	1,265	—	—	—	—	—	1,265	1,265
Weighted average interest rate	3.0%

Venezuelan Bolivares denominated:
Time deposits	553	—	—	—	—	—	553	553
Weighted average interest rate	3.5%

INTEREST BEARING LIABILITIES

Fixed Rate: (1)
Chilean peso UF denominated bank debt	1,414	2,648	—	—	—	—	4,062	5,555
Weighted average interest rate	6.7%

Bonds and other long-term Borrowings:
Chilean peso – UF denominated	15,600	46,601	46,601	46,601	32,103	65,779	253,286	261,677
Weighted average interest rate	5.2%

Private Placement, Bonds and other long-
term Borrowings – US$	9,433	9,000	9,000	39,000	—	—	66,433	67,034
Weighted average interest rate	6.7%

Variable Rate:
US$ denominated bank debt	92,283	67,107	55,711	55,739	8,980	—	279,820	279,820
Weighted average interest rate	3.7%

Venezuelan Bolivares bank debt	17,791	—	—	—	—	—	17,791	17,791
Weighted average interest rate	17.8%

DERIVATIVE CONTRACTS

Interest rate Swaps US$ (2)
Pay fixed, receive variable (6M Libor)
Amounts to be paid	2,867	967	—	—	—	—	3,834	1,464
Weighted average interest fixed rate	4.7%
Expected amounts to be received	1,657	683	—	—	—	—	2,339
Weighted average variable rate expected	3.3%

Cross Currency Swaps (3)
Pay USD, receive UF
Amounts to be paid	8,445	7,382	5,460	3,538	1,616	568	27,008
Weighted average interest fixed rate USD	6.5%
Expected amounts to be received	6,934	6,280	4,813	3,240	1,557	574	23,398	8,378
Weighted average variable fixed rate UF	4.9%

Pay MXN receive USD (3)
Amounts to be paid	2,439	2,317	1,829	1,341	854	366	9,145	460
Weighted average interest fixed rate MXN	11.8%
Expected amounts to be received	1,240	1,178	930	682	434	186	4,650
Weighted average interest fixed rate USD	6.2%
____________________________________
(1)	The UF – dollar exchange rate differs from the Chilean peso dollar exchange rate in that the UF automatically adjusts in accordance with Chilean inflation.

(2)
The fair value of swaps is determined based on bank confirmations. The related expected payments and receipts were determined based on these fair values utilizing a weighted average variable rate expected to match this fair value.

(3)
Amounts were calculated utilizing the fair value of the swap contract as determined by the bank and the exchange rate of the related currency against the US dollar as published by the Central Bank of Chile at December 31, 2004.

Foreign Currency Risk

      We are subject to foreign currency exchange rate risks associated with assets and liabilities and transactions in currencies other than our functional currency. We periodically enter into foreign exchange contracts when deemed necessary to “hedge” or offset the risk of loss due to currency fluctuations of assets and liabilities and transactions denominated in foreign currencies. When hedging foreign currency exposures, our practice is to hedge such exposures with foreign exchange forward contracts denominated in the same currency and with similar critical terms as the underlying exposure, and therefore, the instruments are effective at generating offsetting changes in the earnings and fair value. Additionally, a portion of our subsidiaries’ operating revenues and assets and liabilities are in currencies that differ from our functional currency. However, since both their operating revenues and expenses are in the same currency, this creates a partial natural hedge. The following table summarizes the financial instruments, as well as assets and liabilities, denominated in the stated currencies we hold as of December 31, 2004, based upon their respective contractual maturity dates:

								Estimated fair
(Amounts in thousands of US$)	2005	2006	2007	2008	2009	Thereafter	Total	Market Value
ASSETS

Chilean Peso	86,582						86,582
Mexican Peso	33,652						33,652
Venezuelan Bolivar	19,230						19,230
Other currencies non US Dollar	56,113						56,113

LIABILITIES

Chilean Peso (excluding debt)	44,440						44,440
Mexican Peso	12,210						12,210
Venezuelan Bolivar (excluding debt)	24,297						24,297
Other currencies non US Dollar	18,660						18,660

Chilean peso UF denominated bank debt (1)	1,414	2,648	—	—	—	—	4,062	5,555
Weighted average interest rate	6.7%

Bonds and other long term Borrowings:
Chilean peso – UF denominated	15,600	46,601	46,601	46,601	32,103	65,779	253,289	261,677
Weighted average interest rate	5.2%

Venezuelan Bolivar bank debt	17,791	—	—	—	—	—	17,791	17,791
Weighted average interest rate	17.8%

DERIVATIVE CONTRACTS

Pay USD, receive UF (2)
Amounts to be paid	8,445	7,382	5,460	3,538	1,616	568	27,008
Weighted average interest fixed rate USD	6.5%
Expected amounts to be received	6,934	6,280	4,813	3,240	1,557	574	23,398	8,378
Weighted average variable fixed rate UF	4.9%

Pay MXN receive USD (2)
Amounts to be paid	2,439	2,317	1,829	1,341	854	366	9,145	460
Weighted average interest fixed rate MXN	11.8%
Expected amounts to be received	1,240	1,178	930	682	434	186	4,650
Weighted average interest fixed rate USD	6.2%

(1)	The UF- dollar exchange rate differs from the peso-dollar exchange rate in that the UF automatically adjusts in accordance with Chilean inflation and is tied in part to the peso-dollar debt.

(2)
Amounts were calculated utilizing the fair value of the swap contract as determined by the bank and the exchange rate of the related currency against the US dollar as published by the Central Bank of Chile at December 31, 2004.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Item 13. Default, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

     We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. As of the end of the period covered by this Annual Report, an evaluation of the effectiveness our disclosure controls and procedures was carried out under the supervision and with the participation our management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the our disclosure controls and procedures are effective as of the end of the period covered by this Annual Report.

     Subsequent to the date of the evaluation referred to above, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     Our Board of Directors has determined that we have at least one “audit committee financial expert,” as defined in Item 16A of Form 20-F, serving on the Audit Committee. Enrique Seguel is the director whom our Board of Directors has determined to be an audit committee financial expert. Mr. Seguel is an independent director. Holders of ADSs should understand that this designation is a disclosure requirement of the SEC related to Mr. Seguel’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Seguel any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

Item 16B. Code of Ethics

     We adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. The code of ethics is available on our website at http://www.masisa.com.

Item 16C. Principal Accountant Fees and Services

     Audit Fees. Fees paid to PricewaterhouseCoopers for the audit of the annual consolidated financial statements included in the our Annual Report on Form 20-F in years ended 2003 and 2004 were US$915,884 and US$1,579,233, respectively.

     Audit-Related Fees. Fees paid to PricewaterhouseCoopers for audit-related services, including consultations regarding the Sarbanes-Oxley Act and other items, were US$37,370 and US$117,996, respectively, for the years ended 2003 and 2004.

     Tax Fees. Fees paid to PricewaterhouseCoopers associated with tax compliance and tax consultation were US$267,955 and US$429,724, respectively, for the years ended 2003 and 2004.

     All Other Fees. Fees paid to PricewaterhouseCoopers for other services, including services related to reorganization of Terranova in 2003, were US$$80,273 and US$47,250, respectively, for the years ended 2003 and 2004.

     Audit Committee Pre-Approval Policies. The Audit Committee has adopted a formal policy on auditor independence requiring the approval by the Audit Committee of all professional services rendered by our independent auditor prior to the commencement of the specified services. The Audit Committee will consider annually and, if appropriate, approve the provision of audit services by our independent auditor and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The Audit Committee will also consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved.

     Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Audit Committee for action by written consent. The Audit Committee has also delegated to the Chair of the Audit Committee the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees up to a maximum for any one non-audit service of $100,000, provided that the Chair shall report any decisions to pre-approve such audit-related or non-audit services and fees to the full Audit Committee at its next regular meeting.

     All of the services described in “Audit-Related Fees,” Tax Fees” and “All Other Fees,” were approved by the Audit Committee in accordance with our formal policy on auditor independence.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     We have applied and have received approval to list our ADSs on the NYSE. As a Chilean company, we are not required to comply with all of the NYSE’s listing standards for audit committees. A comparison of NYSE corporate governance standards, including the standards for audit committees of listed companies, and our corporate governance practices is posted on our website at http://www.masisa.com.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

     During 2004 the Company has not, nor has any “affiliated purchaser” as that term is defined in Exchange Act Rule 10b-18(a)(3), purchased any of the Company’s equity securities that are registered under Section 12 of the Exchange Act.

PART IV

Item 17. Financial Statements

     Our statements have been prepared in accordance with Item 18.

Item 18. Financial Statements

      See pages F-1 through F-68, incorporated herein by reference. The following is an index to the financial statements:

Item 19. Exhibits

     Documents filed as exhibits to this Annual Report:

Exhibit
Number	Description

1
Estatutos of Terranova, which include its Articles of Association (previously filed with the Securities and Exchange Commission as Exhibit 3.1 to our Registration Statement on Form F-4 (File No. 333-123459) filed on March 18, 2005, as subsequently amended, and incorporated by reference herein).

2.1
Form of deposit agreement among Terranova, The Bank of New York and holders from time to time of ADSs issued thereunder, including the form of ADRs representing the ADSs (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-6, File No. 333-123484, filed on March 22, 2005).

4.1
Strategic Alliance Agreement, dated December 1, 2000, between Forestal Terranova S.A. and Premdor Inc. and Letter Agreement, dated January 12, 2001, between Premdor Inc. and Forestal Terranova S.A., previously filed with the Securities and Exchange Commission as Exhibit 10.1 to our Registration Statement on Form F-4 (File No. 333-123459) filed on March 18, 2005, as subsequently amended, and incorporated by reference herein.

4.2
Lease Contract, dated January 12, 1989, between the Republic of Venezuela and Corporación Forestal Imataca, C.A., previously filed with the Securities and Exchange Commission as Exhibit 10.2 to our Registration Statement on Form F-4 (File No. 333-123459) filed on March 18, 2005, as subsequently amended, and incorporated by reference herein.

8.1	List of Terranova’s subsidiaries.

12.1	Certification by Chief Executive Officer of Terranova S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer of Terranova S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished under Section 18 of the Securities Exchange Act of 1934)

Report of Independent Registered Accounting Firm
on
Financial Statement Schedules

To the Board of Directors
Masisa S.A. (formerly known as Terranova S.A.):

Our audits of the consolidated financial statements referred to in our report dated June 6, 2005 appearing in the 2004 Form 20-F also include an audit of the financial statement schedules listed in Schedule II of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers
________________________
Santiago, Chile
June 6, 2005

MASISA S.A. (formerly known as Terranova S.A.)

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Accounts receivable – Reserves

Year Ended	Balance at Beginning of Period	Charge to Costs and Expenses	Amounts Written Off	Exchange Rate Impact	Balance at End of Period

	(thousands of U.S. dollars)

December 31, 2004	4,899	796	(379)	(134)	5,182
December 31, 2003	3,114	954	(212)	1,043	4,899
December 31, 2002 (1)	783	3,100	(469)	(300)	3,114

Notes and accounts receivable from related companies – Reserves

Year Ended	Balance at Beginning of Period	Charge to Costs and Expenses	Amounts Written Off	Exchange Rate Impact	Balance at End of Period

	(thousands of U.S. dollars)

December 31, 2004	0	2,762	(2,762)	0	0
December 31, 2003	0	0	0	0	0
December 31, 2002	0	0	0	0	0
Inventories – Reserves

Year Ended	Balance at Beginning of Period	Charge to Costs and Expenses	Amounts Written Off	Exchange Rate Impact	Balance at End of Period

	(thousands of U.S. dollars)

December 31, 2004	4,930	5,597	(5,035)	6	5,498
December 31, 2003	2,038	6,279	(3,381)	(6)	4,930
December 31, 2002 (2)	1,793	1,045	(603)	(197)	2,038

(1)	Charge to cost and expenses of ThUS$3,100 includes ThUS$2,598 related to beginning balance of Masisa, a subsidiary consolidated as from July 22, 2002. See Note 2 c) to our consolidated financial statements.

(2)	Charge to cost and expenses of ThUS$1,045 includes ThUS$366 related to beginning balance of Masisa, a subsidiary consolidated as from July 22, 2002. See Note 2 c) to our consolidated financial statements.

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2004

CONTENTS

Report of Independent Registered Accounting Firm
Consolidated Balance Sheets at December 31, 2004 and 2003
Consolidated Statements of Income for the three years ended December 31, 2004
Consolidated Statements of Cash Flows for the three years ended December 31, 2004
Notes to the consolidated financial statements

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	A UF (Unidad de Fomento) is an inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month's inflation rate.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Masisa S.A. (formerly Terranova S.A.)

We have audited the accompanying consolidated balance sheets of Masisa S.A. (formerly Terranova S.A.) and its subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2004, all expressed in thousands of United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in both Chile and the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Masisa S.A. (formerly Terranova S.A.) and its subsidiaries at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

/s/ PricewaterhouseCoopers
Santiago, Chile
June 6, 2005

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
ASSETS	2004	2003

	ThUS$	ThUS$
CURRENT ASSETS
Cash	13,126	19,609
Time deposits	44,139	3,584
Marketable securities (Note 4)	1,265	302
Accounts receivable (net) (Note 5)	145,082	114,671
Notes and accounts receivable from related companies (Note 6)	9,290	6,951
Inventories (Note 7)	196,445	179,350
Recoverable taxes (Note 8)	44,621	42,008
Prepaid expenses	10,475	6,651
Deferred taxes (Note 8)	2,673	-
Other current assets (Note 9)	574	60,211

Total current assets	467,690	433,337

PROPERTY, PLANT AND EQUIPMENT (Note 10)
Land and forests	631,299	610,013
Buildings and other infrastructure	220,158	216,322
Machinery and equipment	809,598	798,483
Other	73,945	75,696
Technical reappraisal of property, plant and equipment	7,390	7,390
Less: Accumulated depreciation	(332,182)	(287,802)

Total property, plant and equipment	1,410,208	1,420,102

OTHER ASSETS
Investments in unconsolidated affiliates (Note 11)	3,340	2,007
Investment in foreign subsidiaries	176	108
Goodwill (net) (Note 12)	2,040	2,832
Negative goodwill (net) (Note 12)	(44,959)	(48,284)
Long-term receivables	5,779	2,559
Notes and accounts receivable from related companies (Note 6)	597	3,297
Other assets (Note 13)	35,605	38,493

Total other assets	2,578	1,012

Total assets	1,880,476	1,854,451

The accompanying Notes 1 to 23 are an integral part of these consolidated financial statements.

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY	2004	2003

	ThUS$	ThUS$
CURRENT LIABILITIES
Short-term bank borrowings (Note 14)	48,791	102,099
Current portion of long-term bank borrowings (Note 15)	62,697	104,993
Current portion of bonds and promissory notes (Note 16)	25,034	10,064
Current portion of other long-term borrowings	111	396
Dividends payable	242	270
Accounts payable and sundry creditors	58,317	51,182
Notes and accounts payable to related companies (Note 6)	5,830	2,213
Accrued liabilities (Note 17)	18,480	19,741
Withholdings	6,509	6,559
Deferred taxes (Note 8)	-	2,187
Other current liabilities	2,555	717

Total current liabilities	228,566	300,421

LONG-TERM LIABILITIES
Long-term bank obligations (Note 15)	190,185	200,742
Bonds and promissory notes (Note 16)	294,685	299,711
Deferred taxes (Note 8)	31,151	8,834
Other long-term borrowings	1,308	671
Other long-term liabilities	16,611	8,436

Total long-term liabilities	533,940	518,394

MINORITY INTEREST	339,831	304,989

COMMITMENTS AND CONTINGENCIES (Note 21)	-	-

SHAREHOLDERS' EQUITY (Note 18)
Paid-in capital	583,739	602,117
Other reserves	122,643	113,551
Retained earnings:
Accumulated gains	14,979	39,122
Net income (loss) for the year	56,778	(20,010)
Development stage accumulated deficit	-	(4,133)

Total shareholders’ equity	778,139	730,647

Total liabilities and shareholders’ equity	1,880,476	1,854,451

The accompanying Notes 1 to 23 are an integral part of these consolidated financial statements.

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended
	December 31,
	2004	2003	2002

	ThUS$	ThUS$	ThUS$
OPERATING RESULTS
Net sales	651,000	480,121	294,964
Cost of sales	(461,778)	(374,187)	(214,905)

Gross margin	189,222	105,934	80,059
Selling and administrative expenses	(94,105)	(84,335)	(51,375)

Operating income	95,117	21,599	28,684

NON-OPERATING RESULTS
Financial income	1,920	3,864	6,912
Share of income (loss) from unconsolidated affiliates (Note 11)	1,333	755	(421)
Other non-operating income (Note 19)	47,252	5,907	10,073
Amortization of goodwill (Note 12)	(792)	(949)	(863)
Amortization of negative goodwill (Note 12)	3,325	2,990	1,267
Financial expenses	(39,294)	(39,951)	(23,203)
Other non-operating expenses (Note 20)	(21,767)	(7,314)	(3,449)
Price-level restatements	544	(214)	(5,297)
Foreign exchange (losses) gains	(3,731)	(12,538)	8,899

Non-operating results	(11,210)	(47,450)	(6,082)

Income (loss) before minority interest and income tax (expense) benefit	83,907	(25,851)	22,602
Minority interest	(15,401)	5,236	(3,314)
Income tax (expense) benefit	(11,728)	605	1,721

NET INCOME (LOSS)	56,778	(20,010)	21,009

The accompanying Notes 1 to 23 are an integral part of these consolidated financial statements.

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	December 31,
	2004	2003	2002

	ThUS$	ThUS$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade receivables	733,997	530,294	317,294
Financial revenues received	2,196	1,810	13,472
Dividend and others payment received	-	-	821
Other income received	20,939	34,218	19,506
Payments to suppliers and employees	(650,495)	(485,991)	(272,419)
Interest paid	(31,525)	(36,326)	(28,017)
Income taxes paid	(6,897)	(13,872)	(2,246)
Other expenses paid	(3,133)	(4,061)	(483)
VAT and other taxes paid	(15,258)	(16,294)	(17,440)

Net cash provided by operating activities	49,824	9,778	30,488

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common shares	-	90,558	14,142
Borrowings from banks and other	138,894	160,879	163,141
Proceeds from issuance of bonds	-	228,423	-
Loans from related companies	-	5,856	1,119
Dividend paid	-	-	(1,815)
Payment of borrowings	(183,138)	(301,460)	(143,793)
Payment of bonds	(9,000)	(25,000)	-
Payment of loans from related companies	(2,262)	(1,577)	-
Payment of bond issue costs	-	(4,714)	-
Other financing activities	(1,934)	(83)	1,516

Net cash (used in) provided by financing activities	(57,440)	152,882	34,310

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of property, plant and equipment	77,707	143	112
Proceeds from sale of unconsolidated affiliates	-	-	23,083
Collection of loans to related companies	-	-	3,383
Purchase of property, plant and equipment	(46,065)	(42,909)	(41,603)
Acquisition of subsidiary, net of cash acquired	-	(93,850)	(47,267)
Other loans to related companies	(82)	(3,818)	-
Other investing activities	-	(829)	(1,869)

Net cash provided by (used in) investing activities	31,560	(141,263)	(64,161)

Net cash from operating, financing and investing activities	23,944	21,397	637
INFLATION EFFECT ON CASH AND CASH EQUIVALENTS	(29)	1,484	2,148

NET INCREASE IN CASH AND CASH EQUIVALENTS	23,915	22,881	2,785
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEARS	34,615	11,734	8,949

CASH AND CASH EQUIVALENTS AT END OF YEARS	58,530	34,615	11,734

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

	For the years ended
	December 31,
	2004	2003	2002

	ThUS$	ThUS$	ThUS$
RECONCILIATION OF NET INCOME (LOSS) TO CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES
Net income (loss)	56,778	(20,010)	21,009

Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Gains on sales of asset	(44,300)	(105)	(72)
Depreciation	48,378	43,843	25,423
Amortization of intangibles	808	738	3
Write-offs and provisions	16,398	5,276	2,702
Share of income from unconsolidated affiliates	(1,333)	(755)	421
Amortization of goodwill	792	949	863
Amortization of negative goodwill	(3,325)	(2,990)	(1,267)
Price-level restatements	(544)	214	5,297
Foreign exchange losses	3,731	12,538	(8,899)
Other charges to income not representing cash flows	(1,174)	919	814

Changes in assets and liabilities
Trade accounts receivable	(31,890)	(26,936)	(5,550)
Inventories	(19,980)	(26,850)	(17,067)
Other assets	(2,155)	2,226	3,115
Accounts payable	3,820	16,751	9,934
Interest payable	3,309	1,814	(2,586)
Income taxes payable	1,967	1,080	(2,090)
Value added and other taxes payable	3,143	6,312	(4,876)
Minority interest	15,401	(5,236)	3,314

Net cash provided by operating activities	49,824	9,778	30,488

The accompanying Notes 1 to 23 are an integral part of these consolidated financial statements.

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY

Masisa S.A. (formerly, Terranova S.A.) (“Terranova” and together with its controlled subsidiaries, the “Company”) is a “sociedad anónima abierta” (a public corporation) whose common stock is listed on the Santiago Stock Exchange. Accordingly, the Company is subject to the regulations of the Superintendency of Securities and Insurance in Chile (“SVS”).

The Company is a forestry and wood products industry conglomerate with forestry plantations in Chile, Brazil, Argentina and Venezuela and commercial and industrial operations in Chile, Brazil, Argentina, the United States, Mexico, Venezuela and Colombia. Through its subsidiary Masisa S.A. (“Masisa”), Terranova is a leader in the production and distribution of wood boards in Latin America.

On September 30, 2003 at the Extraordinary Shareholders’ Meeting, the Shareholders’ agreed to change the name of Terranova Internacional S.A. to Terranova and approved the split of Terranova into two companies, Terranova with a stated capital of ThUS$16,828 and Inversiones Internacionales Terranova S.A. with a stated capital of ThUS$ 86,589.

In October, 2003, Forestal Terranova S.A. acquired a 39.99% interest in Terranova for ThUS$ 21 from its controlling shareholder.

At the Extraordinary Shareholder’s Meeting held on October 31, 2003, the Shareholders’ approved the merger of Forestal Terranova S.A. with its subsidiary Terranova for which it owns 99.99% and has previously been consolidated in the results of Forestal Terranova S.A. As a result of the merger, Terranova became the legal successor of Forestal Terranova S.A. with a stated equity amounting to ThUS$ 602,117. For financial statement purposes, the merger was accounted for retroactively by combining the financial statements of Forestal Terranova S.A. and Terranova at book values on July 1, 2003.

As a result of such merger, the subsidiaries Andinos S.A. and Sociedad Forestal Millalemu S.A. became 100% owned by Terranova and were legally dissolved and absorbed by Terranova.

As further explained in Note 22, on April 12 and April 13, 2005, respectively, the shareholders of Masisa and Terranova approved the merger by incorporation of Masisa into and with Terranova. At the same shareholder meetings of Masisa and Terranova at which the merger was approved, the shareholders of each company also approved changing the name of the merged company from Terranova S.A. to Masisa S.A.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile and the accounting regulations of the SVS.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could differ from amounts estimated include: valuation of long-lived assets, valuation of accounts receivable, valuation of inventory, assumptions used in the valuation and accounting for timber resources, accounting for income taxes and accounting for potential litigation claims and contingencies. The Company has issued its statutory consolidated financial statements in Spanish and in conformity with accounting principles generally accepted in Chile, which include certain notes and additional information required by the SVS for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of the consolidated financial statements and, accordingly, these notes and additional information have been excluded from the accompanying consolidated financial statements.

b) Currency

Foreign Currency Translation of “Stable” Currencies

In the case of Terranova and those subsidiaries authorized to maintain their accounting records in US dollars as well as those foreign subsidiaries considered as an extension of the parent Company’s operation, assets and liabilities denominated in other currencies are remeasured to US dollars at the exchange rates prevailing on December 31 of each year except for inventory, property plant and equipment and certain other assets and liabilities. Inventory, property, plant and equipment and certain other assets and liabilities are remeasured at either; (1) the historical exchange rates if the corresponding asset or liability originated subsequent to the date on which an authorization to maintain the accounting records in US dollars was received; or (2) at exchange rate in effect on the date the approval to maintain the Company’s accounting records in US dollars was received for those assets or liabilities originated prior to such approval date. Revenues and expenses are generally translated at the exchange rates on the dates of the transactions. Gains or losses from foreign currency remeasurement as described above are included in Consolidated net (loss) income.

For those subsidiaries that maintain their accounting records in currencies others than the US dollar and are “not extensions” of the parent Company’s operations (Forestal Tornagaleones S.A. and its subsidiary FTG Overseas Ltd.), all assets, liabilities, revenues and expenses are translated into US dollars using the exchange rates prevailing on the final day of the period presented. The translation adjustment derived from the effect of the variation of the exchange rate between the beginning and the closing of the year over beginning of the year Shareholders’ equity is reported as a Cumulative translation gain/(loss) as a separate component of Shareholders’ equity.

Foreign Currency Translation of “Not Stable” Currencies

In accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants for all periods presented, the financial statements of subsidiaries located in countries that are subject to significant risks, restrictions or fluctuations due to inflationary or exchange effects (so called “not stable” countries) must be remeasured in US dollars. Accordingly, the financial statements of the subsidiaries located in Argentina, Brazil, Venezuela, Colombia and Ecuador are remeasured in US dollars as follows:

1.	Monetary assets and liabilities were translated at year-end rates of exchange between the US dollar and the local currency.

2.	All non-monetary assets and liabilities and shareholders’ equity were translated at historical rates of exchange between the US dollar and the local currency.

3.	Income and expense accounts were translated at average rates of exchange between the US dollar and the local currency for the period, except for those arising from non-monetary accounts, which are included at historic rates of exchange.

4.	Any exchange differences which arise were included in the results of operations for the period.

The difference between the investment’s equity value arising from the financial statements remeasured as explained above and the net equity value at the beginning of the year, plus the proportional share of the investment’s net income for the year, was recorded in the account, Cumulative translation gain/(loss) as a separate component of Shareholders’ equity.

In addition, exchange differences (netted from Chilean inflation) arising from debt obligations that qualify as foreign currency hedges of the foreign investments mentioned above were also recorded in the account “Cumulative Translation Adjustment”.

c) Consolidation

The consolidated financial statements include the accounts of Terranova and the following subsidiaries which it controls:

	Ownership December

Company	2004	2003	2002

	%	%	%

Inversiones Internacionales Terranova S.A	60.0000	60.0000	60.0000
Masisa S.A. (1)	52.4340	52.4340	51.8960
Terranova Forest Product Inc	70.0480	70.0480	70.0480
Terranova Panamá S.A	60.0000	60.0000	60.0000
Terranova de Venezuela S.A. y Filial	60.0000	60.0000	60.0000
Terranova Costa Rica S.A. (2)	-	60.0000	60.0000
Forestal Terranova Mexico S.A. de C.V	59.9940	59.9940	59.9940
Cor. Forestal Guayamure C.A	51.0000	51.0000	51.0000
Terranova Brasil Ltda	59.9940	59.9940	59.9940
Terranova Colombia S.A	59.9940	59.9940	59.9940
Terranova Guatemala S.A. (2)	-	60.0000	60.0000
Cor. Forestal Imataca C.A. y filiales	60.0000	60.0000	60.0000
Andinos C.A	60.0000	60.0000	60.0000
Terranova Argentina S.A. (3)	-	-	59.9940
Terranova Honduras S.A. (4)	-	-	59.9940
Inversiones Coronel Ltda	52.4340	52.4340	51.8960
Masisa Inversiones Ltda	52.4340	52.4340	51.8960
Masisa Partes y Piezas Ltda.	52.4340	52.4340	51.8960
Forestal Tornagaleones S.A.(7)	31.6980	31.6960	31.3710
Masisa Concepción Ltda	52.4340	52.4340	51.8960
Masisa Overseas Ltd	52.4340	52.4340	51.8960
Maderas y Sintéticos del Perú S.A.C	52.3820	52.3820	51.8960
Maderas y Sintéticos Mexico S.A. de C.V	52.4340	52.4340	51.8960
Maderas y Sintéticos Servicios S.A. de C.V	52.4340	52.4340	51.8960
Masisa do Brasil Ltda	52.4340	52.4340	51.8960
Forestal Argentina S.A (5)	15.8810	15.8810	15.7170
Forestal Tornagaleones Overseas Ltd. (2)	-	31.6960	31.3710
Masisa Argentina S.A	52.4340	52.4340	51.8960
Masisa Ecuador S.A	52.4340	52.4340	51.8960
Fibranova C.A. (6)	60.0000	60.0000	-
Masnova	56.2170	56.2170	56.2170

All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements, and the participation of the minority investors has been recognized, presented as minority interest.

(1)
On July 22, 2002, Terranova acquired 400,776,639 shares of Masisa S.A. (“Masisa”), representing 43.16% of Masisa’s equity. As a result of this acquisition, the Company’s interest in Masisa totalled 481,861,555 shares, representing 51.89% of Masisa’s equity. Therefore, commencing July 22, 2002, the financial statements of Masisa are consolidated with Terranova’s.

On June 27, 2003, Terranova acquired 5,000,000 shares of Masisa, equivalent to 0.544% of Masisa’s equity. The purchase price for the shares amounted to ThUS$ 1,256 and was accounted for consistent with the policy described in Note 2 m).

(2)	Subsidiaries dissolved in 2004.

(3)	Subsidiary dissolved in December 2003.

(4)	Subsidiary dissolved in October 2002.

(5)	Controlled subsidiaries of Masisa which are consolidated by Terranova due to Terranova’s controlling 52.434% interest in Masisa.

(6)
Beginning on April 1, 2003, the subsidiary Fibranova C.A. completed its pre-operating stage and began its production phase. Consequently, from that date Fibranova C.A. is consolidated in the financial statements.

(7)
On August 12, 2004, Masisa acquired 1,315 shares of Forestal Tornagaleones S.A., equivalent to 0.002% of Tornagaleones’s equity. The purchase price for the shares amounted to ThUS$ 4 and was accounted for consistent with the policy described in Note 2 m).

d) Price-level restatements

Certain of Terranova’s subsidiaries have not received approval to maintain their accounting records in US dollars. Forestal Tornagaleones S.A. and Forestal Tornagalones Overseas Ltd. continue to maintain Chilean peso accounting records and apply the principle of price-level restatements in accordance with Chilean generally accepted accounting principles (“GAAP”). For this purpose, non-monetary assets, liabilities and equity accounts have been restated by charges or credits to income, unless not required by Technical Bulletin No. 64. Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos.

In accordance with Chilean tax regulations and accounting practices, the restatements are calculated based on the official Consumer Price Index of the National Institute of Statistics, applied one month in arrears, which was 2.5% and 1.0% for the years ended November 30, 2004 and 2003, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

The above-mentioned price-level restatements do not purport to present appraised or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

e) Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in currencies other than the US dollar have been translated into the US dollar at the observed exchange rates, as reported by the Central Bank of Chile. The observed exchange rates for foreign currencies into one US dollar as of December 31, 2004, 2003 and 2002, were as follows:

	At December 31,
	2004	2003	2002

Brazilian reais	2.654	2.862	3.542
Bolivian bolivars	1,920.000	1,596.000	1,392.000
Colon Costa Rica	-	409.070	390.100
Argentine Peso	2.979	2.940	3.390
Chilean Peso	557.400	593.800	718.610
Colombian Peso	2,389.750	2,773.200	2,925.700
Mexican Peso	11.218	11.225	10.479
Guatemalan quetzal	-	7.812	8.006
Unidad de Fomento (1)	0,032	0,035	0,043

(1)	An inflation-indexed-Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

f) Marketable securities

Marketable securities consist of investments in money market funds and are stated at market value based on year-end quoted values.

g) Allowance for doubtful accounts

The Company has recorded an allowance for doubtful accounts for possible non-collection of accounts receivable, which is shown as a deduction from accounts receivable.

h) Inventories

Inventories are valued at the lower of production or acquisition cost, including indirect manufacturing costs, or market value. Inventory costs are determined using the average cost method. The valuation of inventories are periodically assessed and, if necessary, a write-down of the value for estimated excess and obsolete inventory is recorded based on estimates about future demand and actual usage.

As of each period end, forests and plantation inventories in the process of exploitation are stated at the commercially appraised value at which these forests were transferred from fixed assets in conjunction with the revaluation of timber resources described in Note 2 i), below.

i) Property, plant and equipment

Property, plant and equipment, except timber resources, are stated at cost, which includes capitalized interest.

Timber and timberlands are stated at cost less cost of timber harvested. The costs incurred in developing and growing timber such as site preparation, property taxes, seedlings, planting, fertilization, insect and wildlife control, herbicide application and thinning, are capitalized. These capitalized costs are accumulated by specifically identifiable farm blocks. Accounting practices for these costs do not change when timber becomes merchantable and harvesting commences. Costs incurred related to logging roads are capitalized and amortized over their expected useful lives or as the related timber is harvested. These capitalized costs are included in the historical cost of the timber. At each period-end, the timber resources are adjusted to reflect values based on technical appraisals performed by specialized forestry engineers.

Depletion, or costs attributed to timber harvested is determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. The estimated volume of recoverable timber is determined using statistical information and other data related to growth rates and yields gathered from physical observations, models, and other information gathering techniques. Changes in yields are generally due to adjustments in growth rates and similar matters and are accounted for prospectively as changes in estimates. The cost of timber harvested is included in the carrying values of raw material and product inventories and in the cost of products sold as these inventories are sold to third parties. The depletion rate calculations do not include an estimate for future costs associated with existing stands, future reforestation costs associated with a stand’s final harvest, or future volume in connection with the replanting of a stand subsequent to its final harvest.

As a result of the above accounting treatment, the Company records timber resources at appraisal value prior to cutting with the offsetting adjustment recorded as Forestry Reserves in Shareholders’ equity. When the timber is cut and sold, the component of Cost of Sales associated with the appraisal value is offset against Forestry Reserves in Shareholders’ equity.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Direct and indirect interest costs incurred in connection with the development of forests are also capitalized.

Other fixed assets include spare parts inventories with turnover of less than one-year. Those items with significant value and with an ongoing benefit are depreciated in the same period of time as the asset with which they are associated, while those items with frequent use are charged to cost of production when used.

Assets purchased under financing leases are recorded at their fair value on the date of the lease agreement, which is determined by discounting the amounts payable in installments and the bargain purchase option, if any, at the interest rate implicit, or explicit, in the contract. These assets are not legally considered property of the Company until the purchase option is exercised and are presented under Other assets.

Disbursements for the development of internal use software are charged to the results of operations as incurred. External direct costs of materials and services rendered in developing an enterprise resource planning system (an SAP R/3 system) and interest costs incurred during development are capitalized. Payroll related costs were not material and have been expensed. Training costs and data conversion costs are expensed as incurred.

Assets to be disposed of at year-end have been recorded under Other assets at fair value based on an independent appraisal.

j) Depreciation

Depreciation is calculated using the straight-line method based on the estimated useful life of each asset, which were as follows:

Years

Plants, buildings and other installations	25-40
Machinery and equipment	10-20
Other fixed assets	1-10

Depreciation for the years ended December 31, 2004, 2003 and 2002 amounted to ThUS$ 48,378, ThUS$ 43,843 and ThUS$ 25,423 respectively.

Certain machinery, moving equipment and other similar items are depreciated according to a maximum number of productive hours.

k) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected undiscounted cash flows from such asset are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

l) Investments in unconsolidated affiliates

Investments in unconsolidated affiliates are accounted for using the equity method when they represent between 20% and 50% of the voting stock of the investee. Accordingly, the Company’s proportional share in the net income (or loss) of each investee is recognized on an accrual basis, after eliminating any unrealized profits or losses from transactions with the investees in Non-operating results in the Consolidated Statements of Income.

m) Goodwill and negative goodwill

Under Chilean GAAP, for acquisitions before January 1, 2004, goodwill arose from the excess of the purchase price of companies acquired over their net book value; negative goodwill arises when net book value of the acquired company exceeds the purchase price of companies acquired. Effective January 1, 2004, Technical Bulletin 72 (TB 72) requires the determination of goodwill and negative goodwill based on the fair value of the acquired company.

Goodwill and negative goodwill are amortized over ten to twenty years considering the expected period of return of the investment. The Company evaluates the recoverability of goodwill on a periodic basis.

n) Bonds and promissory notes

Bonds and promissory notes are recorded at face value plus accrued interest. The discount on, and expenses incurred, in the issuance of the bonds are included in Prepaid expenses and other assets in the Consolidated Balance Sheets and are amortized using the interest method of amortization over the term of the instruments. Total capitalized costs associated with bonds were ThUS$ 4,604 as of December 31, 2004 and 2003, respectively, and ThUS$ 951, ThUS$ 238 and ThUS$ - was amortized to expense in the years ended December 31, 2004, 2003 and 2002, respectively.

o) Income tax and deferred taxes

The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular No. 1,466 of the SVS. The effects of deferred income taxes at January 1, 2000 that were not previously recorded, were recognized, in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra asset or liability account (“complementary accounts”) and were recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability relates.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

p) Employee vacations

The cost of employee vacations is recognized as an expense on an accrual basis as the vacations are earned by employees and are included in Accrued liabilities in the Consolidated Balance Sheets.

q) Revenue recognition

Revenues are recorded at the time of shipment of products to the customer. The following criteria must be met in order to recognize revenue: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price to the buyer is fixed or determinable; and (4) collection is reasonably assured. Revenues which the Company has billed and collected in advance are deferred until the related products are shipped and the criteria above have been met.

r) Derivative contracts

The Company enters into hedging contracts including interest rate swap agreements and forward exchange contracts. The contracts are accounted for in accordance with Technical Bulletin No. 57, “Accounting for Derivative Contracts” (“TB 57”) of the Chilean Institute of Accountants. Under TB 57 all derivative financial instruments are recognized on the Consolidated Balance Sheets at their fair value. Derivative instruments are accounted for as follows:

Hedges of forecasted transactions:

The derivative instrument is stated at its fair value on the Consolidated Balance Sheets and any change in the fair value is recognized on the balance sheet as an unrealized gain or loss in Other current liabilities or in Other assets. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in Non-operating income in the Consolidated Statements of Income.

Firm commitments hedging contracts (Hedges of “existing items”):

The hedged item and derivative instrument are measured at fair value on the balance sheet. Unrealized gains and losses are recorded in earnings in Non-operating income in the Consolidated Statements of Income if the net effect is a loss and deferred and recognized when the contract is settled if it is a gain. The unrecognized gains associated with the derivative instrument are included in Other current liabilities in the Consolidated Balance Sheets.

One of the qualifying criteria for hedge accounting is that the hedging relationship between the hedging instrument and the hedged item must be highly effective in achieving the offset of changes in those fair values or cash flows that are attributable to the hedged risk, both at the inception of the hedge and on an ongoing basis. If, at any point, the prospective consideration indicates that the hedging instrument is not expected to be highly effective in the future, hedge accounting is discontinued from that point forward.

The impact of the Company’s hedging activities included in Financial expenses for the years ended December 31, 2004, 2003 and 2002 totaled ThUS$ 4,038, ThUS$ 3,482 and ThUS$ 1,198, respectively. The unrealized gains included in Other long-term liabilities as of December 31, 2004 and 2003 totaled ThUS$ 1,526 and ThUS$ -, respectively. The unrealized losses included in Other assets as of December 31, 2004 and 2003 totaled ThUS$ 1,397 and ThUS$ 4,873, respectively.

s) Securities purchased under resale agreements

Time deposits are recorded at cost plus accrued interest at each period-end. Securities purchased under resale agreements are presented at cost plus accrued interest at the period-end. The values of these investments did not exceed their respective market values at December 31, 2004 and 2003.

t) Research and development expenses

Research and development expenses are charged to income in the period in which they occur. The Company has not incurred significant research and development expenses during the years ended December 31, 2004, 2003 and 2002.

u) Development stage accumulated deficit

Investments in majority-owned subsidiaries considered to be in the development stage are recorded in accordance with the equity method of accounting on the Consolidated Balance Sheet; however, the Company’s share of the investee’s results of operations during the development stage are recorded as a reserve which forms part of shareholders’ equity.

v) Cash equivalents

The Company considers all short-term, highly-liquid investment securities purchased with original maturities of three months or less to be cash equivalents for purposes of the Consolidated Statement of Cash Flows.

The balances of cash and cash equivalents were as follows:

	December 31,
	2004	2003	2002

	ThUS$	ThUS$	ThUS$
Cash	13,126	19,609	6,491
Time deposits and money market fund	45,404	3,886	5,243
Securities purchased under resale agreements (Note 9)	-	11,120	-

Total	58,530	34,615	11,734

NOTE 3 - ACCOUNTING CHANGES

Until March 31, 2003, the financial statements of the subsidiary Fibranova C.A. were not consolidated because the subsidiary was considered to be in the development stage. On April 1, 2003, Fibranova C.A. ended its developmental stage and commenced its production activities. As such, on that date, the Company began to consolidate this subsidiary.

NOTE 4 - MARKETABLE SECURITIES

Marketable securities are summarized as follows:

	December 31,
	2004	2003

	ThUS$	ThUS$
Money market funds	1,265	302

Total marketable securities	1,265	302

NOTE 5 – ACCOUNTS RECEIVABLE (NET)

Accounts receivable (net) includes the following:

	Accounts receivable aging		December 31,
	1-90 days	91-360 days	2004

	ThUS$	ThUS$	ThUS$
Trade accounts receivable	100,031	14,042	114,073
Notes receivable	8,025	1,467	9,492
Other accounts receivable	18,768	7,931	26,699
Less: Allowances for doubtful accounts			(5,182)

Total			145,082

	Accounts receivable aging		December 31,
	1-90 days	91-360 days	2003

	ThUS$	ThUS$	ThUS$
Trades accounts receivable	86,372	4,313	90,685
Notes receivable	8,568	575	9,143
Other accounts receivable	12,337	7,405	19,742
Less: Allowances for doubtful accounts			(4,899)

Total			114,671

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Accounts receivable from related companies are commercial accounts and loans granted to subsidiaries to carry out their activities. These are expressed in US dollars and in some cases accrue interest at the 180-day London Interbank Offering Rate (“LIBOR”) plus a spread.

Maturities of loans are subject to cash availability of the subsidiaries, while commercial accounts have normal collection terms.

a) Notes and accounts receivable from related companies

	Short-term		Long-term

	December 31,		December 31,
Company	2004	2003	2004	2003

	ThUS$	ThUS$	ThUS$	ThUS$
Oxinova C.A	8,564	6,512	-	-
Plycem Construsistemas de Costa Rica	373	322	-	-
Plycem Construsistemas de Guatemala	160	13	-	-
Comercializadora T&T C.A	-	8	-	-
Forestal Río Calle-Calle S.A	3	-	597	3,297
Plycem Construsistemas Honduras	51	-	-	-
Plycem Construsistemas Nicaragua	90	-	-	-
Plycem Construsistemas El Salvador	49	96	-	-

Total	9,290	6,951	597	3,297

b) Notes and accounts payable to related companies

	Short-term		Long-term

	December 31,		December 31,
Company	2004	2003	2004	2003

	ThUS$	ThUS$	ThUS$	ThUS$
Oxinova C.A	5,830	1,979	-	-
Forestal Río Calle-Calle S.A	-	228	-	-
Comercializadora T&T C.A	-	1	-	-
Hondulit S.A	-	3	-	-
Nicalit S.A	-	2	-	-

Total	5,830	2,213	-	-

c) Transactions

					December 31,
			2004		2003		2002

			Amount	Effects in results (charge)/credit	Amount	Effects in results (charge)/credit		Effects in results (charge)/credit

Company	Relationship	Transactions					Amount

			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Fibranova C.A.	Indirect subsidiary	Purchase of panels	-	-	-	-	7,725	-
	Indirect subsidiary	Sale of raw material	-	-	-	-	8,215	-
	Indirect subsidiary	Administrative services	-	-	-	-	392	392
	Indirect subsidiary	Administrative services	-	-	-	-	197	(197)
	Indirect subsidiary	Rental of assets	-	-	-	-	24	24
	Indirect subsidiary	Sale of products	-	-	-	-	236	-

Comercializadora T&T C.A.	Investee	Sale of panels	-	-	-	-	2,444	1,405
	Investee	Commercial discounts	-	-	130	(130)	-	-

Plycem Construsistemas Costa Rica S.A.	Affiliate	Sale of products	721	238	581	300	949	837
	Affiliate	Recognition of dividends	-	-	1	(1)	-	-
	Affiliate	Collection of invoices	-	-	53	-	-	-

Plycem Construsistemas Guatemala S.A.	Affiliate	Sale of products	268	88	366	148	-	-
	Affiliate	Administrative services	-	-	1	-	-	-
	Affiliate	Collection of invoices	-	-	247	-	-	-

Plycem Construsistemas Honduras S.A.	Affiliate	Sale of products	58	19	-	-	-	-
Plycem Construsistemas Nicaragua S.A.	Affiliate	Sale of products	163	54	-	-	-	-

Oxinova C.A.	Investee	Rental of assets	32	32	-	-	12	12
	Investee	Administrative services	72	72	117	117	-	-
	Investee	Purchase of chemical products	17,655	(17,655)	9,165	(9,165)	-	-
	Investee	Sale of products	1	1	-	-	-	-

Nicalit S.A.	Affiliate	Sale of products	-	-	95	33	202	202
	Affiliate	Collection of invoices	-	-	80	-	-	-

Plycem Construsistemas El Salvador S.A.	Affiliate	Sale of products	-	-	112	22	319	315
	Affiliate	Sale of merchandise	317	105	-	-	163	163
	Affiliate	Collection of invoices	-	-	74	-	-	-
	Affiliate	Other payments	-	-	3	(3)	-	-

Hondulit S.A. de Honduras	Affiliate	Sale of products	-	-	166	54	220	202
	Affiliate	Collection of invoices	-	-	143	-	-	-

					December 31,
			2004		2003		2002

				Effects in results (charge)/credit		Effects in results (charge)/credit		Effects in results (charge)/credit

Company	Relationship	Transactions	Amount		Amount		Amount

			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Prod. Duralita Guatemala S.A.	Affiliate	Sale of products	-	-	-	-	400	384
	Affiliate	Administrative services	-	-	-	-	2	(2)
Forestal Río Calle-Calle S.A.	Investee	Interest on loans	34	34	99	99	570	570
	Investee	Expense and service invoices	-	-	1,186	(1,002)	-	-
	Investee	Purchase of timber	-	-	1,688	(853)	-	-

Terranova de Venezuela S.A.	Indirect subsiary	Purchase of material	-	-	-	-	18	-
	Indirect subsiary	Purchase of products	-	-	-	-	57	-

NOTE 7 - INVENTORIES

Inventories include the following:

	December 31,
	2004	2003

	ThUS$	ThUS$
Standing timber	33,821	36,250
Finished products and work in progress	78,695	77,328
Products for the resale	17,345	30,387
Materials, spare parts, supplies and other items	39,987	25,107
Inventory in transit among the consolidated group	26,597	10,278

Total inventories	196,445	179,350

As of December 31, 2004 and 2003, inventories are shown net of the allowance for obsolescence amounting to ThUS$ 4,061 and ThUS$ 1,975, respectively, and allowances to reduce inventories to net realizable value of ThUS$ 1,437 and ThUS$ 2,955, respectively.

NOTE 8 - DEFERRED TAXES AND INCOME TAX

a) Income tax

The income tax provisions in the Consolidated Statements of Income were as follows:

	(Charges)/credits
	December 31,
	2004	2003	2002

	ThUS$	ThUS$	ThUS$
Current year provision for income tax	(6,024)	(5,193)	(10,294)
Deferred income tax (expense) benefit	(3,096)	5,978	11,797
Other	(2,608)	(180)	218

Total	(11,728)	605	1,721

b) Taxes recoverable and payable were as follows:

	December 31,
	2004	2003	2002

	ThUS$	ThUS$	ThUS$
Income tax provision	(6,117)	(5,193)	(10,294)
Refund of income taxes of prior years	15,911	10,792	-
Provisional monthly income tax prepayments	3,246	3,494	1,349
Value added taxes recoverable	26,900	32,216	19,878
Others	4,681	699	1,312

Total	44,621	42,008	12,245

c) Accumulated tax losses carryforward

The detail of accumulated tax losses for Terranova and each subsidiary is as follows:

	December	Tax	December	Tax	Expiration
	2004	rate	2003	rate	date

	ThUS$	%	ThUS$	%
Terranova S.A	422,416	17.0	400,133	16.5	No term
Terranova Brasil Ltd	4,504	34.0	3,391	34.0	No term
Forestal Terranova Mexico S.A	1,727	33.0	1,756	33.0	6 years
Forestal Terranova Mexico S.A	574	33.0	583	33.0	7 years
Forestal Terranova Mexico S.A	7,029	33.0	7,144	33.0	8 years
Forestal Terranova Mexico S.A	1,397	33.0	1,420	33.0	10 years
Terranova Forest Product Inc	1,753	37.5	8,602	37.5	19 years
Masisa S.A	19,888	17.0	19,181	16.5	No term
Masisa Argentina S.A	10,986	35.0	14,654	35.0	5 years
Masisa do Brasil Ltd	23,853	34.0	17,769	34.0	No term
Masisa de Mexico S.A	18,412	34.0	20,048	34.0	10 years
Others	700	-	-	-

Total tax losses	513,239		494,681

d) Deferred taxes

The accumulated balances from deferred taxes originating from temporary differences were as follows:

	December 31, 2004				December 31, 2003

	Deferred assets		Deferred liabilities		Deferred assets		Deferred liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Temporary differences
Allowance for doubtful accounts	723	647	-	-	643	10	-	-
Vacation accrual	509	-	-	-	385	-	-	-
Overhead costs	-	-	1,013	2,901	-	-	1,399	3,552
Depreciation	-	-	-	27,975	-	-	-	20,885
Other events	251	1,002	212	555	710	666	-	-
Other provisions	1,768	290	-	597	637	102	-	-
Tax losses carryforward	1,207	131,606	-	-	1,566	97,506	-	-
Cost of forest	-	-	394	17,883	-	-	745	23,281
Forest reserve	-	-	-	43,771	-	-	70	32,996
Brazil exchange rate variation	-	-	-	-	-	-	3,979	-
Asset financing cost		-	486	2,111	-	-	-	1,774
Provision for particle board line	282	1,627	-	-	-	1,159	-	-
Complementary accounts
net of amortization	(29)	(1,456)	(67)	(29,941)	(30)	(126)	(95)	(38,778)
Valuation allowance	-	(99,015)	-	-	-	(64,441)	-	-

Total	4,711	34,701	2,038	65,852	3,911	34,876	6,098	43,710

NOTE 9 - OTHER CURRENT ASSETS

Other current assets include the following:

	December 31,
	2004	2003

	ThUS$	ThUS$
Time deposits	-	29,104
Unrealized losses on interest rate swap agreements	372	842
Securities purchased under resale agreements	-	11,120
Treasury stock (1)	-	18,378
Other	202	767

Total	574	60,211

(1)	Refers to the Company’s own shares obtained as a result of the merger described in Note 1 amounting to ThUS$ 16,828 and shares purchased from dissenting shareholders who exercised their redemption rights, pursuant to article 69 of Law 18.046, amounting to ThUS$ 1,550. These shares have been cancelled in 2004. See Note 18.

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

		December 31,

	2004			2003

	Gross	Accumulated	Net	Gross	Accumulated	Net
	value	depreciation	value	value	depreciation	value

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Land
Land	126,217	-	126,217	132,959	-	132,959
Plantations	505,082	-	505,082	477,054	-	477,054

Buildings and infrastructure	220,158	(58,799)	161,359	216,322	(54,363)	161,959
Machinery and equipment	809,598	(231,651)	577,947	798,483	(194,847)	603,636
Other property, plant and equipment	73,945	(37,484)	36,461	75,696	(34,373)	41,323

Reappraisals
Land	2,671	-	2,671	2,671	-	2,671
Buildings and infrastructure	4,719	(4,248)	471	4,719	(4,219)	500

Total	1,742,390	(332,182)	1,410,208	1,707,904	(287,802)	1,420,102

Capitalized plantation financing costs for the years ended December 2004 and 2003 amounted to ThUS$ 4,363 and ThUS$ 6,013, respectively.
Government grants awarded for forestry activities are accounted for as a reduction of Plantations. Grants balances related to non-harvested plantations amounted to ThUS$ 5,372 and ThUS$ 6,174 as of December 31, 2004 and 2003, respectively.

Net book value of idle plants amounted to ThUS$ 7,557 and ThUS$ 9,638 at December 31, 2004 and 2003 respectively.

NOTE 11 - INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Investments in unconsolidated affiliates included the following at December 31, 2004 and 2003:

				Ownership		Shareholders’ equity of investee		Result for the year			Equity in			Equity		Investment
			Number of shares	percentage							earnings (losses)			value		book value
Company	Country	Currency		2004	2003	2004	2003	2004	2003	2002	2004	2003	2002	2004	2003	2004	2003

				%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Oxinova C.A.	Venezuela	Dollar	1,963,564	49.000	49.000	6,816	4,096	2,720	1,915	(1,670)	1,333	939	(818)	3,340	2,007	3,340	2,007
Comercializadora
T&T C.A. (1)	Venezuela	Dollar	50	-	50.00	-	(237)	-	(371)	(6)	-	(184)	(3)	-	-	-	-
Fibramold S.A. (2)	Chile	Dollar	-	-	-	-	-	-	-	-	-	-	400	-	-	-	-

Total											1,333	755	(421)	3,340	2,007	3,340	2,007

(1)	This investment was sold in October 2004.

(2)	This investment was sold on June 28, 2002 for ThUS$ 16,061, resulting in a gain of ThUS$ 725.

The Company has recorded a provision in Accrued liabilities for investments in unconsolidated affiliates with negative equity totaling ThUS$ 693 and ThUS$ 666 at December 31, 2004 and 2003, respectively.

a)	In accordance with Circular Letter No. 150 issued by the SVS, the Company has completed an evaluation of the net asset value of its subsidiaries in Brazil, Venezuela, Argentina and Mexico by estimating cash flows to be generated by the subsidiaries in the future. Based on these estimates, the Company concluded that at December 31, 2004 no impairment adjustments are necessary.

b)	At December 31, 2004 and 2003, the Company held investments in Venezuela, through its subsidiary Inversiones Internacionales Terranova S.A., as follows:
–      Terranova Venezuela S.A.
–      Fibranova C.A.
–      Andinos C.A.
–      Oxinova C.A.
–      Corporacion Forestal Itamaca C.A.
–      Corporacion Forestal Guayamure C.A.
–      Comercializadora T&T C.A.

On December 2002, business associations, trade unions as well as political and civil organizations called a National Civic Strike in Venezuela with a significant impact on the economic activities of the country, primarily in the oil and petrochemical industry. This situation has led to an irregular supply of raw material necessary for the manufacturing operation of the subsidiaries in Venezuela.

Additionally, on January 21, 2003, the National Executive enabled the Finance Ministry to confirm with the Central Bank of Venezuela (BCV), temporary measures to establish limits and restrictions to convertibility of the Bolivar and to the transfer of funds abroad. Based on this action, on the same date the Finance Ministry and the BCV agreed to suspend the trading of foreign currencies in Venezuela. On February 5, 2003, two exchange agreements to establish a new system of foreign exchange management were established. The exchange rate was fixed at Bs 1,596/US$1 (buying) and Bs 1,600/US$1 (selling). To date, the respective regulation has not been completed and it is not possible to fully evaluate the effects such measure may have on the Company’s future operations.

The financial statements have been prepared assuming that the subsidiaries in Venezuela will continue their operations as a going concern. Consequently, the adjustments that could result from these uncertain circumstances have not been included.

NOTE 12- GOODWILL AND NEGATIVE GOODWILL

Goodwill includes the following:

	December 31,		December 31,

	2004		2003

	Amount		Amount
	amortized	Balance of	amortized	Balance of
Company	in the period	goodwill	in the period	goodwill

	ThUS$	ThUS$	ThUS$	ThUS$

Terranova Forest Products, Inc. (1)	707	706	707	1,413
Maderas y Paneles S.A. (2)	-	-	152	-
Masisa Cabrero S.A. (3)	85	1,334	90	1,419

Total	792	2,040	949	2,832

Negative goodwill includes the following:

	December 31,		December 31,

	2004		2003

	Amount		Amount
	amortized in	Balance of	amortized	Balance of
Company	the period	goodwill	in the period	goodwill

	ThUS$	ThUS$	ThUS$	ThUS$
Corporación Forest
Guayamure C.A. (4)	124	1,998	124	2,122
Masisa (5)	2,766	34,833	2,766	37,599
Forestal Tornagaleones S.A. (6)	100	1,754	100	1,854
Terranova (7)	335	6,374	-	6,709

Total	3,325	44,959	2,990	48,284

(1)	This subsidiary was acquired in 1997 and goodwill is being amortized over ten years.

(2)	On August 16, 1993, the Company’s subsidary Masisa purchased a 3.8% interest in Maderas y Paneles S.A. from Inversiones Pathfinder S.A. (at that time the majority shareholder of Masisa) for ThUS$ 3,855, which resulted in goodwill of ThUS$ 2,690. The goodwill has been fully amortized over a term of ten years.

(3)	During 2000, the Company’s subsidiary Masisa purchased a 92.61% interest in Masisa Cabrero S. A. from Forestal Terranova and Fibras del Noreste S.A. for ThUS$ 43,469, which resulted in goodwill of ThUS$ 1,753. The goodwill is being amortized over twenty years.

(4)	The negative goodwill originated as a result of the acquisition of Corporación Forestal Guayamure C. A., a Venezuelan company and is being amortized over twenty years.

(5)	The acquisition of a 43.16% interest in Masisa in July 2002 and a 0.544% interest in June 2003 resulted in negative goodwill.This negative goodwill is being amortized over fifteen years.

(6)	On June 27, 2002, the Company’s subsidiary Masisa made a capital investment of ThUS$ 7,372 in its subsidiary Forestal Tornagaleones S.A., which increased its ownership by 6.45%. This investment resulted in negative goodwill of ThUS$ 2,012. This negative goodwill is being amortized to income over twenty years.

(7)	The acquisition of a 39.99% interest in Terranova Internacional S.A. by Forestal Terranova S.A. (a company merged into Terranova) in October 2003 resulted in a negative goodwill of ThUS$ 6,709. This negative goodwill is being amortized to income over twenty years.

NOTE 13 - OTHER ASSETS

Other assets include the following:

	At December 31,
	2004	2003

	ThUS$	ThUS$
Forestry exploitation rights (1)	11,237	11,721
Assets for disposal (2)	1,266	5,555
Fees paid and tax credits (3)	786	1,702
Receivable for swap agreements	8,377	-
Fair value swap agreements	1,025	4,031
Discount on bonds issued	8,359	9,244
Bond issuance costs	3,020	4,306
Other	1,535	1,934

Total	35,605	38,493

(1)	In May 1997, the Company entered into a US$ 28.5 million contract with CVG-Proforca, a Venezuelan governmental entity, for the rights to use and harvest 59,000 hectares of plantation consisting of Caribbean type lumber for a term of 30 years. As a condition to enter into this contract, the Company was required to enter into a fifteen year operating lease contract for a sawmill owned by CVG Proforca requiring a payment of US$ 10 million. At the inception of both contracts, the Company paid the full amounts totaling US$ 38.5 million.

Under Chilean GAAP, the US$ 28.5 million paid was capitalized as purchased timber resources and included in Property, plant and equipment in the Consolidated Balance Sheet. The accounting policy pursuant to Chilean GAAP for timber resources is described above in Note 2 i). Further, under Chilean GAAP, the US$ 10 million paid for the lease contract was capitalized as an intangible and included under Other assets in the Consolidated Balance Sheets. This intangible is amortized proportionally based on the cubic meters of forest harvested as a percentage of total forests estimated to be harvested.

During 2000, Terranova de Venezuela S.A. acquired from its subsidiary Coforven S.A., the exploitation rights to 236,000 annual M3 of lumber and a sawmill for ThUS$3,324. The exploitation rights will be amortized according to the amount of cubic meters of harvested products from the forest owned by Terranova de Venezuela S.A. to supply the plants. The balance of Coforven’s goodwill amounting to ThUS$ 987 at the date of sale, has been included as part of exploitation rights since Terranova de Venezuela acquired a significant part of the production assets of Coforven S.A.

(2)	Corresponds to property, plant and equipment amounting to ThUS$ 1,266 at December 31, 2004 (ThUS$ 5,555 at 2003) of the subsidiary Terranova Brasil Ltda., Masisa and Terranova Venezuela. The sale of the equipment of the subsidiary Terranova Brasil Ltda. is committed to the Brazilian companies Logasa, Alta Floresta and Rafter. During 2004, the Company wrote-off certain assets for disposal amounting to ThUS$ 5,534. See Note 20, Other non-operating expenses.

(3)	Corresponds to prepaid fees and tax expenses incurred for obtaining long-term loans by the Company and its subsidiary Inversiones Internacionales Terranova S.A. These expenses are amortized over the term of the loans.

NOTE 14 - SHORT -TERM BANK BORROWINGS

Short-term bank borrowings maturing in one year or less included the following at December 31, 2004 and 2003:

	Currency or indexation rate borrowing denominated in

	US Dollars		Other foreign currencies		UF		Total

Issuer	2004	2003	2004	2003	2004	2003	2004	2003

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Banco Security	-	2,005	-	-	-	-		2,005
Banco WLB	10,111	10,114	-	-	-	-	10,111	10,114
Banco Dresdner	-	1,002	-	-	-	-	-	1,002
Banco del Desarrollo	5,454	9,950	-	-	-	-	5,454	9,950
Banco Bice	-	6,665	-	-	-	-	-	6,665
Banco Itau	1,723	6,044	-	1,709	-	-	1,723	7,753
Banco Estado	7,077	7,846	-	-	-	-	7,077	7,846
Banco Ganadero BBVA	-	-	-	900	-	-	-	900
Banco de Chile	-	9,133	-	-	-	2,512	-	11,645
Banco Crédito Inversiones	-	14,528	-	-	-	-	-	14,528
ABN AMRO Bank	-	-	8,812	1,056	-	1,155	8,812	2,211
HSBC Bank USA	-	1,906	-	-	-	-	-	1,906
Banco Rabobank Curacao N.V	-	5,075	-	-	-	-	-	5,075
Corpbanca Venezuela	-	-	7,657	7,801	-	-	7,657	7,801
Corpbanca	-	5,080	-	-	-	-	-	5,080
HSBC Bank Brasil S/A	3,615	1,003	-	-	-	-	3,615	1,003
HSBC Bank	-	3,609	-	-	-	-	-	3,609
Banco Mercantil	-	-	1,306	-	-	-	1,306	-
BBVA Banco BHIF	3,036	3,006	-	-	-	-	3,036	3,006

Total	31,016	86,966	17,775	11,466	-	3,667	48,791	102,099

Principal outstanding	30,912	86,310	17,558	11,065	-	3,667	48,470	101,042

Average annual interest rate	3.6%	2.10%	3.01%	5.19%	-	4.77%

Accrued interest totaling ThUS$ 170 and ThUS$ 3,573 at December 31, 2004 and 2003, respectively, is included in the outstanding balances.

At December 31, 2004, the Company had ThUS$ 262,383 of short-term lines of credit, of which ThUS$ 213,592 were unused and available for borrowing on an unsecured basis.

NOTE 15 - LONG-TERM BANK OBLIGATIONS

a)	Current portion of long-term bank borrowings with banks and financial institutions are summarized as follows at December 31, 2004 and 2003:

	Currency or indexation rate borrowing denominated in

	US Dollars		Other foreign currencies		UF		Total

Issuer	2004	2003	2004	2003	2004	2003	2004	2003

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Westdeutsche Landesbank (1)	2,945	2,939	-	-	-	-	2,945	2.939
Kreditanstal Fur Wieder (2)	11,433	9,354	-	-	-	-	11,433	9,354
Banco BBVA, Chile (3)	1,508	3,334	-	-	-	-	1,508	3,334
Banco Estado (4)	2,925	6,392	-	-	-	-	2,925	6,392
Corpbanca (5)	2,219	15,331	-	-	-	-	2,219	15,331
Raboinvestments Chile S.A. (6)	3,106	1,090	-	-	-	-	3,106	1,090
Banco Crédito e Inversiones (7) (8)	2,453	3,832			1,414	2,594	3,867	6,426
Security Bank (9)	955	962	-	-	-	-	955	962
Dresdner Bank Latinamerica (10)	2,106	1,101	-	-	-	-	2,106	1,101
Comerica Bank (11)	4,360	4,360	-	-	-	-	4,360	4,360
Citibank N.A. (12)	67	135	-	-	-	-	67	135
Banco de Chile - New York Branch (13)	4,399	2,234	-	-	-	-	4,399	2,234
The Bank of Nova Scotia (14)	4,045	266	-	-	-	-	4,045	266
Bank Boston N.A. (15)	-	305	16	86	-	-	16	391
HSBC Bank (16)	1,000	-	-	-	-	-	1,000	-
HSBC Bndes (16)	628	-	-	-	-	-	628	-
Banco Santander Chile (17)	10,624	19,687	-	-	-	-	10,624	19,687
Banco Security (18)	1,195	1,789	-	-	-	-	1,195	1,789
Banco Rabobank Nederland (19)	1,299	-	-	-	-	-	1,299	-
Banco Itau Bra Pre-Export (20)	4,000	-	-	-	-	-	4,000	-
Banco Rabobank Ireland	-	29,121	-	-	-	-	-	29,121
Others	-	81	-	-	-	-	-	81

Total	61,267	102,313	16	86	1,414	2,594	62,697	104,993

Principal outstanding	61,203	98,906	-	86	1,324	2,428	62,527	101,420

Average annual interest rate	2.94%	3.30%

b) Long-term bank borrowings with banks and financial institutions are summarized as follows at December 31, 2004 and 2003:

	Maturities					December 31, 2004		December 31, 2003

Issuer	Currency	1year to 2 years	2 years to 3 years	3 years to 5 years	5 years to 10 years	Total long-term	Average annual interest rate	Total long term

		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	%	ThUS$
Westdeutsche Landesbank (1)	US$	2,911	2,911	4,952	-	10,774	LIBOR+0.45%	13,685
Kreditanstal Fur Wieder (2)	US$	13,126	7,130	14,260	5,230	39,746	LIBOR+1.27%	31,973
BBVA Banco BHIF (3)	US$	1,445	1,445	1,444	-	4,334	LIBOR+2.10%	4,875
Banco Estado (4)	US$	2,778	2,778	2,778	-	8,334	LIBOR+2.10%	9,375
Corpbanca (5)	US$	2,167	2,167	2,166	-	6,500	LIBOR+2.10%	8,125
Raboinvestments Chile S.A. (6)	UF$	4,500	5,500	-	-	10,000	LIBOR+1.875%	13,000
Banco Crédito Inversiones (7)	US$	5,000	5,000	7,500	2,500	20,000	LIBOR+1.69%	9,375
Banco Crédito Inversiones (8)	UF	2,648	-	-	-	2,648	6.7%	4,857
Security Bank (9)	US$	933	-	-	-	933	LIBOR+1.50%	1,867
Dresdner Bank Latinamerica (10)	US$	2,000	1,000	-	-	3,000	LIBOR+1.9%	5,000
Comerica Bank (11)	US$	4,286	2,141	-	-	6,427	LIBOR+1.35%	10,714
Citibank N.A. (12)	US$	272	-	-	-	272	5.2%	2,783
Banco Chile New York Branch (13)	US$	4,300	4,250	-	-	8,550	LIBOR+1.25%	12,850
The Bank of Nova Scotia (14)	US$	7,500	7,500	6,250	-	21,250	LIBOR+1.15%	25,000
Bank Boston N.A. (15)	Other currency	-	-	-	-	-		8
Banco Hsbc (16)	US$	-	-		-	-		1,256
Banco Santander Chile (17)	US$	10,222	10,222	10,222	-	30,666	LIBOR+2.10%	37,623
Banco Security (18)	US$	1,167	1,167	1,167	-	3,501	LIBOR+2.10%	4,376
Banco Rabobank Nederland (19)	US$	2,500	2,500	5,000	1,250	11,250	LIBOR+1.5%	-
Banco Itaú Bra Pre-Export (20)	US$	2,000	-	-	-	2,000	LIBOR+5.0%	4,000

Total		69,755	55,711	55,739	8,980	190,185		200,742

(1)	Corresponds to two loans. First loan with an outstanding balance of ThUS$ 5,849 is repayable in ten semi-annual installments starting in April 2004. Second loan with an outstanding balance of ThUS$ 7,837 is repayable in nine semi-annual installments starting in June 2005. Both loans require semi-annual interest payments.

(2)	Corresponds to four loans. First loan with an outstanding balance of ThUS$ 11,992 is repayable in four semi-annual installments starting in June 2005. Second loan with an outstanding balance of ThUS$ 19,981 is repayable in twelve semi-annual installments starting in June 2005. Third loan with an outstanding balance of ThUS$ 17,100 is repayable in ten semi-annual installments starting in September 2005. Fourth loan with an outstanding balance of ThUS$ 1,710 is repayable in ten semi-annual installments starting in September 2005. All loans require semi-annual interest payments.

(3)	The outstanding balance of this loan as of December 31, 2004 is repayable in eight semi-annual installments starting in March 2005 with interest payments semi-annually.

(4)	The outstanding balance of this loan as of December 31, 2004 is repayable in eight semi-annual installments, starting in March 31, 2005, with interest payments semi-annually.

(5)	The outstanding balance of this loan as of December 31, 2004 is repayable in eight semi-annual installments, starting in April 30, 2005, with interest payments semi-annually.

(6)	The outstanding balance of this loan as of December 31, 2004 is repayable in six semi-annual installments commencing April 2005, with interest payments semi-annually.

(7)	The outstanding balance of this loan as of December 31, 2004 is repayable in eight semi-annual installments, commencing April 2005, with interest payments to be made semi-annually.

(8)	The outstanding balance of this loan is repayable in four semi-annual installments, starting in February 2005. Interest is paid semi-annually.

(9)	The outstanding balance of this loan is repayable in four semi-annual installments, commencing March 2005, with interest payments semi-annually.

(10)	This loan is repayable in five semi-annual installments, commencing January 2005, with interest payments semi-annually.

(11)	The outstanding balance of this loan as of December 31, 2004 is repayable in three semi-annual installments, commencing April 2005, with interest payments semi-annually.

(12)	The Company prepaid ThUS$ 49,720 of the outstanding balance of this loan on December 29, 2003 with proceeds from the 2003 bond offering included in Bonds and promissory notes in the Consolidated Balance Sheets.

(13)	This loan is repayable in six semi-annual installments, commencing April 2005, with interest payments semi-annually.

(14)	The Company entered into this loan in January, 2003. This loan is repayable in six semi-annual installments, commencing July 2005, with interest payments semi-annually.

(15)	This loan is repayable in monthly installments of principal and interest.

(16)	The outstanding balance of this loan is repayable in October 31, 2005. Interest is paid semi- annually.

(17)	Corresponds to two loans. The first loan with has an outstanding balance of ThUS$ 20,889 and is repayable in eight semi-annual installments, commencing March 2005. The second loan with an outstanding balance of ThUS$ 20,000 and is repayable in eight semi-annual installments, commencing April 2005. Both loans require semi-annual interest payments.

(18)	The outstanding balance of this loan as of December 31, 2004 is repayable in six semi-annual installments, starting in April 2005, with interest payments semi-annually.

(19)	The outstanding balance of this loan as of December 31, 2004 is repayable in eight semi-annual installments, starting in April 2005, with interest payments semi-annually.

(20)	The outstanding balance of this loan as of December 31, 2004 is repayable in four semi- annual installments, starting in June 2005, with interest payments semi-annually.

Scheduled payments of long-term bank borrowings at December 31, 2004 are as follows:

Amounts payable during the years ending December 31,	ThUS$

2005	62,697
2006	69,755
2007	55,711
2008	41,560
2009 and thereafter	23,159

Total	252,882

NOTE 16 – BONDS AND PROMISSORY NOTES

Bonds and promissory notes include the following.

						Commencement
		Notional		Interest	Maturity	of interest	Principal	At December 31,
	Series	amounts	Currency	rate	date	payment	repayment	2004	2003

		ThUS$		%				ThUS$	ThUS$
Short-term portion

Terranova bonds	A	4,000	U.F.	5.0	06/15/2009	Semiannually	2005	15,308	234
Terranova bonds	B	1,000	U.F.	6.0	06/15/2024	Semiannually	2009	77	70
Terranova bonds	C	30,000	US$	5.0	06/15/2008	Semiannually	2008	62	62
Private Placement	B	9,000	US$	8.06	05/14/2008	Semiannually	2005	9,371	9,484
Masisa bonds	A	2,500	U.F.	5.0	12/15/2010	Semiannually	2006	160	158
Masisa bonds	B	702	U.F.	6.25	12/15/2024	Semiannually	2011	56	56

Total								25,034	10,064

Long-term portion

Terranova bonds	A	4,000	U.F.	5.0	06/15/2009	Semiannually	2009	108,320	113,978
Terranova bonds	B	1,000	U.F.	6.0	06/15/2024	Semiannually	2024	31,068	28,494
Terranova bonds	C	30,000	US$	5.0	06/15/2008	Semiannually	2008	30,000	30,000
Private Placement	B	27,000	US$	8.06	06/15/2008	Semiannually	2008	27,000	36,000
Masisa bonds	A	2,500	U.F.	5.0	12/15/2010	Semiannually	2010	76,488	71,236
Masisa bonds	B	702	U.F.	6.25	06/15/2024	Semiannually	2024	21,809	20,003

Total								294,685	299,711

a) Bonds

In June 2003, the Company issued UF 4,000,000 Series A fixed rate UF denominated bonds in the Chilean market. Series A bonds mature on June 15, 2009 and pay interest at 5.0% . Interest is payable on June 15 and December 15 of each year with the first payment due on December 15, 2003. Principal is payable on June 15 and December 15 of each year with the first payment due on December 15, 2005.

In June 2003, the Company issued UF 1,000,000 Series B fixed rate UF denominated bonds in the Chilean market. Series B bonds mature on June 15 2024 and pay interest at 6.0% . Interest is payable on June 15 and December 15 of each year with the first payment due on December 15, 2003. Principal is payable on June 15 and December 15 of each year with the first payment due on December 15, 2009.

In June 2003, the Company issued ThUS$ 30,000 Series C fixed rate US$ denominated bonds in the Chilean market. Series C bonds mature on June 15, 2008 and pay interest at 5.0% . Interest is payable on June 15 and December 15 of each year with the first payment due on December 15, 2003.

In December 2003, the Company’s subsidiary Masisa S.A. issued ThUS$ 91,453 of fixed rate bonds in the Chilean market. Series A bonds of ThUS$ 71,394 mature in seven years and pay interest at 5.0% . Series B bonds of ThUS$ 20,059 mature in twenty one years and pay interest at 6.25% . Interest is payable on both Series A and B bonds on June 15 and December 15 of each year with the first payment due on June 15, 2004.

b) Promissory notes

In May, 1996, the Company’s indirect subsidiary Masisa Overseas Ltd, issued ThUS$ 70,000 of fixed rate Promissory notes. Series A Promissory notes of ThUS$ 25,000 mature in 2003 and pay interest at 7.82% . Series B Promissory notes of ThUS$ 45,000 mature in 2008 and pay interest at 8.06% .

Scheduled payments of the long-term portion of bonds and promissory notes at December 31, 2004 are as follows:

Amounts payable during the years ending December 31,	ThUS$

2005	25,034
2006	55,601
2007	55,601
2008	85,601
2009 and thereafter	97,882

Total	319,719

NOTE 17 - ACCRUED LIABILITIES

Accrued liabilities include the following:

	December 31,
	2004	2003

	ThUS$	ThUS$
Accrued vacations	3,705	3,308
Provision for bonuses	1,649	1,004
Consulting services	3,190	3,180
Export expenses and freight	1,643	2,059
Import expenses	36	3,068
Services	1,702	1,000
Fines from Venezuela	89	2,368
Provision for major repairs	970	1,197
Others	5,496	2,557

Total	18,480	19,741

NOTE 18 - SHAREHOLDERS’ EQUITY

a) Changes in capital and reserve accounts for the years ended December 31, 2004, 2003 and 2002 were as follows:

					Net (loss)
	Common	Other	Retained	Development	income	Total
	stockfor	reserves	earnings	stage deficit	the year	Equity

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
2002
Balance at December 31, 2001	480,588	126,829	35,281	(15,338)	21,499	648,859
Transfer to retained earnings	-	-	6,161	15,338	(21,499)	-
Capital increase	14,143	-	-	-	-	14,143
Dividends paid			(1,815)	-	-	(1,815)
Decrease in forestry reserve due to appraisal	-	(357)	-	-	-	(357)
Cumulative translation adjustment	-	(3,759)	-	-	-	(3,759)
Deficit of subsidiary in development stage	-	-	-	(21,514)	-	(21,514)
Net income for the year	-	-	-	-	21,009	21,009

Balance at December 31, 2002	494,731	122,713	39,627	(21,514)	21,009	656,566

					Net (loss)
	Common	Other	Retained	Development	income	Total
	stockfor	reserves	earnings	stage deficit	the year	Equity

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
2003
Balance at December 31, 2002	494,731	122,713	39,627	(21,514)	21,009	656,566
Transfer to retained earnings	-	-	(505)	21,514	(21,009)	-
Capital increase	90,558	-	-	-		90,558
Incorporation of net equity balance of Terranova S.A	16,828	-	-	-	-	16,828
Decrease in forestry reserve due to appraisal	-	(8,391)	-	-	-	(8,391)
Cumulative translation adjustment	-	(771)	-	-	-	(771)
Deficit of subsidiary in development stage	-	-	-	(4,133)	-	(4,133)
Net loss for the year	-	-	-	-	(20,010)	(20,010)

Balance at December 31, 2003	602,117	113,551	39,122	(4,133)	(20,010)	730,647

2004
Balance at December 31, 2003	602,117	113,551	39,122	(4,133)	(20,010)	730,647
Transfer to retained earnings			(24,143)	4,133	20,010	-
Cancellation of treasury shares	(18,378)	-	-	-	-	(18,378)
Increase in forestry reserve due to appraisal		9,795	-	-	-	9,795
Cumulative translation adjustment		(703)	-	-	-	(703)
Net income for the year	-	-	-	-	56,778	56,778

Balance at December 31, 2004	583,739	122,643	14,979	-	56,778	778,139

b) Paid-in capital

At December 31, 2004 and 2003, the capital of the Company was divided into 3,918,427,856 and 4,019,837,304 shares outstanding without nominal value, respectively.

On September 30, 2003, the Extraordinary Shareholders’ Meeting approved the stock split of Terranova International S.A. into two companies, Terranova with a stated equity balance of ThUS$ 16,828 and Inversiones Internacionales Terranova S.A. with a stated equity balance of ThUS$ 86,589. Following the split on October 31, 2003, Forestal Terranova S.A. was merged into its subsidiary Terranova. As a result of the merger, Terranova’s stated equity balance amounted to ThUS$ 602,117. Representing the sum of the equity balance of Terranova (ThUS$ 16,828) plus the equity balance of Forestal Terranova S.A (ThUS$ 585,289).

During 2003 and in accordance with a capital increase approved at the Extraordinary Shareholders’ Meeting of Forestal Terranova S.A. (the company merged into Terrranova S.A.) held on April 23, 2003, a total of 215,000,000 no-par-value shares were subscribed and paid for a total of ThUS$ 90,558.

c) Other reserves

Other reserves include the following:

	December 31,
	2004	2003

	ThUS$	ThUS$
Forestry reserve	130,156	120,461
Cumulative translation adjustment	(7,613)	(6,910)
Other	100	-

Total	122,643	113,551

d) Treasury shares

As a result of the merger described above, Terranova acquired 87,871,054 of its own shares that were held by Forestal Terranova S.A. before the merger. Additionally, as allowed by Chilean Law certain dissenting shareholders of Forestal Terranova S.A. excercised their redemption rights for the receipt of cash payments. As such, Terranova acquired 2,937,494 shares of Forestal Terranova S.A. which after the merger resulted Terranova holding 13,538,394 of its own shares.

These treasury shares did not have voting rights, were recorded at cost and included under Other long-term assets in the Consolidated Balance Sheets.

On December 26, 2004, the treasury shares were cancelled. As such, common stock was decreased by ThUS$ 18,378.

NOTE 19 - OTHER NON-OPERATING INCOME

Other non-operating income during each period includes the following:

	Year ended
	December 31,
	2004	2003	2002

	ThUS$	ThUS$	ThUS$

Gain on sale of forests	44,284	-	-
Gain on sale of goods and services	364	688	662
Lease of offices, parking lots and others	474	610	190
Recovery of write-offs	-	35	797
Compensation from insurance	1,120	3,620	4,907
Services and commissions related companies	-	-	631
Forest bonuses	-	-	783
Compensation associated with land expropriated	-	82	208
Gain on sale of investments	-	-	725
Gain on sale of affiliate (Premdor Mexico)	-	-	167
Other	1,010	872	1,003

Total	47,252	5,907	10,073

NOTE 20 - OTHER NON-OPERATING EXPENSES

Other non-operating expenses during each period includes the following:

	Year ended
	December 31,
	2004	2003	2002

	ThUS$	ThUS$	ThUS$

Provision for idle assets (1)	9,190	-	-
Temporary shut-down of industrial plant (2)	155	1,973	521
Idle sawmill expenses (3)	-	140	300
Depreciation	575	313	481
Loss on sale of related company (Fibramold S.A.)	-	-	121
Provision for doubtful accounts non-operational accounts	2,762	-	-
Fees on sale of shares	-	133	25
Donations	350	324	37
Expenses on advisory services for merger with Masisa	-	58	-
Loss on sale of goods and services	63	649	414
Severance indemnities	2,094	331	-
Corporate reorganization expenses	411	200	-
Write off of VAT receivable as a result of merger	-	809	-
Lease of assets from third parties	1,376	651	200
Provision for insurance	-	95	-
Provision for product obsolescence	-	-	400
Cost of losses (damages)	987	671	55
Other	3,804	967	895

Total	21,767	7,314	3,449

(1)	During the fourth quarter of 2004, the Company recognized a ThUS$4,912 provision for wood scanners in Chile and Brazil that after a testing period and negotiations with the supplier were determined to be unusable for their intended purpose. The provision was for the total cost of the equipment. Additionally, the Company recognized a provision for ThUS$1,023 during 2004 as a result of obsolete particle board line equipment in Masisa Mexico. The equipment was partially used to recondition a different particle board line and the remaining balance was completely written off since the expected recoverable value is negligible. The Company also recognized a provision for ThUS$ 640 during 2004 for equipment on Masisa Argentina’s impregnation line considered obsolete. The provision was for the entire book value of the equipment. The remaining ThUS$ 2,615 provisions were for various obsolete plant and equipment in Terranova Chile and Venezuela representing the entire book value of such equipment since the expected recoverable value is negligible.

(2)	Corresponds to expenses associated with an industrial plant of Masisa which was temporarily idled and depreciation and other expenses generated by the temporary shut down of the Menque industrial plant and the furniture line of the Chillan plant.

(3)	Corresponds to overhead costs incurred on idle sawmills in Venezuela.

NOTE 21 - COMMITMENTS AND CONTINGENCIES

Lawsuits

(1)	The Company is involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management, these matters will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in a future period.

As of December 31, 2004, there is an outstanding complaint amounting to ThUS$ 663 for damages to property caused in opinion of the complaint by Forestal Tornagaleones. On September 22, 2003, an appealable judgement was issued against the Company, which limited the scope of the claimed damages but did not fix the amount payable. Such judgement was appealed by the Company. On January 9, 2004, the Court of Appeals of Valdivia accepted the appeal, by annulling the judgement and refusing to accept the complaint filed against the Company in all its parts, including legal costs. The complainant filed a motion to appeal, which remains pending at the date of issuance of these consolidated financial statements. Given the judgement pronounced by the Court of Appeals of Valdivia, the Company believes that the likelihood of success for the complainant is minimal.

On May 30, 2002, the Chilean Internal Revenue Service issued a tax assessment amounting to ThCh$ 406,545 (ThUS$ 729 at December 31, 2004) for alleged differences in the determination of income taxes by Inversiones Coronel Limitada. The Company has made no provision for this assessment as management believes it will prevail in this case.

(2)	By way of Resolution No. 203, the Servicio de Impuestos Internos (the “Chilean Internal Revenue Service” or “SII”) notified the Company not to proceed for corporate income tax purposes with the recognition in Chile of the results of some of its foreign affiliates. According to the information available to the Company, Resolution No. 203 would affect US$30.4 million related to deferred taxes, recoverable taxes and tax losses already utilized.

The Company has disputed the decision of Resolution No. 203 with respect to the established procedure in Articles 123 and according to the Tax Code. Based on the available information to the Company, the opinion of its legal advisors and the administrative jurisprudence of the SII that would affect the resolution of Resolution No. 203, it is estimated as remote the probability that the final decision would be unfavorable and have any effect on the US$ 30.4 million related to deferred taxes, recoverable taxes and tax losses already utilized.

Financial Covenants and Restrictions

As a result of certain loan contracts entered by the Company and its subsidiaries, Terranova must abide to certain covenants. The covenants are associated with loan with K.F.W Bank and West L.B Bank, a syndicated loan for ThUS$ 85,000 with various institutions, and a syndicated loan for ThUS$ 65,000 with various institutions. Under the covenants the Company may not substantially change its activities, must provide financial information on a regular basis, must keep its obligations with third parties up to date, obtain the prior approval before transferring or selling a substantial part of its assets or granting such assets as collateral. In addition, the Company must maintain the following financial ratios based on its consolidated financial statements:

–      A maximum debt leverage ratio of 0.85
–      A maximum financial debt to cash generation ratio of 5.50
–      A minimum cash generation to financial expenses of 2.0
–      Minimum net tangible equity of ThUS$ 700,000

All of these obligations are complied with as of the date of the accompanying financial statements.

August 2003 Bond Placement – Terranova

In association with the Company’s August 6 and 13, 2003 bond placements of UF 4,000,000, and UF 1,000,000, and ThUS$30,000, the Company must abide by the following covenants:

–      Maintain the registration of the Company in the Securities Register of the SVS.
–      Maintain certain insurance policies with respect to operating assets.
–      Perform operations between related parties under market conditions.
–      Maintain a minimum forestry of 60,000 hectares of Radiata pine forests in Chile with an average age exceeding 8 years.
–      Maintain equity greater than the ThUS$ 600,000
–      Maintain a ratio of current liabilities to equity no higher than:
        i) 1.1 times, between September 30, 2003 through December 31, 2003;
        ii) 0.95 times, between March 31, 2004 through December 31, 2004; and,
        iii) 0.85 times, from March 31, 2005 through the maturity of bonds.

All these obligations are complied with as of the date of the accompanying financial statements

2003 Bond Placement – Masisa

The bonds issued in 2003 contain covenants establishing certain obligations for Masisa and its subsidiaries, including the following: maintenance of insurance on the principal assets of Masisa in accordance with the industry’s standards; issuance of quarterly and annual financial statements to the representative of the bondholders, both individual and consolidated, abiding by the standards applicable to public corporations; the obligation to provide copies of risk rating reports; the obligation to update the accounting books of Masisa and its subsidiaries; the obligation to perform transactions with subsidiaries under market conditions; a prohibition on providing financing to any entity of the business group, other than the issuer or any of its subsidiaries or investees; and the requirement to maintain a quarterly leverage ratio (defined as the ratio between current liabilities and equity based on the consolidated financial statements) not higher than 0.9 times. All these obligations are complied with as of the date of the accompanying financial statements

Promissory Notes from Private Placement - Masisa

In connection with notes issued in a private placement in the United States during 1996, Masisa and its subsidiaries, Masisa Overseas Ltd. and Masisa Argentina S.A., are contractually committed to maintain certain covenants, which are summarized as follows:

–      Compliance with all laws
–      Maintenance of insurance on properties and businesses
–      Maintenance of properties in good repair, working order and condition
–      Payment of taxes and claims
–      Maintenance of financial covenants as follows:

a)	Masisa must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of an amount equal to the sum of (a) not less than ThUS$ 236 million as of December 31, 2004 and (b) an amount equal to 40% of the cumulative amount of Recurring Net Income (defined as net income less extraordinary or non-recurring gains) of Masisa for each fiscal year commencing after December 31, 1996 (as shown in the consolidated financial statements)

b)	Masisa will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

c)	Masisa will not at any time permit the Interest Charges Coverage Ratio (the ratio of consolidated income plus interest expense and income taxes to interest expense) to be less than 1.5 to 1.

–      Ownership obligations

a)	Masisa will at all times own 100% of the outstanding equity securities of Masisa Overseas Ltd.

b)	Masisa will at all times own at least 66 % of the outstanding voting securities of Masisa Argentina S.A.

All these obligations are complied with as of the date of the accompanying financial statements.

Fibranova C.A. and Andinos C.A.

The ThUS$ 19,000 loan obtained by the Venezuelan subsidiaries, Fibranova C.A. and Andinos C.A., on February 26, 2004 requires the Company, as a guarantor, to adere to certain covenants. Under the covenants, the Company may not substantially change its activities, may not substantially change its ownership in the subsidiaries, must provide financial information on a regular basis, must keep its obligations with third parties up to date, obtain the prior approval before transferring or selling a substantial part of its assets or granting such assets as collateral.

All of these obligations have been complied with as of the date of the accompanying financial statements.

Raboinvestments Chile S.A.

On October 15, 1998, Tornagaleones entered into a loan agreement with Raboinvestments Chile S.A. for ThUS$ 15,800. Under terms of the agreement the company collateralized the loan with plantations and land for the term of the loan that expires in 3 years. The book value of the plantations is ThUS$ 20,964 and the book value of the land is ThUS$ 5,642 at December 31, 2004.

Dresdner Bank and Banco Security

Forestal Tornagaleones S.A., through its subsidiary Forestal Argentina S.A., has loans outstanding with Dresdner Bank and Banco Security which commenced in December 2001. Such loans proceeds were used for financing new plantations, purchase of property and financial debt restructuring. The loan covenants require the maintenance of equity of at least ThUS$ 80,000, debt leverage ratio lower than or equal to 0.4 times, ratio of equity and long-term debt to fixed assets equal to or higher than 1, and a ratio of EBITDA to financial expenses higher than or equal to 1.5 times.

On March 18, 2004, Masisa replaced its subdidiary Forestal Tornagaleones as the guarantor of this debt.

All these obligations are complied with as of the date of these financial statements.

The Bank of Nova Scotia

In connection with the loan of US$ 25 million granted by The Bank of Nova Scotia, in which Scotiabank Sud Americano acted as an agent, Masisa and/or its subsidiaries are obligated to the following covenants: maintaining a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 1; maintaining a coverage over financial expenses not lower than 3; maintaining a consolidated equity not lower then ThUS$ 345,000 at December 31, 2004; Masisa cannot sell, transfer, dispose of, promise to sell or dispose of its current stake in the ownership of its subsidiaries, with the exceptions set forth in the contract; Masisa cannot pledge assets that are essential for the normal operation of the business, except under the conditions provided for in the contract; Masisa cannot grant loans to its shareholders for operations outside the regular course of business. All these obligations are complied with as of the date of the accompanying financial statements

Comerica Bank

Masisa has the following covenants associated with its loan of US$ 15 million granted by Comerica Bank. Convenants include: maintenance of insurance on the principal assets in accordance with industry standards; updating accounting records of Masisa and its subsidiaries; compliance with current laws and regulations; compliance with the payment of every obligation derived from debt contracts; maintenance of Masisa is line of business; prohibition on issuing certain guarantees on its assets, except for those existing upon signature of the agreement and others such as chattel mortgage on new assets purchased in Masisa’s ordinary line of business; performance of transactions with the subsidiaries under market conditions; prohibition on merging Masisa with any other company, or liquidating or dissolving it, and selling or renting its assets, property or businesses, except on the terms agreed upon in the contract; limitation on the debt contracted and loans granted to those conforming with the conditions stated in the agreement; maintenance of a consolidated equity at December 31, 2004 not lower than ThUS$ 345,000; maintenance of an interest coverage ratio (defined as operating cash flow over net financial expenses) of at least 3; and maintenance of a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 1. All these obligations are complied with as of the date of the accompanying financial statements.

Banco de Chile

Masisa has the following covenants associated with its credit line for US$ 15 million granted by Banco de Chile. Convenants include: maintenance of a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 1; maintenance of a coverage ratio against financial expenses of at least 3; maintenance of a consolidated equity of at least ThUS$ 345,000; and a prohibition on selling, transferring, pledging to sell or disposing of, in any way or manner, its present equity investment in the property of its subsidiaries except in accordance with the terms agreed upon in the contract. All these obligations are complied with as of the date of the accompanying financial statements.

Dresdner Bank L.A. - Forestal Argentina S.A.

In accordance with loans contracted by this subsidiary, the company is obligated to comply with certain covenants that are derived from the financial statements of this subsidiary issued in accordance with accounting principles generally accepted in Argentina.

These covenants include the maintenance of:

–      A ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to financial expenses equal to or higher than 1.8 times;
–      Debt leverage lower or equal to 0.50 and
–      Net equity of at least US$ 50 million.

Non-compliance with any of the above obligations can require the immediate payment of the quantities owed, as if they had matured and were currently collectable.

The subsidiary was not in compliance with its net equity covenant based on its subsidiary’s financial statements at December 31, 2003 and 2002. On August 27, 2002, Dresdner Bank L.A. released the Company from its obligation to comply with the financial covenants set forth in its loan contract. On January 28, 2003, the bank extended the release from complying with the covenant of maintaining a minimal equity until April 30, 2003. On May 12, 2003 the bank reported in writing to Forestal Argentina S.A. that it was in the process of studying the balance sheets audited at December 31, 2002. It also advised that, as long as such analysis, as well as the restructuring of the covenant of minimum equity is not concluded, it would not declare a default event for non-complying with such covenant. On August 22, 2003, the bank advised the subsidiary that it was still studying such balance sheets and, as long as the examination has not been concluded, it would not declare a default event for non-compliance of the covenant. On January 8, 2004, the bank reported to the Company that, with retroactive effect to June 30, 2003 and until February 29, 2004, it released the Company from complying with the obligation to maintain a minimum equity as outlined in the borrowing documents.

On March 18, 2004, Masisa became the guarantor of this loan. As guarantor, the above covenants are derived from Masisa’s financial statement and not Forestal Argentina S.A.

As of December 31, 2004, Masisa is in compliance with the covenants.

Other Contracts and Commitments

Shareholders’ agreement – Oxinova C.A

With the incorporation of the unconsolidated subsidiary, Oxinova C.A,. in Venezuela, the Company’s subsidiary, Inversiones Internacionales Terranova S.A., signed a shareholders’ agreement with Oxiquim S.A., restricting it from selling its shares in Oxinova C.A., pledging such shares as collateral, or establishing rights in favor of third parties of such shares. Inversiones Internacionales Terranova S. A. must also maintain direct control of Fibranova C.A. through Terranova S.A.

In relation to this, on May 23, 2002, Inversiones Internacionales Terranova S.A. signed a shareholders’ agreement with Corporación Venezolana de Guayana (CVG), a Venezuelan governmental agency, to regulate and manage the construction and operation of a river port in the north riverside of the Orinoco River, Macapaima, Venezuela. At of the issuance date of these financial statements, such company has not been established.

Wood purchase contract

In May 1997, the subsidiary Terranova de Venezuela S.A. signed a contract with CVG Proforca C.A. for the right to use two plots of land of 59,000 hectares in the State of Monogas in Venezuela. The term of this contract is 30 years.

The signed contract implies the following conditions:

–      The land where the plantations are located are the sole property of CVG Proforca C.A. and are not part of the contract.
–      All future expenses and costs to obtain all required permits shall be the responsibility of Terranova de Venezuela S.A.
–      CVG Proforca C.A. shall compensate Terranova de Venezuela S.A. for any costs incurred due to a breach of contract by CVG Proforca C.A., the owner and operator of the assets.
–      Terranova de Venezuela S.A. shall comply with all environmental standards regarding fire prevention, industrial hygiene and safety, logging operations, and the maintenance of roads and infrastructure, plus fire prevention and operating plan.
–      Terranova de Venezuela S.A. shall purchase insurance policies to cover third party expenses with CVG Proforca C.A. being appointed as the beneficiary.

Uverito sawmill lease contract

In May 1997, the subsidiary Terranova de Venezuela S.A. signed a sawmill lease contract with CVG Proforca C.A. for fifteen years starting in 1997, for a lump sum payment of ThUS$10,000. The Company is subject to the following conditions:

–      The Company shall be responsible for all necessary equipment maintenance and repair expenses.
–      All improvements shall be the property of the Company and may be removed by the lessee as long as such removal does not damage the leased property.
–      The Company shall be responsible for all utility expenses, including electricity, water, telephone and other services, incurred in the commercial operation of the sawmill. The lessor shall be liable for all property taxes, and the lessee for any operations-related taxes.
–      All equipment must be insured against all risks with CVG Proforca C.A. being appointed as beneficiary.

Contract for the use of 30,000 hectares

In May 1997, the subsidiary Terranova de Venezuela S.A. signed a contract with CVG Proforca C.A., giving it the rights to use a plot of land of 30,000 hectares. The term of this contract is 30 years; however, the rights to use it will cease after Terranova de Venezuela S.A. has exploited all the forestry resources, after the twentieth year. In consideration, Terranova de Venezuela S.A. will transfer to CVG Proforca ownership over certain forestry resources.

Under the contract, Terranova de Venezuela committed, among other things, to the following:

–      Reforest at its expense and for its benefit, (except for the previously mentioned consideration to CVG Proforca) the portions of land that have been harvested by the Company during the first twenty years of the term of that contract.
–      Post a surety bond in favor of CVG Proforca for a total amount of ThUS$ 300 for the obligations assumed under this contract.

Annual contract with the company CVG. PROFORCA.

During the month of April 2000, Terranova Venezuela S.A., signed a contract with CVG PROFORCA, for the annual purchase of 400,000 cubic meters SSC of Caribbean pine commercial wood at a fixed price.

Deferred customs duties

As of December 31, 2004, Terranova S.A. owes deferred customs duties in the amount of ThUS$ 1,160 (ThUS$ 1,330 in 2003). From these duties, ThUS$ 978 have not been recorded as liabilities since it is expected that certain export incentive credits due from the custom authorities will be applied against the amounts due. The remainder of ThUS$ 182 has been recorded as long-term liabilities as no offsetting credits are anticipated.

Insurance Contracts

The significant insurance policies purchased by Terranova and its subsidiaries as of December 31, 2004, are the following:

–      Plantation insurance for a total coverage of ThUS$ 357,290 for certain Chilean subsidiaries
–      Property and inventory insurance for certain Chilean subsidiaries for a total coverage of approximately ThUS$ 247,811 and ThUS$ 87,496 to cover fixed costs in case of plant shutdown.
–      Civil liability, personal accident and third-party liability insurance for a total coverage of ThUS$ 10,000
–      The Brazilian subsidiaries have plantation insurance for a total coverage of ThUS$ 71,194, other property of ThUS$ 197,154 and civil liability for ThUS$ 54,750
–      The Venezuelan subsidiaries have insurance as follows: coverage of ThUS$ 236,902 for construction and building and coverage of ThUS$ 22,508 for certain other risks.
–      Subsidiaries in Mexico have insurance for a total coverage of ThUS$ 42,429 for physical property, and coverage of ThUS$ 9,310 for civil liability and other.
–      The subsidiaries in Argentina have the following insurance: coverage of ThUS$ 40,086 corresponding to forest plantations, coverage of ThUS$ 172,915 relating to other assets and coverage of ThUS$ 32,663 corresponding to civil liability.

The Company maintains the following indirect guarantees:

				Balances pending
			Type of	December 31,
Guarantee creditor	Entity	Relation	guarantee	2004	2003

				ThUS$	ThUS$
Banco Santander	Oxinova C.A.	Equity investee	Surety Bond	429	1,286
Banco de Chile	Oxinova C.A.	Equity investee	Surety Bond	4,900	4,900

NOTE 22 - SUBSEQUENT EVENTS

On April 12 and April 13, 2005, respectively, the shareholders of Masisa and Terranova approved the merger by incorporation of Masisa into and with Terranova. In order to complete the merger, Terranova must complete or obtain various registrations and approvals which are required before Terranova can issue and list for trading the shares and American depositary shares ("ADSs") which will be exchanged for the shares and ADSs of Masisa.

At the same shareholder meetings of Masisa and Terranova at which the merger was approved, the shareholders of each company also approved changing the name of the merged company from Terranova S.A. to Masisa S.A. The name change is now effective and the name of the Company in all future filings by the Company with the U.S. Securities and Exchange Commission (the “SEC”) will be Masisa S.A.

On May 16, 2005, Terranova and Masisa announced the expiration of the withdrawal rights period and successful completion of the merger by incorporation of Masisa into Terranova. The completion of the merger was subject to certain conditions with respect to the exercise of withdrawal rights established at the respective Extraordinary Shareholders’ Meetings of Masisa and Terranova, which were called to approve the merger, and such conditions were successfully met. Dissenting shareholders exercised withdrawal rights in amounts equal to approximately US$3.2 million and US$1.4 million for Terranova and Masisa, respectively. Upon completion of administrative and regulatory filings, which Terranova believes will take between 30 and 60 days, Terranova will issue shares and ADSs in exchange for Masisa shares and ADSs.

NOTE 23 - DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting principles generally accepted in Chile (“Chilean GAAP”) vary in certain important respects from the accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

1. Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP are as follows:

a) Functional currency, reporting currency and inflation accounting

i) Terranova

Since the year ended December 31, 1992, the functional and reporting currency of the Company has been the US dollar. For the years prior to 1992, the Company presented its financial statements in Chilean pesos restated to reflect the full effects of the change in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, described in Note 2 d), is based on a model which enables the calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of the local currency by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end, and allows direct utilization of replacement values for the restatement of inventories as an alternative to the price-level restatement of those assets, but only if the resulting variation is not material.

As a result of the change in functional and reporting currency in 1992, for Chilean GAAP purposes, the Company’s accounting records, which until December 31, 1991 had been maintained in its former functional currency, Chilean pesos adjusted for the effects of price level changes, were translated to US dollars by dividing all of the Company’s assets and liabilities by the Chilean peso–US dollar exchange rate prevailing on December 31, 1991.

Pursuant to US GAAP, when a change in functional currency occurs previously issued financial statements should not be restated and a change in the functional currency should be reported prospectively from the date of the change. If the functional currency changes from a non-inflation adjusted local currency to the U.S. dollar, the translated amounts using the exchange rate prevailing at the end of the period prior to the change for nonmonetary assets and liabilities and equity accounts become the accounting basis in the period of the change and in subsequent periods. However, in the case of a change from a price-level adjusted currency, such as the Chilean peso, to the US dollar, US GAAP requires the elimination of the accumulated inflation effects on all assets and liabilities for all periods prior to the date of the change before the translation to US dollar. Accordingly, for the reconciliation of net income and equity from Chilean GAAP to US GAAP for the year ended December 31, 2004 and 2003, the Company has (1) eliminated all price-level adjustments of all non-monetary assets and liabilities originated prior to January 1, 1992 and (2) translated all non-monetary assets, liabilities and shareholders’ equity accounts based on the prevailing exchange rate on December 31, 1991.

ii) Masisa

For the year ended December 31, 2004 and 2003, the reporting currency of the consolidated subsidiary Masisa is the US dollar. Prior to January 1, 2003, Masisa reported its financial statements in Chilean pesos. Effective January 1, 2003 and following the approval of the appropriate Chilean regulatory authorities, Masisa changed its reporting currency to the US dollar in order to be consistent with Terranova’s financial functional and reporting currency and to facilitate Terranova’s consolidation process for financial reporting purposes. Masisa’s functional currency has not changed and remains the US dollar.

As a result of the change in reporting currency in 2003, for Chilean GAAP purposes, Masisa’s accounting records, which until December 31, 2002 had been maintained in Chilean pesos adjusted for the effects of price level changes, were translated to US dollars by dividing all of the Company’s assets and liabilities by the Chilean peso–US dollar exchange rate prevailing on December 31, 2002.

Under US GAAP, a change in reporting currency from a price-level adjusted currency such as the Chilean peso to the US dollar requires the financial statements for the years ended December 31, 2004 and 2003 to be recast as if the US dollar had been used for all periods. Accordingly, for the reconciliation of net income and equity from Chilean GAAP to US GAAP for all periods presented, the Company has (1) eliminated all price-level adjustments; (2) remeasured all monetary assets and liabilities at current exchange rates; and (3) remeasured non-monetary assets and liabilities based upon exchange rates at the date of acquisition of Terranova’s control or historical exchange rates if later.

iii) Subsidiaries with accounting records maintained in inflation adjusted Chilean pesos

The Company consolidates those subsidiaries that maintain their accounting records in Chilean pesos adjusted for inflation by translating all peso adjusted for inflation assets, liabilities, revenues and expenses using the exchange rate prevailing at the end of each period. Also, in accordance with Chilean GAAP, the Company records a translation adjustment included in shareholders’ equity derived from the net difference between the value of its investment in those subsidiaries resulting from the movement in the exchange rate between the Chilean peso and the US dollar, the Company’s functional currency.

Pursuant to US GAAP, subsidiaries which maintain their records in a currency other than its functional currency, must remeasure their financial statements into the functional currency before translating to the reporting currency. For all subsidiaries, the functional currency is the US dollar for US GAAP purposes. All monetary assets and liabilities are remeasured based on current exchange rates and all non-monetary assets and liabilities and shareholders’ equity are remeasured based on historical exchange rates. Revenues and expenses are remeasured at the weighted-average of the exchange rates in the period. All remeasurement effects are recorded as a component of net income.

Accordingly, for the reconciliation of net income and equity from Chilean GAAP to US GAAP for December 31, 2004 and 2003, the Company has (1) eliminated all price-level adjustments; (2) remeasured all monetary assets and liabilities at current exchange rates; (3) remeasured non-monetary assets, liabilities and shareholders’ equity accounts based on historical exchange rates; and (4) remeasured revenues and expenses at the weighted-average of the exchange rates in the period.

In accordance with Chilean GAAP, for subsidiaries that maintain accounting records in Chilean pesos, monetary assets or liabilities denominated in US dollars are translated to Chilean pesos at year-end exchange rates and the corresponding adjustment is included in net income for the subsidiary. Pursuant to US GAAP, this adjustment is not required for monetary assets and liabilities denominated in US dollars as the Company’s functional currency is the US dollar.

The effects resulting from the above differences between the Chilean GAAP financial statement presentation and currency translation and the methods described above for US GAAP purposes are presented as an adjustment to Chilean GAAP net income. The cumulative effect of these adjustments has been presented net of the corresponding tax effect as an adjustment to Chilean GAAP net equity. The adjustments are included in paragraph 1 s) below.

b) Income taxes

Under Chilean GAAP, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes. Technical Bulletin No. 60 requires the recognition of deferred income taxes for all temporary differences, whether recurring or not, using an asset and liability approach. For US GAAP purposes, in prior years the Company applied Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes”, whereby income taxes are also recognized using substantially the same asset and liability approach. Deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities are based on enacted rates at the dates that the temporary differences are expected to reverse. The effect of changes in tax rates is included in income for the period that includes the enactment date.

After the year ended December 31, 1999, Chilean GAAP and US GAAP differ due to the recognition for US GAAP purposes of the reversal of deferred income taxes included in the US GAAP reconciliation in years prior to 2000.

Prior to the implementation of Technical Bulletin No. 60, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

Furthermore, deferred income tax assets under both Chilean and US GAAP should be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax basis of those assets and liabilities is included in paragraph 1 s) below and certain disclosures required under SFAS No. 109 are set forth in paragraph 2 a) below.

c) Revaluation of timber resources

As mentioned in Note 2 i) certain timber assets are reported in the financial statements at amounts determined in accordance with an annual technical appraisal. Revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation for both investments in unconsolidated affiliates and consolidated subsidiaries are shown in the reconciliation of shareholder’s equity in paragraph 1 s), below. As previously indicated in Note 2 i), the revaluation of timber resources is not given effect in the Consolidated Statement of Income under Chilean GAAP and therefore no US GAAP adjustment is necessary.

d) Revaluation of property, plant and equipment

As described in Note 2 i), certain property, plant and equipment has been reported in the financial statements at amounts determined in accordance with a one-time technical appraisal. The revaluation of property, plant and equipment is an accounting principle not generally accepted under U.S. GAAP. The effects of the reversal of this revaluation as well as the related accumulated depreciation and depreciation expense for the year is shown in the Chilean GAAP to U.S. GAAP reconciliation below under paragraph 1 s).

e) Business combinations, goodwill and negative goodwill

Under US GAAP, the purchase method is used for all business combinations. The acquired company’s assets and liabilities are adjusted to give effect to the purchase price paid by the acquiring company. If, after the assets, including intangibles, and liabilities of the acquired company have been adjusted to their fair value, at the acquisition date, the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill. SFAS No. 141, “Business Combinations”, establishes specific criteria for the recognition of intangible assets separately from goodwill and it requires unallocated negative goodwill to be allocated pro rata to the acquired assets or written off immediately as an extraordinary gain. Goodwill and certain specifically identified intangibles are assigned an indefinite useful life. Accordingly, no goodwill amortization expense is recorded for US GAAP purposes. Goodwill and indefinite life intangibles are subject to annual impairment tests based on the fair value method.

Until December 31, 2003, under Chilean GAAP, the excess of cost over the net book value of a purchased company is recorded as goodwill (the book value purchase method), which is then amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquired company generates sufficient income to absorb the additional amortization in any given year. The excess of net book value over the cost of an investment is considered to be negative goodwill under Chilean GAAP and is also amortized to income over a maximum period of twenty years. The amortization of negative goodwill may be accelerated if the acquired company sustains losses.

i) Acquisition of Masisa

Under Chilean GAAP, the purchase of 43.16% interest in Masisa in July 2002 resulted in negative goodwill amounting to ThUS$ 40,381 as described in Note 12.

The following table sets forth the US GAAP purchase accounting adjustment relating to the purchase of 43.06% interest in Masisa:

ThUS$

Net book value of Masisa (as of date of acquisition)	426,086
Incremental fair value of identified intangible asset (1)	20,658
Increase in deferred taxes for intangible asset	(3,512)
Elimination of acquired Masisa’s goodwill and negative goodwill	(695)
Adjustment to net tangible assets of Masisa to reconcile to fair value	(64,718)
Increase in deferred taxes for adjustment to net tangible assets of Masisa to reconciliable to fair value	13,012

Fair value of Masisa as of date of acquisition	390,831
Fair value of interest acquired in Masisa (43.16%)	168,683

Purchase price (2)	145,580
Negative goodwill under US GAAP allocated to property, plant and equipment and intangible assets(3)	(29,245)

Negative goodwill under US GAAP allocated to Deferred income taxes (3)	6,142

1)	Identified intangible with an indefinite life associated with Masisa brand name.
2)	Purchase price pursuant to US GAAP includes acquisition expenses amounting to ThUS$ 957. Under Chilean GAAP, acquisition expenses are expensed as incurred.
3)	Negative goodwill has been allocated as a pro rata reduction to property, plant and equipment, intangible assets and related deferred income taxes effects, in accordance with the provisions of SFAS No. 141.

ii) Maderas y Paneles S.A., Masisa Cabrero S.A. and Forestal Tornagaleones S.A.

Under Chilean GAAP, goodwill and negative arising from the purchases made by Masisa of Maderas y Paneles S.A., Masisa Cabrero S.A. and Forestal Tornagaleones S.A in years prior to its acquisition from the Company are recorded at book values and amortized over 20 years. Under US GAAP, an acquiring company should not recognize the goodwill previously recorded by an acquired entity.

iii) Corporación Forest Guayamure C.A.

Negative goodwill resulting from the purchase by the Company of Corporación Forest Guayamure C.A. is being amortized over 20 years under Chilean GAAP. Under US GAAP, this negative goodwill would have been allocated pro-rata to the forests as of the acquisition date resulting in lower cost of sales when the forest acquired is harvested. The difference between amortizing the negative goodwill to income over 20 years under Chilean GAAP and the impact under the full allocation method pursuant to US GAAP has been included in the reconciliation of net income and shareholders’ equity.

iv) Terranova

As described in Note 12, Terranova acquired the remaining 40% interest in Terranova International S.A. from its indirect controlling shareholder in October 2003. Under Chilean GAAP, the difference between the consideration paid and the book value of Terranova Internacional S.A. was recorded as negative goodwill which is being amortized to income over twenty years. Under US GAAP, the shares acquired from indirect controlling shareholders were considered to be an exchange of ownership interests between companies under common control. As such, the difference between the purchase price paid by Terranova and the 40% of net book value of Terranova International S.A. would have been considered a capital investment and recorded as additional paid-in capital in the consolidated shareholders’ equity of Terranova.

v) Amortization of Goodwill and Intangible Assets

Under US GAAP, the Company adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”) as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Beginning January 1, 2002, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually.

The Company has performed the impairment test of the goodwill originated on the acquisition of Terranova Forest Products, Inc and the intangible asset associated with the 43.16% acquisition of Masisa and did not identify any impairment.

The adjustments for the differences in accounting for business combinations, goodwill and negative goodwill between Chilean GAAP and US GAAP, as described above, are shown in the reconciliation of net income and shareholder’s equity in paragraph 1 s) below.

f) Capitalization of interest and exchange differences

Under Chilean GAAP, the capitalization of interest costs is optional. As described in Note 2 i), the Company capitalizes financing costs on long-term investment projects in a manner consistent with US GAAP.

Under Chilean GAAP, foreign exchange gains and losses associated with foreign-currency denominated debt, which qualifies for interest capitalization, can be netted against the corresponding capitalized interest. Under US GAAP, only the interest on the qualifying debt related to investment projects is capitalized and foreign currency gains and losses on foreign-currency denominated debt is recorded in income as a non-operating gain or loss.

Under Chilean GAAP, the Company also capitalizes interest costs incurred in connection with the development of its forests. Under US GAAP, interest costs incurred to finance the development of forests are not normally capitalized.

The adjustments for the reversal of capitalizing interest costs incurred in connection with the development of forests and the netting of foreign-currency gains and losses against interest capitalized pursuant to Chilean GAAP is shown in the reconciliations of net income and shareholder’s equity in paragraph 1 s) below.

g) Development stage results of operations

For Chilean GAAP purposes, the investment in the majority-owned subsidiary Fibranova C.A. was accounted for pursuant to the equity method until March 31, 2003 and the investor’s proportional share of the subsidiary’s results of operations during its development stage are recorded as a direct debit to shareholders’ equity and are never recognized in earnings. For US GAAP purposes, majority-owned subsidiaries in the development stage would be consolidated and the results of their operations charged directly to income. The difference between recording development stage results to equity under Chilean GAAP and to income under US GAAP has been included in the reconciliation of net income under paragraph 1 s) below.

h) Treasury stock

As mentioned in Note 9, during the fourth quarter of 2003, the Company recorded its own shares obtained as a result of the legal reorganization described in Note 1 and shares purchased from dissenting shareholders who exercised their redemption rights as an asset. Under US GAAP, such shares would be recorded as Treasury stock as a reduction of Shareholders’ equity. The effect of such difference at December 31, 2003 is included under paragraph 1 s) below. As mentioned in Note 18 d) on December 26, 2004, the treasury shares were cancelled. As such, common stock under both Chilean GAAP and USGAAP was decreased by ThUS$ 18,378.

i) Derivative contracts

At December 31, 2004 and, 2003, the Company had derivative contracts consisting of interest rate swap agreements which have been designated as hedges of forecasted transactions. These contracts were obtained to mitigate interest rate risk with respect to certain variable interest rate debt.

Pursuant to Chilean GAAP, derivatives are accounted for in accordance with Technical Bulletin No. 57, “Accounting for Derivative Contracts” (“TB 57”). Pursuant to TB 57, all derivative financial instruments should be recognized on the balance sheet at their fair value. In addition, TB 57 requires that derivative financial instruments be classified as non-hedging (investment) instruments and hedging instruments, the latter further divided into those covering recognized assets or liabilities or an unrecognized firm commitment and those covering forecasted transactions.

Contracts to hedge forecasted transactions are those that have the objective of protecting cash flow risks of a transaction expected to occur in the future (a cash flow hedge). The hedging instrument should be recorded at its fair value and the changes in fair value should be stated on the balance sheet as unrealized gains or losses. When the contract is closed, the unrealized gains or losses on the derivative instrument should be recognized in earnings without affecting the cost or sales price of the asset acquired or sold in the transaction. However, probable losses arising from purchase commitments should not be deferred.

At December 31, 2004 and 2003, the Company has not entered into hedges of existing items.

For US GAAP reconciliation purpose only, the Company has adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 137 and SFAS 138 (collectively referred to herein as “SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or to the variability of the cash flows that are to be received or paid in connection with a recognized asset or liability or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, a foreign-currency-denominated forecasted transaction or a recognized asset or liability.

While the Company entered into derivatives for the purpose of mitigating its interest rate risk, these contracts do not meet the requirements to qualify for hedge accounting under US GAAP. Therefore changes in the respective fair values of all derivative instruments are reported in earnings when they occur.

The effect of the differences in accounting for derivative financial instruments are included in the reconciliation of Chilean GAAP and US GAAP in paragraph 1 s) below.

j) Timber cutting rights

In May 1997, the Company entered into a US$ 28.5 million contract with CVG-Proforca, a Venezuelan governmental entity, for the rights to use and harvest 59,000 hectares of plantation consisting of Caribbean type lumber for a term of 30 years. As a condition to enter into this contract, the Company was required to enter into a fifteen year operating lease contract for a sawmill owned by CVG Proforca requiring a payment of US$ 10 million. At the inception of both contracts, the Company paid the full amounts totaling US$ 38.5 million.

Under Chilean GAAP, the US$ 28.5 million paid was capitalized as purchased timber resources and included in Property, plant and equipment in the Consolidated Balance Sheet. The accounting policy pursuant to Chilean GAAP for timber resources is described above in Note 2 i). Further, under Chilean GAAP, the US$ 10 million paid for the lease contract was capitalized as an intangible and included under Other assets in the Consolidated Balance Sheets. This intangible is amortized proportionally based on the cubic meters of forest harvested as a percentage of total forests estimated to be harvested.

Under US GAAP, the US$ 38.5 million paid would be allocated to the estimated fair values of (1) the timber purchased as of the date of the contract, (2) the lease contract for the sawmill with an estimated useful life of eighteen years and (3) the intangible asset acquired for the right to cut timber. The Company is not using the sawmill in its own operations; however, it is sub-leased to a third party under an operating lease. Additionally and based on the conditions of the lease contract, the lease would be accounted for as a capital lease. Subsequently, the cost of the timber purchased would be charged to cost of sales proportionally based on the cubic meters of timber harvested as a percentage of total timber purchased. Cost of sales would also include the amortization of the intangible (forest rights) which would be amortized based on the volume of timber harvested as a percentage of total timber to be harvested under the contract.

The effect of the differences in accounting for the contracts described above are included in the reconciliation of Chilean GAAP and US GAAP in paragraph 1 s) below.

k) Asset retirement obligation

As part of the contract with CVG-Proforca for the right to use and harvest 59,000 hectares of plantation, the Company is required to reforest 7,500 hectares upon the termination of the contract on May 23, 2027. The contract requires that on expiration of the contract, each hectare should have at least four hundred Caribbean type lumber trees with a minimum age of ten years.

Pursuant to US GAAP, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) as of January 1, 2003. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. For US GAAP purposes, the Company considers that the contractual obligation to reforest 7,500 hectares meets the definition of an asset retirement obligation under SFAS 143.

Under Chilean GAAP, there is no specific pronouncement related to asset retirement obligations; however, under current practice, the cost associated with the asset retirement obligation is typically recorded when incurred. Through December 31, 2004, the Company has not incurred any costs associated with this obligation for Chilean GAAP reporting.

The adjustments for the differences in accounting for asset retirement obligations between Chilean GAAP and US GAAP, as described above, are shown in the reconciliation of net income and shareholder’s equity in paragraph 1 s) below.

l) Direct financing lease agreement

During 2001 and 2002, the Company’s subsidiary, Terranova Brazil Ltd., sold certain harvesting equipment financed without interest charges over 48 months but retained title with respect to the machinery. The agreements were consummated as part of an outsourcing initiative related to harvesting activities to third parties. Contemporaneous with the sale of the equipment, service agreements were consummated for such parties to whom the equipment was sold to provide services to Terranova Brazil Ltd. Payments for services by Terranova Brazil Ltd. to the counterparties are reduced by the amount of the installments due by such counterparties under the financed sale of equipment.

Pursuant to Chilean GAAP, the Company has classified the historical cost of equipment sold under the agreement under Other assets in the Consolidated Balance Sheet and has not depreciated the equipment since the date of the sale agreements. A liability has been recorded under Other current liabilities in the Consolidated Balance Sheet for installments paid by the counterparties or for which service payments were reduced in the amount of the installments.

Under US GAAP, this transaction would be accounted for as a sale pursuant to a direct financing lease agreement.

An adjustment to derecognize the equipment and the liability received for payments received from the Consolidated Balance Sheet and to recognize the receivable from counterparties discounted to present value and the interest earned has been included in the Chilean GAAP to US GAAP reconciliation below under paragraph 1 s).

m) Equipment held for sale

The Company’s subsidiary, Terranova Brazil Ltd., has discontinued the use of certain equipment and during 2003 decided to sell it. Under Chilean GAAP, the Company reclassified such equipment to Other assets in the Consolidated Balance Sheet and discontinued its depreciation.

For US GAAP purposes and until December 31, 2002, such equipment did not meet the criteria of a long-lived asset to be disposed of by sale or otherwise as defined by SFAS No. 144, “Accounting for the Impairment or Disposal of long-lived Assets.” During 2003, the conditions for considering the equipment as an asset to be disposed of by sale were met. As such, the equipment would be recorded at the lower of carrying amount or fair value less costs to sell in the US GAAP balance sheet as of December 31, 2004 and 2003.

An adjustment to recognize depreciation expense and accumulated depreciation until the date the equipment qualified as an asset held for sale under US GAAP and to recognize the difference between carrying amount and fair value less cost to sell has been included in the Chilean GAAP to US GAAP reconciliation below under paragraph 1 s).

n) Minority interest

The proportional effects of the US GAAP adjustments described above related to the Company’s subsidiaries, have been included in the reconciliation of net income and shareholders equity in paragraph 1 s) below.

o) Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes guidelines for the presentation of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. There are no differences between net income in accordance with US GAAP and comprehensive income in accordance with US GAAP. Additionally, there are no items impacting accumulated comprehensive income.

p) Variable Interest Entities

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which addresses consolidation by business enterprises of variable interest entities ("VIEs") either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations on proposed modifications to FIN 46 and re-issued FIN 46 ("Revised Interpretation") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. The Revised Interpretation for all VIEs was effective for the Company’s second quarter of fiscal 2004. The Company has not entered into any material arrangements with VIEs created after January 31, 2003. Further, the Company evaluated the provisions under the Revised Interpretation on its arrangements prior to February 1, 2003 and determined that the Company did not have an interest in any material VIEs, including Special Purpose Entities, which have an impact on its financial position, results of operations and cash flows.

q)	Balance sheet and Income statement classifications under US GAAP

i)
As disclosed in Note 2 n), under Chilean GAAP, the Company has classified the discount on the issuance of bonds amounting to ThUS$ 9,936 and ThUS$ 10,853 as of December 31, 2004 and 2003, respectively, in prepaid assets and other assets. Under US GAAP, in accordance with APB Opinion No. 21, “Interest on Receivables and Payables”, the discount on the issuance of bonds should be reported in the balance sheet as a direct reduction from the face amount of the related bonds instead of a deferred charge.

ii)
As disclosed in Notes 19 and 20, under Chilean GAAP, the Company has classified certain items in non-operating results (i.e., certain gains and losses on sales of property, plant and equipment; write- downs of property, plant and equipment; depreciation of equipment temporarily out of service, provisions for accounts receivable losses, etc.) that under US GAAP, are included in operating income. In addition, differences in classification of income and expenses and goodwill as well as other differences between Chilean GAAP and US GAAP exist as summarized in Note 23 s) bellow. As a result of these reclassifications pursuant to US GAAP, operating income amounted to ThUS$ 138,187 and ThUS$ 12,853, for the years ended December 31, 2004 and 2003, respectively.

r)	Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile a provision has been made in the accompanying US GAAP reconciliation in paragraph 1 s) below to recognize the corresponding decrease in Shareholder’s equity at December 31 of the year to which the minimum dividend is attributed.

s) Effects of conforming to US GAAP

The adjustments to reported net income pursuant to Chilean GAAP required to conform with accounting principles generally accepted in the United States of America include the following:

	Year ended
	December 31,
	2004	2003

	ThUS$	ThUS$

Net income (loss) as shown in the Chilean GAAP financial statements	56,778	(20,010)
Effect for change in functional currency (par. 1 a)	1,715	(3,405)
Effect for change in reporting currency (par. 1 a)	353	(547)
Inflation adjustments (par. 1 a)	(164)	(567)
Deferred income taxes-reversal of complementary accounts (par. 1 b)	6,538	(510)
Revaluation of property, plant and equipment (par. 1 d)	29	29
Business combinations, goodwill and negative goodwill (par. 1 e):
- Goodwill and negative goodwill amortization	(1,166)	583
- Acquisition of Masisa – amortization of fair value of assets and liabilities	4,435	4,434
- Elimination of acquired goodwill and negative goodwill – Masisa	(2,781)	(2,472)
Capitalization of interest (par. 1 f)	2,981	(6,639)
Capitalization of exchange differences (par. 1 f)	(1,240)	1,473
Development stage results of operations (par. 1 g)	-	(4,133)
Derivative contracts (par. 1 i)	5,002	(4,477)
Timber cutting rights (par. 1 j)	1,780	1,118
Asset retirement obligation (par. 1 k)	(117)	(92)
Direct financing lease agreement (par. 1 l)	419	163
Equipment held for sale (par. 1 m)	68	(193)
Net deferred income tax effects on US GAAP adjustments (par. 1 b)	(2,674)	(546)
Net effects of US GAAP adjustments on minority interest (par. 1 n)	(550)	5,570

Net income (loss) in accordance with US GAAP	71,406	(30,221)

The adjustments required to conform shareholders’ equity to US GAAP include the following:

	At December 31,
	2004	2003

	ThUS$	ThUS$
Shareholders’ equity as shown in the Chilean GAAP financial statements	778,139	730,647
Effect for change in functional currency (par. 1 a)	(22,413)	(24,128)
Effect for change in reporting currency (par. 1 a)	78,474	78,121
Inflation adjustments (par. 1 a)	(54,854)	(54,690)
Deferred income taxes – reversal of complementary accounts (par. 1 b)	(18,197)	(24,735)
Revaluation of timber resources (par. 1 c)	(127,014)	(117,290)
Revaluation of property, plant and equipment (par. 1 d)	(3,142)	(3,171)
Business combinations, goodwill and negative goodwill (par. 1 e):
- Goodwill and negative goodwill amortization	6,709	7,875
- Acquisition of Masisa – amortization of fair value of assets and liabilities	10,946	6,511
- Elimination of acquired goodwill and negative goodwill – Masisa	(6,240)	(3,459)
Capitalization of interest (par. 1 f)	(47,406)	(50,387)
Capitalization of exchange differences (par. 1 f)	(3,570)	(2,330)
Treasury stock (par. 1 h)	-	(18,378)
Derivative contracts (par. 1 i)	129	(4,873)
Timber cutting rights (par. 1 j)	(46)	(1,826)
Asset retirement obligation (par. 1 k)	(539)	(422)
Direct financing lease agreement (par. 1 l)	24	(395)
Equipment held for sale (par. 1 m)	(305)	(373)
Net deferred income tax effects on US GAAP adjustments (par. 1 b)	3,218	5,892
Minimum Dividend (par. 1 r)	(17,033)	-
Net effect of US GAAP adjustments on minority interest (par. 1 o)	(1,938)	(2,020)

Shareholders’ equity in accordance with US GAAP	574,942	520,569

The changes in shareholders’ equity determined under US GAAP were as follows:

ThUS$

Balance at December 31, 2002	455,073
Capital increases	90,558
Additional paid-in capital	6,709
Treasury stock	(1,550)
Net loss for the year	(30,221)

Balance at December 31, 2003	520,569
Minimum Dividend	(17,033)
Net income for the period	71,406

Balance at December 31, 2004	574,942

2. Additional US GAAP disclosure requirements

a) Earnings per share

SFAS No. 128, “Earning Per Share”, requires the disclosure of basic and diluted earnings per share (EPS). Basic EPS is calculated using income available to common stockholders divided by the weighted-average of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted-average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. The treasury stock method is used to calculate dilutive shares which reduces the gross number of dilutive shares by the number of shares that can be acquired from the proceeds of the options assumed to be exercised. Diluted EPS is equal to basic EPS for all periods presented as the Company did not have any potentially dilutive securities. The following disclosure of earnings per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under US GAAP:

	Year ended
	December 31,
	2004	2003

	US$	US$
Basic and diluted earnings (losses) per share under Chilean GAAP	0.014	(0.006)

Basic and diluted earnings (losses) per share under US GAAP	0.018	(0.009)

Weighted average number of shares of common stock outstanding (in thousands)	3,918,428	3,391,168

b) Income taxes

The provisions for income taxes charged to the results of operations pursuant to US GAAP were as follows:

	Year ended
	December 31,
	2004	2003

	ThUS$	ThUS$
Deferred tax expense (benefit) under Chilean GAAP:
Chile	(3,384)	(4,718)
Foreign	6,480	(1,260)
Additional deferred tax expense (benefit) under US GAAP:
Chile adjustment	(471)	1,044
Foreign adjustment	(3,393)	12

Total deferred tax provision under US GAAP	(768)	(4,922)

Current year provision for income tax:
Chile	2,598	4,433
Foreign	6,034	940
Total current income tax provision under US GAAP	8,632	5,373

Total provision under US GAAP	7,864	451

All of the income tax provision in each year arise from Chilean, Argentine, Mexican, Ecuadorian, Peruvian, Venezuelan, United States and Brazilian sources.

Deferred tax assets (liabilities) are summarized as follows:

	At December 31,
	2004	2003

	ThUS$	ThUS$

Property, plant and equipment	(44,207)	(41,621)
Inventories	(3,914)	(4,951)
Other	(2,788)	(3,979)

Gross deferred tax liabilities	(50,909)	(50,551)

Tax loss carryforwards	132,813	99,072
Valuation allowance	(99,015)	(64,441)
Notes and accounts receivable	1,370	653
Accrued vacations	509	385
Other provisions	3,967	2,374
Other	1,253	1,728
Gross deferred tax assets	40,897	39,771

Net deferred tax liabilities under US GAAP	(10,012)	(10,780)

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate (16.5% in 2003 and 17% in 2004) to US GAAP pretax income as a result of the following differences:

	Year ended
	December 31,

	2004	2003

	ThUS$	ThUS$
US GAAP pretax income
Chile	42,823	(12,145)
Foreign	36,447	(17,625)

Total	79,270	(29,770)

At statutory Chilean tax rates
Chile	7,280	(2,004)
Foreign	6,196	(2,908)

Total	13,476	(4,912)

Increase (decrease) in rates resulting from:
Foreign exchange differences	13,478	8,904
Non-taxable income	(1,050)	(949)
Non-deductible expenses	3,560	1,289
Adjustments of income tax provision of prior year	(301)	(278)
Other local income taxes	1,840	864
Difference between tax rate in Chile and foreign subsidiaries	9,267	2,966
Change in valuation allowance	(34,574)	(7,111)
Other	2,168	(322)

At effective tax rates	7,864	451

c) The following methods and assumptions were used to estimate the fair value of each class of financial instrument at December 31, 2004 and 2003 for which it is practicable to estimate that value:

  For cash, time deposits, marketable securities, securities purchased under resale agreements, short-term bank loans, current accounts receivable and current accounts payable, the carrying amounts approximate fair value due to the short-term maturity of these instruments.
  For long-term receivables, the fair values were estimated using the interest rate the Company could obtain on long-term time deposits with a term similar to the estimated collection period of the receivable.
  For long-term time deposits, the fair values were estimated using interest rates available for time deposits with similar remaining terms.

  For long-term bank borrowings, bonds and promissory notes, other long-term borrowings and other long-term liabilities, the fair values were estimated based on rates available to the Company for obligations with similar terms and remaining maturities.
  For interest rate swaps, fair values were estimated based on quotes obtained from brokers for derivatives with similar terms and remaining maturities.

	December 31, 2004		December 31, 2003
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash	13,126	13,126	19,609	19,609
Time deposits (short-term)	44,139	44,139	3,584	3,584
Marketable securities	1,265	1,265	302	302
Securities purchased under resale agreements	-	-	11,120	11,120
Accounts receivable (current)	145,082	145,082	114,671	114,671
Accounts receivable (long-term)	5,779	5,779	2,559	2,559
Derivate contracts	6,520	6,520	-	-

Liabilities
Short-term bank borrowings	48,791	48,791	102,099	102,099
Accounts payable (current)	58,317	58,317	51,182	51,182
Long-term bank borrowings (including current portion)	252,882	254,375	305,735	305,945
Bonds and promissory notes (including current portion)	319,719	328,711	309,775	306,836
Other long-term borrowings (including current portion)	1,419	1,419	1,067	1,067
Other long-term liabilities	16,611	16,611	8,436	8,436
Derivate contracts	-	-	4,873	4,873

d) Concentration of credit risk

The assets of the Company that are potentially subject to significant concentrations of credit risk are deposits held with banks and financial institutions, investments in derivative instruments and trade accounts receivable.

The Company holds accounts with a variety of banks and does not hold significant deposits or derivative instruments with any single bank. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not believe that it had any significant concentrations of credit risk at December 31, 2004.

e) Segment information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Establishes standards for public enterprises to determine and report information about operating segments in their annual and interim reports. The “management approach” designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments.

The Company has determined that the information used by the Company's key decision makers for making operating decisions and assessing performance is based on geographical segments. The Company’s reportable geographical segments are United States-Terranova, Chile-Terranova, Brazil-Terranova, Venezuela-Terranova, Mexico-Terranova, Chile-Masisa, Argentina-Masisa Brazil-Masisa and Mexico-Masisa. Management views these segments as key components of the entity’s business and expects the segments to meet the quantitative thresholds in future years.

The Company measures its reportable segments and evaluates their performance based on operating income (loss), which includes inter-segment revenues and corporate expenses that are allocated to the operating segments. The Company is not dependent on any single customer. The accounting policies underlying the reported segment data are the same as those described in the summary of significant accounting policies (see Note 2).

The following table below presents sales information about reportable segments based on the location in which the sale is originated for the year ended December 31, 2004 and 2003:

	United States	Chile	Brazil	Venezuela	Mexico	Chile	Argentina	Brazil	Mexico
December 31, 2004	Terranova	Terranova	Terranova	Terranova	Terranova	Masisa	Masisa	Masisa	Masisa	Other (1)	Total

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales	139,551	95,638	36,906	94,254	57,513	144,681	90,809	118,720	55,599	(182,671)	651,000
Operating income	6,716	5,825	7,416	4,354	2,102	15,017	14,619	34,680	5,170	(782)	95,117
Capital expenditures	116	12,459	5,168	4,313	6	8,123	6,708	6,960	2,134	78	46,065
Depreciation	708	5,363	3,421	10,954	198	11,168	8,426	7,157	951	32	48,378

	United States	Chile	Brazil	Venezuela	Mexico	Chile	Argentina	Brazil	Mexico
December 31, 2003	Terranova	Terranova	Terranova	Terranova	Terranova	Masisa	Masisa	Masisa	Masisa	Other (1)	Total

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales	118,042	77,487	30,061	57,269	37,623	117,477	68,854	73,756	34,885	(135,333)	480,121
Operating income (loss)	1,722	3,352	765	(11,469)	(1,083)	10,006	4,443	12,867	(1,812)	2,808	21,599
Capital expenditures	383	11,924	1,198	3,335	29	10,856	3,498	9,153	2,453	80	42,909
Depreciation	742	6,142	3,297	7,544	274	11,482	8,119	5,317	893	33	43,843

(1) Other includes inter-company eliminations.

The following table presents sales information based on the location to which the product is shipped and long-lived asset information by geographic area:

	Sales for the year ended December 31,		Property, plant and equipment at December 31,

	2004	2003	2004	2003

	ThUS$	ThUS$	ThUS$	ThUS$
Domestic:
Chile	109,261	87,305	580,231	588,605
Argentina	43,416	28,641	219,511	220,873
Brazil	91,607	76,026	280,624	269,173
Mexico	105,076	74,561	31,127	21,794
United States	190,039	131,360	-	13,493
Venezuela	39,037	23,288	298,583	306,005
Colombia	15,464	8,958	111	117
Foreign	57,100	49,982	21	42

Total	651,000	480,121	1,410,208	1,420,102

Foreign revenue in the table above includes sales from Chile, Mexico, Argentina, Venezuela and Brazil to other countries. Such amounts are detailed by major geographic area as follows, for year ended December 31, 2004 and 2003:

	Year ended
	December 31,
	2004	2003

	ThUS$	ThUS$

Central and South America	28,666	21,110
Asia	17,876	22,709
Africa	3,216	2,022
Oceania	25	-
Europe	7,317	4,141
Total export sales from Chile, Mexico, Argentina and Brazil	57,100	49,982

Export sales from Chile, Mexico Argentina, Venezuela and Brazil as a percentage of total sales	8.77%	10.41%

Enterprise wide sales information based on the Company’s products follows:

	Year ended
	December 31,
	2004	2003

	ThUS$	ThUS$

Particle Board	125,872	100,576
MDF	215,853	154,588
OSB	53,448	27,652
Solid wood-doors	37,859	32,844
MDF Mouldings	32,836	16,589
Finger-Joint Mouldings	81,395	75,626
Sawn Lumber	55,963	37,196
Saw and pulp logs	27,506	16,009
Other products	20,268	19,041

Total	651,000	480,121

f) Accounting developments

In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs — an amendment of ARB No. 43” (“FAS 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. FAS 151 is not expected to have any impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued FASB Statement No. 153, “Exchange of Non-monetary Assets and amendment of APB No. 29” (“FAS 153”), which is the result of its efforts to improve comparability of U.S. accounting standards for non-monetary transactions with International Accounting Standards. FAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets outlined in APB No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance – that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. FAS No. 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. FAS 153 is not expected to have any impact on the Company’s financial position or results of operations.

In May 2005, the FASB issued FASB Statement No. 154 “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“FAS 154”), which changes the requirements for the accounting and reporting of a change in an accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FAS 154 is not expected to have any impact on the Company’s financial position or results of operations.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2005

MASISA S.A.

By:	/s/ Alejandro Droste B.

Alejandro Droste B.
Chief Financial Officer