Form 20-F
period 2005-12-31
MASISA S.A.
filed 2006-06-30
CIK 1216559

As filed with the Securities and Exchange Commission on June 30, 2006.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
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

American Depositary Shares
Common Stock

Number of outstanding shares as of December 31, 2005:

Common Stock: 5,667,746,406

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes   No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  No

Page

PART I

-ii-

(continued)

-iii-

(continued)

-iv-

PRESENTATION OF INFORMATION

     Masisa S.A. is a publicly held corporation (sociedad anónima abierta) organized under the laws of Chile.

     We changed our name to Masisa S.A. on May 31, 2005 as part of our merger with our former subsidiary, which was known as Masisa S.A. before that merger. Prior to that merger, our name was Terranova S.A. Except as otherwise specifically noted, when in this document we refer to “Terranova” or “Terranova S.A.” we are referring to ourselves and our consolidated subsidiaries prior to our merger with our former subsidiary Masisa S.A. Prior to the consummation of that merger of Masisa into and with Terranova, Terranova owned 52.43% of the shares of Masisa and Masisa was one of Terranova’s consolidated subsidiaries. When we describe Terranova we include our former subsidiary Masisa S.A. and its consolidated subsidiaries in that description.

     When in this annual report we refer to “Masisa” or “Masisa S.A.” with respect to any date after the merger on May 31, 2005, those terms, together with the terms “we”, “our”, “us” and the “Company” refer to our merged company and its consolidated subsidiaries. When we refer to “Masisa” or “Masisa S.A.” with respect to any date before May 31, 2005, we mean our former subsidiary Masisa S.A. and its consolidated subsidiaries before its merger into and with us, and separate from the other businesses of Terranova S.A.

     In this document, unless otherwise specified, all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos, references to “U.S. dollars,” “dollars” or “US$” are to United States dollars, references to the “Consumer Price Index” or “CPI” are to the Indice de Precios al Consumidor published by the Chilean Instituto Nacional de Estadísticas (“Chilean National Institute of Statistics”) and references to “UF” or “Unidades de Fomento” are to Unidades de Fomento, a Chilean financial index adjusted for changes in the CPI. The Company publishes its financial statements in U.S. dollars. Unless otherwise specified, financial data in our consolidated financial statements and elsewhere in this document are presented in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”). Chilean GAAP differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 23 of our Consolidated Financial Statements (“Note 23”) provides a description of the principal differences between Chilean GAAP and U.S. GAAP, and contains a reconciliation to U.S. GAAP of our total shareholders’ equity as of December 31, 2005 and 2004 and our net income for the two years ended December 31, 2005.

     For the convenience of the reader, certain amounts have been translated from Chilean pesos into U.S. dollars at the rate specified herein. U.S. dollar equivalent information related to transactions described in this document is based on the Dólar Observado (the “Observed Exchange Rate”) in effect at the relevant time of such transactions. No representation is made that the Ch$ or US$ amounts shown in this document could have been or could be converted into US$ or Ch$, as the case may be, at any particular rate. The Observed Exchange Rate, as would be used for accounting purposes, for December 31, 2005 was Ch$512.5= US$1.00. See “Item 3. Key Information—Exchange Rates” for information regarding historical exchange rates since January 2001. The UF on December 31, 2005 had a value of Ch$17,974.81.

     Each “hectare” or “ha” equals approximately 2.471 acres, each “kilometer” equals approximately 0.621 miles, each “cubic meter” or “m3” equals approximately 35.315 cubic feet or 1.308 cubic yards and each “metric ton” equals 1,000 kilograms or approximately 2,205 pounds.

     Percentages and certain amounts contained in this annual report have been rounded for ease of presentation. Any discrepancies in any figure between totals and the sums of the amounts presented are due to rounding market information.

     This annual report contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this annual report and include statements regarding the intent, belief or current expectations of the Company and its management, including with respect to the Company’s business, plans and operations,

-v-

  trends affecting the Company’s financial condition or results of operations and the future impact of competition and regulations.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those described in such forward looking statements included in this annual report, depending upon a number of factors, including without limitation the ability of the Company to implement its business plan,

  the nature and extent of future competition in the Company’s principal markets and political, economic and demographic developments in Chile, Argentina, Brazil, Mexico, Venezuela and other markets.

See “Item 5. Operating and Financial Review and Prospects” for further discussion of factors that could cause such material differences.

     We have prepared this annual report on the basis of information which we have or have obtained from sources we believe to be reliable. You are urged to consult your own legal, tax and business advisors regarding an investment in our shares of common stock or ADSs.

-vi-

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

Selected Financial Data

     The following table presents certain historical financial information about us at the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by our financial statements appearing elsewhere in this document. The financial statements are prepared in accordance with Chilean GAAP which differs in certain significant respects from U.S. GAAP. Note 23 to our consolidated financial statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of and for the years ended December 31, 2004 and 2005.

SELECTED FINANCIAL INFORMATION

	As of and for the year ended
	December 31,

	2001	2002	2003	2004	2005(1)

(in millions of US$, except per share and per ADS amounts)	US$	US$	US$	US$	US$

INCOME STATEMENT DATA
Chilean GAAP:
Net sales	151.8	295.0	480.1	651.0	744.0
Operating income	51.1	28.7	21.6	95.1	79.5
Non-operating results, net	(3.9)	(6.1)	(47.5)	(11.2)	(47.6)
Income taxes	6.1	1.7	0.6	(11.7)	(13.1)
Net income	21.5	21.0	(20.0)	56.8	24.4
Net earnings per share (2)	0.008	0.007	(0.006)	0.014	0.005
Net earnings per ADS (3)	0.39	0.36	(0.30)	0.72	0.27
Dividends per share (2)	0.000	—	—	—	0.011
Dividends per ADS (3)	0.02	—	—	—	0.57
U.S. GAAP:
Net sales	—	—	485.9	651.0	744.0
Operating income	—	—	12.9	138.2	73.9
Net income	—	—	(30.2)	71.4	24.9
Basic and diluted earnings per share	—	—	(0.009)	0.018	0.005
Net earnings per ADS (2)	—	—	(0.45)	0.91	0.27
Weighted average number of shares (in
thousands)	2,756,838	2,940,285	3,391,168	3,918,428	4,591,227
BALANCE SHEET DATA
Chilean GAAP
Total assets	956.4	1,630.1	1,854.5	1,880.5	1,956.5
Long-term liabilities	95.2	377.8	518.4	533.9	333.8
Shareholders’ equity	648.9	656.6	730.6	778.1	1,094.3
U.S. GAAP
Shareholders’ equity	—	—	520.6	574.9	874.8
____________________________________
(1)
The consolidated Financial Statements under Chilean GAAP for the year ended December 31, 2005, previously issued in the Chilean market, have been restated to reflect an adjustment for inventory costing of approximately US$1.9 million –See note 2 a) to the audited consolidated Financial Statements.

(2)
Under Chilean GAAP, there are no authoritative pronouncements relating to the calculation of earnings per share. For comparative purposes, the calculation has been based on the same number of weighted average shares outstanding as used for the U.S. GAAP calculation. For more information see Note 23 to the Consolidated Financial Statements.

(3)	Per ADS amounts are determined by multiplying per share amounts by 50, because one ADS is equal to 50 shares of common stock.

Exchange Rates

     The following table sets forth the annual low, high, average and period-end Observed Exchange Rates for U.S. dollars, as would be used for accounting purposes, for each year beginning in 2001, as reported by the Central Bank, expressed in peso per U.S. dollar.

	Daily Observed Exchange Rate Ch$ per US$
Year	Low(1)	High(1)	Average(2)	Period End

2001	557.13	716.62	637.57	654.79
2002	641.75	756.56	692.32	718.61
2003	593.10	758.21	686.89	593.80
2004	557.40	649.45	611.11	557.40
2005	509.70	592.75	558.06	512.50
2006 (thru May 31)	511.44	536.16	523.78	531.87

	High(1)	Low(1)

2005
December	518.38	509.70
2006
January	535.36	513.18
February	532.35	516.91
March	536.16	516.75
April	526.18	511.44
May	532.92	512.76

Source: The Central Bank of Chile.
____________________________________
(1)	Rates shown are the actual low and high, on a day-to-day basis, for each period.
(2)	Average of month end rates.

     The observed exchange rate, as would be used for accounting purposes, on December 31, 2005 and on May 31, 2006 were Ch$512.50 = US$1.00 and Ch$531.87 = US$1.00, respectively.

Risk Factors

     A decision to invest in our shares or ADSs involves certain risks. Below, we discuss significant risks, including

  Risks relating to our business,
  Risks relating to our forestry operations,
  Risks relating to our operations in Latin America, and
  Risks relating to the securities markets and the ownership of our ADSs and shares.
     You should read carefully these risk factors before deciding whether to invest in our company.

Risks relating to our business

The majority of raw wood materials and resins used to produce our board products are supplied by outside mills and companies.

     Our boards are produced by combining wood chips, wood shavings, strands and sawdust. We procure the majority of the raw wood materials that we use to manufacture our boards from unaffiliated companies in Chile, Argentina, Mexico and Brazil in accordance with long standing relationships between us and the suppliers. We may not be able to maintain these relationships and continue to secure the raw materials to produce our boards. In addition, the prices we pay for raw materials may increase as a result of higher fuel costs paid by our suppliers. An inability to secure the raw materials used in the production of our boards or to transport such materials in a cost-effective manner could have an adverse effect on our operations.

We may experience manufacturing problems in Brazil due to a lack of supply of logs.

     In Brazil, we depend on a large supply of logs to produce our wood products. Our Brazilian OSB mill and saw mills depend to a large extent on supplies of pulp log and saw log from third parties. We have experienced a tight market in Brazil in the past and we may not be able to continue to secure logs for our mills.

We are dependent on the furniture and construction industries and lower than expected growth or a downturn in demand for our products in those industries could adversely affect our results of operations.

     The sales of our products are dependent to a significant degree on the level of activity in the furniture manufacturing and construction industries. We expanded our production capacity for medium-density fiberboard (“MDF”), particle board, oriented strand board (“OSB”) and MDF mouldings in the expectation of growth in demand. Because of the cyclicality of demand for our products, we may have short- or long-term overcapacity as a result of this expansion and other capital expenditures, and decreased demand for wood products may result in an inability to maximize our productive resources. Furthermore, it is possible that the expected growth in demand from companies in the furniture manufacturing and construction industries may not occur. The demand for such products can be adversely affected by several factors, including decreases in the level of new residential construction activity, which is subject to changes in economic conditions, increases in interest rates, decreases in population and other factors. Additionally, weakness in the economies of countries in which we sell our products, especially in the United States, as well as any downturn or continuation of current downturns in these economies, is likely to have a material adverse effect on the construction, home building and remodeling industries, as well as on the demand for furniture items manufactured with our products.

Our dependence on a limited number of distributors and customers may affect our profitability.

     We are dependent to a significant degree on a small number of third-party distributors to achieve our sales in one or more of our principal markets. During the year ended December 31, 2005, our first and second largest distributors in the United States accounted for approximately 29.2% and 5.4% of our U.S. net sales, respectively, and approximately 8.2% and 1.5% of our consolidated net sales, respectively. Solid wood door products, for example during 2005 comprise 15.4% of our total U.S. net sales, and approximately 95% of solid wood door products were made through Masonite International Corporation. Our other solid wood products in the United States market are sold through a limited number of other key distributors and customers. We cannot assure you that, under current market conditions, the loss of our largest distributor or customer in certain markets would not have an adverse effect on us.

Adverse developments relating to Maritime transport and import and export restrictions could adversely affect our results of operations.

     Our ability to make, transport and sell our products in some of our key markets could be affected by import and export restrictions as well as the general market unavailability of maritime transport. If our ability to sell our products competitively in one or more of our principal export markets were to be impaired by import or export restrictions, it could be difficult for us to re-allocate our products to other markets on equally favorable terms. In addition, as we depend on maritime means to transport products to offshore markets, increases in fuel prices, other transport costs or maritime demand may also increase our shipping costs. These challenges to the maritime transport of our products and the regulation of the sale of our products in offshore markets could cause an adverse effect on our profitability.

We face significant competition in the markets in which we sell our products, and increased competition from new competitors or increased production capacity by existing competitors could adversely affect both our share of our markets as well as the price at which we sell our products.

     Currently, we face strong competition from competitors in all of the countries and regions in which we operate. In addition, we may face increased competition as a result of existing competitors increasing their production capacity. An increase in competition in our markets could adversely affect both our share of those markets and the price at which we are able to sell our products.

We may not be able to maintain present favorable tax treatment or exemptions from certain tax payments in certain jurisdictions in which we operate.

     We may not be able to maintain important exemptions from certain tax regimes in the various jurisdictions in which we operate. If we were to lose such favorable tax treatment in these jurisdictions, we estimate that the effect would be to increase our tax expense by approximately US$1.1 million annually. Currently, Chilean tax authorities are challenging our treatment of certain losses related to our Venezuelan subsidiaries in previous tax years. We estimate the challenge by Chilean tax authorities would affect US$39.2 million of our deferred taxes, recoverable taxes and tax losses already utilized. See Note 21 to our Consolidated Financial Statements. Unfavorable tax treatment of our company in the future or an increase in the taxes levied on us, may cause an adverse effect on our results of operations.

Currency devaluations and foreign exchange fluctuations may adversely affect us.

     We are exposed, both in terms of assets and liabilities, to fluctuations in the value of the US dollar versus other currencies. Changes in the value against the U.S. dollar of the Chilean peso and other currencies in which we complete transactions, such as Argentinean pesos, Brazilian reales, Mexican pesos, Venezuelan bolivares and Colombian pesos, among others, could adversely affect our financial condition and results of operations. The Chilean peso, Argentinean peso, Brazilian real, Mexican peso, Venezuelan bolivar and Colombian peso, among others, have each been subject to large nominal devaluation events in the past. The value of any of these currencies against the U.S. dollar may fluctuate significantly in the future. A significant part of our indebtedness is denominated in U.S. dollars and certain of our revenues and operating expenses are denominated in local currencies. As a result, fluctuations in the local currency/U.S. dollar exchange rate may affect our financial condition and results of operations. For example, as a result of the Chilean peso appreciation and Venezuelan bolivar devaluation during 2005, we saw a loss of US$6.1 and US$5.1 million in our consolidated financial statements related to our assets and liabilities denominated in each of these currencies, respectively. In addition, as our boards business is mostly a local business and our solid wood business is mostly an export business, part of our sales are denominated in local currencies and part are denominated in U.S. dollars. As our production cost is partially dependent on wood and resin prices, which in the medium and long term are indexed to the U.S. dollar, part of our costs are indexed to the U.S. dollar. As a result, a decrease in the value of the U.S. dollar against the currencies of other countries from which we export products can also hurt our sales margins on sales of such products.

Inflation could adversely affect the value of our ADSs and financial condition and results of operations.

     In the past, Latin American countries in which we operate have experienced high levels of inflation and significant changes in the levels of inflation. For example, in the late 1980s and in 1990, Chile’s inflation rate exceeded 20%. Although recent inflation levels in Chile have been below 10% for the last 10 years and below 5% since 1999, including inflation of 3.1% in 2005, high levels of inflation in the future could adversely affect the Chilean economy and have an adverse effect on our results of operations and, indirectly, the value of our common shares and of our ADSs. We estimate, for example, that a 1% increase in the annual inflation rate in Chile not accompanied by a devaluation of the Chilean Peso against the U.S. Dollar would reduce our consolidated gross margin as a percentage of sales by less than 0.3 percentage points. See “Item 5. Operating and Financial Review and Prospects.”

Changes in environmental regulations to which we are subject could adversely affect our results of operations and prospects.

     We are subject to changing international, national and local environmental laws concerning, among other things, health, the handling and disposal of wastes, discharges into the air, soil and water, forestry management and endangered species. During 2003, 2004, and 2005, we spent on a consolidated basis US$5.7 million, US$3.2 million and US$3.6 million, respectively, on environmental projects related to complying with environmental regulation. We expect to continue to make the necessary expenditures to comply with such environmental requirements. Changes in such laws, or the interpretation of such laws, may require us to incur significant unforeseen capital or operating expenditures to comply with such requirements.

A significant percentage of our employees are unionized and work slowdowns, work stoppages or strikes could adversely affect our results of operations.

     Approximately 60%, 50%, 35% and 4% of our employees in Chile, Venezuela, Mexico and Brazil, respectively, are covered by collective bargaining agreements with labor unions. Most of these collective bargaining agreements have terms of two to four years, although collective bargaining agreements in Mexico have a term of one year. If a work slowdown, a work stoppage or strike were to occur prior to or upon the expiration of our various collective bargaining agreements, that work slowdown, stoppage or strike could adversely affect our sales and cash flows and have a material adverse effect on our business, financial condition, results of operations or prospects.

Risks factors relating to our forestry operations

Wind storms, and fires, disease and pests could adversely affect our forests.

     Our forests are subject to naturally occurring threats such as wind and fire. Damage caused by strong windstorms in Chile, such as uprooting and stems breakage, is considered by management to be a major natural risk to our forests. Fire is a risk to all of our forests, warehouses and operations. We may experience fire in the future and such a fire may materially adversely affect us. Disease or pests may have a material adverse effect on our forests and plantations in the future. Although our business and results of operations have not been materially adversely affected by these risks in the past, there can be no assurance that this will be the case in the future.

We may experience difficulties with the quality of service provided by some of our contractors and our forestry operations could be adversely affected.

     We use third-party contractors that provide us specialized services in our forestry operations such as planting, harvesting and trucking. If our service contractors do not continue to fulfill past quality levels, or if our contractual relationships become the subject of litigation or regulation, our forestry operations could be adversely affected.

Conflict with native communities or other social movements in Chile and Brazil could threaten a portion of our forestry assets.

     Chilean law protects the rights of indigenous people. Since 1992, disputes have arisen among Chile’s indigenous communities and the forestry industry. We are currently named in three land disputes with communities claiming rights to ancestral lands or rights based on titles granted by decree at the beginning of the 19th Century. These disputes could imply partial or total overlap with our legal titles to the land involved in such disputes. Since 2002, we have been in negotiations with several communities and their representatives in order to resolve and avoid possible conflicts. It is possible that we might not be able to resolve the ongoing disputes with native communities in Chile. In addition, since 1995, the Brazilian organization “Movimiento de los Trabajadores Rurales Sin Tierra” (MST) initiated public action to promote agrarian reform and the expropriation of property from large land estates in Brazil. We are not currently named in any land dispute with MST. A deterioration of our relationship with indigenous peoples and other social movements could affect our forestry operations and have an adverse effect on our company.

Risks factors relating to our operations in Latin America

Political and economic developments in Latin American countries in which we operate, may adversely affect us.

     Our business strategies, financial condition and results of operations could be adversely affected by changes in government policies of the Latin American countries in which we operate, other political developments in or affecting these countries, and regulatory and legal changes or administrative practices of their authorities, over which we have no control. In addition, recent rates of gross domestic product growth in these countries may not continue in the future, and future developments in or affecting their economies could impair our ability to proceed with our business plan or materially adversely affect our business, financial condition or results of operations.

Foreign exchange controls established by the Venezuelan government limit our ability to exchange currency at market rates.

     Exchange agreements between the Ministry of Finance and the Central Bank of Venezuela established the system for administration of foreign exchange and fixed the official exchange rate for purchases and sales of Venezuelan bolivars by the Central Bank of Venezuela. The new rules restrict our access to foreign exchange and limit our ability to transfer excess funds out of Venezuela. In addition, these rules relating to exchange controls could result in an artificially high value being placed on the local currency. As of December 31, 2005, foreign currency activities have not been fully normalized and requests for approval for foreign currency exchange continue to be limited. The official selling exchange rate has previously been revised and remains subject to periodic revision and adjustment by the Central Bank of Venezuela. Dividend payments and foreign transfers of income from capital and interest, to individuals and corporations must be registered with the Superintendencia de Inversiones Extranjeras (Foreign Investment Superintendency). Like other companies exporting from Venezuela, our Venezuelan subsidiaries must return to Venezuela the proceeds generated by their exports. The proceeds returned to Venezuela must be exchanged at an official exchange rate, which during 2005, was approximately 28.6% lower than the average month-end market rate for that period. During 2005, we estimate that this requirement decreased our earnings in Venezuela by approximately US$5.4 million.

Energy shortages and increased energy costs in Chile could adversely affect our business.

     Starting in April 2004 and continuing to the present, Argentina began restricting deliveries of natural gas to Chile due to supply and distribution problems in Argentina, Chile’s principal supplier. Such restrictions have led to reduced supplies of natural gas to Chilean electricity producers, particularly during winter months. A significant portion of Chile’s electricity is produced from natural gas. Shortages of natural gas have forced and could continue to force Chile’s electric utilities to use costlier petroleum based fuels to produce electricity or could cause disruptions in the supply of electricity. While we do not use material amounts of natural gas directly, electricity represents approximately 7.1% of our production costs in Chile, and as we renew our long-term electricity contracts in Chile in the coming years, we may incur higher electricity costs. In addition, Chile and Brazil have each experienced energy shortages or disruptions in the past. Higher electricity costs or disruptions in the supply of electricity or natural gas could adversely affect our financial condition and results of operations.

Adverse Argentinean political and economic conditions may have a direct and adverse impact on our Argentinean operations.

     In 2002, the Argentinean economy experienced critical difficulties. During the first six months of 2002, the Argentinean government eliminated the U.S. dollar-Argentinean peso parity resulting in a devaluation of Argentina’s currency in 2002 of 237%. Additionally, the Argentinean government imposed restrictions on cash withdrawals from bank accounts, on transfers of funds from Argentinean to foreign accounts and publicly announced its inability to pay its debt to foreign lenders. During 2002, Argentina also experienced higher rates of unemployment and a general inflation of prices. Consequently, Argentina’s “country risk” rose to record high levels. In 2003, the economy began to recover and some of the government financial restrictions were lifted. In 2004 and 2005 the economy continued to recover.

     Because our business strategy in Argentina is to some extent focused on anticipated growth in demand for particle board and MDF, our Argentinean operations and results of operations could be negatively affected if Argentina’s economy falls back into a recession.

Risk factors relating to the securities markets and the ownership of our ADSs and shares

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

The significant share ownership of our controlling shareholders may have an adverse effect on the future market price of our ADSs and shares.

     Grupo Nueva S.A. (“Grupo Nueva”), a Chilean holding company formerly known as Compañía de Inversiones Suizandina S.A., beneficially owns directly, and indirectly through its subsidiary Inversiones Forestales Los Andes S.A., in the aggregate 52.8% of our outstanding shares. A disposition by Grupo Nueva of a significant number of our shares, or the perception that such a disposition might occur, could adversely affect the trading price of our shares on the Santiago Stock Exchange (“Bolsa de Comercio de Santiago”), the Valparaíso Stock Exchange (“Bolsa de Corredores de Valparaíso”) and the Chilean Electronic Stock Exchange (“Bolsa Electrónica de Chile”) as well as the market price of our ADSs on the New York Stock Exchange.

Our controlling shareholders are able to exercise significant control over our company, and also own a significant minority interest in many of our international subsidiaries which could result in conflicts of interest.

     Grupo Nueva is in a position to direct our management and to determine the result of substantially all matters to be decided by majority vote of our shareholders, including the election of a majority of the members of our board of directors, determining the amount of dividends distributed by us (subject to the legally mandated minimum of 30% of net income), adopting certain amendments to our by-laws, enforcing or waiving our rights under existing agreements, leases and contractual arrangements and entering into agreements with entities affiliated with Grupo Nueva. As a result, circumstances may occur in which the interests of Grupo Nueva could be in conflict with your interests as a holder of our ADSs or shares.

     Grupo Nueva also owns a direct 40% interest in Inversiones Internacionales Terranova S.A. (“IITSA”), which holds directly and indirectly substantially all of our interest in some of our international subsidiaries. As certain of our international operations are held through Inversiones Internacionales Terranova S.A., in which we own a 60% interest, our ability to direct these operations may be affected by the rights of Grupo Nueva as a minority shareholder. In addition, conflicts of interest may arise between us and Grupo Nueva as a result of its ownership interest in our shares and the shares of Inversiones Internacionales Terranova S.A.

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange, limiting the protections afforded to investors.

     We are a “controlled company” and a “foreign private issuer” within the meaning of the New York Stock Exchange corporate governance standards and, under the New York Stock Exchange rules, we are exempt from certain New York Stock Exchange corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain New York Stock Exchange corporate governance requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. We currently use these exemptions and intend to continue using these exemptions. Accordingly, you do not have the same protections afforded to shareholders of companies that are subject to all New York Stock Exchange corporate governance requirements.

There may be a lack of liquidity and market for our shares and ADSs.

     Prior to the merger of Terranova S.A. and its subsidiary Masisa S.A., in May 2005, there was no public market for our shares outside Chile or for our ADSs. In connection with the merger, our ADSs were listed on the New York Stock Exchange. Although there is a trading market for our ADSs on the NYSE, there can be no assurance that an active trading market will develop or be sustained in the future. In addition, the small size of the Chilean equities market, its low liquidity in general, its increased volatility compared to major securities markets in the United States and the concentrated ownership of our shares in particular, may impair the ability of an ADS holder to sell in the Chilean market on the Santiago Stock Exchange, the Valparaiso Stock Exchange or the Chilean Electronic Stock Exchange, on which our shares are traded, the Masisa shares obtained upon withdrawal of such shares from the Masisa ADR facility in the amount and at the price and time that holder desires, and could increase the volatility of the price of our ADSs.

Chile may impose controls or other restrictions on foreign investment and repatriation of investments that may affect your investment in, and earnings from, our ADSs.

     Equity investments into Chile from abroad are subject to the requirement that investors provide Chile’s Central Bank with information related to such equity investments and conduct any operations in connection with the repatriation of investments and earnings on them within Chile’s Mercado Cambiario Formal, or Formal Exchange Market. See “Item 10. Additional Information—Exchange Controls.”

     Owners of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by holders of ADSs will be converted into U.S. dollars and distributed net of foreign currency exchange fees and expenses and fees of the Depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35% (subject to credits in certain cases as described under “Taxation—Taxation of dividends”). If for any reason, including changes in Chilean laws or regulations, the Depositary were unable to convert Chilean pesos to U.S. dollars, investors may receive dividends and other distributions, if any, in Chilean pesos.

     Additional Chilean restrictions applicable to the holders of our ADSs and other foreign investors in Chile could be imposed in the future. The Central Bank of Chile has the authority to impose at any time certain controls, restrictions or obligations on foreign investors in Chile. Such restrictions could include, but are not limited to, the requirement to obtain the Central Bank of Chile’s prior approval for the repatriation of the proceeds from the disposition of shares underlying the ADSs or the payment of dividends. We cannot advise you as to the duration or impact of any such restrictions if imposed.

Preemptive rights may be unavailable to ADS holders or U.S. holders of shares in certain circumstances and, as a result, U.S. owners of shares or ADSs would be subject to potential dilution.

     The Ley sobre Sociedades Anónimas No. 18,046 and the Reglamento de Sociedades Anónimas, which we refer to in this document collectively as the Chilean Corporations Law, require us, whenever we issue new shares for cash and sell treasury shares, to grant preemptive rights to all of our shareholders (including shares represented by ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. It is possible that, in connection with any future issuances of shares, we may not be able to offer shares to U.S. owners of shares or ADSs pursuant to preemptive rights granted to our shareholders and, as a result such U.S. owners of shares or ADSs would be subject to potential dilution.

     We will not be able to offer shares to ADS holders or U.S. holders of shares pursuant to preemptive rights that we grant to our shareholders in connection with any future issuance of shares or sale of treasury shares unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available.

ADS holders may not be able to effect service of process on, or enforce judgments or bring original actions against, us, our directors or our executive officers, which may limit the ability of holders of ADSs to seek relief against us.

     We are a Chilean corporation. None of our directors are residents of the United States and most of our executive officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors and executive officers are located outside the United States. As a result, it may be difficult for ADS holders to effect service of process outside Chile upon us or our directors and executive officers or to bring an action against us or such persons in the United States or Chile to enforce liabilities based on U.S. federal securities laws. It may also be difficult for ADS holders to enforce in the United States or in Chilean courts judgments obtained in United States courts against us or our directors and executive officers.

ADS holders may not be able to exercise withdrawal rights that are granted by the Chilean Corporations Law to registered shareholders of publicly traded Chilean corporations.

     Under the Chilean Corporations Law, if any of the following resolutions is adopted by our shareholders at any extraordinary shareholders meeting, dissenting shareholders have the right to withdraw from Masisa and to require us to repurchase their shares, subject to the fulfillment of certain terms and conditions. A dissenting shareholder is a shareholder who either attends the shareholders meeting and votes against a resolution which results in a withdrawal right or, if absent from the shareholders meeting, a shareholder who notifies the company in writing within 30 days of the shareholders meeting of his opposition to the resolution and that he is exercising his right to withdraw from the company.

     The resolutions that result in a shareholder’s right to withdraw are the following:

  the transformation of Masisa into a different type of legal entity;
  the merger of Masisa with or into another company;
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

     In addition, shareholders of a publicly held corporation, such as Masisa, have the right to withdraw if a person acquires two-thirds or more of the outstanding voting stock of the company and does not make a tender offer for the remaining shares within 30 days of that acquisition at a price not lower than the price that would be paid shareholders exercising their rights to withdraw. However, the right of withdrawal described in the previous sentence does not apply in the event the company reduces its capital as a result of not having fully subscribed and paid an increase of capital within the statutory term.

     ADS holders own a beneficial interest in shares held by the Depositary bank and, accordingly, they are not listed as shareholders on the share registry of the Company. The Depositary will not exercise withdrawal rights on behalf of ADS holders. Accordingly, in order to ensure a valid exercise of withdrawal rights, an ADS holder must cancel his ADSs and become a registered shareholder of the Company no later than the date which is five Chilean business days before the shareholders’ meeting at which the vote which would give rise to withdrawal rights is taken, or the applicable record date for withdrawal rights that arise other than as a result of a shareholder vote. Withdrawal rights must then be exercised in the manner prescribed in the notice to shareholders that is required to be sent to shareholders of Chilean public companies advising such holders of their right of withdrawal. If an event occurs that gives rise to withdrawal rights, ADS holders will have a limited time to cancel their ADSs and to become registered shareholders of the Company prior to the record date for the shareholders meeting or other event giving rise to such withdrawal rights. If an ADS holder does not become a registered shareholder of the Company prior to such record date he will not be able to exercise the withdrawal rights available to registered shareholders.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States and you may receive less information about us, and the information about us available to you will not be the same as the information available to shareholders of a comparable U.S. company.

     There are important differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ in important respects from those reported based on U.S. accounting and reporting standards. As a foreign private issuer, we are permitted to present our financial statements under Chilean GAAP, with a reconciliation to U.S. GAAP, in our Securities Act registration statements and in our filings under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). We present our financial statements under Chilean GAAP as permitted and, accordingly, the information available to you will differ from the information that would be available to you if we prepared our financial statements under U.S. GAAP. For a description of the principal differences between Chilean GAAP and U.S. GAAP as such differences relate to us, see Note 23 to our Consolidated Financial Statements contained elsewhere in this document.

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

  We are required only to file an annual report on Form 20-F but we are not required to file any quarterly reports. A U.S. registrant must file an annual report on Form 10-K and three quarterly reports on Form 10- Q.
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

     Our corporate affairs are governed by our estatutos (which serve the combined function of the articles of incorporation and the bylaws of a U.S. corporation), and the laws of Chile. Under such laws and our estatutos, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us. See “Item 10. Additional Information— Memorandum and Articles of Association—Shareholders’ meetings and voting rights” and “—Dividend and liquidation rights.”

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

Item 4. Information on the Company

Our Company

     Masisa is a leading vertically integrated Latin American forestry and wood products company. We grow and harvest timber in plantations located in most of the fastest tree growth rate areas in the world and sell our manufactured products primarily to the construction and furniture industries, mainly in Latin America and the United States, as well as to customers in other markets such as Europe and Asia. Our main products include sawn lumber, saw and pulp logs wood boards, and solid wood products.

     In 2005, 60% of our sales were in investment grade countries, Chile, Mexico and the United States, which accounted for 17%, 15% and 28%, respectively, of our sales in that year. The rest of Latin America accounted for 34% of our sales in 2005 with Brazil, Venezuela, Argentina, Colombia and Peru accounting for 14%, 8%, 8%, 3% and 2%, respectively, of our sales in that year. The remaining 5% of our sales in 2004 was from exports to 50 countries outside of Latin America and the United States.

     Masisa is a leading wood board manufacturer in Latin America with an annual installed capacity of 2.3 million cubic meters, which accounts for approximately 18% of the region’s installed capacity. Our principal board products include MDF (medium density fiberboard), particle board and OSB (oriented strand board) that are mainly sold in the Latin American region. Latin American board consumption has grown in the past and is expected to continue to grow due to existing housing deficits and expected higher demand for housing in the Latin American region, particularly in Brazil and Mexico. We believe additional housing activity will generate increased demand for furniture and boards.

     In sawn lumber, Masisa also has an annual installed capacity of 707,000 cubic meters. Sawn lumber is sold primarily in the Mexican market.

     Masisa produces value-added products such as MDF mouldings, finger-joint mouldings and solid wood doors with a current installed annual capacity of 224,400, 168,000 and 42,000cubic meters, respectively as of December 2005. These products are sold principally in the United States.

     Increasing environmental concerns around the world have made planted timber a more desirable resource in the forest products industry. Masisa owns 244,139 hectares of planted timber plantations including 136,893 hectares in Chile, Brazil and Argentina, three of four of the fastest tree growth rate areas in the world, giving us access to a sustainable, low-cost source of raw material. Our forests are managed under international environmental standards, including the International Organization for Standardization’s (ISO) 14,001 certification and compliance certifications from the Forestry Stewardship Council (FSC), allowing the Company better access to developed world markets in which compliance with such standards is often of interest to consumers. We expect that the progressive maturity of our forests in Chile will allow us to increase our annual harvest resulting in a higher volume of wood production. Additionally, due to consistent forest management practices that we have followed for more than a decade, we expect to improve the quality of our harvested wood, allowing us to add higher quality products to our product mix. We expect that the combination of improved quality and increased volume of our annual timber harvest will lead to increased operating income and cash flow.

     In Latin America, Masisa’s business is complemented by a substantial distribution network of independently owned stores selling our products called ‘‘Placacentros Masisa’’. Board demand in Latin America is highly fragmented due to the importance of general contractors and independent furniture manufacturers. Placacentros are designed to provide services that increase these contractors’ and manufacturers’productivity and increase demand for our products. The Placacentro concept has been successful in developing our customer base to include more small to medium sized businesses. The network, which is present in 10 countries in the Latin American region, has grown from 49 stores in 2000 to 232 stores in 2004 and 275 stores as of December 31, 2005. Placacentro stores offer a variety of products related to furniture manufacturing and provide related services, such as computer aided furniture design, and customized board sizing and drilling, improving our customers’ productivity. We believe that significant cross-selling opportunities exist for sawn lumber and other solid wood products, allowing us to leverage this Placacentros network. Placacentros have been an instrumental factor in allowing us to increase our market share in various Latin American board markets over the last few years, and we believe they have also contributed to the overall growth of several of the markets we have entered. We have grown our board sales through this channel from 14% in 2000 to 23% for 2005.

     In the United States, we have our own direct selling company, Masisa USA. Masisa sells approximately one million solid wood pine doors per year as well as finger-joint and MDF mouldings. Furthermore, Masisa USA owns and operates a MDF moulding plant in order to source customers that value short lead-time deliveries. We also participate in the structural panels market, selling OSB produced in our Brazilian operation. We distribute our products in the United States principally through Masonite as well as wholesale building products distributors such as Builders First Source, OrePack and Weyerhaeuser that resell our products to retailers. Over the last year, principally due to the increase in MDF moulding sales and the increased diversification and more numerous distribution channels for our solid wood door products, we have increased the percentage of our sales that are made to new customers.

Our Competitive Strengths

• Quality low cost forest resources.

The location of our forests in fast growth rate areas lowers our raw materials cost, providing us with an important competitive advantage compared to competitors that rely on raw materials from plantations in slower tree growth rate regions. We expect that the progressive maturity of our forests will allow us to increase our annual harvest in the future, and that our consistent forest management practices that we have followed for more than a decade will permit us to improve the quality of our harvested wood, allowing us to add higher quality products to our product mix. Due to increasing environmental concerns around the world, and as industrial capacity has started to match industrial forest availability, planted timber plantations have become a strategic asset.

• Modern manufacturing facilities and competitive operations.

48% of our board production capacity, 72% of our moulding production capacity and 86% of our saw mill capacity were built after 2000. Our primary production facilities are located in Chile, Brazil, Argentina and Venezuela where our forests are located. Modern manufacturing facilities, access to low cost raw material, economies of scale derived from the overall size of our operations, and the relatively low labor costs in the Latin American countries in which we operate, provide us with a competitive cost structure.

• Leading producer of wood boards in Latin America.

We have approximately 18% of the total installed board production capacity in the region, and a capacity approximately 26% greater than our next closest competitor as of December 2005. This regional footprint provides us with commercial flexibility to optimize production and product sales destinations within the region, based on the dynamics of the different Latin American markets.

• Established and expanding distribution network.

Our Placacentro distribution network has proved successful in Latin America, resulting in growth from 49 stores in 2000 to 220 stores in 2004 and 275 stores as of December 31, 2005. Placacentro stores, which are oriented toward independent furniture manufacturers and small contractors, offer a variety of products and related services aimed at improving our customers’ productivity and allow us to be closer to a broad customer base.

• Geographic diversification.

We sell our products in every major economy in Latin America as well as the United States. Our largest market, the United States, represents approximately 28% of our sales and our largest Latin American market represents no more than 17% of our sales. This geographic diversification diminishes to a certain extent our vulnerability to market downturns in any one country.

• Significant cost advantages in value-added wood products.

We are able to capitalize on rapid forest growth and low manufacturing costs to achieve a cost advantage in supplying the North American market compared to manufacturers that serve the North American market from other regions in the world.

History and Development of the Company

     We are a sociedad anónima abierta, or publicly-held corporation, organized under the laws of Chile. We were incorporated into our present form on October 31, 2003 under the name Terranova S.A. Our predecessor company, Forestal Terranova S.A. was incorporated on August 2, 1994. In April 2005, the shareholders of Terranova S.A. and Masisa S.A. approved the merger of the two companies with Terranova as the surviving entity. At the same shareholder meetings, the shareholders of each company approved changing the merged company’s name to Masisa S.A., our legal and commercial name. For additional information regarding the merger see – “The Merger of Terranova and Masisa”.

     We are controlled by our majority shareholder, Grupo Nueva S.A., formerly known as Compañía de Inversiones Suizandina S.A. Grupo Nueva S.A. is a Chilean holding company and is part of a larger group of affiliated investment companies, held by Nueva Holding, Inc. Our legal domicile is Santiago, Chile and our principal executive office is located at Avenida Apoquindo 3650, Piso 10, Las Condes, Santiago, Chile. Our telephone number is +56 (2) 350-6000. Our agent in the United States is Masisa USA, Inc., which is located at 900 Circle Seventy-five Parkway, Suite 720, Atlanta, Georgia 30339. Masisa USA was formerly known as Terranova Forest Products, Inc.

     Our history began in the 1970s with a sawmill operation in southern Chile. In the years up to 2002, through acquisitions and other transactions, we and our predecessor companies expanded our forestry assets in Chile, Venezuela and Brazil; acquired and established manufacturing and marketing capabilities in the markets of northern Latin America and the United States in order to allow us to more efficiently utilize our forestry resources; and worked to improve the coordination and management of those resources. During this period, we expanded our operations within Chile to include additional sawmills and facilities to manufacture MDF and market skin and moulded doors. Outside Chile, we significantly expanded to add forestry assets in Venezuela and Brazil, sawmills in Venezuela and Brazil, board manufacturing facilities in Brazil, Argentina and Venezuela, a moulding mill in the United States and distribution and marketing operations in the United States and numerous markets in northern Latin America. As of 2002, our forestry assets and manufacturing operations were held directly and indirectly through our predecessor, Forestal Terranova, with our U.S. operations being coordinated through Forestal Terranova’s subsidiary, Masisa USA, and our non-Chilean subsidiaries and affiliates being held by, and their products marketed through, Terranova Internacional S.A., also known as TISA.

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

     On November 15, 2005 we increased our participation share in our Chilean forestry company, Forestal Tornagaleones from 60.45% to 94.91% through the purchase of a significant minority shareholder’s interest for US $29.9 million. In addition, during the first quarter of 2006, Forestal Tornagaleones increased its participation share in Forestal Argentina S.A., our Argentinean forestry investment company, from 50.10% to 98.68% through the purchase aggregate minority shareholders’ interests of 48.58% for approximately $24.3 million.

     At the end of 2005 and beginning of 2006 we successfully completed a capital increase, with total proceeds of US$117.5 million, divided into two phases. The first phase, completed on December 7, 2005, yielded proceeds of US$75 million. Of this amount, 66% was placed in the U.S. market via the Company’s ADR program. The second phase of this process was completed on January 5, 2006, upon the completion of a preemptive rights offering period. The principal objectives of the capital increase were to finance the Company’s investment projects, which include a new MDF plant in Chile.

The Merger of Terranova and Masisa

     On April 12 and April 13, 2005, respectively, the shareholders of our former majority-owned subsidiary Masisa S.A. and Terranova S.A approved the merger by incorporation of the former Masisa into and with Terranova. At the same shareholder meetings of Masisa and Terranova at which the merger was approved, the shareholders of each company also approved changing the name of the merged company from Terranova S.A. to Masisa S.A.

     The merger became effective on May 31, 2005. As a consequence, the company known as Masisa before May 31, 2005 no longer exists. Terranova’s name was changed to Masisa at the effective time of the merger and continues as the surviving entity and is the legal successor of the former Masisa for all purposes.

Corporate Structure

     As indicated in the following charts, we and a number of our subsidiaries conduct manufacturing operations. However, most of our sales to third parties are made through Masisa USA, Maderas y Sinteticos Mexico S.A. de C.V., Forestal Terranova Mexico, Masisa Chile, Masisa Argentina, Masisa do Brazil, Masisa Madeiras Ltda., Maderas y Sinteticos del Peru S.A.C., Masisa Ecuador, Fibranova C.A.(Venezuela), Andinos C.A. (Venezuela) and Masisa Colombia. The principal exceptions are Forestal Tornagaleones and Forestal Argentina, which are directly responsible for selling their own products.

     Our group’s business structure, as of April 30, 2006, is set forth in the following chart:

     The following table shows on a consolidated basis our direct and indirect ownership interest in each of our subsidiaries and affiliates that formed a part of our group as of December 31, 2005 as well as the country of incorporation for each such subsidiary and affiliate. Unless specifically noted otherwise, our ownership interest in each subsidiary and affiliate as of December 31, 2005 was equal to our proportionate voting power in that entity.

			Ownership interest

	Country of		12/31/2005		12/31/2004
Company	Incorporation	Direct	Indirect	Total	Total

Inversiones Internacionales Terranova S.A.	Chile	60.0000	0.0000	60.0000	60.0000
Masisa S.A. (Antigua)	Chile	0.0000	0.0000	0.0000	52.4340
Forestal Tornagaleones S.A.	Chile	94.9061	0.0000	94.9061	31.6980
Masisa Inversiones Limitada	Chile	99.9973	0.0027	100.0000	52.4340
Masisa Concepcion Limitada	Chile	0.0100	99.9900	100.0000	52.4340
Inversiones Coronel Limitada	Chile	99.9842	0.0158	100.0000	52.4340
Masisa Partes y Piezas Limitada	Chile	99.8000	0.2000	100.0000	52.4340
Masisa Overseas Ltd.	Cayman Islands	100.0000	0.0000	100.0000	52.4340
Maderas y Sinteticos del Perú S.A.C.	Peru	99.0114	0.8897	99.9011	52.3820
Masisa USA, Inc	U.S.	25.1200	44.9280	70.0480	70.0480
Maderas y Sinteticos Servicios S.A. de C.V.	Mexico	1.0000	99.0000	100.0000	52.4340
Masisa Ecuador S.A.	Ecuador	0.1000	99.9000	100.0000	52.4340
Masisa Do Brasil Ltda.	Brazil	0.0010	99.9990	100.0000	52.4340
Maderas y Sinteticos Mexico S.A. de C.V.	Mexico	0.0002	99.9998	100.0000	52.4340
Inversiones Calle-Calle S.A.	Chile	50.0000	0.0000	50.0000.	50.0000
Terranova Panama S.A.	Panama	0.0000	60.0000	60.0000	60.0000
Terranova de Venezuela S.A.	Venezuela	0.0000	60.0000	60.0000	60.0000
Coforven S.A.	Venezuela	0.0000	59.9700	59.9700	59.9700
Forestal Terranova Mexico S.A. de C.V.	Mexico	0.0000	59.9940	59.9940	59.9940
Cor.Forestal Guayamure C.A.	Venezuela	0.0000	51.0000	51.0000	51.0000
Masisa Madeiras Ltda.	Brazil	0.0000	59.9940	59.9940	59.9940
Masisa Colombia S.A.	Colombia	0.0000	59.9940	59.9940	59.9940
Cor.Forestal Imataca C.A.	Venezuela	0.0000	60.0000	60.0000	60.0000
Andinos C.A.	Venezuela	0.0000	60.0000	60.0000	60.0000
Forestal Argentina S.A.	Argentina	0.0000	47.5418	47.5418	15.8810
Masisa Argentina S.A.	Argentina	0.0000	100.0000	100.0000	52.4340
Fibranova C.A.	Venezuela	0.0000	60.0000	60.0000	60.0000
Masnova S.A.	Mexico	0.0000	80.0000	80.0000	56.2170

The Grupo Nueva Group and Our Management Framework

     We are controlled by the Grupo Nueva group, or Nueva Holding, Inc., a Panamanian company, which through its Chilean subsidiaries Grupo Nueva S.A. and Inversiones Forestales Los Andes S.A., owned a 76.38% interest in us prior to the merger between us and our former subsidiary Masisa. As a result of and immediately following the merger, Grupo Nueva S.A. beneficially owned in the aggregate approximately 59.5% of the outstanding shares of the merged company. However, following the completion of our capital increase in January 2006, Grupo Nueva’s interest in us was reduced to 52.8% . For additional information regarding our capital increase, see “Item 5— Operating and Financial Review and Prospects.” Grupo Nueva S.A. is, directly and indirectly, a wholly owned subsidiary of Nueva Holding, Inc. Inversiones Forestales Los Andes, is, directly and indirectly, a wholly owned subsidiary of Grupo Nueva S.A. In addition, Grupo Nueva owns directly a 40% interest in our subsidiary IITSA and, as a result, owns 40% of IITSA’s interest in many of our indirect international subsidiaries.

     As part of the Grupo Nueva group, we adhere to certain common management principles. These principles include management and business practices which promote high standards of business ethics and compliance with the law, as well as the use of practices that promote cultural development and social and environmentally responsible objectives.

Business Strategy

     Our business goal is to be a low-cost integrated Latin America forestry and wood products company with planted timber plantations in rapid growth regions, a competitive industrial capacity, a strong distribution network in Latin America and an important presence in the United States, Europe and Asia. The key elements of our strategy include:

• Maximize the value of our forests.

We plan to maximize and strengthen (i) our position as an integrated Latin American forestry company with managed forest plantations in fast growing regions and (ii) our ability to fully utilize all tree by-products throughout our production processes or those of third parties.

Three of our plantation locations, Chile, Argentina and Brazil, are among the countries with the fastest average annual tree growth rates in the world, lowering our relative raw materials costs. Our Venezuelan plantation produces trees that grow at a slower rate but the plantation was acquired at a cost that allows as to maintain a low cost structure. As an increasing portion of our plantations in Chile and Argentina reach maturity over the coming years, we expect to increase our annual harvest, thereby increasing our volume of wood production. Additionally, our consistent forest management practices are expected to result in the harvesting of higher quality wood, as a result of which we expect to add higher quality products to our product mix.

As an integrated company, we strive to maximize the complete use of all portions of the trees harvested. Different parts of the trees are used to produce different products ranging from wood doors to solid wood mouldings and lumber. Even the by-products of various production processes, such as sawdust and chips, are used in the production of wood boards.

As part of our forestry investment plan, we increased our ownership in Forestal Tornagaleones S.A. and in Forestal Argentina S.A., purchasing most of the minority interest in both of those companies in November 2005 and January 2006, respectively.

• Capitalize on Latin America’s growth opportunities.

We believe that the increasing use of wood boards in the furniture industry in Latin America, combined with the unmet demand for housing in several of the countries in the region, will drive future growth. Based on growth prospects in the region, we are constructing a new MDF plant in Chile and evaluating the construction of new industrial facilities in Brazil.

We plan to leverage our leading presence in Latin America as well as our Placacentros network to capture growth and profit opportunities in the region. See “Information on the Company”

• Expand and leverage our distribution network.

We plan to maintain a strong customer-focused approach throughout the production and distribution chain and continue to build upon our strong distribution network.

We particularly aim to focus upon our well-established Placacentro distribution network. We intend to continue to develop Masisa’s Placacentro program in Chile, Brazil, Argentina, Peru, Mexico, Ecuador, Paraguay, Colombia, Venezuela and Uruguay and to extend the Placacentro concept to new countries in the medium term as well. We intend to reach approximately 380 Placacentros branded stores in the region by the end of 2008. We plan to leverage our Placacentro network by offering a broader product mix, including more of our own products as well as third party products such as accessories and complementary products. We intend to develop the best store format in the best locations and offer a complete range of products and services targeted to carpenters and small and medium size furniture producers in order to become their preferred supplier through a “one stop shopping” concept. We will work closely with our customers in the construction and furniture manufacturing industries to offer specific solutions to problems they face and to better satisfy their needs. We believe that expansion of this program will further enhance Masisa’s brand name and the distribution of its products.

In addition, we intend to improve our Masisa USA distribution network by expanding our customer base, increasing the range of our product portfolio and adapting appropriately our product designs and manufacturing and distribution processes in response to changes in the markets for our products.

We also plan to develop new markets for solid wood products directing an increasing portion of our solid wood products, historically directed mainly to the United States market, to Latin America and to other markets such as, Europe and Southeast Asia.

• Focus on sustainable development practices.

Ensure that our forestry assets and production facilities and processes are maintained and operated in accordance with various internationally accepted sustainable development and socially responsible development principles. This strategy is intended to reduce our environmental compliance risks and to allow us to provide certain products in accordance with various international environmental standards that are increasingly demanded by end customers.

The business activities within our company are guided by the principle of social and environmental responsibility. Environmentally, this means we seek more efficient uses of raw materials and by-products, and continuous improvement in the environmental impact of each of our group’s companies. With respect to our social responsibility, it is our goal that our businesses and operations have a positive impact on the communities in which we operate and that we maintain healthy relations with our employees and other stakeholders.

Operational Organization

     Prior to the merger between Terranova and Masisa, our businesses were organized by geographic segments within each of Terranova and its subsidiary Masisa. For example, we had a “Chile” segment for Terranova and a separate “Chile” segment for Masisa. Our operations within each of those geographic segments were managed by country heads with administrative, financial and treasury, marketing and related support services being provided out of Terranova’s and Masisa’s respective corporate offices.

     Since the merger, we have combined our operations in each significant jurisdiction in which we operate, resulting in only one segment with respect to each such jurisdiction. We continue to manage our operations within each geographic segment through a country head with responsibility for the overall operations in that jurisdiction, including the manufacturing, marketing and distribution of all products, as well as responsibility for the financial performance of our activities in that jurisdiction. Operations, sales and marketing services and assistance with respect to boards, solid wood and forestry products are provided to each country head by senior officers in our corporate offices who are organized into divisions—boards, solid wood and forestry—and who have company-wide responsibility for the products in their areas. General administrative, financial and treasury, and related support services are provided throughout the Company from our corporate offices. We are continuing to review the combined organization and expect such review will result in additional changes in our reporting structure and changes in management and officer positions.

     As part of the reorganization of our operations following our recent merger, we intend to further modify our structure to create three separate divisions for boards, solid wood and forestry products. If this aspect of the reorganization is completed, the result will be that we will have new segments corresponding to these three divisions.

Facilities and Offices

     The map below illustrates the location of our principal offices, forests, production facilities and Placacentros as of December 31, 2005. For information regarding our offices, plantations, forests, production and processing facilities, see “—Description of Properties” in this Item.

Description of Properties

     The following tables show our material properties, excluding our forestry holdings, as of December 31, 2005 and include information regarding the size (in square meters) and use of the properties, as well as whether the properties are leased, owned or used pursuant to service agreements. Service agreements are contracts to use a variable amount of space or services in a facility managed by a service provider and therefore do not constitute a lease. For information regarding our forestry holdings, see “—Forestry Operations—Land ownership and rights” in this Item

LAND / PROPERTIES

Location	Country	Function	Leased/	Size
			Owned	(square meters)

Santiago (Apoquindo)	Chile	Administrative	Leased	523
Santiago (Apoquindo)	Chile	Administrative	Owned	1,565
Santiago (Santa Maria)	Chile	For Sale	Owned	1,515
Santiago ( Moneda 920)	Chile	Administrative	Owned	159
Cabrero	Chile	Production	Owned	56,064
Chillán	Chile	Production	Owned	17,377
Cabrero	Chile	Production	Owned	26,391
Concepción (Chiguayante)	Chile	Production	Owned	12,321
Concepción (Coronel)	Chile	Production	Owned	28,877
Valdivia (Valdivia)	Chile	Production	Owned	37,651
Valdivia (Carlos Puschmann)	Chile	Production	Owned	12,429
Antofagasta	Chile	Distribution	Service	2,125
Concepción	Chile	Distribution	Owned	3,009
Concepción (Cintac)	Chile	Distribution	Leased	7,000
Santiago	Chile	Distribution	Service	10,000
Valdivia	Chile	Distribution	Service	3,176
Menque	Chile	Production	Owned	21,886
Temuco	Chile	Administrative	Leased	150
Linares	Chile	Administrative	Leased	60
Curitiba	Brazil	Administrative	Leased	339
Paraná	Brazil	Administrative	Owned	(included in production facilities)
Rio Grande do Sul	Brazil	Administrative	Leased	80
Santa Catarina	Brazil	Administrative	Owned	2,062
Paraná	Brazil	Production	Owned	59,558
Santa Catarina	Brazil	Production	Owned	70,458
Novo Hamburgo	Brazil	Distribution	Leased	4,200
Paraná	Brazil	Distribution	Owned	(included in production facilities)
Bogotá D.C.	Colombia	Administrative	Leased	250
Cucuta	Colombia	Distribution	Service	14,000
Bogota	Colombia	Distribution	Service	510
México D.F.	Mexico	Distribution	Service	15,000
México D.F.	Mexico	Administrative	Leased	271
Durango	Mexico	Production	Owned	176891
Durango	Mexico	Administrative	Owned	8,102
Durango	Mexico	Distribution	Owned	47,746
Altamira, Tamaulipas	Mexico	Distribution	Owned	36148
Atlanta	United States	Administrative	Leased	568
Wando	United States	Administrative	Owned	557
Wando	United States	Production	Owned	11,148

LAND / PROPERTIES

Location	Country	Function	Leased/	Size
			Owned	(square meters)

Wando	United States	Distribution	Owned	7,432
Baltimore	United States	Distribution	Service	5,574
Long Beach	United States	Distribution	Service	1,858
Houston	United States	Distribution	Service	2,323
Oakland	United States	Distribution	Service	1,394
Savannah	United States	Distribution	Service	3,252
BolÍvar	Venezuela	Administrative	Leased	278
BolÍvar	Venezuela	Administrative	Leased	160
BolÍvar	Venezuela	Administrative	Leased	120
Estado Anzoátegui	Venezuela	Production	Owned	43,000
Estado de Carabobo	Venezuela	Distribution	Leased	12,000
Buenos Aires	Argentina	Administrative	Leased	600
Entre Ríos	Argentina	Production	Owned	57,400
Entre Ríos	Argentina	Distribution	Service	1,800
Lima	Peru	Administrative	Leased	136
Lima	Peru	Distribution	Service	3000
Quito	Ecuador	Administrative	Leased	90
Quito	Ecuador	Distribution	Service	3000

     A discussion of environmental issues that affect our business generally is presented below under “Environmental regulation”.

Capital Expenditures

     For a description of our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing activities”, “—Terranova business” and “—Masisa business.”

Principal Products

     The following table sets forth the sales of each of our principal products as a percentage of our total consolidated sales for the years ended December 31, 2003, 2004 and 2005:

OUR PRODUCTS

	Year ended December 31,

(as a percentage of consolidated sales)	2003	2004	2005

MDF	32.2%	33.2%	33.6%
Particle board	20.9%	19.3%	20.7%
Finger-joint mouldings	15.8%	12.5%	11.2%
Sawn lumber	7.7%	8.6%	9.0%
OSB	5.8%	8.2%	8.0%
MDF mouldings	3.5%	5.0%	6.4%
Solid-wood doors	6.8%	5.8%	4.4%
Saw and pulp logs	3.8%	4.2%	4.0%
Other products(1)	3.5%	3.2%	2.7%
Total	100.0%	100.0%	100.0%
_______________________
(1) Includes principally wood chips, sawdust, door parts, fiberboard doors and wood plies.

MDF (Medium density fiberboard)

     MDF is manufactured by removing the fibers from wood chips and sawdust, mixing the wood fiber pulp with adhesives and forming the mixture into flat sheets which are dried, heated, pressed, cooled, cut to size and finished. MDF has broad applications in furniture, cabinet and millwork manufacturing. Machining qualities make MDF well-suited for the production of pieces with critically shaped and profiled edges. Its uniformly dense surface gives superior results when grain-printed or painted. MDF shapes and routs with precision, drills easily and cuts cleanly. It is an effective core material for high-pressure laminates, fast-cycle melamine and veneers. MDF is more versatile than particle board. However, compared to the production of particle board, the MDF production process requires higher-quality wood, a greater quantity of adhesives and more energy. Due to its resulting higher production costs, MDF generally commands a higher price than particle board of the same thickness. We produce all the standard thicknesses and densities of MDF, including thin-MDF, some melamine-laminated MDF and a small amount of wood-veneered MDF. Melamine-laminated MDF is MDF covered on one or both sides with paper impregnated with melamine, a plastic laminate. We also produce a high density MDF to be used for flooring. We market our MDF under the brand name “MDF Masisa.” For the year ended December 31, 2005, MDF sales represented 33.6% of our consolidated net sales compared to 33.2% for the same period in 2004.

Particle board

     Raw particle board is manufactured by mixing wood chips, wood shavings and sawdust with adhesives and rolling or pressing the mixture into large flat sheets of varying sizes and thickness, which are then cut, quality-analyzed and packaged. Raw particle board is used in a variety of applications in the construction industry, such as ceilings, floors and closets, and is also widely used in the manufacture of furniture. We produce different types of raw particle board that are marketed under the brand names “Placa Masisa,” “Masisa Panel,” “Ecoplac,” “Facilplac” and “HR100.” We also produce melamine-laminated particle boards which are raw particle boards covered on one or both sides with paper impregnated with melamine. Melamine-laminated boards are widely used in the manufacture of furniture and cabinets and are also used in construction for walls, counters and in other applications. Melamine-laminated board sales generate a higher margin than raw particle board sales. For the year ended December 31, 2005, particle board sales accounted for 20.7% of our consolidated net sales revenue compared to 19.3% for the same period in 2004.

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

Finger-joint mouldings

     Finger-joint mouldings are produced from small pieces of wood which have been cut and dried. The drying process is followed by a surfacing procedure in which any knots, imperfections or irregularities are extracted. The wood pieces are then joined, shaped and packaged for distribution. We offer four types of mouldings including raw mouldings, painted mouldings, jesso mouldings and stiles. These mouldings are ornamental strips used to decorate a surface, and are often used to accent or emphasize the ornamentation of a structure or to conceal surface areas or angle joints. For the year ended December 31, 2005, finger-joint moulding sales represented 11.2% of our consolidated net sales revenue compared to 12.5% for the same period in 2004.

Sawn lumber

     We produce green and kiln dried sawn lumber from timber harvested from forestry plantations. The timber is sawn into logs, debarked and classified according to its diameter and length. The lumber is sawn into various shapes and sizes. Our sawmills produce high quality dried lateral wood from the outer portion of the log for the remanufacturing process and lower quality dried center wood from the center portion of the log. In Chile and Brazil, the lateral wood is used for manufacturing finger-joint mouldings, door frames, boards, sidings and furniture as well as doors, which are manufactured only in Chile. The center wood is used for manufacturing, packaging and construction. The slower growth rate of the Caribbean pine from our Venezuelan forest plantations results in a high quality grade that commands a premium price in Mexico and Venezuela. For the year ended December 31, 2005, sales of sawn lumber represented 9.0% of our consolidated net sales revenue compared to 8.6% for the same period in 2004.

OSB (Oriented strand board)

     OSB is structural panel board manufactured from small logs. The logs are debarked and reduced to thin wood strands. The strands are put into a drying machine to remove humidity from the wood in order to avoid shrinkage and swelling during use. The dried wood strands are placed into a blending machine where they are mixed with chemical adhesives. The resin-blended strands are then mechanically aligned into several layers in a forming line, with each layer laid down separately along the conveyor belt, to build up a mat. This mat is compressed and heated in the main press to form the boards. The compressed and heated boards are then cooled and finished. OSB’s outstanding physical-mechanical properties make the boards highly suitable for use in applications requiring great structural resistance, such as those that occur in the construction and packaging industries. Our Masisa OSB is marketed under the “Masisa OSB” brand name, and is manufactured at Masisa’s Brazilian plant. For the year ended December 31, 2005, OSB sales represented 8.0% of our consolidated net sales compared to 8.2% for the same period in 2004.

MDF mouldings

     We manufacture our MDF mouldings from superior, ultra-light MDF (32 pounds per cubic foot density) which makes them comparable to any standard wood moulding. Their light weight substantially reduces the cost disadvantages associated with transportation, handling and installation of standard density MDF mouldings. We manufacture primed and un-primed MDF mouldings on priming lines yielding high quality waterborne priming. We offer a wide range of patterns for our mouldings, including the casing and base, crowns, jambs and S4S boards. We produce MDF mouldings in 7, 8, 10, 14 and 16 foot lengths. For the year ended December 31, 2005, MDF moulding sales represented 6.4% of our consolidated net sales revenue compared to 5.0% for the same period in 2004.

Solid wood doors

     We manufacture solid wood interior stile and rail doors in Chile, and market them under the brand name “Masisa”. Our doors are manufactured in a range of thicknesses, heights and widths to fit standard doorways and closets. Masisa doors are available in a variety of styles and are manufactured from solid pine wood with engineered stiles and rails that are edge-glued, finger-jointed and laminated with clear veneer. They are also available with solid raised panels with a characteristic double hip pattern, emphasizing the relief. Our solid wood doors are distributed throughout the United States principally by Masonite International Corporation. For the year ended December 31, 2005, door sales represented 4.4% of our consolidated net sales revenue compared to 5.8% for the same period in 2004.

Saw and pulp logs

     We sell saw and pulp logs directly and through our subsidiaries Terranova Venezuela, Masisa Madeiras, Forestal Tornagaleones, Forestal Argentina and Masisa do Brasil. For the year ended December 31, 2005, saw and pulp log sales represented 4.0% of our consolidated net sales revenue compared to 4.2% for the same period in 2004.

Other products

     Other products include principally wood shavings, wood chips, sawdust, door parts, fiberboard doors and pine veneer wood plies. We manufacture fiberboard doors in Chile, which are marketed under the brand name “Exit”. The manufacture of our doors is the most labor intensive of its businesses. Our doors are made with a cardboard honeycomb core. Our wood shavings, wood chips and sawdust are byproducts of our sawmill and industrial operations and sold to pulp manufacturers and other third party manufacturers. Wood plies, which we sell to third parties, are sheets of solid wood coiled off of saw logs and serve as the principal raw material for plywood.

     On a consolidated basis, all of our “other products” accounted for 2.7% of our consolidated sales for the year ended December 31, 2005 and 3.2% for the same period in 2004.

Wood Products Sales

     The following tables shows our sales of our principal wood products by millions of US$ and physical volume in cubic meters for the years ended December 31, 2003, 2004 and 2005.

CONSOLIDATED SALES OF OUR PRINCIPAL WOOD PRODUCTS

	Year ended December 31,

(in millions of US$)	2003	2004	2005

MDF	$154.6	$ 215.9	$ 250.2
Particle board	100.6	125.9	154.0
Finger-joint mouldings	75.6	81.4	83.1
Sawn lumber	37.2	56.0	66.6
OSB	27.7	53.4	59.7
MDF mouldings	16.6	32.8	47.3
Solid-wood doors	32.8	37.9	32.8
Saw and pulp logs	$ 18.2	$ 27.1	$ 30.1

CONSOLIDATED SALES OF OUR PRINCIPAL WOOD PRODUCTS

	Year ended December 31,

(in thousands of cubic meters)	2003	2004	2005

Saw and pulp logs	951.9	1,361.4	1,197.0
MDF	783.5	931.6	880.9
Particle board	608.2	649.7	700.1
Sawn lumber	240.7	299.7	327.8
OSB	178.1	241.6	261.1
Finger-joint mouldings	193.7	171.6	180.0
MDF mouldings	48.1	90.3	113.7
Solid-wood doors	36.1	42.6	35.7
_______________________

     Total sales of our principal wood products, which increased by 14% during 2005 compared to 2004, mainly due to a general increase in prices for most of our principal products, are dependent, to a significant extent, on the state of the economies in the United States, Mexico, Chile, Venezuela, Argentina and Brazil, our principal markets. In particular, sales of our processed wood products are related to the levels of activity in the construction and furniture industries in those countries. Construction activity is subject to cyclical fluctuations due to changes in economic conditions, interest rates, population growth and other economic and demographic factors. An economic downturn in any of those countries is likely to materially adversely affect its construction industry and, accordingly, sales of our products.

     The “do-it-yourself”, new residential construction industry and re-modeling industry in the United States as well as the construction and pallet manufacturing industries in Mexico are the principal end-users of our solid wood products. The furniture manufacturing industries in Chile, Argentina, Mexico, Brazil and Venezuela are the principal users of our board products. In addition, we market our boards in Colombia, Peru, Ecuador and Uruguay. See “Item 5. Operating and Financial Review and Prospects.”

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

Markets and Distribution

     We present the information of our company by country within each of our “solid wood and forestry” and “boards” business groups. These country segments include, for our solid wood and forestry businesses, the United States, Chile, Brazil, Mexico and Venezuela, and for our board businesses, Chile, Argentina, Brazil and Mexico.

     In the United States, we operate through our subsidiary Masisa USA. In this market, we sell approximately one million solid wood pine doors per year as well as finger-joint and MDF mouldings. We also participate in the structural panels market, selling OSB produced in our Brazilian operation. We distribute our products in the United States principally through regional distributors that resell our products to retailers.

     In Latin America, Masisa commenced its Placacentro program in 1991 in order to broaden its distribution channels, stimulate and increase demand for its products, improve volume security and remain in close contact with its customers. Placacentros are independently owned and operated retail point of sales for boards, accessories and furniture related products and components targeted to carpenters and small and midium size producers. Placacentro stores are required to carry the full range of Masisa’s products and to display such products in the manner directed by Masisa. Placacentro owners receive training, and operational and technical assistance from Masisa and are permitted to carry other manufacturers’ products and brand with certain limitations. Masisa derives no license fees or revenues from Placacentro stores other than through the sale of its products. Placacentros are an important part of Masisa’s marketing strategy of maintaining close ties to furniture manufacturers and retail customers. The goal of this strategy is to increase the per capita consumption of Masisa’s products and to create competitive advantages to address current and future competition. We also hope to create and capture a greater portion of the profit pool in the value chain.. Masisa has developed its Placacentro distribution network in Chile, Mexico, Brazil, Argentina, Peru, Ecuador, Colombia, Venezuela, Paraguay and Uruguay. As of December 31, 2005, 51 Placacentros stores were open in Chile, 42 in Argentina, 21 in Peru, 40 in Brazil, 63 in Mexico, 15 in Ecuador, 3 in Paraguay, 21 in Colombia, 18 in Venezuela and 1 in Uruguay. The Company expects to grow its network by approximately 51 new stores primarily in these Latin American countries during 2006.

     The following table sets forth our aggregate sales as a percentage of total sales in each of our principal markets by destination for the years ended December 31, 2003, 2004 and 2005.

OUR MARKETS

	Year ended December 31,

(as a percentage of consolidated sales)	2003	2004	2005

United States	27.4%	29.2%	28.0%
Chile	18.2%	16.8%	16.5%
Mexico	15.5%	16.1%	15.0%
Brazil	15.8%	14.1%	14.0%
Venezuela	4.9%	6.0%	8.3%
Argentina	6.0%	6.7%	7.6%
Other countries	12.3%	11.1%	10.6%
Total	100.0%	100.0%	100.0%

     The following table sets forth our aggregate sales for each of our principal markets by destination for the years ended December 31, 2003, 2004 and 2005.

OUR MARKETS

	Year ended December 31,

(in millions of US$)	2003	2004	2005

United States	$ 131.4	$ 190.0	$ 208.1
Chile	87.3	109.3	122.4
Mexico	74.6	105.1	111.8
Brazil	76.0	91.6	104.5
Venezuela	23.3	39.0	62.0
Argentina	28.6	43.4	56.3
Other countries	58.9	72.6	78.9
Total	$ 480.1	$ 651.0	$ 744.0

United States

General

     For the 12 months ended December 31, 2005, GDP grew 3.5%, inflation was 3.4% and the trade balance deficit was US$723.6 billion. At December 31, 2005, the unemployment rate was 5.1% . The U.S. economy experienced moderate growth because of an increase in customer demand and business investment spending.

     The following table shows our sales of solid wood doors, MDF and finger-joint mouldings, MDF, OSB and other products in the United States in dollars for the periods indicated.

UNITED STATES PRINCIPAL WOOD PRODUCTS SALES

	Year ended December 31,

(in millions of US$)	2003	2004	2005

Solid Wood and Forestry
Finger-joint mouldings	$ 75.6	$ 81.4	$ 83.0
Solid wood doors	32.3	37.3	32.1
Boards
MDF mouldings	14.8	32.6	46.3
OSB	5.9	30.8	39.7
MDF	$ 2.6	$ 4.2	$ 2.4

Marketing and distribution

     The United States is Masisa’s most significant market as measured by aggregate sales. Our total consolidated sales in the United States for the year ended December 31, 2005 represented 28.0% of total sales compared to 29.2% in 2004. This decrease was partially due to strong demand in our principal Latin American board markets partially offset by increased finger-joint and MDF moulding sales during 2005.

     Most of our products are sold in the United States through approximately 60 customers that serve primarily the “do-it-yourself” and new residential construction industries. The U.S. do-it-yourself market is heavily consolidated and is dominated by large chain retailers such as Home Depot, Lowes and Menards.

Solid wood and forestry

     Our eight largest customers for solid wood products, in terms of sales revenue, accounted for approximately 82% and 84% of sales for the years ended December 31, 2005 and 2004, respectively, in the United States. Our largest customer, Masonite International, accounted for approximately 52% and 53% of such sales during the years ended December 31, 2005 and 2004, respectively. Our principal U.S. solid wood customers are

Masonite International, Builders First Source, Jim White Lumber Sales Inc. Wholesale Millwork Inc, W. M. Tinder Inc., Bluelinx Corporation, Boston Cedar & Millwork, and Jeld-Wen International supply. We store our products primarily in three distribution warehouses located at Wando, South Carolina, Baltimore, Maryland, and Houston, Texas. We ship our products from U.S. warehouses to our customers primarily by truck. Shipments are delivered to our distribution centers by ship from our production facilities in Chile, Brazil, Argentina and Venezuela.

     Finger-Joint Mouldings Market. We manufacture solid wood finger-joint mouldings which are sold in the United States. Our total sales of finger-joint mouldings in 2005 were US$83.0 million compared to US$81.4 million in 2004. This increase in finger-joint moulding sales was due primarily to higher volume sales resulting from an increased sales focus and new customers, partially offset by lower prices for finger-joint mouldings. The decline in prices for finger-joint mouldings was mainly due to our distributor’s high inventory levels.

     We currently produce our finger-joint mouldings at our Cabrero plant in Chile and our Rio Negrinho plant in Brazil. The market for finger-joint mouldings in the United States is highly competitive. In general, we are able to produce solid wood finger-joint mouldings at our Chilean and Brazilian plants at a low cost relative to U.S. and Canadian manufacturers. Additionally, freight prices from our South American plants are comparatively low and we are able to sell our mouldings in the United States at competitive prices. Our principal competitors in the finger-joint mouldings market are Arauco, Braspine, Woodgrain and Sierra Pacific.

     Solid Wood Doors Market. We manufacture residential interior solid wood stile and rail doors which are sold in the United States, which is considered a niche market. Our total solid wood door sales in the United States in 2005 were US$32.1 million compared to US$37.3 million in 2004. This decrease is primarily due to lower physical volume sales, production declines in Chile and reduced inventory purchasing during the second half of 2005 by Masisa’s largest customer in the United States. However, prices increased due new pricing agreed with our main customer in the United States..

     Almost all of the solid wood doors we sell in the United States are manufactured at our production facilities in Chillán, Chile. Solid wood door sales in the United States is a competitive market. Our principal competitors in this market are Swartland, Woodgrain, Frameport and Sincol.

Boards

     Our eight largest customers for board products, in terms of sales revenue, accounted for approximately 54% and 66% of sales for the years ended December 31, 2005 and 2004, respectively, in the United States. The largest customer accounted for approximately 9% and 12% of such sales during the years ended December 31, 2005 and 2004, respectively. It is important to note that these numbers are not exactly comparable, because in 2004 each of our Chilean, Brazilian and Argentinean subsidiaries sold its products through different brokers while in 2005 they sold only through Masisa USA. Our principal U.S. board customers that purchased through Masisa USA in 2005 are BlueLinx Corporation, North Pacific Lumber Co, Orepac, Weyerhaeuser, Conex Forest Products Inc, Empire Wholesale Lumber, Viking Forest Products Llc and Alexandria Mouldings.

     We store our products primarily in three distribution warehouses located at Wando, South Carolina, Baltimore, Maryland and Houston, Texas. We ship our products from U.S. warehouses to our customers primarily by truck. Shipments are delivered to our distribution centers by ship from our production facilities in Chile, Brazil, Argentina and Venezuela.

     MDF Moulding Market. We manufacture MDF mouldings which are sold in the United States. Our total sales of MDF mouldings during the year ended December 31, 2005 were US$46.3 million compared to US$32.6 million during the same period in 2004. This increase in sales of approximately 42% is principally due to the increase in production capacity in both our Argentina and Chilean production facilities and better pricing as a result of our improved sales effort.

     We currently produce the MDF mouldings that we sell in the United States at the Masisa USA plant in Wando, South Carolina and our Masisa plants in Argentina and Chile. The market for mouldings in the United States is highly competitive. In general, we are able to produce MDF mouldings at our Chilean and Argentinean plants at a low cost relative to U.S. and Canadian manufacturers. Additionally, due to the light weight of these products, freight prices from our South American plants are comparatively low and we are able to sell our mouldings in the United States at competitive prices. Our principal competitors in the MDF mouldings market are PacTrim, Arauco (Trupan), Sierra Pine, Polincay and Corza.

     Commission Sales. In May 2004, Masisa USA entered into a sales commission agreement with Masisa to market and distribute Masisa’s board products in the United States. Masisa USA currently sells Masisa’s MDF mouldings under this contract. This contract is still in force.

     Beginning in 2005, Masisa Brazil began marketing most of its OSB sales in the United States through Masisa USA. As a result, our OSB sales in the United States increased by 28.6% in dollar terms, from US$30.8 million in 2004 to US$39.7 million in 2005.

Chile

General

     For the year ended December 31, 2005, GDP grew 6.3%, inflation was 3.6% and the trade balance surplus was US$10.2 billion. At December 31, 2005, the unemployment rate was 8%. Chile’s economic growth in 2005 was primarily the result of generally improved global economic conditions and increased commodity prices, although the unemployment rate remained relatively high.

     The following table shows our sales of solid wood doors, saw and pulp logs, MDF, particle board and OSB in Chile in dollars for the periods indicated.

CHILE
PRINCIPAL WOOD PRODUCTS SALES

	Year ended December 31,

(in millions of US$)	2003	2004	2005

Solid Wood and Forestry
Saw and pulp logs	$ 13.5	$ 18.2	$ 20.6
Solid wood doors	0.5	0.5	0.6
Boards
Particle board	41.4	49.9	60.3
MDF	21.7	34.7	29.2
OSB	$ 2.5	$ 1.4	$ 2.3

Solid wood and forestry marketing and distribution

     Most of the solid wood and forestry products that we sell in Chile are saw and pulp logs which we sell to pulp and other manufacturers. Our three largest customers, in terms of sales revenue, accounted for approximately 43% and 49% of sales in Chile in during years ended December 31, 2005 and 2004, respectively. The largest customer accounted for approximately 36% and 30% of such sales. Our principal Chilean customers are CMPC Celulosa S.A., Paneles Arauco S.A., Forestal Bio-Bio S.A, and SODIMAC S.A. Our products are shipped mainly by truck to domestic customer locations.

     Saw and Pulp Logs Market. Our solid wood and forestry businesses sell saw and pulp logs to manufacturers in Chile. Our total saw and pulp log sales for the year ended December 31, 2005 were US$20.6 million compared to US$18.2 million for the same period in 2004.

     All of the saw and pulp logs we sell in Chile are harvested at our Chilean plantations. Our principal competitors in this market are Arauco and CMPC.

     Solid Wood Doors Market. We sell a relatively small number of residential interior rail and stile solid wood doors in Chile. Our total solid wood door sales in Chile were US$0.6 million for year ended December 31, 2005 compared to US$0.5 million for the same period in 2004.

Boards marketing and distribution

     Most of our board products are sold in Chile through approximately 170 independent distributors serving the construction and furniture manufacturing industries. A small portion of our board products are sold directly to furniture manufacturers. Our 30 largest board customers, in terms of sales revenue, accounted for approximately 81% and 79% of sales for the years ended December 31, 2005 and in 2004, respectively. The largest customer accounted for approximately 15% and 12% of such sales for the years ended December 31, 2005 and 2004, respectively. Our principal Chilean customers for board products are Maderas Imperial Ltda., Sodimac S.A., Arauco Distribución S.A., Silva y Compañía Ltda., Polincay Export Ltda., Maderama, Easy S.A., Electrocom S.A., Mafor S.A., Paneles Arauco S.A., and Construmart S.A. In 2005, furniture continued to be one of the leading products imported to Chile, competing with the furniture products of Chilean producers which form a significant part of our customer base. Specifically, “ready-to-assemble” furniture products are becoming an increasingly popular import in Chile, although they account for a relatively small portion of current furniture sales in Chile. We work through our Placacentros to assist our customers in developing ways to use our products to respond to changing market conditions. Although we believe that, under current market conditions, the loss of any one distributor or customer would not have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect.

     Masisa’s products are stored in four warehouses and sales offices throughout Chile and are shipped mainly by truck to domestic customer locations. Shipments to the Antofagasta warehouse, in the northern part of Chile, are also delivered by ship.

     As of December 31, 2005, there were 51 Placacentro stores in Chile. Masisa expects to grow its network by adding three Placacentro stores in Chile during 2006. The Placacentro chain is the largest chain of stores in the country in terms of sales to furniture manufacturers and small contractors. Of Masisa’s volume sales in the Chilean market during the years ended December 31, 2005 and 2004, respectively, approximately 21% and 25% respectively, were to Placacentros. The remainder were direct sales and sales to other distributors.

     Particle Board Market. We manufacture raw, melamine-laminated and wood-veneered particle board in Chile. Our total particle board sales in 2005 increased to US$60.3 million from US$49.9 million in 2004 due to strong demand for melamine-laminated boards from a strong construction market.

     Rio Itata, which has an installed production capacity of approximately 30,000 cubic meters per year, is the only competitor in the particle board production industry in Chile. The excess of local supply over local demand is exported.

     Due to the economic crisis in Argentina in 2002, which reduced particle board consumption in Argentina nearly to half its 2001 level, and the devaluation of the Argentinean peso, some Argentinean manufacturers began to export part of their production to the Chilean market. This resulted in price pressure for all competitors in Chile. We believe that the excess capacity in particle board production in Chile and the resulting price pressure, combined with high transport costs for particle board imports, are the primary factors that discouraged imports to Chile of particle boards in previous years. The situation experienced in 2002 was unique and as the Argentinean economy and consumption began to recover in the second half of 2003 and continued its recovery during 2004, the situation started to return to prior levels. During 2005 imports from Argentina had no significant effect on our sales. However, there can be no assurance that significant price pressure from imports of particle board into Chile will not occur in the future.

     MDF Market. Masisa manufactures MDF board in Chile. The Chilean MDF market is relatively undeveloped compared to the European and North American markets. Although the first Chilean MDF plant did not begin production until 1988, the market has exhibited strong growth since then. Nevertheless, Chilean MDF producers devote most of their production to exports. Our total MDF board sales for the year ended December 31, 2005 decreased to US$29.2 million compared to US$34.7 million for the same period in 2004 partially due to lowered demand on the first half of 2005, from our Chilean MDF moulding customers, that export to the United States market.

     Masisa’s only established competitor in the Chilean MDF market is Paneles Arauco S.A. which has an annual production capacity of approximately 390,000 cubic meters.

Mexico

General

     For the year ended December 31, 2005, GDP grew 3.0%, year to year, inflation was 4.0% and the trade balance deficit was US$7.6 billion. At December 31, 2005, the unemployment rate was 3.6% . Mexico’s economy is expected to continue to grow because of the increase in demand from the United States, Mexico’s principal trading partner. The economic recovery has contributed to greater demand for wood products and higher wood prices.

     The following table shows our sales of sawn lumber, MDF, particle board and OSB in Mexico in dollars for the periods indicated.

MEXICO
PRINCIPAL WOOD PRODUCTS SALES

	Year ended December 31,

(in millions of US$)	2003	2004	2005

Solid Wood and Forestry
Sawn lumber	$ 34.5	$ 46.3	$ 47.3
Boards
MDF	16.8	22.4	30.8
Particle board	15.3	21.7	24.6
OSB	$ 3.0	$ 3.4	$ 2.1

Solid wood and forestry marketing and distribution

     We sell most of our sawn lumber in Mexico either directly or through independent distributors to the construction and pallet manufacturing industry. Our 25 largest customers, in terms of sales revenue, accounted for approximately 70% and 78% of sales in the years ended December 31, 2005 and in 2004, respectively. The largest customer accounted for approximately 17% and 16%, respectively, of such sales during such periods. Our principal customers in Mexico are Maderera Nasa S.A. de C.V., Productora de Tarimas del Sur S.A., Losifra S.A. de C.V., Maderas y Empaques Para Cada Uso, S.A. de C.V., Unipallet S.A. de C.V. and Productos Maderables Gole de RLMI. Although we do not believe that under current market conditions, the loss of any one distributor or customer would have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect. In addition to our own products, we also sell sawn wood produced by third parties, principally located in Chile. Our products are stored in two warehouses and two sales offices in Durango, Mexico and are shipped mainly by truck to domestic customer locations. The sawn lumber we sell in the Mexican market is harvested and processed primarily in Chile. A smaller amount of the sawn lumber we sell in Mexico is harvested and processed in Venezuela.

     Sawn lumber. Mexico is the principal market in which we market our sawn lumber. Mexico does not have well developed forestry resources and, as a result, our principal competitors in this market are also importers. Our total sawn lumber sales during the year ended December 31, 2005 were US$47.3 million compared to US$46.3 million during the same period in 2004. The increase is primarily due to higher prices partially offset by a slight decrease in physical volume sales.

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

Board marketing and distribution

     In August 2001, Masisa established Maderas y Sintéticos de México S.A. de C.V. (“Masisa Mexico”) as a vehicle for entering the Mexican wood products market. On January 8, 2002, Masisa Mexico acquired a particle board plant located in Durango, Mexico, from MacMillan Guadiana, a subsidiary of the U.S. forestry company, Weyerhaeuser Company Limited. This plant has an installed capacity of 120,000 cubic meters per year. With this acquisition, Masisa now supplies particle boards to the Mexican market mainly from the Durango plant’s production. Masisa imports MDF and OSB into the Mexican market from its plants in Chile, Argentina and Brazil, and also from the Fibranova plant in Venezuela. Our net board sales in Mexico for the years ended December 31, 2005 and 2004 represented 7.7% and 7.3%, respectively, of our consolidated net sales.

     Because Mexico has a population more than six times larger than Chile’s, board consumption levels that are currently substantially smaller than Chile’s and a growing scarcity and increasing cost of sawn lumber (the principal competing product of Masisa’s wood boards), we believe the Mexican market has substantial potential for increased consumption of wood board, whether produced locally at the Durango plant or imported from Masisa plants in Chile, Argentina, Brazil or Venezuela.

     Currently, Masisa sells particle board and MDF to Mexican furniture manufacturers directly and through distributors, with a total of approximately 251 customers. For the years ended December 31, 2005 and 2004, approximately 86% and 81%, respectively, of Masisa’s sales revenue in the Mexican market was generated by 63 principal customers, and the largest single customer accounted for approximately 5% and 10%, respectively, of these sales. Masisa’s principal distributors of board in Mexico are Mexicana Pacific S.A. de C.V., Triplay y Laminados Pega, Triplay Tableros de Ecatepec S.A., Aglomerados y Triplay Vic S.A. de C.V., Promotora Grocer S.A. de C.V., Tableros y Melaminas Zaragoza S.A., Triplay y Aglomerados del Pacífico, Industrial Maderera Puente de Vigas, Triplay Y Maderas Nacionales, S.A., Multimaderas y Tableros, and Rodríguez Gamboa Francisco Javier.

     In 2003 and 2004, Masisa successfully expanded its Placacentros network in Mexico. Masisa Mexico has opened 63 stores throughout the country as of December 31, 2005. We intend to grow our network in 8 Placacentros in Mexico in 2006. For the years ended December 31, 2005 and 2004, approximately 40% and 34%, respectively, of Masisa Mexico’s total volume sales were made through Placacentros.

     MDF Market. Masisa has traditionally supplied the Mexican MDF market from its Chilean facilities, and to a lesser degree, Argentinean facilities. Since 2002, the Fibranova plant in Venezuela has also exported MDF to Mexico. Our total sales of MDF for the year ended December 31, 2005 were US$30.8 million compared to US$22.4 million for the same period in 2004. The increase during 2005 was due to a strong demand. Our principal competitors in this market are Paneles Arauco S.A., MJB S.A. de C.V. and Maderas Conglomeradas S.A. de C.V.

     Particle Board Market. Particle board consumption in Mexico is relatively low. Our total sales of particle board for the year ended December 31, 2005 were US$24.6 million compared to US$21.7 million for the same period in 2004. The increase during 2005 against 2004 was due mainly to higher physical volume sales and prices. Our main competitors in this market are Paneles Ponderosa S.A. de C.V., Rexcel S.A. de C.V., and Duraplay S.A. de C.V.

Brazil

General

     For the 12 months ended December 31, 2005, GDP grew 2.3%, inflation was 6.9% and the trade balance surplus was US$44.8 billion. At December 31, 2005, the unemployment rate was 9.8% . During 2005, the Brazilian economy experienced a moderate recovery following a mild contraction in 2003.

     The following table shows our sales of saw and pulp logs, sawn lumber, MDF, particle boards and OSB in Brazil in dollars for the periods indicated.

BRAZIL
PRINCIPAL WOOD PRODUCTS SALES

	Year ended December 31,

(in millions of US$)	2003	2004	2005

Solid Wood and Forestry
Saw and pulp logs	$ 2.3	$ 4.3	$ 4.3
Boards
MDF	47.0	65.5	77.6
OSB	13.6	10.7	11.2
Particle board	$ 11.1	$ 9.2	$ 8.4

Solid wood and forestry marketing and distribution

     The majority of the solid wood and forestry products produced by our businesses in Brazil are sold in export markets. Our total saw and pulp log sales during the year ended December 31, 2005 were US$4.3 million compared to US$4.3 million during the same period in 2004. This increase is principally due to higher prices and appreciation of local currency against the US dollar. All of the saw and pulp logs we sell in Brazil are harvested at our plantations.

Board marketing and distribution

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

     Our combined sales in Brazil of particle board, MDF and OSB reached US$97.2 million for the year ended December 31, 2005, compared to US$85.4 million in 2004, representing a 13.9% increase. This was mostly due to a Brazilian currency appreciation against the US dollar and higher board prices.

     Due to the large size of Brazilian manufacturers, sales in Brazil are primarily made directly to the manufacturers. There are generally no independent distributor chains for these materials. However, in order to meet the needs of carpenters, architects and decorators, Masisa has established a sales and marketing network that has been in place since 1996. In addition, in 2005 Masisa opened eight new Placacentro stores in the central and southern regions of Brazil, as part of its policy of developing distribution networks as a strategy for penetrating the markets where it is present. Masisa has opened 40 Placacentro stores in Brazil as of December 31, 2005, and expects to grow its network with approximately 5 stores in Brazil during the rest of 2006. For the years ended December 31, 2005 and 2004, approximately 21% and 17%, respectively, of all the Masisa Brazil’s sales were through Placacentros.

     Masisa is expending considerable effort to develop its sales in Brazil by, among other activities, opening distribution warehouses, expanding its client base and participating in promotional activities, expositions and trade shows. Currently, Masisa sells MDF and OSB through 270 and 70 distributors, respectively, in Brazil. For the years ended December 31, 2005 and 2004, approximately 18% and 20%, respectively, of Masisa’s sales revenue in the Brazilian market was generated by 20 of its customers and our largest single customer accounted for approximately 2% and 2%, respectively, of those sales. Masisa’s principal customers in Brazil are Todeschini S/A Industria e Comercio, Bertolini S/A, Madcompen o Atacadao Comp. Ltda., Solar Madeiras Especiais Ltda., and A. Romanzza Moveis Ltda..

     MDF Market. Based in part on Masisa’s experience in the Argentinean market, we believe that the MDF market will expand rapidly in Brazil as MDF becomes more widely available as a result of the new domestic MDF production capacity in Brazil. Our total sales of MDF increased 18.5% to US$77.6 million for the year ended December 31, 2005 from US$65.5 million for the same period in 2004. The increase was mainly due to a considerable increase in prices and the above-mentioned currency appreciation.

     Our principal competitors in Brazil’s MDF market are Duratex, Tafisa Brasil, Placas do Paraná and the Isdra Group.

     OSB Market. As the first and only producer of this kind of boards in Brazil, Masisa is currently involved in the introduction phase for this product. Our total sales of OSB increased by 4.5% to US$11.2 million for the year ended December 31, 2005 from US$10.7 million for the same period in 2004. This increase is due mainly to increased prices partially offset by lower physical volume sales.

     Particle Board Market. Particle board consumption in Brazil is relatively low. Since Brazil has a population more than ten times greater than that of Chile, Masisa views Brazil as an attractive market for particle board. Our total sales of particle board decreased by 8.7% to US$8.4 million for the year ended December 31, 2005 from US$9.2 million for the same period in 2004. The decrease during 2005 was mainly due to a reduction in imports from Masisa Argentina as Masisa Argentina increased particle board sales in Argentina due to a recovery in the Argentinean local market.

     Our principal competitors in this market include Duratex, Satipel, Berneck, Placas do Paraná, Eucatex and Tafisa.

Venezuela

General

     For the 12 months December 31, 2005, GDP grew 9.3% and the trade balance surplus was US$31.5 billion. At December 31, 2005, the unemployment rate was 14.0% . At December 31, 2005, the annual rate of inflation was 15.9% . During the 12 months ended December 31, 2005, Venezuela’s economy experienced strong growth due to increased oil revenue and general economic recovery following economic instability during 2003. This growth has increased demand and prices for wood products. No assurance can be given that this level of growth will continue, or that political and economic developments in Venezuela will not deteriorate. See “Item 3. Key Information—Risk Factors—Risks relating to operations outside of Chile—Our Venezuela operations are subject to adverse political and economic conditions.”

VENEZUELA
PRINCIPAL WOOD PRODUCTS SALES

	Year ended December 31,

(in millions of US$)	2003	2004	2005

Solid Wood and Forestry
Sawn lumber	$ 2.6	$ 7.3	$ 14.9
Boards
MDF	13.6	24.1	37.0
Particle board	$ 6.2	$ 7.6	$ 9.1

Marketing and distribution

     We sell most of our products in Venezuela through approximately 74 independent distributors serving the furniture manufacturing and construction industries. Our 20 largest solid wood and forestry product customers, in terms of sales revenue, accounted for approximately 86% and 80% of our solid wood and forestry sales in Venezuela for the years ended December 31, 2005 and 2004, respectively. Our largest solid wood and forestry products customer accounted for approximately 12% and 11% of such sales, respectively. Our principal solid wood products customers in Venezuela are Madera La Ojedeña C.A., Grupo Imeca, and Madenova C.A.

     Our 20 largest board product customers, in terms of sales revenue, accounted for approximately 95% and 79% of our board sales in Venezuela for the years ended December 31, 2005 and 2004, respectively. Our largest board products customer accounted for approximately 22% and 12% of such sales, respectively. Our principal board products customers in Venezuela are Grupo Imeca, Madenova C.A., and Aserradero El Sol C.A..

     Although we do not believe that, under current market conditions, the loss of any one distributor or customer would have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect. Our products are stored in two warehouses, at our Macapaima plant and in Puerto Cabello and are shipped mainly by truck to domestic customer locations. We also have a sales office in Caracas, Venezuela. The wood products we sell in the Venezuelan market are produced at our Fibranova-Macapaima plant in Anazoñtegui, Venezuela.

     In 2004 and 2005, Masisa successfully expanded its Placacentros network in Venezuela. Masisa Venezuela has opened 18 stores throughout the country as of December 31, 2005, and expects to grow its network with approximately 10 new stores in Venezuela during 2006.

Solid wood and forestry

     Sawn lumber market. We sell sawn lumber to distributors and pallet manufacturers and other industries in Venezuela. Our total sales of sawn lumber for the year ended December 31, 2005 were US$14.9 million compared to US$7.3 million for the same period in 2004. This increase is primarily due to a decrease in demand for native timber species that compete with our lumber, which come from man-made plantations, for market share and an increase in demand by pallet manufacturers for the food industry.

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

Boards

     MDF market. We sell MDF to distributors in Venezuela. Our total MDF sales in 2005 were US$37.0 million compared to US$24.1 million for the same period in 2004. The increase was primarily due to higher prices and physical volume sales resulting from improved domestic economic conditions.

     All of the MDF board we sell in Venezuela is produced at our Fibranova-Macapaima plant in Anzoátegui, Venezuela. We believe we have an advantage in this market as a domestic competitor. We also believe sales through Placacentros will enable us to grow sales significantly.

     Particle board market. Our businesses sell raw and melamine-coated particle board to distributors in Venezuela. Our total particle board sales in 2005 were US$9.1 million compared to US$7.6 million in 2004. The increase was primarily due to higher prices and physical volume sales resulting from improved domestic economic conditions.

     All of the particle board we sell in Venezuela is produced at our Fibranova-Macapaina plant in Anzoátegui, Venezuela. Sales of particle board in Venezuela declined greatly in 2002 and 2003 as a result of economic instability and a general economic recession. The market began to improve in 2004, and continued this trend in 2005 and we are focusing on developing our boards and melamine products.

Argentina

General

     For the 12 months ended December 31, 2005, GDP grew 9.2%, inflation was 9.6% and the trade balance surplus was US$11.3 billion. At December 31, 2005, the unemployment rate was 11.6% . The Argentinean economy showed strong growth in the period after several years of economic crisis. After depreciating by 237% in 2002, the Argentinean peso appreciated moderately in 2003 and has since stabilized. Additionally, most of the restrictions on cash withdrawals from bank accounts and on transfers of funds from Argentinean to foreign accounts that were imposed during the 2002 economic crisis had been lifted by the end of 2003. In June 2005, the government finished the process of renegotiating most of its defaulted debt. As a result, Argentina’s risk ratings improved. Although 2003 and 2004 demonstrated that the economic situation in Argentina has improved, no assurance can be given that governmental measures or other factors will continue to improve Argentina’s economy or that general improvement in its economy will lead to an increase in the demand for particle board and/or MDF.

     The following table shows our MDF, particle board, OSB and MDF mouldings sales in the Argentinean market for the periods indicated.

ARGENTINA PRINCIPAL WOOD PRODUCTS SALES

	Year ended December 31,

(in millions of US$)	2003	2004	2005

Boards
MDF	$ 14.7	$ 21.4	$ 28.1
Particle board	10.6	15.8	20.5
OSB	1.6	1.9	2.2
MDF mouldings	$ 0.1	$ 0.2	$ 0.3

Marketing and distribution

     We sell particle board and MDF to Argentinean furniture manufacturers through approximately 150 distributors. For the years ended December 31, 2005 and 2004, respectively, approximately 70% and 69% of Masisa’s sales revenue in the Argentinean market was generated by the 20 principal distributors. The largest customer accounted for approximately 10% and 9%, respectively, of these sales during such periods. Masisa’s principal distributors in Argentina are Cencosud S.A., Distribuidora Aglolam S.A., Madergold S.A., Distribuidora Argentina de Chapas S.A.C., Distribuidora Placasur S.A., Sacheco S.A., Dolinsky S.A., NBC Maderas S.R.L., Trumar S.A.I.C. and Amiano S.R.L..

     Given the successful development of Masisa’s Placacentro program in Chile and Peru, Masisa Argentina started to develop this distribution channel in 2000. 42 stores were opened in Argentina as of December 31, 2005. Masisa Argentina expects to grow its network with approximately 7 stores in Argentina in 2006. Of Masisa’s sales in Argentina during 2005 and during 2004, approximately 42% were through Placacentros for each year.

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

     We have focused our marketing efforts on furniture and cabinet manufacturers and on the construction industry. After the devaluation of the Argentinean peso in 2002 and in response to the adverse macroeconomic scenario in Argentina, Masisa Argentina redirected the majority of production from its Argentinean operations to export markets primarily in Brazil, Mexico, the United States and the Far East. However, with the recovery of the Argentinean local market, this trend has been reversed.

     MDF Market. We have continued to actively develop the market for this product through advertising campaigns, events held directly with our customers and our participation in trade shows, all of which are designed to demonstrate the board’s quality and multiple uses for furniture manufacturers, architects and decorators.

     Masisa is the largest MDF manufacturer in the Argentinean market. Our total MDF board sales in 2005 were US$28.1 million compared to US$21.4 million in 2004. The increase was due primarily to higher volume sales and prices as a result of strong demand in 2005. The large increase in sales in 2003 followed a steep decline in 2002, when, in order to minimize the impact of the devaluation, Masisa Argentina shifted the main part of its domestic sales of MDF to exports. The Argentinean MDF market was a fast-growing market that we estimate expanded approximately 530% between 1995 and 1999. However, the economic crisis of 2002 adversely affected the market. In 2003 and 2004, the market expanded rapidly compared to 2002. We believe the positive growth trend in the economy will continue in the short-term and that the market for wood board products will continue to recover as a result. However, there can be no assurance that the economy will continue to recover or that sales of wood board products will increase as a result. In the first half of 2002, Alto Paraná (Paneles Arauco) began operations at its new MDF plant in Argentina. In addition to Alto Paraná, there is only one other competitor in this market, Tableros Guillermina S.A.

     Particle Board Market. Argentina has more than twice the population of Chile and has a significant housing deficit. However, following the devaluation of its currency on January 2002, Argentina’s per capita income was reduced to half of its pre-devaluation levels. The low per capita consumption is primarily the result of this economic crisis. As Argentina’s economy has recovered, demand for Masisa’s products has begun to recover as well. We expect that future demand for Masisa’s products in Argentina will be largely dependent upon the growth of the Argentinean economy and particularly on the growth of the Argentinean construction and furniture manufacturing industries.

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

     Our total particle board sales in 2005 increased to US$20.5 million compared to US$15.8 million in 2004, due to strong demand. The large increases in sales in 2005, 2004, and 2003 follow a steep decline in 2002, when, in order to minimize the impact of the devaluation, Masisa Argentina shifted the main part of its domestic sales of particle board to exports.

Other markets

Colombia

     We sell particle board and MDF products into the Colombian market mainly through exports from Venezuela. Our particle board sales in Colombia increased by 79% from US$6.0 million in 2004 to US$10.6 million in 2005. The growth of such sales was principally due to strong demand for particle boards. Our MDF board sales in Colombia increased by 23% in dollar terms, from US$9.5 million in 2004 to US$11.7 million in 2005. As in the case of particle board, the increase in MDF board sales was principally due to strong demand.

     As of December 31, 2005, 21 Placacentros stores have been opened in Colombia. We expect to grow the network with approximately 13 new stores in Colombia during 2006.

Peru

     We sell particle board and MDF products into the Peruvian market mainly through exports from Chile. We established our Peruvian subsidiary, Masisa Peru, in 1999 to conduct commercial and distribution activities in that country.

     Our board sales in Peru increased by 37% from US$11.6 million in 2004 to US$15.9 million in 2005. The increase in board sales was principally due to deeper market penetration of MDF board products, and strong demand for particle board.

     As of December 31, 2005, 21 Placacentros stores have been opened in Peru. We expect to grow the network with approximately 2 new stores in Peru during 2006.

Other

     Our board businesses generally achieve higher margins from the sale of their principal products in the markets in which they participate directly (Chile, Argentina, Brazil, Peru and Mexico) than from exports through third parties. Accordingly, our board businesses have traditionally preferred to satisfy demand in these markets first, and then export any surplus products. However, we have built a solid business network outside the markets in which we directly participate in order to diversify our market risk and to enable us to respond promptly to changes in market conditions in Chile, Argentina, Brazil, Peru and Mexico. After the political and economic crisis began in Argentina in 2002, we utilized this export network and experience to substitute sales to foreign markets for lost sales in the Argentinean market. This was possible as a result of the increased competitiveness of products produced in Argentina resulting from the currency devaluation in that country.

     Approximately 10.6% of our total consolidated revenues in 2005 were derived from U.S., Chilean, Mexican, Brazilian, Venezuelan and Argentinean export sales to markets other than the United States, Chile, Mexico, Brazil, Venezuela and Argentina, compared to the approximately 11.1% represented by such sales in 2004.

Production

     We own and operate production facilities in Chile, Venezuela, Brazil, Argentina, the United States and Mexico. Our Chilean production facilities are located in Cabrero, Coronel, Chiguayante, Valdivia and Chillán. Our Venezuelan production facilities are located in Macapaima, near the city of Puerto Ordaz in the southern part of the state of Anzoátegui. Our Brazilian production facilities are located in Rio Negrinho in the State of Santa Catarina and Ponta Grossa in the State of Paraná. Our Argentinean production facilities are located in Concordia, in the province of Entre Rios. Our U.S. production facilities are located in Wando (Charleston), South Carolina. Our Mexican production facilities are located in Durango, in the state of Nuevo León.

Our production by country

Chile

     The following table shows the product and the installed annual production capacity in cubic meters as of December 31, 2005, for each of our Chilean production lines.

CHILE WOOD PRODUCTS PRODUCTION LINES
Plant	Line	Product	Annual installed capacity(1)
Cabrero (Solid wood)	Sawmill	Various	337,000
	Finger-joint mouldings	Finger-joint mouldings	103,000

Cabrero (Boards)	MDF	MDF	160,000
	MDF mouldings	MDF mouldings	72,000

Chiguayante (Boards)	Line 1	Particle board	82,000
	Laminating	Melamine board	45,000

Chillán (Solid wood)	Doors	Solid wood doors	42,000

Mapal (Boards)	Line 1	Particle board	95,000
	Line 2	Particle board	60,000
	MDF	MDF	140,000
	Laminating	Melamine board	110,000

Puschmann (Boards)	Line 1	Particle board	86,000

Valdivia (Boards)	Line 1	Particle board	90,000
	Laminating	Melamine board	50,000
	Veneering	Wood-veneered board	40,000
	Doors	Fiberboard doors	500,000
_______________________
(1) Units are in cubic meters, except fiberboard doors, which are in square meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

     Cabrero (Solid Wood). Our Cabrero solid wood facilities are located in city of Cabrero, Chile. Its operations include a sawmill and wood drying unit and plants for the production of finger-joint mouldings and solid wood doors.

     Sawmill. Our sawmill in Cabrero was constructed during 2000 and reached full operational capacity in May of 2001. It was constructed to replace our then-existing Cabrero sawmill which we had operated for 15 years and which we still partially operate. The new mill is a state-of-the-art facility equipped with a software control system that provides automatic control of the production line and allows for a high speed production line. The software system also uses special scanners and sensors for the cutting of wood and offers automatic packaging. With this new equipment, the volume of processed wood has increased to 106.8 cubic meters per hour, and the yield of wood per log has increased by 1%. Maintenance costs have also increased due to the technological change, but the labor requirement has fallen from around 180 people to approximately 52 people. Since the sawmill entered into full operation, it has increased wood processing volumes and volumetric output with a corresponding decrease in byproducts production. The mill currently has a maximum annual yield of 337,000 cubic meters of sawn wood, the majority of which is used in the production of finger-joint mouldings and solid wood doors.

     The solid wood industrial complexes also include drying facilities in Cabrero. Their annual operational capacity is sufficient to dry most saw lumber currently produced at the Cabrero sawmill. This enables us to manufacture our wood products with kiln-dried wood with a moisture content of 12% or less.

     Finger-joint moulding plant. The finger-joint moulding plant has an annual production capacity of approximately 103,000 cubic meters. We designed and constructed this plant to produce high-quality linear mouldings and doorframes of various styles intended for use in interior architecture. Within these product lines, we manufacture products meeting a variety of standardized design specifications as well as custom made products designed and finished according to specifications supplied by our customers.

     Cabrero (Boards). This plant has been operating since August 1992. It has a single MDF board line with an annual production capacity of 160,000 cubic meters. Additionally, in order to produce a greater quantity of value added products, we added an MDF moulding line with an annual production capacity of 34,000 cubic meters which began production in June 2004. In August 2005, a new MDF moulding line was added to this facility, doubling our production capacity to 72,000 cubic meters per year.

     Mapal. Our Mapal industrial site, which is located in Coronel near the city of Concepción, 320 miles south of Santiago, has two particle board lines, one MDF line and one melamine-laminating line, which includes a melamine impregnating line. The two particle board production lines have an aggregate annual production capacity of approximately 155,000 cubic meters: one for thin particle board (60,000 cubic meters per year capacity) and another for thicker boards (95,000 cubic meters per year capacity). The MDF line commenced operations in January 1996, and has a production capacity of approximately 140,000 cubic meters of MDF per year. The melamine paper impregnating line produces most of the melamine paper used by our melamine-laminating lines. The Mapal facility laminates a portion of its total particle board and MDF production.

     A new melamine-laminating line in the Mapal plant began full operations in 2003, with an annual production capacity of 110,000 cubic meters, replacing the former line. We increased melamine production capacity through this new line in response to an increase in demand generated by our developing Placacentros network as well as an anticipated increase in demand for such boards in our Chilean and export markets.

     Chiguayante. Our Chiguayante facility is located 16 miles from our Mapal facility. The Chiguayante facility has a single particle board line with an annual production capacity of approximately 82,000 cubic meters. We upgraded the facility in 1994 so that particle board manufactured at Chiguayante would be similar in quality to that produced at the Mapal facility.

     The Chiguayante plant also has a melamine-laminating line with an annual production capacity of approximately 45,000 cubic meters.

     Chillán. The door plant, located in the city of Chillán, has an annual production capacity of approximately 42,000 cubic meters of solid wood doors. This plant was designed to manufacture products primarily for the United States and other North American markets. Its principal products are solid raised-panel pine wood interior stile and rail doors. We produce our solid wood doors in a range of widths and market them for use as interior and closet doors. The stiles and rails are composed of a finger-jointed center and face made of laminated clear pine and thin MDF boards. The panels are edge-glued solid wood pieces with a double-hip profile. This structure gives the door substantial stability.

     Valdivia and Puschmann. We have two production complexes in Valdivia, a city located approximately 520 miles south of Santiago. The main facility is referred to as the “Valdivia” plant and has an annual production capacity of approximately 90,000 cubic meters of particle board. The second facility is named “Puschmann”, in memory of Carlos Puschmann, a distinguished Masisa employee who passed away in 1999.

     Masisa acquired the Puschmann plant in August 1998 when it purchased the assets of Tableros Nobel S.A. (“Nobel”), which was a wholly-owned subsidiary of Infodema S.A. (“lnfodema”), for US$17.0 million.

     The Valdivia plant’s machinery employs a particle board production process similar to that used at our facilities in Mapal and Concordia, Argentina. In addition to producing raw particle board, the Valdivia plant produces melamine-laminated boards, wood-veneered particle board and all of the fiberboard doors and wood veneer strips produced by Masisa in Chile. Additionally, the melamine-laminating line purchased from Infodema was moved to Masisa’s Valdivia plant and has been operating at full capacity since February 1999.

     The melamine-laminating line and the wood-veneering line have estimated annual production capacities of 50,000 cubic meters and 40,000 cubic meters, respectively. Our fiberboard door production line is located in the same facility and has an estimated annual production capacity of 500,000 square meters.

     The capacity utilization rate for our sawmill production facilities in Chile was 100% in 2005, compared to 92% in 2004 and 99% in 2003. The capacity utilization rate for our finger-joint moulding production facilities in Chile was 86% in 2005, compared to 93% in 2004 and 94% in 2003. The capacity utilization rate for our solid wood doors production facilities in Chile was 93% in 2005, compared to 88% in 2004 and 90% in 2003.

     The capacity utilization rate for our particle board production facilities in Chile was 87% in 2005, compared to 83% in 2004 and 75% in 2003. The capacity utilization rate for our MDF production facilities in Chile was 100% in 2005, compared to 103% in 2004 and 94% in 2003. The capacity utilization rate for our MDF moulding production facilities in Chile, that started production in June 2004, was 64% for 2005, compared to 82% for the second half of 2004. This decline in the capacity utilization rate reflects new MDF moulding capacity added in August, 2005. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

     Planned Facilities. We began the construction of a new MDF plant in Chile in early 2006 and estimate construction of the plant will be completed during 2007. The plan calls for the new plant to have an estimated annual production capacity of 340,000 cubic meters once it is completed and to cost an estimated US$82.0 million. It is intended for the new plant’s production to be destined principally for export.

Brazil

     The following table shows, for each of our Brazilian production lines, the product manufactured and the installed annual production capacity in cubic meters as of December 31, 2005.

BRAZIL WOOD PRODUCTS PRODUCTION LINES

			Annual installed
Plant	Line	Product	capacity(1)

Ponta Grossa (Boards)	Line 1	MDF	240,000
	OSB	OSB	300,000
	Laminating	Melamine board	220,000

Rio Negrinho (Solid wood)	Finger-joint mouldings	Finger-joint mouldings	65,000
	Sawmill	Various	220,000
_______________________
(1) Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

     Ponta Grossa. In December 2000, we finished the construction of our MDF production facility in the city of Ponta Grossa, in the State of Paraná, Brazil. This facility has an annual installed production capacity of 240,000 cubic meters and reached full production during the second half of 2001. The capacity utilization rate for these MDF production facilities was 102% in 2005, compared to 108% in 2004 and 101% in 2003. In the same complex, we finished construction in May 2001 of a melamine-laminating plant that is used for coating MDF and particle board. Total cost was approximately US$4.0 million. This laminating plant has an annual production capacity of approximately 110,000 cubic meters and when producing the 15 millimeters thickness board, this capacity is equivalent to seven million square meters. In September 2005, we started up our second laminating line with the same capacity.

     The Ponta Grossa OSB plant is the first of its type in Brazil. The plant has an annual installed production capacity of 300,000 cubic meters and became fully operational during the fourth quarter of 2002. The capacity utilization rate for Masisa Brazil OSB production facilities in Brazil was 87% in 2005 and 71% in 2004. The OSB plant’s production was adjusted to correspond to the demand generated by this product.

     Rio Negrinho. We began operations at Masisa Madeiras Limitada (“Masisa Madeiras”, formerly known as Terranova Brasil) in 1997 with the acquisition of eliotti and taeda pine plantations. The saw logs harvested from Masisa Madeiras’ plantations are processed at its sawmill located in Rio Negrinho in the State of Santa Catarina, Brazil. The 32,000 square meter industrial plant includes a sawmill and a finger-joint moulding processing plant.

     Masisa Madeiras was an important investment by our group for a number of reasons. Brazil offers a well-developed market for forest products and is ranked as the world’s eleventh largest economy with a population of approximately 177 million in 2003. Additionally, a favorable climate and year-round rainfall allow a comparatively greater rate of tree growth compared to other pine growing countries. In addition, the Rio Negrinho area provides an adequate pool of skilled labor that currently supports approximately 500 furniture factories of varying sizes. Our knowledge and experience gained in Chile enabled Masisa Madeiras to supply finger-joint mouldings, primarily to Masisa USA for sale in the United States.

     Masisa Madeiras currently has three principal product lines which are sold into the three following markets: finger-joint mouldings (United States); door parts (Chile); and sawn lumber for pallet manufacturers (Brazil).

     Masisa Madeiras’ mouldings plant is designed to produce mouldings which meet specifications for sale into the U.S. market. The plant’s principal products are raw and primed seven, fourteen and sixteen foot finger-joint mouldings and door frames. These products are then sold through Masisa USA to distributors and wholesalers.

     Currently, all door parts produced at the Rio Negrinho plant are sold to our plant in Chillán, Chile, where our solid wood doors are produced. We produce door parts in a variety of widths (e.g., 21/2, 5 and 51/2 inches), lengths (e.g., 24 ½ and 45 inches and 7 feet), and thicknesses (e.g., 3/4, 5/4 and 6/4 inches). The total volume of door parts produced by Masisa Madeiras depends on the quality of the logs and the drying process. Currently, the Rio Negrinho plant produces up to 1,200 cubic meters per month of door components.

     Wood processed and sold for use in pallet manufacturing is taken from the center of the log. Most of the wood processed by Masisa Madeiras for this purpose is sold in Brazil where it undergoes further processing or is sold directly to the end-user.

     The capacity utilization rate for our finger-joint moulding production facilities in Brazil was 131% in 2005, compared to 115% in 2004 and 126% in 2003. The capacity utilization rate for our sawmill production facilities in Brazil was 87% in 2005, compared to 88% in 2004 and 96% in 2003.

Venezuela

     The following table shows for each of our Venezuelan production lines the product manufactured and the installed annual production capacity in cubic meters as of December 31, 2005.

VENEZUELA WOOD PRODUCTS PRODUCTION LINES

			Annual installed
Plant	Line	Product	capacity(1)

Andinos (Solid wood)	Sawmill	Various	150,000
Fibranova (Boards)	Lines 1 & 2	Particle board	120,000
	Line 1	MDF	250,000
	Line 1	Melamine boards	60,000
	Line 1	MDF mouldings	12,000
_______________________
(1) Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

     Andinos CA. We completed construction of our Andinos sawmill in November of 2000. The sawmill is located in Puerto Ordaz in the Macapaima Industrial Complex, in the southern part of the state of Anzoátegui, Venezuela. The mill’s equipment and machinery are designed to process logs of varying diameters as required by the market and custom orders, with the capacity of 150,000 cubic meters annually. The mill includes a treated log yard with a 20,000 square meter paved area and dryer kilns where we dry 100% of the production.

     The pine-sawn lumber produced by the Andinos sawmill is characterized by high density, small firm knots, and greater hardness. Our sawn lumber is used primarily in the manufacturing of pallets and packages. A smaller percentage is sold for use in ceiling and furniture construction. We plan to expand the capacity of this sawmill during 2006.

     Fibranova C.A. Our Fibranova plant processes intermediate wood products to produce MDF board and particle board. Its facilities are located also in Puerto Ordaz and include two processing lines for the production of particle board and MDF board, and a third line for the covering of melamine-laminated board. From January 2003 through the effective time of our merger with Masisa in 2005, this plant was administered and managed by our former subsidiary, Masisa, pursuant to a management contract. Since the merger, the contract has been assumed by us.

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

     During the same time period we also formed a joint-venture with Establecimientos Industriales Oxiquim S.A., a Chilean resins manufacturer, to set up a joint venture in Venezuela to provide resin to Fibranova C.A.’s production processes. The joint venture was called Oxinova C.A., a Venezuelan corporation, which began operations in July 2001 and currently produces and supplies resin to our board production plants in Venezuela.

     The capacity utilization rate for our particle board production facilities in Venezuela was 78% in 2005 and 2004 compared to 46% in 2003. The lower capacity utilization rate from 2003 resulted principally because we were in the initial phase of production during the second quarter of that year. The capacity utilization rate for our MDF production facilities in Venezuela was 88% in 2005, compared to 85% in 2004 and 57% in 2003. Our MDF mouldings production facilities in Venezuela suspended its operations due to strong local market demand for MDF boards, which is the principal raw material for this product. As a result, the capacity utilization rate for our MDF mouldings production facilities in Venezuela declined to 2% in 2005, compared to 31% in 2004 and 11% in 2003. The capacity utilization rate for our sawmill production facilities in Venezuela was 95% in 2005, compared to 86% in 2004 and 63% in 2003. In 2003, the nationwide 63 day strike in Venezuela affected our operations by causing us to temporarily halt production. As a result, production at our sawmill was reduced and the start-up of our board plant was affected.

Argentina

     The following table shows, for each of our Argentinean production lines, the products manufactured and the installed aggregate annual production capacity in cubic meters as of December 31, 2005.

ARGENTINA WOOD PRODUCTS PRODUCTION LINES

			Annual installed
Plant	Line	Product	capacity(1)

Concordia (Boards)	Line 1	Particle board	160,000
	Line 2	Particle board	25,000
	MDF	MDF	150,000
	Thin-MDF	Thin-MDF	120,000
	Laminating	Melamine board	200,000
	Foil	Foil-lined board	48,000
	Moulding	MDF mouldings	104,400
____________________
(1) Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

     Masisa Argentina’s production facilities are located in Concordia, an industrial town in the Province of Entre Rios on the Uruguay River, approximately 250 miles north of Buenos Aires, Argentina. The Concordia particle board production facility has the capacity to produce 185,000 cubic meters per year of raw particle board in two lines. The particle board line for thin particle board (under nine millimeters) has an annual production capacity of 25,000 cubic meters. The particle board line for greater board thickness has an annual production capacity of 160,000 cubic meters. The Concordia facility commenced operations in June 1994. The capacity utilization rate for Masisa Argentina’s particle board production facilities was 85% in 2005 compared to 81% in 2004 and 77% in 2003.

     In September 1995, Masisa Argentina completed the installation of an MDF facility adjacent to its particle board facilities, in 1997, Masisa increased this MDF facility’s annual production capacity from 120,000 cubic meters to 138,000 cubic meters. In 1999, Masisa further increased its production capacity to 150,000 cubic meters.

     In October 2001, Masisa Argentina completed the construction of a thin-MDF plant at the Concordia Industrial Complex. The plant, which became fully operational by mid-2002, has an installed capacity of 120,000 cubic meters per year and represented an investment of approximately US$30.0 million, which was financed internally. The capacity utilization rate for Masisa Argentina’s MDF production facilities was 88% in 2005 compared to 93% in 2004 and 85% in 2003.

     The Concordia plant also includes a melamine-laminating line with an installed capacity of 200,000 cubic meters per year, and a new foil lining process with an installed capacity of 48,000 cubic meters per year.

     In March 2002, Masisa Argentina began construction of its first line of pre-painted MDF mouldings in Argentina at the Concordia Complex. Production at the moulding plant is primarily directed to the United States. This line became fully operational during the second quarter of 2003. An additional 36,000 cubic meters of production capacity was added during 2004. The current capacity of 104,400 cubic meters was reached in February 2005 with the addition of a new production line. The capacity utilization rate for Masisa Argentina’s MDF mouldings production facilities was 51% in 2004 compared to 91% in 2004 and 49% in 2003. The low utilization rate during 2003 and 2005 was due mainly to the addition of increased capacity during these periods.

Mexico

     The following table shows, for each of our Mexican production lines, the product manufactured and the installed annual production capacity in cubic meters as of December 31, 2005.

MEXICO WOOD PRODUCTS PRODUCTION LINES

			Annual installed
Plant	Line	Product	capacity(1)

Durango	Line 1	Particle board	60,000
	Line 2	Particle board	60,000
	Laminating	Melamine board	63,600
____________________
(1)     Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

     In December 2001, Masisa reached an agreement with Weyerhaeuser Company Limited to purchase from Weyerhaeuser’s subsidiary, MacMillan Guadiana, a particle board plant located in the city of Durango, Mexico. The plant has a total installed capacity of 120,000 cubic meters per year in two independent production lines, as indicated in the table above. The plant also includes a small melamine-laminating line, with a total installed capacity of 21,600 cubic meters per year. In June 2005 the former Mapal’s melamine-laminating line started operating in Mexico, extending the capacity up to 63,600 cubic meters per year. The capacity utilization rate for Masisa Mexico’s particle board production facilities was 92% in 2005 compared to 91% in 2004. Most of the 2005 and 2004 production at this plant was directed toward the local market.

United States

     The following table shows, for each of our U.S. production lines, the product manufactured and the installed annual production capacity in cubic meters as of December 31, 2005.

UNITED STATES WOOD PRODUCTS PRODUCTION LINES

			Annual installed
Plant	Line	Product	capacity(1)

Wando, South Carolina	MDF moulding	MDF moulding	36,000
____________________
(1)     Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

     Masisa USA (formerly Terranova Forest Products) was established to market and distribute our products in the United States as part of our strategy of locating our commercial operations as close to our customers as economically feasible. Terranova Forest Products was organized in 1993 as a joint venture with Fiberform Wood Products, Inc. under the name Fiberform Andinos Corporation. In January 1996, we purchased Fiberform’s interest in the joint venture and changed its name to Terranova Forest Products.

     In April 2005, Masisa USA, moved its headquarters and marketing operations to Atlanta, Georgia. Atlanta’s Hartsfield-Jackson serves as a major connecting hub serving destinations around the globe, providing easier access to our customers throughout the U.S. and to our world headquarters in Chile.

     Our MDF mouldings line has a total installed capacity of 36,000 cubic meters per year. The capacity utilization rate for our MDF mouldings line was 78% in 2005 compared to 90% in 2004 and 67% in 2003.

Forestry Operations

Overview

     We and our forestry subsidiaries manage and operate the cultivation of our tree stock in our nurseries and the establishment and management of our plantations and forests, log manufacturing, log sales and marketing, log trading, transport and supply chain activities. The logs and other raw materials produced by us and our forestry subsidiaries and affiliates are sold primarily to our production and processing subsidiaries. Our sales to unaffiliated third parties representing 56.3% and 52.5% of our consolidated forest products sales for the years 2005 and 2004, respectively. Our forestry operations add value by optimizing the harvest from our forests and complying with our principles of sustainable management.

Land ownership and rights

     As of December 31, 2005, our group’s forestry assets included an interest in approximately 367,318 hectares of land, of which 243,235 hectares are planted with renewable trees. Of our forestry assets, approximately 256,456 hectares (70%) are owned by our group, and the remaining 110,862 hectares (30%) are held under leases, forestry rights and forestry licenses, mainly in Venezuela.

     Our leases enable us to use the land for terms ranging from 16 to 34 years, depending on the location, which is generally the equivalent of one to two rotations. Forestry rights permit a person other than the owner to establish, manage and harvest, or simply manage and harvest, an estate of trees on the land.

Distribution of forestry assets

     Our forests are located in Chile, Brazil, Venezuela and Argentina. On a consolidated basis, Caribbean, radiata/oregon and eliotti/taeda pines are softwood pine species which constitute approximately 43.2%, 34.4%, and 11.2% of our plantations, respectively. In addition, our forests also include 27,362 hectares of eucalyptus trees, equal to approximately 11.2% of our total plantations.

     The following table sets out the number of hectares and types of uses of our land holdings and rights at December 31, 2005 for each of our forestry operations.

	Forestry Assets
(in hectares)	Chile	Argentina	Venezuela	Brazil	Consolidated

Total forestry holdings	143,363	47,185	148,958	27,813	367,318
Owned	143,167	47,185	40,244	25,860	256,456
Rights/Leased	196	—	108,714	1,953	110,862
Total planted land	87,583	33,451	105,102	16,099	243,235
Plantations:
Caribbean pine	—	—	105,080	—	105,080
Radiata/oregon pine	83,611	—	21	—	83,632
Taeda/elliotti pine	—	11,062	—	16,098	27,160
Eucalyptus	3,973	23,389	—	1	27,362
To be replanted	5,747	1,860	25,227	572	33,406
Protected lands	25,773	4,191	2,064	3,569	35,597
Native forests	18,306	—	—	1,794	20,100
Other (Araucariaconnifer)	1,142	6,684	—	5	7,831
Legal reserve	—	—	—	4,783	4,783
Roads, encampments and other uses	4,811	—	16,565	990	22,366

     As part of our effort to match the size and location of our forestry assets with our supply needs and proximity to our production facilities, respectively, and in order to reduce financial debt we determined that we should dispose of certain land holdings in Chile’s Region VII, near Talca. Accordingly, during the third and fourth quarters of 2004, we conducted a private auction for approximately 21,000 hectares of land, 12,000 of which were planted with radiata pine. On November 5, 2004, our board of directors accepted an irrevocable bid from Arauco’s affiliate, Forestal Celco S.A., in the amount of US$73,558,000. On December 7, 2004, we signed a definitive agreement with Forestal Celco and completed the sale transaction for a final purchase price of US$73,284,636, or approximately US$6,100/ha.

     Certain of our forestry assets in Chile and all of our forestry assets in Argentina are held through Forestal Tornagaleones S.A. and Forestal Argentina S.A., respectively. On October 26, 2005, Masisa entered into an agreement with the holder of a significant minority interest in each of these companies to acquire that holder's 34.5% interest in the common equity securities of Forestal Tornagaleones S.A. for approximately US$29.9 million in cash and its 29.2% interest in the common equity securities of Forestal Argentina S.A. for approximately US$14.5 million in cash. Before the acquisition, Masisa owned 60.45% of the outstanding equity securities of Forestal Tornagaleones S.A., and Forestal Tornagaleones S.A. owned 50.1% of the outstanding equity securities of Forestal Argentina S.A. The closing of the purchase of the significant minority shareholder's interest in Forestal Tornagaleones S.A. for US$29.9 million occurred on November 15, 2005. Masisa also made an offer to the remaining minority shareholder in Forestal Tornagaleones S.A. to purchase its interests at the same price per share of common equity that was paid to the significant minority shareholder under the Forestal Tornagaleones S.A. purchase agreement. That offer expired without being accepted. Under the terms of the current shareholders' agreement of Forestal Argentina S.A. entered into by Masisa, the holder of the significant minority interest and the remaining minority shareholders, the minority shareholders have (i) a right of first refusal to purchase the interest of the significant minority shareholder and (ii) a tag along right to sell their interests together with the significant minority shareholder. Pursuant to such shareholders' agreement, the significant minority shareholder has delivered to the remaining minority shareholders of Forestal Argentina S.A. a notice informing them of the purchase agreement entered into with Masisa and requesting such minority shareholders to give notice of their intent to exercise or not their right of first refusal or tag along right. During the first quarter of 2006, ten of the eleven remaining minority shareholders of Forestal Argentina S.A. exercised their tag along right. The total purchase price paid by Masisa’s subsidiary, Forestal Tornagaleones, including for shares purchased from the significant minority shareholder, was approximately $24.3 million. On December 20, 2005, the Comisión de Defensa de la Libre Competencia of Argentina declined to review the purchase of the significant minority interest, satisfying a condition to the closing of that transaction. As a result of the purchase of the minority interests, Forestal Tornagaleones now controls 98.68% of the share capital of Forestal Argentina S.A.

Forest management

     Our forestry subsidiaries cultivate, administer and manage our forestry assets in Chile, Argentina, Venezuela and Brazil. We manage our forestry assets to maximize the value of the wood. We seek to achieve this through the use of planting, soil and site preparation, maintenance of optimum soil quality through monitoring and fertilization, underbrush control, and management of tree density through thinning and pruning. This management system in Chile, Argentina and Brazil increases our forests production of larger diameter trees with fewer knots and other defects and, as a result, can produce a higher overall yield of clear wood. Clear wood, whether sold to third parties as lumber or used by our production facilities to produce our processed wood products, generally commands a higher price than knotted wood.

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

     The following tables set forth the age profile by hectares of our forests at December 31, 2005 on a consolidated basis and for each of our forestry operations.

	Consolidated

Age Range (Years)	Pine	Eucalyptus	Other

(in hectares)

0 - 5	33,355	11,284	120
6 - 10	27,580	12,753	272
11 – 15	61,535	2,619	226
16 - 20	61,551	523	1
21+	30,861	183	372
Total	214,883	27,362	990

	Chile			Argentina

Age Range (Years)	Pine	Eucalyptus	Other	Pine	Eucalyptus	Other

(in hectares)

0 – 5	11,520	1,675	99	6,558	9,610	—
6 – 10	16,009	984	272	4,225	11,770	—
11 - 15	34,854	1,259	226	—	1,360	—
16 - 20	14,090	53	6	259	470	—
21+	6,169	2	366	20	180	—
Total	82,642	3,973	969	11,062	23,389	—

	Venezuela			Brazil

Age Range (Years)	Pine	Eucalyptus	Other(1)	Pine	Eucalyptus	Other(1)

(in hectares)

0 – 5	7,540	—	21	7,738	—	—
6 – 10	6,014	—	—	1,332	—	—
11 – 15	26,162	—	—	518	—	—
16 – 20	45,496	—	—	1,706	—	—
21+	19,868	—	—	4,803	1	—
Total	105,080	—	21	16,098	1	—

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

Forest protection

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

     In Chile, we maintain coverage of our fixed assets in an aggregate amount of US$650.9 million. This amount includes US$315.6 million for losses on our plantations and US$335.3 million for losses due to interruptions in the operations of our plants and broken equipment.

     In Brazil, we maintain coverage of our fixed assets in an aggregate amount of US$323.1 million. This amount includes US$71.2 million for losses on our plantations and US$251.9 million for losses due to interruptions in the operations of our plants and broken equipment.

     In Venezuela, we maintain coverage of US$259.4 million for losses due to interruptions in the operations of our plants and broken equipment. Our plantations in Venezuela are not insured because Venezuela’s insurance market did not offer insurance coverage for these types of risks.

     In Argentina, we maintain coverage of our fixed assets in an aggregate amount of US$249.5 million. This amount includes US$40.1 million for losses on our plantations and US$209.5 million for losses due to interruptions in the operations of our plants and broken equipment.

     In Mexico, we maintain coverage of US$51.7 million for losses due to interruptions in the operations of our plants and broken equipment.

     In United States, we maintain coverage of US$24.9 million for losses due to interruptions in the operations of our plants and broken equipment.

     We maintain coverage of US$10.0 million for liabilities arising out of civil corporate responsibility claims.

     As of December 31, 2005, a high number of our personnel have travel and life insurance.

Raw Materials and Suppliers

Solid wood & forestry business

     The most significant direct costs associated with our solid wood products and forestry operations are adhesives, fertilizers, wood fungicides, lumber, water-based paint, plants, chemicals, logs, labor and energy.

     In general, the prices of raw materials we use in our forestry operations are relatively stable. The prices of raw materials we use in our wood products operations depend on factors such as wood, pulp and oil prices and tend to fluctuate according to economic cycles and world supply. For example, wood prices in Chile increased by approximately 15% during 2004 and 7% during 2005. The increase in 2005 is primarily due to increased demand for wood based products and higher transportation costs due to higher energy costs.

     Our principal suppliers in each country in which we have industrial facilities and the products or raw materials they supply to us in connection with our solid wood and forestry business are listed in the following table:

PRINCIPAL SUPPLIERS OF RAW MATERIALS FOR SOLID WOODS & FORESTRY BUSINESSES

CHILE	PRODUCT	BRAZIL	PRODUCT

Arauco Distribución S.A.	Sawn Wood	Battistela Ind. e Com. Ltda.	Wood
Aserraderos Arauco S A	Sawn Wood	Clariant Colorquimica	Chemicals
Bellavista Ltda.	Temporary Staffing	Comercio de Madeiras	Forestry Services
	Services	Padilha Ltda.
Cía Chilena de Navegación	Transportation	Esterer WD GmbH & Co.	Parts
Interoceánica
Cía. Sudamericana de		Imbau Transportes E	Forestry Services
Vapores		Serviços Ltda
	Transportation	JMC COM. Secagem	Wood
Madeiras Ltda.
CMPC Maderas, S.A.	Sawn Wood	LOGASA Serviços	Forestry Services
Florestais Ltda. .
Energía Verde S.A.	Energy	RAFTER Servicios Ltda.	Forestry Services
Servicios Forestales El	Forestry Services	Rigesa Ltda.	Wood
Bosque S A.
		Sherwin-Williams Brasil	Ink
Ind. Com. Ltda.

MEXICO	PRODUCT	UNITED STATES	PRODUCT

Despachos Aduanales	Custom Agents	Alternative Staffing	Temporary Staffing
Catañeda S.C.
Forestal Tromen S.A	Sawn Wood	Bryan Logistics	Logistics
Productos Forestales S.A.	Sawn Wood	C.H. Robinson	Transportation
Seaboard Marine Ltda.	Maritime Transport	Kramer Logistics	Logistics
Servicios Técnicos del	Storage	Montgomery Industries,	Storage
Transporte S.A. de C.V.		Inc.—Piedmont
Transportaciones	Transport, Logistical	Samuel Shapiro Co./IMS	Custom Agents
Industriales Gume S.A.	Support and Storage	(Intermodal	Forwarding
de C.V.		Management/System)
Transportes Jaessa Amador	Transport, Logistical	SCE&G	Electricity
S.A. de C.V.	Support and Storage
		Valspar	MDF Primer

VENEZUELA	PRODUCT

Consorcio Vettor	Transportation
Servicio y Mantenimiento Macapaima	Services
Transportes Macapaima C.S	Transportation
Maersk Logistics Venezuela, S.A	Sea Transportation
Ewd Sägetechnik Esterer Wd Gmbh & Co	Spare Parts
Forest Machines, S.A	Harvesting Services
Servicios Madereros Car-Men, C.A	Services

     In the forestry sector, all operations are carried out through a select set of third-party contractors, who provide their services to our forestry subsidiaries and affiliates in accordance with the technical, legal, and administrative requirements established in our manual for service companies and the specific contracts entered into in connection with the provision of such services. The services contracted by our forestry operations range from logistical support (meals, transport, cleaning and maintenance, security, reception and dispatch of products, among others) to production activities (harvest, transport, planting, thinning, pruning, road construction, and others).

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

Boards business

     The most significant direct costs associated with the production of particle board, MDF and OSB in connection with our board operations are chemicals, wood, labor and energy.

     In 2005, chemical adhesives used in the production of particle board and MDF in Chile and Argentina were manufactured by the chemical plants of Georgia Pacific Resinas Ltda. (formerly GPM) and Resinas Concordia S.A., respectively. These two plants also manufactured most of the chemical catalysts used by the Company in those countries. Until early 2001, Masisa had a 50% interest in both companies under a joint venture with Georgia-Pacific. In January 2001, Masisa sold its participation in those companies to Georgia-Pacific. However, before this transaction, Masisa Chile and Masisa Argentina reached long-term resin supply contracts with GPM and Resinas Concordia S.A. to ensure the normal supply of resins for existing and future operations, including calculations for future growth of the Company in Chile and Argentina. In Brazil, the principal chemical adhesives used in the production of MDF and OSB were supplied by Borden Químicos Indústria e Com. Ltd. and Synteko Produtos Químicos S.A. In Mexico, the principal chemical adhesives used in the production of the particle boards were supplied by Dynea Mexico S.A. de C.V. In Venezuela, we have a partnership relationship as well as a long-term resin supply contract with Oxinova, which supplies 100% of our resin needs. Oxinova was formed as a partnership by Terranova and Oxiquim, and it is managed by Oxiquim.

     We have a long-term resin supply contract with Georgia Pacific Resins Ltd. in Chile to ensure the normal supply of resins for existing and future operations, taking into account the future growth of the Company. Payments made under the contract in 2005 totaled US$38.8 million. The contract is not a financial obligation since it does not oblige us to purchase a minimum amount from Georgia Pacific Resins Ltd. In Argentina, Resina Concordia, an affiliate of Georgia-Pacific Resins Ltd., supplies Masisa with resin.

     We believe that the market for the chemicals our board operations need is sufficiently competitive and accessible such that we could satisfy our chemical requirements through other suppliers on terms similar to those obtained from our current suppliers. There is more than one producer of chemical raw materials in each country in which we have industrial facilities, granting us flexibility as to our suppliers. We also have a number of suppliers for the raw materials used in its production processes. We believe that the loss of any one of these suppliers, individually, would not have a material adverse effect on the Company. Raw materials are also available from countries in the region as well as more distant ones, such as the United States and Japan.

     Fluctuations in resin prices affect our production costs because adhesives, a combination of resin and chemical additives, represent approximately 35% of our board production costs. Urea and Methanol, components of resin, are derived from natural gas. The increased price of natural gas during 2005 therefore led to increased resin prices.

     Historically, Forestal Tornagaleones provided Masisa’s Chilean plants with small supplies of wood. Masisa, however, has not purchased a material amount of wood from Forestal Tornagaleones since 2000. In Argentina, approximately 92% of the wood consumed by Masisa Argentina in 2003 was purchased from several unrelated saw mills and forest growers and the other 8% of the wood was purchased from Forestal Argentina. The wood consumed by Masisa for the production of MDF in Brazil was purchased either from owned forests or several unrelated saw mills and forest growers. With respect to the particle board plant in Mexico, Masisa obtains wood from suppliers that serviced the plant under its previous ownership.

     We believe that adequate supplies of wood are available. We do not use material amounts of native wood for our production processes. With respect to wood supply, we have several alternatives in forestry companies, including our subsidiaries Forestal Tornagaleones and Forestal Argentina. We may also obtain supplies from the forest plantations that we own in Brazil.

     The steam we use in our manufacturing operations is largely generated by burning our own scrap wood and defective wood products. Other energy requirements, such as electricity, are obtained from commercial suppliers.

     In general, the prices of raw materials we use in our forestry operations are relatively stable. The prices of raw materials we use in our wood products operations depend on factors such as wood, pulp and oil prices and tend to fluctuate according to economic cycles and world supply.

     In 2005, high and steadily rising oil prices increased our energy costs as well as the cost for the adhesives we use to manufacture board products.

     Masisa’s principal suppliers in Chile, Argentina, Brazil and Mexico and the products or raw materials they supply to us in connection with our board businesses, are listed in the following table:

PRINCIPAL SUPPLIERS OF RAW MATERIALS FOR BOARDS BUSINESSES

CHILE	PRODUCT	ARGENTINA	PRODUCT

Aserraderos Arauco S.A.	Wood	Forestal Argentina S.A.	Wood
Derquim S.A.	Paraffin Emulsion	H.B. Fuller Argentina S.A.I.C.	Moundings Adhesive
Georgia-Pacific Resinas	Resins	Isogama Industria Quimica
Ltda.		Ltda.	Paraffin Emulsion
Interforest S.A.	Wood	Lamigraf S.A.	Paper
Masa Décor S.A.	Paper	MD Papeis Ltds.	Paper
Oxiquim S.A.	Resins	Multilogística S.A.	Shipping Line
		Resinas Concordia	Resins
		Schattdecor	Paper
		SIA Ltd	Sanding Belts
		Forestal Argentina S.A.	Wood

BRAZIL	PRODUCT	MEXICO	PRODUCT

Aguia Florestal Industria de
Madeira	Wood
Araupel S.A.		Aprovechamientos Forestales
	Wood	Auro	Wood
Bayer do Brasil	Polyurethane Resins	Casco Impregnated Papers	Impregnated Paper
Borden Química e Industria e		Combustibles Industriales de
Com Ltd	Resins	Durango	Fuel
Dynea Brasil S.A.	Impregnated Paper	Dynea de Mexico, S.A. De
		C.V.	Resins
Isogama Industria Química		Isogama.
Ltda.	Paraffin Emulsion		Paraffin Emulsion
Madereira Rickli Ltda.	Wood	Masa Decor S.A.	Paper
Magor Ltda.	Wood	Pinelli Universal, S.A. De C.V.	Wood
Masisa Madeiras	Wood	Interprint Inc.	Paper
Synteko Produtos Químicos
S.A.	Resins

VENEZUELA	PRODUCT

Oxinova C.A	Resin
Isogama	Paraffin Emulsion
Transportes Macapaima C.A	Transportation
Coveright Surface	Melamine Impregnated Paper
Construcciones 2E-B, C.A	Labor
Masisa Argentina S.A	Melamine Impregnated Paper

Environmental Regulation

     We are dedicated to the sustainable growth of all our operations and seek to achieve a positive balance between economic, social and environmental objectives. Our business philosophy is based on sustainable development principles, and our policy is to maintain high standards of environmental performance and to make all efforts to comply with all applicable environmental laws and regulations. During 2003, 2004 and 2005, we spent on a consolidated basis US$5.7 million, US$3.2 million and US$ 3.6 million, respectively, on environmental projects related to complying with environmental regulation. We expect to continue to make the necessary expenditures to comply with such environmental requirements.

     Certifications: The ISO 14,001 certification is a voluntary procedure in which an operation’s environmental practices are evaluated against a specified set of criteria. Our forestry and production operations have obtained the International Organization for Standardization (the “ISO”) 14,001 compliance certifications. Our solid wood operations in Chile and plants in Brazil will recertify under a unified management system in September 2006, including OHSAS 18001.

     Additionally, all of our forestry and production operations, except our forestry operations in Argentina and our solid wood and board production facilities in Venezuela, have obtained the Occupational Health and Safety Management System (the “OHSAS”) 18,001 compliance certifications. We are in process of achieving OHSAS 18,001 compliance certifications for all our production operations by the end of 2006.

     Our forestry operations also obtained Forest Stewardship Council (“FSC”) compliance certifications regarding sustainable management of forestry assets, except in Argentina where we expect to achieve FSC certification during 2006. Our solid wood and particle board production operations in Venezuela will obtain the Chain of Custody FSC certification that allows identifying the products with the FSC seal. This certification was already obtained for our MDF production in Venezuela and solid wood production in Chile and Brazil.

     In addition, in 2003 our MDF production plants in Chile, Brazil, and Argentina obtained the “Certificate for Recycled Content” granted by the Scientific Certification System (“SCS”). This certificate confirms that the raw material used in production comes from material recycled from other forestry processes. This practice helps reduce the demand for forestry resources, recycle materials considered waste in other lines of business and reduce manufacturing costs.

     We are subject to extensive and frequently changing environmental regulation in the countries in which we operate. Such regulations cover, among other things, the discharge of water and discharges into the water and air. A discussion of some of the key environmental regulations for each country in which our most significant operations are located is set forth below.

     Chile: Chilean companies, including Masisa, are subject to several national and local environmental laws, regulations, decrees and municipal ordinances concerning, among other things, discharges into air and water, handling and disposal of solid and hazardous wastes and health. Chilean environmental regulations have become increasingly stringent in recent years, particularly for the approval of new projects, and this trend is likely to continue. We have made and will continue to make substantial expenditures to comply with such environmental laws, regulations, decrees and ordinances.

     We have further developed our environmental activities and compliance in Chile by subscribing, along with 13 other companies, to the Acuerdo de Producción Limpia, an environmental cooperation agreement between environmental authorities and industry for managing our solid wood operations in Chile. We are currently discussing a similar Agreement for the production of boards.

     Chilean legislation to which we are subject includes the Chilean Environmental Basic Law (Law 19,300 of 1994), based upon article 19 No. 8 of the National Constitution, which establishes the general structure of the Chilean environmental law. Law 19,300 defines the Government agencies responsible, among other things, for assessing environmental impact studies, overseeing the implementation of projects in accordance with their environmental impact statements and coordinating environmental regulations.These agencies are Comisión Nacional del Medio Ambiente (National Environmental Commission or “CONAMA”) and Comisiones Regionales del Medio Ambiente (Regional Environmental Commissions or “COREMA”).

     We are subject to other regulations, such as:

  DS 146 (Ministry of Health) on environmental noise, DS 609 (Public Works Ministry) on potable water and DFL 725 (Ministry of Health) on human health.
  DS 594 (Ministry of Health), and DS 298 (Transportation Ministry) on handling and transportation of waste and hazardous waste, and
  DFL 1 (Ministry of Health), DFL 725 (Ministry of Health) and DS 594 (Ministry of Health) on health issues in the work place. Regulation DS 95 (Ministry of the Presidency) requires us and all companies in Chile to conduct environmental impact studies of any future projects or activities that may effect the environment.

     During 2005 our plant in Valdivia was fined by the Superintendencia de Servicios Sanitarios, the effluents control agency, because of a delay in the submission of discharge information. The sanction was applied by the authority at its minimum level (approximately US$3,500). We immediately paid the fine and submitted all the information requested.

     New norms to be applied in 2006 include DS 46 (Ministry of the Presidency) on discharges of industrial effluents to underground water bodies, DS 90 (Ministry of the Presidency) on discharges of industrial effluents to surface water bodies, DS 148 (Ministry of the Health) regarding management of hazard industrial waste. Masisa believes it has made the necessary investments in order to fully comply with these new norms. In 2006, we expect new legislation with a three year compliance period with respect to air emissions.

     Affected persons, including private citizens, public agencies and local governmental authorities, can sue under the Chilean Environmental Basic Law to enforce environmental compliance. Enforcement remedies can include temporary or permanent closure of facilities and fines. Private citizens are also allowed to object to the plans or environmental impact studies submitted by project owners. While we seek to implement our business strategy by complying with environmental legislation and by being proactive with environmental and community matters, the application of environmental laws may have an adverse affect on our operations.

     Brazil: We are subject to Brazilian environmental legislation, including regulation by municipal, provincial and federal governmental authorities. We believe that our operations are currently in material compliance with applicable local and national environmental regulations. In addition, because our production processes are based on wood from planted trees and because all of our forestry operations involve planted trees, we do not believe that there are material environmental concerns applicable to us that result from the use of natural forest resources.

     Laws 6938/81, 9605/98, and 4771/65 give the general framework for environmental legislation in Brazil. Other norms applicable to Masisa in Brazil include Resolution 237/97 on environmental licenses, SEMA 41/02, which defines norms for air emissions, Law 9433/97 and Resolution 357/05 which regulate effluents, Law 12493/99 that regulates management of waste and dangerous waste and Resolution 01/90 on noise. Regional norms applicable to our plant in Ponta Grossa include Law Paraná 13.448/02 on environmental audits, and Law Paraná 13.806/02 – Resolution SEMA 41/02 on air emissions. We expect such requirements on air emissions to be extended to our plant in Rio Negrinho by 2007.

     Our plants in Brazil possess the necessary environmental permits and licenses issued by FATMA (Foundation for the Environment) and lAP (Environmental Institute of Paraná), SUDERHSA (Superintendência de Recursos Hídricos do Paraná), and IBAMA (Instituto Brasileiro de Meio Ambiente).

     All of Masisa’s operations in Brazil have obtained ISO 14001 and OHSAS 18001 certifications. Our forestry plantations and Chain of Custody are certified under FSC, and our Ponta Grossa plant has been audited to obtain FSC certification this year. As a result of the merger between Masisa and Terranova, we have to update certifications for both plants and will obtain a new integrated system certification in 2006.

     Venezuela: Our Venezuelan operations are subject to Venezuelan environmental legislation, including regulation by municipal, provincial and national governmental authorities. Masisa Venezuela already complies with the new Organic Law for Prevention, Conditions and Work Environment, published in 2005, and expects some minor regulatory changes because of decrees enforcing this law in 2006. Decree 638 regulates air emissions, and norm COVENIN 2253:2001 regulates emissions in the work place. Management of waste and hazardous waste is regulated by Decree 1257, Decree 2635 and Decree 2216. Transportation and management of chemical products is regulated by Decree 1847 and by norms COVENIN 2268:96 and 2817:91. Effluents to water are regulated by Decree 883, and Decree 2217 regulates environmental noise. Safety at the workplace is regulated by the Organic Law of Prevention, Conditions, and Workplace Environment.

     In 2006 Masisa Venezuela will apply for the FSC Chain of Custody certification for solid wood and particle boards, and will obtain OHSAS 18001 certification together with its recertification of ISO 14001.

     Mexico: Our plant in Durango possesses an Environmental License (Licencia Ambiental Única) from the State of Durango, and we believe that we are in material compliance with all environmental laws and regulations affecting our facilities and products in Mexico. Our operations in Mexico are subject to the National Environmental

Law—2001 (Ley General de Equilibrio Ecológico y la Protección al Medio Ambiente, 1998), and to the local Environmental Law issued by the State of Durango (Ley Estatal del Equilibrio Ecológico y Protección al Ambiente, 2001, enforced by the Secretaría de Recursos Naturales y Medio Ambiente, Durango. Air emissions are covered by NOM-043-SEMARNAT-1993, enforced by the State of Durango, Secretaría de Recursos Naturales y Medio Ambiente, and by the national norm, "Reglamento de la Ley General del Equilibrio Ecológico y la Protección al Ambiente en materia de Registro de Emisiones y Transferencia de contaminantes", 2004. Federal Laws 052 and 054 and the General Law for Prevention and Management of Waste, 2003, enforced by local authorities, regulate management of dangerous waste. We believe national waste norms will probably be modified in the near future, but we expect those changes will not require significant investment by Masisa Mexico. Water management is regulated by the National Water Law of 2003 and 2004, the Federal Rule on Wastewater Control of 2003 (Reglamento del Gobierno del Estado sobre Control de Aguas Residuales), and by local norm NOM-002-ECOL-1996.

     Masisa Mexico obtained ISO 14001 and OHSAS 18001 certifications in 2004.

     Argentina: In Argentina we have made new investments in management of waste water to allow its complete re-utilization. Industrial facilities have ventilation systems, including the moulding plant, where systems were installed in 2005. We possess Sanitary Authorization from the Department of Development, Ecology and Environmental Control from the Province of Entre Ríos.

     All companies in Argentina, including Masisa, are subject to several national and local environmental laws, regulations, decrees and municipal ordinances concerning, among other things, discharges into air and water, handling and disposal of solid and hazardous wastes, and health. Provincial Law No. 6260 “Contamination Prevention by the Industries” with its Reglamentary Decree No. 5837 regulates the wastewater discharges and air quality, solid waste handling, noises and vibrations. National Law No. 24051 “Hazardous Wastes—generation, handling, transport and treatment” and its Reglamentary Decree No. 831 regulate the management of hazardous wastes and air emissions.

     Our Integrated Management System is externally verified and ISO 9001, ISO 14001 and OHSAS 18001 certified. The next audit to maintain our external certifications is scheduled for October 2006. We also have the SCS certification (Scientific Certification Systems), which certifies that our boards have 100% recycled and reclaimed fiber content.

     United States: our production facility operates under several environmental permits and regulations. The Conditional Major Air Quality Permit is issued under the provisions of the Pollution Control Act, Sections 48-1-50(5) and 48-1-110(a), and the 1976 Code of Laws of South Carolina, Regulation 61-62. The permit allows an emission rate of 100 TPY of VOC’s and PM emissions, and we have successfully maintained levels of less than 1.3 TPY VOC’s and less than 30 TPY PM Emissions. The facility operates a closed loop waste water recycling system that is permitted under the Clean Water Act, CERCLA 40 CFR 302 and the NPDES General Permit No. SCR000000. The production facility does not generate any hazardous wastes and maintains an extensive recycling program for waste disposal under South Carolina US Code Title 44. As a result of the recycling efforts the company has recycled 94.7%, 92.3% and 73.2% of all waste products, by volume, in 2004, 2005 and thus far in 2006 respectively. The Masisa USA operation does not foresee issues with environmental legislation in the USA, but continues to monitor trends and to seek out opportunities to further reduce its environmental impact.

     Masisa USA was certified ISO 14001 and OHSAS 18001 in December of 2003 and has successfully maintained these certifications with no major non conformities. Our operating philosophy is to minimize all environmental impacts through sound engineering and operational practices and continuous improvement.

     As part of the GrupoNueva group, we are committed to transparency in our environmental and social performance, and publish sustainability reports every two years.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Introduction

     Operating and Financial Review and Prospects begins with a brief Overview of our business and products, the most important events affecting our financial performance for the years ended December 31, 2005, 2004 and 2003 and other issues which are material to a reader’s understanding of the information presented in this section. The Overview concludes with our business outlook for 2006 and an overview of significant factors affecting the comparability of our historical results of operations and financial condition for each of the periods compared in our Results of Operations discussion. This is followed by a discussion of our Results of Operations for the year ended December 31, 2005 compared to the same period in 2004 and for the year ended December 31, 2004 compared to the same period in 2003. The next section provides an analysis of our Liquidity and Capital Resources, including changes in our balance sheet and cash flows, and discusses our financial commitments. The last two sections discuss the impact of currency devaluation on our results and our critical accounting policies.

     The following discussion is based upon, and should be read in conjunction with, our Consolidated Financial Statements, including the Notes thereto, included elsewhere in this document. This section contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in the “—Business outlook” section. These uncertainties and risk factors could cause actual results to differ materially from those described in the forward-looking statements.

Overview

Business and products

• Our primary source of revenue is the sale of MDF, particle board, mouldings, sawn lumber, OSB and solid wood doors.

Our business strategy is to be an integrated Latin American forestry and wood products company with plantations in rapid growth regions, a competitive industrial capacity, a strong distribution channel in Latin America and an important presence in the United States. We have production facilities in six principal markets —Chile, Argentina, Brazil and Venezuela, Mexico and the United States — with access to environmentally-friendly, long-term, low-cost supplies of wood, principally in Chile, Argentina and Brazil. Although we also export to other Latin American and world-wide markets, our performance in our principal markets is, and will continue to be, fundamental to our strategy and results of operations. In an effort to diversify, we have recently expanded our distribution channels to non-principal markets, such as Peru, Ecuador and Colombia, by opening new commercial offices and increasing the number of Placacentro stores throughout Latin America. We are also actively seeking to incorporate into our product mix higher margin products such as melamine-laminated wood paneling and expand into new products that have significant synergies with our core boards business. For example, we are studying the possibility of producing and selling plywood.

• Demand for our products is principally driven by the construction and furniture industries.

Demand for our products is significantly influenced by growth in the construction and furniture industries, which are highly correlated with regional economic conditions. Our most important market currently, and in our strategy for the future, is the United States. Additionally, the strength of the U.S. economy helps stimulate the Mexican economy, leading to increased levels of housing starts and increased demand for our sawn lumber and board products in that market. Latin America, our primary market for boards, has recently shown strong economic growth resulting in increased market demand and pricing for our board products.

• Most of our products are commodity products which are currently benefiting from a global high cycle for commodities

Most of our productshave experienced increased demand as a result of the global increase in demand for commodity products. Although this trend may prompt our competitors to add new capacity in the regions where we produce and sell our products, we do not expect such additional capacity to exceed the increased demand. For OSB, the increase in demand is being accompanied by new capacity added, particularly in the United States. As a result, the growth of our OSB sales depends significantly on the Brazilian market. Because our products are commodity products, prices are subject to certain volatility, and we have limited control over the degree and timing of price fluctuations of our products.

• Our strategy is to balance our sales in a number of markets representing a portfolio of currencies.

The majority of our sales and transactions are indexed to U.S. dollars in the medium-term. This means that in the short-term, a Latin American currency appreciation can significantly increase our sales when translated into U.S. dollars. In contrast, a devaluation in Latin American currencies decreases our local performance, but can significantly increase our competitiveness and ability to export to the US and other export markets.

Impact of general economic conditions

     As explained above, regional economic conditions have a significant impact on our results of operations. The table below presents the GDP growth rates for each of our most important markets in addition to forecasts by the International Monetary Fund for growth in 2006.

		Year ended
		December 31,		Forecast

	2003	2004	2005	2006

United States	3.0%	4.4%	3.5%	3.4%
Chile	3.3%	6.0%	6.3%	5.5%
Argentina	8.8%	9.0%	9.2%	7.3%
Venezuela	(7.7)%	17.3%	9.3%	6.0%
Brazil	0.5%	5.2%	2.3%	3.5%
Mexico	1.6%	4.4%	3.0%	3.5%

Source: International Monetary Fund, World Economic Outlook, Globalization and Inflation, April 2006

Business outlook

     We do not expect significant changes in market conditions during 2006. In addition, we expect continued economic stability in Latin America due to the strong cycle for commodities. This should positively affect the demand for our board products in these markets. Even with weakening housing prospects in the United States, we expect increased demand for our mouldings there due to lower inventory levels in the distribution channels and reduced supplies caused by mill closings in Brazil

     However, several factors could negatively impact our performance during 2006. Prices for our products periodically fluctuate in “price cycles,” which are highly unpredictable. A decline in the housing market could affect demand for our products and reduce prices. Higher oil prices could result in further increases in the cost of resin, an important raw material for boards production which could negatively affect our costs. Additionally, increased oil prices affect energy prices which could further increase our costs. The appreciation of local currencies where we operate, particularly the Brazilian real and the Chilean peso, against the U.S. dollar could negatively affect our export business.

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

Year ended December 31, 2005:

  High and steadily rising oil prices during 2005, leading to further price increases for the adhesives we use to manufacture board products.
  Currency appreciation, particularly in Chile and Brazil, increasing labor and other local raw material costs.
  Higher administrative and sales expenses, mainly due to the merger between Masisa and Terranova during 2005.
  Continued market strength in all our board markets.
  Oversupplied conditions in the U.S. finger-joint market, leading to lower prices but partially recovering by the end of the year.

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

Results of Operations

Consolidated

     The discussion below analyzes and compares on a consolidated level the period-on-period comparisons of our results of operation for the year ended December 31, 2005 to 2004 and the year ended December 31, 2004 to

2003. A more detailed understanding of our business segments and product performance can be obtained by reading the geographic segments and product sections that follow. The following table summarizes our consolidated financial results for the periods indicated. Under Chilean GAAP, the merger between Masisa S.A. and Terranova S.A. has been accounted for as a merger of commonly controlled companies on a prospective basis as of January 1, 2005. As such, the historical financial statements for the periods prior to the merger are not restated under Chilean GAAP.

	Year ended December 31,

(in millions of US$, except where noted)	2003	2004	2005

Net sales	$ 480.1	$ 651.0	$ 744.0
Gross margin	105.9	189.2	192.1
Operating income	21.6	95.1	79.5
Non-operating results	(47.5)	(11.2)	(47.6)
Net income(1)	(20.0)	56.8	24.4
Depreciation, amortization and depletion(2)	63.5	70.6	75.0
Physical volume sales (thousands of cubic meters)(4)	3,040.3	3,788.4	3,696.4
Average price per cubic meter (US$)(3)	152	166	196
Net sales growth %	62.8%	35.6%	14.3%
Gross margin %*	22.1%	29.1%	25.8%
Operating income margin %*	4.5%	14.6%	10.7%
Net income margin %*	(4.2%)	8.7%	3.3%

*	Amounts are expressed as percentages of net sales.
(1)
Due to the incorporation of Masisa into and with the Company and the acquisition of part of the minority interest in Forestal Tornagaleones, and its effect on minority interest, net income for 2004 and 2005 are not comparable. Please see the discussion on Minority Interest below for further information.

(2)
Depletion, which is included in costs of sales, are costs attributed to timber harvested and are determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. See Note 2 to our Consolidated Financial Statements.

(3)	Includes MDF, particle board, finger-joint mouldings, OSB, sawn lumber, solid wood doors, MDF mouldings and saw and pulp logs.

Year ended December 31, 2005 compared to 2004

     Net sales increased 14.3% to US$744.0 million in 2005 compared to US$651.0 million in 2004. The increase was due mainly to strong or moderate growth in net sales across all our geographic segments and for most of our products, with the exception of solid wood doors. The average price of our principal wood products per cubic meter in 2005 was US$196 compared to US$166 per cubic meter in 2004. Consolidated sales of our principal wood products by physical volume decreased by 2.4% to 3,696.4 thousand cubic meters in 2005, compared to 3,788.4 thousand cubic meters in 2004.

     Gross margin increased from US$189.2 million in 2004 to US$192.1 million in 2005, but decreased as a percentage of net sales from 29.1% of net sales, in 2004, to 25.8%, in 2005 due to higher raw material and energy costs leading to higher average costs of sales.

     Selling and administrative expenses totaled US$112.6 million, or 15.1% of net sales, in 2005, representing a 19.6% increase from US$94.1 million, or 14.5% of net sales, in 2004. This increase was due primarily to increased sales, local currency appreciation and merger related expenses.

     Operating income decreased by 16.4% to US$79.5 million, or 10.7% of net sales, in 2005 compared to US$95.1 million, or 14.6% of net sales, in 2004. The decrease in operating income is attributable mainly to higher selling and administrative expenses and higher costs of sales, offset partially by higher sales.

Year ended December 31,
(in millions of US$)	2004	2005

NON-OPERATING RESULTS
Financial income	$ 1.9	$ 3.9
Share of income from unconsolidated affiliates	1.3	0.7
Other non-operating income	47.3	2.8
Amortization of goodwill	(0.8)	(0.8)
Amortization of negative goodwill	3.3	3.4
Financial expenses	(39.3)	(38.8)
Other non-operating expenses	(21.8)	(8.4)
Price-level restatements	0.5	0
Foreign exchange (losses) gains	(3.7)	(10.4)

Non-operating results	$ (11.2)	$ (47.6)

     Non-operating results worsened from a loss of US$11.2 million in 2004 to a loss of US$47.6 million in 2005. Foreign exchange losses were US$10.4 million in 2005 compared to a foreign exchange loss of US$3.7 million in 2004. The foreign exchange loss in 2005 was due principally to the effect of the appreciation of the Chilean peso on our debt denominated in UF. We use derivative instruments, such as swaps or cross currency contracts, which are based directly or indirectly upon interest rates and currencies, to manage and reduce the risk inherent in currency and interest rate fluctuations. Financial income increased 105.3% from US$1.9 million in 2004 to US$3.9 million in 2005 due to higher interest earning cash balances. Share of income from unconsolidated affiliates decreased 46.2% from US$1.3 million in 2004 to US$0.7 million in 2005. Other non-operating income decreased 94.1% from US$47.3 million in 2004 to US$2.8 million in 2005 due to a non-recurring gain on the sale of mainly forestry assets for approximately US$44.3 million in 2004. Amortization of goodwill was flat in 2005, compared to the same period in 2004. Amortization of negative goodwill increased 3.0% from US$3.3 million in 2004 to US$3.4 million in 2005. Financial expense decreased 1.3% from US$39.3 million in 2004 to US$38.8 million in 2005 mainly due to reduced levels of debt. Other non-operating expenses decreased 61.5% from US$21.8 million in 2004 to US$8.4 million in 2005 due to (i) a provision for idle assets recognized by the company during the fourth quarter of 2004; and (ii) a provision for a non-operational doubtful account in 2004; partially offset by the expenses incurred, as well as depreciation and amortization generated by the temporary shutdown of Masisa’s industrial plants during 2005.

     Minority interest benefit was US$5.7 million in 2005 compared to an expense of US$15.4 million in the year 2004. This reflects primarily losses at our Venezuelan subsidiaries and the incorporation of the former Masisa into and with the Company during 2005, as well as the purchase of a significant part of the minority interest in Forestal Tornagaleones S.A., and the resulting elimination of the associated minority interest expense.

     Income tax expense increased 16.1% to US$13.6 million in 2005, compared to US$11.7 million in the year 2004.

     We reported net income of US$24.4 million, or 3.3% of net sales, in 2005 compared to net income of US$56.8 million, or 8.7% of net sales, in 2004. However, these results are not comparable due to the incorporation of the former Masisa into and with the Company and the resulting elimination of the associated minority interest expense.

Year ended December 31, 2004 compared to 2003

     Net sales increased 35.6% to US$651.0 million in 2004 compared to US$480.1 million in 2003. The increase was due mainly to higher average prices and significantly higher physical volume sales across a majority of our product and geographic segments. The average price of our principal wood products per cubic meter in 2004 was US$166 compared to US$152 per cubic meter in 2003. Consolidated sales of our principal wood products by physical volume increased 24.6% to 3,786.6 thousand cubic meters in 2004, compared to 3,040.3 thousand cubic meters in 2003.

     Gross margin increased from US$105.9 million, or 22.1% of net sales, in 2003 to US$189.2 million, or 29.1% of net sales, in 2004. This was mainly due to higher sales and increased gross margin as a percentage of sales due to higher average prices while average costs of sales decreased slightly.

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

     Non-operating results improved from a loss of US$47.5 million in 2003 to a loss of US$11.2 million in 2004 principally due to a significant one-time gain on the sale of forests, and a decrease in foreign exchange losses and despite a significant increase in other non-operating expenses. The table below summarizes the principle components of our non-operating results.

Year ended December 31,
(in millions of US$)	2003	2004

NON-OPERATING RESULTS
Financial income	$ 3.9	$ 1.9
Share of income from unconsolidated affiliates	0.8	1.3
Other non-operating income	5.9	47.3
Amortization of goodwill	(0.9)	(0.8)
Amortization of negative goodwill	3.0	3.3
Financial expenses	(40.0)	(39.3)
Other non-operating expenses	(7.3)	(21.8)
Price-level restatements	(0.2)	0.5
Foreign exchange (losses) gains	(12.5)	(3.7)

Non-operating results	$ (47.5)	$ (11.2)

     Financial income declined 50.3% to US$1.9 million in 2004 from US$3.9 million in 2003 due to lower interest earning average cash balances. Share of income from unconsolidated affiliates increased 76.6% to US$1.3 million in 2004 from US$0.8 million in 2003 principally due to higher income from our investment in Oxinova. Other non-operating income increased to US$47.3 million in 2004 from US$5.9 million in 2003 mainly due to a gain of $42.0 million on the sale of approximately 21,000 hectares of our Chilean forests to an affiliate of Arauco. Additionally, we recognized a gain on the sale of goods and services and compensation from insurance due to damages to our plant in Venezuela. Amortization of goodwill declined 16.5% to US$0.8 million in 2004 from US$0.9 million in 2003 mainly due to the conclusion of the amortization period in 2003 of our investment in Maderas y Paneles S.A. Amortization of negative goodwill increased 11.2% to US$3.3 million in 2004 from US$3.0 million in 2003 mainly due to the acquisition of Terranova International in October 2003. Financial expense decreased slightly to US$39.3 million in 2004 from US$40.0 million in 2003. Other non-operating expenses increased 197.6% to US$21.8 million in 2004 from US$7.3 million in 2003 due mainly to the following:

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

     Price-level restatements were US$0.5 million in 2004 compared to US$0.2 million in 2003 but did not materially affect our results of operations. Foreign exchange losses were US$3.7 million in 2004 compared to a foreign exchange loss of US$12.5 million in 2003 due mainly to the impact of the appreciation of the Chilean peso on our debt issued in UF.

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

Geographic segments

     The following discusses our results of operations by geographic segments based on the location in which the sale is originated, as reported in Note 23(2)(e) of the Consolidated Financial Statements. You should also note that since the merger of our former subsidiary Masisa into and with us, we have been in the process of implementing, but have not yet completed, a reorganization of our businesses into three divisions: the Boards Division, the Solid Wood Division and the Forestry Division. For certain corporate level management purposes, as of the date of this document we group our geographic segments by country of origin only. However, our historical financial segment presentation for 2003, and for 2004 when compared to 2003, remain grouped by the former “Terranova” and “Masisa” businesses that existed prior to our merger on May 31, 2005 and represent the way management viewed our business. Accordingly, our period-on-period comparisons for our geographic segments for such annual periods are grouped and discussed by the former “Terranova” and “Masisa” business divisions.

     You should also note that some of our geographic segments include significant inter-company sales, especially in Chile, Brazil and Venezuela. To better understand our business and results of operations we have included inter-company sales separately in the tables below.

Years ended December 31, 2005 and 2004 compared by geographic segment

United States

Year ended December 31,
(in millions of US$, except percentages)	2004	2005

Net Sales to Third Parties	$ 139.6	$ 191.5
Inter-company Sales	—	—
Net Sales	139.6	191.5
Gross Margin	15.6	15.0

Selling and Administrative Expenses	(8.9)	(13.0)
Operating Income	6.7	2.0
Depreciation, amortization and depletion(1)	$ 0.7	$ 0.7

Net Sales Growth %	—	37.2%
Gross Margin % *	11.2%	7.8%
Operating Income Margin % *	4.8%	1.0%

*	Amounts are expressed as percentages of net sales.

(1)
Depletion, which is included in costs of sales, consists of costs attributed to timber harvested and are determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. See Note 2 to our Consolidated Financial Statements.

Year ended December 31, 2005 compared to 2004. In the United States, net sales increased 37.2% to $191.5 million in 2005 compared to US$139.6 million in 2004. The sales increase was due mainly to the strong growth in physical volume sales of MDF mouldings and the introduction of OSB as part of Masisa USA’s product mix. Gross margin declined 4.0% despite the increased volume as market prices for all product lines fell throughout 2005. Gross margin as a percent of sales declined due to the introduction of lower priced OSB and MDF moulding through Masisa USA’s commercial network. Despite an increase in physical volume sales, operating income decreased to US$2.0 million, or 1.0% of net sales, in 2005. The decrease in operating income is attributable to a reduction in gross margin as a consequence of increased outbound freight expenses resulting from higher overall volumes, increased fuel prices and increased payroll expenses for the larger sales force and logistical team required to handle the increased unit volume.

Chile

Year ended December 31,
(in millions of US$, except percentages)	2004	2005

Net Sales to Third Parties	$ 134.7	$138.1
Inter-company Sales	103.6	107.4
Net Sales	238.3	245.6
Gross Margin	57.0	53.8

Selling and Administrative Expenses	(36.1)	(35.6)
Operating Income	20.8	18.2
Depreciation, amortization and depletion(1)	$ 26.7	$26.3

Net Sales Growth %	—	3.1%
Gross Margin % *	23.9%	21.9%
Operating Income Margin % *	8.7%	7.4%

*	Amounts are expressed as percentages of net sales.
(1)
Depletion, which is included in costs of sales, consists of costs attributed to timber harvested and are determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. See Note 2 to our Consolidated Financial Statements.

Year ended December 31, 2005 compared to 2004. In Chile, net sales increased 3.1% to US$245.6 million in 2005 compared to US$238.3 million in 2004. This was mainly due to higher physical volume sales and prices of particle board in the local market and higher physical volume export sales of MDF moulding to the United States, partially offset by lower physical volume sales of finger-joint mouldings. Gross margin decreased to US$53.8 million, or 22.8% of net sales in 2005 compared to US$57.0 million or 23.9% of net sales in 2004. The decrease in gross margin is due primarily to increase costs due to higher prices of wood, resin and energy, and the appreciation of the Chilean peso. Operating income decreased slightly to US$18.2 million or 8.3% of net sales compared to US$20.8 million or 7.4% of net sales. This decrease is due mainly to lower gross margin partially offset by lower selling and administrative expenses.

Brazil

Year ended December 31,
(in millions of US$, except percentages)	2004	2005

Net Sales to Third Parties	$ 117.9	$ 102.5
Inter-company Sales	36.5	54.0
Net Sales	154.4	156.4
Gross Margin	53.9	35.6

Selling and Administrative Expenses	(11.8)	(14.5)
Operating Income	42.1	21.1
Depreciation, amortization and depletion(1)	$ 16.1	$ 19.5

Net Sales Growth %	—	1.3%
Gross Margin % *	34.9%	22.7%
Operating Income Margin % *	27.3%	13.5%

*	Amounts are expressed as percentages of net sales.

(1)
 Depletion, which is included in costs of sales, consists of costs attributed to timber harvested and are determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. See Note 2 to our Consolidated Financial Statements.

Year ended December 31, 2005 compared to 2004. In Brazil, net sales increased 1.3% to US$156.4 million in 2005 compared to US$154.4 million in 2004. The increase was mainly due to higher prices in the local boards market and a shift in our MDF product mix to higher priced laminated MDF, which was partially offset by lower price of OSB and finger-joint mouldings in the United States export market. The increase in sales was also due to the appreciation of the Brazilian real. Gross margin decreased to US$35.6 million, or 22.7% of net sales, during the year ended December 31, 2005 compared to US$53.9 million, or 34.9% of net sales, for the same period in 2004. Despite an increase in net sales, gross margin declined due to lower OSB and finger-joint mouldings prices, combined with higher wood and resin costs and the appreciation of the Brazilian real. Operating income decreased to US$21.1 million, or 13.5% of net sales, in 2005 compared to US$42.1 million, or 27.3% of net sales, in 2004. The decrease in operating income is attributable to lower gross margin and higher selling and administrative expenses due to the strengthening of the Brazilian real.

Venezuela

Year ended December 31,
(in millions of US$, except percentages)	2004	2005

Net Sales to Third Parties	$ 45.0	$ 70.7
Inter-company Sales	36.9	28.8
Net Sales	82.0	99.5
Gross Margin	17.8	18.6

Selling and Administrative Expenses	(13.5)	(15.1)
Operating Income	4.4	3.5
Depreciation, amortization and depletion(1)	$ 15.2	$ 16.6

Net Sales Growth %	—	21.5%
Gross Margin % *	21.7%	18.7%
Operating Income Margin % *	5.3%	3.5%

*	Amounts are expressed as percentages of net sales.

(1)	Depletion, which is included in costs of sales, consists of costs attributed to timber harvested and are determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. See Note 2 to our Consolidated Financial Statements.

Year ended December 31, 2005 compared to 2004. In Venezuela, net sales increased 21.5% to US$99.5 million in 2005 compared to US$82.0 million in 2004. The increase was mainly due to higher physical volume sales in the local board market, which resulted in higher average prices compared to our export prices, and, to a lesser extent, increased physical volume sales of sawn lumber. Gross margin increased 4.5% in 2005 to US$18.6 million, or 18.7% of net sales, compared to US$17.8 million, or 21.7% of net sales, in 2004. This increase was mainly due higher net sales partially offset by increased production costs due to higher resin prices. Operating income decreased to US$3.5 million, or 3.5% of net sales, in 2005 compared to US$4.4 million, or 5.3% of net sales, in 2004. The decrease in operating income is attributable to higher selling and administrative expenses as a result of a new collective labor agreement and higher inland freight costs, partially offset by a higher gross margin.

Mexico

Year ended December 31,
(in millions of US$, except percentages)	2004	2005

Net Sales to Third Parties	$ 103.5	$ 113.3
Inter-company Sales	0.2	0.2
Net Sales	103.7	113.5
Gross Margin	18.0	17.8

Selling and Administrative Expenses	(10.8)	(17.1)
Operating Income	7.3	0.7
Depreciation, amortization and depletion(1)	$ 1.5	$ 1.8

Net Sales Growth %	—	9.5%
Gross Margin % *	17.4%	15.7%
Operating Income Margin % *	7.0%	0.6%

*	Amounts are expressed as percentages of net sales.

(1)
Depletion, which is included in costs of sales, consists of costs attributed to timber harvested and are determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. See Note 2 to our Consolidated Financial Statements.

Year ended December 31, 2005 compared to 2004. In Mexico net sales increased 9.5 % to US$113.5 million in 2005 compared to US$103.7 million in 2004. The increase was mainly due to a higher prices and physical volume sales of MDF and particle board offset by lower physical volume sales in sawn lumber. Gross margin increased to US$17.8 million, or 15.7% of net sales, in 2005 compared to US$18.0 million, or 17.4% of net sales, in 2004. This increase was mainly due to higher net sales partially offset by higher raw material costs and provisions for deficit in inventories. Operating income decreased to US$0.7 million, or 0.6% of net sales, in 2005 compared to US$7.3 million, or 7.0% of net sales, in 2004. This decrease in operating income was due to higher selling and administrative expenses as a result of higher sales commissions, provisions for employees benefits (profit sharing), and provisions for a doubtful receivables account.

Argentina

Year ended December 31,
(in millions of US$, except percentages)	2004	2005

Net Sales to Third Parties	$ 77.7	$ 81.5
Inter-company Sales	12.2	23.4
Net Sales	90.0	104.9
Gross Margin	23.2	29.0

Selling and Administrative Expenses	(8.6)	(9.5)
Operating Income	14.6	19.5
Depreciation, amortization and depletion(1)	$ 11.0	$ 10.0

Net Sales Growth %	—	16.6%
Gross Margin % *	25.8%	27.7%
Operating Income Margin % *	16.3%	18.6%

*	Amounts are expressed as percentages of net sales.

(1)
Depletion, which is included in costs of sales, consists of costs attributed to timber harvested and are determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. See Note 2 to our Consolidated Financial Statements.

Year ended December 31, 2005 compared to 2004. In Argentina, net sales increased 16.6% to US$104.9 million in 2005 compared to US$90.0 million in 2004. The increase was mainly due to continued improvement in the Argentinean local market as a result of the economic recovery and higher prices and export sales in regional markets which were partially offset by weaker export sales of MDF mouldings to the United States. The improved local market for boards has allowed us to reduce our lower margin export sales, leading to improved board pricing. Gross margin increased to US$29 million, or 27.7% of net sales, in 2005 compared to US$23.2 million, or 25.8% of net sales, in 2004. This increase was mainly due to higher net sales, as discussed above, which were partially offset by increased cost of sales due to higher resin, wood and energy prices. Operating income increased to US$19.5 million, or 18.6% of net sales, in 2005 compared to US$14.6 million, or 16.3% of net sales, in 2004. The increase in operating income was attributable to higher sales and gross margin partially offset by a moderate increase in selling and administrative expenses due to, among other things, higher export expenses.

Years ended December 31, 2004 and 2003 compared by geographic segment

     Our historical financial segment presentation for 2003, and for 2004 when compared to 2003, remain grouped by the former “Terranova” and “Masisa” businesses that existed prior to our merger on May 31, 2005 and represent the way management viewed our business. Accordingly, our period-on-period comparisons for our geographic segments for such annual periods are grouped and discussed by the former “Terranova” and “Masisa” business divisions.

Terranova USA

Year ended December 31,
(in millions of US$, except percentages)	2003	2004

Net Sales to Third Parties	$ 118.0	$ 139.6
Inter-company Sales	—	—
Total Net Sales	118.0	139.6
Gross Margin	9.9	15.6

Selling and Administrative Expenses	(8.2)	(8.9)
Operating Income	1.7	6.7
Depreciation	$ 0.7	$ 0.7

Net Sales Growth %	(1.2)%	18.2%
Gross Margin % *	8.4%	11.2%
Operating Income Margin % *	1.5%	4.8%

*	Amounts are expressed as percentages of net sales.

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

Terranova Chile

Year ended December 31,
(in millions of US$, except percentages)	2003	2004

Net Sales to Third Parties	$ 10.7	$ 13.6
Inter-company Sales	66.8	82.0
Total Net Sales	77.5	95.6
Gross Margin	19.3	20.9

Selling and Administrative Expenses	(15.9)	(15.1)
Operating Income	3.4	5.8
Depreciation	$ 6.1	$ 5.4

Net Sales Growth %	(23.6)%	23.4%
Gross Margin % *	24.8%	21.8%
Operating Income Margin % *	4.3%	6.1%

*	Amounts are expressed as percentages of net sales.

Year ended December 31, 2004 compared to 2003. In Chile, net sales increased 23.4% to US$95.6 million in 2004 compared to US$77.5 million in 2003. This was due mainly to higher sales to Masisa USA and an increase in sales of saw and pulp logs that resulted from selling damaged trees knocked down during a severe wind storm. Gross margin was US$19.3 million, or 24.8% of net sales, in 2003 compared to US$20.9 million, or 21.8% of net sales, in 2004. Despite higher finger-joint moulding prices in the U.S. market, our gross margin as a percentage of sales declined due to a US$4.1 million write-off of certain timber stands whose actual cost was greater than the estimated real harvest value, and selling lower margin damaged saw and pulp logs. Operating income increased to US$5.8 million, or 6.1% of net sales, in 2004 compared to US$3.4 million, or 4.3% of net sales, in 2003. This was mainly due to lower selling and administrative expenses that resulted from cost savings from a reduction in our workforce which we carried out as part of the reorganization of our business units in 2003, which were offset by merger related expenses in the fourth quarter of 2004.

Terranova Brazil

Year ended December 31,
(in millions of US$, except percentages)	2003	2004

Net Sales to Third Parties	$ 1.2	$ 3.9
Inter-company Sales	28.9	33.0
Total Net Sales	30.1	36.9
Gross Margin	4.0	10.1

Selling and Administrative Expenses	(3.2)	(2.7)
Operating Income	0.8	7.4
Depreciation	$ 3.3	$ 3.4

Net Sales Growth %	(10.0)%	22.8%
Gross Margin % *	13.2%	27.3%
Operating Income Margin % *	2.5%	20.1%

*	Amounts are expressed as percentages of net sales.

Year ended December 31, 2004 compared to 2003. In Brazil, net sales increased 22.8% to US$36.9 million in 2004 compared to US$30.1 million in 2003. This was due mainly to higher finger-joint moulding sales to Masisa USA as a result of higher finger-joint moulding prices in the U.S. market. Gross margin increased from US$4.0 million, or 13.2% of net sales, in 2003 to US$10.1 million, or 27.3% of net sales, in 2004. This increase is due mainly to higher net sales as discussed above while average costs were flat and physical volume sales of finger-joint mouldings declined. Operating income increased to US$7.4 million, or 20.1% of net sales, in 2004 compared to US$0.8 million, or 2.5% of net sales, in 2003. The increase in operating income is attributable to higher gross margin.

Terranova Venezuela

Year ended December 31,
(in millions of US$, except percentages)	2003	2004

Net Sales to Third Parties	$ 24.0	$ 45.0
Inter-company Sales	33.3	49.2
Total Net Sales	57.3	94.3
Gross Margin	(0.4)	17.8

Selling and Administrative Expenses	(11.1)	(13.5)
Operating Income	(11.5)	4.4
Depreciation	$ 7.5	$ 11.0

Net Sales Growth %	44.0%	64.6%
Gross Margin % *	0.6%	18.9%
Operating Income Margin % *	(20.0)%	4.6%

* Amounts are expressed as percentages of net sales.

Year ended December 31, 2004 compared to 2003. In Venezuela, net sales increased 64.6% to US$94.3 million in 2004 compared to US$57.3 million in 2003. The increase is due mainly to the incorporation of twelve months of board sales in 2004 versus only nine months during 2003 when our board plant was in a start-up phase from January to March. Additionally, net sales of sawn lumber to Terranova Mexico increased due to significantly higher physical volume sales that were partially offset by lower prices. Gross margin increased from a loss of US$0.4 million, or 0.6% of net sales, in 2003 to US$17.8 million, or 18.9% of net sales, in 2004. This increase is due mainly to higher net sales and the incorporation of full period results for our board sales. Also, high average production costs and low prices for our board products during 2003 were reversed during 2004 as our board business moved towards profitability. However, the increase in our gross margin was partially offset by a shift from shaved sawn lumber to lower margin rough sawn lumber. Operating income increased from a loss of US$11.5 million, or 20% of net sales, in 2003 to US$4.4 million, or 4.6% of net sales, in 2004. The increase in operating income is attributable to higher sales and gross margins. However, selling and administrative expense increased as a result of fully incorporating our board operations administrative expenses and higher selling expenses due to increased physical volume sales.

Terranova Mexico

Year ended December 31,
(in millions of US$, except percentages)	2003	2004

Net Sales to Third Parties	$ 36.3	$ 48.1
Inter-company Sales	1.4	9.4
Total Net Sales	37.6	57.5
Gross Margin	2.2	5.8

Selling and Administrative Expenses	(3.2)	(3.7)
Operating Income	(1.1)	2.1
Depreciation	$ 0.3	$ 0.2

Net Sales Growth %	30.9%	52.9%
Gross Margin % *	5.7%	10.2%
Operating Income Margin % *	(2.9)%	3.7%

*	Amounts are expressed as percentages of net sales.

Year ended December 31, 2004 compared to 2003. In Mexico, net sales increased 52.9% to US$57.5 million in 2004 compared to US$37.6 million in 2003. The increase is due mainly to higher physical volume sales and prices of sawn lumber, some of which is imported from Terranova Venezuela. Gross margin increased from US$2.2 million, or 5.7% of net sales, in 2003 to US $5.8 million, or 10.2% of net sales, in 2004. This increase is due mainly to higher sales which were partially offset by increased overseas shipping costs. Operating income increased from a loss of US$1.1 million, or 2.9% of net sales, in 2003 to US$2.1 million, or 3.7% of net sales, in the year ended December 31, 2004. The increase in operating income is attributable to higher gross margin which was partially offset by higher selling and administrative expenses due to higher volume sales.

Masisa Chile

Year ended December 31,
(in millions of US$, except percentages)	2003	2004

Net Sales to Third Parties	$ 103.9	$ 121.0
Inter-company Sales	13.5	23.6
Total Net Sales	117.5	144.7
Gross Margin	27.9	36.1

Selling and Administrative Expenses	(17.9)	(21.1)
Operating Income	10.0	15.0
Depreciation	$ 11.5	$ 11.2

Net Sales Growth %	89.1%	23.2%
Gross Margin % *	23.8%	24.9%
Operating Income Margin % *	8.5%	10.4%

*	Amounts are expressed as percentages of net sales.

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

Masisa Argentina

Year ended December 31,
(in millions of US$, except percentages)	2003	2004

Net Sales to Third Parties	$ 58.6	$ 77.7
Inter-company Sales	10.3	13.1
Total Net Sales	68.9	90.8
Gross Margin	12.0	23.2

Selling and Administrative Expenses	(7.6)	(8.6)
Operating Income	4.4	14.6
Depreciation	$ 8.1	$ 8.4

Net Sales Growth %	139.5%	31.9%
Gross Margin % *	17.4%	25.6%
Operating Income Margin % *	6.5%	16.1%

*	Amounts are expressed as percentages of net sales.

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

Masisa Brazil

Year ended December 31,
(in millions of US$, except percentages)	2003	2004

Net Sales to Third Parties	$ 70.4	$ 114.0
Inter-company Sales	3.4	4.7
Total Net Sales	73.8	118.7
Gross Margin	19.3	43.8

Selling and Administrative Expenses	(6.5)	(9.1)
Operating Income	12.9	34.7
Depreciation	$ 5.3	$ 7.2

Net Sales Growth %	193.7%	61.0%
Gross Margin % *	26.2%	36.9%
Operating Income Margin % *	17.4%	29.2%

*	Amounts are expressed as percentages of net sales.

Year ended December 31, 2004 compared to 2003. In Brazil, net sales increased 61% to US$118.7 million in 2004 compared to US$73.8 million in 2003. The increase is due mainly to strong demand and pricing for OSB exports to the United States and significantly higher physical volume sales of MDF in the local market. OSB prices in the United States increased by approximately 65%. Gross margin increased from US$19.3 million, or 26.2% of net sales, in 2003 to US$43.8 million, or 36.9% of net sales, in 2004. This increase is due mainly to higher sales and an expansion of the gross margin as a percentage of sales due to higher OSB prices in the United States. Operating income increased to US$34.7 million, or 29.2% of net sales, in 2004 compared to US$12.9 million, or 17.4% of net sales, in 2003. The increase in operating income is attributable to the substantially higher gross margin that was only partially offset by increased selling expenses and a moderate appreciation of the Brazilian real relative the U.S. dollar.

Masisa Mexico

Year ended December 31,
(in millions of US$, except percentages)	2003	2004

Net Sales to Third Parties	$ 34.8	$ 55.4
Inter-company Sales	0.1	0.2
Total Net Sales	34.9	55.6
Gross Margin	5.0	12.2

Selling and Administrative Expenses	(6.8)	(7.0)
Operating Income	(1.8)	5.2
Depreciation	$ 0.9	$ 1.0

Net Sales Growth %	223.1%	59.4%
Gross Margin % *	14.4%	21.9%
Operating Income Margin % *	(5.2)%	9.3%

* Amounts are expressed as percentages of net sales.

Year ended December 31, 2004 compared to 2003. In Mexico, net sales increased 59.4% to US$55.6 million in 2004 compared to US$34.9 million in 2003. The increase is due mainly to significantly higher physical volume sales and moderately higher prices for particle board and MDF. In addition to producing and selling particle board, Masisa Mexico also distributes and sells MDF and OSB imported from Masisa’s other subsidiaries. Gross margin increased from US$5.0 million, or 14.4% of net sales, in 2003 to US$12.2 million, or 21.9% of net sales, in 2004. This increase is due mainly to higher sales and higher particle board prices which increased gross margins as perrcentage of sales. Operating income increased from a loss of US$1.8 million, or 5.2% of net sales, in 2003 to US$5.2 million, or 9.3% of net sales, in 2004. The increase in operating income is attributable to higher gross margin and that was only partially offset by a small increase in selling and administrative expenses.

Product sections

MDF

	Year ended December 31,

	2003	2004	2005

Net sales (millions of US$)	$ 154.6	$ 215.9	$ 250.2
Physical volume sales (thousands of cubic meters)	783.5	931.6	880.9
Average price per cubic meter (US$)	197	232	284
% of consolidated net sales	32.2%	33.2%	33.6%

Net sales growth %	—	39.6%	15.9%
Volume growth %	—	18.9%	(5.4)%
Price change %	—	17.4%	22.6%

Year ended December 31, 2005 compared to 2004. MDF sales generated US$250.2 million, or 33.6% of our total net sales, in 2005 compared to US$215.9 million, or 33.2% of net sales, in 2004. MDF physical volume sales decreased by 5.4% from 931.6 thousand cubic meters in 2004 to 880.9 thousand cubic meters in 2005. This decrease is mainly attributable to greater use of raw MDF for MDF mouldings and lower physical volume sales in the Brazilian market partially offset by higher physical volume sales in the Venezuelan market. Average prices in U.S. dollars for consolidated MDF sales increased 22.6% to US$284 per cubic meter in 2005, compared to US$232 in 2004. The increase in MDF prices is mainly due to an increase in market prices for MDF in all of our principal markets.

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

Particle board

	Year ended December 31,

	2003	2004	2005

Net sales (millions of US$)	$ 100.6	$ 125.9	$ 154.0
Physical volume sales (thousands of cubic meters)	608.2	649.7	700.1
Average price per cubic meter (US$)	165	194	220
% of consolidated net sales	20.9%	19.3%	20.7%

Net sales growth %	—	25.2%	22.4%
Volume growth %	—	6.8%	7.8%
Price change %	—	17.2%	13.6%

Year ended December 31, 2005 compared to 2004. Particle board sales generated US$154.0 million, or 20.7% of our total net sales, in 2005 compared to US$125.9 million, or 19.3% of net sales, in 2004. Particle board physical volume sales increased by 7.8% from 649.7 thousand cubic meters in 2004 to 700.1 thousand cubic meters in 2005. The small increase in physical volume sales is mainly attributable to improved overall market conditions in our local markets, except for a small decrease in Brazil’s physical volume sales. Average prices in U.S. dollars for consolidated particle board sales increased 13.6% to US$220 per cubic meter in 2005, compared to US$194 in 2004. The increase in particle board prices is mainly due to improved local market conditions in Brazil and Chile that allowed us to reduce lower margin export sales.

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

Finger-joint mouldings

	Year ended December 31,

	2003	2004	2005

Net sales (millions of US$)	$ 75.6	$ 81.4	$ 83.1
Physical volume sales (thousands of cubic meters)	193.7	171.6	180.0
Average price per cubic meter (US$)	390	474	462
% of consolidated net sales	15.8%	12.5%	11.2%

Net sales growth %	—	7.6%	2.0%
Volume growth %	—	(11.4)%	4.8%
Price change %	—	21.5%	(2.7)%

Year ended December 31, 2005 compared to 2004. Finger-joint moulding sales generated US$83.1 million, or 11.2% of our total nets sales, in 2005 compared to US$81.4 million, or 12.5% of net sales, in 2004. Finger-joint moulding physical volume sales increased by 4.8% from 171.6 thousand cubic meters in 2004 to 180.0 thousand cubic meters in 2005. The increase in physical volume is mainly attributable to increased sales focus and new customers. Average prices in U.S. dollars for consolidated finger-joint moulding sales declined 2.7% to $462 per cubic meter in 2005, compared to US$474 in 2004. The decline in finger-joint prices is mainly due to increased industry capacity and our distributors’ high inventory levels. The majority of finger-joint moulding production sold by Masisa USA is produced by Masisa.

Year ended December 31, 2004 compared to 2003. Finger-joint moulding sales generated US$81.4 million, or 12.5% of our total net sales, in 2004 compared to US$75.6 million, or 15.8% of net sales, in 2003. Finger-joint moulding physical volume sales decreased by 11.4% from 193.7 thousand cubic meters in 2003 to 171.6 thousand cubic meters in 2004. This decrease in physical volume sales is mainly attributable to a shift in Chilean production to solid wood doors. Average prices in U.S. dollars for consolidated finger-joint moulding sales increased 21.5% to US$474 per cubic meter in 2004, compared to US$390 in 2003. The increase in finger-joint moulding prices is mainly due to strong demand in the U.S. construction sector and the resulting recovery from depressed prices during 2002 and 2003. All of our finger-joint moulding production and sales are from Terranova.

OSB

	Year ended December 31,

	2003	2004	2005

Net sales (millions of US$)	$ 27.7	$ 53.4	$ 59.7
Physical volume sales (thousands of cubic meters)	178.1	241.6	261.1
Average price per cubic meter (US$)	155	221	229
% of consolidated net sales	5.8%	8.2%	8.0%

Net sales growth %	—	93.3%	11.8%
Volume growth %	—	35.7%	8.1%
Price change %	—	42.5%	3.4%

Year ended December 31, 2005 compared to 2004. OSB sales generated US$59.7 million, or 8.0% of our total net sales, in 2005 compared to US$53.4 million, or 8.2% of net sales, in 2004. OSB physical volume sales increased by

8.1% from 241.6 thousand cubic meters in 2004 to 261.1 thousand cubic meters in 2005, mainly due to increased physical volume sales in the United States. This year was the first year that Masisa USA marketed OSB with the initial sales completed in February. Average prices in U.S. dollars for consolidated OSB sales increased 3.4% to US$229 per cubic meter in 2005, compared to US$221 in 2004. The increase in OSB prices is mainly due to an increase in the Brazilian market price, offset by a lower price cycle in the U.S.

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

Sawn lumber

	Year ended December 31,

	2003	2004	2005

Net sales (millions of US$)	$ 37.2	$ 56.0	$ 66.6
Physical volume sales (thousands of cubic meters)	240.7	299.7	327.8
Average price per cubic meter (US$)	155	187	203
% of consolidated net sales	7.7%	8.6%	9.0%

Net sales growth %		50.5%	19.0%
Volume growth %		24.5%	9.4%
Price change %		20.9%	8.8%

Year ended December 31, 2005 compared to 2004. Sawn lumber sales generated US$66.6 million, or 9.0% of our total net sales, in 2005 compared to US$56.0 million, or 8.6% of net sales, in 2004. Average prices in U.S. dollars for consolidated sawn lumber sales increased 8.8% to US$203 per cubic meter in 2005, compared to US$187 in 2004. This price increase mainly reflects the scarcity of wood and higher raw material costs. Sawn lumber physical volume sales increased by 9.4% from 299.7 thousand cubic meters in 2004 to 327.8 thousand cubic meters in 2005. This increase in physical volume sales is mainly attributable to increased trading activities.

Year ended December 31, 2004 compared to 2003. Sawn lumber sales generated US$56.0 million, or 8.6% of our total net sales, in 2004 compared to US$37.2 million, or 7.7% of net sales, in 2003. Sawn lumber physical volume sales increased by 24.5% from 240.7 thousand cubic meters in 2003 to 299.7 thousand cubic meters in 2004. This increase in physical volume sales is mainly attributable to higher sawn lumber sales to Mexico from Venezuela as well as from our Forestal Argentina subsidiary. Average prices in U.S. dollars for consolidated sawn lumber sales increased 20.9% to US$187 per cubic meter in 2004, compared to US$155 in 2003. The increase in sawn lumber prices is mainly due to a general recovery in the wood market.

Solid wood doors

	Year ended December 31,

	2003	2004	2005

Net sales (millions of US$)	$ 32.8	$ 37.9	$ 32.8
Physical volume sales (thousands of cubic meters)	36.1	42.6	35.7
Average price per cubic meter (US$)	909	889	920
% of consolidated net sales	6.8%	5.8%	4.4%

Net sales growth %	—	15.3%	(13.4)%
Volume growth %	—	17.8%	(16.4)%
Price change %	—	(2.2)%	3.5%

Year ended December 31, 2005 compared to 2004. Solid wood door sales generated US$32.8 million, or 4.4% of our total net sales, in 2005 compared to US$37.9 million, or 5.8% of net sales, in 2004. Solid wood door physical volume sales decreased by 16.4% from 42.6 thousand cubic meters in 2004 to 35.7 thousand cubic meters in 2005. This decrease in physical volume was due to both lower production levels in Chile and reduced inventory purchasing during the second half of 2005 by Masisa’s largest US door customer. Our production volume decreased primarily because we shifted some of our resources to the production of doors that require less wood. Our largest US door customer reduced its inventory purchasing for operational reasons. Average sales prices in U.S. dollars for consolidated solid wood door sales increased by 3.5% to US$920 per cubic meter in 2005 compared to US$889 in 2004. Solid wood door prices increased mainly due to new pricing agreed with our main customer. All solid wood door sold in the United States, are produced by Masisa in Chile.

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

MDF mouldings

	Year ended December 31,

	2003	2004	2005

Net sales (millions of US$)	$ 16.6	$ 32.8	$ 47.3
Physical volume sales (thousands of cubic meters)	48.1	90.3	113.7
Average price per cubic meter (US$)	345	363	416
% of consolidated net sales	3.5%	5.0%	6.4%

Net sales growth %	—	97.9%	44.3%
Volume growth %	—	87.8%	25.9%
Price change %	—	5.4%	14.6%

Year ended December 31, 2005 compared to 2004. MDF moulding sales generated $47.3 million, or 6.4% of total net sales, in 2005 compared to US$32.8 million, or 5.0% of net sales, in 2004. MDF moulding physical volume sales increased by 25.9% from 90.3 thousand cubic meters in 2004 to 113.7 thousand cubic meters in 2005. The increase in physical volume sales is mainly attributable to additional production capacity in Chile, increased capacity in Argentina and growing acceptance of MDF mouldings by customers in the United States. Average prices in U.S. dollars for consolidated MDF moulding sales increased 14.6% to US$416 per cubic meter in 2005, compared to US$363 in 2004. Beginning in 2005, Masisa began marketing most of its MDF mouldings sales in the United States through Masisa USA leading to increased sales in that market

Year ended December 31, 2004 compared to 2003. MDF moulding sales generated US$32.8 million, or 5.0% of our total net sales, in 2004 compared to US$16.6 million, or 3.5% of net sales, in 2003. MDF moulding physical volume sales increased by 87.8% from 48.1 thousand cubic meters in 2003 to 90.3 thousand cubic meters in 2004. This increase in physical volume sales is mainly attributable to the additional sales of MDF mouldings from Argentina whose production did not reach full capacity until the end of 2003. Average prices in U.S. dollars for consolidated MDF moulding sales increased 5.4% to US$363 per cubic meter in 2004, compared to US$345 in 2003. The increase in MDF mouldings prices was primarily due to strong construction demand for mouldings and constrained supply as a result of limited shipping availability into the United States from moulding producing countries.

Saw and pulp logs

	Year ended December 31,

	2003	2004	2005

Net sales (millions of US$)	$ 18.2	$ 27.1	$ 30.1
Physical volume sales (thousands of cubic meters)	951.9	1361.4	1,197.0
Average price per cubic meter (US$)	19	20	25
% of consolidated net sales	3.8%	4.2%	4.0%

Net sales growth %	—	49.3%	11.1%
Volume growth %	—	43.0%	(12.1)%
Price change %	—	4.4%	26.3%

Year ended December 31, 2005 compared to 2004. Saw and pulp log sales generated US$30.1 million, or 4.0% of our total net sales, in 2005 compared to US$27.1 million, or 4.0% of net sales, in 2004. Saw and pulp log physical volume sales decreased by 12.1% from 1,361.4 thousand cubic meters in 2004 to 1,197.0 thousand cubic meters in 2005. This increase in sales is mainly driven by higher prices in our principal markets, partially offset by lower physical volume sales. Higher prices are mainly attributable to the scarcity of logs in Brazil, Argentina and Chile. The decrease in physical volume sales is mainly attributable to a decreased supply of trees due to a severe wind storm that knocked down trees in Chile, as well as an increase in intercompany log sales for our production and processing subsidiaries, especially in Brazil and Argentina. We expect to continue to increase our sales of saw and pulp logs to third parties. Average prices in U.S. dollars for consolidated saw and pulp log sales were US$25 per cubic meter in 2005, compared to US$20 in 2004.

Year ended December 31, 2004 compared to 2003. Saw and pulp log sales generated US$27.1 million, or 4.2% of our total net sales, in 2004 compared to US$18.2 million, or 3.8% of net sales, in 2003. Saw and pulp log physical volume sales increased by 43.0% from 951.9 thousand cubic meters in 2003 to 1,361.4 thousand cubic meters in 2004. This increase in physical volume sales is mainly attributable to sales that resulted from selling damaged trees knocked down during a severe wind storm in Chile as well as a general trend of having more saw and log capacity than our wood products production requires. We expect to continue to increase our sales of saw and pulp logs to third parties. Average prices in U.S. dollars for consolidated saw and pulp log sales were US$20 per cubic meter in 2004, compared to US$19 in 2003.

Other products

      Other products include principally wood chips, sawdust, door parts, fiberboard doors and wood plies.

	Year ended December 31,

	2003	2004	2005

Net sales (millions of US$)	$ 16.9	$20.6	$ 20.0
% of consolidated net sales	3.5%	3.2%	2.7%
Net sales growth %	—	22.3%	(2.7)%

Year ended December 31, 2005 compared to 2004. Other product sales generated US$20.0 million, or 2.7% of our total net sales, in 2005 compared to US$20.6 million, or 3.2% of net sales, in 2004.

Year ended December 31, 2004 compared to 2003. Other products sales generated US$20.6 million, or 3.2% of our total net sales, in 2004 compared to US$16.9 million, or 3.5% of net sales, in 2003. The increase in other product sales was due mainly to higher sales of wood chips, wood plies and door parts while fiberboard door sales were flat.

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

     The most significant financing events thus far in 2006 were (i) the issuance of public bonds by Masisa for an amount of US$163 million, which was used to prepay Terranova’s A and B long term bond obligations and (ii) a new syndicated loan for an amount US$110 million, which was primarily used to prepay long term debt.

     The most significant financing event during 2005 after the Merger between Masisa and Terranova was the capital increase of US$117.5 million which is being used to finance the Company’s plans for investment and construction of new plants. The capital increase was completed into two phases. The first phase, completed on December 7, 2005, yielded proceeds of US$75 million. The second phase of this process was completed on January 5, 2006. See “—Financing Activities” in this Item.

     The company ended this period with cash and a cash equivalent balance of US$97.8 million.

     The most significant financing events during 2004 were five new long-term bank loans for an aggregate amount of US$47 million and the sale of US$73.2 million in forestry assets in Chile not deemed necessary for current operations. Cash generated in operating activities during the year and part of proceeds from the sale of forestry assets were used to pay or prepay short and long term financial debt, which was reduced by US$95.9 million during 2004. Although the company intended to further reduce financial debt, some of the maturing debt could not be prepaid in December 2004 due to contractual restrictions. The company ended the year with cash and a cash equivalent balance of US$58.5 million, which was mainly used to pay or prepay maturing debt during the first half of 2005.

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

Operating activities

     Our net cash provided by operating activities was US$103.8 million for the year ended December 31, 2005 compared to US$49.8 million for 2004. The increase in net cash provided by operating activities in 2005 is explained in part by a 20% increase in collections from US$734.0 million in 2004 to US$879.9 million in the same period in 2005, which was mostly offset by a 15% increase in payments to suppliers, from US$650.5 million in 2004 to US$748.2 million in 2005. The increase in collections is explained by growth in net sales, due to higher physical volume sales, in conjunction with overall higher prices. Cash payments to suppliers also increased as a consequence of higher physical volumes produced and sold. In addition, financial revenues increased from US$1.9 million in 2004 to US$3.9 million in 2005. During 2005 the Company increased its income taxes and IVA

(value added tax) cash payments compared to 2004. Income tax payments have increased from US$6.9 million in 2004 to US$11.5 million in 2005, principally due to increased income tax payments in some of our Chilean and Venezuelan subsidiaries. Interest payments decreased from US$31.5 million in 2004 to US$27.8 million in 2005. This decrease is due mainly to lower consolidated financial debt and a lower interest rate environment.

     Our net cash provided by operating activities was US$49.8 million for the year 2004, compared to US$9.8 million for the same period in 2003. The increase in net cash provided by operating activities in 2004 is mainly explained by a 38% increase in collections, from US$530.3 million in 2003 to US$734.0 million in 2004, which was partially offset by a 34% increase in payments to suppliers, from US$486.0 million in 2003 to US$650.5 million in 2004. The increase in collections is explained by the growth in net sales, as a result of the increases in volume sales, in conjunction with overall higher prices. Cash payments to suppliers also increased as a consequence of higher volumes produced and sold. During 2004 the Company reduced cash disbursements for interest payments, income taxes payments and VAT payments compared to 2003. Interest expense disbursements were reduced from US$36.3 million in 2003 to US$31.5 million in 2004. Reductions of interest payments are the consequence of:

  having a lower consolidated financial debt,
  the fact that the issuance expenses of the bonds issued by Masisa and Terranova were paid during 2003, and an environment with lower interest rates.

     Income tax payments have been reduced from US$13.9 million in 2003 to US$6.9 million in 2004, mainly due to the net loss experienced by the company during 2003. The corporate restructuring of Terranova in 2003 (merger of Millalemu S.A., Andinos S.A. and Forestal Terranova S.A.) permitted the Company to optimize its use of VAT tax credits in Chile. The Chilean tax authorities have challenged our treatment of these losses. For more information, see Note 21 to our Consolidated Financial Statements. Other income received is attributable primarily to VAT recovery due to exports. VAT recovery was lower in 2004, since stronger Latin American economies led the company to substitute exports for higher margin domestic sales. Net working capital rose as a consequence of higher sales. There were no material credit policy changes during this period.

     See, “Consolidated Statements of Cash Flows” for the years ended December 31, 2005, 2004 and 2003 at page F-5.

Investing activities

     The table below summarizes our significant capital spending by geographic segment for the 2005. For certain corporate level management purposes, as of the date of this document we group our geographic segments by country of origin only. However, our historical financial segment presentation for 2003, and for 2004, remain grouped by the former “Terranova” and “Masisa” businesses that existed prior to our merger on May 31, 2005 and represent the way management viewed our business. Accordingly, our period-on-period comparisons for our geographic segments for such annual periods are grouped and discussed by the former “Terranova” and “Masisa” business divisions.

Investing activities for the year ended 2005

Year ended December 31,
(in millions of US$)	2005

United States	$ 0.6
Chile	35.2
Venezuela	8.2
Brazil	18.6
Mexico	1.6
Argentina	8.8
Other	0.2
Total	$73.2

     Our capital expenditures incurred during 2005 were funded with internal cash generation, short-term and long-term bank loans.

     Our significant capital expenditures during the year ended December 31, 2005 were as follows:

  In the United States: an aggregate of US$0.6 million for various small projects;
  In Chile: US$21.3 million for timberland planting and management; US$3.5 million in roads, bridges and other forestry investments; US$1.3 million for a jesso mouldings line; and US$2.0 million for two jesso application lines;
  In Venezuela: US$2.5 million for timberland planting and management; US$1.1 million for an impregnation line; US$0.6 million for repairs to office buildings damaged by fire; US$0.4 million to modify an MDF gas extraction system; and US$0.2 million for a formaldehyde extraction system;
  In Brazil: US$8.3 million for timberland planting and management; US$2.9 million for a defibrator; US$4.0 million for a melaminating press line; and US$0.3 million for forestry roads;
  In Mexico: an aggregate of US$1.6 for various small projects; and
  In Argentina: US$4.8 million for timberland planting and management; US$0.9 million for the second moulding line; US$0.2 million for a conveyor rollers system; and US$0.1 million for a particle board scrubber.

     The remaining capital expenditures were related to various smaller projects.

     Masisa plans to make approximately US$123 million of capital expenditures for 2006. We plan to make aggregate capital investments of approximately US$91.7 million in Chile, US$15.7 in Brazil, US$8.2 million in Venezuela, US$6.5 million in Argentina and US$0.9 in the rest of the countries where we have operations. All of these investments will be financed from operating cash flow and through some adjustments to the forestry portfolio by a divestment of approximately US$50 million. In Chile, the principal investment is the construction of a new MDF plant, and other investments that are expected to include new forest plantations, industrial upgrading and improvements. In Venezuela, the investment plan includes new forest plantations and industrial improvements. In Argentina, the investment plan includes mainly new forest plantations. In Brazil, the investments are expected to include chiefly new forest plantations and industrial efficiency improvements.

     In addition to our planned investments described above, we are in the advanced stages of studying several additional investments including an MDF plant in Brazil, a plywood plant in Chile and new forestry plantations in Chile, Argentina and Brazil. As part of the normal course of our business, we continue to review investment and acquisition opportunities in North America, Latin America and other regions in the world.

     The table below summarizes our significant capital spending by geographic segment for 2003 and 2004. Our historical financial segment presentation for 2003, and for 2004 when compared to 2003, remain grouped by the former “Terranova” and “Masisa” businesses that existed prior to our merger on May 31, 2005 and represent the way management viewed our business. Accordingly, our period-on-period comparisons for our geographic segments for such annual periods are grouped and discussed by the former “Terranova” and “Masisa” business divisions.

Investing activities for the years 2004 and 2003

     Our historical financial segment presentation for 2003, and for 2004, remain grouped by the former “Terranova” and “Masisa” businesses that existed prior to our merger on May 31, 2005 and represent the way management viewed our business. Accordingly, our period-on-period comparisons for our geographic segments for such annual periods are grouped and discussed by the former “Terranova” and “Masisa” business divisions.

Year ended December 31,
(in millions of US$)	2003	2004

Terranova Business:
United States	$ 0.4	$ 0.1
Chile	11.9	12.5
Venezuela	3.3	4.3
Brazil	1.2	5.2
Mexico	—	—

Masisa Business:
Chile	10.9	8.1
Argentina	3.5	6.7
Brazil	9.2	7.0
Mexico	2.5	2.1
Other	0.1	—
Total	$42.9	$ 46.1

Terranova Business

     Most of our capital expenditures incurred during 2003 and 2004 were funded with internal cash generation, short-term and long-term bank loans.

     Our significant capital expenditures in 2004 were as follows:

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

Masisa Business

     Masisa’s significant capital expenditures in 2004 were as follows:

  In Chile: US$2.9 million for the planting and maintenance of timberland; US$1.5 million for a MDF mouldings line; US$0.7 million in set-up and office furniture expenses for our new administrative offices; US$0.7 million for machinery replacement parts; and US$0.6 million for buildings related to the MDF mouldings line;
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

Financing activities

     The most significant financing activities of Masisa are its long-term borrowings and long-term financing facilities, since short-term debt is mainly raised and repaid to adjust short-term needs to cash availability. Accordingly, the following paragraphs describe the long-term borrowings Masisa subscribed and/or repaid during the indicated periods. No seasonal factors materially affect our financing activities.

     On January 12, 2006, Masisa announced the completion of a local bond offering for approximately US$163 million, denominated in “Unidades de Fomento”, a Chilean inflation – indexed currency unit. Among the offering participants were local pension funds, insurance companies, mutual funds, stockbrokers and banks.

     The most significant financing events during 2005 were:

  The successful completion of the merger by incorporation of Masisa into and with Terranova.
  The successful completion of a capital increase, with total proceeds of approximately US$117.5 million, divided into two phases. The first phase, completed on December 7, 2005, yielded proceeds of US$75 million. Of this amount, 66% was placed in the U.S. market via the Company’s ADR program. The second phase of this process was completed on January 5, 2006, upon the completion of a preemptive rights offering period. The principal objectives of the capital increase were to finance part of the Company’s investment projects, which include a new MDF plant in Chile.
  The signing of a syndicated credit contract between our subsidiary Masisa Overseas Ltd., as debtor, and the Cooperative Centrale Raiffelsen-Boerenleenbank B.A. (“Rabobank International New York Branch”, henceforth also known as “Rabobank”), as agency bank and creditor, together with a syndicate of banks, for US$110 million. This credit agreement has a six-year term and is guaranteed by Masisa and its subsidiaries, Masisa Argentina S.A. and Masisa do Brazil Ltd. The funds will be used for refinancing the company’s financial liabilities.

     Masisa’s principal financing activities in 2005 related mainly to paying maturing long-term borrowings and dividends with cash and new short-term borrowings. Our short-term borrowings and long-term borrowings maturing within one year increased by US$239.8 million during 2005, from US$136.6 million on December 31, 2004. Our significant new short-term borrowings during the same period were bank loans, for an aggregate amount of US$66.3 million relating to several bank financings. Significant repayment of long-term borrowings during 2005 included the payment of US$35 million of partial maturities of long term debt and US$9 million of a partial maturity of a private placement.

     Masisa’s principal financing activities in the year 2004 related mainly to reducing short-term borrowings, replacing maturing long-term borrowings and the sale of approximately 21,000 hectares of our Chilean forests for US$73.2 million. Our short-term borrowings and long-term borrowings maturing within one year declined by US$80.9 million during 2004, from US$217.6 million on December 31, 2003 to US$136.6 million on December 31, 2004. Significant repayments of short-term borrowings in 2004 included repaying an aggregate amount of US$53.3 million relating to several bank financings. Significant repayments of long-term borrowings during 2004 included the repayment of US$28.5 million to Rabobank Ireland and the payment of US$21.0 million of partial maturities of long term debt and US$9.0 million of a partial maturity of a private placement. Our significant new long-term borrowings during 2004 were five bank loans, including a borrowing from Kreditanstalt Fur Weideraufbau for US$19.0 million, a borrowing of US$12.5 million from BCI, a borrowing of US$12.5 million from Rabobank Nederland, a borrowing of US$2.0 million from Itau BBA, and a borrowing of US$1.0 million from HSBC. For more information on the sale of forest assets, see “Item 4. Information on the Company—Forestry operations—Distribution of forestry assets.”

     Masisa’s principal financing activities in 2003 related mainly to replacing existing long-term borrowings maturing in late 2003 and 2004. The largest new borrowings were the two successful public issuances of fixed rate bonds in the Chilean market, one issued by Terranova in three series for a total amount of US$148.8 million in August 2003 and another issued by Masisa consisting in two series totaling US$91.2 million in December 2003. In addition, we obtained a new loan from The Bank of Nova Scotia for US$25.0 million in January 2003 and a loan from Itau BBA for US$4.0 million. The remainder of new borrowings related to various short-term debt obligations. Significant repayments of long-term borrowings during 2003 included the US$49.7 million Citibank N.A. bank borrowing, the US$45.0 million bridge loan granted by Banco Santander, Rabobank and Corpbanca, a US$3.0 million Banco de Chile bank borrowing, and the US$25.0 million payment with respect to the partial maturity of a private placement.

     As of December 31, 2005, Masisa’s total debt, calculated as the sum of short-term bank borrowings, the current portion of long-term bank borrowings, the current portion of bonds and promissory notes, the current portion of other long-term borrowings, long-term bank borrowings, bonds and promissory notes, and other long-

term borrowings, was US$651.6 million, compared to total debt of US$622.8 million as of December 31, 2004. Of the total debt as of December 31, 2005, US$376.4 million was short-term debt plus the current portion of long-term debt, compared to US$136.6 million as of December 31, 2004.

     As of December 31, 2004, Masisa’s total debt, calculated as the sum of short-term bank borrowings, the current portion of long-term bank borrowings, the current portion of bonds and promissory notes, the current portion of other long-term borrowings, long-term bank borrowings, bonds and promissory notes, and other long-term borrowings, was US$622.8 million, compared to total debt of US$718.7 million as of December 31, 2003. Of the total debt in 2004, US$136.6 million was short-term debt plus the current portion of long-term debt, compared to US$217.6 million in 2003. For more details regarding short- and long-term financings and their respective restrictive covenants, please see Notes 14, 15 and 16 of our Consolidated Financial Statements included elsewhere in this annual report.

     In addition, total financial liabilities, calculated as total debt less financial assets (cash, time deposits and marketable securities), amounted to US$553.7 million as of December 31, 2005, compared to US$564.3 million as of December 31, 2004 and US$655.0 million as of December 31, 2003.

     As of December 31, 2005, our subscribed capital was US$769.8 million, representing 5,437,018,860 shares. On April 14, 2005, the shareholders of the Company approved a capital increase in connection with the merger with its former majority owned subsidiary Masisa S.A. In connection with the increase in share capital, 668 million shares were issued representing US$112.7 million of paid-in capital. There were no common stock capital increases during 2004. On April 23, 2003, the shareholders of Forestal Terranova approved a capital increase of 990.9 million shares (adjusted to reflect merger of Forestal Terranova S.A. and Terranova S.A.) which were subscribed and paid for a total amount of US$90.6 million.

Liquidity

     At December 31, 2005, 2004 and 2003 Masisa’s ratio of current assets to current liabilities was 1.11:1.00, 2.05:1.00 and 1.44:1.00, respectively.

     Total current assets were US$519.8 million, US$467.7 million and US$433.3 million on December 31, 2005, 2004, and 2003, respectively.

     The 11.1% increase in current assets between December 31, 2004 and December 31, 2005 was mainly due to an increase in time deposits, sundry debtors and inventories all due to higher sales. The 7.9% increase in current assets between December 31, 2003 and December 31, 2004 was mainly due to an increase in time deposits from the remaining proceeds from the sale of forestry assets and accounts receivable and inventories, due to higher sales.

     Total current liabilities were US$468.3 million, US$228.6 million and US$300.4 million on December 31, 2005, 2004 and 2003, respectively. The 104.9% increase in current liabilities between December 31, 2004 and December 31, 2005 was mainly due to the change in classification to short-term obligations of long-term obligations maturing in a year, due to the prepayment of Terranova’s A and B long term bonds announced in December 2005, an increase in short-term bank borrowings and dividends paid, offset by cash generation. The decrease of 23.9% of current liabilities between December 31, 2003 and December 31, 2004 was mainly due to a decrease in short-term bank borrowings and in the short-term portion of long-term bank borrowings, principally due to the repayment of short term debt with proceeds from the sale of forestry assets and the partial repayment of Masisa’s fixed rate bond issuance with cash generated internally.

Research and Development

     Our research and development efforts do not involve material expenditures, as we rely primarily on technology and equipment purchased or licensed from foreign companies.

Trend Information

     For a discussion of trend information, see “Item 5. Operating and Financial Review and Prospects.”

Off-Balance Sheet Arrangements

     We have guaranteed certain debt of our un-consolidated Venezuela subsidiary, Oxinova C.A., of which IITSA has a 49% ownership interest. As of December 31, 2005, the outstanding balance of the guaranteed Oxinova credit facility with the Banco Chile was US$4.9 million, maturing on November 2006.

     Other than the guarantees described in the previous paragraph, we do not have any other off-balance sheet arrangements including any transactions, agreements or other contractual arrangements involving any other unconsolidated entity under which we have:

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

     See Note 21 to the Consolidated Financial Statements for a more detailed discussion of contingencies, including guarantees.

Contractual Obligations

     The following table summarizes our significant long-term contractual obligations as of December 31, 2005.

Payments due by period		Less Than 1	1-3	3-5	More Than 5
(in millions of US$)	Total	Year	Years	Years	Years

Long-term debt obligations	534.7	261.3	181.6	33.6	58.2
Capital lease obligations	-	-	-	-	-
Operating lease obligations(1)	7.2	1.6	2.0	1.7	1.9
Purchase obligations(2)	212.3	18.2	36.4	36.4	121.3
Other long-term liabilities on the	-	-	-	-	-
company’s balance sheet under GAAP
Total Contractual Obligations	754.2	281.1	220.0	71.7	181.4

(1)	Operating lease obligations include long-term forestry land lease agreements in Masisa Brazil and our short and long-term office and facility leases. For information regarding our leased properties, see “Business — Description of properties”
(2)	Purchase obligations include a long-term resin supply contract with Oxinova in Venezuela that requires us to purchase a minimum amount of resin yearly and a long-term forestry rights contract with the government of Venezuela that requires us to purchase and harvest a minimum amount of timber yearly. In the case of the long- term forestry rights contract, we pay fines if we do not purchase and harvest the minimum amount. During 2002, 2003 and 2004, we did not purchase the minimum required amount. We paid a fine for the amount of US$0.5 million for 2002 but have not yet received a fine for 2003, 2004 or 2005 as we were in the process of renegotiating our contract with the Venezuelan government. Given the relatively small amounts of the fines, we do not feel this materially affects our business. As of March 2006, this contract was terminated.

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

     The principal effects of changes in the local currency-U.S. dollar exchange rate are manifested in certain monetary assets and liabilities denominated in local currencies, which have been subject to periods of exposure to exchange rate fluctuations and have had material effects in our results of operations. These effects have principally resulted from exposure to exchange rate fluctuations with respect to the Chilean peso, Argentinean peso, Brazilian real, Venezuelan Bolivar and Mexican peso. Specifically, we recorded a charge for US$1.7 million in 2005 and US$2.5 million for 2004 associated with recoverable taxes denominated in Venezuelan bolivares. We recorded a gain for US$2.9 million in 2005 and US$1.3 million in 2004 as a result of the appreciation of the Chilean peso against the U.S. dollar associated with certain accounts receivables denominated in Chilean pesos. We recognized a charge for US$10.0 million in 2005 and US$7.8 million for 2004 due to our bonds denominated in UF. Additionally, we recorded a charge of US$1.9 million in 2005 and US$1.2 million in 2004 associated with financial liabilities denominated in Venezuelan bolivares.

Critical Accounting Policies

     A summary of our significant accounting policies is included in Note 2 of the Consolidated Financial Statements, which are included in this annual report. The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying footnotes. Our estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and require management’s most subjective judgments. Our most critical accounting policies and estimates are described below.

Property, plant and equipment

     The key judgments Masisa must make under the property, plant, and equipment policy include the estimation of the useful lives of its various asset types, the election to utilize primarily the straight-line method for recording depreciation, management’s judgment regarding appropriate capitalization or expensing of costs related to fixed assets, and its determination that no impairment exists.

     Property, plant, and equipment is stated on Masisa’s balance sheet at cost less accumulated depreciation. Depreciation of buildings, equipment, and other depreciable assets is determined using primarily the straight-line method. The estimation of useful lives for fixed assets impacts the level of annual depreciation expense recorded. In estimating the useful lives and expected residual value of fixed assets, Masisa has primarily relied on actual experience with similar plant and equipment and recommendations from engineers and manufacturers. Utilization of the straight-line method for recording depreciation or any of the other acceptable methods for depreciating assets will result in the same amount of depreciation over the life of an asset; however, the amount of annual depreciation expense and the resulting carrying amount of net property, plant, and equipment can vary significantly depending on the method elected.

     Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Maintenance and repair costs are expensed as incurred. Masisa’s evaluation of whether an expenditure related to property, plant, and equipment substantially improves and/or increases the useful life of an asset and is appropriately capitalized as an addition to the asset’s cost basis or is expensed as normal maintenance and repair expense can significantly affect results of operations for a given period, as well as its financial position.

     Property, plant, and equipment assets are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires Masisa’s estimate of future cash flows generated by each asset or group of assets. In addition, Masisa must make assumptions regarding product pricing, raw material costs, volumes of product sold, and growth rates to analyze the future cash flows for asset impairment assessments. If our estimates of projected undiscounted future cash flows were too high by 10%, there would be no impact on the reported value of property, plant and equipment test for impairment on our Consolidated Balance Sheet. Management believes that the estimates of future cash flows are reasonable; however, changes in estimates of such cash flows, changes in the likelihood of alternative outcomes, and changes in estimates of fair value could affect the evaluations.

Forests

     Masisa determines the value of its forests by a technical appraisal process. Masisa appraises the value of its forests annually, based on the expected present value of future cash flows to be generated by its forests. This discounted cash flow analysis takes into account the forecasted harvests for the upcoming years based on tree growth and fluctuations in the cost and price of wood products.

     Masisa initially carries a new plantation at the historical cost including tree development and forest maintenance. When the technical appraisal indicates that the value of a plantation has changed because it begins to have commercial value, Masisa accounts for this by increasing or decreasing forestry plantations (which is a part of property, plant and equipment) and making a corresponding increase or decrease to the forestry reserves component of shareholders’ equity.

     At the end of each year, Masisa moves to inventory the appraised value of trees it expects to harvest in the next twelve months. Masisa carries these trees in inventory at appraised value until harvesting. No reduction in shareholders’ equity is made when standing trees are moved to inventory in anticipation of harvesting.

     The reserve is reversed from shareholders’ equity and from Masisa’s assets when the forestry plantation is sold.

     When Masisa appraises the value of its forests it makes judgments about estimated growth rates, current market conditions and statistical techniques. The value of Masisa’s forests is significant and, accordingly, the results of these judgments can have material affects on the reported amounts of assets and shareholders’ equity on Masisa’s balance sheet. If the estimated appraised value of our timber resources were too high by 10%, our net equity and the reported value of our forests assets would be overstated by US$38.5 million and US$56.4 million, respectively. However, there would be no impact on our reported net income as the changes to fair values of forests has no impact on earnings as discussed above.

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

     Significant estimates and judgments are required to determine the volume of timber available for harvest over the harvest cycle. Some of the factors affecting the estimates are changes in weather patterns, the effect of fertilizer and pesticide applications, changes in environmental regulations and restrictions that may limit Masisa’s ability to harvest certain timberlands, changes in harvest plans, the scientific advancement in seedling and growing technology, and changes in harvest cycles.

Inventories

     Inventories of finished goods, forests and plantations in the process of exploitation, materials and supplies are stated at the lower of direct production cost or market (net realizable value), primarily using the average cost method. Finished goods include certain indirect costs as appropriate. Determination of the net realizable value of each component of inventory is based on the current invoice price. Forests and plantations in the process of exploitation are stated at the commercially appraised value at which these forests were transferred from fixed assets. These estimates can affect the carrying value for inventories, and any required inventory write-down can affect results of operations in both current and future periods. Our inventory reserves at December 31, 2005 amounted to US$5.4 million which represents 2.4% of our total inventory of finished goods, materials and supplies. Additionally, our inventory write-downs for the year ended December 31, 2005 represented 0.3% of our cost of sales during the same period. Had our inventory reserves and write-downs been underestimated by 10%, our cost of sales would not be materially affected.

Deferred income tax

     Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants. The effects of deferred income taxes at January 1, 2000, which were not previously recorded, are recognized in income beginning in 2000 as the temporary differences reverse. Under Technical Bulletin No. 60, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will be realized. In making this determination, Masisa considers both positive and negative evidence and make certain assumptions, including projections of taxable income. Changes in these assumptions may have a material impact on results. If our projections of taxable income were too high by 10% there would be no impact on the balance of our reported valuation allowance at December 31, 2005.

Differences between Chilean GAAP and U.S. GAAP

     Our Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 23 to our Consolidated Financial Statements included in this annual report for a discussion of these differences and their effect on our results of operations.

     Our net income determined under U.S. GAAP would have been US$24.9 million in 2005 and US$71.4 million in 2004, as compared with net income under Chilean GAAP of US$24.4 million in 2005 and net income of US$56.8 million in 2004. These differences could be material to the financial information presented in accordance with Chilean GAAP. The main differences affecting the determination of net income include the different treatment for acquisition accounting and related amortization of goodwill, capitalization of interest and exchange differences, adjustments for differences in the deferred tax provision as calculated under U.S. GAAP, and certain expenses related to derivative instruments that do not qualify as hedging relationships under U.S. GAAP.

     Shareholders’ equity determined under U.S. GAAP would have been US$874.8 million in 2005 and US$574.9 million in 2004, as compared with shareholders’ equity under Chilean GAAP US$1,094.3 million in 2005 and US$778.1 million in 2004, principally due to adjustments for the revaluation of timber resources, capitalization of interest, the impact of changes in reporting and functional currency, provisions for deferred income taxes and goodwill amortization.

     On May 31, 2005, the merger by incorporation of our former subsidiary Masisa S.A. into and with the Company became effective (See Note 1 to the Consolidated Financial Statements included in this annual report). Under Chilean GAAP, the transaction, including the acquisition of the 47.566% minority interest of Masisa, was accounted for as a merger of commonly controlled companies on a prospective basis as of January 1, 2005. Accordingly, Masisa was treated as if it had always been part of the Company, and the historical values of the Masisa assets and liabilities were combined with the Company’s. Historical financial statements for periods prior to the merger are not restated under Chilean GAAP. Under U.S. GAAP the acquisition of the 47.566% minority interest of Masisa was accounted for in accordance with the purchase method of accounting. The acquired 47.566% minority interest of our former subsidiary Masisa S.A. was incorporated into the Company (formerly known as Terranova S.A.) using the purchase price as determined based on the market value of the Company’s shares offered in accordance with the step acquisition method for the newly acquired interest of our former subsidiary. The book values of individual assets and liabilities were adjusted to their fair values on the acquisition date for the proportional interest of our former subsidiary that was acquired. From a U.S. GAAP perspective, goodwill and intangible assets with indefinite lives are not amortized.

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

     Our current directors are as follows:

Directors	Position	Age

Julio Moura	Chairman	54
Ronald Jean Degen	Vice-President	62
Patrick A. Nielson	Director	55
Jorge Carey T	Director	63
Juan Carlos Méndez G	Director	60
Enrique Seguel M	Director	67
Antonio Tuset J	Director	62

     Unless otherwise noted, the business address of each director is Avenida Apoquindo 3650, Piso 10, Las Condes, Santiago, Chile.

     Julio Moura, 54 years old, has been the Chairman of our Board of Directors and Chairman of the Board of Directors of Masisa since 2002. Mr. Moura has also served as Chairman of the Board of Directors and Chief Executive Officer of Grupo Nueva since 1998. Grupo Nueva, a holding company, is, beneficially, a controlling shareholder of Masisa. He has served as Member of the Executive Committee and Executive Vice-President for the Schindler Group and Sika Finanz in Switzerland, as well as Director of companies belonging to these Groups and of Messerli A.G., among others. From 1980 until 1983 he was Senior Associate of the Consulting Company Booz Allen & Hamilton. Mr. Moura obtained a degree in mechanical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland and holds an MBA of M.I.T., Sloan Management School of Management, USA.

     Ronald Jean Degen, 62 years old, became Vice-President of our Board in 2003. He is also the Chairman, President and Chief Executive Officer of The Plycem Company and a Director of the Board of Amanco. Mr. Degen has served as Vice-President for Mergers and Acquisitions of Grupo Nueva. Prior to joining Grupo Nueva, Mr. Degen was Chairman of the Board, President and Chief Executive Officer of Amanco Brasil, a PVC pipe manufacturer and affiliate company of Grupo Nueva, from 2000-2004. He was also President and Chief Executive Officer of Companhia Paulista de Força e Luz (CPFL), a Director of the Board of Bandeirantes de Energia, a Director of the Board of Mercado Atacadista de Energia (MAE), President and Chief Executive Officer of Schindler Brasil, Vice-President of Grupo Abril, Executive Director and Chief Operating Officer of Editora Abril, Executive Director and Chief Executive Officer of Listel, Executive Director of Indústria Villares and Project Director of Booz Allen & Hamilton International. He has a Professional Electrical Engineering Degree from Escola de Engenharia Mauá Brazil, is a Graduate in Automation from the Swiss Federal Institute of Technology (ETH) Switzerland, and has an MBA from the University of Michigan, USA.

     Patrick A. Nielson, 55 years old, became a Director on our Board of Directors in 2003. He has served as the Vice-President, General Counsel and Secretary of Grupo Nueva since 2002. He has also served on the Board of Directors of Masisa S.A. since 2002. Prior to 2002, he was Vice-President, General Counsel—Food Operations and Vice-President International Legal and Regulatory Affairs of Dole Food Company, Inc., a food company, where he began working in 1983. He has also been a member of the Board of Directors of Pascual Hermanos, S.A. of Spain

and The Western Growers Association. Mr. Nielson holds a Bachelor of Arts in Political Science from Lewis & Clark College and a Juris Doctor from Hastings College of the Law, University of California.

     Jorge Carey T., 63 years old, has served as a Director on our Board since 2004. Mr. Carey also serves on the board of directors of Masisa since 2002. He has been a senior partner of Carey y Cia., a Chilean legal firm, since 1976. Carey y Cia. serves as outside counsel to Masisa from time to time. Mr. Carey is a board member of several publicly traded corporations, including Cemento Melón S.A. (of which he is the Chairman), Quebrada Blanca S.A., Enaex S.A. and CCU. He is also a board member of several other Chilean institutions, including Corporación del Patrimonio Cultural de Chile and Consejo Nacional de Television and of several non-Chilean organizations, including Aur Resources Inc in Toronto, Canada, The Center for International and American Law in Dallas, Texas, U.S.A. and the Moneda Chile Fund in Bermuda. Mr. Carey worked early in his career for three years as a staff attorney in Washington D.C. for the International Monetary Fund and the International Finance Corporation. He has been a professor of law at the Catholic University of Chile Law School and chairman of both the Chilean British Chamber of Commerce and the Chile Canada Chamber of Commerce in Santiago, Chile. He received his law degree from the Catholic University of Chile Law School and a Master's degree in Comparative Jurisprudence from the School of Law of New York University where he was a Fulbright scholar.

     Juan Carlos Méndez G., 60 years old, joined the Company in 1994, and has served as a Director on our Board since 1994. In addition, Mr. Méndez serves as an Executive Director of David Del Curto S.A., Director of the Board and the Audit Committee of Cap S.A., Director of the Board of Moneda AFI, and member of the Audit Committee of Banco Estado Chile. Mr. Méndez has also served as a Director of Novaterra and lansa. Mr. Méndez holds a degree in agricultural engineering from the Catholic University of Chile, a masters degree in agricultural economics from the Catholic University of Chile and a masters degree in economics and is a candidate for a PhD in economics from the University of Chicago, USA.

     Enrique Seguel M., 67 years old, joined the Company in 2004, and has served as a Director on our Board since April 2004. Mr. Seguel has served as Chief Executive Officer of Inmobilaria y Constructora Germania S.A., a property development company, since 1996 and as President of Asesorias e Inversiones ECAD S.A,, an investment consulting firm, since 1996. Mr. Seguel is a Director of Rhein (Chile) S.A. He has also served as Minister of Finance of Chile, President of the Central Bank of Chile, Director of Entel S.A., Director of Delta S.A. and Director of Invertec S.A. Mr. Seguel holds a Bachelor of Arts in management from the Catholic University of Chile and a MBA from ESADE business school in Spain. He also is a retired General of the Army of Chile.

     Antonio Tuset J., 62 years old, has served as a Director on our Board since June 2005. Mr. Tuset is a board member of several companies including Banmédica S.A., Isapre Banmédica S.A., Cerámicas Industriales S.A., New Briggs (USA), Aeropuerto Internacional de Santiago S.A., Sociedad Concesionaria and Industrias Tricolor S.A.. He has served as Advisor to the President of Agrosuper Ltda,, CEO of Celulosa Arauco y Constitución S.A., CEO of Forestal Arauco Ltda., Forestal Celco Ltda., and Forestal Pedro de Valdivia Ltda., Director of Compañía Cervecerías Unidas S.A., Director of Viña Santa Carolina S.A., Director of Alimentos Watt’s S.A., Director of Pesquera Guanaye S.A., Assistant General Manager of the Corporación de Fomento de la Producción and General Manager of Industria Procesadora de Acero S.A. Mr. Tuset holds a business degree and is a certified accountant from the University of Chile and holds a diploma in philosophy from the Universidad de Los Andes.

Board Committees

     Directors Committee. Under the Chilean Stock Companies Act, all public companies must have a comité de directores, or directors committee, which is responsible for:

  examining and commenting on the financial statements and external auditor’s report that is delivered to the Company prior to the final presentation of such financial information at the annual shareholders’ meeting;
  nominating the external auditors and rating agencies that will be presented for approval at the annual shareholders’ meeting;

  evaluating and reporting to the Board of Directors on transactions with related parties pursuant to Article 89 of the Chilean Stock Companies Act as well as transactions in which a director, manager or executive officer of the Company has an interest as required by Article 44 of the Chilean Stock Companies Act; and
  advising on the compensation of the Company’s senior management.

     Masisa’s directors’ committee is composed of three director members and was created in April 2001. The current members of the committee are Enrique Seguel, Juan Carlos Méndez and Antonio Tuset.

     Audit committee. Our board of directors has established an audit committee which currently consists of Antonio Tuset, Enrique Seguel, Ronald Jean Degen and Patrick Nielson. Our board of directors has determined that all of our audit committee members meet the criteria for independence set forth in Rule 10A-3(b)(1) of the U.S. Securities Exchange Act of 1934, and under Rule 10A-3(b)(1)(iv)(D) for Masisa's audit committee to include as members two non-voting representatives of the controlling shareholders. Our audit committee is responsible for, among other things:

  assuring the integrity of financial statements;
  reviewing accounting policies;
  monitoring legal and regulatory compliance by the Company;
  discussing audited financial reports with the external auditors;
  proposing external auditors to the board of directors;
  reviewing and discussing with the external auditors the Company’s internal controls; and
  evaluating potential claims and litigation as well as strategies for managing such risks.

     Compensation Committe: The Compensation Committee currently consists of Enrique Seguel (Chairman), Antonio Tuset, Ronald Jean Degen and Patrick Nielson. The main functions of this committee are:

  To review and approve corporate objectives in reference to remuneration and compensation of the Chief Executive Officer of Masisa., including by determining clear economic objectives for the Company.
  To evaluate the performance of the Chief Executive Officer according to the objectives defined and, based on such evaluation, to make proposals to the Board regarding the compensation of the Chief Executive Officer.
  To review the level of remuneration of each second line executive (division managers and the corporate management line), together with the compensation structure, the criteria for the payment of variable incentives, the benefits related to the position and other strategies for the retention of key personnel.
  To determine the most appropriate way to motivate the Company’s executives and provide incentives for them to use their talents and experience for the benefit of the organization.

     Disclosure Committee: The Disclosure Committee currently consists of the Enrique Cibie (Chairman), Patricio Reyes, Alejandro Droste, Rodrigo Saldivia (Chief Accounting Officer) and Claudio Ugarte (Internal Control). The main functions of this committee are:

  To review the Financial Statements

  To review important events filings and other communications to the Chilean Superintendence of Securities and Insurance (SVS)
  To assure the timely disclosure and treatment of material information

Senior Management

     Our current executive officers are as follows:

Executive Officers	Position	Age

Enrique Cibié B	Chief Executive Officer	52
Alejandro Droste B	Chief Financial Officer	40
Maria Emilia Correa	Chief Social and Environmental Officer	48
Leo Schlesinger	Chief Human Resources Officer	35
Patricio Reyes U	General Counsel	38
Ignacio González	Chief Communications and Brand Officer	40
Eduardo Vial R-T	Chief Operations and Supply Chain Officer—Boards Division	51
Alejandro Espinosa	Chief Operating Officer—Retail Division	50
Tomas Morales J	Chief Officer—Solid Wood Division	36
George MacConnell	Chief Executive Officer—Masisa USA	58
Jorge Correa D	Chief Officer—Forestry Division	57
Matias Mackenna G.H	Corporate Development Officer	32
Jaime Valenzuela F	Chief Operating Officer—Boards Division (Latin America)	53

     Enrique Cibié B., 52 years old, joined Masisa in September 2005 and has served as Chief Executive Officer of Masisa since then. Prior to joining Masisa he was Chief Executive Officer of Farmacias Ahumada S.A. from 2001 to 2005 leading its internazionalization process within Latin America. He is currently Chairman of the Board of Boticas FASA and Terramater S.A. and he is on the Board of Directors of Interamericana Compañía de Seguros de Vida S.A., Fundación Alter Ego, Empresas San Cristóbal and Colegio Mariano de Schoenstatt. Mr. Cibié holds an MBA from Stanford University and a Business degree from Catholic University of Chile.

     Alejandro Droste B., 40 years old, joined Masisa in February 2003, and has served as Chief Financial Officer since then. Mr. Droste is also a Director of Inversiones Internacionales Terranova S.A. Prior to joining Masisa, Mr. Droste was Chief Financial Officer of Masisa do Brasil from 1999 to 2003. Mr. Droste holds a Business degree from the University of Santiago in Chile and a Masters degree in finance from the London School of Economics, in the United Kingdom.

     Maria Emilia Correa, 48 years old, joined Grupo Nueva in 2000, and has served as Vice-President, Social and Environmental Responsibility, since then. In addition, Ms. Correa has served as Chief Social and Environmental Officer for Masisa since July 2004. She divides her time approximately equally between Grupo Nueva and Masisa. Ms. Correa served as Executive Director of Colombian BCSD from 1995 to 2000. Ms. Correa holds a law degree from the Universidad de los Andes of Bogota in Colombia and a Masters degree in sociology from the New School for Social Research, USA.

     Leo Schlesinger, 35 years old, joined Masisa in January of 2005 and has served as Chief Human Resources Officer since then. Prior to joining Masisa, Mr. Schlesinger was Vice President of RRHH for Cigna in the United States and the United Kingdom and Assistant Vice President of Compensation and Benefits for Citibank in Europe, the Middle East and Africa. He was also previously an International Management Associate with Citibank. Mr. Schlesinger has a degree in psychology from Universidad Gabriela Mistral and an MBA from the London Business School.

     Patricio Reyes U., 38 years old, joined Masisa in 1999, and has served as General Counsel since 2002. He also serves as a Director of IITSA, Oxinova S.A. and Forestal Tornagaleones S.A. Prior to joining Masisa, Mr. Reyes worked as associate attorney for Estudio Arturo Alessandri, a Chilean law firm. Mr. Reyes holds a law degree and a Masters degree in corporate law from the Catholic University of Chile. He is a practicing lawyer in Chile as designated by the Supreme Court of Chile and is a member of the Chilean College of Lawyers.

     Ignacio González, 40 years old, joined Masisa in 1993 and currently serves as Chief Communications and Brand Officer. He previously served as the Marketing Manager in Argentina. Prior to joining Masisa, he worked for Banco de Chile. Mr. González holds a degree in Business Administration from the Uiversidad de Chile and a Masters in Marketing from The Universidad de San Andrés in Buenos Aires.

     Eduardo Vial R-T., 51 years old, has served as Chief Operations Officer of our Boards Division since January 2005. Prior to his current position, he was Chief Executive Officer of our former Masisa subsidiary and Chief Operating Officer of our former Masisa subsidiary from 1986 through March 2003. Before joining Masisa, he was in charge of INFORSA’s sawmill operations. Mr. Vial holds a degree in Forestry Engineering from the University of Chile.

     Alejandro Espinosa C., 50 years old, joined Masisa in January of 2006 as Chief Operating Officer for the Retail Division. Before joining Masisa, he spent 25 years with Royal Dutch Shell Group in the following areas: Global Retail Organization at Shell International; Portfolio Projects Manager at Shell Oil Products Latin America; Vice President of Retail, Vice President of Central America and General Manager of Guatemala with Shell Caribbean & Central America; and various jobs including Marketing & Sales Director with Shell Chile. Mr. Espinosa holds a degree in Electrical Engineering from the Universidad de Chile and a postgraduate degree in Business Administration from the Universidad Adolfo Ibáñez.

     Tomas Morales J., 36 years old, has served as the Corporate Manager of Masisa’s solid wood business since November 2005. Prior to his current position, he was the Corporate Development Officer of Masisa from 2003-2004. Prior to joining Masisa, Mr. Morales served as a Senior Consultant for Risk Capital Management, Inc, in New York from 2002-2003. He attended graduate school from 2000-2002. Mr. Morales holds a degree in Forestry Engineering from Universidad Austral de Chile and a Masters in Business Administration from Harvard Business School.

     George MacConnell, 58 years old, joined Masisa in December 2003, and has served as Chief Executive Officer of Masisa USA since December 2003. Mr. MacConnell also serves as a Director of John Wieland Homes, located in Atlanta, GA. Mr. MacConnell served as Chairman and Chief Executive Officer of US Build, a supply chain service company for large production homebuilders, from 2000-2003. He was employed with Georgia Pacific Corporation from 1971-1997 and served as a corporate officer from 1983-1997. Mr. MacConnell was Senior Vice-President in charge of GP’s building products distribution business from 1987-1997. Mr. MacConnell holds a B.S. from Northeastern University in Boston, MA.

     Jorge Correa D., 57 years old, joined Masisa in 1997 and has served as Chief Officer of our Forestry Division since January 2005. Mr. Correa has also served as Chief Executive Officer of Forestal Tornagaleones and Forestal Argentina, forestry subsidiaries of Masisa, since joining the Company in 1997. He divides his time approximately equally among his responsibilities at Forestal Tornagaleones, Forrestal Argentina and as Chief Officer of our Forestry Division. Mr. Correa also works four hours per week as a part-time Professor of Forestry Engineering at the University of Chile and at Mayor University. Mr. Correa holds degree in Forestry Engineering from the University of Chile.

     Matías Mackenna, G.H., 32 years old, joined Masisa in 2003 and has served as Corporate Development Officer since October 2004. Prior to his current position, he was Vice President of Planning and Management Control. Prior to joining Masisa, Mr. Mackenna served in different positions in the planning area of the Angelini Group. Mr. Mackenna holds a degree in Industrial Engineering from the Pontificia Universidad Católica de Chile and a Masters in Business Administration from Babson College.

     Jaime Valenzuela F, 53 years old, joined Masisa in 1981 and currently serves as the Regional Manager for South America. He has previously has served as General Manager of Masisa Argentina and CFO of Masisa S.A. Prior to joining Masisa, Mr. Valenzuela was CFO of Mapal S.A. He holds a Business, Accounting and Statistics degree from the Universidad de Chile and a Masters degree from the Advanced Management Program at the Wharton School of the University of Pennsylvania.

Director and Executive Officer Compensation

     For the period ended December 31, 2005, the aggregate amount of compensation we paid to our directors and executive officers was US$5.8 million. Members of our board of directors received per diem fees for attendance at meetings of the board and Directors’ Committee meetings, as applicable. We adopted a new profit sharing plan for its directors at an extraordinary shareholders’ meeting held on June 6, 2005. Under the new plan, our directors receive 1.5% of our annual consolidated net income with the Chairman and Vice-President of the board receiving five times and two times, respectively, the amount received by the other directors and with a maximum of US$40,000 for directors, US$80,000 for the Vice-President and US$200,000 for the Chairman. Prior to the new plan, we had a profit sharing plan for our directors under which the directors received the excess of 1.5% of dividends paid over their annual per diem fees. Through December 31, 2004, we have never distributed sufficient dividends such that 1.5% of those dividends was greater than our directors’ per diem fees and therefore have never paid a portion of our dividends to our directors. However, during 2006 we expect to distribute profits to our directors under such plan with respect to our 2005 operating results. Neither we nor our subsidiaries maintain any pension or retirement programs for our or their directors or executive officers, respectively.

     The table below sets forth compensation paid to directors for the year ended December 31, 2005.

DIRECTOR COMPENSATION

	Per Diem for	Per Diem for
	attendance at	attendance at	Profit
Directors	board meetings	directors committee	sharing

	US$	US$	US$
Julio Moura	130,000	–	16,906
Patrick A. Nielson	47,500	1,800	8,453
Michael Stuart-Smith	–	–	8,607
Ignacio García Reyes	–	–	1,799
René Reyes Shifferli	–	–	1,799
Jorge Carey Tagle	47,500	–	6,654
Juan C. Méndez Gonzalez	47,500	4,200	8,453
Enrique Seguel	47,500	4,200	6,654
Antonio Tuset J.	35,000	2,400	–
Ronald JeanDegen	82,500	–	8,453
Carlos Marin Olalla	5,000	–	–

Total	442,500	12,600	67,776

     We paid our executive officers an aggregate amount of compensation of US$5.4 million and severance payments of US$0.35 million during the period ended December 31, 2005. Chilean law does not require us to disclose annual compensation for our executive officers on an individual basis. None of our executive officers received any securities pursuant to a bonus or profit sharing plan.

Share Ownership

     None of our officers or directors beneficially owned any of our shares as of December 31, 2005. The Company has no stock option plan for its directors, executive officers or employees.

Employees

     As of December 31, 2005, we had 4,782 employees, including employees of all our Chilean, Brazilian, Venezuelan, Argentinean, Mexican, U.S., Colombian, Peruvian and Ecuadorian subsidiaries. The significant increase in the number of employees in 2004 is due mainly to changes in Chile’s labor code that required us to contract workers that were previously sub-contracted. The following table sets forth the number of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2005:

EMPLOYEES BY JOB-CATEGORY(1) AND LOCATION

	Executives			Professionals			Workers			Consolidated

December 31,	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005

Chile(2)	82	51	65	403	396	446	1,417	2,026	2,250	1,902	2,473	2,761
Brazil	12	8	8	99	89	89	733	820	886	844	917	983
Venezuela	16	15	14	171	114	114	191	234	255	378	363	383
United States	7	2	3	14	23	53	50	62	35	71	87	91
Mexico	11	9	8	53	73	76	125	112	111	189	194	195
Colombia	5	1	2	6	7	8	6	1	1	17	9	11
Costa Rica	1			3			1			5
Argentina(3)	9	11	12	45	46	47	142	290	289	196	347	348
Peru/Ecuador	1	1	1	5	5	5			4	6	6	10

Total	144	98	113	799	753	838	2,665	3,545	3,831	3,608	4,396	4,782

(1) Executives include the CEO, Chief Managers, Deputy Chief Managers and Plant Head Managers. Professionals include Middle Managers, Supervisors and professionals in positions without supervision. Workers include all employees other than executives and professionals.

(2) Includes Forestal Tornagaleones and Masisa Partes y Piezas.
(3) Includes Forestal Argentina.

     Chile. As of December 31, 2005, we had 2,761 permanent employees in Chile. Approximately 60% of our Chilean employees are represented by ten labor unions.

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

     During 2005, we negotiated collective bargaining agreements with one union and did not experience any work stoppages in Chile. The agreements are for 48-month terms and will expire during 2009. We believe we have good relationships with the labor unions. We have no reason to believe that future collective bargaining processes will not follow past practice and we do not anticipate any work stoppages at any of our facilities. Compensation for unionized personnel and employees is established in accordance with the relevant collective bargaining agreements. Pursuant to these agreements, employees receive a salary according to a scale that is based upon job function, performance and seniority. Unionized employees also receive certain benefits provided for by law and certain benefits that vary depending upon the terms of their collective bargaining agreement.

     All employees who are dismissed for reasons other than misconduct are entitled by law to severance pay. Non-unionized permanent employees are entitled to a basic payment of one month’s salary (with a maximum of UF90, equivalent to US$2,719 as of December 31, 2005) for each year or fraction thereof worked, provided that the fraction is at least six months. This severance payment is limited to a total payment of no more than 11 months’ salary for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limitation.

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

     Brazil. As of December 31, 2005, we had 983 permanent employees in Brazil. Approximately 4% of our Brazilian employees are represented by labor unions.

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

     Venezuela. As of December 31, 2005, we had 383 permanent employees in Venezuela.

     Approximately 50% of our Venezuelan employees are represented by labor unions.

     Venezuelan law protects the rights of our workers, whether unionized or specially organized as a group, for the purpose of the collective bargaining process (“Negotiating Group”) to strike in the event that an agreement on labor contracts is not reached. Labor relations for unionized and non-unionized employees in each of our facilities are governed by one or more separate collective bargaining agreements between us and one or more of the unions or Negotiating Groups of which our Venezuelan employees are members.

     During 2005, we did not have any collective bargaining negotiations with any of the unions in Venezuela. During 2004, we negotiated collective bargaining agreements with two unions and did not experience any work stoppages in Venezuela. The terms of the agreements are for 36 months.

     We do not maintain any pension or retirement programs for our employees in Venezuela. Based on total payroll, we make monthly contributions to severance indemnity plans, government pension and social security, and such payments are expensed as incurred. We do not have any liability for the performance of the pension plans or any pension payments to be made to our employees in Venezuela.

     Argentina. As of December 31, 2005, we had 348 permanent employees in Argentina.

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

     We do not maintain any pension or retirement programs for our employees in Argentina. As in Chile, pension plans in Argentina are administered by independent Administradoras de Fondos de Jubilaciones y Pensiones (Pension Fund Managers). We do not have liability for the performance of the pension plans or any pension payments to be made to our employees in Argentina.

     Mexico. As of December 31, 2005, we had 195 permanent employees in Mexico. Approximately 35% of our Mexican employees are unionized and are all represented by one labor union.

     In Mexico as in Brazil and Argentina, collective bargaining agreements are negotiated on an industry-wide basis. Our employees at Maderas y Sintéticos de México S.A. de C.V. and Maderas y Sintéticos Servicios S.A. de C.V. belong to one industry-wide union, and all of the collective bargaining agreements between those companies and the union are the result of industry-wide collective bargaining. The collective bargaining agreements are renewed each year. The current collective bargaining agreement was entered into in January 2005.

     All employees who are dismissed for reasons other than misconduct are entitled by law to severance pay equal to three months salary plus twelve days salary for each year or fraction thereof that the employee has worked for the company.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     Except as otherwise noted, the following table sets forth information concerning the beneficial ownership of our shares as of May 31, 2006, for the following each person or entity who is known by us to own beneficially more than 1% of our outstanding shares. None of our officers or directors beneficially owned any of our shares as of May 31, 2006.

     We are required under Chilean regulations to disclose our twelve largest shareholders, and this information is also included in the following table. None of our major shareholders have different voting rights than any other shareholder of our company.

     The number and percentage of shares beneficially owned by each shareholder is determined in accordance with Rule 13d-3 of the Exchange Act and the information provided below is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which the individual or entity has voting power and/or investment power and any shares that the individual has the right to beneficially acquire within sixty days of the date of this document through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes or table, each person or entity has sole voting and investment power (or shares that power with his or her spouse) with respect to the shares shown as beneficially owned.

     Our only outstanding voting securities are shares of our common stock without nominal (par) value. As of May 31, 2006, there were 5,667,746,406 shares (excluding treasury shares), with no nominal (par) value, of Masisa issued and outstanding. Twenty record holders resident in the United States held 444,844,069 shares as of May 31, 2006.

Shareholder	Total Beneficial Ownership	Shares Owned Percentage of Outstanding Shares

GRUPO NUEVA S.A.	1,586,458,695	28.0%
INVERSIONES FORESTALES LOS ANDES S.A.	1,406,489,402	24.8%
AFP PROVIDA S.A.	411,989,693	7.3%
AFP HABITAT S.A.	381,074,587	6.7%
THE BANK OF NEW YORK	354,812,532	6.3%
AFP CUPRUM S.A.	238,513,647	4.2%
AFP BANSANDER S.A.	222,634,793	3.9%
AFP SANTA MARIA S.A	152,168,101	2.7%
BANCHILE CORREDORES DE BOLSA S.A.	72,496,814	1.3%
MONEDA SA AFI PARA PIONERO FONDO DE INVERSION	56,663,007	1.0%
OTROS	784,445,135	13.8%

*	Grupo Nueva S.A. owns 99.9% of the outstanding share capital of Inversiones Forestales Los Andes S.A.

     As of May 31, 2006, GrupoNueva, Masisa’s largest shareholder, directly and indirectly owns 52.8% of Masisa’s common stock. Nueva Holding Inc. (“Nueva Holding”), a foreign corporation, owns 100% of GrupoNueva’s shares through a chain of successive companies. The final and irrevocable owner of 100% of Nueva Holding’s shares, through a chain of successive companies, is the Bamon Trust Company Limited (“Bamon”), which acts as trustee representing the interests of the Viva Trust. Bamon acquired Nueva Holding stock as a result of an irrevocable donation by its former owner and Swiss entrepreneur Stephan Schmidheiny. Viva Trust was constituted under the laws of the Bahamas and its administration is, ultimately, controlled by Mr. Schmidheiny.

     On April 23, 2003, Forestal Terranova’s shareholders approved a capital increase of US$100.0 million divided into 990,897,167 shares, as adjusted to reflect the merger by incorporation of Forestal Terranova S.A. with and into Terranova S.A. As a result of the capital increase, all Terranova’s shareholders were entitled to preemptive rights to purchase shares. On June 27, 2003, Grupo Nueva S.A. Suizandina and Los Andes exercised their rights to subscribe for 63,308,873 shares and 56,165,441 shares, respectively, which was less than the total number of shares for which either company was entitled to subscribe. As a result, the interest of Grupo Nueva and Los Andes was reduced from approximately 42.44% and 37.65%, respectively, immediately prior to the capital increase, to 40.49% and 35.89%, respectively, immediately following the capital increase.

     All of the outstanding share capital of VIVA Finance is owned by the Bamont Trust Company Limited, as trustee (the “Trustee”) of the VIVA Trust (the “VIVA Trust”), an irrevocable trust established for the benefit of certain charities and charitable purposes under the laws of the Commonwealth of The Bahamas. The Trustee is a Bahamian company. The Trustee manages the VIVA Trust property as directed by the advisory committee (the “Advisory Committee”) of the VIVA Trust. All of the VIVA Finance shares were contributed to the VIVA Trust by Stephan Schmidheiny (the “Settlor”) on April 3, 2003.

     The Advisory Committee is a committee established as part of the VIVA Trust which must consist of between two and seven members and may only act by majority vote. The Advisory Committee, through the Trustee, controls VIVA Finance. None of the members of the Advisory Committee currently have, nor may any of them have at any future time, an economic interest in the property held in trust by the VIVA Trust.

     Pursuant to the terms of the VIVA Trust, the members of the Advisory Committee and the Trustee may be appointed and removed, subject to applicable law, by the Protector of the VIVA Trust (the “Protector”). The current protector of the VIVA Trust is Roberto Artavia Loria. In addition, the Protector casts the deciding vote on any matter voted on by the Advisory Committee in the event of an even cast of votes by its members. The Settlor does not currently have, and cannot have at any future time, an economic interest in the property held in trust by the VIVA Trust. The Settlor may, however, appoint and remove the Protector subject to applicable law. In connection with the structure described above, each of Stephan Schmidheiny, as Settlor, and Roberto Artavia Loria, as Protector, may be deemed to have or share voting or investment power with respect to shares of our common stock held by Grupo Nueva and Los Andes.

     For information regarding limitations on certain share purchases see “Item 10. Additional Information—Memorandum and Articles of Association.”

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

     Accounts receivable from related companies are commercial accounts and loans granted to subsidiaries to carry out their activities. These accounts receivable in some cases accrue interest at the 180-day London Interbank Offering Rate (“LIBOR”) plus a spread ranging from 1.7% to 2.2% . Maturities of these loans are subject to cash availability of our subsidiaries, while commercial accounts have normal collection terms. For more information regarding transactions between us and our related parties, see Note 6 to our Consolidated Financial Statements.

     In 1999, we entered into a long-term supply contract with Oxinova C.A., our affiliate in Venezuela, which requires us to purchase all of our resin from Oxinova C.A. Pursuant to the contract, we also have the obligation to purchase an annual minimum amount of resin from Oxinova C.A. Although the contract holds that we have to buy all of our resin from Oxinova C.A., the agreement also allows us to accept other competitive offers to purchase resin from other resin suppliers in the market, pursuant to certain conditions established in the agreement.

     In June 2003, Forestal Terranova S.A. entered into an administrative services agreement with Masisa. Pursuant to this agreement, Masisa provided Forestal Terranova S.A. with administrative management services in corporate areas of its business, including human resources, information technology, and treasury. Under the same agreement, Forestal Terranova S.A. provided to Masisa legal services and administrative management services for corporate areas including supply chain management and social and environmental responsibility. The services provided to Forestal Terranova S.A. by Masisa and by Forestal Terranova S.A. to Masisa with respect to such areas of our operations included guidance regarding, among other things, the staffing and assigning of personnel to operations, the organization of sub-divisions of our main corporate areas, the pricing and contracting of external service contractors and suppliers, and the re-negotiation of existing contracts and business relationships. Upon completion of the merger by incorporation of Masisa into and with Terranova, this contract expired.

     In addition, in 2003, Terranova S.A. entered into other service agreements with Masisa at the subsidiary level of several of Terranova S.A.’s respective businesses. In Brazil, Masisa Madeiras, which was formerly known as Terranova Brasil, entered into an administrative and forestry services agreement with Masisa do Brasil Limitada. Under this contract, as amended and restated on January 1, 2005, Masisa Brasil provides administrative management for both companies in Brazil. Masisa Madeiras pays Masisa Brasil a monthly fee of US$38,477.70 for these services. Likewise, Masisa’s Mexican subsidiary, Masisa Mexico, entered into a similar administrative management and financial services agreement with Masisa Servicios, another of Masisa’s Mexican subsidiaries. Pursuant to this agreement, Masisa Servicios manages administrative and financial corporate services for Masisa Mexico. Masisa Servicios charges Masisa Mexico the cost of the administrative services in addition to a five percent commission rate. Masisa Servicios charges Masisa Mexico a monthly fee of approximately US$297,000. In addition, Terranova Mexico leases a small amount of office space from Masisa Mexico in Mexico City, and, through 2004, Masisa Mexico leased from Terranova Mexico office space in Mexico City.

     In 2004, Masisa USA, entered into an agreement with Masisa and Masisa Argentina under which Masisa USA sells and distributes MDF mouldings produced by Masisa and Masisa Argentina in the United States. The terms of the agreement provide that Masisa USA will purchase MDF mouldings from Masisa and Masisa Argentina according to specific orders Masisa USA receives from its customers. Masisa USA pays the purchase price that its clients pay for the MDF mouldings less a discount of three percent commission and logistical and other transport costs.

     With effect as of January 1, 2003, Terranova S.A. entered into a three-year management contract with Masisa for Masisa’s management of Terranova S.A.’s indirect subsidiary, Fibranova C.A. Fibranova C.A. owned board production installations in Puerto Ordaz, Venezuela. Under this agreement, Masisa had administrative control of Fibranova’s operations, including, with some restrictions, management of all areas of that company, including senior management, finance and administration, marketing, commercial and human resources. This contract was terminated upon the merger of Masisa with and into Terranova S.A. in May of 2005.

Item 8. Financial Information

Consolidated Financial Statements

     See “Item 18. Financial Statements” and pages F-1 through F-68.

Export Sales

     For a discussion of the Company’s export sales, see “Item 4. Information on the Company—Wood Product Sales” and “Item 5. Operating and Financial Review and Prospects—Results of Operations.”

Legal and Arbitration Proceedings

     Chilean law protects the rights of indigenous people. Since 1992, disputes have arisen among Chile’s indigenous communities and the forestry industry. We are currently named in three land disputes with communities claiming rights to ancestral land or tenure rights based on titles granted by decree at the beginning of the 19th Century. These disputes could imply partial or total overlap with our legal titles to the land involved in such disputes. The total amount of land as to which our title is disputed is 1,706 hectares or 1.4% of our total land. During 2000, 2001 and 2002 we were in negotiations with several communities and their representatives in order to resolve and avoid possible conflicts. On November 9, 2001, Forestal Millalemu (a subsidiary of ours which was merged into us in 2003) signed an agreement with three indigenous communities in connection with disputes regarding our Santa Elisa and Porthue properties. With this agreement we resolved our conflicts with these three native communities and agreed to use labor from the indigenous communities in the next harvest season with respect to approximately 200 hectares of the disputed lands. After the initial harvest, we also granted the three indigenous communities the right to use 5,000 square meters of land in the Santa Elisa and Porthue properties for their own use for two years. These agreements allowed us to further solve our conflicts with certain indigenous communities and continue our cooperation with them in order to achieve resolution of our disputes. On April 24, 2005, we sold 363.3 hectares near Purén in Chile’s Region IX to Corporación Nacional de Desarrollo Indigena (National Corporation for indigenous Development) for a total purchase price of Ch$382,967,235. The sale of this property settled the claim to title over such land by the Mapuche community. For more information regarding our legal proceedings, see Note 21 to our Consolidated Financial Statements.

     By way of Resolution No. 203, the Servicio de Impuestos Internos (the “Chilean Internal Revenue Service” or “SII”) notified us not to proceed for corporate income tax purposes with the recognition in Chile of the results of some of our foreign affiliates. According to the information available to us, Resolution No. 203 would affect US$30.4 million of deferred taxes, recoverable taxes and tax losses already recognized or utilized. We have disputed Resolution No. 203 in accordance with the reclamation procedure established in Articles 123 et seq. of the Tax Code. Based on the information available to us, the opinion of our legal advisors and the administrative jurisprudence of the Sll in connection with Resolution No. 203, we have estimated as remote the probability that the final decision would be unfavorable to us and that it would have any effect on the US$39.2 million related to deferred taxes, recoverable taxes and tax losses already recognized or utilized.

     In connection with the matters addressed by Resolution No. 203, during 2005 the SII sent to us a tax deficiencies assessment (the “Tax Assessment”). According to the Tax Assessment, we should have not recognized the result of some of our foreign affiliates in the tax year 2002 and we should amend our loss carry-forward for the same tax year. The consequences for us of the Tax Assessment are already considered in the effects of Resolution No. 203, because the deficiencies described in the Tax Assessment were already part of Resolution No. 203. We have disputed the Tax Assessment in accordance with the procedure established in Articles 123 et. seq. of the Tax Code. Based on the information available to us, the opinion of our legal advisors and the administrative jurisprudence of the SII in connection with the Tax Assessment, we have estimated as remote the probability that the final decision would be unfavorable to us.

Brazil

     In 1997, members of indigenous communities occupied forests owned by Hacienda Born Sucesso, one of our Brazilian subsidiaries in Brazil. The land and plantation occupied by the Duque de Caxias indigenous community has a book value of approximately US$531,000. This indigenous community occupying the land has cut an estimated 10% of the value of the affected plantations. Because Hacienda Born Sucesso is entitled to indemnification by the Brazilian government with respect to all such losses, no reserves have been set aside.

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

     At Masisa’s Annual General Shareholders meeting held on April 19, 2006 the Board of Directors proposed, and the shareholders approved, a dividend policy calling for dividends not lower than 30% and not higher than 50% of the Company’s net income in 2005 and for future years. In addition, the Company’s shareholders approved a dividend equal to approximately 47% of the Company’s 2005 net income.

     At Masisa's Annual General Shareholders meeting held on April 13, 2005 the Company’s shareholders approved a dividend equal to approximately 38% of the Company’s 2004 net income.

     Because we did not generate sufficient income in 2002 or 2003 for the payment of the minimum annual dividend of 30% of net income we did not pay a dividend with respect to the 2002 or 2003 fiscal years.

Significant Changes

     There have been no significant changes since the date of Terranova’s most recent financial statements.

Item 9. The Offer and Listing

Stock Price History

     Our shares of common stock are traded in Chile on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange, and the Valparaíso Stock Exchange (collectively referred to as the Chilean Stock Exchanges). Since August 5, 2005, our ADSs, each representing 50 shares of common stock, have been listed on the New York Stock Exchange (NYSE) under the symbol ‘‘MYS’’. The Bank of New York is the Depositary with respect to the ADSs.

     The table below shows the high and low daily closing prices of our common shares in Chilean pesos on the Santiago Stock Exchange for the last five years. The table also shows the high and low daily closing prices of our ADSs on the New York Stock Exchange.

	Share Prices on the		ADS Prices
	Santiago Stock Exchange		on the NYSE(2)

	Ch$ per Share(1)		US$ per ADS

	High	Low	High	Low

2001	62.92	39.06	—	—
2002	79.20	50.99	—	—
2003	78.11	62.92	—	—
2004	156.00	64.01	—	—
2005
2004
1st Quarter	71.60	64.01	—	—
2nd Quarter	83.75	69.43	—	—
3rd Quarter	138.90	83.50	—	—
4th Quarter	156.00	140.01	—	—
2005
1st Quarter	155.20	132.40	—	—
2nd Quarter	150.00	123.99	—	—
3rd Quarter	150.00	124.00	13.35	11.48
4th Quarter	138.00	93.00	13.19	9.12
2006
1st Quarter	113.50	96.50	10.88	9.05
2005
December	111.71	93.00	10.95	912.
2006
January	113.50	96.50	10.88	9.45
February	112.50	103.90	10.70	9.95
March	106.00	97.50	10.31	9.05
April	101.54	97.20	9.80	9.36
May	99.00	86.35	10.95	9.12
____________________

(1)	Chilean pesos per share reflect nominal price at trade date per share of Common Stock; the price has not been restated in constant Chilean pesos.
(2)	We listed our ADSs on the New York Stock Exchange on August 5, 2005. Before that date we did not have any ADSs issued and outstanding.
Sources: Santiago Stock Exchange Official Quotations Bulletin; NYSE.

Markets

     The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange, had a market capitalization of approximately US$138.1 billion as of December 31, 2005 and an average monthly trading volume of approximately US$1.7 billion for 2005. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 45 shareholders. As of December 31, 2005, 267 share series were listed on the Santiago Stock Exchange. The Santiago Stock Exchange accounts for approximately 82% of all amounts traded in Chile.

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

     The three main share price indices for the Santiago Stock Exchange are the General Share Price Index (the “IGPA”), the IPSA and the Inter-10. The IGPA is calculated using the prices of 154 issues and is broken into five main sectors (although there are 15 sectors in total): banks and finance, farming and forest products, mining, industrials and miscellaneous. The IPSA is a major company index, currently including the Exchange’s 40 most active stocks. Shares included in the IPSA are weighted according to the value of shares traded and account for more than 80% of the entire market capitalization. The Inter-10 corresponds to the quarterly 10 most active Chilean ADRs. Masisa’s stock is included in both the IGPA and the IPSA. In addition, there are two main share price indices for the Electronic Stock Exchange, the Global Index and the ADRIAN. The Global Index is composed of the 42 shares most representative of the Chilean economy and are integrated by four industrial sectors: electricity, services, industry and natural resources. The ADRIAN incorporates all the Chilean ADRs.

     In addition to the Santiago Stock Exchange, the Chilean securities market includes two additional exchanges: The Chilean Electronic Stock Exchange, an electronic trading market which was created by banks and non-member brokerage houses; and the Valparaíso Stock Exchange. As of December 31, 2005, approximately 17% of equity trading was conducted on the Chilean Electronic Stock Exchange, and the remaining 1% of equity was traded on the Valparaíso Stock Exchange.

Item 10. Additional Information

Memorandum and Articles of Association

     Set forth below is material information concerning our share capital and a brief summary of the significant provisions of our estatutos and Chilean law. As explained above, our estatutos effectively serve the purpose of both the articles or certificate of incorporation and the bylaws of a company incorporated in the United States. For convenience, in this document we refer to our estatutos as our “Bylaws”. This description contains all material information concerning the shares. You are encouraged to review our estatutos (a copy of which has been filed as an exhibit to this annual report), the Chilean Corporations Law and the Ley de Mercado de Valores No. 18,045, or the Securities Market Law, each referred to below.

     For more information regarding our share capitalization, the history of our share capital for the last three years and our markets, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 9. The Offer and Listing.”

Memorandum and articles of association

     Set forth below is certain information concerning Masisa S.A.’s capital stock and a brief summary of certain significant provisions of its estatutos (the “Bylaws”) and Chilean law. You are encouraged to review our Bylaws, which are filed as Exhibit 3.1 of this annual report.

Organization and register

     We are a publicly-held stock corporation (sociedad anónima abierta) organized under the laws of Chile and have an indefinite corporate duration. We were incorporated by a public deed dated July 17, 1996, an abstract of which was published in the Diario Oficial de la República de Chile No. 15,109 (Official Gazette of Chile No. 15.109) on August 10, 1996. This publication is recorded on page 19,525 No. 15,190 of the Registro de Comercio de Santiago (Commercial Registry of Santiago) for the year 1996. Our corporate purpose, as stated in our Bylaws, is broadly defined to include the production and sale of wood products, as more fully set forth in the Third Article of our Bylaws.

Shareholder rights

     Shareholder rights in Chilean companies are governed generally by a company’s bylaws (which effectively serve the purpose of both the articles, or certificate, of incorporation, and the bylaws of a United States company). Additionally, the Chilean Corporations Law governs the operation of Chilean stock corporations and provides for certain shareholder rights.

     Shareholder rights can be amended through an agreement adopted in an Extraordinary Shareholders Meeting, which shall subsequently agree upon the corresponding amendment to the bylaws. However, there are certain provisions of Chilean law that cannot be waived by the shareholders, such as the legal formalities prescribed by the Chilean Corporations Law for the organization and validity of a corporation or for the amendment of its bylaws; provisions dealing with the protection of minority shareholders, including the minimum number of board members, the existence of a committee of directors, the list of matters that shareholders may decide upon in an ordinary and/or extraordinary shareholders meeting of the company, the quorum required for the approval of certain supermajority matters; and other public policy provisions, such as the rules for the liquidation of a company, tender offer rules and, generally, all securities market regulation.

     The Chilean securities markets are principally regulated by the Superintendencia de Valores y Seguros (the Chilean Securities and Insurance Commission) (“SVS”) under the Securities Market Law and the Chilean Corporations Law. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors. The Chilean Corporations Law clarifies rules and requirements for establishing publicly-held stock corporations while eliminating government supervision of privately-held companies. The Securities Market Law establishes requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.

     Under Articles 12 and 54 and Title XV of the Securities Market Law, certain information regarding transactions in shares of publicly-held corporations must be reported to the SVS and the Chilean exchanges on which such shares are listed. Holders of shares of publicly-held corporations are required to report to the SVS and the Chilean exchanges:

  any acquisition or sale of shares that results in the holder’s acquiring or disposing of 10% or more of the corporation’s capital; and
  any acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of the corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

     Persons or entities intending to acquire control of a publicly-held corporation are also required to inform the public in advance through a notice published in a Chilean newspaper, which must disclose the price and conditions of any negotiations. Prior to such publication, a written communication to such effect must be sent to the SVS and the Chilean exchanges.

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

Capitalization

     Under Chilean law, a corporation increases its capital as soon as the shareholders authorize both the capital increase and the issuance of new stock, provided that the minutes of the corresponding shareholders meeting are put into a public deed, and an abstract of said deed is published in the Official Gazette and registered in the Commercial Registry corresponding to the company’s domicile. In addition, in the case of publicly-held stock corporations, the new shares must be registered in the Securities Registry of the SVS before they may be offered to the public. When a shareholder subscribes for shares, the shares are transferred to such shareholder’s name, and the shareholder is treated as a shareholder for all purposes, except receipt of dividends in the proportion corresponding to the unpaid price of such shares, unless otherwise stipulated in the bylaws of the corporation. The shareholder becomes eligible to receive dividends once such shareholder has paid for the shares. If a shareholder does not pay for shares for which such shareholder has subscribed on or prior to the date agreed upon for payment, the corporation is entitled to auction the shares on the stock exchange, and has a cause of action against the shareholder for the difference between the subscription price and the price received at auction. However, until such shares are sold at auction, the shareholder continues to exercise all the rights of a shareholder (except the right to receive dividends). Authorized shares which have not been paid for within the period ending three years from the date when the capital increase agreement was made at the shareholders’ meeting, are deemed cancelled under Chilean law and are no longer available for sale by the Chilean corporation. At that time, the capital of the corporation is automatically reduced to the amount effectively paid within such period.

     The Bylaws authorize a single series of common stock, without par value.

Director requirements

     Our Bylaws require the board to consist of seven directors. The entire board is elected every three years. There is no requirement that a director be a stockholder of Masisa.

     Our Bylaws do not contain any provision regarding a mandatory retirement age for directors, nor does Chilean law contain any provision in this respect.

     According to Chilean Corporations Law, a company can only execute transactions wherein one or more directors have a personal interest or is acting on behalf of a third party if the transaction is previously known to and approved by the Board, which will do so only when the terms of such transaction are similar to those prevailing in the market. Board agreements thereto must be informed in the next shareholders meeting. For this purpose, the law assumes that a director has an interest in any transaction in which:

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

     If the transaction wherein the director has an interest involves a relevant amount (more than 1% of the company’s equity, provided such transaction exceeds the equivalent of 2,000 UF, or in any case if it exceeds the equivalent to 20,000 UF) and the Board considers that it is not possible to determine if it is an arm’s-length transaction, the Board may approve or reject the execution of the transaction, with the abstention of the interested director, or appoint two independent evaluators. The evaluators’ report shall be made available to the shareholders. If shareholders representing at least 5% of the company’s voting stock consider that the transaction is not in the company’s best interest, or if the evaluators’ report differ considerably, they may request that the Board call for an Extraordinary Shareholders Meeting in order to approve or reject the execution of such transaction, in the former case by at least two-thirds of the company’s voting stock. The related party that intends to carry out the operation with the company must provide to the Board all relevant information pertaining to such operation.

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

Preemptive rights and increases of share capital

     The Chilean Corporations Law grants certain preemptive rights to shareholders of all Chilean companies. The Chilean Corporations Law generally requires Chilean companies to offer to shareholders the right to purchase a sufficient number of shares or convertible securities to maintain their existing ownership percentage in the company whenever it issues new shares or convertible securities and prior to any sale in the market of its treasury shares of common stock.

Dividend and liquidation rights

     In accordance with Chilean law, Masisa must distribute mandatory cash dividends of 30% of its consolidated net income calculated in accordance with Chilean GAAP unless otherwise decided by a unanimous vote of the holders of the Shares. See “Item 8. Financial Information—Dividend Policy.”

     At our option, the portion of any dividend which exceeds the mandatory limits established pursuant to Chilean law may be paid in cash, in our shares or in shares of corporations owned by us. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

     Those dividends not collected by the shareholders entitled thereto within five years as of payment date, must be donated by us to the Chilean Firemen Corps.

     In the event of a liquidation of our company, the holders of fully paid shares of common stock would participate in the assets available after payment of all creditors in proportion to the number of shares held by them.

Shareholders’ meetings and voting rights

     We hold our annual meeting of the shareholders (an “Annual Shareholders’ Meeting”) during the first fourth months of each year. Extraordinary meetings (an “Extraordinary Shareholders Meeting”) may be called by the board of directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS. Notice to convene the Annual Shareholders’ Meeting or an Extraordinary Meeting is given by means of a notice in a newspaper published in Masisa’s corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner. Notice must also be mailed to each shareholder and given to the SVS 15 days in advance of the meeting.

     The quorum for a shareholders’ meeting is established by the presence, in person or by power of attorney, of shareholders representing at least the absolute majority of our issued voting shares. If a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. However, if a shareholders’ meeting is called for the purpose of:

  considering a change of our organization, merger or division, an amendment to the term of duration or early dissolution, a change in our corporate domicile,

  a decrease of our corporate capital,
  approval of capital contributions in assets other than cash and their assessments, modification of the authority reserved to shareholders meetings or limitations on the Board of Directors, reduction in the number of members of our Board of Directors, the disposition of 50% or more of our assets, whether or not that sale includes our liabilities or the proposal or amendment of any business plan involving the transfer of more than 50% of our assets, the form of distributing corporate benefits,
  the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of our assets, except with regard to our subsidiaries, our purchase of our issued stock in accordance with articles 27A and 27B of Law No. 18,046, the amendment of any formal defect in our incorporation, or any amendment of our bylaws that contains one or more of the above mentioned issues, the approval of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation, or other matters as may be set forth in our bylaws,

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

     The Chilean Corporations Law provides that whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include within the materials dispatched by the board of directors to shareholders, the comments and proposals of such shareholders in relation to the company’s affairs. Similarly, the Chilean Corporations Law provides that whenever the board of directors of a publicly-held company convenes a meeting of shareholders and solicits proxies for the meeting, information supporting its decisions or other similar materials, it is obligated to include the pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who request that such comments and proposals be so included.

     Only shareholders registered as such with Masisa at least five Chilean business days prior to the date of a shareholders meeting are entitled to attend and vote their shares. A shareholder may appoint by power of attorney another individual (who need not be a shareholder) as his attorney-in-fact to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders meeting shall have one vote for every share subscribed.

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

     The resolutions that result in a shareholder’s right to withdraw are the following:

  the transformation of Masisa into a different type of legal entity;
  the merger of Masisa with or into another company;
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

     In addition, shareholders of a publicly held corporation, such as Masisa, have the right to withdraw if a person acquires two-thirds or more of the outstanding voting stock of the company (except in the event the company reduces its capital as a result of not having fully subscribed and paid an increase of capital within the statutory term) and does not make a tender offer for the remaining shares within 30 days of that acquisition at a price not lower than the price that would be paid shareholders exercising their rights to withdraw.

Material Contracts

     Masonite international Corporation (“Masonite”) distributes most of our solid wood doors in the United States. Masonite entered into an agreement with our predecessor, Forestal Terranova and Premdor Inc. (“Premdor”), dated December 1, 2000 (the “Masonite Agreement”). The Masonite Agreement had an initial term of five years. Under the Masonite Agreement, we and Premdor agreed to work together to develop new markets, new products, share technologies and eliminate redundant costs in connection with the distribution of the products covered by the agreement. These products included forest products we manufacture, which can be used by Premdor in its door and entry system business and may also include other millwork products purchased by Premdor’s customer base, such as mouldings. The prices of the products covered by the Masonite Agreement were subject to agreements between us and Premdor and are reviewed from time to time. This contract expired on December 1, 2005. We continue to conduct business with Masonite in the ordinary course of business.

     On January 12, 1989, our subsidiary in Venezuela, Corporación Forestal Imataca, C.A., entered into a lease agreement with the Republic of Venezuela (the “Venezuela Lease”), for the lease of a lot of 42,632.90 hectares in the Maturín District of Monagas State, Venezuela. We pay the Republic of Venezuela 213,164.50 bolivares per as rent for these leased lands. The Republic of Venezuela may adjust the rent every five years. The Venezuela Lease has a term of 50 years and may be extended for an additional 50 years. Under the terms of the lease, we have the right to use, plant and harvest the land.

Exchange Controls

     The Central Bank of Chile, among other duties, is responsible for monetary policies and for exchange controls in Chile. On April 19, 2001 and on January 23, 2002, the Central Bank of Chile substantially liberalized Chilean exchange controls by issuing new rules that virtually eliminated the restrictions and limitations that had been previously in force. As a result of these changes, Chapter XXVl of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile, which addressed the issuance of ADSs by Chilean corporations, was eliminated. According to the new regulations, investments made by non-residents of Chile in shares underlying ADSs issued by Chilean corporations are now governed by Chapter XlV of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile (“Chapter XIV”), which provides that such investments must be carried out through Chile’s Mercado Cambiario Formal or the Formal Exchange Market and reported to the Central Bank of Chile. The Formal Exchange Market includes all commercial banks and certain exchange houses and stock broker-dealers authorized by the Central Bank of Chile pursuant to Chapter III of the Compendio de Normas de Cambios Internacionales.

     Since the completion of our merger with our former subsidiary Masisa in May 2005 and the share exchange in connection with the merger that occurred on August 4, 2005, all holders of our ADSs representing shares of our common stock have been governed by Chapter XIV.

     Pursuant to Chapter XIV, foreign currency payments or remittances to parties abroad (outside of Chile) or made with funds held abroad, that correspond to capital, interest, inflation adjustments, profits and other benefits in connection with our ADSs must be carried out through the Formal Exchange Market and reported to the Central Bank of Chile.

Taxation

Material United States tax consequences

     The following discussion is a description of the United States tax consequences to a U.S. Holder (as defined below) of the ownership of Masisa shares or ADSs. This discussion:

  does not purport to be an analysis of all the potential tax consequences that may be important to a Holder (as defined below) based on the Holder’s particular tax situation;
  is based on the current provisions of the United States Internal Revenue Code of 1986, as amended, which we refer to as the “Internal Revenue Code”, the existing applicable United States federal income tax regulations promulgated or proposed under the Internal Revenue Code, which we refer to as the “Treasury Regulations”, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect;
  is applicable only to “Holders” who hold the Masisa common stock or ADSs as capital assets for U.S. federal income tax purposes;
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

     Holders are urged to consult with their own tax advisors concerning the U.S. federal, state, local and non-U.S. income and other tax consequences of the ownership of Masisa shares or ADSs.

     As used herein, the term “U.S. Holder” means a Holder that, for U.S. federal income tax purposes, is:

  a citizen or individual resident of the United States;
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
  a trust if a court within the United States is able to exercise primary supervision over the trust’s administration, and one or more “United States persons” (as defined in section 7701(a)(30) of the Internal Revenue Code) have the authority to control all of the substantial decisions of that trust.

     Notwithstanding the preceding sentence, certain electing trusts in existence on August 20, 1996 that were treated as United States persons prior to such date may also be treated as U.S. Holders.

     If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a Holder of Masisa common stock or ADSs, then the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Persons that are partners of a partnership holding shares or ADSs should consult their own tax advisors.

     Holders are urged to consult their own tax advisors with respect to the application of the U.S. income tax laws to their particular situations, as well as any tax consequences arising under the laws pertaining to any other U.S. tax, the laws of any state, local or non-U.S. taxing jurisdiction and any applicable treaty.

U.S. Tax Consequences of Ownership of Masisa Shares or ADSs by U.S. Holders

     The U.S. Treasury Department has expressed concern that depositaries for American Depositary Receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Chilean taxes and sourcing rules described below could be affected by future actions that may be taken by the depositaries or other intermediaries or the U.S. Treasury Department.

     Taxation of Distributions. The gross amount of cash distributions or property distributions (other than certain distributions, if any, of Masisa shares or ADSs distributed pro rata to all of Masisa’s shareholders, including Holders of ADSs) with respect to Masisa shares or ADSs, to the extent paid out of current or accumulated earnings and profits of Masisa (as determined under U.S. federal income tax principles), including the net amount of the Chilean withholding tax withheld on the distribution (after taking into account the credit for Chilean corporate income tax (the “First Category Tax”)), will be included as a dividend in the gross income of a U.S. Holder of Masisa shares or ADSs as ordinary income when the dividends are received by the depositary or the Holder, as the case may be. Such distributions will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code. To the extent, if any, that the amount of any distribution by Masisa exceeds its current or accumulated earnings and profits as determined under U.S. federal income tax principles, such distribution will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in its shares or ADSs and, thereafter, as capital gain. Masisa does not maintain calculations of its earnings and profits for U.S. federal income tax purposes.

     Eligible dividends received by a non-corporate U.S. Holder in tax years beginning on or before December 31, 2010 in respect of shares or ADSs will generally be taxed at a special reduced rate, provided that certain requirements are met, including a requirement that the U.S. Holder hold the shares or ADSs, as applicable, for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

     Dividends paid in Chilean pesos will be included in the income of a U.S. Holder in a U.S. dollar amount, regardless of whether the payment is in fact converted into U.S. dollars, calculated by reference to the exchange rate in effect on the day they are received by the depositary or the Holder, as the case may be. U.S. Holders are urged to consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Chilean pesos received that are converted into U.S. dollars on a date subsequent to receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. The Chilean withholding tax (after taking into account the credit for the First Category Tax) will be treated as a foreign income tax that a U.S. Holder may elect to deduct in computing its income tax or, subject to certain complex limitations and conditions generally applicable to foreign tax credits under the Internal Revenue Code, to credit against its U.S. federal income tax liability. Dividends generally will constitute foreign source “passive income” or, in the case of certain U.S. Holders, “financial services income” or “general category income,” which may be relevant for purposes of determining a U.S. Holder’s foreign tax credit limitation. U.S. Holders are urged to consult their own advisors concerning the availability of, and limitations on, any such foreign tax credits in light of their particular circumstances.

     Taxation of Capital Gains. Upon the sale, exchange or other disposition of Masisa shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount of cash or the fair market value of property received for the shares or ADSs and such U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in such shares or ADSs at the time of disposition. Any such gains or losses generally will be long-term capital gains or losses if the U.S. Holder has held the shares or ADSs as capital assets for more than one year at the time of disposition. Long-term capital gains recognized by an individual U.S. Holder generally will be subject to a reduced rate of tax. The deductibility of capital losses is subject to limitations.

     Chilean income taxes imposed on a sale or other disposition of Masisa shares or ADSs, net of any refund available to the U.S. Holder, generally will be treated as foreign income taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Gain realized by a U.S. Holder on a sale or other disposition of Masisa shares or ADSs generally will be treated as U.S. source income. Because a U.S. Holder generally may not use a foreign tax credit to reduce its U.S. federal income tax liability in respect of its U.S. source income, in the case of a disposition of shares (which, unlike a disposition of ADSs, would be taxable in Chile), such U.S. Holder generally will not be able to utilize foreign tax credits in respect of Chilean tax imposed on such a disposition unless such Holder has other income from foreign sources, in the appropriate category, for purposes of the foreign tax credit limitation rules. U.S. Holders are urged to consult their tax advisors regarding the application of the foreign tax credit limitation rules to their investment in and disposition of Masisa shares.

     Deposits and withdrawals of common stock by U.S. Holders in exchange for ADRs will not result in the realization of gains or losses for U.S. federal income tax purposes.

U.S. Backup Withholding Tax and Information Reporting Requirements

     U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate Holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or other disposition of, shares of common stock or ADSs made within the United States to a Holder of shares or ADSs other than an “exempt recipient.” The term “exempt recipient” includes a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons.

     A payor will be generally required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States to a Holder of shares or ADSs other than an “exempt recipient” if such Holder fails to furnish its correct taxpayer identification number and certain other information or otherwise fails to comply with the backup withholding tax requirements. The current backup withholding tax rate is 28 percent. Amounts withheld as backup withholding are allowable as a credit against the Holder’s U.S. federal income tax upon furnishing certain required information to the Internal Revenue Service.

Material Chilean tax consequences

     The following discussion is a description of the Chilean tax consequences of the ownership of Masisa shares or ADSs to a holder who is not domiciled in or resident of Chile or a legal entity that is not organized under Chilean law and does not have a permanent establishment in Chile (a “Foreign Holder”).

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

     This discussion:

  is based upon the tax laws of Chile as in effect on the date of this annual report, including applicable regulations and rulings, and including ruling No. 324 of January 29, 1990 of the Chilean tax administration; and

  is not intended as Chilean tax advice to any particular Foreign Holder, which can be rendered only in light of its particular circumstances, and does not purport to be a complete analysis of the potential Chilean tax consequences that may be important to a Foreign Holder based on that Foreign Holder’s particular tax situation or circumstances.

     We have not sought and will not seek any rulings from the Chilean tax administration with respect to any matter discussed herein. No assurance can be given that the Chilean tax administration would not assert, or that a court would not sustain a position contrary to any of the tax characterizations and tax consequences set forth below.

     Foreign Holders are urged to consult with their own tax advisors concerning the Chilean tax consequences of the ownership of Masisa shares or ADSs.

Chilean Tax Consequences of Ownership of Masisa Shares or ADSs by Foreign Holders

     The following discussion contains a description of the material Chilean tax consequences relevant to the purchase, ownership and disposition of Masisa shares or ADSs by a Foreign Holder. This description is based, in part, on the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

     Taxation of Dividends. Cash dividends paid by Masisa with respect to its common stock or ADSs held by Foreign Holders will be subject to Chile’s withholding tax at a rate of 35% (the “Withholding Tax”), unless the dividend is paid out of income exempt from the Withholding Tax. The Withholding Tax must be withheld and paid over to the Chilean Treasury by Masisa. A credit against the Withholding Tax is available in the amount of the First Category Tax actually borne by Masisa on the income paid as a dividend. The basis of the Withholding Tax will be equal to the amount of the cash dividend plus the amount of any available First Category Tax credit.

     The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 17% and a distribution of all of the net proceeds available after payment of the First Category Tax.

Taxable income	US$ 100
First Category Tax (17% of US$100)	(17)
Net proceeds available	83
Dividend payment	83
Withholding Tax (35% of the sum of the dividend (US$83)and the available First Category Tax credit (US$17)	(35)
First Category Tax credit	17
Net dividend received	65

Payable Withholding Tax	US$ (18)

     The tax character of the dividend (taxable or exempt from Withholding Tax) and the amount of any First Category Tax credit will be determined in accordance with the dividend imputation rules contained in Chile’s income tax law. Such rules generally provide that dividends are imputed first to the company’s oldest profits subject to Withholding Tax, then to any profits exempt from Withholding Tax, and finally to any book-profits in excess of taxable and exempt profits. Masisa did not have retained taxable profits as of December 31, 2005. As a result, while Masisa’s current retained-taxable-profits position is sustained, dividends subject to Withholding Tax will not carry any First Category Tax credit.

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

     Gain recognized on a sale or exchange of common stock (as distinguished from a sale or exchange of ADSs representing such common stock) held by Foreign Holders will be subject to Chilean income taxes at an effective rate of 35% if either:

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

     In certain cases and provided certain requirements are met, capital gains realized on the sale of actively traded stock of Chilean public companies may be exempt from Chilean income taxes. The stock of Masisa is currently considered an actively traded stock in the Santiago Stock Exchange, and Foreign Holders of the stock may qualify for an income tax exemption. Foreign Holders are urged to consult with their own tax advisors to determine whether an exemption applies to them.

Other Chilean Taxes.

     There are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a Foreign Holder, but such taxes may apply to transfers from inheritance, gifts or successions of the Masisa common stock if the transferor acquired the ADSs with Chilean-source resources. There are no Chilean stamp, issue, registration or similar taxes or duties payable by a Foreign Holder of common stock or ADSs.

Chilean Withholding Tax Certificates.

     Upon request, Masisa will provide to Foreign Holders appropriate documentation evidencing the payment of the Withholding Tax (net of applicable First Category Tax).

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

Summary of Significant Differences between the Company’s Corporate Governance Practices and the NYSE’s Corporate Governance Standards

     A general summary of the significant differences between the corporate governance practices followed by the Company under Chilean Law and guidelines and those required by the listing standards of the New York Stock Exchange (“NYSE”) for U.S. companies that have common stock listed on the NYSE may be found on the Company’s website at www.masisa.com.

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

     New long-term loans for financing new investments, or refinancing existing long-term loans, must be approved by the Company’s Board of Directors. In each country where we have operations, management is able to incur new short-term loans to finance working capital needs in the normal course of business. Intercompany loans between our subsidiaries, or within our subsidiaries, are settled with fixed interest rates, on a case-by-case basis.

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

Quantitative Disclosure

Interest rate risk

     Our primary interest rate risk exposures arise from our U.S. dollar long-term fixed rate bank borrowings and private placement, our bond liabilities denominated in UF and other variable long-term liabilities. Assuming other factors are held constant, interest rate changes generally affect the fair value of fixed rate debt, but do not impact the carrying value, earnings or cash flows. Of our long-term interest bearing debt, as of December 31, 2005, 50.5% was fixed rate debt and 49.5% was variable compared to 52.1% and 47.9 % for the year ended 2004. We have entered into several interest rate swaps on a portion of our variable debt for a total notional amount of US$33.4 million. At December 31, 2005, the fair value of our swaps resulted in a liability of US$54.2 thousand. The following table provides information as of December 31, 2005 about our interest-earning assets and liabilities, including our long-term debt, our bonds and our private placement with U.S. insurance companies and other institutional investors, which are sensitive to changes in interest rates, based upon their respective contractual maturity dates.

								Estimated
								fair
						There		Market
(Amounts in thousands of US$)	2006	2007	2008	2009	2010	after	Total	Value

INTEREST EARNING ASSETS

US$ denominated fixed rate (short
and long term):
Time deposits	69,694	-	-	-	-	-	69,694	69,694
Weighted average interest rate	3.9%	-	-	-	-	-	-	-

Chilean peso denominated
Marketable securities	2,424	-	-	-	-	-	2,424	2,424
Weighted average interest rate	4.4%	-	-	-	-	-	-	-

Venezuelan Bolivares denominated:
Time deposits	2,073	-	-	-	-	-	2,073	2,073
Weighted average interest rate	6.0%	-	-	-	-	-	-	-

Brazilian Real denominated:
Time deposits	11,139	-	-	-	-	-	11,139	11,139
Weighted average interest rate	16.5%	-	-	-	-	-	-	-

INTEREST BEARING
LIABILITIES

Fixed Rate: (1)
Chilean peso UF denominated
bank debt	3,056	-	-	-	-	-	3,056	3,078
Weighted average interest rate	6.7%	-	-	-	-	-	-	-

Bonds and other long-term
Borrowings:
Chilean peso – UF denominated	175,946	16,335	16,335	16,335	16,335	24,621	265,907	270,851
Weighted average interest rate	5.3%	-	-	-	-	-	-	-

Private Placement, Bonds and other
long-term Borrowings – US$	9,340	9,000	39,000	-	-	-	57,340	58,430
Weighted average interest rate	8.1%	-	-	-	-	-	-	-

Variable Rate:
US$ denominated bank debt	138,474	51,845	45,058	25,406	9,060	-	269,843	269,843
Weighted average interest rate	4.33%	-	-	-	-	-	-	-

Argentinean Pesos bank debt	16	-	-	-	-	-	16	16
Weighted average interest rate	3.0%	-	-	-	-	-	-	-

Venezuelan Bolivares bank debt	49,607	2,077	2,078	-	-	-	53,762	53,762
Weighted average interest rate	14.3%	-	-	-	-	-	-	-

DERIVATIVE CONTRACTS

Interest rate Swaps US$ (2)
Pay fixed, receive variable (6M								(54)
Libor) Amounts to be paid	967	-	-	-	-	-	967
Weighted average interest fixed rate	4.7%	-	-	-	-	-	-	-
Expected amounts to be received	913	-	-	-	-	-	913	-
Weighted average variable rate
Expected	4.6%	-	-	-	-	-	-	-

								Estimated
								fair
						There		Market
(Amounts in thousands of US$)	2006	2007	2008	2009	2010	after	Total	Value

Cross Currency Swaps (3)
Pay USD, receive UF
Amounts to be paid	9,486	13,966	13,966	13,966	13,966	-	65,350	-
Weighted average interest fixed rate USD	7.1%	-	-	-	-	-	-	-
Expected amounts to be received	8,415	13,182	13,476	13,798	14,128		62,999	2,351
Weighted average variable fixed rate UF	4.9%	-	-	-	-	-	-	-

Pay MXN receive USD (3)
Amounts to be paid	3,785	1,456	1,068	680	292		7,281	(2,631)
Weighted average interest fixed rate MXN	11.8%	-	-	-	-	-	-	-
Expected amounts to be received	2,418	930	682	434	186		4,650
Weighted average interest fixed rate USD	6.2%	-	-	-	-	-	-	-

(1)	The UF- dollar exchange rate differs from the peso-dollar exchange rate in that the UF automatically adjusts in accordance with Chilean inflation and is tied in part to the peso-dollar debt.
(2)
The fair value of swaps is determined based on bank confirmations. The related expected payments and receipts were determined based on these fair values utilizing a weighted average variable rate expected to match this fair value.

(3)	Amounts were calculated utilizing the fair value of the swap contract at market exchange and interest rates at December 31, 2005.

Foreign currency risk

     We are subject to foreign currency exchange rate risks associated with assets and liabilities and transactions in currencies other than our functional currency. We periodically enter into foreign exchange contracts when deemed necessary to “hedge” or offset the risk of loss due to currency fluctuations of assets and liabilities and transactions denominated in foreign currencies. When hedging foreign currency exposures, our practice is to hedge such exposures with foreign exchange forward contracts denominated in the same currency and with similar critical terms as the underlying exposure, and therefore, the instruments are effective at generating offsetting changes in the earnings and fair value. Additionally, a portion of our subsidiaries’ operating revenues and assets and liabilities are in currencies that differ from our functional currency. However, since both their operating revenues and expenses are in the same currency, this creates a partial natural hedge. The following table summarizes the financial instruments, as well as assets and liabilities, denominated in the stated currencies we hold as of December 31, 2005, based upon their respective contractual maturity dates:

								Estimated
								fair
						There		Market
(Amounts in thousands of US$)	2006	2007	2008	2009	2010	after	Total	Value

ASSETS

Chilean Peso	71,536	-	-	-	-	-	71,536	-
Mexican Peso	26,467	-	-	-	-	-	26,467	-
Venezuelan Bolivar	27,669	-	-	-	-	-	27,669	-
Other currencies non US Dollar	63,441	-	-	-	-	-	63,441	-

LIABILITIES

Chilean Peso (excluding debt)	32,891	-	-	-	-	-	32,891	-
Mexican Peso	7,322	-	-	-	-	-	7,322	-
Venezuelan Bolivar (excluding debt)	4,525	-	-	-	-	-	4,525	-
Other currencies non US Dollar	41,656	-	-	-	-	-	41,656	-

Chilean peso UF denominated bank debt (1)	3,056	-	-	-	-	-	3,056	3,078
Weighted average interest rate	6.7%	-	-	-	-	-	-	-

Bonds and other long term Borrowings:
Chilean peso – UF denominated	175,946	16,335	16,335	16,335	16,335	24,621	265,907	270,851
Weighted average interest rate	5.3%	-	-	-	-	-	-	-

Argentinean Pesos bank debt	16	-	-	-	-	-	16	16
Weighted average interest rate	3.0%	-	-	-	-	-	-	-

Venezuelan Bolivar bank debt	49,607	2,077	2,078	-	-	-	53,762	53,762
Weighted average interest rate	14.3%	-	-	-	-	-	-	-

DERIVATIVE CONTRACTS

Pay USD, receive UF (2)
Amounts to be paid	9,486	13,966	13,966	13,966	13,966	-	65,350	-
Weighted average interest fixed rate USD	7.1%	-	-	-	-	-	-	-
Expected amounts to be received	8,415	13,182	13,476	13,798	14,128		62,999	2,351
Weighted average variable fixed rate UF	4.9%	-	-	-	-	-	-	-

Pay MXN receive USD (2)
Amounts to be paid	3,785	1,456	1,068	680	292		7,281	(2,631)

Weighted average interest fixed rate MXN	11.8%	-	-	-	-	-	-	-
Expected amounts to be received	2,418	930	682	434	186		4,650
Weighted average interest fixed rate USD	6.2%	-	-	-	-	-	-	-

(1) The UF- dollar exchange rate differs from the peso-dollar exchange rate in that the UF automatically adjusts in accordance with Chilean inflation and is tied in part to the peso-dollar debt.
(2) Amounts were calculated utilizing the fair value of the swap contract at market exchange and interest rates at December 31, 2005.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Default, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

     We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. As of the end of the period covered by this Annual Report, an evaluation of the effectiveness our disclosure controls and procedures was carried out under the supervision and with the participation our management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the our disclosure controls and procedures are effective as of the end of the period covered by this Annual Report.

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

Item 16C. Principal Accountant Fees and Services

     Audit Fees. Fees paid to PricewaterhouseCoopers for the audit of the annual consolidated financial statements included in our Annual Report on Form 20-F for the years ended 2004 and 2005 were US$1,579,233 and US$1,234,941 respectively.

     Audit-Related Fees. Fees paid to PricewaterhouseCoopers for audit-related services, including consultations regarding the Sarbanes-Oxley Act and other items, were US$117,996 and US$58,683, respectively, for the years ended 2004 and 2005.

     Tax Fees. Fees paid to PricewaterhouseCoopers associated with tax compliance and tax consultation were US$429,724 and US$159,201 respectively, for the years ended 2004 and 2005.

     All Other Fees. Fees paid to PricewaterhouseCoopers for other services, including services related to the capital increase in 2005, were US$47,250 and US$90,330 respectively, for the years ended 2004 and 2005.

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

     All of the services described in “Audit-Related Fees,” “Tax Fees” and “All Other Fees,” were approved by the Audit Committee in accordance with our formal policy on auditor independence.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     We have applied and have received approval to list our ADSs on the NYSE. As a Chilean company, we are not required to comply with all of the NYSE’s listing standards for audit committees. In reliance on the exemption provided by Exchange Act Rule 10A-3(b)(1)(iv)(D), our audit committee has two non-voting members that are representatives of the controlling shareholders. We do not believe that reliance on this exemption will materially adversely affect the ability of our audit committee to act independently. A comparison of NYSE corporate governance standards, including the standards for audit committees of listed companies, and our corporate governance practices is posted on our website at http://www.masisa.com.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

     During 2005 the Company has not, nor has any “affiliated purchaser” as that term is defined in Exchange Act Rule 10b-18(a)(3), purchased any of the Company’s equity securities that are registered under Section 12 of the Exchange Act.

PART III

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

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2006

MASISA S.A.

By:	/s/ ALEJANDRO DROSTE B.

Alejandro Droste B.
Chief Financial Officer

Report of Independent Registered Accounting Firm
on
Financial Statement Schedules

To the Board of Directors
of Masisa S.A. (formerly known as Terranova S.A.):

Our audits of the consolidated financial statements referred to in our report dated June 30, 2006 appearing in the 2005 Form 20-F also include an audit of the financial statement schedules listed in Schedule II of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers
Santiago, Chile
June 30, 2006

MASISA S.A.
(formerly known as Terranova S.A.)

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Accounts receivable – Reserves

	Balance at	Charge to
	Beginning of	Costs and	Amounts	Exchange	Balance at
Year Ended	Period	Expenses	Written Off	Rate Impact	End of Period
	(thousands of U.S. dollars)

December 31, 2005	5,182	1,237	(1,231)	405	5,593

December 31, 2004	4,899	796	(379)	(134)	5,182

December 31, 2003	3,114	954	(212)	1,043	4,899

Notes and accounts receivable from related companies – Reserves

	Balance at	Charge to
	Beginning of	Costs and	Amounts	Exchange	Balance at
Year Ended	Period	Expenses	Written Off	Rate Impact	End of Period
	(thousands of U.S. dollars)

December 31, 2005	0	0	0	0	0

December 31, 2004	0	2,762	(2,762)	0	0

December 31, 2003	0	0	0	0	0

Inventories – Reserves

	Balance at	Charge to
	Beginning of	Costs and	Amounts	Exchange	Balance at
Year Ended	Period	Expenses	Written Off	Rate Impact	End of Period
	(thousands of U.S. dollars)

December 31, 2005	5,498	1,702	(1,895)	71	5,376

December 31, 2004	4,930	5,597	(5,035)	6	5,498

December 31, 2003	2,038	6,279	(3,381)	(6)	4,930

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2005

CONTENTS

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at December 31, 2005 and 2004
Consolidated Statements of Income for the three years ended December 31, 2005
Consolidated Statements of Cash Flows for the three years ended December 31, 2005
Notes to the consolidated financial statements

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	A UF (Unidad de Fomento) is an inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month's inflation rate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Masisa S.A. (formerly Terranova S.A.)

We have audited the accompanying consolidated balance sheets of Masisa S.A. (formerly Terranova S.A.) and its subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2005, all expressed in thousands of United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above, after the restatement described in Note 2 a), present fairly, in all material respects, the financial position of Masisa S.A. (formerly Terranova S.A.) and its subsidiaries at December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

/s/ PricewaterhouseCoopers
Santiago, Chile
June 30, 2006

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
ASSETS	2005	2004

	(Restated)
	ThUS$	ThUS$
CURRENT ASSETS
Cash	11,987	13,126
Time deposits	82,906	44,139
Marketable securities (Note 4)	2,424	1,265
Accounts receivable (net) (Note 5)	133,608	145,082
Notes and accounts receivable from
related companies (Note 6)	5,296	9,290
Inventories (Note 7)	220,036	196,445
Recoverable taxes (Note 8)	45,767	44,621
Prepaid expenses	10,341	10,475
Deferred taxes (Note 8)	2,632	2,673
Other current assets (Note 9)	2,900	574

Total current assets	517,897	467,690

PROPERTY, PLANT AND EQUIPMENT (Note 10)
Land and forests	696,366	631,299
Buildings and other infrastructure	224,661	220,158
Machinery and equipment	824,958	809,598
Other	77,450	73,945
Technical reappraisal of property, plant and equipment	7,390	7,390
Less: Accumulated depreciation	(374,828)	(332,182)

Total property, plant and equipment	1,455,997	1,410,208

OTHER ASSETS
Investments in unconsolidated affiliates (Note 11)	4,060	3,340
Investment in foreign subsidiaries	207	176
Goodwill (net) (Note 12)	1,249	2,040
Negative goodwill (net) (Note 12)	(53,460)	(44,959)
Long-term receivables	4,901	5,779
Notes and accounts receivable from
related companies (Note 6)	-	597
Other assets (Note 13)	25,680	35,605

Total other assets	(17,363)	2,578

Total assets	1,956,531	1,880,476

The accompanying Notes 1 to 23 are an integral part of these consolidated financial statements.

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY	2005	2004

	(Restated)
	ThUS$	ThUS$
CURRENT LIABILITIES
Short-term bank borrowings (Note 14)	115,121	48,791
Current portion of long-term bank borrowings (Note 15)	76,032	62,697
Current portion of bonds and promissory notes (Note 16)	185,286	25,034
Current portion of other long-term borrowings	1	111
Dividends payable	323	242
Accounts payable and sundry creditors	54,728	58,317
Notes and accounts payable to related companies (Note 6)	3,450	5,830
Accrued liabilities (Note 17)	21,574	18,480
Withholdings	11,324	6,509
Other current liabilities	473	2,555

Total current liabilities	468,312	228,566

LONG-TERM LIABILITIES
Long-term bank obligations (Note 15)	135,524	190,185
Bonds and promissory notes (Note 16)	137,961	294,685
Deferred taxes (Note 8)	38,694	31,151
Other long-term borrowings	1,662	1,308
Other long-term liabilities	19,965	16,611

Total long-term liabilities	333,806	533,940

MINORITY INTEREST	60,116	339,831

COMMITMENTS AND CONTINGENCIES (Note 21)

SHAREHOLDERS' EQUITY (Note 18)
Paid-in capital	766,221	583,739
Other reserves	192,090	122,643
Retained earnings:
Accumulated gains	111,552	14,979
Net income for the year	24,434	56,778

Total shareholders’ equity	1,094,297	778,139

Total liabilities and shareholders’ equity	1,956,531	1,880,476

The accompanying Notes 1 to 23 are an integral part of these consolidated financial statements.

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended
	December 31,
	2005	2004	2003

	(Restated)
	ThUS$	ThUS$	ThUS$
OPERATING RESULTS
Net sales	743,993	651,000	480,121
Cost of sales	(551,930)	(461,778)	(374,187)

Gross margin	192,063	189,222	105,934
Selling and administrative expenses	(112,594)	(94,105)	(84,335)

Operating income	79,469	95,117	21,599

NON-OPERATING RESULTS
Financial income	3,939	1,920	3,864
Share of income from
unconsolidated affiliates (Note 11)	720	1,333	755
Other non-operating income (Note 19)	2,799	47,252	5,907
Amortization of goodwill (Note 12)	(791)	(792)	(949)
Amortization of negative goodwill (Note 12)	3,388	3,325	2,990
Financial expenses	(38,756)	(39,294)	(39,951)
Other non-operating expenses (Note 20)	(8,489)	(21,767)	(7,314)
Price-level restatements	30	544	(214)
Foreign exchange (losses) gains	(10,438)	(3,731)	(12,538)

Non-operating results	(47,598)	(11,210)	(47,450)

Income (loss) before minority interest
and income tax (expense) benefit	31,871	83,907	(25,851)
Minority interest	5,690	(15,401)	5,236
Income tax (expense) benefit	(13,127)	(11,728)	605

NET INCOME (LOSS)	24,434	56,778	(20,010)

The accompanying Notes 1 to 23 are an integral part of these consolidated financial statements.

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	December 31,
	2005	2004	2003

	(Restated)
	ThUS$	ThUS$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade receivables	879,940	733,997	530,294
Financial revenues received	2,592	2,196	1,810
Other income received	31,001	20,939	34,218
Payments to suppliers and employees	(748,178)	(650,495)	(485,991)
Interest paid	(27,764)	(31,525)	(36,326)
Income taxes paid	(11,550)	(6,897)	(13,872)
Other expenses paid	(4,305)	(3,133)	(4,061)
VAT and other taxes paid	(17,974)	(15,258)	(16,294)

Net cash provided by operating activities	103,762	49,824	9,778

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common shares	75,383	-	90,558
Borrowings from banks and other	125,121	138,894	160,879
Proceeds from issuance of bonds	-	-	228,423
Loans from related companies	1,396	-	5,856
Dividend paid	(52,111)	-	-
Payment of borrowings	(82,901)	(183,138)	(301,460)
Payment of bonds	(26,594)	(9,000)	(25,000)
Payment of loans from related companies	(71)	(2,262)	(1,577)
Payment of bond issue costs	-	-	(4,714)
Payment of share issue cost	(3,613)	-	-
Other financing activities	-	(1,934)	(83)

Net cash (used in) provided by financing activities	36,610	(57,440)	152,882

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of property, plant and equipment	2,193	77,707	143
Purchase of property, plant and equipment	(73,166)	(46,065)	(42,909)
Acquisition of subsidiary, net of cash acquired	(29,890)	-	(93,850)
Other loans to related companies	-	(82)	(3,818)
Other investing activities	(181)	-	(829)

Net cash provided by (used in) investing activities	(101,044)	31,560	(141,263)

Net cash from operating, financing and
investing activities	39,328	23,944	21,397
Inflation effect on cash and cash equivalents	-	(29)	1,484

NET INCREASE IN CASH AND CASH EQUIVALENTS	39,328	23,915	22,881
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEARS	58,530	34,615	11,734

CASH AND CASH EQUIVALENTS AT END OF YEARS	97,858	58,530	34,615

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

	For the years ended
	December 31,
	2005	2004	2003

	ThUS$	ThUS$	ThUS$
RECONCILIATION OF NET INCOME (LOSS) TO CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES
Net income (loss)	24,434	56,778	(20,010)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Gains on sales of asset	(60)	(44,300)	(105)
Depreciation	50,691	48,378	43,843
Amortization of intangibles	874	808	738
Write-offs and provisions	3,085	16,398	5,276
Share of income from unconsolidated affiliates	(720)	(1,333)	(755)
Amortization of goodwill	791	792	949
Amortization of negative goodwill	(3,388)	(3,325)	(2,990)
Price-level restatements	(30)	(544)	214
Foreign exchange losses	10,438	3,731	12,538
Other charges to income not representing cash flows	1,251	(1,174)	919

Changes in assets and liabilities
Trade accounts receivable	8,034	(31,890)	(26,936)
Inventories	1,673	(19,980)	(26,850)
Other assets	2,190	(2,155)	2,226
Accounts payable	5,904	3,820	16,751
Interest payable	(3,160)	3,309	1,814
Income taxes payable	5,467	1,967	1,080
Value added and other taxes payable	1,978	3,143	6,312
Minority interest	(5,690)	15,401	(5,236)

Net cash provided by operating activities	103,762	49,824	9,778

The accompanying Notes 1 to 23 are an integral part of these consolidated financial statements.

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY

Masisa S.A. (formerly, Terranova S.A.) (together with its controlled subsidiaries, the “Company”) is a “sociedad anónima abierta” (a public corporation) whose common stock is listed on the Santiago Stock Exchange. Accordingly, the Company is subject to the regulations of the Superintendency of Securities and Insurance in Chile (“SVS”).

The Company is a forestry and wood products industry conglomerate with forestry plantations in Chile, Brazil, Argentina and Venezuela and commercial and industrial operations in Chile, Brazil, Argentina, the United States, Mexico, Venezuela and Colombia. Through its subsidiary the Company is a leader in the production and distribution of wood boards in Latin America.

On April 12 and April 13, 2005, respectively, the shareholders of the Company and it’s then 52.434% owned and consolidated subsidiary Masisa S.A. (“Old Masisa”), approved the merger by incorporation of Old Masisa into and with the Company. Holders of Old Masisa common stock received 2.56 shares of the Company’s shares for each share of Old Masisa common stock they owned and 1.536 ADS’s of the Company for each Old Masisa ADS owned.

Conditions required to ratify the merger were completed on May 31, 2005. The Company continued as the surviving entity and is the legal successor of Old Masisa for all purposes. The merger by incorporation of the subsidiary resulted in all of the shareholders and net worth of Old Masisa being incorporated into the Company. As a consequence of the merger, Old Masisa no longer exists. At the same shareholder meetings, the shareholders of each company approved changing the name of the merged company from Terranova S.A. to Masisa S.A.

In accordance with the merger agreement, shares and American depositary shares (“ADS’s”) of Old Masisa were exchanged for shares and ADS’s of the Company. The Company issued 1,130,632,161 shares of common stock in May 2005 with no nominal value or privileges. These shares were distributed to Old Masisa shareholders in August 2005 in accordance with the merger exchange ratio. This issuance resulted in a capital increase of ThUS$ 112,742. (see Note 18).

The merger transaction was accounted for in accordance with Technical Bulletin 72 of Generally Accepted Accounting Principles in Chile (TB 72) and in accordance with SVS standards. Accordingly, the acquisition of the 47.566% was accounted for similarly to a merger of commonly controlled companies prospectively as of January 1, 2005. The merged assets of Old Masisa were combined with the Company and recorded at book value and prior year balances were not restated.

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

The consolidated financial statements as of and for the year ended December 31, 2005 differ from those submitted to the SVS on March 1, 2006. These financial statements have been restated to properly reflect a subsequent adjustment for inventory costing. The effect of this adjustment on previously reported retained earings as of December 31, 2005 and consolidated net income for the year then ended is set forth below:

ThUS$

Net income as previously reported	26,369
Adjustment for inventory costing	(1,935)

Net income as adjusted	24,434

ThUS$

Retained earnings as previously reported	137,921
Adjustment for inventory costing	(1,935)

Retained earnings as adjusted	135,986

b) Currency

Foreign Currency Translation of “Stable” Currencies

In the case of Terranova and those subsidiaries authorized to maintain their accounting records in US dollars as well as those foreign subsidiaries considered as an extension of the Company’s operation, assets and liabilities denominated in other currencies are remeasured to US dollars at the exchange rates prevailing on December 31 of each year except for inventory, property plant and equipment and certain other assets and liabilities. Inventory, property, plant and equipment and certain other assets and liabilities are remeasured at either; (1) the historical exchange rates if the corresponding asset or liability originated subsequent to the date on which an authorization to maintain the accounting records in US dollars was received; or (2) at exchange rate in effect on the date the approval to maintain the Company’s accounting records in US dollars was received for those assets or liabilities originated prior to such approval date. Revenues and expenses are generally translated at the exchange rates on the dates of the transactions. Gains or losses from foreign currency remeasurement as described above are included in Consolidated net (loss) income.

For those subsidiaries that maintain their accounting records in currencies others than the US dollar and are “not extensions” of the Company’s operations (Forestal Tornagaleones S.A. and, all assets, liabilities, revenues and expenses are translated into US dollars using the exchange rates prevailing on the final day of the period presented. The translation adjustment derived from the effect of the variation of the exchange rate between the beginning and the closing of the year over beginning of the year Shareholders’ equity is reported as a Cumulative translation gain/(loss) as a separate component of Shareholders’ equity.

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

c) Consolidation

The Company´s consolidated financial statements include the accounts of Terranova and the following subsidiaries which it controls:

	Ownership
	December

Company	2005	2004	2003

	%	%	%
Inversiones Internacionales Terranova S.A	60.0000	60.0000	60.0000
Masisa S.A. (1)	-	52.4340	52.4340
Maisa Usa, Inc	70.0480	70.0480	70.0480
Terranova Panamá S.A	60.0000	60.0000	60.0000
Terranova de Venezuela S.A. y Filial	60.0000	60.0000	60.0000
Terranova Costa Rica S.A. (2)	-	-	60.0000
Forestal Terranova Mexico S.A. de C.V	59.9940	59.9940	59.9940
Cor. Forestal Guayamure C.A	51.0000	51.0000	51.0000
Masisa Madeiras Ltda	59.9940	59.9940	59.9940
Terranova Colombia S.A	59.9940	59.9940	59.9940
Terranova Guatemala S.A. (2)	-	-	60.0000
Cor. Forestal Imataca C.A. y filiales	60.0000	60.0000	60.0000
Andinos C.A	60.0000	60.0000	60.0000
Inversiones Coronel Ltda	100.0000	52.4340	52.4340
Masisa Inversiones Ltda	100.0000	52.4340	52.4340
Masisa Partes y Piezas Ltda.	100.0000	52.4340	52.4340
Forestal Tornagaleones S.A.(5) (3)	94.9061	31.6980	31.6960
Masisa Concepción Ltda	100.0000	52.4340	52.4340
Masisa Overseas Ltd	100.0000	52.4340	52.4340
Maderas y Sintéticos del Perú S.A.C	99.9011	52.3820	52.3820
Maderas y Sintéticos Mexico S.A. de C.V	100.0000	52.4340	52.4340
Maderas y Sintéticos Servicios S.A. de C.V	100.0000	52.4340	52.4340
Masisa do Brasil Ltda	100.0000	52.4340	52.4340
Forestal Argentina S.A (3)	47.5480	15.8810	15.8810
Forestal Tornagaleones Overseas Ltd. (2)	-	-	31.6960
Masisa Argentina S.A	100.0000	52.4340	52.4340
Masisa Ecuador S.A	100.0000	52.4340	52.4340
Fibranova C.A. (4)	60.0000	60.0000	60.0000
Masnova	80.0000	56.2170	56.2170
Coforven	99.9500	99.9500	99.9500

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

On April 12 and 13, 2005 the shareholders of the Company approved the merger by incorporation of the former Masisa S.A. into the former Company through an exchange of shares and ADS´s as explained in Note 1.

(2)	Subsidiaries dissolved in 2004.

(3)	Controlled subsidiary of Masisa which is consolidated by the Company due to Terranova’s controlling interest in Masisa.

(4)	Beginning on April 1, 2003, the subsidiary Fibranova C.A. completed its pre-operating stage and began its production phase. Consequently, from that date Fibranova C.A. is consolidated in the financial statements.

(5)	On November 15, 2005, Masisa acquired an additional 9,987,400 shares of Forestal Tornagaleones S.A., equivalent to 34.452% of Tornagaleones’s equity. Masisa paid in cash ThUS$ 29,890 for these shares and registered negative goodwill for the excess cash paid over the book value of the net assets received (see Note 12).

d) Price-level restatements

Certain of the Company´s subsidiaries have not received approval to maintain their accounting records in US dollars. Forestal Tornagaleones S.A. continues to maintain Chilean peso accounting records and apply the principle of price-level restatements in accordance with Chilean generally accepted accounting principles (“GAAP”). For this purpose, non-monetary assets, liabilities and equity accounts have been restated by charges or credits to income, unless not required by Technical Bulletin No. 64. Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos.

In accordance with Chilean tax regulations and accounting practices, the restatements are calculated based on the official Consumer Price Index of the National Institute of Statistics, applied one month in arrears, which was 3.6% and 2.5% for the years ended November 30, 2005 and 2004, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

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

e) Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in currencies other than the US dollar have been translated into the US dollar at the observed exchange rates, as reported by the Central Bank of Chile. The observed exchange rates for foreign currencies into one US dollar as of December 31, 2005, 2004 and 2003, were as follows:

	At December 31,
	2005	2004	2003

Brazilian reais	2.336	2.654	2.862
Bolivian bolivars	2,150.000	1,920.000	1,596.000
Costa Rica colon	-	-	409.070
Argentine peso	3.025	2.979	2.940
Chilean peso	512.500	557.400	593.800
Colombian peso	2,284.000	2,389.750	2,773.200
Mexican peso	10.611	11.218	11.225
Guatemalan quetzal	-	-	7.812
Unidad de Fomento (1)	0.029	0.032	0,035

(1)	An inflation-indexed-Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

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

j) Depreciation

Depreciation for most fixed assets is calculated using the straight-line method based on the estimated useful life of each asset, which were as follows:

Years

Plants, buildings and other installations	25-40
Machinery and equipment	10-20
Other fixed assets	1-10

Depreciation for the years ended December 31, 2005, 2004 and 2003 amounted to ThUS$ 50,691, ThUS$ 48,378 and ThUS$ 43,843 respectively.

Certain machinery, moving equipment and other similar items are depreciated based on the number of production hours used in relation to an estimated maximum number of productive hours.

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

m) Goodwill and negative goodwill

Under Chilean GAAP, for acquisitions before January 1, 2004, goodwill arose from the excess of the purchase price of companies acquired over their net book value; negative goodwill arose when net book value of the acquired company exceeds the purchase price of companies acquired. Effective January 1, 2004, Technical Bulletin 72 (TB 72) requires the determination of goodwill and negative goodwill based on the fair value of the acquired company.

Goodwill and negative goodwill are amortized over ten to twenty years considering the expected period of return of the investment. The Company evaluates the recoverability of goodwill on a periodic basis.

n) Bonds and promissory notes

Bonds and promissory notes are recorded at face value plus accrued interest. The discount on, and expenses incurred, in the issuance of the bonds are included in Prepaid expenses and other assets in the Consolidated Balance Sheets and are amortized using the interest method of amortization over the term of the instruments. Total capitalized costs associated with bonds were ThUS$ 4,832 and ThUS$ 4,604 as of December 31, 2005 and 2004, respectively, of which ThUS$ 1,744, ThUS$ 951 and ThUS$ 238 was amortized to expense in the years ended December 31, 2005, 2004 and 2003, respectively.

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

The Company has derivative instruments which index TB 51 are considered hedges of forecasted transactions these derivative instruments are stated at fair value on the Consolidated Balance Sheets and any change in the fair value are recognized on the balance sheet as an unrealized gain or loss in Other current liabilities or in Other assets. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in Non-operating income in the Consolidated Statements of Income.

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

The impact of the Company’s hedging activities included in Financial expenses for the years ended December 31, 2005, 2004 and 2003 totaled ThUS$ 4,034, ThUS$ 4,038 and ThUS$ 3,482, respectively. The unrealized gains included in Other long-term liabilities as of December 31, 2005 and 2004 totaled ThUS$ 3,588 and ThUS$ 1,526, respectively. The unrealized losses included in Other assets as of December 31, 2005 and 2004 totaled ThUS$ 20 and ThUS$ 1,397, respectively.

s) Securities purchased under resale agreements

Time deposits are recorded at cost plus accrued interest at each period-end. Securities purchased under resale agreements are presented at cost plus accrued interest at the period-end. The values of these investments did not exceed their respective market values at December 31, 2005 and 2004.

t) Research and development expenses

Research and development expenses are charged to income in the period in which they occur. The Company has not incurred significant research and development expenses during the years ended December 31, 2005, 2004 and 2003.

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

The balances of cash and cash equivalents were as follows:

	December 31,
	2005	2004	2003

	ThUS$	ThUS$	ThUS$
Cash	11,987	13,126	19,609
Time deposits and money market fund	85,330	45,404	3,886
Securities purchased under resale agreements (Note 9)	541	-	11,120

Total	97,858	58,530	34,615

NOTE 3 - ACCOUNTING CHANGES

During the year ended on December 31st, 2005, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to the previous year that may significantly affect the interpretation of these interim condensed consolidated financial statements.

NOTE 4 - MARKETABLE SECURITIES

Marketable securities are summarized as follows:

	December 31,
	2005	2004

	ThUS$	ThUS$
Money market funds	2,424	1,265

Total marketable securities	2,424	1,265

NOTE 5 – ACCOUNTS RECEIVABLE (NET)

Accounts receivable (net) includes the following:

	Accounts receivable aging		December 31,
	1-90 days	91-360 days	2005

	ThUS$	ThUS$	ThUS$
Trade accounts receivable	92,231	12,136	104,367
Notes receivable	11,717	2,440	14,157
Other accounts receivable	14,328	6,349	20,677
Less: Allowances for doubtful accounts			(5,593)

Total			133,608

	Accounts receivable aging		December 31,
	1-90 days	91-360 days	2004

	ThUS$	ThUS$	ThUS$
Trades accounts receivable	100,031	14,042	114,073
Notes receivable	8,025	1,467	9,492
Other accounts receivable	18,768	7,931	26,699
Less: Allowances for doubtful accounts			(5,182)

Total			145,082

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

a) Notes and accounts receivable from related companies

	Short-term		Long-term

	December 31,		December 31,
Company	2005	2004	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$
Oxinova C.A	4,862	8,564	-	-
Plycem Construsistemas de Costa Rica	140	373	-	-
Plycem Construsistemas de Guatemala	117	160	-	-
Forestal Río Calle-Calle S.A	-	3	-	597
Plycem Construsistemas Honduras	112	51	-	-
Plycem Construsistemas Nicaragua	10	90	-	-
Plycem Construsistemas El Salvador	55	49	-	-

Total	5,296	9,290	-	597

b) Notes and accounts payable to related companies

	Short-term		Long-term

	December 31,		December 31,
Company	2005	2004	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$
Oxinova C.A	3,033	5,830	-	-
Tek Board Overseas Inc. Amanco	417	-	-	-

Total	3,450	5,830	-	-

c) Transactions

			December 31,
			2005		2004		2003

			Amount	Effects in results (charge)/credit	Amount	Effects in results (charge)/credit	Amount	Effects in results (charge)/credit

Company	Relationship	Transactions

			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Comercializadora T&T C.A.	Investee	Commercial discounts			-	-	130	(130)

Plycem Construsistemas Costa Rica S.A.	Affiliate	Sale of products	798	279	721	238	581	300

Plycem Construsistemas Guatemala S.A.	Affiliate	Sale of products	278	106	268	88	366	148

Plycem Construsistemas Honduras S.A.	Affiliate	Sale of products	-	-	58	19	166	54

Plycem Construsistemas Nicaragua S.A.	Affiliate	Sale of products	82	29	163	54	-	-

Plycem Construsistemas El Salvador S.A.	Affiliate	Sale of products	95	35	317	105	112	22

Oxinova C.A.	Investee	Rental of assets	14	14	12	12	-	-
	Investee	Administrative services	82	82	72	72	117	117
	Investee	Purchase of chemical products	18,230	(18,230)	17,655	(17,655)	9,165	(9,165)

Nicalit S.A.	Affiliate	Sale of products			-	-	95	33

Forestal Río Calle-Calle S.A.	Investee	Interest on loans	-	-	34	34	99	99
	Investee	Expense and service invoices	-	-	-	-	1,186	(1,002)
	Investee	Purchase of timber	-	-	-	-	1,688	(853)

NOTE 7 - INVENTORIES

Inventories include the following:

	December 31,
	2005	2004

	ThUS$	ThUS$
Standing timber	30,857	33,821
Finished products and work in progress	114,658	105,292
Products for the resale	26,870	17,345
Materials, spare parts, supplies and other items	47,651	39,987

Total inventories	220,036	196,445

As of December 31, 2005 and 2004, inventories are shown net of the allowance for obsolescence amounting to ThUS$ 2,489 and ThUS$ 4,061, respectively, and allowances to reduce inventories to net realizable value of ThUS$ 2,887 and ThUS$ 1,437, respectively.

NOTE 8 - DEFERRED TAXES AND INCOME TAX

a) Income tax

The income tax provisions in the Consolidated Statements of Income were as follows:

	(Charges)/credits
	December 31,
	2005	2004	2003

	ThUS$	ThUS$	ThUS$
Current year provision for income tax	(7,455)	(6,117)	(5,193)
Deferred income tax (expense) benefit	(2,672)	(3,003)	5,978
Other	(3,000)	(2,608)	(180)

Total	(13,127)	(11,728)	605

b) Taxes recoverable and payable were as follows:

	December 31,
	2005	2004	2003

	ThUS$	ThUS$	ThUS$
Income tax provision	(7,455)	(6,117)	(5,193)
Refund of income taxes of prior years	15,158	11,681	10,792
Provisional monthly income tax prepayments	4,944	5,554	3,494
Value added taxes recoverable	24,679	24,916	32,216
Others	8,441	8,587	699

Total	45,767	44,621	42,008

c) Accumulated tax losses carryforward

The detail of accumulated tax losses for the Company and each subsidiary is as follows:

	December	Tax	December	Tax	Expiration
	2005	rate	2004	rate	date

	ThUS$	%	ThUS$	%
Masisa S.A	292,235	17.0	293,204	17.0	No term
Fibranova S.A	101,394	34.0	-	34.0	No term
Inversiones Internacional Terranova	64,718	17.0	129,212	17.0	No term
Terranova México S.A	-	-	10,727	33.0	No term
Masisa Madeira Ltd	4,912	34.0	4,504	34.0	No term
Masisa USA, Inc	288	37.5	1,753	37.5	19 years
Masisa Argentina S.A	923	35.0	10,986	35.0	5 years
Masisa do Brasil Ltd	7,041	34.0	23,853	34.0	No term
Masisa de Mexico S.A	4,738	29.0	18,412	34.0	10 years
Forestal Tornagaleones	25,524	17.0	17,487	17.0	No term
Forestal Argentina	7,880	35.0	7,537	35.0	No term
Masisa Ecuador S.A	480	30.0	700	19.0	No term

Total tax losses	510,133		518,375

d) Deferred taxes

The accumulated balances from deferred taxes originating from temporary differences were as follows:

	December 31, 2005				December 31, 2004

	Deferred assets		Deferred liabilities		Deferred assets		Deferred liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences

Allowance for doubtful accounts	1,173	-	-	-	723	647	-	-
Vacation accrual	656	-	-	-	509	-	-	-
Overhead costs	-	-	552	-	-	-	1,013	2,901
Depreciation	-	-	-	31,769	-	-	-	27,975
Other events	1,231	2,574	148	511	251	1,002	212	555
Other provisions	289	346	422	6	1,768	290	-	597
Tax losses carryforward	504	107,762	-	-	1,207	123,604	-	-
Cost of forest	-	-	64	17,730	-	-	394	17,883
Forest reserve	-	-	-	48,682	-	-	-	43,771
Asset financing cost	-	-	-	7,021	-	-	486	2,111
Provision for particle board line	-	1,049	-	-	282	1,627	-	-
Complementary account forest
reserve net of amortization	-	-	-	(10,325)	-	-	-	(10,325)
Complementary accounts
net of amortization	(35)	(1,469)	-	(18,259)	(29)	(1,456)	(67)	(19,616)
Valuation allowance	-	(71,821)	-	-	-	(91,013)	-	-

Total	3,818	38,441	1,186	77,135	4,711	34,701	2,038	65,852

NOTE 9 - OTHER CURRENT ASSETS

Other current assets include the following:

	December 31,
	2005	2004

	ThUS$	ThUS$
Unrealized losses on interest rate swap agreements	385	372
Securities purchased under resale agreements	541	-
Treasury stock	1,842	-
Other	132	202

Total	2,900	574

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

		December 31,

	2005			2004

	Gross	Accumulated	Net	Gross	Accumulated	Net
	value	depreciation	value	value	depreciation	value

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Land
Land	132,130	-	132,130	126,217	-	126,217
Plantations	564,236	-	564,236	505,082	-	505,082
Buildings and infrastructure	224,661	(67,469)	157,192	220,158	(58,799)	161,359
Machinery and equipment	824,958	(262,286)	562,672	809,598	(231,651)	577,947
Other property, plant and equipment	77,450	(40,795)	36,655	73,945	(37,484)	36,461

Reappraisals
Land	2,671	-	2,671	2,671	-	2,671
Buildings and infrastructure	4,719	(4,278)	441	4,719	(4,248)	471

Total	1,830,825	(374,828)	1,455,997	1,742,390	(332,182)	1,410,208

Capitalized plantation financing costs for the years ended December 2005 and 2004 amounted to ThUS$ 5,182 and ThUS$ 4,363, respectively.

Government grants awarded for forestry activities are accounted for as a reduction of Plantations. Grants balances related to non-harvested plantations amounted to ThUS$ 5,686 and ThUS$ 5,372 as of December 31, 2005 and 2004, respectively.

NOTE 11 - INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Investments in unconsolidated affiliates included the following at December 31, 2005 and 2004:

			Number of shares	Ownership percentage		Shareholders’ equity of investee		Result for the year			Equity in earnings (losses)			Equity value		Investment book value

Company	Country	Currency		2005	2004	2005	2004	2005	2004	2003	2005	2004	2003	2005	2004	2005	2004

				%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Oxinova C.A.	Venezuela	Dollar	1,963,564	49.000	49.000	8,285	6,816	1,493	2,720	1,915	720	1,333	939	4,060	3,340	4,060	3,340
Comercializadora
T&T C.A. (1)	Venezuela	Dollar	50	-	50.00	-	(237)	-	-	(371)	-	-	(184)	-	-	-	-

Total											720	1,333	755	4,060	3,340	4,060	3,340

(1) This investment was sold in October 2004.

a) In accordance with Circular Letter No. 150 issued by the SVS, the Company has completed an evaluation of the net asset value of its subsidiaries in Brazil, Venezuela, Argentina and Mexico by estimating cash flows to be generated by the subsidiaries in the future. Based on these estimates, the Company concluded that at December 31, 2005 no impairment adjustments are necessary.

b) At December 31, 2005 and 2004, the Company held investments in Venezuela, through its subsidiary Inversiones Internacionales Terranova S.A., as follows:

- Terranova Venezuela S.A.
- Fibranova C.A.
- Andinos C.A.
- Oxinova C.A.
- Corporacion Forestal Itamaca C.A.
- Corporacion Forestal Guayamure C.A.

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

Additionally, on January 21, 2003, the National Executive enabled the Finance Ministry to confirm with the Central Bank of Venezuela (BCV), temporary measures to establish limits and restrictions to convertibility of the Bolivar and to the transfer of funds abroad. Based on this action, on the same date the Finance Ministry and the BCV agreed to suspend the trading of foreign currencies in Venezuela. On February 5, 2003, two exchange agreements to establish a new system of foreign exchange management were established. The exchange rate was fixed at Bs 1,596/US$1 (buying) and Bs 1,600/US$1 (selling). This exchange was modified in March 2005, and was fixed at Bs 2,144/US$1 (buying) and Bs 2,150/US$1 (selling).

To date, the respective regulation has not been removed and it is not possible to fully evaluate the effects such measure may have on the Company’s future operations.

The financial statements have been prepared assuming that the subsidiaries in Venezuela will continue their operations as a going concern. Consequently, the adjustments that could result from these uncertain circumstances have not been included.

NOTE 12- GOODWILL AND NEGATIVE GOODWILL

Goodwill includes the following:

	December 31,		December 31,

	2005		2004

	Amount		Amount
	amortized	Balance of	amortized	Balance of
Company	in the period	goodwill	in the period	goodwill

	ThUS$	ThUS$	ThUS$	ThUS$
Masisa USA, Inc. (1)	706	-	707	706
Masisa Cabrero S.A. (2)	85	1,249	85	1,334

Total	791	1,249	792	2,040

Negative goodwill includes the following:

	December 31,		December 31,

	2005		2004

	Amount		Amount
	amortized in	Balance of	amortized	Balance of
Company	the period	goodwill	in the period	goodwill

	ThUS$	ThUS$	ThUS$	ThUS$
Corporación Forest
Guayamure C.A. (3)	124	1,874	124	1,998
Masisa (4)	2,766	32,067	2,766	34,833
Forestal Tornagaleones S.A. (5)	163	13,480	100	1,754
Inversiones Internacionales Terranova S.A.(6)	335	6,039	335	6,374

Total	3,388	53,460	3,325	44,959

(1)	This subsidiary was acquired in 1997 and goodwill is being amortized over ten years.

(2)	During 2000, the Company’s then existing consolidated subsidiary Masisa purchased a 92.61% interest in Masisa Cabrero S.A. from Forestal Terranova and Fibras del Noreste S.A. for ThUS$ 43,469, which resulted in goodwill of ThUS$ 1,593. The goodwill is being amortized over twenty years.

(3)	The negative goodwill originated as a result of the acquisition of Corporación Forestal Guayamure C.A., a Venezuelan company and is being amortized over twenty years.

(4)	The acquisition of a 43.16% interest in Old Masisa in July 2002 and a 0.544% interest in June 2004 resulted in negative goodwill.This negative goodwill is being amortized over fifteen years.

(5)	On June 27, 2002, the Company’s, through it then existing subsidiary Masisa made a capital investment of ThUS$ 7,372 in its subsidiary Forestal Tornagaleones S.A., which increased its ownership by 6.45%. This investment resulted in negative goodwill of ThUS$ 2,012. This negative goodwill is being amortized to income over twenty years.

On November 15, 2005, the Company purchased 9,987,400 shares, equivalent to 34.35% of Forestal Tornagaleones S.A., generating a negative goodwill of ThUS$ 11,890 that it is being amortized over a period of twenty years.

(6)	In October 2004, the Company, through its subsidiary Masisa (formerly Forestal Terranova S.A.), acquired a 39.99% interest in Inversiones Internacionales Terranova S.A. resulting in negative goodwill of ThUS$ 6,709. This negative goodwill is being amortized to income over twenty years.

NOTE 13 - OTHER ASSETS

Other assets include the following:

	At December 31,
	2005	2004

	ThUS$	ThUS$
Forestry exploitation rights (1)	10,759	11,237
Assets for disposal (2)	942	1,266
Fees paid and tax credits (3)	463	786
Receivable for swap agreements	2,350	8,377
Fair value swap agreements	20	1,025
Discount on bonds issued	7,443	8,359
Bond issuance costs	2,416	3,020
Other	1,287	1,535

Total	25,680	35,605

(1)	In May 1997, the Company entered into a US$ 28.5 million contract with CVG-Proforca, a Venezuelan governmental entity, for the rights to use and harvest 59,000 hectares of plantation consisting of Caribbean type lumber for a term of 30 years. As a condition to enter into this contract, the Company was required to enter into a fifteen year operating lease contract for a sawmill owned by CVG Proforca requiring a payment of US$ 10 million. At the inception of both contracts, the Company paid the full amounts totaling US$ 38.5 million.

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

During 2000, Terranova de Venezuela S.A. acquired from its subsidiary Coforven S.A., the exploitation rights to 236,000 annual M3 of lumber and a sawmill for ThUS$ 3,324. The exploitation rights are being amortized according to the amount of cubic meters of harvested products from the forest owned by Terranova de Venezuela S.A. to supply the plants. The balance of Coforven’s goodwill amounting to ThUS$ 987 at the date of sale, has been included as part of exploitation rights since Terranova de Venezuela acquired a significant part of the production assets of Coforven S.A.

(2)	Corresponds to property, plant and equipment amounting to ThUS$ 942 at December 31, 2005 (ThUS$ 1,266 at 2004) of the subsidiary Masisa Madeiras and Masisa S.A. The sale of the equipment of the subsidiary Masisa Madeiras Ltda. is committed to the Brazilian companies Logasa, Alta Floresta and Rafter. During 2004, the Company wrote-off certain assets for disposal amounting to ThUS$ 5,534. See Note 20, Other non-operating expenses.

(3)	Corresponds to prepaid fees and tax expenses incurred for obtaining long-term loans by the Company and its subsidiary Inversiones Internacionales Terranova S.A. These expenses are amortized over the term of the loans.

NOTE 14 - SHORT -TERM BANK BORROWINGS

Short-term bank borrowings maturing in one year or less included the following at December 31, 2005 and 2004:

	Currency or indexation rate borrowing denominated in

	US Dollars		Other foreign currencies		Total

Issuer	2005	2004	2005	2004	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Banco WLB	-	10,111	-	-	-	10,111
Banco del Desarrollo	3,042	5,454	-	-	3,042	5,454
Banco Itau	-	1,723	-	-	-	1,723
Banco Estado	-	7,077	-	-	-	7,077
Banco de Chile	5,030	-	-	-	5,030	-
ABN AMRO Bank	8,046	-	16	-	8,062	-
HSBC Bank USA	4,668	-	-	-	4,668	-
Corpbanca Venezuela	-	-	-	7,657	-	7,657
Corpbanca	9,064	-	-	-	9,064	-
HSBC Bank Brasil S/A	-	3,615	-	-	-	3,615
Banco Mercantil	-	-	16,339	1,306	16,339	1,306
Banco Boston N.A	23,143	-	-	-	23,143	-
Citibank NA	13,372	-	-	-	13,372	-
Banco de Venezuela S.A	-	-	24,293	-	24,293	-
Banco ABN AMRO Bank	-	-	5,086	8,812	5,086	8,812
BBVA Banco BHIF	3,022	3,036	-	-	3,022	3,036

Total	69,387	31,016	45,734	17,775	115,121	48,791

Principal outstanding	68,800	30,912	45,456	17,558	114,256	48,470

Average annual interest rate	4.64%	3.6%	14.28%	3.01%	-	-

Accrued interest totaling ThUS$ 865 and ThUS$ 321 at December 31, 2005 and 2004, respectively, is included in the outstanding balances.

At December 31, 2005, the Company had ThUS$ 377,641 of short-term lines of credit, of which ThUS$ 171,933 were unused and available for borrowing on an unsecured basis.

NOTE 15 - LONG-TERM BANK OBLIGATIONS

a) Current portion of long-term bank borrowings with banks and financial institutions are summarized as follows at December 31, 2005 and 2004:

	Currency or indexation rate borrowing denominated in

	US Dollars		Other foreign currencies		UF		Total

Issuer	2005	2004	2005	2004	2005	2004	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Westdeutsche Landesbank (1)	2,960	2,945	-	-	-	-	2,960	2,945
Kreditanstal Fur Wieder a (2)	13,458	11,433	-	-	-	-	13,458	11,433
Banco BBVA, Chile (3)	1,521	1,508	-	-	-	-	1,521	1,508
Banco Estado (4)	4,456	2,925	-	-	-	-	4,456	2,925
Corpbanca (5)	9,771	2,219	-	-	-	-	9,771	2,219
Raboinvestments Chile S.A. (6)	833	3,106	-	-	-	-	833	3,106
Banco Crédito e Inversiones (7)	6,938	2,453	-	-	3,056	1,414	9,994	3,867
Security Bank	-	955	-	-	-	-	-	955
Dresdner Bank	-	2,106	-	-	-	-	-	2,106
Comerica Bank (8)	4,357	4,360	-	-	-	-	4,357	4,360
Citibank N.A.	-	67	-	-	-	-	-	67
Banco de Chile - New York (9)	4,410	4,399	-	-	-	-	4,410	4,399
The Bank of Nova Scotia (10)	7,996	4,045	-	-	-	-	7,996	4,045
Bank Boston N.A.	-	-	-	16	-	-	-	16
HSBC Bank	-	1,000	-	-	-	-	-	1,000
Corpbanca Venezuela (11)	-	-	718	-	-	-	718	-
ABN/CORP BancaVenezuela	-	-	3,171	-	-	-	3,171	-
HSBC Bndes	-	628	-	-	-	-	-	628
Banco Santander Chile (12)	5,900	10,624	-	-	-	-	5,900	10,624
Banco Security (13)	1,905	1,195	-	-	-	-	1,905	1,195
Rabobank Nederland (14)	2,571	1,299	-	-	-	-	2,571	1,299
Banco Itau Bra Pre-Export (15)	2,011	4,000	-	-	-	-	2,011	4,000
Others	-	-	-	-	-	-	-	-

Total	69,087	61,267	3,889	16	3,056	1,414	76,032	62,697

Principal outstanding	66,320	61,203	3,844	-	2,990	1,324	73,154	62,527

Average annual interest rate	4.02%	2.94%	15.01%	3.00%	6.70%	6.70%

Accrued interest totaling ThUS$ 2,878 and ThUS$ 170 at December 31, 2005 and 2004, respectively, is included in the outstanding balances.

b) Long-term bank borrowings with banks and financial institutions are summarized as follows at December 31, 2005 and 2004:

		Maturities				December 31, 2005		December 31, 2004

Issuer	Currency	1 year to 2 years	2 years to 3 years	3 years to 5 years	5 years to 10 years	Total long-term	Average annual interest rate	Total long term	Average annual interest rate

		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	%	ThUS$	%
Westdeutsche Landesbank (1)	US$	2,912	4,082	870	-	7,864	LIBOR+0.45%	10,774	LIBOR+0.45%
Kreditanstal Fur Wieder (2)	US$	7,130	7,130	12,360	-	26,620	LIBOR+2.20%	39,746	LIBOR+1.27%
BBVA Banco BHIF (3)	US$	1,445	1,445	-	-	2,890	LIBOR+1.10%	4,334	LIBOR+2.10%
Banco Estado (4)	US$	4,232	4,232	-	-	8,464	LIBOR+1.10%	8,334	LIBOR+2.10%
Corpbanca (5)	US$	9,193	9,193	-	-	18,386	LIBOR+1.10%	6,500	LIBOR+2.10%
Raboinvestments Chile S.A. (6)	UF$	2,000	1,500	3,000	6,000	12,500	LIBOR+0.90%	10,000	LIBOR+1.87%
Banco Crédito Inversiones (7)	US$	5,278	5,278	4,167	-	14,723	LIBOR+1.10%	20,000	LIBOR+1.69%
Banco Crédito Inversiones	UF	-	-	-	-	-	-	2,648	6.7%
Dresdner Bank Latinamerica	US$	-	-	-	-	-	-	3,000	LIBOR+1.90%
Comerica Bank (8)	US$	2,143	-	-	-	2,143	LIBOR+1.35%	6,427	LIBOR+1.35%
Citibank N.A.	US$	-	-	-	-	-	-	272	5.2%
Banco Chile New York (9)	US$	4,250	-	-	-	4,250	LIBOR+1.25%	8,550	LIBOR+1.25%
The Bank of Nova Scotia (10)	US$	7,500	6,250	-	-	13,750	LIBOR+1.15%	21,250	LIBOR+1.15%
CorpBanca Venezuela (11)	Bol	2,077	2,078	-	-	4,155	LIBOR+1.35%	-	-
Banco Santander Chile (12)	US$	1,738	1,741	-	-	3,479	LIBOR+1.10%	30,666	LIBOR+2.10%
Banco Security (13)	US$	1,164	1,167	-	-	2,331	LIBOR+1.10%	4,434	LIBOR+2.10%
Banco Rabobank Nederland (14)	US$	2,860	3,040	5,009	3,060	13,969	LIBOR+1.00%	11,250	LIBOR+1.50%
Banco Itaú Bra Pre-Export (15)	US$	-	-	-	-	-	-	2,000	LIBOR+5.00%

Total		53,922	47,136	25,406	9,060	135,524		190,185

(1)
Corresponds to two loans. First loan with an outstanding balance of ThUS$ 4,679 is repayable in eight semi-annual installments starting in April 2006. Second loan with an outstanding balance of ThUS$ 6,093 is repayable in seven semi-annual installments starting in June 2006. Both loans require semi-annual interest payments.

(2)
Corresponds to four loans. First loan with an outstanding balance of ThUS$ 5,996 is repayable in two semi-annual installments starting in June 2006. Second loan with an outstanding balance of ThUS$ 16,650 is repayable in ten semi-annual installments starting in June 2006. Third loan with an outstanding balance of ThUS$ 15,390 is repayable in nine semi-annual installments starting in March 2006. Fourth loan with an outstanding balance of ThUS$ 1,710 is repayable in nine semi- annual installments starting in March 2006. All loans require semi-annual interest payments.

(3)	The outstanding balance of this loan as of December 31, 2005 is repayable in six semi-annual installments starting in March 2006 with semi-annual interest payments.

(4)	The outstanding balance of this loan as of December 31, 2005 is repayable in six semi-annual installments, starting in March 31, 2006, with semi-annual interest payments.

(5)	The outstanding balance of this loan as of December 31, 2005 is repayable in six semi-annual installments, starting in April 30, 2006, with semi-annual interest payments.

(6)	The outstanding balance of this loan as of December 31, 2005 is repayable in six semi-annual installments commencing April 2006, with semi-annual interest payments.

(7)	The outstanding balance of this loan as of December 31, 2005 is repayable in six semi-annual installments, commencing April 2006, with interest payments to be made semi-annually.

(8)	The outstanding balance of this loan as of December 31, 2005 is repayable in three semi-annual installments, commencing April 2006, with interest payments to be made semi-annually.

(9)	This loan is repayable in four semi-annual installments, commencing April 2006, with semi- annual interest payments.

(10)	The Company entered into this loan in January 2003. This loan is repayable in five semi-annual installments, commencing January 2006, with semi-annual interest payments.

(11)	This loan is repayable in six semi-annual installments, commencing August 2006, with semi- annual interest payments.

(12)	The outstanding balance of this loan of ThUS$ 3,550 is repayable in six semi-annual installments, commencing April 2005, with semi-annual interest payments.

(13)	The outstanding balance of this loan as of December 31, 2005 is repayable in six semi-annual installments, starting in April 2006, with semi-annual interest payments.

(14)	The outstanding balance of this loan as of December 31, 2005 is repayable in nine semi-annual installments, starting in May 2006, with interest payments semi-annually.

(15)	The outstanding balance of this loan as of December 31, 2005 is repayable in one installment on December 2006.

Scheduled payments of long-term bank borrowings at December 31, 2005 are as follows:

Amounts payable during the years ending December 31,
ThUS$

2006	76,032
2007	53,922
2008	47,136
2009	25,406
2010 and thereafter	9,060

Total	211,556

NOTE 16 – BONDS AND PROMISSORY NOTES

Bonds and promissory notes include the following.

		Notional amounts	Currency	Interest	Maturity date	Commencement of interest payment	Principal repayment
								At December 31,
	Series							2005	2004

				%				ThUS$	ThUS$
Short-term portion

Terranova bonds	A	3,500	U.F.	5.0	06/15/2009	Semiannually	2005	123,007	15,308
Terranova bonds	B	1,000	U.F.	6.0	06/15/2024	Semiannually	2009	35,160	77
Terranova bonds	C	30,000,000	US$	5.0	06/15/2008	Semiannually	2008	62	62
Masisa bonds	A	500	U.F.	5.0	12/15/2010	Semiannually	2006	17,716	160
Masisa bonds	B	702	U.F.	6.25	12/15/2024	Semiannually	2011	63	56
Private Placement	B	9,000,000	US$	8.06	05/14/2008	Semiannually	2006	9,278	9,371

Total								185,286	25,034

Long-term portion

Terranova bonds	A	3,500	U.F.	5.0	06/15/2009	Semiannually	2005	-	108,320
Terranova bonds	B	1,000	U.F.	6.0	06/15/2024	Semiannually	2009	-	31,068
Terranova bonds	C	30,000,000	US$	5.0	06/15/2008	Semiannually	2008	30,000	30,000
Masisa bonds	A	2,000	U.F.	5.0	12/15/2010	Semiannually	2006	65,340	76,488
Masisa bonds	B	702	U.F.	6.25	06/15/2024	Semiannually	2011	24,621	21,809
Private Placement	B	18,000,000	US$	8.06	06/15/2008	Semiannually	2008	18,000	27,000

Total								137,961	294,685

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

In June 2003, the Company issued UF 1,000,000 Series B fixed rate UF denominated bonds in the Chilean market. Series B bonds mature on June 15 2024 and pay interest at 6.0% . Interest is payable on June 15 and December 15 of each year with the first payment due on December 15, 2004. Principal is payable on June 15 and December 15 of each year with the first payment due on December 15, 2009.

In June 2003, the Company issued ThUS$ 30,000 Series C fixed rate US$ denominated bonds in the Chilean market. Series C bonds mature on June 15, 2008 and pay interest at 5.0% . Interest is payable on June 15 and December 15 of each year with the first payment due on December 15, 2004.

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

On December 22, 2005, the holders of the Series A bonds issued in June 2003, the Series A bonds issued in December 2004 and the Series B bonds issued in June 2003 and December 2004 were notified of their prepayment planned for January 23, 2006. As a result, the Company classified such bonds as current portion.

b) Promissory notes

In May, 1996, the Company’s indirect subsidiary Masisa Overseas Ltd, issued ThUS$ 70,000 of fixed rate Promissory notes. Series A Promissory notes of ThUS$ 25,000 matured in 2003 and paid interest at 7.82% . Series B Promissory notes outstanding of ThUS$ 22,000 mature in 2008 and pay interest at 8.06% .

Scheduled payments of the long-term portion of bonds and promissory notes at December 31, 2005 are as follows:

Amounts payable during the years ending December 31,	ThUS$

2006	185,286
2007	25,335
2008	55,335
2009	8,167
2010 and thereafter	49,124

Total	323,247

NOTE 17 - ACCRUED LIABILITIES

Accrued liabilities include the following:

	December 31,
	2005	2004

	ThUS$	ThUS$

Accrued vacations	5,256	3,705
Provision for bonuses	1,266	1,649
Consulting services	925	3,190
Export expenses and freight	787	1,643
Services	1,508	1,702
Fines from Venezuela	1,784	89
Provision for major repairs	1,382	970
Other Taxes	3,087	-
Others	5,579	5,532

Total	21,574	18,480

NOTE 18 - SHAREHOLDERS’ EQUITY

 a) Changes in capital and reserve accounts for the years ended December 31, 2005, 2004 and 2003 were as follows:

	Common stock	Other reserves	Retained earnings	Development stage deficit	Net (loss) income for the year	Total Equity

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
2003

Balance at December 31, 2002	494,731	122,713	39,627	(21,514)	21,009	656,566
Transfer to retained earnings	-	-	(505)	21,514	(21,009)	-
Capital increase	90,558	-	-	-	-	90,558
Incorporation of net equity balance of Terranova S.A	16,828	-	-	-	-	16,828
Decrease in forestry reserve due to appraisal	-	(8,391)	-	-	-	(8,391)
Cumulative translation adjustment	-	(771)	-	-	-	(771)
Deficit of subsidiary in development stage	-	-	-	(4,133)	-	(4,133)
Net loss for the year	-	-	-	-	(20,010)	(20,010)

Balance at December 31, 2003	602,117	113,551	39,122	(4,133)	(20,010)	730,647

	Common stock	Other reserves	Retained earnings	Development stage deficit	Net (loss) income for the year	Total Equity

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
2004

Balance at December 31, 2003	602,117	113,551	39,122	(4,133)	(20,010)	730,647
Transfer to retained earnings	-	-	(24,143)	4,133	20,010	-
Cancellation of treasury shares	(18,378)	-	-	-	-	(18,378)
Increase in forestry reserve due to appraisal	-	9,795	-	-	-	9,795
Cumulative translation adjustment	-	(703)	-	-	-	(703)
Net loss for the year	-	-	-	-	56,778	56,778

Balance at December 31, 2004	583,739	122,643	14,979	-	56,778	778,139

2005

Balance at December 31, 2004	583,739	122,643	14,979	-	56,778	778,139
Transfer to retained earnings	-	-	56,778	-	(56,778)	-
Dividends paid	-	-	(52,111)	-	-	(52,111)
Capital increase	69,740	-	-	-	-	69,740
Capital effects due to merger	112,742	33,403	91,906	-	-	238,051
Increase in forestry reserve due to appraisal	-	32,842	-	-	-	32,842
Cumulative translation adjustment	-	3,202	-	-	-	3,202
Net income for the year	-	-	-	-	24,434	24,434

Balance at December 31, 2005	766,221	192,090	111,552	-	24,434	1,094,297

b) Paid-in capital

At December 31, 2005 and 2004, the capital of the Company was divided into 5,437,018,860 and 4,019,837,304 shares outstanding without nominal value, respectively.

At the extraordinary shareholders’ meeting held on August 29, 2005, the Company agreed to an increase in capital of US$ 150,000,000 through the issue, subscription and payment of 650,000,000 shares with no par value stock, of which 387,958,843 shares were subscribed and paid during the year.

At the extraordinary shareholders’ meetings of the former Masisa S.A. and the former Terranova S.A. held on April 12 and 13, 2005, the shareholders approved the merger of the former Masisa S.A. into the former Terranova S.A. See Note 1.

The extraordinary shareholders’ meeting of the former Terranova S.A. approved modifications to its bylaws, the principal ones being a change in the company’s name to Masisa S.A. and an increase the capital of the Company, to ThUS$ 696.481, divided into 5,049,060,017 shares of no par value, through the issue of 1,130,632,161 new shares of no par value, to be issued fully to shareholders of the former Masisa S.A. in the appropriate proportion according to the agreed share exchange.

c) Other reserves

Other reserves include the following:

	December 31,
	2005	2004

	ThUS$	ThUS$
Forestry reserve	162,969	130,156
Capital effects due to merger	33,403	-
Cumulative translation adjustment	(4,382)	(7,613)
Expenses for emission	-	-
Other	100	100

Total	192,090	122,643

d) Dividends

The dividend policy established by Masisa S.A. is to distribute annually to shareholders a sum, to be defined at the ordinary shareholders’ meeting, of no less than 30% and no more than 50% of the consolidated net income for each year, without the payment of interim dividends.

e) Treasury shares

As a result of the previous merger transaction, between the Company and its consolidated subsidiary Forestal Terranova, the Company acquired 87,871,054 of its own shares that were held by Forestal Terranova S.A. before the merger. Additionally, as allowed by Chilean Law certain dissenting shareholders of Forestal Terranova S.A. exercised their redemption rights for the receipt of cash payments. As such, the Company acquired 2,937,494 shares of Forestal Terranova S.A. which after the merger resulted in the Company holding 13,538,394 of its own shares. These treasury shares did not have voting rights, were recorded at cost and included under Other long-term assets in the Consolidated Balance Sheets. On December 26, 2004, the treasury shares were cancelled. As such, common stock was decreased by ThUS$ 18,378, and outstanding shares were reduced by 101,409,448 during the fourth quarter of 2004.

As a result of the merger transaction between the Company and Old Masisa, the Company acquired 18,078,984 shares of Old Masisa shares for ThUS$ 4,581 from certain dissenting shareholder’s. These treasury shares are recorded in Other current assets.

As part of the December increase in capital, the Company placed certain treasury shares in the market and the resulting treasury stock balance at December 31, 2005 was 7,272,045 with a value of ThUS$ 1,842. The impact of this transaction resulted in loss of ThUS$ 707 recorded as Other non operating expense.

NOTE 19 - OTHER NON-OPERATING INCOME

Other non-operating income during each period includes the following:

	Year ended December 31,

	2005	2004	2003

	ThUS$	ThUS$	ThUS$

Gain on sale of forests	2,149	44,284	-
Gain on sale of goods and services	-	364	688
Lease of offices, parking lots and others	110	474	610
Compensation from insurance	-	1,120	3,620
Other	540	1,010	989

Total	2,799	47,252	5,907

NOTE 20 - OTHER NON-OPERATING EXPENSES

Other non-operating expenses during each period includes the following:

	Year ended December 31,

	2005	2004	2003

	ThUS$	ThUS$	ThUS$
Provision for idle assets (1)	-	9,190	-
Temporary shut-down of industrial plant (2)	1,019	155	1,973
Depreciation and amortization	1,181	1,004	313
Provision for doubtful accounts non-operational accounts	-	2,762	-
Donations	118	350	324
Loss on sale of goods and services	996	63	649
Severance indemnities	449	2,094	331
Patents, taxes and commissions	962	385	-
Corporate reorganization expenses	-	411	200
Write off of VAT receivable as a result of merger	-	-	809
Lease of assets from third parties	50	1,376	651
Provision for insurance	470	-	95
Cost of losses (damages)	288	987	671
Other	2,956	2,990	1,298

Total	8,489	21,767	7,314

(1)
During the fourth quarter of 2004, the Company recognized a ThUS$ 4,912 provision for wood scanners in Chile and Brazil that after a testing period and negotiations with the supplier were determined to be unusable for their intended purpose. The provision was for the total cost of the equipment. Additionally, the Company recognized a provision for ThUS$ 1,023 during 2004 as a result of obsolete particle board line equipment in Masisa Mexico. The equipment was partially used to recondition a different particle board line and the remaining balance was completely written off since the expected recoverable value is negligible. The Company also recognized a provision for ThUS$ 640 during 2004 for equipment on Masisa Argentina’s impregnation line considered obsolete. The provision was for the entire book value of the equipment. The remaining ThUS$ 2,615 provisions were for various obsolete plant and equipment in Terranova Chile and Venezuela representing the entire book value of such equipment since the expected recoverable value is negligible.

(2)
Corresponds to expenses associated with an industrial plant of Masisa which was temporarily idled and depreciation and other expenses generated by the temporary shut down of the Menque industrial plant and the furniture line of the Chillan plant.

NOTE 21 - COMMITMENTS AND CONTINGENCIES

The following are the contingencies and commitments outstanding at the end of the year:

a) Financial covenants.

In the ordinary course of business the Company has certain restrictive convenants associated with its short-term and long-term bank obligations and its bonds and promissory notes. Such covenanents include, among other restrictions, compliance with certain financial ratios including debt and expense ratios, prohibitions of selling or transferring certain assets, and maintaining insurance policies on select assets. All of the Company’s covenants are being met at the date of these financial statements.

b) Deferred customs duties

At December 31, 2005, the Company owed deferred customs duties of ThUS$ 195 (ThUS$ 1,160 in 2004). These duties are not prsented as liabilities as the Company plans to utilize export incentives that provide exemption from the payment of these.

c) Other contingencies

On August 26, 2003, the Internal Tax Service in Chile notified the Company that it incorrectly recognized in its taxable income the results of its foreign agencies. This impacted the Company´s calculation of taxable losses for which the Company has booked US$ 39.2 million in recoverable taxes and unused tax losses. The Company has appealed this claim. Based on the Company´s research and in the opinion of its legal advisers, it believes that the probability is remote that its appeal would not be successful. The Company has booked no liability for this contingency.

d) Sale of Shares and Shareholders Agreement

- The Company's Venezuelan subsidiary, Oxinova C.A., signed a shareholders agreement with Oxiquim S.A. restricting the sale of its shares and prohibiting pledges or liens over any shares held andmaintained by Fibranova C.A.

- The Chilean subsidiary Inversiones Internacionales Terranova S.A., on May 23, 2002, signed a shareholders’ agreement with the state Corporación Venezolana de Guayana (CVG), to regulate the obligations of a Venezuelan corporation formed for the construction, management and operation of a river port on the north bank of the Orinoco River, Macapaima, Venezuela on behalf of the Company.

e) Timber purchase contract

The subsidiary Terranova de Venezuela S.A. (TDVSA) has a timber purchase contract that covers a total of 59,000 hectares in the State of Monagas, Venezuela, comprising two areas of 30,000 and 29,000 hectares each. The exploitation period for these forest plantations is 30 years, beginning in 1997. The contract includes certain procedural restrictions.

f) Uverito sawmill rental agreement

In May 1997, the subsidiary Terranova de Venezuela S.A. (TDVSA) signed a sawmill rental agreement with CVG Proforca C.A., for a term of 15 years from 1997. TDVSA has to comply with cetain operating and maintenance provisions during the term of the agreement:

g) Usufruct agreement over 30,000 hectares

In May 1997, the subsidiary Terranova de Venezuela S.A. (TDVSA) signed an agreement with CVG Proforca C.A. for water rights over a plot of land of 30,000 hectares. The term of the contract is 30 years, but the usage rights shall cease once TDVSA has exploited all the forest resources following the twentieth year.

h) Annual sales contract with CVG PROFORCA C.A.

During April 2000, Terranova de Venezuela, S.A. (TDVSA) signed an annual sales contract with CVG Proforca C.A. for 400,000 m3 SSC of commercial Caribbean pine timber. The contract identifies specific timber and agrees to a set unit price, to be indexed annually according to changes in the Consumer Price Index (CPI) of the United States of America during the preceding year.

NOTE 22 - SUBSEQUENT EVENTS

On January 5, 2006, the preemptive rights option period closed for the subscription of new shares issued as part of the capital increase approved in December 2005. As a result of this capital increase, 619,627,070 shares were sold for an amount of approximately US$117.5 million. Additionally, on the same day, the preemptive rights option period closed for the subscription of “own-issued” shares. As a result of this capital increase, 13,545,374 shares were sold for an amount of approximately US$ 2.6 million.

On January 12, 2006, the Company made two new bond offerings which were registered with the Securities Register of the Superintendency of Securities and Insurance on November 14 and 15, 2005 respectively. The detail of these is as follows:

1. Series E bonds for UF 2,750,000 at an intereste rate of 4.79% maturing in 21 years term and 1 years.

2. Series D bonds for UF 2,000,000 at an interest rate of 4.59% maturing in 7 years.

The proceeds of these placements were used to pay financial debts of the Company and/or its subsidiaries.

On January 23, 2006, the Company prepaid certain bearer bonds amounting to UF 4.500.000 issued by the Company.

A board meeting was held on January 11, 2006 in which the shareholders decided to modify the bonds issued in November 2005.

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

Pursuant to US GAAP, when a change in functional currency occurs previously issued financial statements should not be restated and a change in the functional currency should be reported prospectively from the date of the change. If the functional currency changes from a non-inflation adjusted local currency to the U.S. dollar, the translated amounts using the exchange rate prevailing at the end of the period prior to the change for non-monetary assets and liabilities and equity accounts become the accounting basis in the period of the change and in subsequent periods. However, in the case of a change from a price-level adjusted currency, such as the Chilean peso, to the US dollar, US GAAP requires the elimination of the accumulated inflation effects on all assets and liabilities for all periods prior to the date of the change before the translation to US dollar. Accordingly, for the reconciliation of net income and equity from Chilean GAAP to US GAAP for the year ended December 31, 2005 and 2004, the Company has (1) eliminated all price-level adjustments of all non-monetary assets and liabilities originated prior to January 1, 1992 and (2) translated all non-monetary assets, liabilities and shareholders’ equity accounts based on the prevailing exchange rate on December 31, 1991. The above reconciling items result in an adjustment included in note 1 p) below.

ii) Masisa

For the year ended December 31, 2005, 2004 and 2003, the reporting currency of the consolidated subsidiary Masisa is the US dollar. Prior to January 1, 2003, Masisa reported its financial statements in Chilean pesos. Effective January 1, 2003 and following the approval of the appropriate Chilean regulatory authorities, Masisa changed its reporting currency to the US dollar in order to be consistent with Terranova’s financial functional and reporting currency and to facilitate Terranova’s consolidation process for financial reporting purposes. Masisa’s functional currency has not changed and remains the US dollar.

As a result of the change in reporting currency in 2003, for Chilean GAAP purposes, Masisa’s accounting records, which until December 31, 2002 had been maintained in Chilean pesos adjusted for the effects of price level changes, were translated to US dollars by dividing all of the Company’s assets and liabilities by the Chilean peso–US dollar exchange rate prevailing on December 31, 2002.

Under US GAAP, a change in reporting currency from a price-level adjusted currency such as the Chilean peso to the US dollar requires the prior year financial statements be recast as if the US dollar had been used for all periods. Accordingly, for the reconciliation of net income and equity from Chilean GAAP to US GAAP for all periods presented, the Company has (1) eliminated all price-level adjustments; (2) remeasured all monetary assets and liabilities at current exchange rates; and (3) remeasured non-monetary assets and liabilities based upon exchange rates at the date of acquisition of Terranova’s control or historical exchange rates if later. The resulting adjustment is included in note 1 p) below.

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

Accordingly, for the reconciliation of net income and equity from Chilean GAAP to US GAAP for December 31, 2005 and 2004, the Company has (1) eliminated all price-level adjustments; (2) remeasured all monetary assets and liabilities at current exchange rates; (3) remeasured non-monetary assets, liabilities and shareholders’ equity accounts based on historical exchange rates; and (4) revenues and expenses at the weighted-average of the exchange rates in the period.

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

The effects resulting from the above differences between the Chilean GAAP financial statement presentation and currency translation and the methods described above for US GAAP purposes are presented as an adjustment to Chilean GAAP net income. The cumulative effect of these adjustments has been presented net of the corresponding tax effect as an adjustment to Chilean GAAP net equity. Resulting adjustment for this is reflected in 1 p) below.

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

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax basis of those assets and liabilities is included in paragraph 1 p) below and certain disclosures required under SFAS No. 109 are set forth in paragraph 2 a) below.

c) Revaluation of timber resources

As mentioned in Note 2 i) certain timber assets are reported in the financial statements at amounts determined in accordance with an annual technical appraisal. Revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation for both investments in unconsolidated affiliates and consolidated subsidiaries are shown in the reconciliation of shareholder’s equity in paragraph 1 p), below. As previously indicated in Note 2 i), the revaluation of timber resources is not given effect in the Consolidated Statement of Income under Chilean GAAP and therefore no US GAAP adjustment is necessary.

d) Revaluation of property, plant and equipment

As described in Note 2 i), certain property, plant and equipment has been reported in the financial statements at amounts determined in accordance with a one-time technical appraisal. The revaluation of property, plant and equipment is an accounting principle not generally accepted under U.S. GAAP. The effects of the reversal of this revaluation as well as the related accumulated depreciation and depreciation expense for the year is shown in the Chilean GAAP to U.S. GAAP reconciliation below under paragraph 1 p).

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

Until December 31, 2003, under Chilean GAAP, the excess of cost over the net book value of a purchased company is recorded as goodwill (the book value purchase method), which is then amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquired company generates sufficient income to absorb the additional amortization in any given year. The excess of net book value over the cost of an investment is considered to be negative goodwill under Chilean GAAP and is also amortized to income over a maximum period of twenty years. The amortization of negative goodwill may be accelerated if the acquired company sustains losses. Beginning January 1, 2004, goodwill and negative goodwill are calculated based on the net fair value of the assets acquired.

i) Transactions with Old Masisa

Acquisition of remaining minority interest and merger with Old Masisa in 2005

In April 2005 the shareholders of the Company and its 52.434% owned subsidiary, Old Masisa, approved the merger by incorporation of the subsidiary into and with the Company. Conditions required to ratify the merger were completed on May 31, 2005. See Note 1 for details.

Under Chilean GAAP, the acquisition of the 47.566% of Old Masisa, was accounted for similarly to a merger of commonly controlled companies on a prospective basis as of January 1, 2005. Thus, effective January 1, 2005, the historical values of Old Masisa’s assets and liabilities were combined with the Company’s and the minority interest related to Old Masisa was eliminated as of that date. Accordingly, under Chilean GAAP, the operating results for the year ended December 31, 2005 reflect no minority interest impact for Old Masisa as the subsidiary is considered wholly-owned beginning January 1, 2005. Historical financial statements for periods prior to the merger are not restated under Chilean GAAP. Costs related to the merger were expensed under Chilean GAAP.

Under US GAAP the merger transaction was accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations”. Accordingly, the acquired 47.566% interest of the former subsidiary was incorporated into the Company using the purchase method of accounting. The purchase price was determined based on the market value of the Company shares offered as of May 31, 2005 (the date of the merger under US GAAP), plus incremental direct costs. The book values of individual assets and liabilities were adjusted to their fair values as of the merger date for the proportional interest that was acquired. As for Chilean GAAP purposes the merger transaction became effective on January 1, 2005 whereas for US GAAP purposes the date of the merger was May 31, 2005, there is a reconciling amount to provide for the minority interest in the operating results of Old Masisa under Chilean GAAP for the first five months of the year. Additionally, as a result of the application of FAS 141 and the fair value adjustments under U.S. GAAP, the Company recognized an intangible asset for the Masisa brand name which was not recognized under Chilean GAAP. The impact of the amortization charge for the difference in the book value and fair value of the assets acquired is reflected as a reconciling item and included in the line, Business combinations, acquisition of Masisa. For U.S. GAAP purposes, goodwill is not amortized but is subject to annual impairment tests based on the fair value method. The purchase accounting adjustments and related calculation of goodwill related to the merger are as follows:

ThUS$

Net book value of Old Masisa under US GAAP (as of date of acquistion)	421,346
Incremental fair value of identified intangible asset (i)
(net of deferred taxes of ThUS$ 3,512)	17,146
Adjustment to net assets of Old Masisa to reconcile to fair value
(net of deferred taxes of ThUS$ 17,355)	(96,282)

Fair value of Masisa (at date of acquisition)	342,210

Fair value of minority interest acquired in Old Masisa (47.566%)	162,776
Purchase price, including expenses related to the acquisition (ii)	249,857

Goodwill under US GAAP	87,081

(i)	Identified intangible associated with Masisa brand name.
(ii)	The purchase price represents the market value on the Santiago Stock Exchange at May 31, 2005 of 1,130,632,161 of Company´s shares at a price of US$$0.2178, plus external incremental cost directly related to the acquisition amounting to ThUS$ 3,560. Such incremental costs were expensed under Chilean GAAP.

As a result of the different accounting treatment followed for the merger transaction, the shareholder’s equity reconciliation shows a reconciling item for the difference between the capital increase recorded under Chilean GAAP (ThUS$ 238,051) and the capital increase determined under US GAAP (ThUS$ 246,297), amounting to ThUS$ 8,246.

Initial acquisition of Masisa in 2002

The Company´s subsidiary Masisa was acquired through the purchase of a 43.16% interest in Masisa in July 2002 resulting in negative goodwill amounting to ThUS$ 40,381 as described in Note 12.

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

ii) Acquisition of 34.35% of Forestal Tornagaleones S.A.(Tornagaleones) in November 2005

As discussed in Note 1, in November 2005, the Company acquired an additional 34.35% of its consolidated subsidiary Tornagaleones for cash of US$ 29,890. Under Chilean GAAP, the acquisition of the additional 34.35% of Tornagaleones was accounted for as a purchase based on the proportional share of the net book value of the assets acquired. The transaction under Chilean GAAP resulted in negative goodwill of US$ 11,890 as the book value of the proportional net assets received exceeded the purchase price.

Under US GAAP the acquisition was accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations”. Accordingly, the acquired 34.35% interest was recorded using the purchase method of accounting considering the fair value of the net assets acquired. The purchase price was determined based on cash value paid of US$ 29,890, plus incremental direct costs. The book values of individual assets (primarily forest) and liabilities were substantially equal to the fair values at the acquisition date as forestry asset values are adjusted annually based on current revaluations for Chilean GAAP. Additionally, the Company did not identify any intangible assets under Chilean GAAP or US GAAP. For US GAAP purposes, the excess of the fair value of the net assets acquired over the purchase price, negative goodwill, was allocated as a prorata reduction to the acquired assets. The impact of the amortization charge for negative goodwill on results was not material for the period ended December 31, 2005.

iii) Maderas y Paneles S.A., Masisa Cabrero S.A. and Forestal Tornagaleones S.A.

Under Chilean GAAP, goodwill and negative arising from the purchases made by Masisa of Maderas y Paneles S.A., Masisa Cabrero S.A. and Forestal Tornagaleones S.A in years prior to its acquisition from the Company in 2002 are recorded at book values and amortized over 20 years. Under US GAAP, an acquiring company should not recognize the goodwill previously recorded by an acquired entity. Such differences in amortization are presented in paragrapg 1 p) below.

iv) Corporación Forest Guayamure C.A.

Negative goodwill resulting from the purchase by the Company of Corporación Forest Guayamure C.A. is being amortized over 20 years under Chilean GAAP. Under US GAAP, this negative goodwill would have been allocated pro-rata to the forests as of the acquisition date resulting in lower cost of sales when the forest acquired is harvested. The difference between amortizing the negative goodwill to income over 20 years under Chilean GAAP and the impact under the full allocation method pursuant to US GAAP has been included in the reconciliation of net income and shareholders’ equity in paragraph 1 p) below.

v) Terranova International S.A acquisition

As described in Note 12, Terranova acquired the remaining 40% interest in Terranova International S.A. from its indirect controlling shareholder in October 2004. Under Chilean GAAP, the difference between the consideration paid and the book value of Terranova Internacional S.A. was recorded as negative goodwill which is being amortized to income over twenty years. Under US GAAP, the shares acquired from indirect controlling shareholders were considered to be an exchange of ownership interests between companies under common control. As such, the difference between the purchase price paid by Terranova and the 40% of net book value of Terranova International S.A. would have been considered a capital investment and recorded as additional paid-in capital in the consolidated shareholders’ equity of Terranova.

vi) Amortization of Goodwill and Intangible Assets

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

The Company has performed the annual impairment test of the goodwill originated on its acquisitions and did not identify any impairment.

The adjustments for the differences in accounting for business combinations, goodwill and negative goodwill between Chilean GAAP and US GAAP, as described above, are shown in the reconciliation of net income and shareholder’s equity in paragraph 1 p) below.

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

The adjustments for the reversal of capitalizing interest costs incurred in connection with the development of forests and the netting of foreign-currency gains and losses against interest capitalized pursuant to Chilean GAAP is shown in the reconciliations of net income and shareholder’s equity in paragraph 1 p) below.

g) Treasury stock

As mentioned in Note 18 c), as a result of the merger transaction, the Company recorded its own shares obtained in the legal reorganization described in Note 1 and it's shares purchased from dissenting shareholders who exercised their redemption rights as an asset. Under US GAAP, such shares would be recorded as Treasury stock as a reduction of Shareholders’ equity. The effect of such difference at December 31, 2005 is included under paragraph 1 p) below.

h) Derivative contracts

At December 31, 2005 and, 2004, the Company had derivative contracts consisting of interest rate swap agreements which have been designated as hedges of forecasted transactions. These contracts were obtained to mitigate interest rate risk with respect to certain variable interest rate debt.

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

The effect of the differences in accounting for derivative financial instruments are included in the reconciliation of Chilean GAAP and US GAAP in paragraph 1 p) below.

i) Timber cutting rights

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

The effect of the differences in accounting for the contracts described above are included in the reconciliation of Chilean GAAP and US GAAP in paragraph 1 p) below.

j) Asset retirement obligation

As part of the contract with CVG-Proforca for the right to use and harvest 59,000 hectares of plantation, the Company is required to reforest 7,500 hectares upon the termination of the contract on May 23, 2027. The contract requires that on expiration of the contract, each hectare should have at least four hundred Caribbean type lumber trees with a minimum age of ten years.

Pursuant to US GAAP, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) as of January 1, 2004. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. For US GAAP purposes, the Company considers that the contractual obligation to reforest 7,500 hectares meets the definition of an asset retirement obligation under SFAS 143.

Under Chilean GAAP, in 2004 there was no specific pronouncement related to asset retirement obligations and such obligations were not accounted for by the Company. However, under current practice, the cost associated with an asset retirement obligation is accrued based on the present value of the estimated obligation. At December 31, 2005, the Company has registered an accrual associated with this obligation for Chilean GAAP reporting.

The adjustments for the differences in accounting for asset retirement obligations between Chilean GAAP and US GAAP, as described above, are shown in the reconciliation of net income and shareholder’s equity in paragraph 1 p) below.

k) Direct financing lease agreement

During 2001 and 2002, the Company’s subsidiary, Masisa Madeiras, sold certain harvesting equipment to unrelated third parties financed without interest charges over 48 months. The Company retained title with respect to the machinery. The agreements were consummated as part of an outsourcing initiative related to harvesting activities. Contemporaneous with the sale of the equipment, service agreements were consummated with such parties to whom the equipment was sold to provide services to Masisa Madeiras. Payments due from Masisa Madeiras to the counterparties for service provided to Masisa Madeiras are reduced by the amount of the installments due by such counterparties under the financed sale of equipment.

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

Under US GAAP, this transaction is accounted for as a sale pursuant to a direct financing lease agreement.

An adjustment to derecognize the equipment and the liability received for payments received from the Consolidated Balance Sheet and to recognize the receivable from counterparties discounted to present value and the interest earned has been included in the Chilean GAAP to US GAAP reconciliation below under paragraph 1 p).

l) Equipment held for sale

The Company’s subsidiary, Masisa Madeiras, discontinued the use of certain equipment in 2003 and decided to sell it. Under Chilean GAAP, the Company reclassified such equipment to Other assets in the Consolidated Balance Sheet and discontinued its depreciation.

For US GAAP purposes and until December 31, 2002, such equipment did not meet the criteria of a long-lived asset to be disposed of by sale or otherwise as defined by SFAS No. 144, “Accounting for the Impairment or Disposal of long-lived Assets.” During 2003, the conditions for considering the equipment as an asset to be disposed of by sale were met. As such, the equipment would be recorded at the lower of carrying amount or fair value less costs to sell in the US GAAP balance sheet as of December 31, 2005 and 2004.

An adjustment to recognize depreciation expense and accumulated depreciation until the date the equipment qualified as an asset held for sale under US GAAP and to recognize the difference between carrying amount and fair value less cost to sell has been included in the Chilean GAAP to US GAAP reconciliation below under paragraph 1 p).

m) Minority interest

The proportional effects of the US GAAP adjustments described above related to the Company’s subsidiaries, have been included in the reconciliation of net income and shareholders equity in paragraph 1 p) below.

n) Balance sheet and Income statement classifications under US GAAP

i) As disclosed in Note 2 n), under Chilean GAAP, the Company has classified the discount on the issuance of bonds amounting to ThUS$ 9,076 and ThUS$ 9,936 as of December 31, 2005 and 2004, respectively, in prepaid assets and other assets. Under US GAAP, in accordance with APB Opinion No. 21, “Interest on Receivables and Payables”, the discount on the issuance of bonds should be reported in the balance sheet as a direct reduction from the face amount of the related bonds instead of a deferred charge.

ii) As disclosed in Notes 19 and 20, under Chilean GAAP, the Company has classified certain items in non-operating results (i.e., certain gains and losses on sales of property, plant and equipment; write-downs of property, plant and equipment; depreciation of equipment temporarily out of service, certain provisions for non operating accounts receivable losses, etc.) that under US GAAP, are included in operating income. In addition, differences in classification of income and expenses and goodwill as well as other differences between Chilean GAAP and US GAAP exist. As a result of these reclassifications pursuant to US GAAP, operating income amounted to ThUS$ 73,897 and ThUS$ 138,187, for the years ended December 31, 2005 and 2004, respectively.

o) Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile a provision has been made in the accompanying US GAAP reconciliation in paragraph 1 p) below to recognize the corresponding decrease in Shareholder’s equity at December 31 of the year to which the minimum dividend is attributed.

p) Effects of conforming to US GAAP

The adjustments to reported net income pursuant to Chilean GAAP required to conform with accounting principles generally accepted in the United States of America include the following:

	Year ended
	December 31,
	2005	2004

	ThUS$	ThUS$

Net income (loss) as shown in the Chilean GAAP financial statements	24,434	56,778
Effect for change in functional currency (par. 1 a)	1,300	1,715
Effect for change in reporting currency (par. 1 a)	(4,843)	353
Inflation adjustments (par. 1 a)	(239)	(164)
Deferred income taxes-reversal of complementary accounts (par. 1 b)	1,442	6,538
Revaluation of property, plant and equipment (par. 1 d)	29	29
Business combinations, goodwill and negative goodwill (par. 1 e):
- Capitalization of acquisition costs related to the 2005 Masisa merger (par. 1 e) i))	3,560	-
- Minority interest effect of the 2005 Masisa merger (par. 1 e) i))	(4,765)	-
- Goodwill and negative goodwill amortization	247	(1,166)
- Acquisition of Masisa 2002 – amortization of fair value of assets and liabilities	4,196	4,435
- Elimination of acquired goodwill and negative goodwill – Masisa	(2,844)	(2,781)
Capitalization of interest (par. 1 f)	(4,518)	2,981
Capitalization of exchange differences (par. 1 f)	(1,029)	(1,240)
Derivative contracts (par. 1 h)	3,415	5,002
Timber cutting rights (par. 1 i)	1,071	1,780
Asset retirement obligation (par. 1 i)	539	(117)
Direct financing lease agreement (par. 1 k)	74	419
Equipment held for sale (par. 1 l)	232	68
Net deferred income tax effects on US GAAP adjustments (par. 1 b)	1,533	(2,674)
Net effects of US GAAP adjustments on minority interest (par. 1 m)	1,035	(550)

Net income in accordance with US GAAP	24,869	71,406

The adjustments required to conform shareholders’ equity to US GAAP include the following:

	At December 31,
	2005	2004

	ThUS$	ThUS$

Shareholders’ equity as shown in the Chilean GAAP financial statements	1,094,297	778,139
Effect for change in functional currency (par. 1 a)	(21,113)	(22,413)
Effect for change in reporting currency (par. 1 a)	73,631	78,474
Inflation adjustments (par. 1 a)	(55,093)	(54,854)
Deferred income taxes – reversal of complementary accounts (par. 1 b)	(16,755)	(18,197)
Revaluation of timber resources (par. 1 c)	(159,856)	(127,014)
Revaluation of property, plant and equipment (par. 1 d)	(3,113)	(3,142)
Business combinations, goodwill and negative goodwill (par. 1 e):
- Capitalization of acquisition costs - Masisa merger	3,560	-
- Effect of purchase accounting 2005 - Masisa merger	8,246	-
- Effect of Masisa merger on minority interest	(4,765)	-
- Goodwill and negative goodwill amortization	6,956	6,709
- Acquisition of Masisa – amortization of fair value of assets and liabilities	15,142	10,946
- Elimination of acquired goodwill and negative goodwill – Masisa	(9,084)	(6,240)
Capitalization of interest (par. 1 f)	(51,924)	(47,406)
Capitalization of exchange differences (par. 1 f)	(4,599)	(3,570)
Treasury stock (par. 1 g)	(1,842)	-
Derivative contracts (par. 1 h)	3,544	129
Timber cutting rights (par. 1 i)	1,025	(46)
Asset retirement obligation (par. 1 i)	-	(539)
Direct financing lease agreement (par. 1 k)	98	24
Equipment held for sale (par. 1 l)	(73)	(305)
Net deferred income tax effects on US GAAP adjustments (par. 1 b)	4,751	3,218
Minimum Dividend (par. 1 o)	(7,380)	(17,033)
Net effect of US GAAP adjustments on minority interest (par. 1 m)	(903)	(1,938)

Shareholders’ equity in accordance with US GAAP	874,750	574,942

The changes in shareholders’ equity determined under US GAAP were as follows:

ThUS$

Balance at December 31, 2003	520,569
Minium Dividend	(17,033)
Net income for the period	71,406

Balance at December 31, 2004	574,942
Capital increase - merge	246,297
Paid dividend	(52,111)
Minimum dividend - reversal	17,033
Treasury stock	(1,842)
Minimun dividend	(7,380)
Capital increase	69,740
Cumulative translation adjustment	3,202
Net income for the period	24,869

Balance at December 31, 2005	874,750

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

	Year ended
	December 31,
	2005	2004

	US$	US$

Basic and diluted earnings (losses) per share under Chilean GAAP	0.005	0.014

Basic and diluted earnings (losses) per share under US GAAP	0.005	0.018

Weighted average number of shares of
common stock outstanding (in thousands)	4,591,227	3,918,428

b) Income taxes

The provisions for income taxes charged to the results of operations pursuant to US GAAP were as follows:

	Year ended
	December 31,

	2005	2004

	ThUS$	ThUS$
Deferred tax expense (benefit) under Chilean GAAP:
Chile	(6,186)	(3,384)
Foreign	8,858	6,480

Additional deferred tax expense (benefit) under US GAAP:
Chile adjustment	(3,248)	(4,629)
Foreign adjustment	273	765

Total deferred tax provision under US GAAP	(303)	(768)

Current year provision for income tax:
Chile	433	2,598
Foreign	10,022	6,034

Total current income tax provision under US GAAP	10,455	8,632

Total provision under US GAAP	10,152	7,864

All of the income tax provision in each year arise from Chilean, Argentine, Mexican, Ecuadorian, Peruvian, Venezuelan, United States and Brazilian sources.

Deferred tax assets (liabilities) are summarized as follows:

	At December 31,

	2005	2004

	ThUS$	ThUS$

Property, plant and equipment	(50,517)	(44,207)
Inventories	(552)	(3,914)
Other	(2,403)	(2,788)

Gross deferred tax liabilities	(53,472)	(50,909)

Tax loss carryforwards	108,266	124,811
Valuation allowance	(71,821)	(91,013)
Notes and accounts receivable	1,173	1,370
Accrued vacations	656	509
Other provisions	4,074	3,967
Other	1,415	1,253

Gross deferred tax assets	43,763	40,897

Net deferred tax liabilities under US GAAP	(9,709)	(10,012)

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate (17% in 2004 and 17% in 2005) to US GAAP pretax income as a result of the following differences:

	Year ended
	December 31,

	2005	2004

	ThUS$	ThUS$
US GAAP pretax income
Chile	1,806	42,823
Foreign	33,215	36,447

Total	35,021	79,270

At statutory Chilean tax rates
Chile	307	7,280
Foreign	5,647	6,196

Total	5,954	13,476

Increase (decrease) in rates resulting from:
Foreign exchange differences	22,899	13,478
Non-taxable income	156	(1,050)
Non-deductible expenses	152	3,560
Adjustments of income tax provision of prior year	930	(301)
Other local income taxes	(2,102)	1,840
Difference between tax rate in Chile and foreign subsidiaries	1,355	9,267
Change in valuation allowance	(19,192)	(34,574)
Other	-	2,168

At effective tax rates	10,152	7,864

c) The following methods and assumptions were used to estimate the fair value of each class of financial instrument at December 31, 2005 and 2004 for which it is practicable to estimate that value:

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
  For interest rate swaps, fair values were estimated based on quotes obtained from brokers for derivatives with similar terms and remaining maturities.

	December 31, 2005		December 31, 2004
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash	11,987	11,987	13,126	13,126
Time deposits (short-term)	82,906	82,906	44,139	44,139
Marketable securities	2,424	2,424	1,265	1,265
Accounts receivable (current)	133,608	133,608	145,082	145,082
Accounts receivable (long-term)	4,901	4,901	5,779	5,779
Derivative contracts	334	334	6,520	6,520

Liabilities
Short-term bank borrowings	115,121	115,121	48,791	48,791
Accounts payable (current)	54,728	54,728	58,317	58,317
Long-term bank borrowings (including
current portion)	211,556	211,578	252,882	254,375
Bonds and promissory notes (including
current portion)	323,247	329,281	319,719	328,711
Other long-term borrowings (including
current portion)	1,662	1,662	1,308	1,308
Other long-term liabilities	19,965	19,965	16,611	16,611

d) Concentration of credit risk

The assets of the Company that are potentially subject to significant concentrations of credit risk are deposits held with banks and financial institutions, investments in derivative instruments and trade accounts receivable.

The Company holds accounts with a variety of banks and does not hold significant deposits or derivative instruments with any single bank. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not believe that it had any significant concentrations of credit risk at December 31, 2005.

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

As a result of the merger with its previously consolidated subsidiary, the Company and its key decision makers have revised the segments of the Company and how they utilize such information. The Company has determined that the information used by the Company’s key decision makers for making operating decisions and assessing performance is now based primarily on geographical segments. The Company’s reportable geographical segments are the United States, Chile, Brazil, Venezuela, Mexico, Argentina and Other. Historical segment presentations have been restated to reflect these new segments. Management views these segments as key components of the entity’s business and expects the segments to meet the quantitative thresholds in future years.

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

The following table below presents sales information about reportable segments based on the location in which the sale is originated for the year ended December 31, 2005 and 2004:

					United
December 31, 2005	Chile	Brazil	Venezuela	México	States	Argentina	Other (1)	Total

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales	245,592	156,440	99,548	113,520	191,520	104,890	(167,517)	743,993
Operating income	18,233	21,092	3,453	683	1,996	19,517	14,495	79,469
Capital expenditures	35,233	18,620	8,239	1,629	541	8,785	119	73,166
Depreciation	15,935	12,232	11,983	1,454	728	8,331	28	50,691

					United
December 31, 2004	Chile	Brazil	Venezuela	México	States	Argentina	Other (1)	Total

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales	240,319	155,626	94,254	113,112	139,551	90,809	(182,671)	651,000
Operating income	20,842	42,096	4,354	7,272	6,716	14,619	(782)	95,117
Capital expenditures	20,582	12,128	4,313	5,176	116	6,708	78	49,101
Depreciation	16,531	10,578	10,954	1,149	708	8,426	32	48,378

(1)	Other includes inter-company eliminations.

The following table presents sales information based on the location to which the product is shipped and long-lived asset information by geographic area:

	Sales for the		Property, plant
	year ended		and equipment at
	December 31,		December 31,
	2005	2004	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$
Domestic:
Chile	122,436	109,261	626,918	580,231
Argentina	56,260	43,416	218,818	219,511
Brazil	104,520	91,607	281,252	280,624
Mexico	111,835	105,076	24,701	31,127
United States	208,093	190,039	10,313	-
Venezuela	61,990	39,037	293,776	298,583
Other	22,358	15,464	199	111
Foreign	56,501	57,100	20	21

Total	743,993	651,000	1,455,997	1,410,208

Foreign revenue in the table above includes sales from Chile, México, Argentina, Venezuela and Brazil to other countries. Such amounts are detailed by major geographic area as follows, for year ended December 31, 2005 and 2004:

	Year ended
	December 31,
	2005	2004

	ThUS$	ThUS$

Central and South America	42,649	28,666
Asia	9,994	17,876
Africa	559	3,216
Oceania	-	25
Europe	3,299	7,317

Total export sales from Chile, México, Argentina, Venezuela and Brazil	56,501	57,100

Export sales from Chile, México, Argentina, Venezuela and Brazil
as a percentage of total sales	11.92%	8.77%

Enterprise wide sales information based on the Company’s products follows:

	Year ended
	December 31,
	2005	2004

	ThUS$	ThUS$
Particle Board	154,039	125,872
MDF	250,241	215,853
OSB	59,734	53,448
Solid wood-doors	32,815	37,859
MDF Mouldings	47,310	32,836
Finger-Joint Mouldings	83,067	81,395
Sawn Lumber	66,638	55,963
Saw and pulp logs	30,105	27,506
Other products	20,044	20,268

Total	743,993	651,000

f) Accounting developments

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