Form 20-F
period 2006-12-31
MASISA S.A.
filed 2007-07-02
CIK 1216559

As filed with the Securities and Exchange Commission on July 2, 2007.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

Commission file number 001-32555

MASISA S.A.
(formerly known as Terranova S.A.)
(Exact name of Registrant as specified in its charter)

Republic of Chile
(Jurisdiction of incorporation or organization)

Av. Apoquindo 3650, Piso 10, Las Condes, Santiago, Chile
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) or the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

American Depositary Shares
Common Stock

Number of outstanding shares as of December 31, 2006:

Common Stock: 5,667,750,881

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The following disclosure items are omitted in this report pursuant to Rule 12b-25 of the Exchange Act: (i) portions of Item 3, portions of Item 4, Item 5, Item 11, Item 15 and Item 18; and (ii) certifications of the Chief Executive Officer and Chief Financial Officer of Masisa S.A. under Sections 302 and 906 of the Sarbanes Oxley Act of 2002. Disclosure that has been omitted from Items 3 and 4 has been identified with the symbol "[*]" and will be filed at a later date on Form 20-F/A.

Table of Contents
(continued)

Table of Contents
(continued)

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

For the convenience of the reader, certain amounts have been translated from Chilean pesos into U.S. dollars at the rate specified herein. U.S. dollar equivalent information related to acquisitions, dispositions or other corporate transactions described in this document is based on the Dólar Observado (the “Observed Exchange Rate”) in effect at the relevant time of such transactions. No representation is made that the Ch$ or US$ amounts shown in this document could have been or could be converted into US$ or Ch$, as the case may be, at any particular rate. The Observed Exchange Rate, as would be used for accounting purposes, for December 31, 2006 was Ch$532.39= US$1.00. See “Item 3. Key Information—Exchange Rates” for information regarding historical exchange rates since January 2002. The UF on December 31, 2006 had a value of Ch$18,358.28.

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

•	the Company’s business, plans and operations,

•	trends affecting the Company’s financial condition or results of operations and

•	the future impact of competition and regulations.

v

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those described in such forward looking statements included in this annual report, depending upon a number of factors, including without limitation

•	the ability of the Company to implement its business plan,

•	the nature and extent of future competition in the Company’s principal markets and

•	political, economic and demographic developments in Chile, Argentina, Brazil, Mexico, Venezuela and other markets.

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

Information has been omitted from this annual report pursuant to Rule 12b-25 of the U.S. Securities Exchange Act of 1934, as amended. Such information has been identified herein with the following symbol, “[*]”, and will be filed at a later date on Form 20-F/A.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

[*]

Exchange Rates

The following table sets forth the annual low, high, average and period-end Observed Exchange Rates for U.S. dollars, as would be used for accounting purposes, for each year beginning in 2002, as reported by the Chilean Central Bank, expressed in peso per U.S. dollar.

	Daily Observed Exchange Rate Ch$ per US$
Year	Low(1)	High(1)	Average(2)	Period End
2002	641.75	756.56	688.94	718.61
2003	593.10	758.21	691.40	593.80
2004	559.21	649.45	609.52	557.40
2005	509.70	592.75	559.77	512.50
2006	511.44	549.63	530.28	532.39

	Low(1)	High(1)
2006
December	524.78	534.43
2007
January	538.27	545.18
February	535.29	548.67
March	535.36	541.95
April	525.96	539.69
May	517.64	527.62

Source: The Central Bank of Chile.

(1)	Rates shown are the actual low and high, on a day-to-day basis, for each period.

(2)	Average of month end rates.

The Observed Exchange Rate, as would be used for accounting purposes, on December 31, 2006 and on June 15, 2007 were Ch$532.39 = US$1.00 and Ch$526.43 = US$1.00, respectively.

Risk Factors

A decision to invest in our shares or ADSs involves certain risks. Below, we discuss significant risks, including

•	Risks relating to our business,

•	Risks relating to our forestry operations,

•	Risks relating to our operations in Latin America, and

•	Risks relating to the securities markets and the ownership of our ADSs and shares.

You should read carefully these risk factors before deciding whether to invest in our company.

Risks relating to our business

We are dependent on the furniture and construction industries and lower than expected growth or a downturn in demand for our products in those industries could adversely affect our results of operations.

The sales of our products are dependent to a significant degree on the level of activity in the furniture manufacturing and construction industries. In recent years we have expanded our production capacity for medium-density fiberboard (“MDF”), particle board, oriented strand board (“OSB”) and MDF mouldings in the expectation of growth in demand. Because of the cyclicality of demand for our products, we may have short- or long-term overcapacity as a result of this expansion and other capital expenditures, and decreased demand for wood products may result in an inability to maximize our productive resources. Furthermore, it is possible that the expected growth in demand from companies in the furniture manufacturing and construction industries may not occur. The demand for such products can be adversely affected by several factors, including decreases in the level of new residential construction activity, which is subject to changes in economic conditions, increases in interest rates, decreases in population and other factors. Additionally, weakness in the economies of countries in which we sell our products as well as any downturn or continuation of current downturns in these economies, is likely to have a material adverse effect on the construction, home building and remodeling industries, as well as on the demand for furniture items manufactured with our products.

We face competition in the markets in which we sell our products. Increased competition from new competitors or increased production capacity by existing competitors could adversely affect both our share of our markets as well as the price at which we sell our products.

Currently, we face competition from competitors in most of the countries and regions in which we operate. In addition, we may face increased competition as a result of existing competitors increasing their production capacity or from new competitors entering the markets in which we operate. An increase in competition in the markets in which we operate could adversely affect both our share of those markets as well as the price at which we are able to sell our products.

The majority of raw wood materials and resins used to produce our board products are supplied by outside mills and companies.

Our boards are produced by combining wood chips, wood shavings, strands and sawdust. We procure the majority of the raw wood materials that we use to manufacture our boards from unaffiliated companies in Chile, Argentina, Mexico and Brazil in accordance with long standing relationships between us and the suppliers. We may not be able to maintain these relationships and continue to secure the raw materials to produce our boards at existing commercial conditions in the future. In addition, the prices we pay for raw materials may increase as a result of higher fuel costs paid by our suppliers. An inability to secure the raw materials used in the production of our boards or to transport such materials in a cost-effective manner could have a material adverse effect on our operations.

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

Our ability to make, transport and sell our products in some of our key markets could be affected by import and export restrictions as well as the general market unavailability of maritime transport. If our ability to sell our products competitively in one or more of our principal export markets were to be impaired by import or export restrictions, it could be difficult for us to re-allocate our products to other markets on equally favorable terms. In addition, as we depend on maritime means to transport products to offshore markets, increases in fuel prices, other transport costs or maritime demand may also increase our shipping costs. These challenges to the maritime transport of our products and the regulation of the sale of our products in offshore markets could have a material adverse effect on our profitability.

Our dependence on a limited number of distributors and customers may affect our profitability.

We are dependent to a significant degree on a small number of third-party distributors to achieve our sales in one or more of our principal markets. For example, our eight largest customers for solid wood products accounted for approximately 82% and [*]% of net sales in the United States for the years ended December 31, 2005 and 2006, respectively. Our solid wood products sales made in the United States represented approximately 22% and [*]% of our total consolidated sales for the years ended December 31, 2005 and December 31, 2006, respectively. Our largest customer, Masonite International (“Masonite”), accounted for approximately 52% and [*]% of such solid wood products’ sales during the years ended December 31, 2005 and 2006, respectively. We cannot assure you that, under current market conditions, the loss of our largest distributor or customer in certain markets would not have a material adverse effect on us.

We may not be able to maintain present favorable tax treatment or exemptions from certain tax payments in certain jurisdictions in which we operate.

We may not be able to maintain important exemptions from certain tax regimes in the various jurisdictions in which we operate. Currently, Chilean tax authorities are challenging our treatment of certain losses related to our Venezuelan subsidiaries in previous tax years. We estimate that an adverse determination by Chilean tax authorities would affect approximately US$39.2 million of our deferred taxes, recoverable taxes and tax losses already utilized. [*]. Unfavorable tax treatment of our company in the future or an increase in the taxes levied on us, may have a material adverse effect on our results of operations.

Currency devaluations and foreign exchange fluctuations may adversely affect us.

We are exposed, both in terms of assets and liabilities, to fluctuations in the value of the U.S. dollar versus other currencies. Changes in the value against the U.S. dollar of the Chilean peso and other currencies in which we complete transactions, such as Argentinean pesos, Brazilian reales, Mexican pesos, Venezuelan bolivares and Colombian pesos, among others, could adversely affect our financial condition and results of operations. The Chilean peso, Argentinean peso, Brazilian real, Mexican peso, Venezuelan bolivar and Colombian peso, among others, have each been subject to large nominal devaluation events in the past. The value of any of these currencies against the U.S. dollar may fluctuate significantly in the future. A significant part of our indebtedness is denominated in U.S. dollars and certain of our revenues and operating expenses are denominated in local currencies. As a result, fluctuations in the local currency/U.S. dollar exchange rate may affect our financial condition and results of operations. For example, as a result of the Chilean peso appreciation and Venezuelan bolivar devaluation during 2006, we saw a loss of US$[*] and US$[*] million in our consolidated financial statements related to our assets and liabilities denominated in each of these currencies, respectively. In addition, as our boards business is mostly a local business and our solid wood business is mostly an export business, part of our sales are denominated in local currencies and part are denominated in U.S. dollars. As our production cost is partially dependent on wood and resin prices, which in the medium- and long-term are correlated to the U.S. dollar, part of our costs are indexed to the U.S. dollar. As a result, a decrease in the value of the U.S. dollar against the currencies of other countries from which we export products can also negatively affect our sales margins on sales of such products.

Inflation could adversely affect the value of our ADSs and financial condition and results of operations.

In the past, Latin American countries in which we operate have experienced high levels of inflation and significant changes in the levels of inflation. For example, in the late 1980s and in 1990, Chile’s inflation rate exceeded 20%. Although recent inflation levels in Chile have been below 10% for the last 10 years and below 5% since 1999, including inflation of 3.4% in 2006, high levels of inflation in the future could adversely affect the Chilean economy and have an adverse effect on our results of operations and, indirectly, the value of our common shares and of our ADSs. We estimate, for example, that a 1% increase in the annual inflation rate in Chile not accompanied by a devaluation of the Chilean Peso against the U.S. dollar would reduce our consolidated gross margin as a percentage of sales by less than 0.3 percentage points. See “Item 5. Operating and Financial Review and Prospects.”

Changes in environmental regulations to which we are subject could adversely affect our results of operations and prospects.

We are subject to changing international, national and local environmental laws concerning, among other things, health, the handling and disposal of wastes, discharges into the air, soil and water, forestry management and endangered species. During 2004, 2005, and 2006, we spent on a consolidated basis US$3.2 million, US$3.6 million and US$3.5 million, respectively, on environmental projects related to complying with environmental regulation. We expect to continue to make the necessary expenditures to comply with such environmental requirements. Changes in such laws, or the interpretation of such laws, may require us to incur significant unforeseen capital or operating expenditures to comply with such requirements.

A significant percentage of our employees are unionized and work slowdowns, work stoppages or strikes could adversely affect our results of operations.

Approximately 67%, 50%, 35% and 5% of our employees in Chile, Venezuela, Mexico and Brazil, respectively, are covered by collective bargaining agreements with labor unions. Most of these collective bargaining agreements have terms of two to four years, although collective bargaining agreements in Mexico have a term of one year. If a work slowdown, a work stoppage or strike were to occur prior to or upon the expiration of our various collective bargaining agreements, that work slowdown, stoppage or strike could adversely affect our sales and cash flows and have a material adverse effect on our business, financial condition, results of operations or prospects.

Risks factors relating to our forestry operations

Wind storms, fires, disease and pests could adversely affect our forests.

Our forests are subject to naturally occurring threats such as wind and fire. Damage caused by strong windstorms in Chile, such as uprooting and stems breakage, is considered by management to be a major natural risk to our forests. Fire is a risk to all of our forests, warehouses and operations. For example, in January 2007, we suffered a forest fire in the Bio-Bio region of Chile which burned approximately 1,171 hectares. We may experience other fires in the future and such fires may materially adversely affect us. Disease or pests may also have a material adverse effect on our forests and plantations in the future. Although our business and results of operations have not been materially adversely affected by these risks in the past, there can be no assurance that this will be the case in the future.

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

Chilean law protects the rights of indigenous people. Since 1992, disputes have arisen among Chile’s indigenous communities and the forestry industry. We are currently named in three land disputes with communities claiming rights to ancestral lands or rights based on titles granted by decree at the beginning of the 19th century. These disputes could imply partial or total overlap with our legal titles to the land involved in such disputes. The land involved in these disputes totals 1,701 hectares, of which 351 hectares correspond to planted forests (i.e. representing less than 1% of our total planted forest holdings). Since 2002, we have been in negotiations with several communities and their representatives in order to resolve and avoid possible conflicts. It is possible that we might not be able to resolve the ongoing disputes with native communities in Chile. In addition, since 1995, the Brazilian organization “Movimiento de los Trabajadores Rurales Sin Tierra” (MST) has been initiating public action to promote agrarian reform and the expropriation of property from large land estates in Brazil. We are not currently named in any land dispute with MST. A deterioration of our relationship with indigenous peoples and other social movements could affect our forestry operations and have a material adverse effect on our company.

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

Starting in April 2004 and continuing to the present, Argentina began restricting deliveries of natural gas to Chile due to supply and distribution problems in Argentina, Chile’s principal supplier. Such restrictions have led to reduced supplies of natural gas to Chilean electricity producers, particularly during winter months. A significant portion of Chile’s electricity is produced from natural gas. Shortages of natural gas have forced and could continue to force Chile’s electric utilities to use costlier petroleum based fuels to produce electricity or could cause disruptions in the supply of electricity. While we do not use material amounts of natural gas directly, during 2006 electricity represented approximately [*]% of our wood board production costs in Chile compared to 9.9% in 2005. In 2007, we were unable to renew certain long-term electricity contracts related to our Cabrero industrial complex in Chile at our previous rates. As a result, we are experiencing higher electricity costs as we have had to rely on purchases in the electricity spot market. For the five months ended May 31, 2007, our electricity costs represented approximately 14.7% of our wood board production costs in Chile. In addition, Chile and Brazil have each experienced energy shortages or disruptions in the past. Higher electricity costs or disruptions in the supply of electricity or natural gas could materially adversely affect our financial condition and results of operations.

Foreign exchange controls established by the Venezuelan government may limit our ability to transfer excess funds out of Venezuela.

The Ministry of Finance and the Central Bank of Venezuela established the system for administration of foreign exchange and fixed the official exchange rate for purchases and sales of Venezuelan bolivars by the Central Bank of Venezuela. These rules restrict our access to foreign exchange and limit our ability to transfer excess funds out of Venezuela. As of December 31, 2006, foreign currency activities have not been fully normalized and requests for approval for foreign currency exchange continue to be limited. Dividend payments, debt payments and foreign transfers of income from capital and interest, to individuals and corporations must be registered with the Superintendencia de Inversiones Extranjeras (Foreign Investment Superintendency). If the Foreign Investment Superintendency denies the approval of our dividend payments, debt payments or foreign transfers of income, we will be prohibited from, or will face increased costs for, transferring such funds from our subsidiaries in Venezuela to our operations outside that country.

Adverse Argentinean political and economic conditions may have a direct and adverse impact on our Argentinean operations.

In 2002, the Argentinean economy experienced critical difficulties. During the first six months of 2002, the Argentinean government eliminated the U.S. dollar-Argentinean peso parity resulting in a devaluation of Argentina’s currency in 2002 of 237%. Additionally, the Argentinean government imposed restrictions on cash withdrawals from bank accounts, on transfers of funds from Argentinean to foreign accounts and publicly announced its inability to pay its debt to foreign lenders. During 2002, Argentina also experienced higher rates of unemployment and a general inflation of prices. Consequently, Argentina’s “country risk” rose to record high levels. In 2003, the economy began to recover and some of the government financial restrictions were lifted. Since 2004, the Argentinean economy has continued its recovery.

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

Grupo Nueva S.A. (“Grupo Nueva”), a Chilean holding company formerly known as Compañía de Inversiones Suizandina S.A., beneficially owns directly, and indirectly through its subsidiary Inversiones Forestales Los Andes S.A., in the aggregate 53.3% of our outstanding shares of common stock. A disposition by Grupo Nueva of a significant number of our shares, or the perception that such a disposition might occur, could adversely affect the trading price of our shares on the Santiago Stock Exchange (“Bolsa de Comercio de Santiago”), the Valparaíso Stock Exchange (“Bolsa de Corredores de Valparaíso”), the Chilean Electronic Stock Exchange (“Bolsa Electrónica de Chile”) as well as the market price of our ADSs on the New York Stock Exchange.

Our controlling shareholders are able to exercise significant control over our company, and also own a significant minority interest in many of our international subsidiaries which could result in conflicts of interest.

Grupo Nueva is in a position to direct our management and to determine the result of substantially all matters to be decided by majority vote of our shareholders, including the election of a majority of the members of our board of directors, determining the amount of dividends distributed by us (subject to the legally mandated minimum of 30% of net income), adopting certain amendments to our by-laws, enforcing or waiving our rights under existing agreements, leases and contractual arrangements. As a result, circumstances may occur in which the interests of Grupo Nueva could be in conflict with your interests as a holder of our ADSs or shares of common stock.

Grupo Nueva also owns a direct 40% interest in Inversiones Internacionales Terranova S.A. (“IITSA”), which holds directly and indirectly substantially all of our interest in some of our international subsidiaries, accordingly our ability to direct these operations may be affected by the rights of Grupo Nueva as a minority shareholder. Conflicts of interest may arise between us and Grupo Nueva as a result of its ownership interest in our shares and the shares of IITSA. The Directors Committee reviews and resolves these potential conflicts of interest.

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange, limiting the protections afforded to investors.

We are a “controlled company” and a “foreign private issuer” within the meaning of the New York Stock Exchange corporate governance standards and, under the New York Stock Exchange rules, we are exempt from certain New York Stock Exchange corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain New York Stock Exchange corporate governance requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (3) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. We currently use these exemptions and intend to continue using these exemptions. Accordingly, you do not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

There may be a lack of liquidity and market for our shares and ADSs.

Prior to the merger of Terranova S.A. and its subsidiary Masisa S.A., in May 2005, there was no public market for our shares of common stock outside Chile or for our ADSs. In connection with the merger, our ADSs were listed on the New York Stock Exchange. Although there is a trading market for our ADSs on the NYSE, there can be no assurance that an active trading market will develop or be sustained in the future. In addition, the small size of the Chilean equities market, its low liquidity in general, its increased volatility compared to major securities markets in the United States and the concentrated ownership of our shares in particular, may impair the ability of an ADS holder to sell in the Chilean market on the Santiago Stock Exchange, the Valparaiso Stock Exchange or the Chilean Electronic Stock Exchange, on which our shares are traded, the Masisa shares obtained upon withdrawal of such shares from the Masisa ADR facility in the amount and at the price and time that ADS holder desires, and could increase the volatility of the price of our ADSs.

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

Owners of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares of common stock. Dividends received by holders of ADSs will be converted into U.S. dollars and distributed net of foreign currency exchange fees and expenses and fees of The Bank of New York, the depositary under the Masisa ADR program (the “Depositary”) and will be subject to Chilean withholding tax, currently imposed at a rate of 35% (subject to credits in certain cases as described under “Item 10. Taxation— Chilean tax consequences of ownership of Masisa shares or ADSs by foreign holders - Taxation of dividends”). If for any reason, including changes in Chilean laws or regulations, the Depositary were unable to convert Chilean pesos to U.S. dollars, investors may receive dividends and other distributions, if any, in Chilean pesos.

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

The Ley sobre Sociedades Anónimas No. 18,046 and the Reglamento de Sociedades Anónimas, which we refer to in this document collectively as the Chilean Corporations Law, require us, whenever we issue new shares for cash and sell treasury shares, to grant preemptive rights to all of our shareholders (including shares represented by ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. It is possible that, in connection with any future issuances of shares, we may not be able to offer shares to U.S. holders of shares or ADSs pursuant to preemptive rights granted to our shareholders and, as a result such U.S. holders of shares or ADSs would be subject to potential dilution.

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

Under the Chilean Corporations Law, if any of the following resolutions are adopted by our shareholders at any extraordinary shareholders meeting, dissenting shareholders have the right to withdraw from Masisa and to require us to repurchase their shares, subject to the fulfillment of certain terms and conditions. A dissenting shareholder is a shareholder who either attends the shareholders meeting and votes against a resolution which results in a withdrawal right or, if absent from the shareholders meeting, a shareholder who notifies the company in writing within 30 days of the shareholders meeting of his opposition to the resolution and that he is exercising his right to withdraw from the company.

The resolutions that result in a shareholder’s right to withdraw are the following:

•	the transformation of Masisa into a different type of legal entity;

•	the merger of Masisa with or into another company;

•	the disposition of 50% or more of our assets, whether or not that sale includes our liabilities or the proposal or amendment of any business plan involving the transfer of more than 50% of our assets;

•	the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of our assets, except with regard to our subsidiaries;

•
the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the right to withdraw only accrues to dissenting shareholders of the class or classes of shares adversely affected;

•	the amendment of our bylaws to correct any formal defect in our incorporation, or any amendment of our bylaws that grants a shareholder a right to withdraw;

•
the approval by our shareholders of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation; and

•	any other causes as may be established by Chilean law and our bylaws (our bylaws currently do not establish any instances).

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

ADS holders own a beneficial interest in shares held by the Depositary and, accordingly, they are not listed as shareholders on the share registry of the Company. The Depositary will not exercise withdrawal rights on behalf of ADS holders. Accordingly, in order to ensure a valid exercise of withdrawal rights, an ADS holder must cancel his or her ADSs and become a registered shareholder of the Company no later than the date which is five Chilean business days before the shareholders’ meeting at which the vote which would give rise to withdrawal rights is taken, or the applicable record date for withdrawal rights that arise other than as a result of a shareholder vote. Withdrawal rights must then be exercised in the manner prescribed in the notice to shareholders that is required to be sent to shareholders of Chilean public companies advising such holders of their right of withdrawal. If an event occurs that gives rise to withdrawal rights, ADS holders will have a limited time to cancel their ADSs and to become registered shareholders of the Company prior to the record date for the shareholders meeting or other event giving rise to such withdrawal rights. If an ADS holder does not become a registered shareholder of the Company prior to such record date he or she will not be able to exercise the withdrawal rights available to registered shareholders.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States and you may receive less information about us, and the information about us available to you will not be the same as the information available to shareholders of a comparable U.S. company.

There are important differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ in important respects from those reported based on U.S. accounting and reporting standards. As a foreign private issuer, we are permitted to present our financial statements under Chilean GAAP, with reconciliation to U.S. GAAP, in our Securities Act registration statements and in our filings under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). We present our financial statements under Chilean GAAP as permitted and, accordingly, the information available to you will differ from the information that would be available to you if we prepared our financial statements under U.S. GAAP. [*].

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

The corporate disclosure requirements applicable to us may not be equivalent to the requirements applicable to a U.S. company and, as a result, you may receive less information about us than you might otherwise receive in connection with a comparable U.S. company. We are subject to the periodic reporting requirements of the Exchange Act that apply to non-U.S. issuers. The periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. For example:

•
We are required only to file an annual report on Form 20-F, but we are not required to file any quarterly reports. A U.S. registrant must file an annual report on Form 10-K and three quarterly reports on Form 10-Q.

•
We are required to file current reports on Form 6-K, but the information that we must disclose in those reports is governed primarily by Chilean law disclosure requirements and may differ from Form 8-K’s current reporting requirements imposed on a U.S. issuer.

•
We are not subject to the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the short swing insider trading reporting and recovery requirements under Section 16 of the Exchange Act.

Chilean law provides for fewer and less well-defined shareholders’ rights.

Our corporate affairs are governed by our estatutos (which serve the combined function of the articles of incorporation and the bylaws of a U.S. corporation), and the laws of Chile. Under such laws and our estatutos, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us. See “Item 10. Additional Information—Memorandum and Articles of Association—Shareholders’ meetings and voting rights” and “—Dividend and liquidation rights.”

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

Item 4. Information on the Company

Our Company

Masisa is a leading vertically integrated Latin American wood boards company. We also grow and harvest timber in plantations located in most of the fastest tree growth rate areas in the world and sell our manufactured products primarily to the construction and furniture industries, mainly in Latin America and the United States, as well as to customers in other markets such as Europe and Asia. Our main products include wood boards for furniture, solid wood products, sawn lumber and saw and pulp logs.

In 2006, approximately [*]% of our consolidated sales were in the investment grade countries of Chile, Mexico and the United States, which accounted for [*]%, [*]% and [*]%, respectively, of our consolidated sales in that year. The rest of Latin America accounted for approximately [*]% of our consolidated sales in 2006 with Brazil, Venezuela, Argentina, Colombia, Peru and Ecuador accounting for [*]%, [*]%, [*]%, [*]%, [*]% and [*]%, respectively, of our consolidated sales in that year. The remaining [*]% of our consolidated sales in 2006 was from exports to 50 countries outside of Latin America and the United States.

We are a leading wood board manufacturer in Latin America with an annual installed capacity of 2.3 million cubic meters, which accounts for approximately 18% of the region’s installed capacity. Our principal board products include MDF (medium density fiberboard), PB (particle board) and OSB (oriented strand board) that are mainly sold in the Latin American region. Latin American board consumption has grown in the past and is expected to continue to grow due to existing housing deficits and expected higher demand for housing in the Latin American region, particularly in Brazil and Mexico. We believe additional housing activity will generate increased demand for furniture and boards.

In sawn lumber, we have an annual installed capacity of 707,000 cubic meters. We sell our sawn lumber primarily in the Mexican and Venezuelan markets.

In addition, we produce value-added products such as MDF mouldings, finger-joint mouldings and solid wood doors and have an installed annual capacity for each product of 224,400, 168,000 and 42,000 cubic meters, respectively, as of December 31, 2006. These products are sold principally in the United States. In February 2007, as part of a cost reduction program, we closed our 36,000 cubic meter MDF moulding plant located in Charleston, South Carolina. The production line will be relocated, during 2007, to our industrial complex in Cabrero, Chile.

In the United States, we have our own commercialization company, Masisa USA. In 2006, Masisa sold approximately one million solid wood pine doors as well as finger-joint and MDF mouldings. We also participate in the structural panels market in the United States, selling OSB produced in our Brazilian operation. We distribute our products in the United States principally through Masonite, as well as wholesale building products distributors such as Builders First Source, OrePack and Weyerhaeuser that resell our products to retailers. Over the last year, principally due to the increase in MDF moulding sales and the increased diversification and more numerous distribution channels for our solid wood door products, we have increased the percentage of our U.S. sales that are made to new customers.

Increasing environmental concerns around the world, coupled with increased demand for wood fiber by pulp and energy producers, have made planted timber a more desirable resource in the forest products industry. We own 241,417 hectares of renewable planted forests (i.e. mainly composed of pines and eucalyptus trees) including 140,734 hectares in Chile, Brazil and Argentina, three of four of the fastest tree growth rate areas in the world, giving us access to a sustainable, low-cost source of raw material. Our forests are managed under international environmental standards, including the International Organization for Standardization’s (“ISO”) 14,001 certification and compliance certifications from the Forestry Stewardship Council (“FSC”), allowing us better access to developed world markets in which compliance with such standards is often of interest to consumers.

In Latin America, Masisa’s business is complemented by a substantial distribution network of independently owned stores selling our products called Placacentros Masisa (“Placacentros”). Board demand in Latin America is highly fragmented due to the importance of general contractors and independent furniture manufacturers. Placacentros are designed to provide services that increase these contractors’ and manufacturers’ productivity and enhance demand for our products. Placacentro stores also offer a variety of products related to furniture manufacturing and provide related services, such as computer aided furniture design, and customized board sizing and drilling, improving our customers’ productivity. The Placacentro concept has been successful in developing our customer base to include more small to medium sized businesses. The network, which is present in 10 countries in the Latin American region, has grown from 49 stores in 2000 to 232 stores in 2004 and 300 stores as of December 31, 2006. Placacentros have been an instrumental factor in allowing us to increase our market share in various Latin American board markets over the last few years, and we believe they have also contributed to the overall growth in several of the markets we have entered. Our board sales through this channel represent approximately 31% of our consolidated board sales (i.e. excluding board exports) for 2006.

Our Competitive Strengths

•	Leading producer of wood boards for furniture in Latin America.

We have approximately 22.7% of the total installed wood board for furniture production capacity in the region (i.e. excluding plywood, which in some Latin American countries is utilized for manufacturing furniture), and a capacity approximately 9% greater than our next closest competitor as of December 2006. We own wood board production facilities in Chile, Brazil, Argentina, Venezuela and Mexico, which coupled with our Placacentros distribution network that is present in the majority of the Latin American markets, represent a strong production and commercial network. This regional footprint provides us with commercial flexibility to optimize production and product sales destinations within the region, based on the dynamics of the different Latin American markets.

•	Strong brand positioning

In the markets in which we operate, we have developed into a wood products manufacturer whom customers seek out because of our focus on meeting and exceeding our customers’ needs. For example, in Mexico our particle board plant has been certified as “Green Partner,” which will allow us to target customers, such as Asian electronics manufacturers, who would otherwise have to purchase such certified particle board from Asian producers. Providing offerings such as this and continually delivering innovative products and services to our customers has lead to greater customer loyalty and interest and increased consumption of Masisa’s products.

•	Established and expanding distribution network.

Our Placacentro distribution network has proved successful in Latin America, resulting in growth from 49 stores in 2000 to 220 stores in 2004 and 300 stores as of December 31, 2006. Our Placacentro stores, which are oriented toward independent furniture manufacturers and general contractors, offer a wide range of wood panels, solid wood, accessories and services required by these customers to increase their productivity. Placacentros are an important part of Masisa’s marketing strategy to increase the per capita consumption of Masisa’s products, increase brand awareness and positioning and to create competitive advantages to address the current and future competition by other market participants.

•	Quality low cost forest resources.

The location of our forests in fast growth rate areas lowers our raw materials cost, providing us with an important competitive advantage compared to competitors that rely on raw materials from plantations in slower tree growth rate regions. We expect that the progressive maturity of our forests will allow us to increase our annual harvest in the future, and that our consistent forest management practices that we have followed for more than a decade will permit us to improve the quality of our harvested wood, allowing us to add higher quality products to our product mix. Due to increasing environmental concerns around the world and as industrial capacity has started to match industrial forest availability, access to fiber from planted timber plantations has become a strategic asset.

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

We sell our products in every major economy in Latin America as well as the United States. Our largest market, the United States, represents approximately [*]% of our sales and our largest Latin American market represents no more than [*]% of our sales. This geographic diversification diminishes to a certain extent our vulnerability to market downturns in any one country.

•	Significant cost advantages in value-added wood products.

We are able to capitalize on rapid forest growth and low manufacturing costs to achieve a cost advantage in supplying the North American market compared to manufacturers that serve the North American market from other regions in the world.

History and Development of the Company

We are a sociedad anónima abierta, or publicly held corporation, organized under the laws of Chile. We were incorporated into our present form on October 31, 2003 under the name Terranova S.A. Our predecessor company, Forestal Terranova S.A. was incorporated on August 2, 1994. In April 2005, the shareholders of Terranova S.A. and Masisa S.A. approved the merger of the two companies with Terranova as the surviving entity. At the same shareholder meetings, the shareholders of each company approved changing the merged company’s name to Masisa S.A., our legal and commercial name. For additional information regarding the merger see “-The Merger of Terranova and Masisa-.”.

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

On November 15, 2005 we increased our participation share in our Chilean forestry company, Forestal Tornagaleones from 60.45% to 94.91% through the purchase of a significant minority shareholder’s interest for US$29.9 million. In addition, during the first quarter of 2006, Forestal Tornagaleones increased its participation share in Forestal Argentina S.A., our Argentinean forestry investment company, from 50.10% to 98.68% through the purchase of aggregate minority shareholders’ interests of 48.58% for approximately US$24.3 million.

At the end of 2005 and beginning of 2006 we successfully completed a capital increase, with total proceeds of US$117.5 million, divided into two phases. The first phase, which was completed on December 7, 2005, yielded proceeds of US$75 million. Of this amount, 66% was placed in the U.S. market via the Company’s ADR program. The second phase of this process was completed on January 5, 2006, upon the completion of a preemptive rights offering period. The principal objectives of the capital increase were to finance the Company’s investment projects, which include a new MDF plant in Chile.

In January 2006, we successfully issued bonds in the Chilean market for UF4.75 million (US$162.95 million). The funds obtained by this bond issuance were primarily used to pay financial obligations of the Company.

In October 2006, we reviewed our corporate strategy, including our core business and competitive strategies, (see “Item 4, - Business Strategy” and “Item 4 Operational Organization”). In this process, we determined our core business to be the production and commercialization of wood boards for furniture and interior architecture (MDF and PB) in Latin America. In addition to our core business of wood boards, we have initiated the restructuring of our forestry assets, solid wood products (i.e. MDF mouldings, finger-joint mouldings and solid wood doors) and retail operations (i.e. Placacentros) from being organized by countries to be organized by business operations, specifically into three complimentary business units that will focus their respective strategies and future investments on supporting the growth of our wood board business. We will continue to carry out the same operations as before, but now they will be organized by business units rather than country. As part of this process, we also established a financial and investment plan that will allow us to strenghthen our existing leading position within the wood board industry in Latin America.

We are committed to sustainable development and are interested in developing activities designed to provide solutions to climate change challenges which are also good business opportunities. In this regard, in December 2006 we joined the Chicago Climate Exchange (“CCX”) and have committed to reduce our carbon emissions by 6% by 2010, which offers the possibility of trading our positive carbon balance at convenient conditions.

We expect our new MDF plant at Cabrero, Chile, to start operations by the second half of 2007, and expect it to be operating at full capacity by the beginning of 2008. This new plant will have an installed capacity of 340,000 cubic meters of annual production, thus representing a 15% increase in our existing wood board production capacity.

In February 2007, as part of a cost reduction program, we closed the Charleston MDF moulding plant (i.e. 36,000 cubic meters, representing 9% of our total moulding capacity).  Most of the industrial assets previously used at the Charleston, Sout Carolina plant will be relocated to our industrial complex in Cabrero, Chile.

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

Our group’s business structure, as of June 15, 2007, is set forth in the following chart:

The following table shows on a consolidated basis our direct and indirect ownership interest in each of our subsidiaries and affiliates that formed a part of our group as of December 31, 2006 as well as the country of incorporation for each such subsidiary and affiliate. Unless specifically noted otherwise, our ownership interest in each subsidiary and affiliate as of December 31, 2006 was equal to our proportionate voting power in that entity.

			Ownership interest
	Country of	12/31/2006			12/31/2005
Company	Incorporation	Direct	Indirect	Total	Total
Inversiones Internacionales Terranova S.A.	Chile	60.0000	0.0000	60.0000	60.0000
Forestal Tornagaleones S.A.	Chile	94.9061	0.0000	94.9061	94.9061
Masisa Inversiones Limitada [1]	Chile	0.0000	0.0000	0.0000	100.0000
Masisa Concepcion Limitada [2]	Chile	0.0000	0.0000	0.0000	100.0000
Inversiones Coronel Limitada [3]	Chile	0.0000	0.0000	0.0000	100.0000
Masisa Partes y Piezas Limitada[4]	Chile	99.8000	0.2000	100.0000	100.0000
Masisa Overseas Ltd.	Cayman Islands	100.0000	0.0000	100.0000	100.0000
Maderas y Sinteticos del Perú S.A.C.	Peru	99.0114	0.8897	99.9011	99.9011
Masisa USA, Inc	U.S.	25.1200	44.9280	70.0480	70.0480
Maderas y Sinteticos Servicios S.A. de C.V.	Mexico	99.0000	1.0000	100.0000	100.0000
Masisa Ecuador S.A.	Ecuador	99.9000	0.1000	100.0000	100.0000
Masisa Do Brasil Ltda.	Brazil	98.3907	1.6093	100.0000	100.0000
Maderas y Sinteticos Mexico S.A. de C.V.	Mexico	99.9999	0.0001	100.0000	100.0000
Terranova Panama S.A.	Panama	0.0000	60.0000	60.0000	60.0000
Terranova de Venezuela S.A.	Venezuela	0.0000	60.0000	60.0000	60.0000
Coforven S.A.	Venezuela	0.0000	59.9700	59.9700	59.9700
Forestal Terranova Mexico S.A. de C.V.	Mexico	0.0000	59.9940	59.9940	59.9940
Cor.Forestal Guayamure C.A.	Venezuela	0.0000	51.0000	51.0000	51.0000
Masisa Madeiras Ltda.	Brazil	0.0000	59.9940	59.9940	59.9940
Masisa Colombia S.A.	Colombia	0.0000	59.9940	59.9940	59.9940
Cor.Forestal Imataca C.A.	Venezuela	0.0000	60.0000	60.0000	60.0000
Andinos C.A.	Venezuela	0.0000	60.0000	60.0000	60.0000
Forestal Argentina S.A. [5]	Argentina	0.0000	93.6530	93.6530	47.5480
Masisa Argentina S.A.	Argentina	98.0000	2.0000	100.0000	100.0000
Fibranova C.A.	Venezuela	0.0000	60.0000	60.0000	60.0000
Masnova S.A.	Mexico	0.0000	80.0000	80.0000	80.0000
CC Mas S.A de C.V. [6]	Mexico	0.0000	100.0000	100.0000	0.0000

(1) Masisa Inversiones Limitada was merged into Masisa S.A. during 2006.

(2) Masisa Concepcion Limitada was merged into Masisa S.A. during 2006.

(3) Inversiones Coronel Limitada was merged into Masisa S.A. during 2006.

(4) During March 2007, 100% of Masisa Partes y Piezas Limitada’s assets were sold to third parties.

(5) On January 6, 2006, our subsidiary Forestal Tornagaleones S.A. acquired an additional 22,406,455 shares of Forestal Argentina S.A., equivalent to 48.58% of Forestal Argentina’s equity. Prior to this, Forestal Tornagaleones S.A. owned 50.1% of Forestal Aregentina S.A. Forestal Tornagaleones S.A. paid cash in the amount of US$ 24.34 million for these shares and registered negative goodwill for the excess cash paid over the book value of the net assets received. On May 15, 2007, we acquired a 1.32% ownership stake in Forestal Argentina S.A. for US$2.3 million. As a result of this transaction, the ownership structure of Forestal Argentina S.A. is as follows: Forestal Tornagaleones S.A. owns 98.68% and Masisa owns the remaining 1.32%. On May 31, 2007, we entered into a binding agreement with Los Boldos, S.A., a subsidiary of Diversified International Timber Holdings LLC, and Grupo Nueva S.A., to sell 90% of our ownership in Forestal Argentina S.A. This sale is subject to customary closing conditions and approval by Argentina’s National Border Zone Commission.

(6) On August 22, 2006, the subsidiaries Maderas y Sintéticos de México S.A. de C.V. and Maderas y Sintéticos Servicios S.A. de C.V. created a subsidiary denominated CC Mas S.A. de C.V., this subsidiary is a variable capital closed corporation. Maderas y Sintéticos de México S.A. de C.V. owns 99.99% of CC MAS S.A. de C.V. and Maderas y Sintéticos Servicios S.A. de C.V. owns 0.01%.

The Grupo Nueva Group and Our Management Framework

We are controlled by the Grupo Nueva group, or Nueva Holding, Inc., a Panamanian company, which through its Chilean subsidiaries Grupo Nueva S.A. and Inversiones Forestales Los Andes S.A., owned a 76.38% interest in us prior to the merger between us and our former subsidiary Masisa. As a result of and immediately following the merger, Grupo Nueva S.A. beneficially owned in the aggregate approximately 59.5% of the outstanding shares of the merged company. However, following the completion of our capital increase in January 2006, Grupo Nueva’s interest in us was reduced to 52.8%. As of December 31, 2006, Grupo Nueva owned 53.3% of Masisa S.A. For additional information regarding our capital increase, see “Item 5— Operating and Financial Review and Prospects”. Grupo Nueva S.A. is, directly and indirectly, a wholly owned subsidiary of Nueva Holding, Inc. Inversiones Forestales Los Andes is, directly and indirectly, a wholly owned subsidiary of Grupo Nueva S.A. In addition, Grupo Nueva owns directly a 40% interest in our subsidiary IITSA and, as a result, owns 40% of IITSA’s interest in many of our indirect international subsidiaries.

As part of the Grupo Nueva group, we adhere to certain common management principles. These principles include management and business practices which promote high standards of business ethics and compliance with the law, as well as the use of practices that promote cultural development and social and environmentally responsible objectives. For further information on Grupo Nueva, please refer to its website at http:\\www.gruponueva.com. We are not incorporating the contents of the Grupo Nueva website into this annual report.

Business Strategy

2006 was a year of growth and consolidation for Masisa. After the successful merger process carried out in 2005 that established the base for our long-term growth, in 2006 we focused on reviewing our competitive strategy for becoming the leading wood board company for furniture and interior architechture in Latin America with a long-term vision assuring the sustainable profitability of the business. Based on this review process, in October 2006 we determined our core business to be the production and marketing of wood boards for furniture and interior architecture in Latin America. This strategic decision provides a focus for operations, enabling us to prioritize our activities and align our efforts and those of our business partners, creating innovative products and services that meet the needs of our customers and generate shareholder value.

Starting in 2007, Masisa was structured in four business units: boards (our core business); forestry; solid wood; and retail. The three complimentary business units focus their respective strategies and future investments to enhance the core board business, while continuing to generate value for our shareholders.

The following are the key aspects of our competitive strategy:

Strong customer awareness

As the only company in the Latin America wood board industry with an affiliated retail chain focused on carpenters and small furniture manufacturers, we are able to directly serve these customers through our Placacentros. Our strong focus on meeting and exceeding our customers' needs has allowed us, for example, to reach strategic commercial alliances with large furniture manufacturers in Brazil. Through these alliances, we are able to provide the participating furniture manufacturers with special services and exclusive melamine designs which are tailor made to meet the needs of their respective customers.

Based on recent independent market research, we believe we are the leading company in Latin America in terms of both market recall and top of mind. The market research results support the success of our marketing efforts as the Masisa brand name for survey participants reached approximately 74% and 50% market recall and a 44% and 27% top of mind in the distributor and carpenter market segments, respectively.

Focus on product innovation and addressing customer needs

In the markets in which we operate, we have developed into a wood products manufacturer whom customers seek out because of our ability to meet and exceed their respective needs. Our ability to develop new products plays an important part in meeting and exceeding such demands. For example, in Chile, we recently started marketing our “native wood” melamine designs to carpenters and small furniture manufacturers and are currently developing similar products in most of the other markets in which we operate. In addition, we are the only company in Latin America to produce and market E-1 standard wood boards (i.e., low formaldehyde emissions). The Masisa Nature board, produced by our Ponta Grossa facility in Brazil, is currently used by Bausch Decor, a decorative prints manufacturer, which recently received a Best of the Best Interzum Awards as one of the top eight most innovative products in the supplier industry. With this product, Masisa became the first company in the world to manufacture boards for the furniture industry using Syncrone Pore technology, which assures perfect synchronism between melamine design and wood-like texture. Also, in Mexico, our particle board plant has been certified as "Green Partner," which will allow us to target customers, such as Asian electronics manufacturers, who would otherwise have to purchase such certified particle board from Asian producers. Providing offerings such as these and continually delivering innovative products and services to our customers has lead to greater customer loyalty and interest and increased consumption of Masisa's products.

Leverage growth opportunities in Latin America.

We believe the increasing use of wood boards in the Latin American furniture industry, along with the unmet housing demand in countries in the region, will be sources of future growth for us. Based on this growth outlook, we are evaluating the possible construction of new industrial plants and/or entering into associations with existing market participants, mainly in Brazil.

Expand and enhance the Placacentro distribution network.

We plan to maintain a strong customer-focused approach throughout the production and distribution chain and continue to build upon our strong distribution network. We aim to focus upon our well-established Placacentro distribution network. We intend to continue with Masisa’s Placacentro network development program in Chile, Brazil, Argentina, Peru, Mexico, Ecuador, Paraguay, Colombia, Venezuela and Uruguay and to extend the Placacentro concept to new countries in the medium term as well. We plan to reach approximately 360 Placacentros branded stores in the region by the end of 2008. We aim to leverage our Placacentro network by offering a broader product mix, including more of our own products as well as third party products such as accessories and complementary products. We intend to develop the best store format in the best locations and offer a complete range of products and services targeted to carpenters and small and medium size furniture producers in order to become their preferred supplier through a “one stop shopping” concept. We will work closely with our customers to offer specific solutions to problems they face and to better satisfy their needs. We believe that the expansion of the Placacentro distribution network program will further enhance Masisa’s brand name and the distribution of its products.

Continue to focus on sustainable development.

Environmentally we seek to find more efficient uses of raw materials and by-products, and to continuously improve the environmental impact of our affiliates. With respect to social responsibility, our goal is that our operations and businesses have a positive impact on the surrounding communities and on our business partners. The aim of this strategic focus is to reduce environmental risk and allow us to meet customer demand for products manufactured and marketed pursuant to international environmental standards.

A key component to our commitment towards sustainable development is our recent membership in the CCX, the first carbon bond stock market in the world. Our entrance into the CCX provides business and shareholder value generation opportunities for us. As examples of these opportunities, we have aligned our forestry expansion plans with our efforts to develop sustainable forests from which we can source our wood fiber needs and we are able to focus on improving our energy efficiency, as approximately 12% of our total consolidated production costs correspond to energy costs. Additionally, our membership in the CCX has strengthened the Masisa® brand as a leading company committed to addressing the effects of global warming, as we have committed to reduce our greenhouse gas emissions by 6% by the year 2010.

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

Since the merger, we have combined our operations in each significant jurisdiction in which we operate, resulting in only one segment with respect to each such jurisdiction. During 2006, we managed our operations within each geographic segment through a country head with responsibility for the overall operations in that jurisdiction, including the manufacturing, marketing and distribution of all products, as well as responsibility for the financial performance of our activities in that jurisdiction. Operations, sales and marketing support services and assistance with respect to boards, solid wood and forestry products were provided to each country head by senior officers in our corporate offices who were organized into divisions—boards, solid wood and forestry—and who have company-wide responsibility for the products in their areas. Some general administrative, financial and treasury, and related support services were provided throughout the Company from our corporate offices.

In October 2006, we undertook a review of our corporate strategy and determined our core business to be the production and marketing of wood boards for the furniture and interior architecture in Latin America. As part of this review, we modified our structure to create four separate business units, namely wood boards (core business), forestry, solid wood and retail. Starting in 2007, Masisa implemented this new operational structure. We are currently implementing this new operational structure across all of our operating subsidiaries and expect that this process will be completed by late 2007 or early 2008. In addition, it is possible that our new operational structure will result in changes in our segment reporting structure from a geographic basis to a business unit basis.

Facilities and Offices

The map below illustrates the location of our principal offices, forests, production facilities and Placacentros as of December 31, 2006. In February 2007, as part of a cost reduction program, we closed our 36,000 cubic meter per year MDF moulding plant located in Charleston, South Carolina. Most of this production line will be relocated during 2007 to our Cabrero industrial complex in Chile.

For information regarding our offices, plantations, forests, production and processing facilities, see “—Description of Properties” in this Item.

(*) Our MDF moulding plant in Charleston, South Carolina, was closed in February 2007. Most of this production line will be relocated during 2007 to our Cabrero industrial complex in Chile.

Description of Properties

The following tables show our material properties, excluding our forestry holdings, as of December 31, 2006 and include information regarding the size (in square meters) and use of the properties, as well as whether the properties are leased, owned or used pursuant to service agreements. Service agreements are contracts to use a variable amount of space or services in a facility managed by a service provider and therefore do not constitute a lease. For information regarding our forestry holdings, see “—Forestry Operations—Land ownership and rights” in this Item.

LAND / PROPERTIES

			Leased/
Location	Country	Function	Owned/ Service (**)	Size (square meters)
Santiago (Apoquindo)	Chile	Administrative	Leased	523.00
Santiago (Apoquindo)	Chile	Administrative	Owned	1,566.00
Cabrero	Chile	Production	Owned	56,064.00
Chillán	Chile	Production	Owned	17,739.00
Cabrero	Chile	Production	Owned	26,391.00
Concepción (Chiguayante)	Chile	Production	Owned	13,346.00
Concepción (Coronel)	Chile	Production	Owned	28,877.00
Valdivia (Valdivia)	Chile	Production	Owned	37,753.00
Valdivia (Carlos Puschmann)	Chile	Production	Owned	12,731.00
Antofagasta	Chile	Distribution	Service	2,125.00
Concepción	Chile	Distribution	Service	3,009.00
Concepción (Cintac)	Chile	Distribution	Leased	7,000.00
Santiago	Chile	Distribution	Service	10,000.00
Valdivia	Chile	Distribution	Service	3,176.00
Menque	Chile	Production	Owned	21,886.00
Temuco	Chile	Administrative	Leased	150.00
Linares	Chile	Administrative	Leased	60.00
Curitiba	Brazil	Administrative	Leased	900.00
Paraná	Brazil	Administrative	Owned	(included in production facilities	)
Rio Grande do Sul	Brazil	Administrative	Leased	80.00
Santa Catarina	Brazil	Administrative	Owned	2,062.00
Paraná	Brazil	Production	Owned	59,558.00
Santa Catarina	Brazil	Production	Owned	70,458.00
Paraná	Brazil	Distribution	Owned	(included in production facilities	)
Rio de Janeiro	Brazil	Administrative	Leased	120.00
Porto Alegre	Brazil	Distribution	Leased	4,200.00
Sao Paulo	Brazil	Distribution	Leased	5,000.00
Recife	Brazil	Distribution	Leased	3,000.00
Bogotá D.C.	Colombia	Administrative	Leased	250.00
Cucuta	Colombia	Distribution	Service	7,500
Bogota	Colombia	Distribution	Service	510.00
México D.F.	Mexico	Distribution	Service	2,700.00
México D.F.	Mexico	Administrative	Leased	271.00
Durango	Mexico	Production	Owned	176,891.00
Durango	Mexico	Administrative	Owned	8,102.00
Durango	Mexico	Distribution	Owned	47,746.00
Altamira. Tamaulipas	Mexico	Distribution	Owned	36,148.00
Tampico	Mexico	Distribution	Leased	9,000.00
Atlanta	United States	Administrative	Leased	568.00
Charleston (*)	United States	Administrative	Owned	557.00
Charleston (*)	United States	Production	Owned	11,148.00
Charleston (*)	United States	Distribution	Owned	7,432.00
Baltimore	United States	Distribution	Service	5,574.00

LAND / PROPERTIES

			Leased/
Location	Country	Function	Owned/ Service (**)	Size (square meters)
Long Beach	United States	Distribution	Service	1,858.00
Houston	United States	Distribution	Service	2,323.00
Oakland	United States	Distribution	Service	1,394.00
Savannah	United States	Distribution	Service	3,252.00
Bolívar	Venezuela	Administrative	Leased	278.00
Bolívar	Venezuela	Administrative	Leased	160.00
Bolívar	Venezuela	Administrative	Leased	120.00
Caracas	Venezuela	Administrative	Leased	218.20
Caracas	Venezuela	Administrative	Leased	328.00
Estado Anzoátegui	Venezuela	Production	Owned	43,000.00
Estado de Carabobo	Venezuela	Distribution	Leased	12,000.00
Buenos Aires	Argentina	Administrative	Leased	600.00
Entre Ríos	Argentina	Production	Owned	57,400.00
Lima	Peru	Administrative	Leased	136.00
Lima	Peru	Distribution	Service	3,000.00
Guayaquil	Ecuador	Administrative	Leased	90.00
Guayaquil	Ecuador	Distribution	Service	3,000.00

(*) Our MDF moulding plant was closed in February 2007. Most of this production line will be relocated during 2007 to our Cabrero industrial complex in Chile. Administrative functions in the United States will now be concentrated in Atlanta.

(**) Service includes property lease and other services, including, but not limited to, storage and maintenance.

A discussion of environmental issues that affect our business generally is presented below under “—Environmental regulation”.

Capital Expenditures

For a description of our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing activities.”

Principal Products

The following table sets forth the sales of each of our principal products as a percentage of our total consolidated net sales for the years ended December 31, 2004, 2005 and 2006:

OUR PRODUCTS

	Year ended December 31,
(as a percentage of consolidated net sales)	2004	2005	2006
MDF	33.2%	33.6%	[*]	%
Particle board	19.3%	20.7%	[*]	%
Finger-joint mouldings	12.5%	11.2%	[*]	%
Sawn lumber	8.6%	9.0%	[*]	%
MDF mouldings	5.0%	6.4%	[*]	%
OSB	8.2%	8.0%	[*]	%
Saw and pulp logs	4.2%	4.0%	[*]	%
Solid-wood doors	5.8%	4.4%	[*]	%
Other products(1)	3.2%	2.7%	[*]	%
Total	100.0%	100.0%	[*]	%

(1) Includes principally wood chips, sawdust, door parts, fiberboard doors and wood plies.

MDF (Medium density fiberboard)

MDF is manufactured by removing the fibers from wood chips and sawdust, mixing the wood fiber pulp with adhesives and forming the mixture into flat sheets which are dried, heated, pressed, cooled, cut-to-size and finished. MDF has broad applications in furniture, cabinet and millwork manufacturing. Machining qualities make MDF well-suited for the production of pieces with critically shaped and profiled edges. Its uniformly dense surface gives superior results when grain-printed or painted. MDF shapes and routs with precision, drills easily and cuts cleanly. It is an effective core material for high-pressure laminates, fast-cycle melamine and veneers. MDF is more versatile than particle board. However, compared to the production of particle board, the MDF production process requires higher-quality wood, a greater quantity of adhesives and more energy. Due to its resulting higher production costs, MDF generally commands a higher price than particle board of the same thickness. We produce all the standard thicknesses and densities of MDF, including thin-MDF, melamine-laminated MDF and a small amount of wood-veneered MDF. Melamine-laminated MDF is MDF covered on one or both sides with paper impregnated with melamine, a plastic laminate. We also produce a high density MDF to be used for flooring. We market our MDF under the brand name “MDF Masisa.” For the year ended December 31, 2006, MDF sales represented [*]% of our consolidated net sales compared to 33.6% for the same period in 2005.

Particle board

Raw particle board is manufactured by mixing wood chips, wood shavings and sawdust with adhesives and rolling or pressing the mixture into large flat sheets of varying sizes and thickness, which are then cut-to-size, quality-analyzed and packaged. Raw particle board is used in a variety of applications in the construction industry, such as ceilings, floors and closets, and is also widely used in the manufacture of furniture. We produce different types of raw particle board that are marketed under the brand names “Placa Masisa,” “Masisa Panel,” “Ecoplac,” “Facilplac” and “HR100.” We also produce melamine-laminated particle boards which are raw particle boards covered on one or both sides with paper impregnated with melamine. Melamine-laminated boards are widely used in the manufacture of furniture and cabinets and are also used in construction for walls, counters and in other applications. Melamine-laminated board sales generate a higher margin than raw particle board sales. For the year ended December 31, 2006, particle board sales accounted for [*]% of our consolidated net sales compared to 20.7% for the same period in 2005.

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

Finger-joint mouldings

Finger-joint mouldings are produced from small pieces of wood which have been cross-cut and dried. The drying process is followed by a surfacing procedure in which any knots, imperfections or irregularities are extracted. The wood pieces are then joined, shaped and packaged for distribution. We offer four types of mouldings including raw mouldings, painted mouldings, jesso mouldings and stiles. These mouldings are ornamental strips used to decorate a surface, and are often used to accent or emphasize the ornamentation of a structure or to conceal surface areas or angle joints. For the year ended December 31, 2006, finger-joint moulding sales represented [*]% of our consolidated net sales compared to 11.2% for the same period in 2005.

Sawn lumber

We produce green and kiln dried sawn lumber from timber harvested from forestry plantations. The timber is sawn into logs, debarked and classified according to its diameter and length. The lumber is sawn into various sizes. Our sawmills produce high quality dried lateral wood from the outer portion of the log for the re-manufacturing process and lower quality dried center wood from the center portion of the log. In Chile and Brazil, the lateral wood is used for manufacturing finger-joint mouldings, door frames, boards, sidings and furniture as well as doors, which are manufactured only in Chile. The center wood is used for manufacturing, packaging and construction. For the year ended December 31, 2006, sales of sawn lumber represented [*]% of our consolidated net sales compared to 9.0% for the same period in 2005.

MDF mouldings

We manufacture our MDF mouldings from superior, ultra-light MDF (32 pounds per cubic foot density) which makes them comparable to any standard wood moulding. Their light weight substantially reduces the cost disadvantages associated with transportation, handling and installation of standard density MDF mouldings. We manufacture primed and jesso-coated MDF mouldings. We offer a wide range of patterns for our mouldings, including the casing and base, crowns, jambs and S4S boards. We produce MDF mouldings in 7, 8, 10, 14 and 16 foot lengths. For the year ended December 31, 2006, MDF moulding sales represented [*]% of our consolidated net sales compared to 6.4% for the same period in 2005.

OSB (Oriented strand board)

OSB is structural panel board manufactured from pulp logs. The logs are debarked and reduced to thin wood strands. The strands are put into a drying machine to remove humidity from the wood in order to avoid shrinkage and swelling during use. The dried wood strands are placed into a blending machine where they are mixed with chemical adhesives. The resin-blended strands are then mechanically aligned into several layers in a forming line, with each layer laid down separately along the conveyor belt, to build up a mat. This mat is cut-to-size compressed and heated in the main press to form the boards. The compressed and heated boards are then cooled and finished. OSB’s outstanding physical-mechanical properties make the boards highly suitable for use in applications requiring great structural resistance, such as those that occur in the construction and packaging industries. Our Masisa OSB is marketed under the “Masisa OSB” brand name, and is manufactured at Masisa’s Brazilian plant. For the year ended December 31, 2006, OSB sales represented [*]% of our consolidated net sales compared to 8.0% for the same period in 2005.

Saw and pulp logs

We sell saw and pulp logs directly and through our subsidiaries Terranova Venezuela, Masisa Madeiras, Forestal Tornagaleones, Forestal Argentina and Masisa do Brasil. For the year ended December 31, 2006, saw and pulp log sales represented [*]% of our consolidated net sales compared to 4.0% for the same period in 2005.

Solid wood doors

We manufacture solid wood interior stile and rail doors in Chile, and market them under the brand name “Masisa.” Our doors are manufactured in a range of thicknesses, heights and widths to fit standard doorways and closets. Masisa doors are available in a variety of styles and are manufactured from solid pine wood with engineered stiles and rails that are edge-glued, finger-jointed and laminated with clear veneer. They are also available with solid raised panels with a characteristic double hip pattern, emphasizing the relief. Our solid wood doors are distributed throughout the United States principally by Masonite International Corporation. However, as a result of the Company’s distribution strategy for the U.S. market, which aims to diversify its distribution network, as of December 31, 2006 approximately [*]% of our total doors sales in the United States were made through Masonite compared to approximately 98% of our total door sales for the same period in 2005. For the year ended December 31, 2006, door sales represented [*]% of our consolidated net sales compared to 4.4% for the same period in 2005.

Other products

Other products include principally wood shavings, wood chips, sawdust, door parts, fiberboard doors and pine veneer wood plies. We manufacture fiberboard doors in Chile, which are marketed under the brand name “Exit.” The manufacture of our doors is the most labor intensive of our businesses. Our doors are made with a cardboard honeycomb core. Our wood shavings, wood chips and sawdust are byproducts of our sawmill and industrial operations and are sold to pulp manufacturers and other third party manufacturers. Wood plies, which we sell to third parties, are sheets of solid wood coiled off of saw logs and serve as the principal raw material for plywood.

On a consolidated basis, all of our “other products” accounted for [*]% of our consolidated net sales for the year ended December 31, 2006 and 2.7% for the same period in 2005.

Wood Products Sales

The following tables show our consolidated net sales of our principal wood products in millions of U.S. dollars and physical volume in cubic meters for the years ended December 31, 2004, 2005 and 2006.

CONSOLIDATED SALES OF OUR PRINCIPAL WOOD PRODUCTS

	Year ended December 31,
(in millions of US$)	2004	2005	2006
MDF	215.9	250.2	[*	]
Particle board	125.9	154.0	[*	]
Finger-joint mouldings	81.5	83.1	[*	]
Sawn lumber	56.9	66.6	[*	]
MDF mouldings	32.8	47.3	[*	]
OSB	53.4	59.7	[*	]
Saw and pulp logs	27.1	30.1	[*	]
Solid-wood doors	37.9	32.8	[*	]

CONSOLIDATED SALES OF OUR PRINCIPAL WOOD PRODUCTS

	Year ended December 31,
(in thousands of cubic meters)	2004	2005	2006
Saw and pulp logs	1,361.4	1,197.0	[*	]
MDF	931.6	880.9	[*	]
Particle board	649.7	700.1	[*	]
Sawn lumber	299.7	327.8	[*	]
OSB	241.6	261.1	[*	]
Finger-joint mouldings	171.6	180.0	[*	]
MDF mouldings	90.3	113.7	[*	]
Solid-wood doors	42.6	35.7	[*	]

Total sales of our principal wood products, which increased by [*]% during 2006 compared to 2005, mainly due to a general increase in prices as well as a general increase in volume for most of our principal products, are dependent, to a significant extent, on the condition of the economies in the United States, Mexico, Chile, Venezuela, Argentina and Brazil, our principal markets. In particular, sales of our processed wood products are related to the levels of activity in the construction and furniture industries in those countries. Construction activity is subject to cyclical fluctuations due to changes in economic conditions, interest rates, population growth and other economic and demographic factors. An economic downturn in any of those countries is likely to materially adversely affect its construction industry and, accordingly, sales of our products.

The “do-it-yourself,” new residential construction industry and re-modeling industry in the United States, as well as the construction and pallet manufacturing industries in Mexico are the principal end-users of our solid wood products. The furniture manufacturing industries in Chile, Argentina, Mexico, Brazil and Venezuela are the principal users of our board products. In addition, we market our boards in Colombia, Peru, Ecuador and Uruguay.  See “Item 5. Operating and Financial Review and Prospects.”

The international market for our processed wood products is highly competitive in terms of price and quality. We compete with producers from the United States, Canada, Chile, Brazil, New Zealand and China. Competitive factors within a market area generally include price, species and grade of the logs used in the production of the end-product, proximity to wood consuming facilities and ability to meet customers’ requirements. Environmental certification has also become a point of differentiation. In numerous markets and in the United States in particular, wood products manufacturers are increasingly encouraged or required to supply environmentally certified finished product. Our production facilities and plantations have been certified under ISO 14,001 and OHSAS 18,001, and our plantations have received the Forest Stewardship Certification (FSC). The FSC certifies that the wood in a product, whether a finished product or an intermediate product, is produced in accordance with FSC standards.

Markets and Distribution

We present the information of our company by country within each of our “solid wood and forestry” and “boards” business groups. These country segments include, for our solid wood and forestry businesses, the United States, Chile, Brazil, Mexico and Venezuela, and for our board businesses, Chile, Argentina, Brazil and Mexico.

In the United States, we operate through our subsidiary Masisa USA. In this market, we sell approximately one million solid wood pine doors per year as well as finger-joint and MDF mouldings. We distribute our products in the United States principally through regional distributors that resell our products to retailers. Historically, we also participated in the United States structural panels market, selling OSB produced in our Brazilian operation. However, OSB exports to the United States from Brazil were suspended during the second half of 2006 given the slowdown of the U.S. construction industry, that resulted in unfavorable market conditions for this product. Currently, we are selling and marketing our OSB production mainly in Latin America, East Europe and Asia.

In Latin America, Masisa started its Placacentro program in 1991 in order to broaden its distribution channels, stimulate and increase demand for its products, improve volume security and achieve closer contact with its customers. Placacentros are licensed or franchised retail stores distributed across Latin America, operating under the same brand and business format. These stores focus on independent furniture manufacturers and general contractors and offer a wide range of wood panels, solid wood, accessories and services required by these customers to increase their productivity. Placacentro operators receive training and technical assistance from Masisa, regarding products and their applications, as well as “best practices” in store operations and sales and marketing issues. Placacentros are an important part of Masisa’s marketing strategy to increase the per capita consumption of Masisa’s products, increase brand awareness and positioning and to create competitive advantages to address the current and future competition by other market participants. We also hope to create and capture a greater portion of the profit pool in the value chain. Masisa has developed its Placacentro distribution network in Chile, Mexico, Brazil, Argentina, Peru, Ecuador, Colombia, Venezuela, Paraguay and Uruguay. As of December 31, 2006, 52 Placacentros stores were operating in Chile, 47 in Argentina, 21 in Peru, 40 in Brazil, 71 in Mexico, 15 in Ecuador, 3 in Paraguay, 28 in Colombia, 22 in Venezuela and 1 in Uruguay. The Company expects to grow its network by approximately 19 new stores primarily in these Latin American countries during 2007.

The following table sets forth our aggregate sales as a percentage of consolidated net sales in each of our principal markets by destination for the years ended December 31, 2004, 2005 and 2006.

OUR MARKETS

	Year ended December 31,
(as a percentage of consolidated net sales)	2004	2005	2006
United States	29.2%	28.0%	[*]	%
Brazil	14.1%	14.0%	[*]	%
Chile	16.8%	16.5%	[*]	%
Mexico	16.1%	15.0%	[*]	%
Venezuela	6.0%	8.3%	[*]	%
Argentina	6.7%	7.6%	[*]	%
Other countries	11.1%	10.6%	[*]	%
Total	100.0%	100.0%	[*]	%

The following table sets forth our aggregate sales for each of our principal markets by destination for the years ended December 31, 2004, 2005 and 2006.

OUR MARKETS

	Year ended December 31,
(in millions of US$)	2004	2005	2006
United States	190.0	208.1	[*	]
Brazil	91.6	104.5	[*	]
Chile	109.3	122.4	[*	]
Mexico	105.1	111.8	[*	]
Venezuela	39.0	62.0	[*	]
Argentina	43.4	56.3	[*	]
Other countries	72.6	78.9	[*	]
Total	651.0	744.0	[*	]

United States

General

For the 12 months ended December 31, 2006, GDP grew 3.3%, inflation was 3.2% and the trade balance deficit was US$765.3 billion. At December 31, 2006, the unemployment rate was 4.6%. The U.S. economy experienced moderate growth because of an increase in customer demand and business investment spending.

The following table shows our sales of finger-joint mouldings, solid wood doors, MDF mouldings and, OSB, MDF and other products in the United States in millions of U.S. dollars for the indicated periods.

UNITED STATES
PRINCIPAL WOOD PRODUCTS SALES

	Year ended December 31,
(in millions of US$)	2004	2005	2006
Solid Wood and Forestry
Finger-joint mouldings	81.4	83.0	[*	]
Solid wood doors	37.3	32.1	[*	]
Boards
MDF mouldings	32.6	46.3	[*	]
OSB	30.8	39.7	[*	]
MDF	4.2	2.4	[*	]

Marketing and distribution

The United States is Masisa’s most significant market as measured by aggregate sales. Our total consolidated sales in the United States for the year ended December 31, 2006 represented [*]% of total sales compared to 28.0% in 2005. This decrease was partially due to strong demand in our principal Latin American board markets and a decrease of OSB demand in the United States due to the cooling of the residential housing market which was partially offset by increased finger-joint and MDF moulding and solid wood door sales during 2006.

Most of our products are sold in the United States through approximately 40 customers that serve primarily the “do-it-yourself” and new residential construction industries. The U.S. do-it-yourself market is heavily consolidated and is dominated by large chain retailers such as Home Depot, Lowes and Menards.

Solid wood and forestry

Our eight largest customers for solid wood products accounted for approximately 82% and [*]% of our total sales in the United States for the years ended December 31, 2005 and 2006, respectively. Our largest customer, Masonite, accounted for approximately 52% and [*]% of such sales during the years ended December 31, 2005 and 2006, respectively. Our principal U.S. solid wood customers are Bluelinx Corporation, Boston Cedar & Millwork and Steves & Sons Inc., Builders First Source, Jim White Lumber Sales Inc., Masonite, Wholesale Millwork Inc. and W. M. Tinder Inc. Although we believe that, under current market conditions, the loss of any one customer would not have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect. We store our products primarily in three distribution warehouses located at Charleston, South Carolina, Baltimore, Maryland, and Houston, Texas. We ship our products from U.S. warehouses to our customers primarily by truck. Shipments are delivered to our distribution warehouses by ship from our production facilities in Chile, Brazil and Argentina.

Finger-Joint Mouldings Market. We manufacture solid wood finger-joint mouldings which are sold in the United States. Our total sales of finger-joint mouldings in 2006 were US$[*] million compared to US$83.0 million in 2005. This increase in finger-joint moulding sales was due primarily to higher prices resulting from an increased sales focus and a customer pruning process that targeted sales to certain of our significant customers.

We currently produce our finger-joint mouldings at our Cabrero plant in Chile and our Rio Negrinho plant in Brazil. The market for finger-joint mouldings in the United States is highly competitive. In general, we are able to produce solid wood finger-joint mouldings at our Chilean and Brazilian plants at a low cost compared to U.S. and Canadian manufacturers. Additionally, freight prices from our South American plants are comparatively low and we are able to sell our mouldings in the United States at competitive prices. Our principal competitors in the finger-joint mouldings market are Arauco, Braspine, Sierra Pacific and Woodgrain.

Solid Wood Doors Market. We manufacture residential interior solid wood stile and rail doors which are sold in the United States, which is considered a niche market. Our total solid wood door sales in the United States in 2006 were US$[*] million compared to US$32.1 million in 2005. This increase is primarily due to higher physical volume sales, and the introduction of new solid wood door styles that allowed us to improve our average prices.

Almost all of the solid wood doors we sell in the United States are manufactured at our production facilities in Chillán, Chile. Solid wood door sales in the United States are a competitive market. Our principal competitors in this market are Frameport, Sincol and Woodgrain.

Boards

Our eight largest customers for board products accounted for approximately 54% and [*]% of our total board sales in the United States for the years ended December 31, 2005 and 2006, respectively. The largest customer accounted for approximately 9% and [*]% of such sales during the years ended December 31, 2005 and 2006, respectively. Our 7 principal U.S. board customers that purchased in 2006 were Alexandria Moulding, BlueLinx Corporation, Builders First Source, Guararapes, Kelleher, North Pacific Lumber Co. and Thunderbird Moulding. Although we believe that, under current market conditions, the loss of any one customer would not have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect. We store our products primarily in five distribution warehouses located at Charleston, South Carolina, Baltimore, Maryland, Houston, Texas, Long Beach, California and Oakland, California. We ship our products from U.S. warehouses to our customers primarily by truck. Shipments are delivered to our distribution warehouses by ship from our production facilities in Chile, Brazil and Argentina.

MDF Moulding Market. We manufacture MDF mouldings which are sold in the United States. Our total sales of MDF mouldings during the year ended December 31, 2006 were US$[*] million compared to US$46.3 million during the same period in 2005. This increase in MDF moulding sales of approximately [*]% was principally due to the increase in production capacity in both our Argentina and Chilean production facilities and better pricing as a result of our improved sales effort.

We produced the MDF mouldings that we sold in the United States during 2005 and 2006 at the Masisa USA plant in Charleston, South Carolina and our Masisa plants in Argentina and Chile. However, in February 2007, as part of a cost reduction program we closed our MDF moulding plant in Charleston, South Carolina. Most of this production line will be relocated during 2007 to our Cabrero industrial complex in Chile. The market for mouldings in the United States is highly competitive. In general, we are able to produce MDF mouldings at our Chilean and Argentinean plants at a low cost relative to U.S. and Canadian manufacturers. Additionally, due to the light weight of these products, freight prices from our South American plants are comparatively low and we are able to sell our mouldings in the United States at competitive prices. Our principal competitors in the MDF mouldings market are Arauco (Trupan), Corza, PacTrim, Polincay and Sierra Pine.

Commission Sales. In May 2004, Masisa USA entered into a sales commission agreement with Masisa to market and distribute Masisa’s board products in the United States. Masisa USA currently sells Masisa’s MDF mouldings under this contract. This contract is still in force.

Beginning in 2005, Masisa Brazil began marketing OSB sales in the United States through Masisa USA, and a Brazilian forest products broker called Guararapes. During 2006, our OSB sales in the U.S. were US$[*] million, down from US$39.7 million in 2005. The main reason for the reduction in sales was the slowdown experienced during 2006 in residential housing construction in the United States.

Brazil

General

For the year ended December 31, 2006, GDP grew 3.7%, inflation was 3.14% and the trade balance surplus was US$46.1 billion. At December 31, 2006, the unemployment rate was 10%.

The following table shows our sales of saw and pulp logs, MDF, OSB and particle board in Brazil in millions of U.S. dollars for the indicated periods.

BRAZIL
PRINCIPAL WOOD PRODUCTS SALES

	Year ended December 31,
(in millions of US$)	2004	2005	2006
Solid Wood and Forestry
Saw and pulp logs	4.3	4.3	[*	]
Boards
MDF	65.5	77.6	[*	]
OSB	10.7	11.2	[*	]
Particle board	9.2	8.4	[*	]

Solid wood and forestry marketing and distribution

Masisa Madeiras was an important investment for a number of reasons. Brazil offers a well-developed market for forest products and is ranked as the world’s ninth largest economy with a population of approximately 188 million in 2006. Additionally, a favorable climate and year-round rainfall allow a comparatively greater rate of tree growth compared to other pine growing countries. In addition, the Rio Negrinho area provides an adequate pool of skilled labor that currently supports approximately 500 furniture factories of varying sizes. Our knowledge and experience gained in Chile enabled Masisa Madeiras to supply finger-joint mouldings, primarily to Masisa USA for sale in the United States.

The majority of the solid wood products produced by our businesses in Brazil are sold in export markets. Our total saw and pulp log sales during the year ended December 31, 2006 was US$[*] million compared to US$4.3 million during the same period in 2005. This increase was principally due to higher prices and appreciation of the Brazilian reales against the U.S. dollar. All of the saw and pulp logs sold in Brazil are harvested at our plantations.

Board marketing and distribution

Masisa established Masisa Brazil in 1995. Masisa Brazil has already achieved a significant position as a particle board and MDF supplier to southern Brazil’s furniture industry. Particle board is supplied and delivered to the Brazilian market principally by truck from Masisa Argentina’s Concordia plant. The strategic location of the Concordia Plant and the establishment of MERCOSUR have made Brazil a favored market for Masisa Argentina’s exports. In the past, MDF was supplied to the Brazilian market from both the Argentinean Concordia plant and the Chilean Mapal plant, but since 2001 these exports have been gradually replaced by production from the MDF plant located in Ponta Grossa, Brazil.

Our combined sales of particle board, MDF and OSB in Brazil reached US$[*] million for the year ended December 31, 2006, compared to US$97.2 million in 2005, representing a [*]% increase. This increase in wood board sales was primarily due to the appreciation of the Brazilian reales against the U.S. dollar and higher board volume and prices.

Due to the large size of Brazilian manufacturers, sales in Brazil are primarily made directly to the manufacturers. There are generally no independent distributor chains for these materials. However, in order to meet the needs of carpenters, architects and decorators, we have established and expanded our Placacentro distribution network that has been in place since 1996. In 2006, we opened two new Placacentro stores in Brazil. As of December 31, 2006, Masisa had opened 41 Placacentro stores in Brazil and expects to grow its network by 5 additional stores in 2007. For the years ended December 31, 2005 and 2006, approximately 30% and [*]%, respectively, of Masisa Brazil’s total sales were made through Placacentros.

Masisa is expending considerable effort to develop its sales in Brazil by, among other activities, opening distribution warehouses, expanding its client base and participating in promotional activities, expositions and trade shows. Currently, Masisa sells MDF and OSB through 440 and 600 distributors, respectively, in Brazil. For the years ended December 31, 2005 and 2006, approximately 21% and [*]%, respectively, of our net sales in the Brazilian market were generated by 20 principal customers and our largest single customer accounted for approximately [*]% of those sales in each of those years. Masisa’s principal customers in Brazil are A. Romanzza Moveis Ltda., Bertolini S/A, Chapecomp Distribuidora de Produtos, Riberplak Com. de Compensados Ltda. and Todeschini S/A Industria e Comercio.

MDF Market. Based in part on Masisa’s experience in the Argentinean market, we believe that the MDF market will expand rapidly in Brazil as MDF becomes more widely available as a result of the new domestic MDF production capacity in Brazil. Our total sales of MDF increased [*]% to US$[*] million for the year ended December 31, 2006 from US$77.6 million for the same period in 2005. The increase was mainly due to a [*]% increase in prices and a [*]% increase in volume, in addition to the above-mentioned currency appreciation.

Our principal competitors in Brazil’s MDF market are Duratex, the Isdra Group, Placas do Paraná and Tafisa Brasil.

OSB Market. As the first and only producer of OSB boards in Brazil, we are currently involved in consolidating our market position with respect to this product. Our total sales of OSB increased by [*]% to US$[*] million for the year ended December 31, 2006 from US$11.2 million for the same period in 2005. This growth is mainly due to the introduction of new products and the increase in the number of new customers.

Particle Board Market. Given its relatively large population, we view Brazil as an attractive market for particle board. Our total sales of particle board remained stable at US$[*] million for the year ended December 31, 2006, the same amount of sales we had in 2005. Particle board sales remained constant in 2006 compared to 2005 primarily due to constraints for supplying the Brazilian market at a time when there were increased particle board sales within the domestic Argentinean market.

Our principal competitors in this market include Berneck, Duratex, Eucatex, Placas do Paraná, Satipel and Tafisa.

Chile

General

For the year ended December 31, 2006, GDP grew 4.0%, inflation was 3.4% and the trade balance surplus was US$22.2 billion. At December 31, 2006, the unemployment rate was 8.0%. Chile’s economic growth in 2006 was primarily the result of generally improved global economic conditions and increased commodity prices, although the unemployment rate remained relatively high.

The following table shows our sales of saw and pulp logs, solid wood doors, particle board, MDF and OSB in Chile in millions of U.S. dollars for the indicated periods.

CHILE
PRINCIPAL WOOD PRODUCTS SALES

	Year ended December 31,
(in millions of US$)	2004	2005	2006
Solid Wood and Forestry
Saw and pulp logs	18.2	20.6	[*	]
Solid wood doors	0.5	0.6	[*	]
Boards
Particle board	49.9	60.3	[*	]
MDF	34.7	29.2	[*	]
OSB	1.4	2.3	[*	]

Solid wood and forestry marketing and distribution

Most of the solid wood and forestry products that we sell in Chile are saw and pulp logs, which we sell to pulp and other manufacturers. Our three largest customers accounted for approximately 43% and [*]% of our total sales in Chile for the years ended December 31, 2005 and 2006, respectively. The largest customer accounted for approximately 36% and [*]%, respectively, of these sales for such periods. Our principal Chilean customers are CMPC Celulosa S.A., Forestal Mininco S.A. and Paneles Arauco S.A. Our products are shipped mainly by truck to domestic customer locations.

Saw and Pulp Logs Market. Our solid wood and forestry businesses sell saw and pulp logs to manufacturers in Chile. Our total saw and pulp log sales for the year ended December 31, 2006 were US$[*] million compared to US$20.6 million for the same period in 2005. This increase in saw and pulp logs was primarily due to increased demand coupled with higher market prices.

All of the saw and pulp logs we sell in Chile are harvested at our Chilean plantations. Our principal competitors in this market are Arauco and CMPC.

Solid Wood Doors Market. We sell a relatively small number of residential interior rail and stile solid wood doors in Chile. Our total solid wood door sales in Chile were US$[*] million for year ended December 31, 2006 compared to US$0.6 million for the same period in 2005.

Boards marketing and distribution

Most of our board products are sold in Chile through approximately 170 independent distributors serving the construction and furniture manufacturing industries. A small portion of our board products are sold directly to furniture manufacturers. Our 30 largest board customers accounted for approximately 81% and [*]% of our total sales in Chile for the years ended December 31, 2005 and in 2006, respectively. The largest customer accounted for approximately 15% and [*]% of such sales for the years ended December 31, 2005 and 2006, respectively. Our principal Chilean customers for board products are Construmart S.A., Dimad S.A., Easy S.A., Electrocom S.A., Maderama, Mafor S.A., Maderas Imperial Ltda., Polincay Export Ltda., Silva y Compañía Ltda., Sodimac S.A. and Youseff Comercial Ltda. In 2006, furniture continued to be one of the leading products imported to Chile, competing with the furniture products of Chilean producers which form a significant part of our customer base. Specifically, “ready-to-assemble” furniture products are becoming an increasingly popular import in Chile, although they account for a relatively small portion of current furniture sales in Chile. We work through our Placacentros stores to assist our customers in developing ways of using our products to respond to changing market conditions. Although we believe that, under current market conditions, the loss of any one distributor or customer would not have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect.

Masisa’s products are stored in four warehouses and sales offices throughout Chile and are shipped mainly by truck to domestic customer locations. Shipments to the Antofagasta warehouse, in the northern part of Chile, are also delivered by ship.

As of December 31, 2006, there were 52 Placacentro stores located throughout Chile. We expect to grow our network by adding one Placacentro store in Chile during 2007. The Placacentro chain is the largest chain of stores in the country in terms of sales to furniture manufacturers and small contractors. Our board sales to Placacentros in the Chilean market during the years ended December 31, 2005 and 2006 represented approximately 25% and [*]% of our sales, respectively. The remainder were direct sales and sales to other distributors.

Particle Board Market. We manufacture raw, melamine-laminated and wood-veneered particle board in Chile. Our total particle board sales in 2006 increased to US$[*] million from US$60.3 million in 2005 primarily due to better local market conditions and higher local prices.

Rio Itata is the only competitor in the particle board production industry in Chile. The excess of local supply over local demand is exported.

Due to the economic crisis in Argentina in 2002, which reduced particle board consumption in such country to nearly half its 2001 level, and the devaluation of the Argentinean peso, some Argentinean manufacturers began to export part of their production to the Chilean market. This resulted in price pressure for all competitors in Chile. We believe that the excess capacity in particle board production in Chile and the resulting price pressure, combined with high transportion costs for particle board imports, are the primary factors that discouraged imports to Chile of particle boards in previous years. The situation experienced in 2002 was unique and as the Argentinean economy and consumption began to recover in the second half of 2003 and continued its recovery during 2004, the situation started to return to prior levels. During 2005 and 2006 imports from Argentina had no significant effect on our sales. However, there can be no assurance that significant price pressure from imports of particle board into Chile will not occur in the future.

MDF Market. Masisa manufactures MDF board in Chile. The Chilean MDF market is relatively undeveloped compared to the European and North American markets. Although the first Chilean MDF plant did not begin production until 1988, the market has exhibited strong growth since then. Nevertheless, Chilean MDF producers devote most of their production to exports. Our total MDF board sales for the year ended December 31, 2006 increased to US$[*] million compared to US$29.2 million for the same period in 2005, partially due to higher volume, as well as higher averages prices compared to 2005. Although we experienced a decline in Chilean MDF moulding demand this was offset by an increased demand of MDF boards by local non-moulding customers.

We expect our new MDF plant to start operations in Cabrero, Chile, in July 2007, increasing our production capacity by approximately 340,000 cubic meters per year. This new plant will be used for exports.

Our only established competitor in the Chilean MDF market is Paneles Arauco S.A. It is expected that Polincay will build a MDF plant with an annual production capacity of approximately 60,000 cubic meters that should be completed by the end of 2007 or in early 2008.

Mexico

General

For the year ended December 31, 2006, GDP grew 4.8%, year to year, inflation was 4.05% and the trade balance deficit was US$5.8 billion. At December 31, 2006, the unemployment rate was 3.6%. Mexico’s economy is expected to continue to grow because of the increase in demand from the United States, Mexico’s principal trading partner. The economic recovery has contributed to greater demand for wood products and higher wood prices.

The following table shows our sales of sawn lumber, MDF, particle board and OSB in Mexico in millions of U.S. dollars for the indicated periods.

MEXICO
PRINCIPAL WOOD PRODUCTS SALES

	Year ended December 31,
(in millions of US$)	2004	2005	2006
Solid Wood and Forestry
Sawn lumber	46.3	47.3	[*	]
Boards
MDF	22.4	30.8	[*	]
Particle board	21.7	24.6	[*	]
OSB	3.4	2.1	[*	]

Solid wood and forestry marketing and distribution

We sell most of our sawn lumber in Mexico either directly or through independent distributors to the construction and pallet manufacturing industry. Our 25 largest customers accounted for approximately 70% and [*]% of our total sales in Mexico for the years ended December 31, 2005 and in 2006, respectively. The largest customer accounted for approximately 17% and [*]%, respectively, of these sales during such periods. Our principal customers in Mexico are Chep México S.A. de C.V., Losifra S.A. de C.V., Maderas y Empaques para Cada Uso, Madereria Nasa S.A. de C.V., Productora de Tarimas del Sur and Unipallet S.A. de C.V. Although we do not believe that under current market conditions, the loss of any one distributor or customer would have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect. In addition to our own products, we also sell sawn wood produced by third parties, principally located in Chile. Our products are stored in our Tampico, Mexico, warehouse and are shipped mainly by truck to domestic customer locations. The sawn lumber we sell in the Mexican market is harvested and processed primarily in Chile.

Sawn Lumber. Mexico is the principal market in which we market our sawn lumber. Mexico does not have well developed forestry resources and, as a result, our principal competitors in this market are also importers. Our total sawn lumber sales during the year ended December 31, 2006 were US$[*] million compared to US$47.3 million during the same period in 2005. The decrease in sawn lumber sales was due to a decrease in physical sales volume.

Sawn lumber in Mexico is a highly competitive market. Our principal competitor in this market is Arauco. The Mexican market has a good but limited national supply system as well.

Board marketing and distribution

In August 2001, Masisa established Maderas y Sintéticos de México S.A. de C.V. (“Masisa Mexico”) as a vehicle for entering the Mexican wood products market. On January 8, 2002, Masisa Mexico acquired a particle board plant located in Durango, Mexico, from MacMillan Guadiana, a subsidiary of the U.S. forestry company, Weyerhaeuser Company Limited. This plant has an installed capacity of 120,000 cubic meters per year. With this acquisition, Masisa now supplies particle boards to the Mexican market mainly from the Durango plant’s production. Masisa imports MDF into the Mexican market from its plants in Chile and Venezuela. Since 2004, we have also imported OSB into the Mexican market from our OSB plant in Brazil; however, due to increased price pressure from OSB imports from the United States, we are planning to phase out our OSB sales within Mexico. Our net board sales in Mexico for the years ended December 31, 2005 and 2006 represented 7.7% and [*]%, respectively, of our total consolidated net sales.

Given its relatively large population, the relatively low market penetration of wood boards and a growing scarcity and increasing cost of sawn lumber (the principal competing product of Masisa’s wood boards), we believe the Mexican market has substantial potential for increased consumption of wood board, whether produced locally at the Durango plant or imported from our plants in Chile, Argentina, Brazil or Venezuela.

Currently, Masisa sells particle board and MDF to Mexican furniture manufacturers directly and through distributors, with a total of approximately 210 customers. For the years ended December 31, 2005 and 2006, approximately 86% and [*]%, respectively, of our net sales in the Mexican market were generated by 63 principal customers. The largest customer accounted for approximately 5% and [*]%, respectively, of these sales during such periods. Masisa’s principal distributors of particle board in Mexico are Aglomerados y Triplay Vic S.A. de C.V., Maderas Polanco S.A. de C.V., Mexicana Pacific S.A. de C.V., Promotora Grocer S.A. de C.V., RAMPE S.A. de C.V., Triplay Alameda S.A de C.V., Triplay Market S.A. de C.V., Triplay Tableros De Ecatepec S.A., Triplay y Laminados Pega, Triplay y Maderas Nacionales S.A., and Triplay y Tableros Nacionales S.A. Although we believe that, under current market conditions, the loss of any one distributor would not have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect.

In 2005 and 2006, Masisa successfully expanded its Placacentros network in Mexico. Masisa Mexico has opened 70 stores throughout the country as of December 31, 2006. During 2007, we expect to increase our focus on increasing our same store sales. For the years ended December 31, 2005 and 2006, approximately 40% and [*]%, respectively, of Masisa Mexico’s total sales volume was made through Placacentros.

MDF Market. Masisa has traditionally supplied the Mexican MDF market from its Chilean facilities, and to a lesser degree, from its Argentinean facilities. Since 2002, the Fibranova plant in Venezuela has also exported MDF to Mexico. Our total MDF sales for the year ended December 31, 2006 were US$[*] million compared to US$30.8 million for the same period in 2005. The increase in MDF sales during 2006 was due to a strong local demand. Our principal competitors in this market are Maderas Conglomeradas S.A. de C.V., MJB S.A. de C.V. and Paneles Arauco S.A.

Particle Board Market. Particle board consumption in Mexico is relatively low. Our total sales of particle board for the year ended December 31, 2006 were US$[*] million compared to US$24.6 million for the same period in 2005. The increase in particle board sales during 2006 compared to 2005 was due mainly to greater physical sales volume and higher prices. Our main competitors in this market are Duraplay S.A. de C.V. and Rexcel S.A. de C.V.

Venezuela

General

For the year ended December 31, 2006, GDP grew 10.3% and the trade balance surplus was US$27.2 billion. At December 31, 2006, the unemployment rate was 9.5%. At December 31, 2006, the annual rate of inflation was 17.0%. During 2006, Venezuela’s economy experienced strong growth due to increased oil revenue and general economic recovery following economic instability during 2003. This growth has increased domestic demand and prices for wood products. No assurance can be given that this past level of growth will continue, or that political and economic developments in Venezuela will not deteriorate. See “Item 3. Key Information—Risk Factors—Risks relating to our operations in Latin America—Political and economic developments in Latin America countries in which we operate, may adversely affect us.”

The following table shows our sales of sawn lumber, MDF and particle board in Venezuela in millions of U.S. dollars for the indicated periods.

VENEZUELA
PRINCIPAL WOOD PRODUCTS SALES

	Year ended December 31,
(in millions of US$)	2004	2005	2006
Solid Wood and Forestry
Sawn lumber	7.3	14.9	[*	]
Boards
MDF	24.1	37.0	[*	]
Particle board	7.6	9.1	[*	]

Marketing and distribution

We sell most of our products in Venezuela through approximately 31 independent distributors serving the furniture manufacturing and construction industries. Our 20 largest solid wood and forestry product customers accounted for approximately 86% and [*]% of our solid wood and forestry sales in Venezuela for the years ended December 31, 2005 and 2006, respectively. Our largest solid wood and forestry products customer accounted for approximately 12% and [*]%, respectively, of these sales for such periods. Our principal solid wood products customers in Venezuela are Grupo Imeca, Madenova C.A. and Madera La Ojedeña C.A.

Our 20 largest board product customers accounted for approximately 95% and [*]% of our board sales in Venezuela for the years ended December 31, 2005 and 2006, respectively. Our largest board products customer accounted for approximately 22% and [*]%, respectively, of these sales for such periods. Our principal board products customers in Venezuela are Aserradero El Sol C.A., Grupo Imeca and Madenova C.A. Although we do not believe that, under current market conditions, the loss of any one distributor or customer would have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect.

Our products are stored in two warehouses, at our Macapaima plant and in Puerto Cabello and are shipped mainly by truck to domestic customer locations. We also have a sales office in Caracas, Venezuela. The wood products we sell in the Venezuelan market are produced at our Macapaima plant in Anazoategui, Venezuela.

In 2006, Masisa successfully expanded its Placacentros network in Venezuela. As of December 31, 2006, Masisa Venezuela had 22 stores located throughout the country and expects to grow its network by 12 additional stores during 2007.

Solid wood and forestry

Sawn lumber market. We sell sawn lumber to distributors and pallet manufacturers and other industries in Venezuela. Our total sales of sawn lumber for the year ended December 31, 2006 were US$[*] million compared to US$14.9 million for the same period in 2005. This increase in sawn lumber sales was primarily due to a decrease in demand for native timber species that compete with our lumber, as well as an increase in demand by pallet manufacturers for the food industry.

All of the sawn lumber we sell in Venezuela is harvested at our plantations in the Uverito area, and processed at our sawmill, in the Macapaima complex in Anazoategui, Venezuela. The sawn lumber market in Venezuela had historically been dominated by wood species native to Venezuela and imported radiata pine from Chile. Caribbean pine wood is relatively new to the Venezuelan market, but demand is growing fast due to the high quality of caribbean pine wood and demand for quality wood from the construction and pallet manufacturing industries. In addition, due to the Venezuelan government’s policy of limiting the exploitation of native wood species, we believe that there will be a significant increase in the amount of imported radiata pine from Chile as well as caribbean pine wood. We believe demand from pallet manufacturers will be more important in the coming years due to the fact that the distribution industries are increasingly converting to palletized systems and new regulations in packaging, which support the use of standardized pallets. Our principal competitors in this market are smaller volume domestic sawmills including Aserradero Carabobo, Forestal Soledad and Pinoven.

Boards

MDF market. We sell MDF to distributors in Venezuela. Our total MDF sales in 2006 were US$[*] million compared to US$37.0 million for the same period in 2005. The increase in MDF sales was primarily due to higher prices and greater physical sales volume, which stemmed from improved domestic economic conditions.

All of the MDF board we sell in Venezuela is produced at our Macapaima plant in Anzoátegui, Venezuela. We believe we have an advantage in this market as a domestic competitor. We also believe sales through our Venezuelan Placacentros network will enable us to increase sales significantly.

Particle board market. Our businesses sell raw and melamine-coated particle board to distributors in Venezuela. Our total particle board sales in 2006 were US$[*] million compared to US$9.1 million in 2005. This increase in particle board sales was primarily due to higher prices and greater physical sales volume, which stemmed from improved domestic economic conditions.

All of the particle board we sell in Venezuela is produced at our Macapaina plant in Anzoátegui, Venezuela. Sales of particle board in Venezuela declined greatly in 2002 and 2003 as a result of economic instability and a general economic recession. The market began to improve in 2004, and has continued to improve through 2006. As the local market improves, we are focusing on developing our boards and melamine products to support this growing market.

Argentina

General

For the year ended December 31, 2006, GDP grew 8.5%, inflation was 9.8% and the trade balance surplus was US$8.1 billion. At December 31, 2006, the unemployment rate was 8.7%. The Argentinean economy has continued to show strong growth since 2003 and has supported the growth of the local construction and furniture industries. As a result of the increased demand for wood products to support the growth of these industries, the particle board and MDF board demand has equaled, and in some instances surpassed, the levels achieved for these products during the late 1990s.

The following table shows our MDF, particle board, OSB and MDF mouldings sales in Argentina in millions of U.S. dollars for the indicated periods.

ARGENTINA
PRINCIPAL WOOD PRODUCTS SALES

	Year ended December 31,
(in millions of US$)	2004	2005	2006
Boards
MDF	21.4	28.1	[*	]
Particle board	15.8	20.5	[*	]
OSB	1.9	2.2	[*	]
MDF mouldings	0.2	0.3	[*	]

Marketing and distribution

Argentina has more than twice the population of Chile and has a significant housing deficit. However, following the devaluation of its currency on January 2002, Argentina’s per capita income was reduced to half of its pre-devaluation levels. The low per capita consumption is primarily the result of this economic crisis. As Argentina’s economy has recovered, demand for Masisa’s products has recovered as well. We expect that future demand for Masisa’s products in Argentina will be largely dependent upon the growth of the Argentinean economy and particularly on the growth of the Argentinean construction and furniture manufacturing industries.

We sell particle board and MDF to Argentinean furniture manufacturers through approximately 150 distributors. For the years ended December 31, 2005 and 2006, approximately 69% and [*]% of our total sales in the Argentinean market were generated by 20 principal distributors, respectively. The largest customer accounted for approximately [*]% of these sales during each of these periods. Masisa’s principal distributors in Argentina are Cencosud S.A., Distribuidora Aglolam S.A., Distribuidora Argentina de Chapas S.A.C., Distribuidora Placasur S.A., Dolinsky S.A., Maderas Amiano S.R.L., Madergold S.A., NBC Maderas S.R.L., Sacheco S.A. and Taru Parq S.R.L.

Given the successful development of Masisa’s Placacentro program in Chile and Peru, Masisa Argentina started to develop this distribution channel in 2000. As of December 31, 2006, 51 stores were managed from Argentina (47 in Argentina, 1 in Uruguay and 3 in Paraguay). Masisa Argentina expects to grow its network by 7 additional stores in Argentina in 2007. For the years ended December 31, 2005 and 2006, approximately [*]% of our total sales in Argentina in each year were made through the Argentinean Placacentros network.

We have focused our marketing efforts on furniture and cabinet manufacturers and on the construction industry. We are pursuing several strategies in Argentina to encourage the use of our particle board and MDF products in lieu of other materials currently favored by local manufacturers. As in Chile, we hold regular meetings with Argentinean furniture manufacturers, offer service and technical assistance to these consumers and regularly participate in trade fairs and furniture shows. In addition, we offer technical training courses for Masisa-product installers.

After the devaluation of the Argentinean peso in 2002 and in response to the adverse macroeconomic scenario in Argentina, Masisa Argentina redirected the majority of the production from its Argentinean operations to export markets primarily in Brazil, Mexico, the United States and the Far East. However, with the recovery of the Argentinean local market, this trend has been reversed.

MDF Market. We have continued to actively develop the market for this product through advertising campaigns, events held directly with our customers and our participation in trade shows, all of which are designed to demonstrate the board’s quality and multiple uses for furniture manufacturers, architects and decorators.

Masisa is the largest MDF manufacturer in the Argentinean market. Our total MDF board sales in 2006 were US$[*] million compared to US$28.1 million in 2005. The increase in MDF board sales was due primarily to greater sales volume and higher local prices as a result of strong local demand in 2006. We believe the positive growth trend in the Argentinean economy will continue in the short-term and that the market for wood board products will continue to recover as a result. However, there can be no assurance that the economy will continue to recover or that sales of wood board products will increase as a result. Alto Paraná (Paneles Arauco) and Tableros Guillermina S.A. are our only competitors in the Argentinean MDF market.

Particle Board Market. Masisa is one of the three largest particle board manufacturers in the Argentinean market. Masisa’s principal Argentinean competitors in particle board are Alto Paraná (Faplac S.A.), Cuyoplacas S.A. and Sadepan Latinoamericana S.A. There are other smaller Argentinean particle board producers, such as Tableros del Paraná S.A., who have a minimal market presence and use older and less efficient technology than Masisa utilizes at its Concordia facility. As in Chile, particle board products compete with other types of board products, such as gypsum, as well as solid wood and plywood.

Our total particle board sales in 2006 increased to US$[*] million compared to US$20.5 million in 2005, due to strong local demand. The large increases in sales in 2006, 2005 and 2004 follow a steep decline in 2002, when, in order to minimize the impact of the devaluation, Masisa Argentina shifted particle board sales to exports.

Other markets

Colombia

We sell particle board and MDF products in the Colombian market mainly through exports from Venezuela. Our particle board sales in Colombia increased by [*]% from US$10.6 million in 2005 to US$[*] million in 2006. The growth of such sales was principally due to strong demand for particle boards. Our MDF board sales in Colombia increased by [*]% in dollar terms, from US$11.7 million in 2005 to US$[*] million in 2006. As in the case of particle board, the increase in MDF board sales was principally due to strong demand.

During 2006, we opened seven Placacentros stores in Colombia. As of December 31, 2006, 28 Placacentros were operating in Colombia.

Perú

We sell particle board and MDF products into the Peruvian market mainly through exports from Chile. We established our Peruvian subsidiary, Masisa Peru, in 1999 to conduct commercial and distribution activities in that country.

Our board sales in Peru increased by [*]% from US$15.9 million in 2005 to US$[*] million in 2006. This increase in our board sales was principally due to deeper market penetration through our Placacentro distribution network and the selling and marketing efforts of our MDF board products and strong demand for particle board.

As of December 31, 2006, 21 Placacentros were operating in Peru. We expect to grow the network by adding three new stores in Peru during 2007.

Ecuador

We sell MDF and particle board products into the Ecuadorian market mainly through exports from Venezuela and Chile. We established Masisa Ecuador in 2002 to conduct commercial and distribution activities in that country. Its main address is located in the city of Guayaquil.

Our board sales in Ecuador increased by [*]% from US$7.4 million in 2005 to US$[*] million in 2006. The increase in our board sales was principally due to deeper market penetration through our Placacentro distribution network and the selling and marketing efforts of our MDF board products.

As of December 31, 2006, 15 Placacentros stores were operating in Ecuador. We expect to grow the network by adding three new stores in Ecuador during 2007.

Other

Our board businesses generally achieve higher margins from the sale of their principal products in the markets in which they participate directly (Chile, Argentina, Brazil, Mexico and Venezuela) than from exports to third markets (i.e. Colombia, Peru, Ecuador, China, Guatemala, Uruguay, Germany, Italy, among others). Accordingly, our board businesses have traditionally preferred to satisfy demand in their respective markets first, and then export any surplus products. However, we have built a solid business network outside the markets in which we have manufacturing capacity in order to diversify our market risk and to enable us to respond promptly to changes in market conditions in Chile, Argentina, Brazil, Mexico and Venezuela. After the political and economic crisis began in Argentina in 2002, we utilized this export network and experience to substitute lost sales in the Argentinean market for sales to foreign markets. This was possible as a result of the increased competitiveness of products produced in Argentina resulting from the currency devaluation in that country.

Approximately [*]% of our consolidated net sales in 2006 were derived from U.S., Chilean, Mexican, Brazilian, Venezuelan and Argentinean export sales to markets other than United States, Chile, Mexico, Brazil, Venezuela and Argentina, compared to the approximately 10.5% of our consolidated net sales in 2005.

Production

As of December 31, 2006 we owned and operated production facilities in Chile, Venezuela, Brazil, Argentina, the United States and Mexico. Our Chilean production facilities are located in Cabrero, Coronel, Chiguayante, Valdivia and Chillán. Our Venezuelan production facilities are located in Macapaima, near the city of Puerto Ordaz in the southern part of the state of Anzoátegui. Our Brazilian production facilities are located in Rio Negrinho in the State of Santa Catarina and Ponta Grossa in the State of Paraná. Our Argentinean production facilities are located in Concordia, in the province of Entre Rios. Our U.S. production facilities were located in Charleston, South Carolina. In February 2007, as part of a cost reduction program, we closed the Charleston MDF moulding plant (i.e. 36,000 cubic meters, representing 9% of our total moulding capacity). Most of the industrial assets will be relocated to our industrial complex in Cabrero, Chile. Our Mexican production facilities are located in Durango, in the state of Nuevo León.

Our production by country

Chile

The following table sets forth for each of our Chilean production lines the installed annual production capacity in cubic meters as of December 31, 2006.

CHILE WOOD PRODUCTS PRODUCTION LINES

Plant	Line	Product	Annual installed capacity(1)
Cabrero (Solid wood)	Sawmill	Various	337,000
	Finger-joint mouldings	Finger-joint mouldings	103,000
	MDF mouldings	MDF mouldings	52,000

Cabrero (Boards)	MDF	MDF	160,000

Chiguayante (Boards)	Line 1	Particle board	82,000
	Laminating	Melamine board	45,000

Chillán (Solid wood)	Doors	Solid wood doors	42,000

Mapal (Boards)	Line 1	Particle board	95,000
	Line 2	Particle board	60,000
	MDF	MDF	140,000
	Laminating	Melamine board	110,000

Puschmann (Boards)	Line 1	Particle board	86,000

Valdivia (Boards)	Line 1	Particle board	90,000
	Laminating	Melamine board	55,000
	Veneering	Wood-veneered board	40,000
	Doors	Fiberboard doors	500,000

(1)
Units are in cubic meters, except fiberboard doors, which are in square meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

Cabrero (Solid Wood). Our Cabrero solid wood facilities are located in city of Cabrero, Chile. Its operations include a sawmill and wood drying unit and plants for the production of finger-joint mouldings, MDF mouldings and solid wood doors.

Sawmill. Our sawmill in Cabrero was constructed during 2000 and reached full operational capacity in May 2001. It was constructed to replace our then-existing Cabrero sawmill, which we had operated for 15 years and which we still partially operate. The new mill is a state-of-the-art facility equipped with a software control system that provides automatic control of the production line and allows for a high speed production line. The software system also uses special scanners and sensors for the cutting of wood and offers automatic packaging. With this new equipment, the volume of processed wood has increased to 106.8 cubic meters per hour, and the yield of wood per log has increased by 1%. Maintenance costs have also increased due to the technological change, but the labor requirement has fallen from around 180 people to approximately 52 people. Since May 2001, the new sawmill has increased wood processing volumes and volumetric output with a corresponding decrease in by-products production. The sawmill currently has a maximum annual yield of 337,000 cubic meters of sawn wood, the majority of which is used in the production of finger-joint mouldings and solid wood doors.

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

MDF moulding lines. In June 2004, we added an MDF moulding line with an annual production capacity of 34,000 cubic meters. In August 2005, a new MDF moulding line was added to this facility, increasing our production capacity to 52,000 cubic meters per year.

Cabrero (Boards). This plant has been operating since August 1992. It has a single MDF board line with an annual production capacity of 160,000 cubic meters. It is expected that in July 2007, a new MDF plant will start operations, increasing our production capacity by approximately 340,000 cubic meters per year. The estimated total investment of this new MDF plant is approximately US$93.0 million. This new plant will be oriented to the export market.

Mapal. Our Mapal industrial site, which is located in Coronel near the city of Concepción, 320 miles south of Santiago, has two particle board lines, one MDF line and one melamine-laminating line, which includes a melamine impregnating line. The two particle board production lines have an aggregate annual production capacity of approximately 155,000 cubic meters: one for thin particle board (60,000 cubic meters per year capacity) and another for thicker boards (95,000 cubic meters per year capacity). The MDF line commenced operations in January 1996, and has an annual production capacity of approximately 140,000 cubic meters. The melamine paper impregnating line produces most of the melamine paper used by our melamine-laminating lines. The Mapal facility laminates a portion of its total particle board and MDF production.

An additional melamine-laminating line in the Mapal plant began full operations in 2003, with an annual production capacity of 110,000 cubic meters, replacing an existing melamine-laminating line. We increased melamine production capacity through this new line in response to an increase in demand for melamine-laminated products generated by our developing Placacentros network, as well as an anticipated increase in demand for such boards in our Chilean and export markets.

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

Chillán. The doors plant, located in the city of Chillán, has an annual production capacity of approximately 42,000 cubic meters of solid wood doors. This plant was designed to manufacture products primarily for the United States and other North American markets. Its principal products are solid raised-panel pine wood interior stile and rail doors. We produce our solid wood doors in a range of widths and market them for use as interior and closet doors. The stiles and rails are composed of a finger-jointed center and a face made of laminated clear pine and thin MDF boards. The panels are edge-glued solid wood pieces with a double-hip profile. This structure gives the door substantial stability.

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

Masisa acquired the Puschmann plant for US$17.0 million in August 1998 when it purchased the assets of Tableros Nobel S.A., which was a wholly-owned subsidiary of Infodema S.A. (“lnfodema”). The Puschmann facility has an annual production capacity of approximately 86,000 cubic meters of particle board.

In addition to producing raw particle board, the Valdivia plant produces melamine-laminated boards, wood-veneered particle board and all of the fiberboard doors produced by Masisa in Chile.

The melamine-laminating line and the wood-veneering line have estimated annual production capacities of 55,000 cubic meters and 40,000 cubic meters, respectively. Our fiberboard door production line is located in the same facility and has an estimated annual production capacity of 500,000 square meters.

During 2006 the wood veneer strips line was closed. As a result, 66 employees left the company in December 2006, and 25 left during the first quarter of 2007.

The capacity utilization rate for our sawmill production facility in Chile was 97% in 2006 compared to 100% in 2005. The capacity utilization rate for our finger-joint moulding production facilities in Chile was 91% in 2006 compared to 86% in 2005. The capacity utilization rate for our solid wood doors production facilities in Chile was 91% in 2006 compared to 93% in 2005. The capacity utilization rate for our particle board production facilities in Chile was 91% in 2006 compared to 87% in 2005. The capacity utilization rate for our MDF production facilities in Chile was 100% in 2006, the same as in 2005. The capacity utilization rate for our MDF moulding production facilities in Chile was 83% in 2006 compared to 64% in 2005. It is important to note that actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

Brazil

The following table sets forth for each of our Brazilian production lines the product manufactured and the installed annual production capacity in cubic meters as of December 31, 2006.

BRAZIL WOOD PRODUCTS PRODUCTION LINES

Plant	Line	Product	Annual installed capacity(1)
Ponta Grossa (Boards)	Line 1	MDF	280,000
	OSB	OSB	300,000
	Laminating	Melamine board	220,000

Rio Negrinho (Solid wood)	Finger-joint mouldings	Finger-joint mouldings	65,000
	Sawmill	Various	220,000

(1) Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

Ponta Grossa. In December 2000, we finished the construction of our MDF production facility in the city of Ponta Grossa, in the State of Paraná, Brazil. Originally, this facility had an annual installed production capacity of 240,000 cubic meters and reached full production during the second half of 2001. During 2006, additional investments in this facility were made, increasing the annual production capacity to 280,000 cubic meters. In the same complex, with a total investment cost of US$8.0 million, we installed two melamine-laminating lines that are used for coating MDF and particle board. These laminating lines have a total annual production capacity of approximately 220,000 cubic meters. Also, in May 2006, we finished construction of a new paper impregnation line in the Ponta Grossa facility that is used to supply melamine paper for the laminating line. This line required an investment of approximately US$4.0 million and has an annual installed production capacity of 36 million square meters. The capacity utilization rate for the MDF production facility in Brazil was 102% in 2006 compared to 94% in 2005. The capacity utilization rate for melamine laminating facilities in Brazil was 74% in 2006 compared to 65% in 2005.

The Ponta Grossa OSB plant is the first of its type in Brazil. The plant has an annual installed production capacity of 300,000 cubic meters and became fully operational during the fourth quarter of 2002. The capacity utilization rate for Masisa Brazil OSB production facilities in Brazil was 63% in 2006 and 87% in 2005. The OSB plant’s production has been adjusted to match the lower demand observed for this product.

Rio Negrinho. We began operations at Masisa Madeiras Limitada (“Masisa Madeiras,” formerly known as Terranova Brasil) in 1997 with the acquisition of a sawmill and pine plantations. The saw logs harvested from Masisa Madeiras’ plantations are processed at its sawmill located in Rio Negrinho in the State of Santa Catarina, Brazil. The 32,000 square meter industrial plant includes a sawmill and a finger-joint moulding processing plant.

Masisa Madeiras currently has three principal product lines which are sold to three markets: finger-joint mouldings oriented to the United States; door parts exported to Chile; and sawn lumber for pallet manufacturers in Brazil.

Masisa Madeiras’ mouldings plant is designed to produce mouldings which meet specifications for sale into the U.S. market. The plant’s principal products are raw and primed seven, fourteen and sixteen foot finger-joint mouldings and door frames. These products are then sold through Masisa USA to distributors and wholesalers.

Currently, all door parts produced at the Rio Negrinho plant are sold to our plant in Chillán, Chile, where our solid wood doors are produced. We produce door parts in a variety of widths (e.g., 2 ½, 5 and 5 ½ inches), lengths (e.g., 24 ½ and 45 inches and 7 feet), and thicknesses (e.g., 3/4, 5/4 and 6/4 inches). The total volume of door parts produced by Masisa Madeiras depends on the quality of the logs and the drying process. Currently, the Rio Negrinho plant produces up to 1,200 cubic meters per month of door components.

Wood processed and sold for use in pallet manufacturing is taken from the center of the log. Most of the wood processed by Masisa Madeiras for this purpose is sold in Brazil, where it undergoes further processing or is sold directly to the end-user.

The capacity utilization rate for our finger-joint moulding production facilities in Brazil was 86% in 2006 compared to 91% in 2005. The capacity utilization rate for our sawmill production facilities in Brazil was 86% in 2006 compared to 82% in 2005.

Venezuela

The following table sets forth for each of our Venezuelan production lines the product manufactured and the installed annual production capacity in cubic meters as of December 31, 2006.

VENEZUELA WOOD PRODUCTS PRODUCTION LINES

Plant	Line	Product	Annual installed capacity(1)
Andinos (Solid wood)	Sawmill	Various	150,000
Fibranova (Boards)	Lines 1 & 2	Particle board	120,000
	Line 1	MDF	250,000
	Line 1	Melamine boards	60,000
	Line 1	MDF mouldings	12,000

(1) Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

Andinos CA. We completed construction of our Andinos sawmill in November of 2000. The sawmill is located in Puerto Ordaz in the Macapaima Industrial Complex, in the southern part of the state of Anzoátegui, Venezuela. The sawmill’s equipment and machinery are designed to process logs of varying diameters as required by the market and custom orders, and have an annual production capacity of 150,000 cubic meters. The sawmill includes a treated log yard with a 20,000 square meter paved area and dryer kilns where we dry 100% of the production.

The pine-sawn lumber produced by the Andinos sawmill is characterized by high density, small firm knots, and greater hardness. Our sawn lumber is used primarily in the manufacturing of pallets and packages. A smaller percentage is sold for use in ceiling and furniture construction. During 2006, we began an expansion project for this sawmill, which it is expected to be finished during 2007.

The capacity utilization rate for our sawmill production facilities in Venezuela was 72% in 2006 compared to 95% in 2005.

Fibranova C.A. Our Fibranova plant processes intermediate wood products to produce MDF board and particle board. Its facilities are located also in Macapaima, Puerto Ordaz and include two processing lines for the production of particle board and MDF board, and a third line for the covering of melamine-laminated board. From January 2003 through the effective time of our merger with Masisa in 2005, this plant was administered and managed by our former subsidiary, Masisa, pursuant to a management contract. Since the merger, the contract has been assumed by us.

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

In 1999, we formed a joint venture with Establecimientos Industriales Oxiquim S.A., a Chilean resins manufacturer, to provide resin to Fibranova C.A.’s production processes. The joint venture began operations in July 2001 and is called Oxinova C.A., a Venezuelan corporation. Oxinova currently produces and supplies resin to our board production plants in Venezuela.

The capacity utilization rate for our particle board production facilities in Venezuela was 89% in 2006 compared to 78% in 2005. The capacity utilization rate for our MDF production facilities in Venezuela was 97% in 2006 compared to 88% in 2005. Our MDF mouldings production facilities in Venezuela suspended its operations due to strong local market demand for MDF boards, which is the principal raw material for this product. Accordingly, in 2006 the capacity utilization rate for our MDF mouldings production facilities in Venezuela was 0% compared to 2% in 2005.

Argentina

The following table sets forth for each of our Argentinean production lines the product manufactured and the installed annual production capacity in cubic meters as of December 31, 2006.

ARGENTINA WOOD PRODUCTS PRODUCTION LINES

Plant	Line	Product	Annual installed capacity(1)
Concordia (Boards)	Line 1	Particle board	160,000
	Line 2	Particle board	25,000
	MDF	MDF	150,000
	Thin-MDF	Thin-MDF	120,000
	Laminating	Melamine board	200,000
	Foil	Foil-lined board	48,000
	Moulding	MDF mouldings	104,400

(1) Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

Masisa Argentina’s production facilities are located in Concordia, an industrial town in the Province of Entre Rios on the Uruguay River, approximately 250 miles north of Buenos Aires, Argentina. The Concordia particle board production facility has the capacity to produce 185,000 cubic meters per year of raw particle board in two lines. The particle board line for thin particle board (under nine millimeters) has an annual production capacity of 25,000 cubic meters. The particle board line for greater board thickness has an annual production capacity of 160,000 cubic meters. The Concordia facility commenced operations in June 1994. The capacity utilization rate for Masisa Argentina’s particle board production facilities was 99% in 2006 compared to 85% in 2005

In September 1995, Masisa Argentina completed the installation of an MDF facility adjacent to its particle board facilities. In 1997 Masisa increased this MDF facility’s annual production capacity from 120,000 cubic meters to 138,000 cubic meters. In 1999, Masisa further increased its production capacity to 150,000 cubic meters.

In October 2001, Masisa Argentina completed the construction of a thin-MDF plant at the Concordia Industrial Complex. The plant, which became fully operational by mid-2002, has an installed capacity of 120,000 cubic meters per year and represented an investment of approximately US$30.0 million. The capacity utilization rate for Masisa Argentina’s MDF production facilities was 94% in 2006 compared to 88% in 2005.

The Concordia plant also includes a melamine-laminating line with an installed capacity of 200,000 cubic meters per year, as well as a foil lining process with an installed capacity of 48,000 cubic meters per year.

In March 2002, Masisa Argentina began construction of its first line of pre-painted MDF mouldings in Argentina at the Concordia Industrial Complex. Production at the MDF moulding plant is primarily directed to the United States. This line became fully operational during the second quarter of 2003. An additional 36,000 cubic meters of production capacity was added during 2004. The current annual production capacity of 104,400 cubic meters was reached in February 2005 with the addition of a new production line. The capacity utilization rate for Masisa Argentina’s MDF mouldings production facilities was 69% in 2006 compared to 51% in 2005. The relatively low utilization rate during 2006 is primarly due to a focus on more profitable production. Accordingly, in 2006 we focused our selling and marketing efforts for our MDF boards on the local Argentinean market rather than exporting such boards as MDF mouldings to the United States, where given the downturn in the construction sector, pricing for this product was less attractive to us. The low utilization rate during 2005 was due mainly to the addition of increased capacity during this period.

Mexico

The following table sets forth for each of our Mexican production lines the product manufactured and the installed annual production capacity in cubic meters as of December 31, 2006.

MEXICO WOOD PRODUCTS PRODUCTION LINES

Plant	Line	Product	Annual installed capacity(1)
Durango	Line 1	Particle board	65,500
	Line 2	Particle board	88,000
	Laminating	Melamine board	73,450

(1) Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

In December 2001, Masisa reached an agreement with Weyerhaeuser Company Limited to purchase from Weyerhaeuser’s subsidiary, MacMillan Guadiana, a particle board plant located in the city of Durango, Mexico. As of December 2006, the plant had a total installed capacity of 153,500 cubic meters per year in two independent production lines. The plant also includes a melamine-laminating line, with a total installed capacity of 21,600 cubic meters per year. In June 2005, the former Mapal, Chile melamine-laminating line started operating in Mexico, extending the capacity up to 73,450 cubic meters per year. The capacity utilization rate for Masisa Mexico’s particle board production facilities was 82% in 2006 compared to 92% in 2005. The capacity utilization rate for our melamine laminating facility in Mexico was 88% in 2006 compared to 57% in 2005. Most of the 2006 and 2005 production at this plant was directed toward the local market.

United States

The following table sets forth for each of our U.S. production line the product manufactured and the installed annual production capacity in cubic meters as of December 31, 2006.

UNITED STATES WOOD PRODUCTS PRODUCTION LINES(2)

Plant	Line	Product	Annual installed capacity(1)
Charleston, South Carolina	MDF moulding	MDF moulding	36,000

(1)
Units are in cubic meters. The annual installed capacity may vary depending upon the thickness of the MDF mouldings produced, number of production shifts, and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

(2)
In February 2007, as part of a cost reduction program, we closed the Charleston MDF moulding plant (i.e. 36,000 cubic meters, representing 9% of our total moulding capacity). Most of the industrial assets previously used at the Charleston, South Carolina plant will be relocated to our industrial complex in Cabrero, Chile.

Masisa USA (formerly Terranova Forest Products, Inc.) was established to market and distribute our products in the United States as part of our strategy of locating our commercial operations as close to our customers as economically feasible. Terranova Forest Products was organized in 1993 as a joint venture with Fiberform Wood Products, Inc. under the name Fiberform Andinos Corporation. In January 1996, we purchased Fiberform’s interest in the joint venture and changed its name to Terranova Forest Products.

In April 2005, Masisa USA moved its headquarters and marketing operations to Atlanta, Georgia. Atlanta’s Hartsfield-Jackson airport serves as a major connecting hub serving destinations around the globe, providing easier access to our customers throughout the U.S. and to our world headquarters in Chile.

Our MDF mouldings line had a total installed capacity of 36,000 cubic meters per year. The capacity utilization rate for our MDF mouldings line was 67% in 2006 compared to 78% in 2005. As previously noted, in February 2007, as part of a cost reduction plan, we closed our MDF moulding plant in Charleston, South Carolina. Most of this production line will be relocated during 2007 to our Cabrero industrial complex, in Chile.

Forestry Operations

Overview

We and our forestry subsidiaries manage and operate the cultivation of our tree stock in our nurseries and the planting and management of our forests, log manufacturing, log sales and marketing, log trading, transport and supply chain activities. The logs and other raw materials produced by us and our forestry subsidiaries and affiliates are sold to our production and processing subsidiaries primarily at market conditions in arms-length transactions. Our sales to unaffiliated third parties represented [*]% and 56.4% of our consolidated forest products sales for the years 2006 and 2005, respectively.

As a result of the review in October 2006 of our competitive strategy for becoming the leading wood board company for the furniture and interior architecture industries in Latin America and identifying the wood boards business as our core business (for further details, please refer to “Item 4. Information on the Company—Business Strategy”), our forestry operations have become a complimentary business to our wood boards business. We intend to create value for our core wood boards business through our forestry assets by (i) securing the fiber supply for our industrial facilities, (ii) positioning our forestry assets in a manner to increase the Company’s overall financial flexibility, and (iii) optimizing the geographic distribution of our forestry assets in line with projected industrial growth. Our management team is developing two complementary efforts to achieve these results. The first is a forestry leveraging program that will use portions of our existing forestry assets to generate cash resources principally to finance growth opportunities in both, the core wood boards business unit and Greenfield forest projects, while maintaining long term fiber supply from the forests for our industrial business units. Our second effort is the development of Greenfield forest projects.

In May 2007, we entered into a binding agreement to sell 90% of our ownership in Forestal Argentina S.A., 80% to Los Boldos, S.A., a subsidiary of Diversified International Timber Holdings LLC, a U.S. forestry investment company, and 10% to Grupo Nueva, with the Company retaining ownership of the remaining 10%. The sales price for Forestal Argentina S.A. is based on a financial value of US$107.2 million for its forestry assets. Closing of this sale is subject to customary closing conditions and approval by Argentina’s National Border Zone Commission. Forestal Argentina owns approximately 38,000 hectares of pine and eucalyptus plantations and plantable landholdings in the Entre Ríos and Corrientes provinces in Argentina. As part of our agreement with Los Boldos and Grupo Nueva, we expect to (i) enter into a long-term supply agreement in order to receive a significant percentage of the wood production from Forestal Argentina’s forestry assets, (ii) enter into a forest management arrangement whereby Los Boldos will manage under the FSC standard the forestry assets on behalf of the other shareholders in Forestral Argentina, (iii) have an option to repurchase the leveraged forestry assets under certain circumstances, and (iv) retain the carbon credit rights equivalent to 55,000 annual tons of carbon dioxide from the forestry assets, which will assist us to meet our commitment to the CCX to reduce our carbon emissions by 6% by 2010. This is the first forest leveraging project we have entered into and we continue to evaluate additional opportunities for leveraging other portions of our forestry assets. The proceeds from the sale of Forestal Argentina will be used to repay outstanding indebtedness. Proceeds from future leveraging transactions will be utilized to finance new industrial developments for our wood boards business in Latin America, to finance future Greenfield forest projects and repay financial debt.

The second approach we are exploring to achieve the strategic goals we have to support our wood boards business is to develop Greenfield forest projects. These projects are intended to address the strategic role that access to wood fiber plays and will continue to play in the future in our wood products business, particularly as wood fiber becomes more scarce due to the increased demand for wood fiber from pulp and energy producers. We are seeking these investment opportunities on our own and in cooperation with outside third parties throughout Latin America. When structuring future Greenfield forest projects, we intend to secure long-term fiber supply and improve our wood fiber logistics by owning forests, or having access to fiber, located in close proximity to our present and future production facilities.

The leveraging of a portion of our forestry assets, does not mean that we are exiting the forestry business. In 2006, we acquired 7,841 hectares of land and 9,422 hectares of planted forests in Argentina, Chile and Brazil, and expect to continue with these efforts in the future.

Additionally, in June 2007, we signed a Master Investment Agreement ("MIA") with Diversified International Timber Holdings LLC and Grupo Nueva to jointly explore, analyze and develop forestry projects. This co-investment agreement is an important element of our growth strategy for Masisa and it will enable us to undertake global scale forestry projects in the future.

Land ownership and rights

As of December 31, 2006, our group’s forestry assets included an interest in approximately 374,505 hectares of land, of which 241,417 hectares are planted with renewable trees. Of our forestry assets, approximately 264,537 hectares (71%) are owned by our group, and the remaining 109,968 hectares (29%) are held under leases, forestry rights and forestry licenses, mainly in Venezuela.

Our leases enable us to use the forestry land for terms ranging from 15 to 33 years, depending on the location, which is generally the equivalent of one to two forestry rotations. Forestry rights permit someone other than the owner to plant, manage and harvest, an estate of trees on the leased land.

Distribution of forestry assets

Our forests are located in Chile, Brazil, Venezuela and Argentina. On a consolidated basis, caribbean, radiata/oregon and eliotti/taeda pines are softwood pine species which constitute approximately 41.7%, 34.71%, and 11.96% of our plantations, respectively. In addition, our forests include 28,084 hectares of eucalyptus trees, equal to approximately 11.63% of our total plantations.

The following table sets out the number of hectares and types of uses of our land holdings and rights at December 31, 2006 for each of our forestry operations.

	Forestry Assets
(in hectares)	Chile	Argentina	Venezuela	Brazil	Consolidated
Total forestry holdings	143,839	49,177	147,443	34,046	374,505
Owned	143,644	49,177	40,244	31,473	264,537
Rights/Leased	196	-	107,199	2,573	109,968
Total planted land	87,730	35,609	100,682	17,395	241,417
Plantations:
Caribbean pine	-	-	100,661	-	100,661
Radiata pine	82,818	-	-	-	82,818
Taeda/elliotti pine	-	12,093	-	16,775	28,868
Eucalyptus	3,947	23,517	-	620	28,084
Oregon pine & others	965	-	21	-	986
To be replanted	4,997	2,313	25,990	3,391	36,690
Protected lands	25,519	4,191	2,065	4,241	36,015
Native forests	18,347	-	-	2,820	21,167
Other (Araucaria conifer)	2,217	-	-	5	2,222
Legal reserve	-	-	-	5,195	5,195
Roads, encampments and other uses	5,029	7,064	18,706	999	31,798

Certain of our forestry assets in Chile and all of our forestry assets in Argentina are held through Forestal Tornagaleones S.A. and Forestal Argentina S.A., respectively. On October 26, 2005, Masisa entered into an agreement with the holder of a significant minority interest in each of these companies to acquire that holder's 34.5% interest in the common equity stock of Forestal Tornagaleones S.A. for approximately US$29.9 million in cash and its 29.2% interest in the common equity stock of Forestal Argentina S.A. for approximately US$14.5 million in cash. Before the acquisition, Masisa owned 60.45% of the equity ownership of Forestal Tornagaleones S.A., and Forestal Tornagaleones S.A. owned 50.1% of the equity ownership of Forestal Argentina S.A. The closing of the purchase of the significant minority shareholder's interest in Forestal Tornagaleones S.A. for US$29.9 million occurred on November 15, 2005. Masisa also made an offer to the remaining minority shareholder in Forestal Tornagaleones S.A. to purchase its interests at the same price per share of common equity that was paid to the significant minority shareholder under the Forestal Tornagaleones S.A. purchase agreement. That offer expired without being accepted. Under the terms of a shareholders' agreement of Forestal Argentina S.A. entered into by Masisa, the holder of the significant minority interest and the remaining minority shareholders, the minority shareholders had (i) a right of first refusal to purchase the interest of the significant minority shareholder and (ii) a tag along right to sell their interests together with the significant minority shareholder. Pursuant to such shareholders' agreement, the significant minority shareholder had delivered to the remaining minority shareholders of Forestal Argentina S.A. a notice informing them of the purchase agreement entered into with Masisa and requesting such minority shareholders to give notice of their intent to exercise or not their right of first refusal or tag along right. During the first quarter of 2006, ten of the eleven remaining minority shareholders of Forestal Argentina S.A. exercised their tag along right. The total purchase price paid by Masisa’s subsidiary, Forestal Tornagaleones, including for shares purchased from the significant minority shareholder, was approximately US$24.3 million. On December 20, 2005, the Comisión de Defensa de la Libre Competencia of Argentina declined to review the purchase of the significant minority interest, satisfying a condition to the closing of that transaction. As a result of the purchase of the minority interests, Forestal Tornagaleones now controls 98.68% of the share capital of Forestal Argentina S.A. On May 15, 2007, we acquired a 1.32% ownership stake in Forestal Argentina S.A. from the minority shareholders for US$2.3 million. As a result of this transaction, the above mentioned shareholders’ agreement was terminated. On May 31, 2007, we entered into a binding agreement with Los Boldos, S.A., a subsidiary of Diversified International Timber Holdings LLC, and Grupo Nueva S.A., to sell 90% of our ownership in Forestal Argentina S.A. This sale is subject to customary closing conditions and approval by Argentina’s National Border Zone Commission.

Forest management

Our forestry subsidiaries cultivate, administer and manage our forestry assets in Chile, Argentina, Venezuela and Brazil. We manage our forestry assets to maximize the value of the wood; except in Venezuela, where, due to the longer growth cycles of our forests, our forest management systems take into account the existing, medium annual growth index of our forests and aligns production amounts to our existing local industrial operations’ requirements. We seek to maximize the value of the wood through the use of planting, soil and site preparation, maintenance of optimum soil quality through monitoring and fertilization, underbrush control, and management of tree density through thinning and pruning. This management system in Chile, Argentina and Brazil increases our forests’ production of larger diameter trees with fewer knots and other defects and, as a result, can produce a higher overall yield of clear wood. Clear wood, whether sold to third parties as lumber or used by our production facilities to produce our processed wood products, generally commands a higher price than knotted wood.

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

The following tables set forth the age profile by hectares of our forests at December 31, 2006 on a consolidated basis and for each of our forestry operations.

	Consolidated
Age Range (Years)	Pine	Eucalyptus	Oregon pine & Others
(in hectares)
0 - 5	35,840	8,751	78
6 - 10	27,653	15,816	301
11 - 15	47,463	2,322	229
16 - 20	67,249	631	10
21+	34,142	564	368
Total	212,347	28,084	986

	Chile			Argentina
Age Range (Years)	Pine	Eucalyptus	Oregon pine & Others	Pine	Eucalyptus	Oregon pine & Others
(in hectares)
0 - 5	12,944	1,773	78	6,392	6,747	-
6 - 10	14,189	1,116	280	5,209	14,701	-
11 - 15	30,966	963	229	212	1,359	-
16 - 20	19,918	88	10	259	543	-
21+	4,801	8	368	20	167	-
Total	82,818	3,947	965	12,093	23,517	-

	Venezuela			Brazil
Age Range (Years)	Pine	Eucalyptus	Oregon pine & Others	Pine	Eucalyptus	Oregon pine & Others
(in hectares)
0 - 5	8,308	-	0	8,195	231	-
6 - 10	5,891	-	21	2,364	0	-
11 - 15	15,865	-	0	420	0	-
16 - 20	45,598	-	0	1,475	0	-
21+	24,999	-	0	4,321	389	-
Total	100,661	-	21	16,775	620	-

Sustainable development and forestry management systems

We adhere to ISO management systems and certification under the FSC. FSC is an international organization funded to support environmentally appropriate, socially beneficial and economically viable management of the world’s forests. The FSC certification standard is recognized by The Home Depot, one of the key end-users to which our products are marketed through Masonite in the United States.

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

Forest protection

Our forestry assets are exposed to risk of loss due to fire, wind, pests and disease. Accordingly, our forestry subsidiaries have established programs for the prevention and control of each of these risk factors. Our forestry operations’ prevention efforts include, among others, identifying risks neighboring our forests, public education of communities located near our forests and maintenance of firebreaks. We also cooperate with other forestry companies, when possible, to undertake joint prevention measures with respect to pest and disease control.

During January 2007, we were negatively affected by a fire that burned 1,171 has. in the Bio-Bio Region of Chile. These forests were insured under standard market conditions.

Insurance

We insure our assets and operations against a variety of risks associated with our business activities. The types and amounts of coverage we maintain depend on the kind of facility or asset being insured, as well as its location. These plans include insurance policies against fire damage, loss attributed to natural disasters, risks related to the construction of projects, losses resulting from delays in commencing such projects and business interruption.

In Chile, we maintain coverage of our fixed assets in an aggregate amount of US$705.2 million. This amount includes US$374.6 million for losses on our plantations and US$330.6 million for losses due to interruptions in the operations of our plants and broken equipment.

In Brazil, we maintain coverage of our fixed assets in an aggregate amount of US$378.9 million. This amount includes US$102.3 million for losses on our plantations and US$276.6 million for losses due to interruptions in the operations of our plants and broken equipment.

In Venezuela, we maintain coverage of US$281.3 million for losses due to interruptions in the operations of our plants and broken equipment. Our plantations in Venezuela are not insured because Venezuela’s insurance market does not offer convenient insurance coverage for these types of risks.

In Argentina, we maintain coverage of our fixed assets in an aggregate amount of US$274.2 million. This amount includes US$54.2 million for losses on our plantations and US$220.0 million for losses due to interruptions in the operations of our plants and broken equipment.

In Mexico, we maintain coverage of US$58.9 million for losses due to interruptions in the operations of our plants and broken equipment.

In United States, we maintain coverage of US$28.0 million for losses due to interruptions in the operations of our plants and broken equipment, and coverage of US$42.0 million for liabilities arising out of civil responsibility claims.

We maintain coverage of US$10 million for liabilities arising out of civil corporate responsibility claims.

As of December 31, 2006, a high number of our personnel, including our executive officers, have travel and life insurance.

Raw Materials and Suppliers

Our principal suppliers in each country in which we have industrial facilities and the products or raw materials they supply to us in connection with our board, solid wood and forestry business are listed in the following table:

PRINCIPAL SUPPLIERS OF RAW MATERIALS & SERVICES

CHILE	PRODUCT	ARGENTINA	PRODUCT
Georgia Pacific Resinas Ltda.	Resins	Impress Diseño Iberia S.A.	Paper

Metso Panelboard A.B.	Machinery & spare parts	Isogama Industria Química Ltda.	Chemicals

Forestal Mininco S.A.	Wood	Lamigraf S.A.	Paper

Siempelkamp Maschinen	Machinery & spare parts	MD Papéis Ltda .	Paper

Aserraderos Arauco S.A.	Wood	MSC	Maritime transport

Empresa Constructora Tecsa S.A.	Assembly services	Resinas Concordia	Resins

Forestal Bio Bio S.A.	Wood	Schattdecor	Paper

Forestal Santa Elena Ltda.	Wood	SIA Ltd.	Sandpaper bands

Kontra Anlagentechnik Gmbh	Machinery & spare parts	Terminal Zárate	Port

Empresa Nacional de Electricidad S.A.	Energy

Servicios Forestales El Bosque S.A.	Machinery

Forestal del Sur S.A.	Wood

Promasa S.A.	Wood

Derquim S.A.	Chemicals

Lamigraf S.A.	Paper

Anthon Gmbh Maschinen & Anlagenbau	Machinery & spare parts

Zanella Eng.Ind.de Maquinas Ltda.	Methalic structures

Ing. y Const. Quezada y Boetsch S.A.	Construction services

CMPC Maderas S A	Wood

Soc. Austral de Electricidad S.A.	Energy

BRAZIL	PRODUCT	MEXICO	PRODUCT
Hexion Química Indústria e Comércio	Resins and Adhesives	Despachos Aduanales Castañeda S.C.	Customs agency

Synteko Produtos Químicos S/A	Resins and Adhesives	Alta Cargo S.A. de C.V.	Logistics

Dynea Brasil S/A	Resins, Adhesives and y impregnated sheets	Dynea México SA de CV	Resins
Coveright Surfaces do Brasil	Impregnated sheets	Comisión federal de Electricidad	Energy

Md Papeis Ltda	Paper	Coveright Canadá	Impregnated paper

Isogama Indústria Química Ltda	Chemicals	Agencia Aduanal Zamudio	Customs agency

Rodo Mar Veículos e Máquinas Ltda	Logistics	Centro de Acopio para Madera	Sawn Lumber / Wood chips

Resinas Internacionais Ltda.	Resins and Adhesives	Despachos Aduanales Castañeda S.C.	Customs agency

Lamigraf S.A.	Paper	Alta Cargo S.A. de CV	Logistics

Imbau Transportes E Serviços Ltda	Logistics	Juan C. Balerio	Sawn Lumber

Bayer S/A	Resins and Adhesives	Melfi Marin (Agnamex)	Maritime transport

Rafter Serviços Ltda.	Transport	Maersk	Maritime transport

TSG Ltda - Tecnologia em Serviços	Cleaning services	Hamburg Sud	Maritime transport

Schattdecor do Brasil Industria	Paper	Costa Container	Maritime transport

Gordo Transportes Ltda	Transport

Unimed	Health services

VENEZUELA	PRODUCT
Servicios y Mantenimiento Macapaima, C.A.	Equipment rental

Consorcio Vettor, C.A.	Transport

Transporte at Mantis, C.A.	Transport

Servicios Madereros Carmen, C.A.	Personnel service - Outsourcing

Serviequipos Roraima, C.A.	Equipment rental

Construcciones 2e-b, C.A.	Personnel service - Outsourcing

Corporación Venezolana de Sum.y Serv., S.A.	Harvest services

Orinoco Express, C.A.	Transport

Transporte Sánchez Polo de Venezuela, C.A.	Transport

Servicios Evcaven, C.A.	Cleaning services

PDVSA-GAS, S.A.	Gas supply

CVG Electrificación del Carona, C.A.	Energy

Teléfonos de Venezuela (CANTV)	Telecommunications

Transporte El Pinar, C.A.	Transport

Técnicas Forestales y Agroambientales R.T.B.R, C.A.	Fire protection services

Solid wood and forestry business

The most significant direct costs associated with our solid wood products and forestry operations are adhesives, fertilizers, wood fungicides, lumber, water-based paint, plants, chemicals, logs, labor and energy.

In general, the prices of raw materials we use in our forestry operations are cyclical. The prices of raw materials we use in our wood products operations depend on factors such as wood, pulp and oil prices and tend to fluctuate according to economic cycles and world supply.

In the forestry sector, all operations are carried out through a select set of third party contractors, who provide their services to our forestry subsidiaries and affiliates in accordance with the technical, legal, and administrative requirements established in our manual for service companies and the specific contracts entered into in connection with the provision of such services. However, due to an interpretation of the existing Brazilian Subcontracting Law, we have had to perform ourselves forest management functions that had previously been performed by third party contractors in Brazil. The services contracted by our forestry operations range from logistical support (meals, transport, cleaning and maintenance, security, reception and dispatch of products, among others) to production activities (harvest, transport, planting, thinning, pruning, road construction, and others).

In the industrial sector, our subsidiaries and affiliates subcontract with third-party providers for a variety of services at our sawmills and manufacturing facilities. These services include, among others, packaging, separating sticks, movement of logs and lumber, and industrial cleaning. However, due to the new Chilean Subcontracting Law, we have had to perform ourselves certain of these functions that had previously been performed by third party contractors in Chile. Specific contracts are established for each of these services outlining technical, economic and administrative specifications.

Boards business

The most significant direct costs associated with the production of particle board, MDF and OSB in connection with our board operations are chemicals, wood, labor and energy.

In 2006, chemical adhesives used in the production of particle board and MDF in Chile and Argentina were manufactured by the chemical plants of Georgia Pacific Resinas Ltda. (formerly GPM) and Resinas Concordia S.A., respectively. These two plants also manufactured most of the chemical catalysts used by the Company in those countries. Until early 2001, Masisa had a 50% interest in both companies under a joint venture with Georgia-Pacific. In January 2001, Masisa sold its participation in those companies to Georgia-Pacific. However, before this transaction, Masisa Chile and Masisa Argentina reached long-term resin supply contracts with GPM and Resinas Concordia S.A. to ensure the normal supply of resins for existing and future operations, including calculations for future growth of the Company in Chile and Argentina. In Brazil, the principal chemical adhesives used in the production of MDF and OSB were supplied by Borden Químicos Indústria e Com. Ltd. and Synteko Produtos Químicos S.A. In Mexico, the principal chemical adhesives used in the production of the particle boards were supplied by Dynea Mexico S.A. de C.V. In Venezuela, we have a partnership relationship as well as a long-term resin supply contract with Oxinova, which supplies 100% of our resin needs. Oxinova was formed as a partnership by Terranova and Oxiquim, and it is managed by Oxiquim.

We have a long-term resin supply contract with Georgia Pacific Resinas Ltda. in Chile to ensure the normal supply of resins for existing and future operations, taking into account our future growth. Payments made under the contract in 2006 totaled US$34.4 million. The contract does not oblige us to purchase a minimum amount from Georgia Pacific Resinas Ltda. In Argentina, Resina Concordia S.A. supplies us with resin.

We believe that the market for the chemicals used in our board operations is sufficiently competitive and accessible such that we could satisfy our chemical requirements through other suppliers on terms similar to those obtained from our current suppliers. There is more than one producer of chemical raw materials in each country in which we have industrial facilities, granting us flexibility as to our suppliers. We also have a number of suppliers for the raw materials used in our production processes. We believe that the loss of any one of these suppliers, individually, would not have a material adverse effect on our operations or financial results. Raw materials are also available from countries in the region as well as more distant ones, such as the United States and Japan.

Fluctuations in resin prices affect our production costs because adhesives, a combination of resin and chemical additives, represent approximately [*]% of our board production costs. Urea and methanol, components of resin, are derived from natural gas. The increased price of natural gas during 2006 therefore led to increased resin prices.

Historically, Forestal Tornagaleones provided Masisa’s Chilean plants with small supplies of wood. Masisa, however, has not purchased a material amount of wood from Forestal Tornagaleones since 2000. In Argentina, approximately 96% of the wood consumed by Masisa Argentina in 2006 was purchased from several unrelated sawmills and forest growers and the remaining 4% of the wood was purchased from Forestal Argentina. The wood consumed by Masisa for the production of MDF in Brazil was purchased either from owned forests or from several unrelated sawmills and forest growers. With respect to the particle board plant in Mexico, Masisa obtains wood from third-party suppliers that serviced the plant under its previous ownership.

In Venezuela, we are self sufficient in terms of our wood supply. We satisfy all of our wood requirements through our forestry companies, namely Forestal Guayamure, Forestal Imataca and Terranova de Venezuela.

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

In 2006, high and steadily rising oil prices increased our energy costs, as well as the cost for the adhesives we use to manufacture board products.

Environmental Regulation

Masisa maintains a strong commitment to sustainable development and we aspire to create economic value while being recognized as a leading company in social and environmental management. Our policy is to maintain high standards of environmental performance and to make all efforts to comply with all applicable environmental laws and regulations. During 2004, 2005 and 2006 we spent, on a consolidated basis, US$3.2 million, US$ 3.6 million and US$3.5 million, respectively, on environmental projects related to complying with environmental regulation. We expect to continue to make the necessary expenditures to comply with such environmental requirements.

Certifications: The ISO 14,001 certification is a voluntary procedure in which an operation’s environmental practices are evaluated against a specified set of criteria. Our forestry and manufacturing operations have obtained the ISO 14,001 compliance certifications. Our solid wood operations in Chile will recertify under a unified management system in the first semester 2007, including the Occupational Health and Safety Management System (the “OHSAS”) 18,001 certification process.

Additionally, all of our forestry and production operations, except forestry operations in Argentina and solid wood industrial operations in Chile have obtained the OHSAS 18,001 compliance certifications.

Our forestry operations also obtained FSC compliance certifications regarding sustainable management of forestry assets. We have obtained the “FSC Chain of Custody” certification, which allows identifying products with the FSC seal for our solid wood products from Brazil, Venezuela and Chile, as well as MDF products from Venezuela.

In addition, in 2003 our MDF production plants in Chile, Brazil and Argentina obtained the “Certificate for Recycled Content” granted by the Scientific Certification System (“SCS”). This certificate confirms that the raw material used in production comes from material recycled from other forestry processes. This practice helps reduce the demand for forestry resources, recycle materials considered waste in other lines of business and reduce manufacturing costs.

Environmental Regulation: We are subject to extensive and frequently changing environmental regulation in the countries in which we operate. Such regulations cover, among other things, the discharge of water and discharges into the water and air.

As part of Grupo Nueva, we are committed to transparency in our environmental and social performance, and publish sustainability reports every two years. In 2006, Masisa was recognized with the “Leaders for a Living Planet” award by WWF, as well as the “Corporate Sustainable Standard-Setter” by the Rainforest Alliance. Our local companies have also received recognitions, such as the award for Corporate Environmental Excellency in Argentina, and the “Fritz Müller” award by environmental authorities in Brazil.

A discussion of some of the key environmental regulations for each country in which our most significant operations are located is set forth below.

Chile: Chilean companies, including Masisa, are subject to several national and local environmental laws, regulations, decrees and municipal ordinances concerning, among other things, discharges into air and water, handling and disposal of solid and hazardous wastes and health. Chilean environmental regulations have become increasingly stringent in recent years, particularly for the approval of new projects, and this trend is likely to continue. We have made, and will continue to make, substantial expenditures to comply with such environmental laws, regulations, decrees and ordinances. We believe that our operations are currently in material compliance with applicable local and national environmental regulations.

We have further developed our environmental activities and compliance in Chile by subscribing, along with 13 other companies, to the “Acuerdo de Producción Limpia,” an environmental cooperation agreement between environmental authorities and industry for managing our solid wood operations in Chile. We are currently discussing a similar agreement for the production of boards.

Chilean legislation to which we are subject includes the Chilean Environmental Basic Law (Law 19,300 of 1994 organized by the Supreme Decree N° 95), based upon article 19 No. 8 of the National Constitution, which establishes the general structure of the Chilean environmental law. Law 19,300 defines the Government agencies responsible, among other things, for assessing environmental impact studies, overseeing the implementation of projects in accordance with their environmental impact statements and coordinating environmental regulations.These agencies are Comisión Nacional del Medio Ambiente (National Environmental Commission or “CONAMA”) and Comisiones Regionales del Medio Ambiente (Regional Environmental Commissions or “COREMA”).

We are subject to other regulations, such as:

•	DS 146 (Ministry of Health) on environmental noise,

•	DS 609 (Public Works Ministry) on water deposition in sewer and DFL 725 (Ministry of Health) on human health,

•
DS 46 (Ministry of the Presidency) on discharges of industrial effluents to underground water bodies, DS 90 (Ministry of the Presidency) on discharges of industrial effluents to surface water bodies, DS 148 (Ministry of the Health) regarding management of hazard industrial waste,

•	DS 594 (Ministry of Health), and DS 298 (Transportation Ministry) on handling and transportation of waste and hazardous waste,

•
DFL 1 (Ministry of Health), DFL 725 (Ministry of Health) and DS 594 (Ministry of Health) on health issues in the work place. Regulation DS 95 (Ministry of the Presidency) requires us and all companies in Chile to conduct environmental impact studies of any future projects or activities that may effect the environment, and

•
In 2007, we expect new regulation in relation to air emissions (“emisiones atmoféricas”) to be applied only in the area of Concepción. This new regulation will be implemented through an anti-pollution plan (“Plan de descontaminación”).

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

Laws 6938/81, 9605/98 and 4771/65 give the general framework for environmental legislation in Brazil. Other norms applicable to Masisa in Brazil include Resolution 237/97 on environmental licenses, Resolution SEMA 54/06, which defines norms for air emissions, Law 9433/97 and Resolution CONAMA (National Environmental Council) 357/05, which regulates effluents and water resources management, Law 12493/99 that regulates management of waste and dangerous waste and Resolution 01/90 on noise. Regional norms applicable to our plant in Ponta Grossa include Paraná Law 13.448/02 on environmental audits, and Paraná Law 13.806/02 - Resolution SEMA 54/06 on air emissions.

Our plants in Brazil possess the necessary environmental permits and licenses issued by FATMA (Foundation for the Environment) and IAP (Environmental Institute of Paraná), SUDERHSA (Superintendência de Recursos Hídricos do Paraná), and IBAMA (Instituto Brasileiro de Meio Ambiente). In 2006, CONAMA approved Resolution 382/06, which defines national limits on air emissions. These requirements will be applicable to the renewal of the licenses to be issued to both of our Brazilian industrial plants.

All of Masisa’s operations in Brazil have obtained ISO 14,001 and OHSAS 18,001 certifications. Our forestry plantations and Chain of Custody are certified under FSC, so too are our Ponta Grossa and Rio Negrinho plants.

Venezuela: Our Venezuelan operations are subject to Venezuelan environmental legislation, including regulation by municipal, provincial and national governmental authorities. We believe that our operations are currently in material compliance with applicable local and national environmental regulations. Such regulations include, among others, (i) the Law Regarding Dangerous Substances Materials and Waste (“Ley sobre Substancias, Materiales y Desechos Peligrosos”), (ii) Decree 638 regulating air emissions and norm COVENIN (Comisión Venezolana de Normas Industriales) 2253:2001 regulating emissions in the work place, (iii) Decrees 1257, 2635 and 2216 regulating the management of waste and hazardous waste, (iv) Decree 1847 and norms COVENIN 2268:96 and 2817:91 regulating the transportation and management of chemical products, (v) Decree 883 regulating effluents to water, (vi) Decree 2217 regulating environmental noise, and (vi) the Organic Law of Prevention, Conditions, and Workplace Environment regulating safety at the workplace. The solid wood, MDF and particle board operations in Venezuela have FSC Chain of Custody certifications, which allows products to be identified with an FSC green seal.

In 2007, Masisa Venezuela will apply for the renewal of its ISO 14,001 certificate and the OHSAS 18,001 certificate.

Mexico: Our operations in Mexico are subject to a constantly growing number of federal, state and local environmental provisions. Among the most relevant, are the General Law of Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecológico y la Protección al Medio Ambiente, 1988), enforced by the Attorney General’s Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente, PROFEPA) and the local Environmental Law issued by the State of Durango (Ley Estatal del Equilibrio Ecológico y Protección al Ambiente, 2001), enforced by the Secretaría de Recursos Naturales y Medio Ambiente, Durango. We believe that we are in material compliance with all applicable environmental laws and regulations affecting our facilities and products in Mexico.

Our plant in Durango possesses a Comprehensive Environmental License (Licencia Ambiental Única) from the State of Durango. Air emissions at this plant comply with the emissions Regulations "Reglamento de la Ley General del Equilibrio Ecológico y la Protección al Ambiente en materia de Registro de Emisiones y Transferencia de contaminantes," 2004 and with Official Mexican Standard NOM-043-SEMARNAT-1993, enforced by the State of Durango, Secretaría de Recursos Naturales y Medio Ambiente. The General Law for Prevention and Management of Waste, 2003, its Regulations, 2006, and Official Mexican Standard NOM-052, regulate management of hazardous waste. Water management is regulated by the National Water Law of 1992, while our wastewater discharges comply with the State Regulations on Wastewater Control of 2003 (Reglamento del Gobierno del Estado sobre Control de Aguas Residuales), and with Official Mexican Standard NOM-002-SEMARNAT-1996. Masisa Mexico obtained ISO 14,001 and OHSAS 18,001 certifications in 2004.

Argentina: Masisa’s Argentina industrial plant began using scrubbers in its particle board lines to decrease the particulate matter in air. We possess Sanitary Authorization from the Department of Development, Ecology and Environmental Control from the Province of Entre Ríos. All companies in Argentina, including Masisa, are subject to several national and local environmental laws, regulations, decrees and municipal ordinances concerning, among other things, discharges into air and water, handling and disposal of solid and hazardous wastes. Provincial Law No. 6260 “Contamination Prevention by the Industries” with its Reglamentary Decree No. 5837 regulates the wastewater discharges and air quality, solid waste handling and noise. National Law No. 24051 “Hazardous Wastes—generation, handling, transport and treatment” and its Reglamentary Decree No. 831 regulate the management of hazardous wastes and air emissions".

In October 2006, we successfully completed an external audit of our Environmental Management System, Quality Management System and Security and Occupational Health Management maintenance audit which allowed us to renew our ISO 9,001, ISO 14,001 and OHSAS 18,001 certifications, respectively. Our next external audit is currently scheduled for June 2007. We also submit our Environmental Management System to two internal audits to verify that it complies with the relevant certification requirements and whether such system has been efficiently implemented. We also have the SCS certification, which certifies that our boards have 100% recycled and reclaimed fiber content. We believe that our operations are currently in material compliance with applicable local and national environmental regulations.

United States: Our MDF moulding facility operated under several environmental permits and regulations. The Conditional Major Air Quality Permit is issued under the provisions of the Pollution Control Act, Sections 48-1-50(5) and 48-1-110(a), and the 1976 Code of Laws of South Carolina, Regulation 61-62. The permit allows an emission rate of 100 TPY of VOC’s and PM emissions, and we have successfully maintained levels of less than 1.3 TPY VOC’s and less than 30 TPY PM Emissions. As of February 15, 2007, the Charleston MDF moulding facility has been shutdown, and thus no further emissions will be generated. We have decided to cancel the Conditional Major Air Quality Permit, since the permit is firm and site specific, and thus can not be assigned to another company.

The facility operated a closed loop waste water recycling system that is permitted under the Clean Water Act, CERCLA 40 CFR 302 and the NPDES General Permit No. SCR000000. The production facility did not generate any hazardous wastes and maintained an extensive recycling program for waste disposal under South Carolina US Code Title 44. As a result of the recycling efforts, we recycled approximately 95%, 92% and 94% of all waste products, by volume, in 2004, 2005 and 2006, respectively. The Masisa USA operation does not foresee issues with environmental legislation in the USA, especially now that the manufacturing plant has been shutdown as previously mentioned. Nevertheless, as part of the plant shut-down procedures, we plan to carry out a phase-1 environmental site assessment at the facility, to help facilitate any decision regarding the disposition of these assets.

Masisa USA was certified ISO 14,001 and OHSAS 18,001 in December of 2003 and successfully maintained these certifications with no major non-conformities. Our operating philosophy is to minimize all environmental impacts through sound engineering and operational practices and continuous improvement.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

This item will be filed at a later date pursuant to Rule 12b-25 of the Exchange Act.

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

Our current directors are as follows:

Directors	Position	Age
Julio Moura	Chairman	55
Ronald Jean Degen	Vice-President	63
Patrick A. Nielson	Director	57
Jorge Carey T.	Director	64
Juan Carlos Méndez G	Director	61
Enrique Seguel M.	Director	68
Antonio Tuset J.	Director	63

Unless otherwise noted, the business address of each director is Avenida Apoquindo 3650, Piso 10, Las Condes, Santiago, Chile.

Julio Moura, 55 years old, has been the Chairman of our Board of Directors since 2002. Mr. Moura has also served as Chairman of the Board of Directors and Chief Executive Officer of Grupo Nueva since 1998. Grupo Nueva, a holding company, is, beneficially, a controlling shareholder of Masisa. He has served as Member of the Executive Committee and Executive Vice-President for the Schindler Group and Sika Finanz in Switzerland, as well as Director of companies belonging to these Groups and of Messerli A.G., among others. From 1980 until 1983, he was Senior Associate of the Consulting Company Booz Allen & Hamilton. Mr. Moura obtained a degree in mechanical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland and holds an MBA from M.I.T., Sloan Management School of Management, USA.

Ronald Jean Degen, 63 years old, became Vice-President of our Board in 2003. He is also the Chairman, President and Chief Executive Officer of The Plycem Company and a Director of the Board of Amanco. Mr. Degen has served as Vice-President for Mergers and Acquisitions of Grupo Nueva since 2004. Prior to joining Grupo Nueva, Mr. Degen was Chairman of the Board, President and Chief Executive Officer of Amanco Brasil, a PVC pipe manufacturer and affiliate company of Grupo Nueva, from 2000-2004. He was also President and Chief Executive Officer of Companhia Paulista de Força e Luz (CPFL), a Director of the Board of Bandeirantes de Energia, a Director of the Board of Mercado Atacadista de Energia (MAE), President and Chief Executive Officer of Schindler Brasil, Vice-President of Grupo Abril, Executive Director and Chief Operating Officer of Editora Abril, Executive Director and Chief Executive Officer of Listel, Executive Director of Indústria Villares and Project Director of Booz Allen & Hamilton International. He has a Professional Electrical Engineering Degree from Escola de Engenharia Mauá Brazil, is a graduate in Automation from the Swiss Federal Institute of Technology (ETH) Switzerland, and has an MBA from the University of Michigan, USA.

Patrick A. Nielson, 57 years old, became a Director on our Board of Directors in 2003. He has served as the Vice-President, General Counsel and Secretary of Grupo Nueva since 2002. He has also served on the Board of Directors of Masisa S.A. since 2002. Prior to 2002, he was Vice-President, General Counsel—Food Operations and Vice-President International Legal and Regulatory Affairs of Dole Food Company, Inc., a food company, where he began working in 1983. He has also been a member of the Board of Directors of Pascual Hermanos, S.A. of Spain and The Western Growers Association. Mr. Nielson holds a Bachelor of Arts in Political Science from Lewis & Clark College and a Juris Doctor from Hastings College of the Law, University of California.

Jorge Carey T., 64 years old, has served as a Director on our Board since 2004. Mr. Carey also serves on the board of directors of Masisa since 2002. He has been a senior partner of Carey y Cia., a Chilean legal firm, since 1976. Carey y Cia. serves as outside counsel to Masisa from time to time. Mr. Carey is a board member of several publicly traded corporations, including Cemento Melón S.A. (of which he is the Chairman), Quebrada Blanca S.A., Enaex S.A. and CCU. He is also a board member of several other Chilean institutions, including Corporación del Patrimonio Cultural de Chile and Consejo Nacional de Television and of several non-Chilean organizations, including Aur Resources Inc in Toronto, Canada, The Center for International and American Law in Dallas, Texas, U.S.A. and the Moneda Chile Fund in Bermuda. Mr. Carey worked early in his career for three years as a staff attorney in Washington D.C. for the International Monetary Fund and the International Finance Corporation. He has been a professor of law at the Catholic University of Chile Law School and chairman of both the Chilean British Chamber of Commerce and the Chile Canada Chamber of Commerce in Santiago, Chile. He received his law degree from the Catholic University of Chile Law School and a Master's degree in Comparative Jurisprudence from the School of Law of New York University where he was a Fulbright scholar.

Juan Carlos Méndez G., 61 years old, joined the Company in 1994, and has served as a Director on our Board since 1994. In addition, Mr. Méndez serves as Director of the Board of Cap S.A., Director of the Board of Moneda AFI, member of the Coordination Committee of the National Concesions System and member of the Audit Committee of Banco Estado Chile. Mr. Méndez has also served as a Director of David del Curto S.A., Jordan S.A., Novaterra and lansa. Mr. Méndez holds a degree in agricultural engineering from the Catholic University of Chile, a masters degree in agricultural economics from the Catholic University of Chile and a masters degree in economics and is a candidate for a PhD in economics from the University of Chicago, USA.

Enrique Seguel M., 68 years old, joined the Company in 2004, and has served as a Director on our Board since April 2004. Mr. Seguel has served as Chief Executive Officer of Inmobilaria y Constructora Germania S.A., a property development company, since 1996 and as President of Asesorias e Inversiones ECAD S.A. an investment consulting firm, since 1996. Mr. Seguel is a Director of Rhein (Chile) S.A. He has also served as Minister of Finance of Chile, President of the Central Bank of Chile, Director of Entel S.A., Director of Delta S.A. and Director of Invertec S.A. Mr. Seguel holds a business degree from the Catholic University of Chile and an MBA from ESADE business school in Spain. He also is a retired General of the Army of Chile.

Antonio Tuset J., 63 years old, has served as a Director on our Board since June 2005. Mr. Tuset is a board member of several companies including Banmédica S.A., Isapre Banmédica S.A., Cristalerías de Chile S.A., Aeropuerto Internacional de Santiago S.A., Sociedad Concesionaria and Tricolor S.A. He has served as Advisor to the Chairman of Agrosuper Ltda., CEO of Celulosa Arauco y Constitución S.A., CEO of Forestal Arauco Ltda., Forestal Celco Ltda., Forestal Pedro de Valdivia Ltda., Director of Compañía Cervecerías Unidas S.A., Director of Viña Santa Carolina S.A., Director of Alimentos Watt’s S.A., Director of Pesquera Guanaye S.A., Assistant General Manager of the Corporación de Fomento de la Producción and General Manager of Industria Procesadora de Acero S.A. Mr. Tuset holds a business degree and is a certified accountant from the University of Chile and holds a diploma in philosophy from the Universidad de Los Andes.

Board Committees

Directors Committee. Under the Chilean Stock Companies Act, all public companies must have a comité de directores, or directors committee, which is responsible for:

•
examining and commenting on the financial statements and external auditor’s report that is delivered to the Company prior to the final presentation of such financial information at the annual shareholders’ meeting;

•	recommending the external auditors and rating agencies that will be presented for approval at the annual shareholders’ meeting;

•
evaluating and reporting to the Board of Directors on transactions with related parties pursuant to Article 89 of the Chilean Stock Companies Act as well as transactions in which a director, manager or executive officer of the Company has an interest as required by Article 44 of the Chilean Stock Companies Act; and

•	advising on the compensation of the Company’s senior management.

Masisa’s directors’ committee is composed of three director members and was created in April 2001. The current members of the committee are Enrique Seguel (Chairman), Juan Carlos Méndez and Antonio Tuset.

Audit Committee. Our board of directors has established an audit committee which currently consists of Antonio Tuset (Chairman), Enrique Seguel, Ronald Jean Degen and Patrick Nielson. Our board of directors has determined that all of the voting members of our audit committee meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Exchange Act, and that the requirements under Rule 10A-3(b)(1)(iv)(D) for Masisa's audit committee to include as members two non-voting representatives of the controlling shareholders are met. Our audit committee is responsible for, among other things:

•	assuring the integrity of financial statements;

•	reviewing accounting policies;

•	monitoring legal and regulatory compliance by the Company;

•	discussing audited financial reports with the external auditors;

•	proposing external auditors to the board of directors;

•	reviewing and discussing with the external auditors the Company’s internal controls; and

•	evaluating potential claims and litigation as well as strategies for managing such risks.

Compensation Committee: The Compensation Committee currently consists of Enrique Seguel (Chairman), Antonio Tuset, Ronald Jean Degen and Patrick Nielson. The main functions of this committee are:

•	To review and approve corporate objectives in reference to remuneration and compensation of the Chief Executive Officer of Masisa., including by determining clear economic objectives for the Company.

•
To evaluate the performance of the Chief Executive Officer according to the objectives defined and, based on such evaluation, to make proposals to the Board regarding the compensation of the Chief Executive Officer.

•
To review the level of remuneration of each second line executive (division managers and the corporate management line), together with the compensation structure, the criteria for the payment of variable incentives, the benefits related to the position and other strategies for the retention of key personnel.

•	To determine the most appropriate way to motivate the Company’s executives and provide incentives for them to use their talents and experience for the benefit of the organization.

Disclosure Committee: The Disclosure Committee currently consists of the Enrique Cibie (CEO), Patricio Reyes (General Counsel), Eugenio Arteaga (CFO), Rodrigo Saldivia (Chief Accounting Officer) and Luís Zuniga (Internal Audit). The main functions of this committee are:

•	To review the financial statements

•	To review important events filings and other communications to the Chilean Superintendence of Securities and Insurance (SVS)

•	To assure the timely disclosure and treatment of material information

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Enrique Cibié Bluth	Chief Executive Officer	53
Jaime Valenzuela Fernández	Chief Wood Board Business Unit Officer	54
Alejandro Espinosa Carey	Chief Retail Business Unit Officer and Word Board Business Unit Commercial Manager	51
Tomás Morales Jaureguiberry	Chief Solid Wood Business Unit Officer	37
Jorge Correa Drubi	Chief Forestry Business Unit Officer	58
Eugenio Arteaga Infante	Chief Financial Officer	41
María Emilia Correa Pérez	Chief Sustainable Development Officer	49
Matías Mackenna García-Huidobro	Chief Business Development Officer	33
Patricio Reyes Urrutia	General Counsel and Secretary of the Board of Directors	39
Leo Schlesinger Grandi	Chief Human Capital Officer	36
Ignacio González Guzmán	Chief Communications and Brand Officer	41
Rosangela Mac Cord Faria	Chief Corporate Governance Officer	49
Luis Zúñiga Medina	Chief Auditing Officer	44

Enrique Cibié B., 53 years old, joined Masisa in September 2005 and has served as Chief Executive Officer of Masisa since then. Prior to joining Masisa, he was Chief Executive Officer of Farmacias Ahumada S.A. from 2001 to 2005 leading its internationalization process within Latin America. He is currently Chairman of the Board of Boticas FASA and Terramater S.A. and is on the Board of Directors of Interamericana Compañía de Seguros de Vida S.A., Fundación Alter Ego, Empresas San Cristóbal and Colegio Mariano de Schoenstatt. Mr. Cibié holds an MBA from Stanford University and a Business degree from Catholic University of Chile.

Jaime Valenzuela F., 54 years old, joined Masisa in 1981 and currently serves as the Chief Wood Board Business Unit Officer. He has previously has served as General Manager for South America, General Manager of Masisa Argentina and Chief Financial Officer of Masisa S.A. Prior to joining Masisa, Mr. Valenzuela was Chief Financial Officer of Mapal S.A. He holds a Business, Accounting and Statistics degree from the Universidad de Chile and a Masters degree from the Advanced Management Program at the Wharton School of the University of Pennsylvania.

Alejandro Espinosa C., 51 years old, joined Masisa in January of 2006 as Chief Operating Officer for the Retail Division. Before joining Masisa, he spent 25 years with Royal Dutch Shell Group in the following areas: Global Retail Organization at Shell International; Portfolio Projects Manager at Shell Oil Products Latin America; Vice President of Retail, Vice President of Central America and General Manager of Guatemala with Shell Caribbean & Central America; and various jobs including Marketing & Sales Director with Shell Chile. Mr. Espinosa holds a degree in Electrical Engineering from the Universidad de Chile and a postgraduate degree in Business Administration from the Universidad Adolfo Ibáñez.

Tomas Morales J., 37 years old, has served as the Chief Solid Wood Business Unit Officer of Masisa since November 2005. Prior to his current position, he was the Corporate Development Officer of Masisa from 2003-2004. Prior to joining Masisa, Mr. Morales served as a Senior Consultant for Risk Capital Management, Inc., in New York from 2002 to 2003. He attended graduate school from 2000 to 2002. Mr. Morales holds a degree in Forestry Engineering from Universidad Austral de Chile and an MBA from Harvard Business School.

Jorge Correa D., 58 years old, joined Masisa in 1997 and has served as Chief Officer of our Forestry Business Unit since January 2005. Mr. Correa has also served as Chief Executive Officer of Forestal Tornagaleones and Forestal Argentina, forestry subsidiaries of Masisa, since joining the Company in 1997. He divides his time approximately equally among his responsibilities at Forestal Tornagaleones, Forrestal Argentina and as Chief Officer of our Forestry Division. Mr. Correa also works as a part-time Professor of Forestry Engineering at the University of Chile and at Mayor University. Mr. Correa holds degree in Forestry Engineering from the University of Chile.

Eugenio Arteaga Infante, 41 years old, joined Masisa in September 2006, and has served as Chief Financial Officer since then. Between 1998 and 2002, Mr. Arteaga held the position of Chief Financial Officer of Emel S.A., a subsidiary of Pennsylvania Power & Light (PPL) Corporation, and later became the Chief Financial Director (CFO) of PPL Global for Latin America, with responsibility for the areas of Accounting, Comptrolling, Taxes, Management Control and Finances for PPL’s assets in the region. In addition, Mr. Arteaga held the position of Treasurer of PPL Global in Latin America. Mr. Arteaga holds an accounting and business administration degree from the Catholic University of Chile. Additionally, he holds an MBA degree from the same university.

Maria Emilia Correa, 49 years old, joined Grupo Nueva in 2000, and has served as Vice-President, Social and Environmental Responsibility, since then. Additionally, Ms. Correa has served as Chief Social and Environmental Officer for Masisa since July 2004. Ms. Correa served as Executive Director of Colombian BCSD from 1995 to 2000. Ms. Correa holds a law degree from the Universidad de los Andes of Bogota in Colombia and a Masters degree in sociology from the New School for Social Research, New York, USA.

Matías Mackenna, G.H., 33 years old, joined Masisa in 2003 and has served as Corporate Development Officer since October 2004. Prior to his current position, he was Vice President of Planning and Management Control. Prior to joining Masisa, Mr. Mackenna served in different positions in the planning area of the Angelini Group. Mr. Mackenna holds a degree in Industrial Engineering from the Pontificia Universidad Católica de Chile and a Masters in Business Administration from Babson College.

Patricio Reyes U., 39 years old, joined Masisa in 1999, and has served as General Counsel since 2002. He also serves as a Director of IITSA, Oxinova S.A. and Forestal Tornagaleones S.A. Prior to joining Masisa, Mr. Reyes worked as associate attorney for Estudio Arturo Alessandri, a Chilean law firm. Mr. Reyes holds a law degree and a Masters degree in corporate law from the Catholic University of Chile. He is a practicing lawyer in Chile as designated by the Supreme Court of Chile and is a member of the Chilean College of Lawyers.

Leo Schlesinger, 36 years old, joined Masisa in January of 2005 and has served as Chief Human Resources Officer since then. Prior to joining Masisa, from 2001 to 2004, Mr. Schlesinger was Vice President of HHRR for Cigna in the United States and the United Kingdom. From 1999 to 2001 Mr. Schlesinger was Vice President of HHRR of Citibank’s UK Consumer Businesses and Europe International Personal Bank. He was also previously Assistant Vice President of HHRR Compensation and Benefits and International Management Associate with Citibank. Mr. Schlesinger has a degree in psychology from Universidad Gabriela Mistral and an MBA from the London Business School.

Ignacio González, 41 years old, joined Masisa in 1993 and currently serves as Chief Communications and Brand Officer. He previously served as the Marketing Manager in Argentina. Prior to joining Masisa, he worked for Banco de Chile. Mr. González holds a degree in Business Administration from the Universidad de Chile and a Masters in Marketing from Universidad de San Andrés in Buenos Aires.

Rosangela Mac Cord Faria, 49 years old, joined Masisa in December 2006 as Corporate Governance Manager. Prior to joining Masisa, from 2003 to 2006, Ms. Faria was Chief Risk Officer of GrupoNueva, and previously she spent 21 years with ExxonMobil Corporation in various areas in Latin America, such as LA Shared Services Center, LA Lubricants Business Control, Audit, Controller, Tax, Financial Reporting, Special Projects, in different business segments as Chemicals, Lubricants, Distribution, Aviation and Corporate Management, in positions as Director, Corporate Manager and Advisor. She holds a MBA from FGV-Fundação Getulio Vargas and an Accounting & Administration degree in Brazil.

Luis Zúñiga Medina, 44 years old, joined Masisa in October 2007 and currently serves as the Corporate Auditing Officer.He previously served as Corporate Internal Auditing Officer at Farmacias Ahumada S.A. (2003-2006) and as Corporate Internal Auditing Officer at Embotelladora Andina S.A. (1998-2003). Mr. Zúñiga holds a business administration, masters and MBA degrees from the University of Santiago, Chile.

Director and Executive Officer Compensation

For the period ended December 31, 2006, the aggregate amount of compensation we paid to our directors and executive officers was US$5.96 million. Members of our Board of Directors received per diem fees for attendance at meetings of the Directors’ Committee meetings, as applicable. In 2006, we paid annual attendance fees of US$60,000 to our directors, US$120,000 to our Vice-President of the Board of Directors and US180,000 to our Chairman. At our recent ordinary shareholders meeting held on April 20, 2007, our shareholders agreed to establish the annual compensation for members of our Board of Directors for 2007. Under this recent compensation plan, we will pay annual attendance fees of US$60,000 to our directors, US$120,000 to our Vice-President of the Board of Directors and US180,000 to our Chairman. Additionally, our directors will be eligible to receive a variable compensation of 1.5% of our annual consolidated net income with the Chairman and Vice-President of the board receiving five times and two times, respectively, the amount received by the other directors. At an extraordinary shareholders’ meeting held on June 6, 2005, we adopted a profit sharing plan for our directors that was in place for 2005 and 2006. Under this plan, our directors were eligible to receive 1.5% of our annual consolidated net income, with the Chairman and Vice-President of the board receiving five times and two times, respectively, the amount received by the other directors and with a maximum of US$40,000 for directors, US$80,000 for the Vice-President and US$200,000 for the Chairman. Neither we nor our subsidiaries maintain any pension or retirement programs for our or their directors or executive officers, respectively. Amounts under our profit sharing plan will only be paid after our audited consolidated and individual financial statements for the year ended December 31, 2007 have been sent to the Superintendency of Securities and Insurance.

The table below shows the compensation paid to directors in 2006 for attendance fees, and these are expressed in U.S. dollars for the year ended December 31, 2006:

(in US$)	Attendance Fee	Profit Sharing	Directors’ Committee Attendance Fee	Audit Committee Attendance Fee	Compensation Committee Attendance Fee
Director	2006	2006	2006	2006	2006*
Julio Moura	180,000	143,642.95	-	-	-
Ronald Jean Degen	120,000	57,457.18	-	3,600	400
Patrick Nielson	60,000	28,728.59	-	3,600	400
Juan Carlos Méndez	60,000	28,728.59	4,800	-	-
Jorge Carey Tagle	60,000	28,728.59	-	-	-
Enrique Seguel Morel	60,000	28,728.59	8,400	3,600	400
Antonio Tuset Jorratt	60,000	28,728.59	4,800	7,200	400
Michel Stuart-Smith	-	-	-	-	-
Ignacio García Reyes	-	-	-	-	-
René Reyes Schifferli	-	-	-	-	-
Carlos Marín Olalla	-	-	-	-	-
Total	600,000	344,743.08	18,000	18,000	1,600

* 2006 accrued annual payment payable in 2007

On July 3, 2006, we informed the Superintendency of Securities and Insurance of an adjustment to our audited financial statements for the year ended December 31, 2005, which lowered our accumulated income by US$1.9 million. As a result of this adjustment, the directors had to return US$29,000 in aggregate, of their profit sharing payment.

We paid our executive officers an aggregate amount of compensation of US$5.36 million and severance payments of US$0.24 million during the period ended December 31, 2006. Our directors and officers who worked as directors and managers of our affiliates no not receive any compensation for holding such office or offices.

We have a short-term incentive program (an annual bonus) for our executive officers and other employees selected by management. Our short-term incentive plan is structured to reward individual performance as well economic value added by employees over time. The main components of this program are our financial results and the achievement of objective and personal performance goals established and evaluated each year under our performance evaluation system. We do not have incentive programs like payment in shares or Company share purchase options.

Share Ownership

None of our officers or directors beneficially owned any of our shares as of June 15, 2007, except for Mr. Enrique Cibié Bluth (CEO), who owned 2,455,191 shares.

The Company has no stock option plan for its directors, executive officers or employees.

Employees

As of December 31, 2006, we had 5,239 employees, including employees of all our Chilean, Brazilian, Venezuelan, Argentinean, Mexican, U.S., Colombian, Peruvian and Ecuadorian subsidiaries. The following table sets forth the number of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2006:

EMPLOYEES BY JOB-CATEGORY(1) AND LOCATION

	Executives				Professionals				Workers				Consolidated

December 31,	2003	2004	2005	2006	2003	2004	2005	2006	2003	2004	2005	2006	2003	2004	2005	2006
Chile(2)	82	51	65	76	403	396	446	493	1417	2,026	2,250	2,291	1,902	2,473	2,761	2,860
Brazil	12	8	8	42	99	89	89	168	733	820	886	898	844	917	983	1,108
Venezuela	16	15	14	21	171	114	114	128	191	234	255	285	378	363	383	434
United States	7	2	3	3	14	23	53	22	50	62	35	39	71	87	91	64
Mexico	11	9	8	4	53	73	76	84	125	112	111	127	189	194	195	215
Colombia	5	1	2	3	6	7	8	3	6	1	1	4	17	9	11	10
Costa Rica	1	0	0	0	3	0	0	0	1	0	0	0	5	0	0	0
Argentina(3)	9	11	12	14	45	46	47	74	142	290	289	448	196	347	348	536
Peru/Ecuador	1	1	1	3	5	5	5	9	0	0	4	0	6	6	10	12
Total	144	98	113	166	799	753	838	981	2,665	3,545	3,831	4,092	3,608	4,396	4,782	5,239

(1) Executives include the CEO, Chief Managers, Deputy Chief Managers and Plant Head Managers. Professionals include Middle Managers, Supervisors and professionals in positions without supervision. Workers include all employees other than executives and professionals.

(2) Includes Forestal Tornagaleones and Masisa Partes y Piezas.

(3) Includes Forestal Argentina.

Chile. As of December 31, 2006, we had 2,860 permanent employees in Chile. Approximately 67% of our Chilean employees are represented by ten labor unions.

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

During 2006, we negotiated collective bargaining agreements with one union and did not experience any work stoppages in Chile. The agreements are for 48-month terms and will expire during 2010. We believe we have good relationships with the labor unions. We have no reason to believe that future collective bargaining processes will not follow past practice and we do not anticipate any work stoppages at any of our facilities. Compensation for unionized personnel and employees is established in accordance with the relevant collective bargaining agreements. Pursuant to these agreements, employees receive a salary according to a scale that is based upon job function, performance and seniority. Unionized employees also receive certain benefits provided for by law and certain benefits that vary depending upon the terms of their collective bargaining agreement.

All employees who are dismissed for reasons other than misconduct are entitled by law to severance pay. Non-unionized permanent employees are entitled to a basic payment of one month’s salary (with a maximum of UF90, equivalent to US$3.088 as of December 31, 2006) for each year or fraction thereof worked, provided that the fraction is at least six months. This severance payment is limited to a total payment of no more than 11 months’ salary for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limitation.

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

Brazil. As of December 31, 2006, we had 1,108 permanent employees in Brazil. Approximately 4.6% of our Brazilian employees are represented by labor unions.

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

Venezuela. As of December 31, 2006, we had 434 permanent employees in Venezuela.

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

Argentina. As of December 31, 2006, we had 536 permanent employees in Argentina.

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

Mexico. As of December 31, 2006, we had 215 permanent employees in Mexico. Approximately 35% of our Mexican employees are unionized and are all represented by one labor union.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

Except as otherwise noted, the following table sets forth information concerning the beneficial ownership of our shares as of May 31, 2007, for the following each person or entity who is known by us to own beneficially more than 1% of our outstanding shares. None of our officers or directors beneficially owned any of our shares as of June 15, 2006, except for Mr. Enrique Cibié Bluth (CEO), who owned 2,455,191 shares.

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

Our only outstanding voting securities are shares of our common stock without nominal (par) value. As of May 31, 2007, there were 5,667,750,881shares (excluding treasury shares), with no nominal (par) value, of Masisa issued and outstanding. Six record holders resident in the United States held 280,437,082 shares as of May 31, 2007.

		Shares Owned
Shareholder	Total Beneficial Ownership	Percentage of Outstanding Shares
GRUPO NUEVA S.A.	1,762,466,482	31.1%
INVERSIONES FORESTALES LOS ANDES S.A.	1,258,801,116	22.2%
AFP PROVIDA S.A.	409,688,896	7.2%
AFP HABITAT S.A.	381,889,607	6.7%
THE BANK OF NEW YORK	280,437,082	4.9%
AFP CUPRUM S.A.	272,429,841	4.8%
CITIBANK CHILE CTA. DE TERCEROS CAP. XIV RES	265,933,952	4.7%
AFP SANTA MARIA S.A	169,684,104	3.0%
AFP BANSANDER S.A.	138,446,354	2.4%
ULTRA FONDO DE INVERSIÓN	37,983,486	0.7%
OTROS	689,989,961	12.2%

* Grupo Nueva S.A. owns 99.9% of the outstanding share capital of Inversiones Forestales Los Andes S.A.

As of May 31, 2007, Grupo Nueva, Masisa's largest shareholder, directly and indirectly owns 53.3% of Masisa's common stock. Nueva Holding Inc. ("Nueva Holding"), a foreign corporation, owns 100% of Grupo Nueva's shares through a chain of successive companies. Nueva Holding is a wholly owned subsidiary of Inversiones VIVA Finance S.A., BVI ("VIVA Finance"). The final and irrevocable owner of 100% of Nueva Holding's shares, through ownership of 100% of the outstanding shares of VIVA Finance, is the Bamont Trust Company Limited ("Bamont"), which acts as trustee (the "Trustee") representing the interests of the VIVA Trust (the "VIVA Trust"), an irrevocable trust established for the benefit of certain charities and charitable purposes under the laws of the Commonwealth of The Bahamas. Bamont acquired all of the outstanding Nueva Holding stock as a result of an irrevocable donation by its former owner and Swiss entrepreneur Stephan Schmidheiny (the “Settlor”) on April 3, 2003.

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

Pursuant to the terms of the VIVA Trust, the members of the Advisory Committee and the Trustee may be appointed and removed, subject to applicable law, by the Protector of the VIVA Trust (the "Protector"). The current protector of the VIVA Trust is Roberto Artavia Loria. In addition, the Protector casts the deciding vote on any matter voted on by the Advisory Committee in the event of an even cast of votes by its members. The Settlor had the power to appoint and remove the Protector, subject to applicable law, but on May 21, 2007 the Settlor transferred this power to his son, Alex Max Schmidheiny. Neither the Settlor nor Alex Max Schmidheiny currently has, and neither can have at any future time, an economic interest in the property held in trust by the VIVA Trust. Roberto Artavia, as Protector, and Alex Max Schmidheiny, as the person with the power to appoint and remove the Protector, may be considered directly, or indirectly, to have, or to share, the power to direct the voting or disposition of the Masisa shares held by Grupo Nueva and Inversiones Forestales Los Andes, S.A.

For information regarding limitations on certain share purchases see “Item 10. Additional Information—Memorandum and Articles of Association.”

Related Party Transactions

In the ordinary course of our business, we engage in a variety of transactions with certain affiliates and related parties. [*]. Article 89 of the Chilean Corporations Law requires our transactions with related parties be on a market basis or on similar terms to those customarily prevailing in the market. Article 89 requires us to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be previously approved by the board of directors, which will do so only when it has been informed of such director’s interest and the terms of such transaction are similar to those prevailing in the market. If the proposed transaction involves amounts considered to be material, the board must, in order to approve the transaction, previously determine that such transaction is made on market terms. If it is not possible to reach such a judgment, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request that the board call a shareholders meeting to resolve the matter, with the agreement of two-thirds of the issued voting shares. For purposes of this regulation, the law deems the amount of a proposed transaction to be material if

•	it exceeds 1% of the company’s paid-in capital and reserves, provided that it also exceeds 2,000 UF or

•	it exceeds 20,000 UF.

All resolutions approving such transactions must be reported to the Company’s shareholders at the next annual shareholders meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation. We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties and affirm that we will continue to comply with such requirements. [*].

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

Accounts receivable from related companies are commercial accounts and loans granted to subsidiaries to carry out their activities. These accounts receivable in some cases accrue interest at the 180-day London Interbank Offering Rate (“LIBOR”) plus a spread ranging from 1.7% to 2.2%. Maturities of these loans are subject to cash availability of our subsidiaries, while commercial accounts have normal collection terms. [*].

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

Item 8. Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements”

Export Sales

For a discussion of the Company’s export sales, see “Item 4. Information on the Company—Wood Product Sales” and “Item 5. Operating and Financial Review and Prospects—Results of Operations.”

Legal and Arbitration Proceedings

Chilean law protects the rights of indigenous people. Since 1992, disputes have arisen among Chile’s indigenous communities and the forestry industry. We are currently named in three land disputes with communities claiming rights to ancestral land or tenure rights based on titles granted by decree at the beginning of the 19th Century. These disputes could imply partial or total overlap with our legal titles to the land involved in such disputes. The total amount of land as to which our title is disputed is 1,706 hectares or 1.4% of our total land. During 2000, 2001 and 2002 we were in negotiations with several communities and their representatives in order to resolve and avoid possible conflicts. On November 9, 2001, Forestal Millalemu (a subsidiary of ours which was merged into us in 2003) signed an agreement with three indigenous communities in connection with disputes regarding our Santa Elisa and Porthue properties. With this agreement we resolved our conflicts with these three native communities and agreed to use labor from the indigenous communities in the next harvest season with respect to approximately 200 hectares of the disputed lands. After the initial harvest, we also granted the three indigenous communities the right to use 5,000 square meters of land in the Santa Elisa and Porthue properties for their own use for two years. These agreements allowed us to further solve our conflicts with certain indigenous communities and continue our cooperation with them in order to achieve resolution of our disputes. On April 24, 2005, we sold 363.3 hectares near Purén in Chile’s Region IX to Corporación Nacional de Desarrollo Indigena (National Corporation for indigenous Development) for a total purchase price of Ch$382,967,235. The sale of this property settled the claim to title over such land by the Mapuche community. [*].

By way of Resolution No. 203, the Servicio de Impuestos Internos (the “Chilean Internal Revenue Service” or “SII”) notified us not to proceed for corporate income tax purposes with the recognition in Chile of the results of some of our foreign affiliates. According to the information available to us, Resolution No. 203 would affect US$30.4 million of deferred taxes, recoverable taxes and tax losses already recognized or utilized. We have disputed Resolution No. 203 in accordance with the reclamation procedure established in Articles 123 et seq. of the Tax Code. Based on the information available to us, the opinion of our legal advisors and the administrative jurisprudence of the SII in connection with Resolution No. 203, we have estimated as remote the probability that the final decision would be unfavorable to us and that it would have any effect on the US$39.2 million related to deferred taxes, recoverable taxes and tax losses already recognized or utilized.

In connection with the matters addressed by Resolution No. 203, during 2005 the SII sent to us a tax deficiency assessment (the “Liquidación No. 126”). According to the Liquidación No. 126, we should have not recognized the result of some of our foreign affiliates in the tax year 2002 and we should amend our loss carry-forward for the same tax year. The consequences for us of the Liquidación No. 126 are already considered in the effects of Resolution No. 203, because the deficiencies described in the Liquidación No. 126 were already part of Resolution No. 203. In addition, during September 2006, the IRS notified to us concerning Resolution No. 169 and tax deficiency assessments (the “Liquidaciones Nos. 225, 226 and 227”) regarding the same tax issues addressed by Resolution No. 203, but for the tax years 2003, 2004 and 2005. In addition, in the Liquidaciones Nos. 225, 226 and 227, the IRS challenged the deduction of certain tax charges taken by us. The consequences for us of the Resolution No. 169 and the Liquidaciones Nos. 225, 226 and 227 are, in part, considered in the effects of Resolution No. 203, because the deficiencies described in the Liquidación No. 126 were already part of Resolution No. 203. According to the information available to us, the Resolution No. 169 and the Liquidaciones No. 225, 226 and 227 would have an incremental effect, beyond the consequences of Resolution No. 203, of US$ 97.01 million. We have disputed the Liquidación No. 126, the Resolution No. 169 and the Liquidaciones Nos. 225, 226 and 227 in accordance with the procedure established in Articles 123 et. seq. of the Tax Code. Based on the information available to us, the opinion of our legal advisors and the administrative jurisprudence of the SII in connection with the Tax Assessment, we have estimated as remote the probability that the final decision would be unfavorable to us.

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

Dividend Policy

As required by the Chilean Corporations Law, unless otherwise approved by unanimous vote of holders of our Common Stock, we must distribute a cash dividend in an amount equal to at least 30% of the Company’s consolidated net income for each year (on a Chilean GAAP basis), unless and except to the extent we have a deficit in retained earnings for that year.

Dividends are paid to shareholders of record on the fifth Chilean business day preceding the date set for payment of the dividend.  The holders of the ADRs on the applicable record dates for the ADSs are entitled to participate fully in all dividends declared after their acquisitions of the ADSs, subject to payment of the applicable taxes.  For additional information, see “Item 10.  Additional Information—Taxation”. Dividends are not price level adjusted between the end of the preceding year and the date of the declaration of the final dividend.

Finally, the Board of Directors must determine the Company’s dividend policy and announce it at the annual shareholders’ meeting.  Shareholder approval of the dividend policy is not required. At Masisa’s Annual General Shareholders meeting for fiscal year 2006, the shareholders approved a dividend equal to approximately 47% of the Company’s 2005 net income, and at Masisa's Annual General Shareholders meeting for fiscal year 2005, the Company’s shareholders approved a dividend equal to approximately 38% of the Company’s 2004 net income.

Significant Changes

There have been no significant changes since the date of Masisa’s most recent financial statements.

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

	Share Prices on the Santiago Stock Exchange		ADS Prices on the NYSE(2)
	Ch$ per Share(1)		US$ per ADS
	High	Low	High	Low
2002	79.20	50.99	—	—
2003	78.11	62.92	—	—
2004	156.00	64.01	—	—
2005	155.20	93.00	13.35	9.12
2006	113.50	79.50	10.88	7.20
2005
1st Quarter	155.20	132.40	—	—
2nd Quarter	150.00	123.99	—	—
3rd Quarter	150.00	124.00	13.35	11.48
4th Quarter	138.00	93.00	13.19	9.12
2006
1st Quarter	113.50	96.50	10.88	9.05
2nd Quarter	101.50	79.50	9.80	7.20
3rd Quarter	92.99	79.51	8.60	7.42
4th Quarter	110.50	89.10	10.60	8.30
2007
1st Quarter	138.50	102.00	12.76	9.52
2006
December	110.50	103.00	10.60	9.70
2007
January	127.01	102.00	11.80	9.52
February	138.50	120.25	12.76	11.05
March	128.76	120.00	11.94	11.20
April	137.13	122.00	12.91	11.33
May	144.92	130.01	13.52	12.31

(1)	Chilean pesos per share reflect nominal price at trade date per share of Common Stock; the price has not been restated in constant Chilean pesos.

(2)	We listed our ADSs on the New York Stock Exchange on August 5, 2005. Before that date we did not have any ADSs issued and outstanding.

Sources: Santiago Stock Exchange Official Quotations Bulletin; NYSE.

Markets

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange, had a market capitalization of approximately US$174.5 billion as of December 31, 2006 and an average monthly trading volume of approximately US$2.4 billion for 2006 The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 44 shareholders. As of December 31, 2006, 265 share series were listed on the Santiago Stock Exchange. The Santiago Stock Exchange accounts for approximately 85.95% of all amounts traded in Chile.

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

The three main share price indices for the Santiago Stock Exchange are the General Share Price Index (the “IGPA”), the IPSA and the Inter-10. The IGPA is calculated using the prices of 154 issues and is broken into five main sectors (although there are 15 sectors in total): banks and finance, farming and forest products, mining, industrials and miscellaneous. The IPSA is a major company index, currently including the Exchange’s 40 most active stocks. Shares included in the IPSA are weighted according to the value of shares traded and account for more than 80% of the entire market capitalization. The Inter-10 corresponds to the quarterly 10 most active Chilean ADRs. Masisa’s stock is included in both the IGPA and the IPSA. In addition, there are two main share price indices for the Electronic Stock Exchange, the Global Index and the ADRIAN. The Global Index is composed of the 42 shares most representative of the Chilean economy and is integrated by four industrial sectors: electricity, services, industry and natural resources. The ADRIAN incorporates all the Chilean ADRs.

In addition to the Santiago Stock Exchange, the Chilean securities market includes two additional exchanges: The Chilean Electronic Stock Exchange, an electronic trading market which was created by banks and non-member brokerage houses; and the Valparaíso Stock Exchange. As of December 31, 2006, approximately 13.40% of equity trading was conducted on the Chilean Electronic Stock Exchange, and the remaining 0.65% of equity was traded on the Valparaíso Stock Exchange.

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

Shareholder rights can be amended through an agreement adopted in an Extraordinary Shareholders Meeting, which shall subsequently agree upon the corresponding amendment to the bylaws. However, there are certain provisions of Chilean law that cannot be waived by the shareholders, such as the legal formalities prescribed by the Chilean Corporations Law for the organization and validity of a corporation or for the amendment of its by-laws; provisions dealing with the protection of minority shareholders, including the minimum number of board members, the existence of a committee of directors, the list of matters that shareholders may decide upon in an ordinary and/or extraordinary shareholders meeting of the company, the quorum required for the approval of certain supermajority matters; and other public policy provisions, such as the rules for the liquidation of a company, tender offer rules and, generally, all securities market regulation.

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

Under Articles 12 and 54 and Title XV of the Securities Market Law, certain information regarding transactions in shares of publicly-held corporations must be reported to the SVS and the Chilean exchanges on which such shares are listed. Holders of shares of publicly-held corporations are required to report to the SVS and the Chilean exchanges:

•	any acquisition or sale of shares that results in the holder’s acquiring or disposing of 10% or more of the corporation’s capital; and

•
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

According to Chilean Corporations Law, a company can only execute transactions wherein one or more directors have a personal interest or is acting on behalf of a third party if the transaction is previously known to and approved by the Board, which will do so only when the terms of such transaction are similar to those prevailing in the market. Board agreements thereto must be informed in the next shareholders meeting. For this purpose, the law assumes that a director has an interest in any transaction in which:

•	he or she intervenes personally or through his or her spouse or relatives up to second degree (brothers or sisters, parents, grandparents, sons or daughters and grandsons or granddaughters);

•	through the companies or partnerships in which the director owns more than 10% of their capital;

•	through the companies or partnerships wherein any of the aforementioned persons is a director, or directly or indirectly own more than 10% of its capital;

•	if the director acts as attorney-in-fact of the company’s counterpart; or

•	if the director or his or her related parties act as counsel in connection with the transaction.

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

The quorum for a shareholders’ meeting is established by the presence, in person or by power of attorney, of shareholders representing at least the absolute majority of our issued voting shares. If a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. However, if a shareholders’ meeting is called for the purpose of:

•	considering a change of our organization, merger or division,

•	an amendment to the term of duration or early dissolution,

•	a change in our corporate domicile,

•	a decrease of our corporate capital,

•	approval of capital contributions in assets other than cash and their assessments,

•	modification of the authority reserved to shareholders meetings or limitations on the Board of Directors,

•	reduction in the number of members of our Board of Directors,

•	the disposition of 50% or more of our assets, whether or not that sale includes our liabilities or the proposal or amendment of any business plan involving the transfer of more than 50% of our assets,

•	the form of distributing corporate benefits,

•	the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of our assets, except with regard to our subsidiaries,

•	our purchase of our issued stock in accordance with articles 27A and 27B of Law No. 18,046,

•	the amendment of any formal defect in our incorporation, or any amendment of our bylaws that contains one or more of the above mentioned issues,

•
approving or rejecting a transaction involving a director of the Company who has a material interest in the transaction, where shareholders representing at least 5% of the Company’s voting stock have determined that such transaction is not in the best interest of the Company or where an independent evaluator’s report on the transaction differs materially from the terms of the transaction,

•
the approval of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation, or

•	other matters as may be set forth in our bylaws,

then the vote required at such meeting is a two-thirds majority of the issued common stock.

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

The resolutions that result in a shareholder’s right to withdraw are the following:

•	the transformation of Masisa into a different type of legal entity;

•	the merger of Masisa with or into another company;

•	the disposition of 50% or more of our assets, whether or not that sale includes our liabilities or the proposal or amendment of any business plan involving the transfer of more than 50% of our assets;

•	the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of our assets, except with regard to our subsidiaries;

•
the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the right to withdraw only accrues to the dissenting shareholder of the class or classes of shares adversely affected;

•	the amendment of our bylaws to correct any formal defect in our incorporation, or any amendment of our bylaws that grants a shareholder a right to withdraw;

•
the approval by our shareholders of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation; and

•	any other causes as may be established by Chilean law and our bylaws (our bylaws currently do not establish any instances).

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

Material Contracts

One of Masisa’s most important contracts is between Fibranova C.A. and Oxinova C.A. to supply the Fibranova plant in Venezuela with resin over a period of 15 years. The companies also have three other contracts in which Fibranova C.A. provides administration and financial services, human resources, and legal advice to Oxinova C.A.

The group in Venezuela has other important contracts with CVG y CVG Proforca. The most important one is the wood sale contract, which by means of the right to use forestry resources provides raw materials to the Venezuelan companies, thus allowing the normal development of industrial operations. Specifically, on January 12, 1989, our subsidiary in Venezuela, Corporación Forestal Imataca, C.A., entered into a lease agreement with the Republic of Venezuela (the “Venezuela Lease”), for the lease of a lot of 42,632.90 hectares in the Maturín District of Monagas State, Venezuela. The Venezuela Lease has a term of 50 years and may be extended for an additional 50 years. Under

Another Masisa’s relevant contract is that signed with Georgia Pacific Corp. in 1998 to supply the productive plants with chemical resins over a 20-year period. The contract lays down the quality standards and costs.

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

Taxation

Material United States federal income tax consequences

The following discussion is a description of the United States tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of Masisa shares or ADSs. This discussion:

•
does not purport to be a complete analysis of all the potential tax consequences that may be important to a holder of shares of Masisa common stock or ADSs, which we refer to as a “Holder” (as defined below) based on the Holder’s particular tax situation;

•
is based on the current provisions of the United States Internal Revenue Code of 1986, as amended, which we refer to as the “Internal Revenue Code,” the existing applicable United States federal income tax regulations promulgated or proposed under the Internal Revenue Code, which we refer to as the “Treasury Regulations,” judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect;

•	is applicable only to Holders who hold the Masisa common stock or ADSs as capital assets for U.S. federal income tax purposes;

•	does not describe all aspects of United States federal income taxation that may be relevant to Holders in light of their particular circumstances or to Holders subject to special rules, such as:

•	banks, thrifts, regulated investment companies and other financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	pension funds;

•	brokers, dealers and certain traders in securities or foreign currency and traders that elect to mark-to-market their securities;

•
persons holding the shares or ADSs as part of a position in a constructive sale transaction, a risk reduction transaction, hedging transaction, “straddle” or other integrated transaction for U.S. federal income tax purposes;

•	individuals subject to special rules as a result of the termination of their U.S. citizenship or residency;

•	Holders subject to the alternative minimum tax;

•	corporations that accumulate earnings in order to avoid U.S. federal income tax;

•	U.S. Holders that have a functional currency that is not the U.S. dollar; and

•	partnerships and other pass-through entities for U.S. federal income tax purposes that hold the shares or ADSs and investors holding interests in such partnerships or pass-through entities;

•
does not discuss any possible applicability of any United States state or local, non-U.S. taxes or any other United States federal tax other than the income tax, including but not limited to, the United States federal gift tax and estate tax; and

•	does not discuss any reporting requirements of or other consequences under the Treasury Regulations relating to certain tax shelter transactions.

We have not sought and will not seek any rulings from the Internal Revenue Service with respect to any matter discussed herein. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain a position contrary to any of the tax characterizations and tax consequences set forth below.

Holders are urged to consult with their own tax advisors concerning the U.S. federal, state and local and non-U.S. income and other tax consequences of the acquisition, ownership and disposition of Masisa shares or ADSs.

As used herein, the term “U.S. Holder” means a Holder that, for U.S. federal income tax purposes, is:

•	a citizen or individual resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if a court within the United States is able to exercise primary supervision over the trust’s administration, and one or more “United States persons,” as defined in section 7701(a)(30) of the Internal Revenue Code, have the authority to control all of the substantial decisions of that trust.

Notwithstanding the preceding sentence, certain electing trusts in existence on August 20, 1996 that were treated as United States persons prior to such date may also be treated as U.S. Holders.

If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a Holder of Masisa common stock or ADSs, then the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors regarding an investment in Masisa common stock or ADSs.

Holders are urged to consult their own tax advisors with respect to the application of the U.S. income tax laws to their particular situations, as well as any tax consequences arising under the laws pertaining to any other U.S. tax, the laws of any state, local or non-U.S. taxing jurisdiction and any applicable treaty.

U.S. Tax Consequences of Ownership of Masisa Shares or ADSs by U.S. Holders

In general, for United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the shares of Masisa common stock represented by the ADSs. Accordingly, deposits and withdrawals of shares of Masisa common stock in exchange for ADSs will not result in the realization of gain or loss for United States federal income tax purposes.

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

Taxation of Distributions. The gross amount of cash distributions or property distributions (other than certain distributions, if any, of Masisa shares or ADSs distributed pro rata to all of Masisa’s shareholders, including Holders of ADSs) with respect to Masisa shares or ADSs, to the extent paid out of current or accumulated earnings and profits of Masisa (as determined under U.S. federal income tax principles), including the net amount of the Chilean withholding tax withheld on the distribution (after taking into account the credit for Chilean corporate income tax (the “First Category Tax”)), will be included as a dividend in the gross income of a U.S. Holder of Masisa shares or ADSs as ordinary income when the dividends are received by the depositary or the Holder, as the case may be. To the extent, if any, that the amount of any distribution by Masisa exceeds its current or accumulated earnings and profits as determined under U.S. federal income tax principles, such distribution will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in its shares or ADSs and, thereafter, as capital gain. Since Masisa does not maintain calculations of its earnings and profits for U.S. federal income tax purposes, it is expected that a U.S. Holder generally will be required to treat distributions as taxable dividends.

Eligible dividends received by a non-corporate U.S. Holder in tax years beginning on or before December 31, 2010 in respect of shares of Masisa common stock or ADSs will generally be taxed at a special reduced rate, provided that certain requirements are met, including a requirement that the U.S. Holder hold the shares or ADSs, as applicable, for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Such distributions will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code.

Dividends paid in Chilean pesos will be included in the income of a U.S. Holder in a U.S. dollar amount, regardless of whether the payment is in fact converted into U.S. dollars, calculated by reference to the exchange rate in effect on the day they are received, in the case of ADSs, by the depositary or, in the case of shares of Masisa common stock, the Holder, as the case may be. A U.S. Holder may recognize foreign currency gain or loss, which would be treated as ordinary gain or loss, if the dividend is not converted into U.S. dollars on the date of receipt. U.S. Holders are urged to consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Chilean pesos received that are converted into U.S. dollars on a date subsequent to receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

The Chilean withholding tax (after taking into account the credit for the First Category Tax) will be treated as a foreign income tax that a U.S. Holder may elect to deduct in computing its income tax or, subject to certain complex limitations and conditions generally applicable to foreign tax credits under the Internal Revenue Code and to the discussion above regarding concerns expressed by the U.S. Treasury, to credit against its U.S. federal income tax liability. Dividends generally will constitute foreign source “passive income” or “general category income,” which may be relevant for purposes of determining a U.S. Holder’s foreign tax credit limitation. U.S. Holders are urged to consult their own advisors concerning the availability of, and limitations on, any such foreign tax credits in light of their particular circumstances.

Tax Treatment of Capital Gains or Losses. Upon the sale, exchange or other disposition of Masisa shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount of cash or the fair market value of property received for the shares or ADSs at the time of disposition (including any Chilean taxes withheld) and such U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in such shares or ADSs. Any such gains or losses generally will be capital gains or losses and will be long-term capital gains or losses if the U.S. Holder has held the shares or ADSs as capital assets for more than one year at the time of disposition. Long-term capital gains recognized by an individual U.S. Holder generally will be subject to a reduced rate of tax. The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company. The Company believes that it should not be considered a passive foreign investment company, or “PFIC,” for United States federal income tax purposes for 2007, and does not expect to be considered a PFIC in the foreseeable future. However, because PFIC status depends upon an annual determination of the composition of a company’s income and assets, including its proportionate share of the assets and income of corporations in which it owns a 25% or greater equity interest, there can be no assurance that Masisa would not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or share of Masisa common stock, then certain adverse consequences would apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply and additional tax form filing requirements. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal tax consequences if the Company were considered a PFIC.

U.S. Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments made within the United States to certain non-corporate U.S. Holders of stock or ADSs. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or other disposition of, shares of common stock or ADSs made within the United States to a Holder of shares or ADSs other than an “exempt recipient.” The term “exempt recipient” includes a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons.

A payor will generally be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States to a Holder of shares or ADSs other than an “exempt recipient” if such Holder (i) fails to furnish its correct taxpayer identification number and certain other information, certified under penalty of perjury, in the manner required, (ii) fails to certify that the Holder is eligible for an exemption to backup withholding or (iii) otherwise fails to comply with the backup withholding tax requirements. The current backup withholding tax rate is 28 percent. Amounts withheld as backup withholding are allowable as a refund or a credit against the Holder’s U.S. federal income tax upon furnishing certain required information on a timely basis to the Internal Revenue Service.

Material Chilean tax consequences

The following discussion is a description of the Chilean tax consequences of the ownership of Masisa shares or ADSs to a holder who is not domiciled in or resident of Chile or a legal entity that is not organized under Chilean law and does not have a permanent establishment in Chile (a “Foreign Holder”).

For purposes of Chilean tax law, an individual is a resident of Chile if he has resided in Chile either

•	more than six months in one calendar year; or

•	a total of more than six months, in two consecutive tax years.

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

•
is based upon the tax laws of Chile as in effect on the date of this annual report, including applicable regulations and rulings, and including ruling No. 324 of January 29, 1990 of the Chilean tax administration; and

•
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

Taxable income	US $ 100
First Category Tax (17% of US$100)	(17)
Net proceeds available	83
Dividend payment	83
Withholding Tax (35% of the sum of the dividend (US$83) and the available First Category Tax credit (US$17)	(35)
First Category Tax credit	17
Net dividend received	65

Payable Withholding Tax	US $ (18)

The tax character of the dividend (taxable or exempt from Withholding Tax) and the amount of any First Category Tax credit will be determined in accordance with the dividend imputation rules contained in Chile’s income tax law. Such rules generally provide that dividends are imputed first to the company’s oldest profits subject to Withholding Tax, then to any profits exempt from Withholding Tax, and finally to any book-profits in excess of taxable and exempt profits. Masisa did not have retained taxable profits as of December 31, 2006. As a result, while Masisa’s current retained-taxable-profits position is sustained, dividends subject to Withholding Tax will not carry any First Category Tax credit.

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

Gain recognized on a sale or exchange of common stock (as distinguished from a sale or exchange of ADSs representing such common stock) held by Foreign Holders will be subject to Chilean income taxes at an effective rate of 35% if either:

•	the Foreign Holder has held the common stock for less than one year, counted from the date of acquisition of such common stock or since exchanging the ADSs for such common stock,

•	the Foreign Holder acquired and disposed of the common stock in the ordinary course of its business or as a regular trader of shares, or

•	the sale is made to a related entity.

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

Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers, and accordingly we file or furnish reports, information statements and other information with the U.S. Securities and Exchange Commission (the “SEC”). These reports and other information filed by us can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public reference room of the U.S. Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the U.S. Securities and Exchange Commission’s Regional Offices located at 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. These reports and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

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

This item will be filed at a later date pursuant to Rule 12b-25 of the Exchange Act.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Default, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

This item will be filed at a later date pursuant to Rule 12b-25 of the Exchange Act.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees. Fees paid to PricewaterhouseCoopers for the audit of the annual consolidated financial statements included in our Annual Report on Form 20-F for the years ended 2006 and 2005 were US$1,012,858 and US$1,234,941, respectively.

Audit-Related Fees. Fees paid to PricewaterhouseCoopers for audit-related services, including consultations regarding the Sarbanes-Oxley Act and other items, were US$294,767 and US$149,013, respectively, for the years ended 2006 and 2005.

Tax Fees. Fees paid to PricewaterhouseCoopers associated with tax compliance and tax consultation were US$24,030 and US$159,201, respectively, for the years ended 2006 and 2005.

All Other Fees. Fees paid to other audit firms for other services, including services related to our Sustainability Report and other items, were US$70,711 and US$90,330, respectively, for the years ended 2006 and 2005.

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

To our knowledge, the following purchases of our equity securities were carried out during 2006 by Grupo Nueva S.A. and its subsidiary, Inversiones Forestales Los Andes, S.A., each an “affiliated purchaser” (as such term is defined in Rule 10b−18(a) (3) under the Securities Exchange Act of 1934):

Period	Total Number of Shares Purchased		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
June 1 - June 30, 2006	5,538,017		CLP$79.50	None	None
July 1 - July 31, 2006	5,538,018		CLP$79.50	None	None
September 1 - September 30, 2006	11,663,505		CLP$85.93	None	None
November 1 - November 30, 2006	5,579,961		CLP$84.52	None	None
December 1 - December 31, 2006	161,848,037 (*	)	-	None	None
Total shares repurchased during 2006	28,319,501

(*) On December 29, 2006, Grupo Nueva transferred in a private transaction 161,848,037 shares of common stock of Masisa to its subsidiary, Inversiones Forestales Los Andes S.A.

Except for the December 2006 transaction, all of the purchases were made through open−market transactions and were not part of a publicly announced program.

However, in the future, we may, with the approval of our shareholders, initiate a stock repurchase or similar program or engage in other transactions pursuant to which we would repurchase, directly or indirectly, the Company’s ordinary shares, ADSs or both. In addition, we or our subsidiaries may enter into transactions involving purchases of derivatives or other instruments with returns linked to the Company’s ordinary shares, ADSs or both. The timing and amount of repurchase transactions under any such program, or purchases of derivatives or other instruments, would depend on market conditions as well as other corporate and regulatory considerations.

PART III

Item 17. Financial Statements

Our statements have been prepared in accordance with Item 18.

Item 18. Financial Statements

This item will be filed at a later date pursuant to Rule 12b-25 of the Exchange Act.

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

Date: July 2, 2007

MASISA S.A.

By:	/s/ EUGENIO ARTEAGA I.
Eugenio Arteaga I.
Chief Financial Officer