Form 20-F/A
period 2006-12-31
MASISA S.A.
filed 2007-07-17
CIK 1216559

The following items were the subject of a Form 12b-25 and are included herein: portions of Items 3, portions of Item 4, Item 5, Item 11, Item 15, Item 18 and Item 19 (Exhibits 12.1, 12.2 and 13).

As filed with the Securities and Exchange Commission on July 17, 2007.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

    EXPLANATORY NOTE

Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, our Company, Masisa S.A., previously filed parts of this Annual Report on Form 20-F on July 2, 2007. We are amending and restating this annual report in its entirety in order to include the selected financial data, management's discussion and analysis of financial condition and results of operations, management's annual report on internal control over financial reporting, financial statements and other information required by Items 3, 4, 5, 11, 15 and 18, as well as certain exhibits to the filing. This Amendment No. 1 on Form 20-F/A does not reflect events occurring after the filing of the original Annual Report on Form 20-F on July 2, 2007.

-ii-

Table of Contents
(continued)

-iii-

Table of Contents
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

In this document, unless otherwise specified, all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos, references to “U.S. dollars,” “dollars” or “US$” are to United States dollars, references to the “Consumer Price Index” or “CPI” are to the Indice de Precios al Consumidor published by the Chilean Instituto Nacional de Estadísticas (“Chilean National Institute of Statistics”) and references to “UF” or “Unidades de Fomento” are to Unidades de Fomento, a Chilean financial index adjusted for changes in the CPI. The Company publishes its financial statements in U.S. dollars. Unless otherwise specified, financial data in our consolidated financial statements and elsewhere in this document are presented in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”). Chilean GAAP differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 23 of our audited consolidated financial statements appearing elsewhere in this document provides a description of the principal differences between Chilean GAAP and U.S. GAAP, and contains a reconciliation to U.S. GAAP of our total shareholders’ equity as of December 31, 2005 and 2006 and our net income for the years ended December 31, 2005 and December 31, 2006, respectively.

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

-v-

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

Item 2. Offer Statistics and Expected Timetable

  Not applicable.

Item 3. Key Information

Selected Financial Data

The following table presents certain historical financial information about us at the dates and for each of the indicated periods. The following table should be read in conjunction with, and is qualified in its entirety by our financial statements appearing elsewhere in this document. The financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 23 to our audited consolidated financial statements appearing elsewhere in this document provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of and for the years ended December 31, 2005 and 2006.

SELECTED FINANCIAL INFORMATION

	As of and for the year ended December 31,
	2002	2003	2004	2005(1)	2006
(in millions of US$, except per share and per ADS amounts)	US$	US$	US$	US$	US$

INCOME STATEMENT DATA
Chilean GAAP:
Net sales	295.0	480.1	651.0	744.0	886.5
Operating income	28.7	21.6	95.1	79.5	83.6
Non-operating results, net	(6.1)	(47.5)	(11.2)	(47.6)	(41.4)
Income taxes	1.7	0.6	(11.7)	(13.1)	(23.3)
Net income	21.0	(20.0)	56.8	24.4	29.5
Net earnings per share (2)	0.007	(0.006)	0.014	0.005	0.005
Net earnings per ADS (3)	0.36	(0.30)	0.72	0.27	0.26
Dividends per share (2)	—	—	—	0.011	0.002
Dividends per ADS (3)	—	—	—	0.57	0.10
U.S. GAAP:
Net sales	—	485.9	651.0	744.0	886.5
Operating income	—	12.9	138.2	73.9	72.0
Net income	—	(30.2)	71.4	24.9	24.5
Basic and diluted earnings per share	—	(0.009)	0.018	0.005	0.004
Net earnings per ADS (2)	—	(0.45)	0.91	0.27	0.22
Weighted average number of shares (in thousands)	2,940,285	3,391,168	3,918,428	4,591,227	5,664,496
BALANCE SHEET DATA
Chilean GAAP
Total assets	1,630.1	1,854.5	1,880.5	1,956.5	2,007.5
Long-term liabilities	377.8	518.4	533.9	333.8	542.1
Shareholders’ equity	656.6	730.6	778.1	1,094.3	1,186.4
U.S. GAAP
Shareholders’ equity	—	520.6	574.9	874.8	937.6

(1)
Our consolidated financial statements under Chilean GAAP for the year ended December 31, 2005, previously issued in the Chilean market, have been restated to reflect an adjustment for inventory costing of approximately US$1.9 million. See Note 2 a) to our audited consolidated financial statements appearing elsewhere in this document.

(2)
Under Chilean GAAP, there are no authoritative pronouncements relating to the calculation of earnings per share. For comparative purposes, the calculation has been based on the same number of weighted average shares outstanding as used for the U.S. GAAP calculation. For more information see Note 23 to our audited consolidated financial statements appearing elsewhere in this document.

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

We are dependent to a significant degree on a small number of third-party distributors to achieve our sales in one or more of our principal markets. For example, our eight largest customers for solid wood products accounted for approximately 82% and 84% of net sales in the United States for the years ended December 31, 2005 and 2006, respectively. Our solid wood products sales made in the United States represented approximately 22% and 23% of our total consolidated sales for the years ended December 31, 2005 and December 31, 2006, respectively. Our largest customer, Masonite International (“Masonite”), accounted for approximately 52% and 41% of such solid wood products’ sales during the years ended December 31, 2005 and 2006, respectively. We cannot assure you that, under current market conditions, the loss of our largest distributor or customer in certain markets would not have a material adverse effect on us.

We may not be able to maintain present favorable tax treatment or exemptions from certain tax payments in certain jurisdictions in which we operate.

We may not be able to maintain important exemptions from certain tax regimes in the various jurisdictions in which we operate. Currently, Chilean tax authorities are challenging our treatment of certain losses related to our Venezuelan subsidiaries in previous tax years. We estimate that an adverse determination by Chilean tax authorities would affect approximately US$39.2 million of our deferred taxes, recoverable taxes and tax losses already utilized. See Note 21 to our audited consolidated financial statements appearing elsewhere in this document. Unfavorable tax treatment of our company in the future or an increase in the taxes levied on us, may have a material adverse effect on our results of operations.

Currency devaluations and foreign exchange fluctuations may adversely affect us.

We are exposed, both in terms of assets and liabilities, to fluctuations in the value of the U.S. dollar versus other currencies. Changes in the value against the U.S. dollar of the Chilean peso and other currencies in which we complete transactions, such as Argentinean pesos, Brazilian reales, Mexican pesos, Venezuelan bolivares and Colombian pesos, among others, could adversely affect our financial condition and results of operations. The Chilean peso, Argentinean peso, Brazilian real, Mexican peso, Venezuelan bolivar and Colombian peso, among others, have each been subject to large nominal devaluation events in the past. The value of any of these currencies against the U.S. dollar may fluctuate significantly in the future. A significant part of our indebtedness is denominated in U.S. dollars and certain of our revenues and operating expenses are denominated in local currencies. As a result, fluctuations in the local currency/U.S. dollar exchange rate may affect our financial condition and results of operations. For example, as a result of the Chilean peso appreciation and Venezuelan bolivar devaluation during 2006, we saw a loss of US$7.0 and US$10.8 million in our consolidated financial statements related to our assets and liabilities denominated in each of these currencies, respectively. In addition, as our boards business is mostly a local business and our solid wood business is mostly an export business, part of our sales are denominated in local currencies and part are denominated in U.S. dollars. As our production cost is partially dependent on wood and resin prices, which in the medium- and long-term are correlated to the U.S. dollar, part of our costs are indexed to the U.S. dollar. As a result, a decrease in the value of the U.S. dollar against the currencies of other countries from which we export products can also negatively affect our sales margins on sales of such products.

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

Starting in April 2004 and continuing to the present, Argentina began restricting deliveries of natural gas to Chile due to supply and distribution problems in Argentina, Chile’s principal supplier. Such restrictions have led to reduced supplies of natural gas to Chilean electricity producers, particularly during winter months. A significant portion of Chile’s electricity is produced from natural gas. Shortages of natural gas have forced and could continue to force Chile’s electric utilities to use costlier petroleum based fuels to produce electricity or could cause disruptions in the supply of electricity. While we do not use material amounts of natural gas directly, during 2006 electricity represented approximately 9.4% of our wood board production costs in Chile compared to 9.9% in 2005. In 2007, we were unable to renew certain long-term electricity contracts related to our Cabrero industrial complex in Chile at our previous rates. As a result, we are experiencing higher electricity costs as we have had to rely on purchases in the electricity spot market. For the five months ended May 31, 2007, our electricity costs represented approximately 14.7% of our wood board production costs in Chile. In addition, Chile and Brazil have each experienced energy shortages or disruptions in the past. Higher electricity costs or disruptions in the supply of electricity or natural gas could materially adversely affect our financial condition and results of operations.

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

In 2006, approximately 56% of our consolidated sales were in the investment grade countries of Chile, Mexico and the United States, which accounted for 16.3%, 13.2% and 26.0%, respectively, of our consolidated sales in that year. The rest of Latin America accounted for approximately 41% of our consolidated sales in 2006 with Brazil, Venezuela, Argentina, Colombia, Peru and Ecuador accounting for 16.4%, 10.4%, 7.9%, 2.8%, 2.4% and 1.1%, respectively, of our consolidated sales in that year. The remaining 3.5% of our consolidated sales in 2006 was from exports to 50 countries outside of Latin America and the United States.

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

We sell our products in every major economy in Latin America as well as the United States. Our largest market, the United States, represents approximately 26% of our sales and our largest Latin American market represents no more than 17% of our sales. This geographic diversification diminishes to a certain extent our vulnerability to market downturns in any one country.

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

LAND / PROPERTIES

Location	Country	Function	Leased/ Owned/ Service (**)	Size (square meters)
Santiago (Apoquindo)	Chile	Administrative	Leased	523.00
Santiago (Apoquindo)	Chile	Administrative	Owned	1,566.00
Cabrero	Chile	Production	Owned	56,064.00
Chillán	Chile	Production	Owned	17,739.00
Cabrero	Chile	Production	Owned	26,391.00
Concepción (Chiguayante)	Chile	Production	Owned	13,346.00
Concepción (Coronel)	Chile	Production	Owned	28,877.00
Valdivia (Valdivia)	Chile	Production	Owned	37,753.00
Valdivia (Carlos Puschmann)	Chile	Production	Owned	12,731.00
Antofagasta	Chile	Distribution	Service	2,125.00
Concepción	Chile	Distribution	Service	3,009.00
Concepción (Cintac)	Chile	Distribution	Leased	7,000.00
Santiago	Chile	Distribution	Service	10,000.00
Valdivia	Chile	Distribution	Service	3,176.00
Menque	Chile	Production	Owned	21,886.00
Temuco	Chile	Administrative	Leased	150.00
Linares	Chile	Administrative	Leased	60.00
Curitiba	Brazil	Administrative	Leased	900.00
Paraná	Brazil	Administrative	Owned	(included in production facilities)
Rio Grande do Sul	Brazil	Administrative	Leased	80.00
Santa Catarina	Brazil	Administrative	Owned	2,062.00
Paraná	Brazil	Production	Owned	59,558.00
Santa Catarina	Brazil	Production	Owned	70,458.00
Paraná	Brazil	Distribution	Owned	(included in production facilities)
Rio de Janeiro	Brazil	Administrative	Leased	120.00
Porto Alegre	Brazil	Distribution	Leased	4,200.00
Sao Paulo	Brazil	Distribution	Leased	5,000.00
Recife	Brazil	Distribution	Leased	3,000.00
Bogotá D.C.	Colombia	Administrative	Leased	250.00
Cucuta	Colombia	Distribution	Service	7,500
Bogota	Colombia	Distribution	Service	510.00
México D.F.	Mexico	Distribution	Service	2,700.00
México D.F.	Mexico	Administrative	Leased	271.00
Durango	Mexico	Production	Owned	176,891.00
Durango	Mexico	Administrative	Owned	8,102.00
Durango	Mexico	Distribution	Owned	47,746.00
Altamira. Tamaulipas	Mexico	Distribution	Owned	36,148.00
Tampico	Mexico	Distribution	Leased	9,000.00
Atlanta	United States	Administrative	Leased	568.00
Charleston (*)	United States	Administrative	Owned	557.00
Charleston (*)	United States	Production	Owned	11,148.00
Charleston (*)	United States	Distribution	Owned	7,432.00
Baltimore	United States	Distribution	Service	5,574.00

 LAND / PROPERTIES

Location	Country	Function	Leased/ Owned/ Service (**)	Size (square meters)
Long Beach	United States	Distribution	Service	1,858.00
Houston	United States	Distribution	Service	2,323.00
Oakland	United States	Distribution	Service	1,394.00
Savannah	United States	Distribution	Service	3,252.00
Bolívar	Venezuela	Administrative	Leased	278.00
Bolívar	Venezuela	Administrative	Leased	160.00
Bolívar	Venezuela	Administrative	Leased	120.00
Caracas	Venezuela	Administrative	Leased	218.20
Caracas	Venezuela	Administrative	Leased	328.00
Estado Anzoátegui	Venezuela	Production	Owned	43,000.00
Estado de Carabobo	Venezuela	Distribution	Leased	12,000.00
Buenos Aires	Argentina	Administrative	Leased	600.00
Entre Ríos	Argentina	Production	Owned	57,400.00
Lima	Peru	Administrative	Leased	136.00
Lima	Peru	Distribution	Service	3,000.00
Guayaquil	Ecuador	Administrative	Leased	90.00
Guayaquil	Ecuador	Distribution	Service	3,000.00

(*) Our MDF moulding plant was closed in February 2007. Most of this production line will be relocated during 2007 to our Cabrero industrial complex in Chile. Administrative functions in the United States will now be concentrated in Atlanta.

(**) Service includes property lease and other services, including, but not limited to, storage, maintenance.

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

Principal Products

The following table sets forth the sales of each of our principal products as a percentage of our total consolidated net sales for the years ended December 31, 2004, 2005 and 2006:

OUR PRODUCTS

	Year ended December 31,
(as a percentage of consolidated net sales)	2004	2005	2006
MDF	33.2%	33.6%	36.1%
Particle board	19.3%	20.7%	21.1%
Finger-joint mouldings	12.5%	11.2%	10.6%
Sawn lumber	8.6%	9.0%	8.2%
MDF mouldings	5.0%	6.4%	7.3%
OSB	8.2%	8.0%	5.5%
Saw and pulp logs	4.2%	4.0%	4.8%
Solid-wood doors	5.8%	4.4%	4.5%
Other products(1)	3.2%	2.7%	1.9%
Total	100.0%	100.0%	100.0%

(1) Includes principally wood chips, sawdust, door parts, fiberboard doors and wood plies.

MDF (Medium density fiberboard)

MDF is manufactured by removing the fibers from wood chips and sawdust, mixing the wood fiber pulp with adhesives and forming the mixture into flat sheets which are dried, heated, pressed, cooled, cut-to-size and finished. MDF has broad applications in furniture, cabinet and millwork manufacturing. Machining qualities make MDF well-suited for the production of pieces with critically shaped and profiled edges. Its uniformly dense surface gives superior results when grain-printed or painted. MDF shapes and routs with precision, drills easily and cuts cleanly. It is an effective core material for high-pressure laminates, fast-cycle melamine and veneers. MDF is more versatile than particle board. However, compared to the production of particle board, the MDF production process requires higher-quality wood, a greater quantity of adhesives and more energy. Due to its resulting higher production costs, MDF generally commands a higher price than particle board of the same thickness. We produce all the standard thicknesses and densities of MDF, including thin-MDF, melamine-laminated MDF and a small amount of wood-veneered MDF. Melamine-laminated MDF is MDF covered on one or both sides with paper impregnated with melamine, a plastic laminate. We also produce a high density MDF to be used for flooring. We market our MDF under the brand name “MDF Masisa.” For the year ended December 31, 2006, MDF sales represented 36.1% of our consolidated net sales compared to 33.6% for the same period in 2005.

Particle board

Raw particle board is manufactured by mixing wood chips, wood shavings and sawdust with adhesives and rolling or pressing the mixture into large flat sheets of varying sizes and thickness, which are then cut-to-size, quality-analyzed and packaged. Raw particle board is used in a variety of applications in the construction industry, such as ceilings, floors and closets, and is also widely used in the manufacture of furniture. We produce different types of raw particle board that are marketed under the brand names “Placa Masisa,” “Masisa Panel,” “Ecoplac,” “Facilplac” and “HR100.” We also produce melamine-laminated particle boards which are raw particle boards covered on one or both sides with paper impregnated with melamine. Melamine-laminated boards are widely used in the manufacture of furniture and cabinets and are also used in construction for walls, counters and in other applications. Melamine-laminated board sales generate a higher margin than raw particle board sales. For the year ended December 31, 2006, particle board sales accounted for 21.1% of our consolidated net sales compared to 20.7% for the same period in 2005.

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

Finger-joint mouldings

Finger-joint mouldings are produced from small pieces of wood which have been cross-cut and dried. The drying process is followed by a surfacing procedure in which any knots, imperfections or irregularities are extracted. The wood pieces are then joined, shaped and packaged for distribution. We offer four types of mouldings including raw mouldings, painted mouldings, jesso mouldings and stiles. These mouldings are ornamental strips used to decorate a surface, and are often used to accent or emphasize the ornamentation of a structure or to conceal surface areas or angle joints. For the year ended December 31, 2006, finger-joint moulding sales represented 10.6% of our consolidated net sales compared to 11.2% for the same period in 2005.

Sawn lumber

We produce green and kiln dried sawn lumber from timber harvested from forestry plantations. The timber is sawn into logs, debarked and classified according to its diameter and length. The lumber is sawn into various sizes. Our sawmills produce high quality dried lateral wood from the outer portion of the log for the re-manufacturing process and lower quality dried center wood from the center portion of the log. In Chile and Brazil, the lateral wood is used for manufacturing finger-joint mouldings, door frames, boards, sidings and furniture as well as doors, which are manufactured only in Chile. The center wood is used for manufacturing, packaging and construction. For the year ended December 31, 2006, sales of sawn lumber represented 8.2% of our consolidated net sales compared to 9.0% for the same period in 2005.

MDF mouldings

We manufacture our MDF mouldings from superior, ultra-light MDF (32 pounds per cubic foot density) which makes them comparable to any standard wood moulding. Their light weight substantially reduces the cost disadvantages associated with transportation, handling and installation of standard density MDF mouldings. We manufacture primed and jesso-coated MDF mouldings. We offer a wide range of patterns for our mouldings, including the casing and base, crowns, jambs and S4S boards. We produce MDF mouldings in 7, 8, 10, 14 and 16 foot lengths. For the year ended December 31, 2006, MDF moulding sales represented 7.3% of our consolidated net sales compared to 6.4% for the same period in 2005.

OSB (Oriented strand board)

OSB is structural panel board manufactured from pulp logs. The logs are debarked and reduced to thin wood strands. The strands are put into a drying machine to remove humidity from the wood in order to avoid shrinkage and swelling during use. The dried wood strands are placed into a blending machine where they are mixed with chemical adhesives. The resin-blended strands are then mechanically aligned into several layers in a forming line, with each layer laid down separately along the conveyor belt, to build up a mat. This mat is cut-to-size compressed and heated in the main press to form the boards. The compressed and heated boards are then cooled and finished. OSB’s outstanding physical-mechanical properties make the boards highly suitable for use in applications requiring great structural resistance, such as those that occur in the construction and packaging industries. Our Masisa OSB is marketed under the “Masisa OSB” brand name, and is manufactured at Masisa’s Brazilian plant. For the year ended December 31, 2006, OSB sales represented 5.5% of our consolidated net sales compared to 8.0% for the same period in 2005.

Saw and pulp logs

We sell saw and pulp logs directly and through our subsidiaries Terranova Venezuela, Masisa Madeiras, Forestal Tornagaleones, Forestal Argentina and Masisa do Brasil. For the year ended December 31, 2006, saw and pulp log sales represented 4.8% of our consolidated net sales compared to 4.0% for the same period in 2005.

Solid wood doors

We manufacture solid wood interior stile and rail doors in Chile, and market them under the brand name “Masisa.” Our doors are manufactured in a range of thicknesses, heights and widths to fit standard doorways and closets. Masisa doors are available in a variety of styles and are manufactured from solid pine wood with engineered stiles and rails that are edge-glued, finger-jointed and laminated with clear veneer. They are also available with solid raised panels with a characteristic double hip pattern, emphasizing the relief. Our solid wood doors are distributed throughout the United States principally by Masonite International Corporation. However, as a result of the Company’s distribution strategy for the U.S. market, which aims to diversify its distribution network, as of December 31, 2006 approximately 60% of our total doors sales in the United States were made through Masonite compared to approximately 98% of our total door sales for the same period in 2005. For the year ended December 31, 2006, door sales represented 4.5% of our consolidated net sales compared to 4.4% for the same period in 2005.

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

On a consolidated basis, all of our “other products” accounted for 1.9% of our consolidated net sales for the year ended December 31, 2006 and 2.7% for the same period in 2005.

Wood Products Sales

The following tables show our consolidated net sales of our principal wood products in millions of U.S. dollars and physical volume in cubic meters for the years ended December 31, 2004, 2005 and 2006.

CONSOLIDATED SALES OF OUR PRINCIPAL WOOD PRODUCTS

	Year ended December 31,
(in millions of US$)	2004	2005	2006
MDF	215.9	250.2	319.6
Particle board	125.9	154.0	187.5
Finger-joint mouldings	81.5	83.1	94.1
Sawn lumber	56.9	66.6	72.9
MDF mouldings	32.8	47.3	65.2
OSB	53.4	59.7	48.3
Saw and pulp logs	27.1	30.1	42.7
Solid-wood doors	37.9	32.8	39.6

CONSOLIDATED SALES OF OUR PRINCIPAL WOOD PRODUCTS

	Year ended December 31,
(in thousands of cubic meters)	2004	2005	2006
Saw and pulp logs	1,361.4	1,197.0	1,426.4
MDF	931.6	880.9	978.2
Particle board	649.7	700.1	763.7
Sawn lumber	299.7	327.8	343.4
OSB	241.6	261.1	219.9
Finger-joint mouldings	171.6	180.0	190.4
MDF mouldings	90.3	113.7	157.9
Solid-wood doors	42.6	35.7	42.5

Total sales of our principal wood products, which increased by 20% during 2006 compared to 2005, mainly due to a general increase in prices as well as a general increase in volume for most of our principal products, are dependent, to a significant extent, on the condition of the economies in the United States, Mexico, Chile, Venezuela, Argentina and Brazil, our principal markets. In particular, sales of our processed wood products are related to the levels of activity in the construction and furniture industries in those countries. Construction activity is subject to cyclical fluctuations due to changes in economic conditions, interest rates, population growth and other economic and demographic factors. An economic downturn in any of those countries is likely to materially adversely affect its construction industry and, accordingly, sales of our products.

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

OUR MARKETS

	Year ended December 31,
(as a percentage of consolidated net sales)	2004	2005	2006
United States	29.2%	28.0%	26.0%
Brazil	14.1%	14.0%	16.4%
Chile	16.8%	16.5%	16.3%
Mexico	16.1%	15.0%	13.2%
Venezuela	6.0%	8.3%	10.4%
Argentina	6.7%	7.6%	7.9%
Other countries	11.1%	10.6%	9.8%
Total	100.0%	100.0%	100.0%

The following table sets forth our aggregate sales for each of our principal markets by destination for the years ended December 31, 2004, 2005 and 2006.

OUR MARKETS

	Year ended December 31,
(in millions of US$)	2004	2005	2006
United States	190.0	208.1	230.2
Brazil	91.6	104.5	145.7
Chile	109.3	122.4	144.4
Mexico	105.1	111.8	117.2
Venezuela	39.0	62.0	92.4
Argentina	43.4	56.3	69.6
Other countries	72.6	78.9	87.0
Total	651.0	744.0	886.5

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

UNITED STATES
PRINCIPAL WOOD PRODUCTS SALES

	Year ended December 31,
(in millions of US$)	2004	2005	2006
Solid Wood and Forestry
Finger-joint mouldings	81.4	83.0	93.9
Solid wood doors	37.3	32.1	38.7
Boards
MDF mouldings	32.6	46.3	64.5
OSB	30.8	39.7	22.5
MDF	4.2	2.4	2.1

Marketing and distribution

The United States is Masisa’s most significant market as measured by aggregate sales. Our total consolidated sales in the United States for the year ended December 31, 2006 represented 26.0% of total sales compared to 28.0% in 2005. This decrease was partially due to strong demand in our principal Latin American board markets and a decrease of OSB demand in the United States due to the cooling of the residential housing market which was partially offset by increased finger-joint and MDF moulding and solid wood door sales during 2006.

Most of our products are sold in the United States through approximately 40 customers that serve primarily the “do-it-yourself” and new residential construction industries. The U.S. do-it-yourself market is heavily consolidated and is dominated by large chain retailers such as Home Depot, Lowes and Menards.

Solid wood and forestry

Our eight largest customers for solid wood products accounted for approximately 82% and 84% of our total sales in the United States for the years ended December 31, 2005 and 2006, respectively. Our largest customer, Masonite, accounted for approximately 52% and 41% of such sales during the years ended December 31, 2005 and 2006, respectively. Our principal U.S. solid wood customers are Bluelinx Corporation, Boston Cedar & Millwork and Steves & Sons Inc., Builders First Source, Jim White Lumber Sales Inc., Masonite, Wholesale Millwork Inc. and W. M. Tinder Inc. Although we believe that, under current market conditions, the loss of any one customer would not have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect. We store our products primarily in three distribution warehouses located at Charleston, South Carolina, Baltimore, Maryland, and Houston, Texas. We ship our products from U.S. warehouses to our customers primarily by truck. Shipments are delivered to our distribution warehouses by ship from our production facilities in Chile, Brazil and Argentina.

Finger-Joint Mouldings Market. We manufacture solid wood finger-joint mouldings which are sold in the United States. Our total sales of finger-joint mouldings in 2006 were US$93.9 million compared to US$83.0 million in 2005. This increase in finger-joint moulding sales was due primarily to higher prices resulting from an increased sales focus and a customer pruning process that targeted sales to certain of our significant customers.

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

Solid Wood Doors Market. We manufacture residential interior solid wood stile and rail doors which are sold in the United States, which is considered a niche market. Our total solid wood door sales in the United States in 2006 were US$38.7 million compared to US$32.1 million in 2005. This increase is primarily due to higher physical volume sales, and the introduction of new solid wood door styles that allowed us to improve our average prices.

Almost all of the solid wood doors we sell in the United States are manufactured at our production facilities in Chillán, Chile. Solid wood door sales in the United States are a competitive market. Our principal competitors in this market are Frameport, Sincol and Woodgrain.

Boards

Our eight largest customers for board products accounted for approximately 54% and 66% of our total board sales in the United States for the years ended December 31, 2005 and 2006, respectively. The largest customer accounted for approximately 9% and 11% of such sales during the years ended December 31, 2005 and 2006, respectively. Our 7 principal U.S. board customers that purchased in 2006 were Alexandria Moulding, BlueLinx Corporation, Builders First Source, Guararapes, Kelleher, North Pacific Lumber Co. and Thunderbird Moulding. Although we believe that, under current market conditions, the loss of any one customer would not have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect. We store our products primarily in five distribution warehouses located at Charleston, South Carolina, Baltimore, Maryland, Houston, Texas, Long Beach, California and Oakland, California. We ship our products from U.S. warehouses to our customers primarily by truck. Shipments are delivered to our distribution warehouses by ship from our production facilities in Chile, Brazil and Argentina.

MDF Moulding Market. We manufacture MDF mouldings which are sold in the United States. Our total sales of MDF mouldings during the year ended December 31, 2006 were US$64.5 million compared to US$46.3 million during the same period in 2005. This increase in MDF moulding sales of approximately 39% was principally due to the increase in production capacity in both our Argentina and Chilean production facilities and better pricing as a result of our improved sales effort.

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

Beginning in 2005, Masisa Brazil began marketing OSB sales in the United States through Masisa USA, and a Brazilian forest products broker called Guararapes. During 2006, our OSB sales in the U.S. were US$22.5 million, down from US$39.7 million in 2005. The main reason for the reduction in sales was the slowdown experienced during 2006 in residential housing construction in the United States.

Brazil

General

For the year ended December 31, 2006, GDP grew 3.7%, inflation was 3.14% and the trade balance surplus was US$46.1 billion. At December 31, 2006, the unemployment rate was 10%.

The following table shows our sales of saw and pulp logs, MDF, OSB and particle board in Brazil in millions of U.S. dollars for the indicated periods.

BRAZIL
PRINCIPAL WOOD PRODUCTS SALES

	Year ended December 31,
(in millions of US$)	2004	2005	2006
Solid Wood and Forestry
Saw and pulp logs	4.3	4.3	7.8
Boards
MDF	65.5	77.6	111.1
OSB	10.7	11.2	15.4
Particle board	9.2	8.4	8.4

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

The majority of the solid wood products produced by our businesses in Brazil are sold in export markets. Our total saw and pulp log sales during the year ended December 31, 2006 was US$7.8 million compared to US$4.3 million during the same period in 2005. This increase was principally due to higher prices and appreciation of the Brazilian reales against the U.S. dollar. All of the saw and pulp logs sold in Brazil are harvested at our plantations.

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

Our combined sales of particle board, MDF and OSB in Brazil reached US$134.9 million for the year ended December 31, 2006, compared to US$97.2 million in 2005, representing a 38.8% increase. This increase in wood board sales was primarily due to the appreciation of the Brazilian reales against the U.S. dollar and higher board volume and prices.

Due to the large size of Brazilian manufacturers, sales in Brazil are primarily made directly to the manufacturers. There are generally no independent distributor chains for these materials. However, in order to meet the needs of carpenters, architects and decorators, we have established and expanded our Placacentro distribution network that has been in place since 1996. In 2006, we opened two new Placacentro stores in Brazil. As of December 31, 2006, Masisa had opened 41 Placacentro stores in Brazil and expects to grow its network by 5 additional stores in 2007. For the years ended December 31, 2005 and 2006, approximately 30% and 23%, respectively, of Masisa Brazil’s total sales were made through Placacentros.

Masisa is expending considerable effort to develop its sales in Brazil by, among other activities, opening distribution warehouses, expanding its client base and participating in promotional activities, expositions and trade shows. Currently, Masisa sells MDF and OSB through 440 and 600 distributors, respectively, in Brazil. For the years ended December 31, 2005 and 2006, approximately 21% and 20%, respectively, of our net sales in the Brazilian market were generated by 20 principal customers and our largest single customer accounted for approximately 2% of those sales in each of those years. Masisa’s principal customers in Brazil are A. Romanzza Moveis Ltda., Bertolini S/A, Chapecomp Distribuidora de Produtos, Riberplak Com. de Compensados Ltda. and Todeschini S/A Industria e Comercio.

MDF Market. Based in part on Masisa’s experience in the Argentinean market, we believe that the MDF market will expand rapidly in Brazil as MDF becomes more widely available as a result of the new domestic MDF production capacity in Brazil. Our total sales of MDF increased 43.1% to US$111.1 million for the year ended December 31, 2006 from US$77.6 million for the same period in 2005. The increase was mainly due to a 20.1% increase in prices and a 19.2% increase in volume, in addition to the above-mentioned currency appreciation.

Our principal competitors in Brazil’s MDF market are Duratex, the Isdra Group, Placas do Paraná and Tafisa Brasil.

OSB Market. As the first and only producer of OSB boards in Brazil, we are currently involved in consolidating our market position with respect to this product. Our total sales of OSB increased by 37.5% to US$15.4 million for the year ended December 31, 2006 from US$11.2 million for the same period in 2005. This growth is mainly due to the introduction of new products and the increase in the number of new customers.

Particle Board Market. Given its relatively large population, we view Brazil as an attractive market for particle board. Our total sales of particle board remained stable at US$ 8.4 million for the year ended December 31, 2006, the same amount of sales we had in 2005. Particle board sales remained constant in 2006 compared to 2005 primarily due to constraints for supplying the Brazilian market at a time when there were increased particle board sales within the domestic Argentinean market.

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

CHILE
PRINCIPAL WOOD PRODUCTS SALES

	Year ended December 31,
(in millions of US$)	2004	2005	2006
Solid Wood and Forestry
Saw and pulp logs	18.2	20.6	28.3
Solid wood doors	0.5	0.6	0.8
Boards
Particle board	49.9	60.3	70.9
MDF	34.7	29.2	34.6
OSB	1.4	2.3	1.7

Solid wood and forestry marketing and distribution

Most of the solid wood and forestry products that we sell in Chile are saw and pulp logs, which we sell to pulp and other manufacturers. Our three largest customers accounted for approximately 43% and 53% of our total sales in Chile for the years ended December 31, 2005 and 2006, respectively. The largest customer accounted for approximately 36% and 30%, respectively, of these sales for such periods. Our principal Chilean customers are CMPC Celulosa S.A., Forestal Mininco S.A. and Paneles Arauco S.A. Our products are shipped mainly by truck to domestic customer locations.

Saw and Pulp Logs Market. Our solid wood and forestry businesses sell saw and pulp logs to manufacturers in Chile. Our total saw and pulp log sales for the year ended December 31, 2006 were US$28.3 million compared to US$20.6 million for the same period in 2005. This increase in saw and pulp logs was primarily due to increased demand coupled with higher market prices.

All of the saw and pulp logs we sell in Chile are harvested at our Chilean plantations. Our principal competitors in this market are Arauco and CMPC.

Solid Wood Doors Market. We sell a relatively small number of residential interior rail and stile solid wood doors in Chile. Our total solid wood door sales in Chile were US$0.8 million for year ended December 31, 2006 compared to US$0.6 million for the same period in 2005.

Boards marketing and distribution

Most of our board products are sold in Chile through approximately 170 independent distributors serving the construction and furniture manufacturing industries. A small portion of our board products are sold directly to furniture manufacturers. Our 30 largest board customers accounted for approximately 81% and 79% of our total sales in Chile for the years ended December 31, 2005 and in 2006, respectively. The largest customer accounted for approximately 15% and 14% of such sales for the years ended December 31, 2005 and 2006, respectively. Our principal Chilean customers for board products are Construmart S.A., Dimad S.A., Easy S.A., Electrocom S.A., Maderama, Mafor S.A., Maderas Imperial Ltda., Polincay Export Ltda., Silva y Compañía Ltda., Sodimac S.A. and Youseff Comercial Ltda. In 2006, furniture continued to be one of the leading products imported to Chile, competing with the furniture products of Chilean producers which form a significant part of our customer base. Specifically, “ready-to-assemble” furniture products are becoming an increasingly popular import in Chile, although they account for a relatively small portion of current furniture sales in Chile. We work through our Placacentros stores to assist our customers in developing ways of using our products to respond to changing market conditions. Although we believe that, under current market conditions, the loss of any one distributor or customer would not have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect.

Masisa’s products are stored in four warehouses and sales offices throughout Chile and are shipped mainly by truck to domestic customer locations. Shipments to the Antofagasta warehouse, in the northern part of Chile, are also delivered by ship.

As of December 31, 2006, there were 52 Placacentro stores located throughout Chile. We expect to grow our network by adding one Placacentro store in Chile during 2007. The Placacentro chain is the largest chain of stores in the country in terms of sales to furniture manufacturers and small contractors. Our board sales to Placacentros in the Chilean market during the years ended December 31, 2005 and 2006 represented approximately 25% and 26% of our sales, respectively. The remainder were direct sales and sales to other distributors.

Particle Board Market. We manufacture raw, melamine-laminated and wood-veneered particle board in Chile. Our total particle board sales in 2006 increased to US$70.9 million from US$60.3 million in 2005 primarily due to better local market conditions and higher local prices.

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

MDF Market. Masisa manufactures MDF board in Chile. The Chilean MDF market is relatively undeveloped compared to the European and North American markets. Although the first Chilean MDF plant did not begin production until 1988, the market has exhibited strong growth since then. Nevertheless, Chilean MDF producers devote most of their production to exports. Our total MDF board sales for the year ended December 31, 2006 increased to US$34.6 million compared to US$29.2 million for the same period in 2005, partially due to higher volume, as well as higher averages prices compared to 2005. Although we experienced a decline in Chilean MDF moulding demand this was offset by an increased demand of MDF boards by local non-moulding customers.

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

MEXICO
PRINCIPAL WOOD PRODUCTS SALES

	Year ended December 31,
(in millions of US$)	2004	2005	2006
Solid Wood and Forestry
Sawn lumber	46.3	47.3	45.2
Boards
MDF	22.4	30.8	36.9
Particle board	21.7	24.6	32.0
OSB	3.4	2.1	1.2

Solid wood and forestry marketing and distribution

We sell most of our sawn lumber in Mexico either directly or through independent distributors to the construction and pallet manufacturing industry. Our 25 largest customers accounted for approximately 70% and 71% of our total sales in Mexico for the years ended December 31, 2005 and in 2006, respectively. The largest customer accounted for approximately 17% and 12%, respectively, of these sales during such periods. Our principal customers in Mexico are Chep México S.A. de C.V., Losifra S.A. de C.V., Maderas y Empaques para Cada Uso, Madereria Nasa S.A. de C.V., Productora de Tarimas del Sur and Unipallet S.A. de C.V. Although we do not believe that under current market conditions, the loss of any one distributor or customer would have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect. In addition to our own products, we also sell sawn wood produced by third parties, principally located in Chile. Our products are stored in our Tampico, Mexico, warehouse and are shipped mainly by truck to domestic customer locations. The sawn lumber we sell in the Mexican market is harvested and processed primarily in Chile.

Sawn Lumber. Mexico is the principal market in which we market our sawn lumber. Mexico does not have well developed forestry resources and, as a result, our principal competitors in this market are also importers. Our total sawn lumber sales during the year ended December 31, 2006 were US$45.2 million compared to US$47.3 million during the same period in 2005. The decrease in sawn lumber sales was due to a decrease in physical sales volume.

Sawn lumber in Mexico is a highly competitive market. Our principal competitor in this market is Arauco. The Mexican market has a good but limited national supply system as well.

Board marketing and distribution

In August 2001, Masisa established Maderas y Sintéticos de México S.A. de C.V. (“Masisa Mexico”) as a vehicle for entering the Mexican wood products market. On January 8, 2002, Masisa Mexico acquired a particle board plant located in Durango, Mexico, from MacMillan Guadiana, a subsidiary of the U.S. forestry company, Weyerhaeuser Company Limited. This plant has an installed capacity of 120,000 cubic meters per year. With this acquisition, Masisa now supplies particle boards to the Mexican market mainly from the Durango plant’s production. Masisa imports MDF into the Mexican market from its plants in Chile and Venezuela. Since 2004, we have also imported OSB into the Mexican market from our OSB plant in Brazil; however, due to increased price pressure from OSB imports from the United States, we are planning to phase out our OSB sales within Mexico. Our net board sales in Mexico for the years ended December 31, 2005 and 2006 represented 7.7% and 7.9%, respectively, of our total consolidated net sales.

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

Currently, Masisa sells particle board and MDF to Mexican furniture manufacturers directly and through distributors, with a total of approximately 210 customers. For the years ended December 31, 2005 and 2006, approximately 86% and 84%, respectively, of our net sales in the Mexican market were generated by 63 principal customers. The largest customer accounted for approximately 5% and 8%, respectively, of these sales during such periods. Masisa’s principal distributors of particle board in Mexico are Aglomerados y Triplay Vic S.A. de C.V., Maderas Polanco S.A. de C.V., Mexicana Pacific S.A. de C.V., Promotora Grocer S.A. de C.V., RAMPE S.A. de C.V., Triplay Alameda S.A de C.V., Triplay Market S.A. de C.V., Triplay Tableros De Ecatepec S.A., Triplay y Laminados Pega, Triplay y Maderas Nacionales S.A., and Triplay y Tableros Nacionales S.A. Although we believe that, under current market conditions, the loss of any one distributor would not have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect.

In 2005 and 2006, Masisa successfully expanded its Placacentros network in Mexico. Masisa Mexico has opened 70 stores throughout the country as of December 31, 2006. During 2007, we expect to increase our focus on increasing our same store sales. For the years ended December 31, 2005 and 2006, approximately 40% and 39%, respectively, of Masisa Mexico’s total sales volume was made through Placacentros.

MDF Market. Masisa has traditionally supplied the Mexican MDF market from its Chilean facilities, and to a lesser degree, from its Argentinean facilities. Since 2002, the Fibranova plant in Venezuela has also exported MDF to Mexico. Our total MDF sales for the year ended December 31, 2006 were US$36.9 million compared to US$30.8 million for the same period in 2005. The increase in MDF sales during 2006 was due to a strong local demand. Our principal competitors in this market are Maderas Conglomeradas S.A. de C.V., MJB S.A. de C.V. and Paneles Arauco S.A.

Particle Board Market. Particle board consumption in Mexico is relatively low. Our total sales of particle board for the year ended December 31, 2006 were US$32.0 million compared to US$24.6 million for the same period in 2005. The increase in particle board sales during 2006 compared to 2005 was due mainly to greater physical sales volume and higher prices. Our main competitors in this market are Duraplay S.A. de C.V. and Rexcel S.A. de C.V.

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

VENEZUELA
PRINCIPAL WOOD PRODUCTS SALES

	Year ended December 31,
(in millions of US$)	2004	2005	2006
Solid Wood and Forestry
Sawn lumber	7.3	14.9	19.3
Boards
MDF	24.1	37.0	56.2
Particle board	7.6	9.1	14.6

Marketing and distribution

We sell most of our products in Venezuela through approximately 31 independent distributors serving the furniture manufacturing and construction industries. Our 20 largest solid wood and forestry product customers accounted for approximately 86% and 81% of our solid wood and forestry sales in Venezuela for the years ended December 31, 2005 and 2006, respectively. Our largest solid wood and forestry products customer accounted for approximately 12% and 72%, respectively, of these sales for such periods. Our principal solid wood products customers in Venezuela are Grupo Imeca, Madenova C.A. and Madera La Ojedeña C.A.

Our 20 largest board product customers accounted for approximately 95% and 87% of our board sales in Venezuela for the years ended December 31, 2005 and 2006, respectively. Our largest board products customer accounted for approximately 22% and 60%, respectively, of these sales for such periods. Our principal board products customers in Venezuela are Aserradero El Sol C.A., Grupo Imeca and Madenova C.A. Although we do not believe that, under current market conditions, the loss of any one distributor or customer would have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect.

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

Solid wood and forestry

Sawn lumber market. We sell sawn lumber to distributors and pallet manufacturers and other industries in Venezuela. Our total sales of sawn lumber for the year ended December 31, 2006 were US$19.3 million compared to US$14.9 million for the same period in 2005. This increase in sawn lumber sales was primarily due to a decrease in demand for native timber species that compete with our lumber, as well as an increase in demand by pallet manufacturers for the food industry.

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

Boards

MDF market. We sell MDF to distributors in Venezuela. Our total MDF sales in 2006 were US$56.2million compared to US$37.0 million for the same period in 2005. The increase in MDF sales was primarily due to higher prices and greater physical sales volume, which stemmed from improved domestic economic conditions.

All of the MDF board we sell in Venezuela is produced at our Macapaima plant in Anzoátegui, Venezuela. We believe we have an advantage in this market as a domestic competitor. We also believe sales through our Venezuelan Placacentros network will enable us to increase sales significantly.

Particle board market. Our businesses sell raw and melamine-coated particle board to distributors in Venezuela. Our total particle board sales in 2006 were US$14.6 million compared to US$9.1 million in 2005. This increase in particle board sales was primarily due to higher prices and greater physical sales volume, which stemmed from improved domestic economic conditions.

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

ARGENTINA
PRINCIPAL WOOD PRODUCTS SALES
	Year ended December 31,
(in millions of US$)	2004	2005	2006
Boards
MDF	21.4	28.1	33.1
Particle board	15.8	20.5	23.5
OSB	1.9	2.2	3.2
MDF mouldings	0.2	0.3	0.5

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

We sell particle board and MDF to Argentinean furniture manufacturers through approximately 150 distributors. For the years ended December 31, 2005 and 2006, approximately 69% and 65% of our total sales in the Argentinean market were generated by 20 principal distributors, respectively. The largest customer accounted for approximately 10% of these sales during each of these periods. Masisa’s principal distributors in Argentina are Cencosud S.A., Distribuidora Aglolam S.A., Distribuidora Argentina de Chapas S.A.C., Distribuidora Placasur S.A., Dolinsky S.A., Maderas Amiano S.R.L., Madergold S.A., NBC Maderas S.R.L., Sacheco S.A. and Taru Parq S.R.L.

Given the successful development of Masisa’s Placacentro program in Chile and Peru, Masisa Argentina started to develop this distribution channel in 2000. As of December 31, 2006, 51 stores were managed from Argentina (47 in Argentina, 1 in Uruguay and 3 in Paraguay). Masisa Argentina expects to grow its network by 7 additional stores in Argentina in 2007. For the years ended December 31, 2005 and 2006, approximately 43% of our total sales in Argentina in each year were made through the Argentinean Placacentros network.

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

Masisa is the largest MDF manufacturer in the Argentinean market. Our total MDF board sales in 2006 were US$33.1 million compared to US$28.1 million in 2005. The increase in MDF board sales was due primarily to greater sales volume and higher local prices as a result of strong local demand in 2006. We believe the positive growth trend in the Argentinean economy will continue in the short-term and that the market for wood board products will continue to recover as a result. However, there can be no assurance that the economy will continue to recover or that sales of wood board products will increase as a result. Alto Paraná (Paneles Arauco) and Tableros Guillermina S.A. are our only competitors in the Argentinean MDF market.

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

Our total particle board sales in 2006 increased to US$23.5 million compared to US$20.5 million in 2005, due to strong local demand. The large increases in sales in 2006, 2005 and 2004 follow a steep decline in 2002, when, in order to minimize the impact of the devaluation, Masisa Argentina shifted particle board sales to exports.

Other markets

Colombia

We sell particle board and MDF products in the Colombian market mainly through exports from Venezuela. Our particle board sales in Colombia increased by 23% from US$10.6 million in 2005 to US$13.1 million in 2006. The growth of such sales was principally due to strong demand for particle boards. Our MDF board sales in Colombia increased by 3.1% in dollar terms, from US$11.7 million in 2005 to US$12.1 million in 2006. As in the case of particle board, the increase in MDF board sales was principally due to strong demand.

During 2006, we opened seven Placacentros stores in Colombia. As of December 31, 2006, 28 Placacentros were operating in Colombia.

Perú

We sell particle board and MDF products into the Peruvian market mainly through exports from Chile. We established our Peruvian subsidiary, Masisa Peru, in 1999 to conduct commercial and distribution activities in that country.

Our board sales in Peru increased by 30.2% from US$15.9 million in 2005 to US$20.7 million in 2006. This increase in our board sales was principally due to deeper market penetration through our Placacentro distribution network and the selling and marketing efforts of our MDF board products and strong demand for particle board.

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

Our board sales in Ecuador increased by 32.2% from US$7.4 million in 2005 to US$9.8 million in 2006. The increase in our board sales was principally due to deeper market penetration through our Placacentro distribution network and the selling and marketing efforts of our MDF board products.

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

Approximately 9.8% of our consolidated net sales in 2006 were derived from U.S., Chilean, Mexican, Brazilian, Venezuelan and Argentinean export sales to markets other than United States, Chile, Mexico, Brazil, Venezuela and Argentina, compared to the approximately 10.5% of our consolidated net sales in 2005.

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

Forestry Operations

Overview

We and our forestry subsidiaries manage and operate the cultivation of our tree stock in our nurseries and the planting and management of our forests, log manufacturing, log sales and marketing, log trading, transport and supply chain activities. The logs and other raw materials produced by us and our forestry subsidiaries and affiliates are sold to our production and processing subsidiaries primarily at market conditions in arms-length transactions. Our sales to unaffiliated third parties represented 53.6% and 56.4% of our consolidated forest products sales for the years 2006 and 2005, respectively.

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

	Forestry Assets
(in hectares)	Chile	Argentina	Venezuela	Brazil	Consolidated
Total forestry holdings	143,839	49,177	147,443	34,046	374,505
Owned	143,644	49,177	40,244	31,473	264,537
Rights/Leased	196	-	107,199	2,573	109,968
Total planted land	87,730	35,609	100,682	17,395	241,417
Plantations:					-
Caribbean pine	-	-	100,661	-	100,661
Radiata pine	82,818	-	-	-	82,818
Taeda/elliotti pine	-	12,093	-	16,775	28,868
Eucalyptus	3,947	23,517	-	620	28,084
Oregon pine & others	965	-	21	-	986
To be replanted	4,997	2,313	25,990	3,391	36,690
Protected lands	25,519	4,191	2,065	4,241	36,015
Native forests	18,347	-	-	2,820	21,167
Other (Araucaria conifer)	2,217	-	-	5	2,222
Legal reserve	-	-	-	5,195	5,195
Roads, encampments and other uses	5,029	7,064	18,706	999	31,798

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

Raw Materials and Suppliers

Our principal suppliers in each country in which we have industrial facilities and the products or raw materials they supply to us in connection with our board, solid wood and forestry business are listed in the following table:

PRINCIPAL SUPPLIERS OF RAW MATERIALS & SERVICES

CHILE	PRODUCT	ARGENTINA	PRODUCT
Georgia Pacific Resinas Ltda.	Resins	Impress Diseño Iberia S.A.	Paper
Metso Panelboard A.B.	Machinery & spare parts	Isogama Industria Química Ltda.	Chemicals
Forestal Mininco S.A.	Wood	Lamigraf S.A.	Paper
Siempelkamp Maschinen	Machinery & spare parts	MD Papéis Ltda .	Paper
Aserraderos Arauco S.A.	Wood	MSC	Maritime transport
Empresa Constructora Tecsa S.A.	Assembly services	Resinas Concordia	Resins
Forestal Bio Bio S.A.	Wood	Schattdecor	Paper
Forestal Santa Elena Ltda.	Wood	SIA Ltd.	Sandpaper bands
Kontra Anlagentechnik Gmbh	Machinery & spare parts	Terminal Zárate	Port
Empresa Nacional de Electricidad S.A.	Energy
Servicios Forestales El Bosque S.A.	Machinery
Forestal del Sur S.A.	Wood
Promasa S.A.	Wood
Derquim S.A.	Chemicals
Lamigraf S.A.	Paper
Anthon Gmbh Maschinen & Anlagenbau	Machinery & spare parts
Zanella Eng.Ind.de Maquinas Ltda.	Methalic structures
Ing. y Const. Quezada y Boetsch S.A.	Construction services
CMPC Maderas S A	Wood
Soc. Austral de Electricidad S.A.	Energy

BRAZIL	PRODUCT	MEXICO	PRODUCT
Hexion Química Indústria e Comércio	Resins and Adhesives	Despachos Aduanales Castañeda S.C.	Customs agency
Synteko Produtos Químicos S/A	Resins and Adhesives	Alta Cargo S.A. de C.V.	Logistics
Dynea Brasil S/A	Resins, Adhesives and y impregnated sheets	Dynea México SA de CV	Resins
Coveright Surfaces do Brasil	Impregnated sheets	Comisión federal de Electricidad	Energy
Md Papeis Ltda	Paper	Coveright Canadá	Impregnated paper
Isogama Indústria Química Ltda	Chemicals	Agencia Aduanal Zamudio	Customs agency
Rodo Mar Veículos e Máquinas Ltda	Logistics	Centro de Acopio para Madera	Sawn Lumber / Wood chips
Resinas Internacionais Ltda.	Resins and Adhesives	Despachos Aduanales Castañeda S.C.	Customs agency
Lamigraf S.A.	Paper	Alta Cargo S.A. de CV	Logistics
Imbau Transportes E Serviços Ltda	Logistics	Juan C. Balerio	Sawn Lumber
Bayer S/A	Resins and Adhesives	Melfi Marin (Agnamex)	Maritime transport
Rafter Serviços Ltda.	Transport	Maersk	Maritime transport
TSG Ltda - Tecnologia em Serviços	Cleaning services	Hamburg Sud	Maritime transport
Schattdecor do Brasil Industria	Paper	Costa Container	Maritime transport
Gordo Transportes Ltda	Transport

BRAZIL	PRODUCT	MEXICO	PRODUCT
Unimed	Health services

VENEZUELA	PRODUCT
Servicios y Mantenimiento Macapaima, C.A.	Equipment rental
Consorcio Vettor, C.A.	Transport
Transporte at Mantis, C.A.	Transport
Servicios Madereros Carmen, C.A.	Personnel service - Outsourcing
Serviequipos Roraima, C.A.	Equipment rental
Construcciones 2e-b, C.A.	Personnel service - Outsourcing
Corporación Venezolana de Sum.y Serv., S.A.	Harvest services
Orinoco Express, C.A.	Transport
Transporte Sánchez Polo de Venezuela, C.A.	Transport
Servicios Evcaven, C.A.	Cleaning services
PDVSA-GAS, S.A.	Gas supply
CVG Electrificación del Carona, C.A.	Energy
Teléfonos de Venezuela (CANTV)	Telecommunications
Transporte El Pinar, C.A.	Transport
Técnicas Forestales y Agroambientales R.T.B.R, C.A.	Fire protection services

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

Item 5. Operating and Financial Review and Prospects

Introduction

Operating and Financial Review and Prospects begins with a brief Overview of our business and products, the most important events affecting our financial performance for the years ended December 31, 2006, 2005 and 2004 and other issues which are material to a reader’s understanding of the information presented in this section. The Overview concludes with our business outlook for 2007 and an overview of significant factors affecting the comparability of our historical results of operations and financial condition for each of the periods compared in our Results of Operations discussion. This is followed by a discussion of our Results of Operations for the year ended December 31, 2006 compared to the same period in 2005 and for the year ended December 31, 2005 compared to the same period in 2004. The next section provides an analysis of our Liquidity and Capital Resources, including changes in our balance sheet and cash flows, and discusses our financial commitments. The last two sections discuss the impact of currency devaluation on our results and our critical accounting policies.

The following discussion is based upon, and should be read in conjunction with, our audited consolidated financial statements, including the notes thereto, included elsewhere in this document. This section contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in the “—Business outlook” section. These uncertainties and risk factors could cause actual results to differ materially from those described in the forward-looking statements.

Overview

Business and products

•	Our primary source of revenue is the sale of MDF, particle board, mouldings, sawn lumber, OSB and solid wood doors.

Our business strategy is to be an integrated Latin American wood boards for furniture products company with plantations in rapid growth regions, a competitive industrial capacity, a strong distribution channel in Latin America. We have production facilities in five of our principal markets —Chile, Argentina, Brazil and Venezuela and Mexico — with access to environmentally-friendly, long-term, low-cost supplies of wood, principally in Chile, Argentina and Brazil. Although we also export to other Latin American and world-wide markets, our performance in our principal markets is, and will continue to be, fundamental to our strategy and results of operations. In an effort to diversify, we have recently expanded our distribution channels to non-principal markets, such as Peru, Ecuador and Colombia, by opening new commercial offices and increasing the number of Placacentro stores throughout Latin America. We are also actively seeking to incorporate into our product mix higher margin products such as melamine-laminated panels and expand into new products that have significant synergies with our core boards business. For example, in November 2006, we started a Placacentro network consolidated purchasing scheme within Mexico, managed by Masisa, which seeks to supply these stores with highly competitive complimentary products for the furniture industry, such as hardware, adhesives, paintings and lacquer. The objective is to expand through Latin America during 2007.

•	Demand for our products is principally driven by the construction and furniture industries.

Demand for our products is significantly influenced by growth in the construction and furniture industries, which are highly correlated with regional economic conditions. Our most important market currently is the United States, where we have observed a downturn in the construction industry that has negatively affected our commercial operations in that market, especially affecting OSB and moulding prices. Latin America, our primary market for boards, has recently shown strong economic growth resulting in increased market demand and pricing for our board products.

•	Most of our products are commodity products which are currently benefiting from a global high cycle for commodities

Most of our products have experienced increased demand as a result of the global increase in demand for commodity products. Although this trend may prompt our competitors to add new capacity in the regions where we produce and sell our products, we do not expect such additional capacity to exceed the increased demand. For OSB, the increase in demand in recent years was accompanied by new added capacity, particularly in the United States, that when coupled with the recent downturn in the construction industry has led to a large decrease in OSB prices. As a result, we have shifted our OSB selling efforts toward the Brazilian market, Asia and Eastern Europe. Because our products are commodity products, prices are subject to certain volatility, and we have limited control over the degree and timing of price fluctuations of our products.

•	Our strategy is to balance our sales in a number of markets representing a portfolio of currencies.

The majority of our sales and transactions are indexed to U.S. dollars in the medium-term. This means that in the short-term, a Latin American currency appreciation can significantly increase our sales when translated into U.S. dollars. In contrast, devaluation in a Latin American currency decreases our local performance, but can significantly increase our competitiveness and ability to export to the United States and other export markets.

Impact of general economic conditions

As explained above, regional economic conditions have a significant impact on our results of operations. The table below presents the GDP growth rates for each of our most important markets in addition to forecasts by the International Monetary Fund for growth in 2007.

	Year ended December 31,				Forecast*
	2004	2005	2006		2007
United States	3.9%	3.2%	3.3%		2.2%
Chile	6.0%	5.7%	4.0%		5.2%
Argentina	9.0%	9.2%	8.5	%(*)	7.5%
Venezuela	18.3%	10.3%	10.3%		6.2%
Brazil	5.7%	2.9%	3.7%		4.4%
Mexico	4.2%	2.8%	4.8%		3.4%

Source: International Monetary Fund, World Economic Outlook, Globalization and Inflation, April 2007

* IMF staff estimates.

Business outlook

We do not expect significant changes in market conditions during 2007. In addition, we expect continued economic stability in Latin America due to the strong cycle for commodities. This should positively affect the demand for our board products in these markets. Regarding our export business to the United States, we believe that the slowdown in the construction sector will continue during 2007, thus negatively affecting our moulding and OSB businesses. We do not foresee signs of recovery for these businesses in the short-term.

However, several factors could negatively impact our performance during 2007. Prices for our products periodically fluctuate in “price cycles,” which are highly unpredictable. A decline in the housing market could affect demand for our products and reduce prices. Higher oil prices could result in further increases in the cost of resin, an important raw material for boards’ production, which could negatively affect our costs. Additionally, increased oil prices affect energy prices which could further increase our costs. The appreciation of local currencies where we operate, particularly the Brazilian reales and the Chilean peso, against the U.S. dollar could negatively affect our export business.

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

Year ended December 31, 2006:

•
Continued market strength in all our board markets, coupled with successful marketing efforts, allowed us to transfer cost increases into prices to our customers, which resulted in the recovery of operating margins during the second half of 2006.

•	Slowdown of the U.S. construction sector, coupled with an oversupply condition in the U.S. finger-joint and OSB markets, leading to lower prices for our products.

•	High and steadily rising oil prices during the first half of 2006, leading to further price increases for the adhesives we use to manufacture board products.

•	Higher non-recurring expenses mainly due to increased control procedures related to the merger of Masisa and Terranova in 2005.

•	Currency appreciation, particularly in Brazil and Chile, increasing labor and other local raw material costs.

Year ended December 31, 2005:

•	High and steadily rising oil prices during 2005, leading to further price increases for the adhesives we use to manufacture board products.

•	Currency appreciation, particularly in Chile and Brazil, increasing labor and other local raw material costs.

•	Higher administrative and sales expenses, mainly due to the merger between Masisa and Terranova during 2005.

•	Continued market strength in all our board markets.

•	Oversupplied conditions in the U.S. finger-joint market, leading to lower prices but partially recovering by the end of the year.

Year ended December 31, 2004:

•	Higher OSB prices cycles in the United States during the first quarter of 2004, declining moderately in the second and third quarter and increasing again in the fourth quarter.

•	Strong demand and high prices for MDF mouldings in the United States, particularly during the second and third quarters of 2004.

•	Economic recovery in Argentina, strong growth in Brazil’s economy, and significant growth in each of Mexico and Chile, thereby improving demand for our products.

•	High and steadily rising oil prices during 2004, leading to price increases for the adhesives we use to manufacture board products.

•	High freight costs resulting from high oil prices and scarcity of container and shipping availability.

Results of Operations

Consolidated

The discussion below analyzes and compares on a consolidated level the period-on-period comparisons of our results of operation for the year ended December 31, 2006 to 2005 and the year ended December 31, 2005 to 2004. A more detailed understanding of our business segments and product performance can be obtained by reading the geographic segments and product sections that follow. The following table summarizes our consolidated financial results for the indicated periods. Under Chilean GAAP, the merger between Masisa S.A. and Terranova S.A. has been accounted for as a merger of commonly controlled companies on a prospective basis as of January 1, 2005. As such, the historical financial statements for the periods prior to the merger are not restated under Chilean GAAP.

	Year ended December 31,
(in millions of US$, except percentages)	2004	2005	2006
Net sales	651.0	744.0	886.5
Gross margin	189.2	192.1	207.6
Operating income	95.1	79.5	83.6
Non-operating results	(11.2)	(47.6)	(41.4)
Net income(1)	56.8	24.4	29.5
Depreciation, amortization and depletion(2)	70.6	75.0	70.2
Physical volume sales (thousands of cubic meters)(3)	3,788.4	3,696.4	4,122.4
Average price per cubic meter (US$)(3)	166	196	211
Net sales growth %	35.6%	14.3%	19.2%
Gross margin %*	29.1%	25.8%	23.4%
Operating income margin %*	14.6%	10.7%	9.4%
Net income margin %*	8.7%	3.3%	3.3%

*	Amounts are expressed as percentages of net sales.

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

Year ended December 31, 2006 compared to 2005

Net sales increased 19.2% to US$886.5 million in 2006 compared to US$744.0 million in 2005. The increase was due mainly to strong or moderate growth in net sales across all our geographic segments and for most of our products, with the exception of OSB. The average price of our principal wood products per cubic meter in 2006 was US$211 compared to US$196 per cubic meter in 2005. Consolidated sales of our principal wood products by physical volume decreased by 11.5% to 4,122.4 thousand cubic meters in 2006 compared to 3,696.4 thousand cubic meters in 2005.

Gross margin increased from US$192.1 million in 2005 to US$207.6 million in 2006, but decreased as a percentage of net sales from 26.1% of net sales in 2005 to 23.4% in 2005 due to higher raw material and energy costs which lead to higher average costs of sales.

Selling and administrative expenses totaled US$124.0 million, or 14.0% of net sales, in 2006, representing a 10.1% increase from US$112.6 million, or 15.1% of net sales, in 2005. This increase was due primarily to increased sales, local currency appreciation and merger related expenses.

Operating income increased by 5.2% to US$83.6 million, or 9.4% of net sales, in 2006 compared to US$79.5 million, or 10.7% of net sales, in 2005. The increase in operating income is attributable mainly to higher sales. However, the decrease in operating income to sales is mainly explained by higher cost of goods sold and selling and administrative expenses, which offset partially higher sales.

	Year ended December 31,
(in millions of US$)	2005	2006
NON-OPERATING RESULTS
Financial income	3.9	8.7
Share of income from unconsolidated affiliates	0.7	0.6
Other non-operating income	2.8	6.9
Amortization of goodwill	(0.8)	(0.1)
Amortization of negative goodwill	3.4	4.6
Financial expenses	(38.8)	(35.4)
Other non-operating expenses	(8.4)	(15.9)
Price-level restatements	0	0.6
Foreign exchange (losses) gains	(10.4)	(11.5)
Non-operating results	(47.6)	(41.5)

Non-operating results improved from a loss of US$47.6 million in 2005 to a loss of US$41.5 million in 2006. Foreign exchange losses were US$11.5 million in 2006 compared to a foreign exchange loss of US$10.4 million in 2005. The foreign exchange loss in 2006 was due principally to the effect of the appreciation of the Chilean peso on our debt denominated in UF. We use derivative instruments, such as swaps or cross currency contracts, which are based directly or indirectly upon interest rates and currencies, to manage and reduce the risk inherent in currency and interest rate fluctuations. Financial income increased 121.3% from US$3.9 million in 2005 to US$8.7 million in 2006 due to higher interest earning cash balances. Share of income from unconsolidated affiliates decreased 14.9% from US$0.7 million in 2005 to US$0.6 million in 2006. Other non-operating income increased 146.4% from US$2.8 million in 2005 to US$6.9 million in 2006 due to a non-recurring gain on fixed asset revaluation impairment for approximately US$3.0 million in 2006. Amortization of goodwill decreased 89.3% from US$(0.8) million in 2005 to US$(0.1) million in 2006. Amortization of negative goodwill increased 34.4% from US$3.4 million in 2005 to US$4.6 million in 2006. Financial expenses decreased 8.7% from US$38.8 million in 2005 to US$35.4 million in 2006 mainly due to reduced levels of debt and successful debt refinancing efforts. Other non-operating expenses increased 89.3% from US$8.4 million in 2005 to US$15.9 million in 2006 due to (i) asset write-offs for US$ 1.4 million, (ii) provisions related to our Venezuelan moulding plant for US$2.2 million and (iii) a termination payment and sawmill repair costs of US$4.8 million which were payable to Proforca (CVG Productos Forestales de Oriente, C.A.), a large Venezulean public company in the forestry sector, in connection the cancellation of a lease for a sawmill in Venezuela

Minority interest benefit was US$10.7 million in 2006 compared to a benefit of US$5.7 million in 2005. This increase in minority interest benefit in 2006 reflects primarily losses at our Venezuelan subsidiaries and the purchase of a significant part of the minority interest in Forestal Tornagaleones S.A., and the resulting elimination of the associated minority interest expense.

Income tax expense increased 71.4% to US$23.3 million in 2006 compared to US$13.6 million in the year 2005.

We reported net income of US$29.5 million, or 3.3% of net sales, in 2006 compared to net income of US$26.4 million, or 3.5% of net sales, in 2005.

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

	Year ended December 31,
(in millions of US$)	2004	2005
NON-OPERATING RESULTS
Financial income	1.9	3.9
Share of income from unconsolidated affiliates	1.3	0.7
Other non-operating income	47.3	2.8
Amortization of goodwill	(0.8)	(0.8)
Amortization of negative goodwill	3.3	3.4
Financial expenses	(39.3)	(38.8)
Other non-operating expenses	(21.8)	(8.4)
Price-level restatements	0.5	0
Foreign exchange (losses) gains	(3.7)	(10.4)
Non-operating results	(11.2)	(47.6)

Non-operating results worsened from a loss of US$11.2 million in 2004 to a loss of US$47.6 million in 2005. Foreign exchange losses were US$10.4 million in 2005 compared to a foreign exchange loss of US$3.7 million in 2004. The foreign exchange loss in 2005 was due principally to the effect of the appreciation of the Chilean peso on our debt denominated in UF. We use derivative instruments, such as swaps or cross currency contracts, which are based directly or indirectly upon interest rates and currencies, to manage and reduce the risk inherent in currency and interest rate fluctuations. Financial income increased 105.2% from US$1.9 million in 2004 to US$3.9 million in 2005 due to higher interest earning cash balances. Share of income from unconsolidated affiliates decreased 46.2% from US$1.3 million in 2004 to US$0.7 million in 2005. Other non-operating income decreased 94.1% from US$47.3 million in 2004 to US$2.8 million in 2005 due to a non-recurring gain on the sale of mainly forestry assets for approximately US$44.3 million in 2004. Amortization of goodwill was flat in 2005, compared to the same period in 2004. Amortization of negative goodwill increased 3.0% from US$3.3 million in 2004 to US$3.4 million in 2005. Financial expense decreased 1.3% from US$39.3 million in 2004 to US$38.8 million in 2005 mainly due to reduced levels of debt. Other non-operating expenses decreased 61.5% from US$21.8 million in 2004 to US$8.4 million in 2005 due to (i) a provision for idle assets recognized by the company during the fourth quarter of 2004; and (ii) a provision for a non-operational doubtful account in 2004; partially offset by the expenses incurred, as well as depreciation and amortization generated by the temporary shutdown of Masisa’s industrial plants during 2005.

Minority interest benefit was US$5.7 million in 2005 compared to an expense of US$15.4 million in 2004. This reflects primarily losses at our Venezuelan subsidiaries and the incorporation of the former Masisa into and with the Company during 2005, as well as the purchase of a significant part of the minority interest in Forestal Tornagaleones S.A., and the resulting elimination of the associated minority interest expense.

Income tax expense increased 16.1% to US$13.6 million in 2005, compared to US$11.7 million in the year 2004.

We reported net income of US$26.4 million, or 3.5% of net sales, in 2005 compared to net income of US$56.8 million, or 8.7% of net sales, in 2004. However, these results are not comparable due to the incorporation of the former Masisa into and with the Company and the resulting elimination of the associated minority interest expense.

Geographic segments

The discussion below analyzes and compares our results of operations by geographic segments based on the location in which the sale is originated, as reported in Note 23(2)(e) of the audited consolidated financial statements appearing elsewhere in this document, for the years ended December 31, 2004, 2005 and 2006. However, you should also note that in October 2006 we undertook a review of our competitive strategy and identified our wood boards business as our core business and we are currently in the process of implementing, but have not yet completed, the reorganization of our business into four business units: the wood boards business unit, the forestry business unit, the solid wood business unit and the retail business unit.

You should also note that some of our geographic segments include significant inter-company sales, especially in Chile, Brazil and Venezuela. To better understand our business and results of operations we have included inter-company sales separately in the tables below.

Years ended December 31, 2006, 2005 and 2004 compared by geographic segment

United States

	Year ended December 31,
(in millions of US$, except percentages)	2004	2005	2006
Net Sales to Third Parties	139.6	191.5	211.8
Inter-company Sales	—	—	—
Net Sales	139.6	191.5	211.8
Gross Margin	15.6	15.0	17.1

Selling and Administrative Expenses	(8.9)	(13.0)	(13.5)
Operating Income	6.7	2.0	3.6
Depreciation, amortization and depletion(1)	0.7	0.7	0.6

Net Sales Growth %	—	37.2%	10.6%
Gross Margin % *	11.2%	7.8%	8.1%
Operating Income Margin % *	4.8%	1.0%	1.7%

*	Amounts are expressed as percentages of net sales.

(1)
Depletion, which is included in costs of sales, consists of costs attributed to timber harvested and are determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. See Note 2, i) to our audited consolidated financial statements appearing elsewhere in this document.

Year ended December 31, 2006 compared to 2005. In the United States, net sales increased 10.6% to $211.8 million in 2006 compared to US$191.5 million in 2005. The sales increase was due mainly to the strong growth in physical volume of sales of MDF mouldings and solid wood doors, and better average pricing of finger-joint mouldings. This increase was partially offset by a drop in OSB sales volume. Gross margin increased 14% due to higher net sales, as well as an improved mix of higher margin products sold to customers. Gross margin as a percent of sales increased due to greater growth in higher margin products, such as solid wood doors and finger-joint mouldings, as well as a reduction in the volume of sales of lower priced OSB in the United States. Due to higher volumes, higher finger-joint moulding average prices, and a drop in selling and administrative expenses as a percentage of net sales, operating income increased US$1.5 million, or 0.7% of net sales, in 2006.

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

Chile

	Year ended December 31,
(in millions of US$, except percentages)	2004	2005	2006
Net Sales to Third Parties	134.7	138.1	168.4
Inter-company Sales	103.6	107.4	142.3
Net Sales	238.3	245.6	310.7
Gross Margin	57.0	53.8	64.4

Selling and Administrative Expenses	(36.1)	(35.6)	(47.2)
Operating Income	20.8	18.2	17.2
Depreciation, amortization and depletion(1)	26.7	26.3	23.7

Net Sales Growth %	—	3.1%	26.5%
Gross Margin % *	23.9%	21.9%	20.7%
Operating Income Margin % *	8.7%	7.4%	5.5%

*	Amounts are expressed as percentages of net sales.

(1)
Depletion, which is included in costs of sales, consists of costs attributed to timber harvested and are determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. See Note 2 to our audited consolidated financial statements appearing elsewhere in this document.

Year ended December 31, 2006 compared to 2005. In Chile, net sales increased 26.5% to US$310.7 million in 2006 compared to US$245.6 million in 2005. This was mainly due to higher physical volume of sales and higher prices of MDF board as well as higher sales of particle board in the local Chilean market.

Gross margin increased to US$64.4 million, or 20.7% of net sales, in 2006 compared to US$53.8 millions or 21.9% of net sales, in 2005. The decrease in gross margin as a percentage of net sales was due primarily to increased costs due to higher prices of wood, resin and energy, and the appreciation of the Chilean peso. Operating income decreased to US$17.2 million, or 5.5% of net sales, in 2006 compared to US$18.2 million, or 7.4% of net sales, in 2005. This decrease was due to lower gross margin as well as higher selling and administrative expenses.

Year ended December 31, 2005 compared to 2004. In Chile, net sales increased 3.1% to US$245.6 million in 2005 compared to US$238.3 million in 2004. This was mainly due to higher physical volume sales and prices of particle board in the local market and higher physical volume export sales of MDF moulding to the United States, partially offset by lower physical volume sales of finger-joint mouldings. Gross margin decreased to US$53.8 million, or 21.9% of net sales in 2005 compared to US$57.0 million or 23.9% of net sales in 2004. The decrease in gross margin is due primarily to increase costs due to higher prices of wood, resin and energy, and the appreciation of the Chilean peso. Operating income decreased slightly to US$18.2 million or 7.4% of net sales in 2006, compared to US$20.8 million or 8.7% of net sales in 2005. This decrease is due mainly to lower gross margin partially offset by lower selling and administrative expenses.

Brazil

	Year ended December 31,
(in millions of US$, except percentages)	2004	2005	2006
Net Sales to Third Parties	117.9	102.5	135.5
Inter-company Sales	36.5	54.0	50.8
Net Sales	154.4	156.4	186.3
Gross Margin	53.9	35.6	40.3

Selling and Administrative Expenses	(11.8)	(14.5)	(16.9)
Operating Income	42.1	21.1	23.4
Depreciation, amortization and depletion(1)	16.1	19.5	18.4

Net Sales Growth %	-	1.3%	19.1%
Gross Margin % *	34.9%	22.7%	21.6%
Operating Income Margin % *	27.3%	13.5%	12.6%

*	Amounts are expressed as percentages of net sales.

(1)
Depletion, which is included in costs of sales, consists of costs attributed to timber harvested and are determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. See Note 2 to our audited consolidated financial statements appearing elsewhere in this document.

Year ended December 31, 2006 compared to 2005. In Brazil, net sales increased 19.1% to US$186.3 million in 2006 compared to US$156.4 million in 2005. The increase was mainly due to higher prices in the local Brazilian boards market and a shift in our MDF product mix to higher priced laminated MDF. The increase in sales was also due to the appreciation of the Brazilian reales. Gross margin increased to US$40.3 million, or 21.6% of net sales, for the year ended December 31, 2006 compared to US$35.6 million, or 22.7% of net sales, for the same period in 2005. Operating income increased to US$23.4 million, or 12.6% of net sales, in 2006 compared to US$21.1 million, or 13.5% of net sales, in 2005. The increase in operating income is attributable to higher gross margin.

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

Venezuela

	Year ended December 31,
(in millions of US$, except percentages)	2004	2005	2006
Net Sales to Third Parties	45.0	70.7	98.2
Inter-company Sales	36.9	28.8	28.2
Net Sales	82.0	99.5	126.4
Gross Margin	17.8	18.6	23.9

Selling and Administrative Expenses	(13.5)	(15.1)	(17.6)
Operating Income	4.4	3.5	6.3
Depreciation, amortization and depletion(1)	15.2	16.6	16.3

Net Sales Growth %	—	21.5%	27.0%
Gross Margin % *	21.7%	18.7%	18.9%
Operating Income Margin % *	5.3%	3.5%	5.0%

*	Amounts are expressed as percentages of net sales.

(1)
Depletion, which is included in costs of sales, consists of costs attributed to timber harvested and are determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. See Note 2 to our audited consolidated financial statements appearing elsewhere in this document.

Year ended December 31, 2006 compared to 2005. In Venezuela, net sales increased 27.0% to US$126.4 million in 2006 compared to US$99.5 million in 2005. This increase was mainly due to higher physical volume of sales in the local board market, which resulted in higher average prices compared to our export prices, and, to a lesser extent increased physical volume of sales of sawn lumber. Gross margin increased 28.5% in 2006 to US$23.9 million, or 18.9% of net sales, compared to US$18.6 million, or 18.7% of net sales, in 2005. This increase was mainly due to higher net sales which were partially offset by increased production costs due to higher resin prices. Operating income increased to US$6.3 million, or 5.0% of net sales, in 2006 compared to US$3.5 million, or 3.5% of net sales, in 2005. The decrease in operating income is attributable to higher selling and administrative expenses as a result of a new collective labor agreement and higher inland freight costs, which were partially offset by a higher gross margin.

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

Mexico

	Year ended December 31,
(in millions of US$, except percentages)	2004	2005	2006
Net Sales to Third Parties	103.5	113.3	118.3
Inter-company Sales	0.2	0.2	0.2
Net Sales	103.7	113.5	118.5
Gross Margin	18.0	17.8	19.0

Selling and Administrative Expenses	(10.8)	(17.1)	(12.2)
Operating Income	7.3	0.7	6.8
Depreciation, amortization and depletion(1)	1.5	1.8	1.5

Net Sales Growth %	—	9.5%	4.4%
Gross Margin % *	17.4%	15.7%	16.0%
Operating Income Margin % *	7.0%	0.6%	5.7%

*	Amounts are expressed as percentages of net sales.

(1)
Depletion, which is included in costs of sales, consists of costs attributed to timber harvested and are determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. See Note 2 to our audited consolidated financial statements appearing elsewhere in this document.

Year ended December 31, 2006 compared to 2005. In Mexico, net sales increased 4.4 % to US$118.5 million in 2006 compared to US$113.5 million in 2005. This increase was mainly due to a higher prices and higher physical volume of sales of MDF and of particle board which were partially offset by lower physical volume of sales in sawn lumber. Gross margin increased to US$19.0 million, or 16.0% of net sales, in 2006 compared to US$17.8 million, or 15.7% of net sales, in 2005. This increase was mainly due to higher net sales which were partially offset by higher raw material costs and provisions for a deficit in inventories. Operating income increased to US$6.8 million, or 5.7% of net sales, in 2006 compared to US$0.7 million, or 0.6% of net sales, in 2005. This increase in operating income was due to increased selling and administrative expenses control.

Year ended December 31, 2005 compared to 2004. In Mexico, net sales increased 9.5 % to US$113.5 million in 2005 compared to US$103.7 million in 2004. The increase was mainly due to a higher prices and physical volume sales of MDF and particle board offset by lower physical volume sales in sawn lumber. Gross margin decreased to US$17.8 million, or 15.7% of net sales, in 2005 compared to US$18.0 million, or 17.4% of net sales, in 2004. This decrease was mainly due to higher raw material costs and provisions for a deficit in inventories which were partially offset by higher net sales. Operating income decreased to US$0.7 million, or 0.6% of net sales, in 2005 compared to US$7.3 million, or 7.0% of net sales, in 2004. This decrease in operating income was due to higher selling and administrative expenses as a result of higher sales commissions, provisions for employees’ benefits (profit sharing), and provisions for a doubtful receivables account.

Argentina

	Year ended December 31,
(in millions of US$, except percentages)	2004	2005	2006
Net Sales to Third Parties	77.7	81.5	96.9
Inter-company Sales	12.2	23.4	25.3
Net Sales	90.0	104.9	122.2
Gross Margin	23.2	29.0	33.6

Selling and Administrative Expenses	(8.6)	(9.5)	(10.2)
Operating Income	14.6	19.5	23.4
Depreciation, amortization and depletion(1)	11.0	10.0	9.6

Net Sales Growth %	—	16.6%	16.5%
Gross Margin % *	25.8%	27.6%	27.5%
Operating Income Margin % *	16.3%	18.6%	19.1%

*	Amounts are expressed as percentages of net sales.

(1)
Depletion, which is included in costs of sales, consists of costs attributed to timber harvested and are determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. See Note 2 to our audited consolidated financial statements appearing elsewhere in this document.

Year ended December 31, 2006 compared to 2005. In Argentina, net sales increased 16.5% to US$122.2 million in 2006 compared to US$104.9 million in 2005. This increase was mainly due to continued improvement in the Argentinean local market as a result of the economic recovery and higher prices and export sales in regional markets which were partially offset by weaker export sales of MDF mouldings to the United States. The improved local market for boards has allowed us to reduce our lower margin export sales, leading to improved board pricing. Gross margin increased to US$33.6 million, or 27.5% of net sales, in 2006 compared to US$29.0 million, or 27.6% of net sales, in 2005. This increase was mainly due to higher net sales, as discussed above, which were partially offset by increased cost of sales due to higher resin, wood and energy prices. Operating income increased to US$23.4 million, or 19.1% of net sales, in 2006 compared to US$19.5 million, or 18.6% of net sales, in 2005. The increase in operating income was attributable to higher sales and gross margin which was partially offset by a moderate increase in selling and administrative expenses due to, among other things, higher export expenses.

Year ended December 31, 2005 compared to 2004. In Argentina, net sales increased 16.6% to US$104.9 million in 2005 compared to US$90.0 million in 2004. The increase was mainly due to continued improvement in the Argentinean local market as a result of the economic recovery and higher prices and export sales in regional markets which were partially offset by weaker export sales of MDF mouldings to the United States. The improved local market for boards has allowed us to reduce our lower margin export sales, leading to improved board pricing. Gross margin increased to US$29 million, or 27.6% of net sales, in 2005 compared to US$23.2 million, or 25.8% of net sales, in 2004. This increase was mainly due to higher net sales, as discussed above, which were partially offset by increased cost of sales due to higher resin, wood and energy prices. Operating income increased to US$19.5 million, or 18.6% of net sales, in 2005 compared to US$14.6 million, or 16.3% of net sales, in 2004. The increase in operating income was attributable to higher sales and gross margin partially offset by a moderate increase in selling and administrative expenses due to, among other things, higher export expenses.

Product sections

MDF

	Year ended December 31,
	2004	2005	2006
Net sales (millions of US$)	215.9	250.2	319.6
Physical volume sales (thousands of cubic meters)	931.6	880.9	978.2
Average price per cubic meter (US$)	232	284	327
% of consolidated net sales	33.2%	33.6%	36.1%

Net sales growth %	-	15.9%	27.7%
Volume growth %	-	(5.4)%	11.0%
Price change %	-	22.6%	15.1%

Year ended December 31, 2006 compared to 2005. MDF sales generated US$319.6 million, or 36.1% of our total net sales, in 2006 compared to US$250.2 million, or 33.6% of total net sales, in 2005. MDF physical volume of sales increased by 11.0% from 880.9 thousand cubic meters in 2005 to 978.2 thousand cubic meters in 2006. This increase was mainly attributable to greater use of raw MDF for MDF mouldings and higher physical volume of sales in all our Latin American markets due to the strong demand resulting from the improved performance of the construction sector in the region. Average prices in U.S. dollars for our consolidated MDF sales increased 15.1% to US$327 per cubic meter in 2006 compared to US$284 in 2005. We were able to transfer part of the cost pressures we faced during the first half of 2006 into prices increases given the strong demand in all our Latin American markets.

Year ended December 31, 2005 compared to 2004. MDF sales generated US$250.2 million, or 33.6% of our total net sales, in 2005 compared to US$215.9 million, or 33.2% of total net sales, in 2004. MDF physical volume of sales decreased by 5.4% from 931.6 thousand cubic meters in 2004 to 880.9 thousand cubic meters in 2005. This decrease was mainly attributable to greater use of raw MDF for MDF mouldings and lower physical volume of sales in the Brazilian market which was partially offset by higher physical volume sales in the Venezuelan market. Average prices in U.S. dollars for our consolidated MDF sales increased 22.6% to US$284 per cubic meter in 2005 compared to US$232 in 2004. This increase in MDF prices was mainly due to an increase in market prices for MDF in all of our principal markets.

Particle board

	Year ended December 31,
	2004	2005	2006
Net sales (millions of US$)	125.9	154.0	187.5
Physical volume sales (thousands of cubic meters)	649.7	700.1	763.7
Average price per cubic meter (US$)	194	220	246
% of consolidated net sales	19.3%	20.7%	21.2%

Net sales growth %	-	22.4%	21.7%
Volume growth %	-	7.8%	9.1%
Price change %	-	13.6%	11.8%

Year ended December 31, 2006 compared to 2005. Particle board sales generated US$187.5 million, or 21.2% of our total net sales, in 2006 compared to US$154.0 million, or 20.7% of total net sales, in 2005. Particle board physical volume of sales increased by 9.1% from 700.1 thousand cubic meters in 2005 to 763.7 thousand cubic meters in 2006. The increase in physical volume of sales was mainly attributable to improved overall market conditions in our local markets, except for a small decrease in Brazil’s physical volume of sales. Average prices in U.S. dollars for our consolidated particle board sales increased 11.8% to US$246 per cubic meter in 2006 compared to US$220 in 2005. The increase in particle board prices was mainly due to improved local market conditions in all our Latin American markets, which allowed us to transfer cost increases into the prices we charged for particle board products starting in the second quarter of 2006.

Year ended December 31, 2005 compared to 2004. Particle board sales generated US$154.0 million, or 20.7% of our total net sales, in 2005 compared to US$125.9 million, or 19.3% of total net sales, in 2004. Particle board physical volume of sales increased by 7.8% from 649.7 thousand cubic meters in 2004 to 700.1 thousand cubic meters in 2005. This small increase in physical volume of sales is mainly attributable to improved overall market conditions in our local markets, except for a small decrease in Brazil’s physical volume of sales. Average prices in U.S. dollars for our consolidated particle board sales increased 13.6% to US$220 per cubic meter in 2005 compared to US$194 in 2004. This increase in particle board prices was mainly due to improved local market conditions in Brazil and Chile that allowed us to reduce lower margin export sales.

Finger-joint mouldings

	Year ended December 31,
	2004	2005	2006
Net sales (millions of US$)	81.5	83.1	94.1
Physical volume sales (thousands of cubic meters)	171.6	180.0	190.4
Average price per cubic meter (US$)	474	462	494
% of consolidated net sales	12.5%	11.2%	10.6%

Net sales growth %	-	2.0%	13.2%
Volume growth %	-	4.8%	5.8%
Price change %	-	(2.7)%	6.9%

Year ended December 31, 2006 compared to 2005. Finger-joint moulding sales generated US$94.1 million, or 10.6% of our total net sales, in 2006 compared to US$83.1 million, or 11.2% of net sales, in 2005. Finger-joint moulding physical volume of sales increased by 5.8% from 180.0 thousand cubic meters in 2005 to 190.4 thousand cubic meters in 2006. Average prices in U.S. dollars for our consolidated finger-joint moulding sales increased 6.9% to $494 per cubic meter in 2006 compared to US$462 in 2005. Despite the slowdown in the construction of new houses in the United States, we observed increased finger-joint moulding prices and volume during 2006. This was mainly explained by higher demand by distributors who were increasing their extraordinary low inventory levels.

Year ended December 31, 2005 compared to 2004. Finger-joint moulding sales generated US$83.1 million, or 11.2% of our total net sales, in 2005 compared to US$81.5 million, or 12.5% of total net sales, in 2004. Finger-joint moulding physical volume of sales increased by 4.8% from 171.6 thousand cubic meters in 2004 to 180.0 thousand cubic meters, in 2005. This increase in physical volume was mainly attributable to increased sales focus and new customers. Average prices in U.S. dollars for our consolidated finger-joint moulding sales declined 2.7% to $462 per cubic meter in 2005 compared to US$474 in 2004. This decline in finger-joint prices was mainly due to increased industry capacity and our distributors’ high inventory levels. The majority of finger-joint moulding production sold by Masisa USA was produced by us.

OSB

	Year ended December 31,
	2004	2005	2006
Net sales (millions of US$)	53.4	59.7	48.3
Physical volume sales (thousands of cubic meters)	241.6	261.1	219.9
Average price per cubic meter (US$)	221	229	220
% of consolidated net sales	8.2%	8.0%	5.4%

Net sales growth %	-	11.8%	(19.1%)
Volume growth %	-	8.1%	(15.8%)
Price change %	-	3.4%	(3.9%)

Year ended December 31, 2006 compared to 2005. OSB sales generated US$48.3 million, or 5.4% of our total net sales, in 2006 compared to US$59.7 million, or 8.0% of total net sales, in 2005. OSB physical volume of sales decreased by 15.8% from 261.1 thousand cubic meters in 2005 to 219.9 thousand cubic meters in 2006, mainly due to lower physical volume of sales in the United States resulting from the slowdown in the construction sector. Average prices in U.S. dollars for our consolidated OSB sales decreased 3.9% to US$220 per cubic meter in 2006 compared to US$229 in 2005. This decrease in OSB prices was mainly due to the slowdown in the construction sector in the United States, coupled with increased OSB production capacity in North America which added to the abundant supply of OSB.

Year ended December 31, 2005 compared to 2004. OSB sales generated US$59.7 million, or 8.0% of our total net sales, in 2005 compared to US$53.4 million, or 8.2% of total net sales, in 2004. OSB physical volume sales increased by 8.1% from 241.6 thousand cubic meters in 2004 to 261.1 thousand cubic meters in 2005 mainly due to increased physical sales volume in the United States. This year was the first year that Masisa USA marketed OSB with the initial sales completed in February. Average prices in U.S. dollars for our consolidated OSB sales increased 3.4% to US$229 per cubic meter in 2005 compared to US$221 in 2004. This increase in OSB prices was mainly due to an increase in the Brazilian market price, offset by a lower price cycle in the United States.

Sawn lumber

	Year ended December 31,
	2004	2005	2006
Net sales (millions of US$)	56.0	66.6	72.9
Physical volume sales (thousands of cubic meters)	299.7	327.8	343.4
Average price per cubic meter (US$)	187	203	212
% of consolidated net sales	8.6%	9.0%	8.2%

Net sales growth %	-	19.0%	9.5%
Volume growth %	-	9.4%	4.8%
Price change %	-	8.8%	4.4%

Year ended December 31, 2006 compared to 2005. Sawn lumber sales generated US$72.9 million, or 8.2% of our total net sales, in 2006 compared to US$66.6 million, or 9.0% of total net sales, in 2005. Average prices in U.S. dollars for our consolidated sawn lumber sales increased 4.4% to US$212 per cubic meter in 2006 compared to US$203 in 2005. This price increase mainly reflects the scarcity of wood and higher raw material costs. Sawn lumber physical volume of sales increased by 4.8% from 327.8 thousand cubic meters in 2005 to 343.4 thousand cubic meters in 2006. This increase in physical volume sales was mainly attributable to increased lumber trading activities.

Year ended December 31, 2005 compared to 2004. Sawn lumber sales generated US$66.6 million, or 9.0% of our total net sales, in 2005 compared to US$56.0 million, or 8.6% of total net sales, in 2004. Average prices in U.S. dollars for our consolidated sawn lumber sales increased 8.8% to US$203 per cubic meter in 2005 compared to US$187 in 2004. This price increase mainly reflects the scarcity of wood and higher raw material costs. Sawn lumber physical volume of sales increased by 9.4% from 299.7 thousand cubic meters in 2004 to 327.8 thousand cubic meters in 2005. This increase in physical volume sales was mainly attributable to increased trading activities.

Solid wood doors

	Year ended December 31,
	2004	2005	2006
Net sales (millions of US$)	37.9	32.8	39.6
Physical volume sales (thousands of cubic meters)	42.6	35.7	42.5
Average price per cubic meter (US$)	889	920	931
% of consolidated net sales	5.8%	4.4%	4.5%

Net sales growth %	-	(13.4)%	20.7%
Volume growth %	-	(16.4)%	19.2%
Price change %	-	3.5%	1.2%

Year ended December 31, 2006 compared to 2005. Solid wood door sales generated US$39.6 million, or 4.5% of our total net sales, in 2006 compared to US$32.8 million, or 4.4% of total net sales, in 2005. Solid wood door physical volume of sales increased by 19.2% from 35.7 thousand cubic meters in 2005 to 42.5 thousand cubic meters in 2006. This increase in physical volume was due to the sale during 2006 of approximately 200,000 doors that were manufactured during 2005 but due to contractual negotiations with a customer delayed their sale until fiscal 2006. Production levels remained stable during 2006 compared to 2005. Average sales prices in U.S. dollars for our consolidated solid wood door sales increased by 1.2% to US$931 per cubic meter in 2006 compared to US$920 in 2005. Solid wood door prices increased mainly due to increased diversification of our distribution channels and the development of new door models. All solid wood door sold in the United States are produced by Masisa in Chile.

Year ended December 31, 2005 compared to 2004. Solid wood door sales generated US$32.8 million, or 4.4% of our total net sales, in 2005 compared to US$37.9 million, or 5.8% of total net sales, in 2004. Solid wood door physical volume of sales decreased by 16.4% from 42.6 thousand cubic meters in 2004 to 35.7 thousand cubic meters in 2005. This decrease in physical volume was due to both lower production levels in Chile and reduced inventory purchasing during the second half of 2005 by Masisa’s largest US door customer. Our production volume decreased primarily because we shifted some of our resources to the production of doors that require less wood. Our largest US door customer reduced its inventory purchasing for operational reasons. Average sales prices in U.S. dollars for our consolidated solid wood door sales increased by 3.5% to US$920 per cubic meter in 2005 compared to US$889 in 2004. Solid wood door prices increased mainly due to new pricing agreed with our main customer. All solid wood door sold by us in the United States, are produced by us in Chile.

MDF mouldings

	Year ended December 31,
	2004	2005	2006
Net sales (millions of US$)	32.8	47.3	65.2
Physical volume sales (thousands of cubic meters)	90.3	113.7	157.9
Average price per cubic meter (US$)	363	416	413
% of consolidated net sales	5.0%	6.4%	7.4%

Net sales growth %	-	44.3%	37.8%
Volume growth %	-	25.9%	38.9%
Price change %	-	14.6%	(0.7%)

Year ended December 31, 2006 compared to 2005. MDF moulding sales generated $65.2 million, or 7.4% of total net sales, in 2006 compared to US$47.3 million, or 6.4% of total net sales, in 2005. MDF moulding physical volume of sales increased by 38.9% from 113.7 thousand cubic meters in 2005 to 157.9 thousand cubic meters in 2006. This increase in physical volume of sales was mainly attributable to additional production capacity in Chile (i.e. the moulding plant located in Cabrero operating at higher capacity during 2006) and growing acceptance of MDF mouldings by customers in the United States. Average prices in U.S. dollars for our consolidated MDF moulding sales remained relatively stable, exhibiting a 0.7% decrease to US$413 per cubic meter in 2006 compared to US$416 in 2005.

Year ended December 31, 2005 compared to 2004. MDF moulding sales generated $47.3 million, or 6.4% of total net sales, in 2005 compared to US$32.8 million, or 5.0% of total net sales, in 2004. MDF moulding physical volume of sales increased by 25.9% from 90.3 thousand cubic meters in 2004 to 113.7 thousand cubic meters in 2005. The increase in physical volume of sales was mainly attributable to additional production capacity in Chile, increased capacity in Argentina and growing acceptance of MDF mouldings by customers in the United States. Average prices in U.S. dollars for our consolidated MDF moulding sales increased 14.6% to US$416 per cubic meter in 2005 compared to US$363 in 2004. Beginning in 2005, we began marketing most of our MDF mouldings sales in the United States through Masisa USA leading to increased sales in that market.

Saw and pulp logs

	Year ended December 31,
	2004	2005	2006
Net sales (millions of US$)	27.1	30.1	42.7
Physical volume sales (thousands of cubic meters)	1,361.4	1,197.0	1,426.4
Average price per cubic meter (US$)	20	25	30
% of consolidated net sales	4.2%	4.0%	4.8%

Net sales growth %	-	11.1%	41.9%
Volume growth %	-	(12.1)%	19.2%
Price change %	-	26.3%	20.0%

Year ended December 31, 2006 compared to 2005. Saw and pulp log sales generated US$42.7 million, or 4.8% of our total net sales, in 2006 compared to US$30.1 million, or 4.0% of total net sales, in 2005. Saw and pulp log physical volume of sales increased by 19.2% from 1,197.0 thousand cubic meters in 2005 to 1,426.4 thousand cubic meters in 2006. This increase in sales was driven primarily by higher prices, mainly attributable to (i) increased product diversification in Argentina and Brazil and (ii) improved market conditions in Chile. Average prices in U.S. dollars for our consolidated saw and pulp log sales were US$30 per cubic meter in 2006 compared to US$25 in 2005. The increase in physical volume sales was mainly attributable to higher availability of harvestable trees from our forests, coupled with increased demand. We expect to continue to increase our sales of saw and pulp logs to third parties.

Year ended December 31, 2005 compared to 2004. Saw and pulp log sales generated US$30.1 million, or 4.0% of our total net sales, in 2005 compared to US$27.1 million, or 4.2% of total net sales, in 2004. Saw and pulp log physical volume of sales decreased by 12.1% from 1,361.4 thousand cubic meters in 2004 to 1,197.0 thousand cubic meters in 2005. This increase in sales was mainly driven by higher prices in our principal markets which were partially offset by lower physical volume of sales. Higher prices are mainly attributable to the scarcity of logs in Brazil, Argentina and Chile. This decrease in physical volume of sales was mainly attributable to a decreased supply of trees due to a severe wind storm that knocked down trees in Chile, as well as an increase in inter-company log sales for our production and processing subsidiaries, especially in Brazil and Argentina. Average prices in U.S. dollars for our consolidated saw and pulp log sales were US$25 per cubic meter in 2005 compared to US$20 in 2004.

Other products

Other products include principally wood chips, sawdust, door parts, fiberboard doors and wood plies.

	Year ended December 31,
	2004	2005	2006
Net sales (millions of US$)	20.6	20.0	16.7
% of consolidated net sales	3.2%	2.7%	1.9%
Net sales growth %	-	(2.7)%	(16.5)

Year ended December 31, 2006 compared to 2005. Other product sales generated US$16.7 million, or 1.9% of our total net sales in 2006 compared to US$20.0 million, or 2.7% of total net sales, in 2005.

Year ended December 31, 2005 compared to 2004. Other product sales generated US$20.0 million, or 2.7% of our total net sales, in 2005 compared to US$20.6 million, or 3.2% of total net sales, in 2004.

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

The most significant financing events thus far in 2007 were (i) the issuance of public bonds by Masisa for an amount of UF2.50 million (equivalent to US$88.0 million), the proceeds of which were used mainly to prepay Masisa’s Series A long-term bond obligations.

The most significant financing events in 2006 were (i) the issuance of public bonds by Masisa for an amount of US$163 million, the proceeds of which were used to prepay Terranova’s Series A and Series B long-term bond obligations and (ii) a new syndicated loan for an amount US$110 million, which was primarily used to prepay long term debt.

As of December 31, 2006, we had cash and a cash equivalent balance of US$97.8 million.

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

Operating activities

Our net cash provided by operating activities was US$132.0 million for the year ended December 31, 2006 compared to US$103.8 million for 2005. The increase in net cash provided by operating activities in 2006 is explained in part by a 39.9% increase in collections of accounts receivable from US$879.9million in 2005 to US$1,230.9 million in the same period in 2006, which was mostly offset by a 40.8% increase in payments to suppliers and personnel, from US$748.2 million in 2005 to US$1,053.8 million in 2006. The increase in collections is explained by (i) growth in net sales, due to higher physical volume sales, in conjunction with overall higher prices and (ii) increased and more effective collection efforts (i.e. days account receivables reduced from 67.3 days in 2005 to 58.4 days in 2006). Cash payments to suppliers also increased as a consequence of higher physical volumes produced and sold. During 2006, the Company increased its IVA (value added tax) cash payments compared to 2005 (i.e. US$20.0 million versus US$18.0 million, respectively). Income tax payments have remained stable at US$11.3 million in 2006 compared to US$11.6 million in 2005. Interest payments increased from US$27.8 million in 2005 to US$50.0 million in 2006. This increase is mainly explained by higher consolidated financial debt held during 2006, which was partly offset by lower interest rate.

•
Our net cash provided by operating activities was US$103.8 million for the year ended December 31, 2005 compared to US$49.8 million for 2004. The increase in net cash provided by operating activities in 2005 is explained in part by a 20% increase in collections from US$734.0 million in 2004 to US$879.9 million in the same period in 2005, which was mostly offset by a 15% increase in payments to suppliers, from US$650.5 million in 2004 to US$748.2 million in 2005. The increase in collections is explained by growth in net sales, due to higher physical volume sales, in conjunction with overall higher prices. Cash payments to suppliers also increased as a consequence of higher physical volumes produced and sold. In addition, financial revenues increased from US$2.2 million in 2004 to US$2.6 million in 2005. During 2005, the Company increased its income taxes and IVA (value added tax) cash payments compared to 2004. Income tax payments have increased from US$6.9 million in 2004 to US$11.6 million in 2005, principally due to increased income tax payments in some of our Chilean and Venezuelan subsidiaries. Interest payments decreased from US$31.5 million in 2004 to US$27.8 million in 2005. This decrease is due mainly to lower consolidated financial debt and a lower interest rate environment.

See, “Consolidated Statements of Cash Flows” for the years ended December 31, 2006, 2005 and 2004 at page F-5.

Investing activities

The table below summarizes our significant capital spending by geographic segment for the years ended December 31, 2006, 2005 and 2004.

Investing activities for the year ended 2006

Year ended December 31, (in millions of US$)	2006
Chile	72.7
Brazil	31.4
Venezuela	14.1
Argentina	9.0
Mexico	1.0
United States	0.1
Other	0.5
Total	128.8

Our capital expenditures incurred during 2006 were funded with internally generated cash and short-term and long-term bank loans.

Our significant capital expenditures during the year ended December 31, 2006 were as follows:

•	In Chile: US$46.0 million for the MDF plant in Cabrero; US$ 19.6 million for timberland planting, management and other forestry investments;

•	In Brazil: US$23.5 million for timberland planting, management and other forestry investments; US$3.8 million for an impregnation line.

•	In Venezuela: US$5.0 million for timberland planting, management and other forestry investments; US$4.8 million for an impregnation line and US$ 2.7 millions to increase the sawmill output.

•	In Argentina: US$4.7 million for timberland planting, management and other forestry investments; US$4.3 million for upgrades, debottle necking and efficiency increases.

•	The remaining capital expenditures were related to various smaller projects in México, United States, Peru, Ecuador and Colombia.

We plan to make approximately US$141 million of capital expenditures in 2007. We plan to make aggregate capital investments of approximately US$92 million in Chile, US$25 million in Brazil, US$10 million in Venezuela, US$10 million in Argentina and US$2 million in the remaining countries where we have operations. All of these investments will be financed from our internal operations and existing cash. In Chile, the principal investments are related to the last payments of the new MDF plant, and other investments that are expected to include new forest plantations, a melamine line, industrial upgrading and other improvements. In Venezuela, the investment plan includes new forest plantations and industrial improvements. In Argentina, the investment plan includes mainly new forest plantations and industrial operational improvements. In Brazil, the investments are expected to include chiefly new forest plantations and industrial efficiency improvements.

Investing activities for the year ended 2005

Year ended December 31, (in millions of US$)	2005
Chile	35.2
Brazil	18.6
Argentina	8.8
Venezuela	8.2
Mexico	1.6
United States	0.6
Other	0.2
Total	73.2

Our capital expenditures incurred during 2005 were funded with internally generated cash and short-term and long-term bank loans.

Our significant capital expenditures during the year ended December 31, 2005 were as follows:

•
In Chile: US$21.3 million for timberland planting and management; US$3.5 million in roads, bridges and other forestry investments; US$1.3 million for a jesso mouldings line; and US$2.0 million for two jesso application lines;

•	In Brazil: US$8.3 million for timberland planting and management; US$2.9 million for a defibrator; US$4.0 million for a melaminating press line; and US$0.3 million for forestry roads;

•
In Argentina: US$4.8 million for timberland planting and management; US$0.9 million for the second moulding line; US$0.2 million for a conveyor rollers system; and US$0.1 million for a particle board scrubber;

•
In Venezuela: US$2.5 million for timberland planting and management; US$1.1 million for an impregnation line; US$0.6 million for repairs to office buildings damaged by fire; US$0.4 million to modify an MDF gas extraction system; and US$0.2 million for a formaldehyde extraction system;

•	In Mexico: an aggregate of US$1.6 for various small projects; and

•	In the United States: an aggregate of US$0.6 million for various small projects.

The remaining capital expenditures were related to various smaller projects.

Investing activities for the year ended 2004

Year ended December 31, (in millions of US$)	2004
Chile	20.6
Brazil	12.2
Argentina	6.7
Venezuela	4.3
Mexico	2.1
United States	0.1
Other	—
Total	46.1

Most of our capital expenditures incurred during 2004 were funded with internally generated cash and short-term and long-term bank loans.

Our significant capital expenditures in 2004 were as follows:

•
In Chile: US$10.0 million for the planting and maintenance of timberland; US$1.7 million for forest plantation roads; US$1.5 million for a MDF mouldings line; US$1.3 million in capitalized interest; US$0.7 million in set-up and office furniture expenses for our new administrative offices; US$0.7 million for machinery replacement parts; US$0.6 million for buildings related to the MDF mouldings line; US$0.5 million for air ventilation ducts and filters for the moulding line; US$0.3 million for implementation of SAP R/3 version 4.06C; US$0.3 million for mouldings machinery; and US$0.3 million for a plastic wrapping machine and Ripsaw;

•
In Brazil: US$5.6 million for the acquisition, planting and maintenance of timberland; US$2.1 million for new buildings; US$1.1 million for new factory layout; US$0.8 million for machines and equipment for the OSB line; and US$0.4 million for a second MDF defibering machine;

•	In Argentina: US$2.3 million for the planting and maintenance of timberland; US$2.1 million for moulding line equipment and buildings; and US$0.5 million for machinery replacement parts;

•
In Venezuela: US$1.9 million for the planting of timberland; US$0.7 million for the effluent treatment plant; US$1.0 million for conveyor belts and Placacentros and US$0.6 million for a ventilation system and thermal isolating unit; and

•	In Mexico: US$1.2 million for a new board forming line; US$0.4 million for a laminating line; and US$0.1 million for a sanding machine.

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

The most significant financing event thus far in 2007 was:

•	In June 2007, we completed a bond offering of UF2.50 million (equivalent to US$88.0 million). The proceeds of this offering were used mainly to prepay our Series A long-term bond obligations.

The most significant financing events during 2006 were:

•
In January 2006, we completed a Chilean bond offering of UF4.75 million fixed rate bonds (equivalent to US$163 million). The proceeds of this offering were used primarily to refinance the Terranova Series A and Series B long-term bonds outstanding. This refinancing improved our debt maturity structure and took advantage of the favorable interest rate available in the bond market.

•
Also in January 2006, the completion of a syndicated credit contract between our subsidiary Masisa Overseas Ltd., as debtor, and the Cooperative Centrale Raiffelsen-Boerenleenbank B.A. (“Rabobank International New York Branch”, henceforth also known as “Rabobank”), as agency bank and creditor, together with a syndicate of banks, for US$110.0 million. This credit agreement has a six-year term and is guaranteed by Masisa and its subsidiaries, Masisa Argentina S.A. and Masisa do Brazil Ltd. The funds were used for refinancing our financial liabilities and finance certain investment projects.

In addition to the above events, our other principal financing activities in 2006 related to refinancing our existing debt (including our Venezuelan bolivar denominated bank loans), new long-term borrowings to finance capital expenditures and paying maturing long-term borrowings. Our short-term borrowings and long-term borrowings maturing within one year decreased by US$225 million, from US$376 million on December 31, 2005 to US$151 million on December 31, 2006. Our significant new long-term borrowings during the same period were our Chilean fixed rate bond issuance and our syndicated credit agreement, for an aggregate amount of US$273 million. Significant repayment of long-term borrowings during 2006 included (i) UF 500,000 (equivalent to US$17.1 million) in principal payments for our Series A fixed rate bonds, (ii) US$9.0 million of a partial maturity of a private placement, (iii) US$18.9 million for the prepayment of our Kredinstalt für Wiederaufbau credit facility (US$9.4 million and US$9.5 million relating to current and long-term portions of such credit facility, respectively), and (iv) US$16.0 million payment relating to our maturing U.S. dollar denominated Venezuelan bank loans.

The most significant financing events during 2005 were:

•	The successful completion of the merger by incorporation of Masisa into and with Terranova.

•
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

Our principal financing activities in 2005 related mainly to paying maturing long-term borrowings and dividends with cash and new short-term borrowings. Our short-term borrowings and long-term borrowings maturing within one year increased by US$239.8 million during 2005, from US$136.6 million on December 31, 2004. Our significant new short-term borrowings during the same period were bank loans, for an aggregate amount of US$66.3 million relating to several bank financings. Significant repayment of long-term borrowings during 2005 included the payment of US$35 million of partial maturities of long term debt and US$9 million of a partial maturity of a private placement.

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

As of December 31, 2006, Masisa’s total debt, calculated as the sum of short-term bank borrowings, the current portion of long-term bank borrowings, the current portion of bonds and promissory notes, the current portion of other long-term borrowings, long-term bank borrowings, bonds and promissory notes, and other long-term borrowings, was US$598.0 million, compared to total debt of US$651.6 million as of December 31, 2005. Of the total debt as of December 31, 2006, US$151.3 million was short-term debt plus the current portion of long-term debt, compared to US$376.4 million as of December 31, 2005.

As of December 31, 2005, Masisa’s total debt, calculated as the sum of short-term bank borrowings, the current portion of long-term bank borrowings, the current portion of bonds and promissory notes, the current portion of other long-term borrowings, long-term bank borrowings, bonds and promissory notes, and other long-term borrowings, was US$651.6 million, compared to total debt of US$622.8 million as of December 31, 2004. Of the total debt as of December 31, 2005, US$376.4 million was short-term debt plus the current portion of long-term debt, compared to US$136.6 million as of December 31, 2004.

For more details regarding short- and long-term financings and their respective restrictive covenants, please see Notes 14, 15 and 16 of our audited consolidated financial statements included elsewhere in this annual report.

In addition, total net financial liabilities, calculated as total debt less financial assets (cash, time deposits and marketable securities), amounted to US$550.0 million as of December 31, 2006, compared to US$553.7 million as of December 31, 2005 and US$564.3 million as of December 31, 2004.

As of December 31, 2006, our subscribed capital was US$812.9 million, representing 5,667,750,881 shares, which was an increase of US$43.0 million compared to December 31, 2005. In December 2005 and January 2006, we completed a two phase capital increase of 622,500,000 shares which yielded approximately US$75 million and US$42.5 million, respectively. As of December 31, 2005, our subscribed capital was US$769.8 million, representing 5,437,018,860 shares. On April 14, 2005, the shareholders of the Company approved a capital increase in connection with the merger with its former majority owned subsidiary Masisa S.A. In connection with this increase in share capital, 668 million shares were issued representing US$112.7 million of paid-in capital. There were no common stock capital increases during 2004.

Liquidity

At December 31, 2006, 2005 and 2004 Masisa’s ratio of current assets to current liabilities was 1.80:1.00, 1.11:1.00 and 2.05:1.00, respectively.

Total current assets were US$466.5 million, US$519.8 million and US$467.7 million on December 31, 2006, 2005 and 2004, respectively.

The 10.3% decrease in current assets between December 31, 2006 and December 31, 2005 was mainly due to a decrease in time deposits, marketable securities and a increase in deferred taxes. The 11.1% increase in current assets between December 31, 2004 and December 31, 2005 was mainly due to an increase in time deposits, sundry debtors and inventories all due to higher sales.

Total current liabilities were US$258.5 million, US$468.3 million and US$228.6 million on December 31, 2006, 2005 and 2004, respectively.

The 44.8% decrease in current liabilities between December 31, 2006 and December 31, 2005 was mainly due to the issuance in new bonds in the local Chilean market for UF4.75 million as well as our new US$110.0 million syndicated loan.

The 104.9% increase in current liabilities between December 31, 2004 and December 31, 2005 was mainly due to the change in classification to short-term obligations of long-term obligations maturing in a year, due to the prepayment of Terranova’s Series A and Series B long-term bonds announced in December 2005, an increase in short-term bank borrowings and dividends paid, offset by cash generation.

Research and Development

Our research and development efforts do not involve material expenditures, as we rely primarily on technology and equipment purchased or licensed from foreign companies.

Trend Information

For a discussion of trend information, see “Item 5. Operating and Financial Review and Prospects.”

Off-Balance Sheet Arrangements

We have guaranteed certain debt of our un-consolidated Venezuela subsidiary, Oxinova C.A., of which IITSA has a 49% ownership interest. As of December 31, 2006, the outstanding balance of the guaranteed Oxinova credit facility with the Banco de Chile was US$4.9 million, maturing on November 2008.

Other than the guarantees described in the previous paragraph, we do not have any other off-balance sheet arrangements including any transactions, agreements or other contractual arrangements involving any other unconsolidated entity under which we have:

•	made guarantees;

•	a retained or a contingent interest in transferred assets;

•	an obligation under derivative instruments classified as equity; or

•
any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

See Note 21 to our audited consolidated financial statements for a more detailed discussion of contingencies, including guarantees appearing elsewhere in this document.

Contractual Obligations

The following table summarizes our significant long-term contractual obligations as of December 31, 2006.

Payments due by period (in millions of US$)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt obligations	526.9	81.8	177.9	142.0	125.2
Interest debt payments	100.5	3.9	38.8	21.9	35.9
Capital lease obligations	-	-	-	-	-
Operating lease olbligations(1)	25.0	6.8	9.6	6.3	2.2
Purchase obligations(2)	176.7	17.7	35.3	35.3	88.3
Other long-term liabilities on the company's balance sheet under GAAP	-	-	-	-	-
Total Contractual Obligations	829.1	110.2	261.6	205.5	251.6

(1) Operating lease obligations include long-term forestry land lease agreements in Masisa Brazil and our short and long-term office, facility and IT (including PCs, printers, systems and software among others) leases. For information regarding our leased properties, see “Item 4. Information on the Company — Description of properties”

(2) Purchase obligations include a long-term resin supply contract with Oxinova in Venezuela that requires us to purchase a minimum amount of resin annually.

Impact of Inflation and Devaluation

The principal effects of changes in the local currency-U.S. dollar exchange rate are manifested in certain monetary assets and liabilities denominated in local currencies, which have been subject to periods of exposure to exchange rate fluctuations and have had material effects in our results of operations. These effects have principally resulted from exposure to exchange rate fluctuations with respect to the Chilean peso, Argentinean peso, Brazilian real, Venezuelan Bolivar and Mexican peso, including the following:

•
In Venezuela we recorded (i) a loss for US$10.2 million in 2006 and a gain for US$1.9 million in 2005 related to our bank borrowing; (ii) a loss for US$1.7 million in 2005 associated with recoverable taxes; and (iii) a loss for US$4.1 million in 2005 associated with other liabilities.

•
Additionally, in Chile we recorded (i) a loss for US$4.5 million in 2006 associated with our term deposits and marketable securities; (ii) a loss for US$1.2 million in 2006 and a gain for US$0.4 million in 2005 related to our cash holdings; (iii) a gain for US$0.2 million in 2006 and a gain of US$2.7 million in 2005 associated with certain of our accounts receivables denominated in Chilean pesos; and (iv) a gain for US$5.6 million in 2006 and a loss for US$9.4 million in 2005 due to our UF denominated bonds.

•
Finally, in Brazil we recorded (i) a gain for US$1.3 million in 2006 associated with marketable securities; (ii) a loss for US$1.7 million in 2006 and a gain for US$2.4 million in 2005 regarding other liabilities; (iii) a loss for US$1.0 million in 2006 and a loss for US$0.04 million in 2005 associated with income taxes; and (iv) a gain for US$1.9 million in 2006 and US$2.4 million in 2005 associated with certain of our accounts receivables denominated in Brazilian real.

Critical Accounting Policies

A summary of our significant accounting policies is included in Note 2 of the audited consolidated financial statements, which are included elsewhere in this annual report. The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying footnotes. Our estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and require management’s most subjective judgments. Our most critical accounting policies and estimates are described below.

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

When Masisa appraises the value of its forests it makes judgments about estimated growth rates, current market conditions and statistical techniques. The value of Masisa’s forests is significant and, accordingly, the results of these judgments can have material affects on the reported amounts of assets and shareholders’ equity on Masisa’s balance sheet. If the estimated appraised value of our timber resources were too high by 10%, our net equity and the reported value of our forests assets would be overstated by US$43.8 million and US$63.0 million, respectively. However, there would be no impact on our reported net income as the changes to fair values of forests has no impact on earnings as discussed above.

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

Inventories

Inventories of finished goods, forests and plantations in the process of exploitation, materials and supplies are stated at the lower of direct production cost or market (net realizable value), primarily using the average cost method. Finished goods include certain indirect costs as appropriate. Determination of the net realizable value of each component of inventory is based on the current invoice price. Forests and plantations in the process of exploitation are stated at the commercially appraised value at which these forests were transferred from fixed assets. These estimates can affect the carrying value for inventories, and any required inventory write-down can affect results of operations in both current and future periods. Our inventory reserves at December 31, 2006 amounted to US$6.4 million which represents 3.4% of our total inventory of finished goods, materials and supplies. Additionally, our inventory write-offs for the year ended December 31, 2006 represented 0.3% of our cost of sales during the same period. Had our inventory reserves and write-downs been underestimated by 10%, our cost of sales would not be materially affected.

Deferred income tax

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants. The effects of deferred income taxes at January 1, 2000, which were not previously recorded, are recognized in income beginning in 2000 as the temporary differences reverse. Under Technical Bulletin No. 60, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will be realized. In making this determination, Masisa considers both positive and negative evidence and make certain assumptions, including projections of taxable income. Changes in these assumptions may have a material impact on results. If our projections of taxable income were too high by 10% there would be no impact on the balance of our reported valuation allowance at December 31, 2006.

Differences between Chilean GAAP and U.S. GAAP

Our audited consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 23 to our audited consolidated financial statements included in this annual report for a discussion of these differences and their effect on our results of operations.

Our net income determined under U.S. GAAP would have been US$24.5 million in 2006 and US$24.9 million in 2005, as compared with net income under Chilean GAAP of US$29.5 million in 2006 and net income of US$24.4 million in 2005. These differences could be material to the financial information presented in accordance with Chilean GAAP. The main differences affecting the determination of net income include the different treatment for acquisition accounting and related amortization of goodwill, capitalization of interest and exchange differences, long-term non-interest bearing payable related to tax settlement, adjustments for differences in the deferred tax provision as calculated under U.S. GAAP, and certain gains related to derivative instruments that do not qualify as hedging relationships under U.S. GAAP.

Shareholders’ equity determined under U.S. GAAP would have been US$937.6 million in 2006 and US$874.8 million in 2005, as compared with shareholders’ equity under Chilean GAAP US$1,186.4 million in 2006 and US$1,094.3 million in 2005, principally due to adjustments for the revaluation of timber resources, capitalization of interest, the impact of changes in reporting and functional currency, provisions for deferred income taxes and goodwill amortization.

On May 31, 2005, the merger by incorporation of our former subsidiary Masisa S.A. into and with the Company became effective (See Note 1 to the audited consolidated financial statements included elsewhere in this annual report). Under Chilean GAAP, the transaction, including the acquisition of the 47.566% minority interest of Masisa, was accounted for as a merger of commonly controlled companies on a prospective basis as of January 1, 2005. Accordingly, Masisa was treated as if it had always been part of the Company, and the historical values of the Masisa assets and liabilities were combined with the Company’s. Historical financial statements for periods prior to the merger are not restated under Chilean GAAP. Under U.S. GAAP the acquisition of the 47.566% minority interest of Masisa was accounted for in accordance with the purchase method of accounting. The acquired 47.566% minority interest of our former subsidiary Masisa S.A. was incorporated into the Company (formerly known as Terranova S.A.) using the purchase price as determined based on the market value of the Company’s shares offered in accordance with the step acquisition method for the newly acquired interest of our former subsidiary. The book values of individual assets and liabilities were adjusted to their fair values on the acquisition date for the proportional interest of our former subsidiary that was acquired. From a U.S. GAAP perspective, goodwill and intangible assets with indefinite lives are not amortized.

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

Antonio Tuset J.,63 years old, has served as a Director on our Board since June 2005. Mr. Tuset is a board member of several companies including Banmédica S.A., Isapre Banmédica S.A., Cristalerías de Chile S.A., Aeropuerto Internacional de Santiago S.A., Sociedad Concesionaria and Tricolor S.A. He has served as Advisor to the Chairman of Agrosuper Ltda., CEO of Celulosa Arauco y Constitución S.A., CEO of Forestal Arauco Ltda., Forestal Celco Ltda., Forestal Pedro de Valdivia Ltda., Director of Compañía Cervecerías Unidas S.A., Director of Viña Santa Carolina S.A., Director of Alimentos Watt's S.A., Director of Pesquera Guanaye S.A., Assistant General Manager of the Corporación de Fomento de la Producción and General Manager of Industria Procesadora de Acero S.A. Mr. Tuset holds a business degree and is a certified accountant from the University of Chile and holds a diploma in philosophy from the Universidad de Los Andes.

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

Masisa's directors' committee is composed of three director members and was created in April 2001.  The current members of the committee are Enrique Seguel (Chairman), Juan Carlos Méndez and Antonio Tuset.

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

        Director and Executive Officer Compensation
For the period ended December 31, 2006, the aggregate amount of compensation we paid to our directors and executive officers was US$5.96 million.  Members of our Board of Directors received per diem fees for attendance at meetings of the Directors' Committee meetings, as applicable.  In 2006, we paid annual attendance fees of US$60,000 to our directors, US$120,000 to our Vice-President of the Board of Directors and US180,000 to our Chairman.  At our recent ordinary shareholders meeting held on April 20, 2007, our shareholders agreed to establish the annual compensation for members of our Board of Directors for 2007. Under this recent compensation plan, we will pay annual attendance fees of US$60,000 to our directors, US$120,000 to our Vice-President of the Board of Directors and US180,000 to our Chairman. Additionally, our directors will be eligible to receive a variable compensation of 1.5% of our annual consolidated net income with the Chairman and Vice-President of the board receiving five times and two times, respectively, the amount received by the other directors. At an extraordinary shareholders' meeting held on June 6, 2005, we adopted a profit sharing plan for our directors that was in place for 2005 and 2006.  Under this plan, our directors were eligible to receive 1.5% of our annual consolidated net income, with the Chairman and Vice-President of the board receiving five times and two times, respectively, the amount received by the other directors and with a maximum of US$40,000 for directors, US$80,000 for the Vice-President and US$200,000 for the Chairman. Neither we nor our subsidiaries maintain any pension or retirement programs for our or their directors or executive officers, respectively.  Amounts under our profit sharing plan will only be paid after our audited consolidated and individual financial statements for the year ended December 31, 2007 have been sent to the Superintendency of Securities and Insurance.

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

Related Party Transactions

In the ordinary course of our business, we engage in a variety of transactions with certain affiliates and related parties. Financial information concerning these transactions is set forth in Note 6 to our audited consolidated financial statements located elsewhere in this annual report. Article 89 of the Chilean Corporations Law requires our transactions with related parties be on a market basis or on similar terms to those customarily prevailing in the market. Article 89 requires us to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be previously approved by the board of directors, which will do so only when it has been informed of such director’s interest and the terms of such transaction are similar to those prevailing in the market. If the proposed transaction involves amounts considered to be material, the board must, in order to approve the transaction, previously determine that such transaction is made on market terms. If it is not possible to reach such a judgment, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request that the board call a shareholders meeting to resolve the matter, with the agreement of two-thirds of the issued voting shares. For purposes of this regulation, the law deems the amount of a proposed transaction to be material if

•	it exceeds 1% of the company’s paid-in capital and reserves, provided that it also exceeds 2,000 UF or

•	it exceeds 20,000 UF.

All resolutions approving such transactions must be reported to the Company’s shareholders at the next annual shareholders meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation. We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties and affirm that we will continue to comply with such requirements. See Note 6 to our audited consolidated financial statements located elsewhere in this annual report for a more detailed accounting of transactions with related parties.

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

Accounts receivable from related companies are commercial accounts and loans granted to subsidiaries to carry out their activities. These accounts receivable in some cases accrue interest at the 180-day London Interbank Offering Rate (“LIBOR”) plus a spread ranging from 1.7% to 2.2%. Maturities of these loans are subject to cash availability of our subsidiaries, while commercial accounts have normal collection terms. For more information regarding transactions between us and our related parties, see Note 6 to our audited consolidated financial statements located elsewhere in thus annual report.

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

Item 8. Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-66.

Export Sales

For a discussion of the Company’s export sales, see “Item 4. Information on the Company—Wood Product Sales” and “Item 5. Operating and Financial Review and Prospects—Results of Operations.”

Legal and Arbitration Proceedings

Chilean law protects the rights of indigenous people. Since 1992, disputes have arisen among Chile’s indigenous communities and the forestry industry. We are currently named in three land disputes with communities claiming rights to ancestral land or tenure rights based on titles granted by decree at the beginning of the 19th Century. These disputes could imply partial or total overlap with our legal titles to the land involved in such disputes. The total amount of land as to which our title is disputed is 1,706 hectares or 1.4% of our total land. During 2000, 2001 and 2002 we were in negotiations with several communities and their representatives in order to resolve and avoid possible conflicts. On November 9, 2001, Forestal Millalemu (a subsidiary of ours which was merged into us in 2003) signed an agreement with three indigenous communities in connection with disputes regarding our Santa Elisa and Porthue properties. With this agreement we resolved our conflicts with these three native communities and agreed to use labor from the indigenous communities in the next harvest season with respect to approximately 200 hectares of the disputed lands. After the initial harvest, we also granted the three indigenous communities the right to use 5,000 square meters of land in the Santa Elisa and Porthue properties for their own use for two years. These agreements allowed us to further solve our conflicts with certain indigenous communities and continue our cooperation with them in order to achieve resolution of our disputes. On April 24, 2005, we sold 363.3 hectares near Purén in Chile’s Region IX to Corporación Nacional de Desarrollo Indigena (National Corporation for indigenous Development) for a total purchase price of Ch$382,967,235. The sale of this property settled the claim to title over such land by the Mapuche community. For more information regarding our legal proceedings, see Note 21 to our audited consolidated financial statements included elsewhere in this document.

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

Quantitative Disclosure

Interest rate risk

Our primary interest rate risk exposures arise from our U.S. dollar long-term fixed rate bank borrowings and private placement, our bond liabilities denominated in UF and other variable long-term liabilities. Assuming other factors are held constant, interest rate changes generally affect the fair value of fixed rate debt, but do not impact the carrying value, earnings or cash flows. Of our long-term interest bearing debt, as of December 31, 2006, 62.5% was fixed rate debt and 37.5% was variable compared to 50.5% and 49.5% for the year ended 2005. The following table provides information as of December 31, 2006 about our interest-earning assets and liabilities, including our long-term debt, our bonds and our private placement with U.S. insurance companies and other institutional investors, which are sensitive to changes in interest rates, based upon their respective contractual maturity dates.

(Amounts in thousands of US$)	2007	2008	2009	2010	2011	There after	Total	Estimated fair Market Value
INTEREST EARNING ASSETS

US$ denominated fixed rate (short and long term):
Time deposits	20,315	-	-	-	-	-	20,315	20,315
Weighted average interest rate	4.5%	-	-	-	-	-	-	-

Chilean peso denominated Marketable securities	956	-	-	-	-	-	956	956
Weighted average interest rate	5.0%	-	-	-	-	-	-	-

Euro denominated:
Time deposits	68	-	-	-	-	-	68	68
Weighted average interest rate	2.9%	-	-	-	-	-	-	-

Brazil Real denominated:
Time deposits	6,198	-	-	-	-	-	6,198	6,198
Weighted average interest rate	12.7%	-	-	-	-	-	-	-

Venezuelan Bolivares denominated:
Time deposits	931	-	-	-	-	-	931	931
Weighted average interest rate	4.4%	-	-	-	-	-	-	-

Colombian Peso denominated:
Time deposits	1,876	-	-	-	-	-	1,876	1,876
Weighted average interest rate	4.4%	-	-	-	-	-	-	-
INTEREST BEARING LIABILITIES

Fixed Rate: (1)
Chilean peso − UF denominated bank debt	-	-	-	-	-	-	-	-
Weighted average interest rate	-	-	-	-	-	-	-	-

Bonds and other long-term Borrowings:
Chilean peso - UF denominated	23,690	35,733	36,227	35,733	19,873	107,546	258,802	265,727
Weighted average interest rate	4.8%	-	-	-	-	-	-	-

Bonds and other long-term Borrowings:
US$	62	30,000	-	-	-	-	30,062	29,912
Weighted average interest rate	4.9%	-	-	-	-	-	-	-

Private Placement, Bonds and other long-term Borrowings	9,185	9,000	-	-	-	-	18,185	18,615
Weighted average interest rate	8.1%	-	-	-	-	-	-	-

PAE and short-term Borrowings	4,316	-	-	-	-	-	4,316	4,316
Weighted average interest rate	5.2%	-	-	-	-	-	-	-

Venezuelan Bolivares bank debt	61,213	-	-	-	-	-	61,213	61,213
Weighted average interest rate	10.2%	-	-	-	-	-	-	-

Variable Rate:
US$ denominated bank debt	52,787	33,137	33,809	39,939	58,440	5,619	223,731	223,731
Weighted average interest rate	3.83%	-	-	-	-	-	-	-

Argentinean Pesos bank debt	-	-	-	-	-	-	-	-
Weighted average interest rate	-	-	-	-	-	-	-	-

(Amounts in thousands of US$)	2007	2008	2009	2010	2011	There after	Total	Estimated fair Market Value
DERIVATIVE CONTRACTS

Interest rate Swaps US$ (2)
Pay fixed, receive variable (6M Libor) Amounts to be paid	-	-	-	-	-	-	-	-
Weighted average interest fixed rate	-	-	-	-	-	-	-	-
Expected amounts to be received	-	-	-	-	-	-	-	-
Weighted average variable rate Expected	-	-	-	-	-	-	-	-
Cross Currency Swaps (3)
Pay USD, receive UF
Amounts to be paid	26,109	19,256	18,446	17,636	2,860	17,566	101,873	-
Weighted average interest fixed rate USD	6.4%	-	-	-	-	-	-	-
Expected amounts to be received	24,089	17,104	16,957	16,785	2,337	18,759	96,031	5,842
Weighted average variable fixed rate UF	4.6%	-	-	-	-	-	-	-

Pay MXN receive USD (3)
Amounts to be paid	5,637	612	389	167	-		6,805	(2,155)
Weighted average interest fixed rate MXN	11.8%	-	-	-	-	-	-	-
Expected amounts to be received	3,348	682	434	186	-		4,650
Weighted average interest fixed rate USD	6.2%	-	-	-	-	-	-	-

(1)	The UF- dollar exchange rate differs from the peso-dollar exchange rate in that the UF automatically adjusts in accordance with Chilean inflation and is tied in part to the peso-dollar debt.

(2)
The fair value of swaps is determined based on bank confirmations. The related expected payments and receipts were determined based on these fair values utilizing a weighted average variable rate expected to match this fair value.

(3)	Amounts were calculated utilizing the fair value of the swap contract at market exchange and interest rates at December 31, 2005.

Foreign currency risk

We are subject to foreign currency exchange rate risks associated with assets and liabilities and transactions in currencies other than our functional currency. We periodically enter into foreign exchange contracts when deemed necessary to “hedge” or offset the risk of loss due to currency fluctuations of assets and liabilities and transactions denominated in foreign currencies. When hedging foreign currency exposures, our practice is to hedge such exposures with foreign exchange forward contracts denominated in the same currency and with similar critical terms as the underlying exposure, and therefore, the instruments are effective at generating offsetting changes in the earnings and fair value. Additionally, a portion of our subsidiaries’ operating revenues and assets and liabilities are in currencies that differ from our functional currency. However, since both their operating revenues and expenses are in the same currency, this creates a partial natural hedge. The following table summarizes the financial instruments, as well as assets and liabilities, denominated in the stated currencies we hold as of December 31, 2006, based upon their respective contractual maturity dates:

(Amounts in thousands of US$)	2006	2007	2008	2009	2010	Thereafter	Total	Estimated fair Market Value
ASSETS

Chilean Peso	956	-	-	-	-	-	956	-
Brasilian Peso	6,198	-	-	-	-	-	6,198	-
Venezuelan Bolivar	931	-	-	-	-	-	931	-
Other currencies non US Dollar	1,944	-	-	-	-	-	1,944	-

LIABILITIES

Chilean Peso (excluding debt)	83	-	-	-	-	-	83	-
Mexican Peso	4,617	-	-	-	-	-	4,617	-
Venezuelan Bolivar (excluding debt)	9,476	-	-	-	-	-	9,476	-
Other currencies non US Dollar	84,902	-	-	-	-	-	84,902	-

Chilean peso − UF denominated bank debt	-	-	-	-	-	-	-	-
Weighted average interest rate	-	-	-	-	-	-	-	-

Bonds and other long−term Borrowings:
Chilean peso - UF denominated	23,690	35,733	36,227	35,733	19,873	107,546	258,802	265,727
Weighted average interest rate	4.8%	-	-	-	-	-	-	-

Bonds and other long−term Borrowings:
US$	62,034	72,137	33,809	39,939	58,440	5,619	271,978	271,978
Weighted average interest rate	5.8%	-	-	-	-	-	-	-

Bank debt short-term Borrowings:
US$	4,316	-	-	-	-	-	4,316	4,316
Weighted average interest rate	3.8%	-	-	-	-	-	-	-

Venezuelan Bolivar bank debt	61,213	-	-	-	-	-	61,213	61,213
Weighted average interest rate	10.2%	-	-	-	-	-	-	-

DERIVATIVE CONTRACTS

Pay USD, receive UF (1)
Amounts to be paid	26,109	19,256	18,446	17,636	2,860	17,566	101,873	-
Weighted average interest fixed rate USD	6.4%	-	-	-	-	-	-	-
Expected amounts to be received	24,089	17,104	16,957	16,785	2,337	18,759	96,031	5,842
Weighted average variable fixed rate UF	4.6%	-	-	-	-	-	-	-

Pay MXN receive USD (1)
Amounts to be paid	5,637	612	389	167	-		6,805	(2,155)
Weighted average interest fixed rate MXN	11.8%	-	-	-	-	-	-	-
Expected amounts to be received	3,348	682	434	186	-		4,650
Weighted average interest fixed rate USD	6.2%	-	-	-	-	-	-	-

(1) Amounts were calculated utilizing the fair value of the swap contract at market exchange and interest rates at December 31, 2006

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Default, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a)   Evaluation of Disclosure Controls and Procedures

For fiscal 2006, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006.

Based on the foregoing, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that Masisa’s disclosure controls and procedures were effective as of December 31, 2006.

(b)   Management’s Annual Report on Internal Control Over Financial Reporting

The management of Masisa is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Masisa’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Chilean GAAP and its reconciliation with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our internal audit department, our Audit Committee and our Disclosure Committee, we conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework.”

 Based on the aforementioned evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our internal control over financial reporting was effective as of December 31, 2006.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

(c)    Changes in Internal Control Over Financial Reporting

Other than described in the subsequent paragraphs, there have been no changes in the Company’s internal control over financial reporting that occurred during fiscal 2006, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Our internal controls associated with inventory control procedures were strengthened during 2006 in response to control deficiencies detected in our operations in Mexico, Venezuela and Chile as part of our evaluation of the effectiveness of our internal control over financial reporting. The identified control deficiencies were due to (i) inadequate or partial application of inventory reconciliation procedures, (ii) accounting entries of in-transit goods without physical control based on generic system user profiles and (ii) measurement errors in raw material consumption. These control deficiencies resulted in significant inventory adjustments, mainly consisting of physical inventory differences, being recorded prior to December 31, 2006.

The new internal controls that we implemented during 2006 included more frequent and comprehensive physical inventory evaluation process, monitoring of in-transit goods and reconciliation of stock with physical inventories.

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

To our knowledge, the following purchases of our equity securities were carried out during 2006 by Grupo Nueva S.A. and its subsidiary, Inversiones Forestales Los Andes, S.A., each an “affiliated purchaser” (as such term is defined in Rule 10b−18(a) (3) under the Securities Exchange Act of 1934):

Period	Total Number of Shares Purchased		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
June 1 - June 30, 2006	5,538,017		CLP$	79.50	None	None
July 1 - July 31, 2006	5,538,018		CLP$	79.50	None	None
September 1 - September 30, 2006	11,663,505		CLP$	85.93	None	None
November 1 - November 30, 2006	5,579,961		CLP$	84.52	None	None
December 1 - December 31, 2006	161,848,037	(*)		-	None	None
Total shares repurchased during 2006	28,319,501

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

Item 18. Financial Statements

See pages F-1 through F-66, incorporated herein by reference. The following is an index to the financial statements:

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

8.1	List of Terranova’s subsidiaries.

12.1	Certification by Chief Executive Officer of Masisa S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer of Masisa S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished under Section 18 of the Securities Exchange Act of 1934)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2007

MASISA S.A.

By:	/s/ EUGENIO ARTEAGA I.
Eugenio Arteaga I. Chief Financial Officer

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2006

CONTENTS

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets at December 31, 2006 and 2005	F-2 to F-3
Consolidated Statements of Income for the three years ended December 31, 2006	F-4
Consolidated Statements of Cash Flows for the three years ended December 31, 2006	F-5 to F-6
Notes to the consolidated financial statements	F-7

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	A UF (Unidad de Fomento) is an inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month's inflation rate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Masisa S.A. (formerly Terranova S.A.)

1
We have audited the accompanying consolidated balance sheets of Masisa S.A. (formerly Terranova S.A.) and its subsidiaries (the “Company”) as of December 31, 2006 and 2005 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2006, all expressed in thousands of United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2
We conducted our audits in accordance with auditing standards generally accepted in Chile and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3
In our opinion, based on our audits, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Masisa S.A. (formerly Terranova S.A.) and its subsidiaries at December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Chile.

4
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

/s/ PricewaterhouseCoopers
Santiago, Chile
July 12, 2007

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	ThUS$	ThUS$
ASSETS
CURRENT ASSETS
Cash	16,705	11,987
Time deposits	29,388	82,906
Marketable securities (Note 4)	956	2,424
Accounts receivable (net) (Note 5)	154,051	133,608
Notes and accounts receivable from related companies (Note 6)	7,378	5,296
Inventories (Note 7)	185,777	220,036
Recoverable taxes (Note 8)	53,414	45,767
Prepaid expenses	6,504	8,036
Deferred taxes (Note 8)	9,876	2,632
Other current assets (Note 9)	2,479	5,205
Total current assets	466,528	517,897

PROPERTY, PLANT AND EQUIPMENT (Note 10)
Land and forests	772,800	696,366
Buildings and other infrastructure	220,140	224,661
Machinery and equipment	849,262	824,958
Other	127,207	77,450
Technical reappraisal of property, plant and equipment	7,390	7,390
Less: Accumulated depreciation	(419,451)	(374,828)
Total property, plant and equipment	1,557,348	1,455,997

OTHER ASSETS
Investments in unconsolidated affiliates (Note 11)	4,651	4,060
Investment in foreign subsidiaries	206	207
Goodwill (net) (Note 12)	1,165	1,249
Negative goodwill (net) (Note 12)	(58,352)	(53,460)
Long-term receivables	4,113	4,901
Notes and accounts receivable from related companies (Note 6)	1,406	-
Other assets (Note 13)	30,446	25,680
Total other assets	(16,365)	(17,363)
Total assets	2,007,511	1,956,531

The accompanying Notes 1 to 23 are an integral part of these consolidated financial statements.

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term bank borrowings (Note 14)	65,529	115,121
Current portion of long-term bank borrowings (Note 15)	52,787	76,032
Current portion of bonds and promissory notes (Note 16)	32,937	185,286
Current portion of other long-term borrowings	-	1
Dividends payable	473	323
Accounts payable and sundry creditors	55,036	54,728
Notes and accounts payable to related companies (Note 6)	5,451	3,450
Accrued liabilities (Note 17)	31,742	21,574
Withholdings	14,244	11,324
Deferred taxes (Note 8)	-	-
Other current liabilities	326	473
Total current liabilities	258,525	468,312

LONG-TERM LIABILITIES
Long-term bank obligations (Note 15)	170,944	135,524
Bonds and promissory notes (Note 16)	274,112	137,961
Deferred taxes (Note 8)	77,957	38,694
Other long-term borrowings	1,736	1,662
Other long-term liabilities	17,320	19,965
Total long-term liabilities	542,069	333,806

MINORITY INTEREST	20,562	60,116

COMMITMENTS AND CONTINGENCIES (Note 21)

SHAREHOLDERS' EQUITY (Note 18)
Paid-in capital	808,364	766,221
Other reserves	224,010	192,090
Retained earnings:
Accumulated gains	124,496	111,552
Net income for the year	29,485	24,434
Total shareholders’ equity	1,186,355	1,094,297
Total liabilities and shareholders’ equity	2,007,511	1,956,531

The accompanying Notes 1 to 23 are an integral part of these consolidated financial statements.

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2006	2005	2004
	ThUS$	ThUS$	ThUS$

OPERATING RESULTS
Net sales	886,507	743,993	651,000
Cost of sales	(678,956)	(551,930)	(461,778)
Gross margin	207,551	192,063	189,222
Selling and administrative expenses	(123,972)	(112,594)	(94,105)
Operating income	83,579	79,469	95,117

NON-OPERATING RESULTS
Financial income	8,716	3,939	1,920
Share of income from unconsolidated affiliates (Note 11)	613	720	1,333
Other non-operating income (Note 19)	6,898	2,799	47,252
Amortization of goodwill (Note 12)	(85)	(791)	(792)
Amortization of negative goodwill (Note 12)	4,552	3,388	3,325
Financial expenses	(35,371)	(38,756)	(39,294)
Other non-operating expenses (Note 20)	(15,883)	(8,489)	(21,767)
Price-level restatements	628	30	544
Foreign exchange losses	(11,513)	(10,438)	(3,731)
Non-operating results	(41,445)	(47,598)	(11,210)

Income (loss) before minority interest and income tax (expense) benefit	42,134	31,871	83,907
Minority interest	10,695	5,690	(15,401)
Income tax (expense) benefit	(23,344)	(13,127)	(11,728)
NET INCOME (LOSS)	29,485	24,434	56,778

The accompanying Notes 1 to 23 are an integral part of these consolidated financial statements.

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2006	2005	2004
	ThUS$	ThUS$	ThUS$

CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade receivables	1,230,899	879,940	733,997
Financial revenues received	8,708	2,592	2,196
Other income received	29,742	31,001	20,939
Payments to suppliers and employees	(1,053,794)	(748,178)	(650,495)
Interest paid	(49,995)	(27,764)	(31,525)
Income taxes paid	(11,346)	(11,550)	(6,897)
Other expenses paid	(2,229)	(4,305)	(3,133)
VAT and other taxes paid	(19,950)	(17,974)	(15,258)
Net cash provided by operating activities	132,035	103,762	49,824

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common shares	44,012	75,383	-
Borrowings from banks and other	242,536	125,121	138,894
Proceeds from issuance of bonds	162,965	-	-
Loans from related companies	73	1,396	-
Dividend paid	(11,491)	(52,111)	-
Payment of borrowings	(291,108)	(82,901)	(183,138)
Payment of bonds	(178,338)	(26,594)	(9,000)
Payment of loans from related companies	(709)	(71)	(2,262)
Payment of expenses for share issuance	(903)	(3,613)	-
Other financing activities	-	-	(1,934)
Net cash (used in) provided by financing activities	(32,963)	36,610	(57,440)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of property, plant and equipment	1,565	2,193	77,707
Purchase of property, plant and equipment	(128,779)	(73,166)	(46,065)
Acquisition of subsidiary, net of cash acquired	(27,229)	(29,890)	-
Other loans to related companies-	-	-	(82)
Other investing activities	4,575	(181)	-
Net cash (used in) provided by investing activities	(149,868)	(101,044)	31,560

Net cash (used in) provided by operating, financing and investing activities	(50,796)	39,328	23,944

Inflation effect on cash and cash equivalents	(13)	-	(29)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(50,809)	39,328	23,915
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEARS	97,858	58,530	34,615
CASH AND CASH EQUIVALENTS AT END OF YEARS	47,049	97,858	58,530

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

	For the years ended December 31,
	2006	2005	2004
	ThUS$	ThUS$	ThUS$

RECONCILIATION OF NET INCOME (LOSS) TO CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income (loss)	29,485	24,434	56,778

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Gains on sale of assets	(31)	(60)	(44,300)
Depreciation	50,303	50,691	48,378
Amortization of intangibles	439	874	808
Write-offs and provisions	5,995	3,085	16,398
Share of income from unconsolidated affiliates	(613)	(720)	(1,333)
Amortization of goodwill	85	791	792
Amortization of negative goodwill	(4,552)	(3,388)	(3,325)
Price-level restatements	(628)	(30)	(544)
Foreign exchange losses	11,513	10,438	3,731
Other charges to income not representing cash flows	1,098	1,251	(1,174)

Changes in assets and liabilities
Trade accounts receivable	(1,825)	8,034	(31,890)
Inventories	65,060	1,673	(19,980)
Other assets	(17,210)	2,190	(2,155)
Accounts payable	(12,830)	5,904	3,820
Interest payable	2,434	(3,160)	3,309
Income taxes payable	3,185	5,467	1,967
Value added and other taxes payable	10,822	1,978	3,143
Minority interest	(10,695)	(5,690)	15,401
Net cash provided by operating activities	132,035	103,762	49,824

The accompanying Notes 1 to 23 are an integral part of these consolidated financial statements,

MASISA S.A. (formerly TERRANOVA S.A.) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY

Masisa S.A. (formerly Terranova S.A.) (together with its controlled subsidiaries, the “Company”) is a “sociedad anónima abierta” (a public corporation) whose common stock is listed on the Santiago Stock Exchange. Accordingly, the Company is subject to the regulations of the Superintendency of Securities and Insurance in Chile (“SVS”).

The Company is a forestry and wood products industry conglomerate with forestry plantations in Chile, Brazil, Argentina and Venezuela and commercial and industrial operations in Chile, Brazil, Argentina, the United States, Mexico, Venezuela and Colombia. Through its subsidiary Masisa S.A. (“Masisa”), Masisa is a leader in the production and distribution of wood boards in Latin America.

On April 12 and April 13, 2005, respectively, the shareholders of the Company and it’s then 52.434% owned and consolidated subsidiary Masisa S.A. (“Old Masisa”), approved the merger by incorporation of Old Masisa into and with the Company. Holders of Old Masisa common stock received the right to receive 2.56 shares of the Company’s shares for each share of Old Masisa common stock they owned and the right to receive 1.536 American depositary shares (“ADSs”) of the Company for each Old Masisa ADS owned.

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

In accordance with the merger agreement, shares and ADSs of Old Masisa were exchanged for shares and ADSs of the Company. The Company issued 1,130,632,161 shares of common stock in May 2005 with no nominal value or privileges. These shares were distributed to Old Masisa shareholders in August 2005 in accordance with the merger exchange ratio. This issuance resulted in a capital increase of ThUS$ 112,742. (see Note 18).

The merger transaction was accounted for in accordance with Technical Bulletin No. 72 of Generally Accepted Accounting Principles in Chile (TB 72). In accordance with TB 72, as the Company and Old Masisa were considered to be under common control, the acquisition of the 47.566% was accounted for as a merger of commonly controlled companies prospectively as of January 1, 2005. Accordingly, the merged assets of Old Masisa were combined with the Company and recorded at book value and prior year balances were not restated.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile and the accounting regulations of the SVS.

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could differ from amounts estimated include: valuation of long-lived assets, valuation of accounts receivable, valuation of inventory, assumptions used in the valuation and accounting for timber resources, accounting for income taxes and accounting for potential litigation claims and contingencies. The Company has issued its statutory consolidated financial statements in Spanish and in conformity with accounting principles generally accepted in Chile, which include certain notes and additional information required by the SVS for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of the consolidated financial statements and, accordingly, these notes and additional information have been excluded from the accompanying consolidated financial statements.

The consolidated financial statements as of and for the year ended December 31, 2005 differed from those submitted to the SVS on March 1, 2006. These financial statements have been restated to properly reflect a subsequent adjustment for inventory costing. The effect of this adjustment on previously reported retained earings as of December 31, 2005 and consolidated net income for the year then ended is set forth below:

ThUS$
Net income as previously reported	26,369
Adjustment for inventory costing	(1,935)
Net income as adjusted	24,434

ThUS$
Retained earnings as previously reported	137,921
Adjustment for inventory costing	(1,935)
Retained earnings as adjusted	135,986

For Chilean GAAP purposes, such adjustments were recorded directly to the January 1, 2006 beginning retained earnings balance. Accordingly, the consolidated financial statements as of and for the year ended December 31, 2005 continue to differ from those submitted to the SVS, but not the consolidated financial statements as of and for the year ended December 31, 2006.

b) Currency

Foreign Currency Translation of “Stable” Currencies

In the case of the Company and those subsidiaries authorized to maintain their accounting records in U.S. dollars as well as those foreign subsidiaries considered as an extension of the Company’s operation, assets and liabilities denominated in other currencies are remeasured to U.S. dollars at the exchange rates prevailing on December 31 of each year except for inventory, property, plant and equipment and certain other assets and liabilities. Inventory, property, plant and equipment and certain other assets and liabilities are remeasured at either; (1) the historical exchange rates if the corresponding asset or liability originated subsequent to the date on which an authorization to maintain the accounting records in U.S. dollars was received; or (2) at exchange rate in effect on the date the approval to maintain the Company’s accounting records in US dollars was received for those assets or liabilities originated prior to such approval date. Revenues and expenses are generally translated at the exchange rates on the dates of the transactions. Gains or losses from foreign currency remeasurement as described above are included in Consolidated net (loss) income.

For those subsidiaries that maintain their accounting records in currencies other than the U.S. dollar and are “not extensions” of the Company’s operations (Forestal Tornagaleones S.A.), all assets, liabilities, revenues and expenses are translated into U.S. dollars using the exchange rates prevailing on the final day of the period presented. The translation adjustment derived from the effect of the variation of the exchange rate between the beginning and the closing of the year over beginning of the year Shareholders’ equity is reported as a Cumulative translation gain/(loss) as a separate component of Shareholders’ equity.

Foreign Currency Translation of “Not Stable” Currencies

In accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants for all periods presented, the financial statements of subsidiaries located in countries that are subject to significant risks, restrictions or fluctuations due to inflationary or exchange effects (so called “not stable” countries) must be remeasured in U.S. dollars. Accordingly, the financial statements of the subsidiaries located in Argentina, Brazil, Venezuela, Colombia and Ecuador are remeasured in U.S. dollars as follows:

1.	Monetary assets and liabilities were translated at year-end rates of exchange between the U.S. dollar and the local currency.

2.	All non-monetary assets and liabilities and shareholders’ equity were translated at historical rates of exchange between the U.S. dollar and the local currency.

3.
Income and expense accounts were translated at average rates of exchange between the U.S. dollar and the local currency for the period, except for those arising from non-monetary accounts, which are included at historic rates of exchange.

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

c) Consolidation

The Company´s consolidated financial statements include the accounts of Masisa and the following subsidiaries which it controls:

Company	2006	Ownership December 2005	2004
	%	%	%
Inversiones Internacionales Terranova S.A	60.0000	60.0000	60.0000
Masisa S.A. (1)	-	-	52.4340
Inversiones Coronel Ltda. (2)	0.0000	100.0000	52.4340
Masisa Inversiones Ltda. (2)	0.0000	100.0000	52.4340
Masisa Concepción Ltda. (2)	0.0000	100.0000	52.4340
Masisa Partes y Piezas Ltda.	100.0000	100.0000	52.4340
Forestal Tornagaleones S.A. (3)	94.9061	94.9061	31.6960
Masisa Overseas Ltd	100.0000	100.0000	52.4340
Masisa USA, Inc	70.0480	70.0480	70.0480
Terranova Panamá S.A.	60.0000	60.0000	60.0000
Terranova de Venezuela S.A. y Filial	60.0000	60.0000	60.0000
Coforven S.A.	59.9700	59.9700	59.9700
Forestal Terranova Mexico S.A. de C.V.	59.9940	59.9940	59.9940
Cor. Forestal Guayamure C.A.	51.0000	51.0000	51.0000
Cor. Forestal Imataca C.A.	60.0000	60.0000	60.0000
Andinos C.A.	60.0000	60.0000	60.0000
Fibranova C.A.	60.0000	60.0000	60.0000
Masisa Madeiras Ltda.	59.9940	59.9940	59.9940
Masisa Colombia S.A.	59.9940	59.9940	59.9940
Masisa do Brasil Ltda.	100.0000	100.0000	52.4340
Forestal Argentina S.A. (4)	93.6530	47.5480	15.8810
Masisa Argentina S.A.	100.0000	100.0000	52.4340
Masisa Ecuador S.A.	100.0000	100.0000	52.4340
Maderas y Sintéticos del Perú S.A.C	99.9011	99.9011	52.3820
Maderas y Sintéticos Mexico S.A. de C.V	100.0000	100.0000	52.4340
Maderas y Sintéticos Servicios S.A. de C.V	100.0000	100.0000	52.4340
Masnova S.A.	80.0000	80.0000	56.2170
C.C. MAS S.A.de C.V. (5)	100.0000	-	-

All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements, and the participation of the minority investors has been recognized, presented as minority interest.

(1)
On July 22, 2002, the Company acquired 400,776,639 shares of Masisa S.A. (“Old Masisa”), representing 43.16% of Old Masisa’s equity. As a result of this acquisition, the Company’s interest in Old Masisa totalled 481,861,555 shares, representing 51.89% of Old Masisa’s equity. Therefore, commencing July 22, 2002, the financial statements of Old Masisa are consolidated with the Company.

On June 27, 2003, the Company acquired 5,000,000 shares, equivalent to 0.544% of Old Masisa’s equity. The purchase price for the shares amounted to ThUS$ 1,256 and was accounted for consistent with the policy described in Note 2 m).

On April 12 and 13, 2005 the shareholders of the Company approved the merger by incorporation of the Old Masisa S.A. into Terranova through an exchange of shares and ADSs as explained in Note 1.

(2)	Subsidiaries were merged and incorporated into the Company as of June 21, 2006.

(3)
On November 15, 2005, the Company acquired an additional 9,987,400 shares of Forestal Tornagaleones S.A. (Tornagaleones), equivalent to 34.452% of Tornagaleones’s equity. the Company cash in the amount of ThUS$ 29,890 for these shares and registered negative goodwill for the excess cash paid over the fair value of the net assets received. (see Note 12).

(4)
On January 6, 2006, Tornagaleones acquired an additional 22,406,455 shares of Forestal Argentina S.A. (FASA) equivalent to 48.58% of FASA’s equity. Prior to this, Tornagaleones owned 50.1% of FASA. Tornagaleones paid cash in the amount of ThUS$ 24,340 for these shares and registered negative goodwill for the excess cash paid over the book value of the net assets received. (see Note 12).

(5)
On August 22, 2006, the subsidiaries Maderas y Sintéticos de México S.A. de C.V. and Maderas y Sintéticos Servicios S.A. de C.V. created a subsidiary named CC MAS S.A. de C.V., which is a variable capital closed corporation. Maderas y Sintéticos de México S.A. de C.V. owns 99.99% of CC MAS S.A. de C.V. and Maderas y Sintéticos Servicios S.A. de C.V. owns 0.01%.

In accordance with Circular Letter No. 150 issued by the SVS, the Company has completed an evaluation of the net asset value of its subsidiaries in Brazil, Venezuela, Argentina and Mexico by estimating cash flows to be generated by the subsidiaries in the future. Based on these estimates, the Company concluded that at December 31, 2006 no impairment adjustments are necessary.

At December 31, 2006 and 2005, the Company held investments in Venezuela, through its subsidiary Inversiones Internacionales Terranova S.A., as follows:

- Terranova Venezuela S.A.
- Fibranova C.A.
- Andinos C.A.
- Oxinova C.A.
- Corporacion Forestal Itamaca C.A.
- Corporacion Forestal Guayamure C.A.

In December 2002, business associations, trade unions as well as political and civil organizations called a National Civic Strike in Venezuela that had a significant impact on the economic activities of the country, primarily in the oil and petrochemical industry. Recently, the government announced the nationalization of certain business sectors, incuding the energy sector. This situation has led to an irregular supply of raw material necessary for the manufacturing operation of the subsidiaries in Venezuela.

Additionally, on January 21, 2003, the National Executive enabled the Finance Ministry to confirm with the Central Bank of Venezuela (BCV), temporary measures to establish limits and restrictions to convertibility of the Bolivar (Bs) and to the transfer of funds abroad. Based on this action, on the same date the Finance Ministry and the BCV agreed to suspend the trading of foreign currencies in Venezuela. On February 5, 2003, two exchange agreements to establish a new system of foreign exchange management were established. The exchange rate was fixed at Bs 1,596/US$ 1 (buying) and Bs 1,600/US$ 1 (selling). This exchange was modified in March 2006, and was fixed at Bs 2,144/US$.1 (buying) and Bs 2,150/US$ 1 (selling).

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

d) Price-level restatements

Certain of the Company´s subsidiaries have not received approval to maintain their accounting records in U.S. dollars. Tornagaleones continues to maintain Chilean peso accounting records and apply the principle of price-level restatements in accordance with Chilean GAAP. For this purpose, non-monetary assets, liabilities and equity accounts have been restated by charges or credits to income, unless not required by TB 64. Furthermore, the income and expense accounts have been restated in terms of year-end constant Chilean pesos.

In accordance with Chilean tax regulations and accounting practices, the restatements are calculated based on the official Consumer Price Index of the National Institute of Statistics, applied one month in arrears, which was 2.1% and 3.6% for the years ended November 30, 2006 and 2005, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

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

e) Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in currencies other than the U.S. dollar have been translated into the U.S. dollar at the observed exchange rates, as reported by the Central Bank of Chile. The observed exchange rates for foreign currencies into one U.S. dollar as of December 31, 2006, 2005 and 2004, were as follows:

	At December 31,
	2006	2005	2004
Brazilian reais	2.138	2.336	2.654
Bolivian bolivars	2,150.000	2,150.000	1,920.000
Argentine peso	3.062	3.025	2.979
Chilean peso	532.390	512.500	557.400
Colombian peso	2,238.790	2,284.220	2,389.750
Mexican peso	10.875	10.611	11.218
Euro	0.788	0.8470	-
Unidad de Fomento (1)	0.029	0.0289	0.032

(1)	An inflation-indexed-Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

f) Marketable securities

Marketable securities consist of investments in money market funds and are stated at market value based on year-end quoted values.

g) Allowance for doubtful accounts

The Company has recorded an allowance for doubtful accounts determined on the basis of the aging of accounts receivable and additional allowances for specific customers where collection is doubtful.

h) Inventories

Inventories are valued at the lower of production or acquisition cost, including indirect manufacturing costs, or market value. Inventory costs are determined using the average cost method. The valuation of inventories are assessed periodically and, if necessary, a write-down of the value for estimated excess and obsolete inventory is recorded based on estimates about future demand and actual usage.

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

Depletion, or costs attributed to timber harvested, is determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. The estimated volume of recoverable timber is determined using statistical information and other data related to growth rates and yields gathered from physical observations, models, and other information gathering techniques. Changes in yields are generally due to adjustments in growth rates and similar matters and are accounted for prospectively as changes in estimates. The cost of timber harvested is included in the carrying values of raw materials and product inventories and in the cost of products sold as these inventories are sold to third parties. The depletion rate calculations do not include an estimate for future costs associated with existing stands, future reforestation costs associated with a stand’s final harvest, or future volume in connection with the replanting of a stand subsequent to its final harvest.

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

Depreciation for the years ended December 31, 2006, 2005 and 2004 amounted to ThUS$ 50,303, ThUS$ 50,691 and ThUS$ 48,378, respectively.

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

m) Goodwill and negative goodwill

Under Chilean GAAP, for acquisitions before January 1, 2004, goodwill arose from the excess of the purchase price of companies acquired over their net book value; negative goodwill arose when net book value of the acquired company exceeds the purchase price of companies acquired. Effective January 1, 2004, TB 72 requires the determination of goodwill and negative goodwill based on the fair value of the acquired company.

Goodwill and negative goodwill are amortized over ten to twenty years considering the expected period of return of the investment. The Company evaluates the recoverability of goodwill on a periodic basis.

n) Bonds and promissory notes

Bonds and promissory notes are recorded at face value plus accrued interest. The discount on, and expenses incurred, in the issuance of the bonds are included in Prepaid expenses and other assets in the Consolidated Balance Sheets and are amortized using the interest method of amortization over the term of the instruments. Total capitalized costs associated with bonds were ThUS$ 9,184 and ThUS$ 4,832 as of December 31, 2006 and 2005, respectively, of which ThUS$ 2,356, ThUS$ 1,744 and ThUS$ 951 was amortized to expense in the years ended December 31, 2006, 2005 and 2004, respectively.

o) Income tax and deferred taxes

The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular No. 1,466 of the SVS. The effects of deferred income taxes at January 1, 2000 that were not previously recorded, were recognized, in accordance with the transitional period provided by Technical Bulletin No. 60 (TB 60), against a contra asset or liability account (“complementary accounts”) and were recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability relates.

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

r) Derivative contracts

The Company enters into hedging contracts including interest rate swap agreements and forward exchange contracts. The contracts are accounted for in accordance with Technical Bulletin No. 57, “Accounting for Derivative Contracts” (TB 57) of the Chilean Institute of Accountants. Under TB 57, all derivative financial instruments are recognized on the Consolidated Balance Sheets at their fair value.

The Company has derivative instruments which index are considered hedges of forecasted transactions these derivative instruments are stated at fair value on the Consolidated Balance Sheets and any change in the fair value are recognized on the balance sheet as an unrealized gain or loss in Other current liabilities or in Other assets. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in Non-operating income in the Consolidated Statements of Income.

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

The impact of the Company’s hedging activities included in Financial expenses for the years ended December 31, 2006, 2005 and 2004 totaled ThUS$ 4,537, ThUS$ 4,034 and ThUS$ 4,038, respectively. The unrealized gains included in Other long-term liabilities as of December 31, 2006 and 2005 totaled ThUS$ 3,776 and ThUS$ 3,588, respectively. The unrealized losses included in Other assets as of December 31, 2006 and 2005 totaled ThUS$ - and ThUS$ 20, respectively.

s) Securities purchased under resale agreements

Time deposits are recorded at cost plus accrued interest at each period-end. Securities purchased under resale agreements are presented at cost plus accrued interest at the period-end. The values of these investments did not exceed their respective market values at December 31, 2006 and 2005.

t) Research and development expenses

Research and development expenses are charged to income in the period in which they occur. The Company has not incurred significant research and development expenses during the years ended December 31, 2006, 2005 and 2004.

u) Development stage accumulated deficit

Investments in majority-owned subsidiaries considered to be in the development stage are recorded in accordance with the equity method of accounting on the Consolidated Balance Sheets; however, the Company’s share of the investee’s results of operations during the development stage are recorded as a reserve which forms part of Shareholders’ equity.

v) Cash equivalents

The Company considers all short-term, highly-liquid investment securities purchased with original maturities of three months or less to be cash equivalents for purposes of the Consolidated Statements of Cash Flows.

The balances of cash and cash equivalents were as follows:
	December 31,
	2006	2005	2004
	ThUS$	ThUS$	ThUS$
Cash	16,705	11,987	13,126
Time deposits and money market funds	29,388	85,330	45,404
Securities purchased under resale agreements (Note 9)	956	541	-
Total	47,049	97,858	58,530

NOTE 3 - ACCOUNTING CHANGES

During the year ended on December 31, 2006, the Company changed its method of accounting for a long-term non-interest bearing payable related to certain tax balances in Brazil. The Company previously recorded this payable balance at its undiscounted face amount. Upon applying the new methodology, the payable balance is now recorded at its present value based on a discount rate, which consideres among other things, the estimated borrowing rate of the Company under similar terms. This change in accounting principle was based on the application of Financial Interpretation 06-08 issued under International Financial Reporting Standards in August 2006. The cumulative effect of this change as of January 1, 2006 resulted in an increase in financial income of ThUS$ 3,987.

NOTE 4 - MARKETABLE SECURITIES

Marketable securities are summarized as follows:

	December 31,
	2006	2005
	ThUS$	ThUS$
Money market funds	956	2,424
Total marketable securities	956	2,424

NOTE 5 - ACCOUNTS RECEIVABLE (NET)

Accounts receivable (net) includes the following:

	Accounts receivable aging		December 31,
	1-90 days	91-360 days	2006
	ThUS$	ThUS$	ThUS$
Trade accounts receivable	115,764	14,955	130,719
Notes receivable	10,085	595	10,680
Other accounts receivable	15,986	3,136	19,122
Less: Allowances for doubtful accounts			(6,470)
Total			154,051

	Accounts receivable aging		December 31,
	1-90 days	91-360 days	2005
	ThUS$	ThUS$	ThUS$
Trade accounts receivable	92,231	12,136	104,367
Notes receivable	11,717	2,440	14,157
Other accounts receivable	14,328	6,349	20,677
Less: Allowance for doubtful accounts			(5,593)
Total			133,608

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

a) Notes and accounts receivable from related companies

	Short-term December 31,		Long-term December 31,
Company	2006	2005	2006	2005
	ThUS$	ThUS$	ThUS$	ThUS$
Oxinova C.A.	6,151	4,862	-	-
Plycem Construsistemas de Costa Rica	517	140	-	-
Amanco Tubosistemas Honduras	279	112	-	-
Amanco Brasil Limitada	221	-	1,406	-
Plycem Construsistemas Nicaragua S.A.	82	10	-	-
Plycem Construsistemas Guatemala S.A.	77	117	-	-
Plycem Construsistemas El Salvador S.A.	51	55	-	-
Total	7,378	5,296	1,406	-

b) Notes and accounts payable to related companies

	Short-term December 31,		Long-term December 31,
Company	2006	2005	2006	2005
	ThUS$	ThUS$	ThUS$	ThUS$
Oxinova C.A.	4,628	3,033	-	-
Tek Board Overseas Inc. Amanco.	823	417	-	-
Total	5,451	3,450	-	-

c) Transactions

			2006		December 31, 2005		2004
Company	Relationship	Transactions	Amount	Effects in results (charge)/credit	Amount	Effects in results (charge)/credit	Amount	Effects in results (charge)/credit
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Plycem Construsistemas Costa Rica S.A.	Affiliate	Sale of products	1,062	340	798	279	721	238
Plycem Construsistemas Guatemala S.A.	Affiliate	Sale of products	544	212	278	106	268	88
Plycem Construsistemas Honduras S.A.	Affiliate	Sale of products	51	6	-	-	58	19
Plycem Construsistemas Nicaragua S.A.	Affiliate	Sale of products	361	119	82	29	163	54
Plycem Construsistemas El Salvador S.A.	Affiliate	Sale of products	424	153	95	35	317	105
Oxinova C.A.	Investee	Rental of assets	12	12	14	14	12	12
	Investee	Administrative services	72	72	82	82	72	72
	Investee	Purchase of chemical products	20,448	(20,448)	18,230	(18,230)	17,655	(17,655)
Forestal Río Calle-Calle S.A.	Investee	Interest on loans	-	-	-	-	34	34

NOTE 7 - INVENTORIES

Inventories include the following:

	December 31,
	2006	2005
	ThUS$	ThUS$
Standing timber	33,526	30,857
Finished products and work in progress	85,407	114,658
Products for the resale	21,988	26,870
Materials, spare parts, supplies and other items	44,856	47,651
Total inventories	185,777	220,036

As of December 31, 2006 and 2005, inventories are shown net of the allowance for obsolescence amounting to ThUS$ 3,146 and ThUS$ 2,489, respectively, and allowance to reduce inventories to net realizable value of ThUS$ 3,220 and ThUS$ 2,887, respectively.

NOTE 8 - DEFERRED TAXES AND INCOME TAX

a) Income tax

The income tax provisions in the Consolidated Statements of Income were as follows:

NOTE 8 - DEFERRED TAXES AND INCOME TAX

a) Income tax

The income tax provisions in the Consolidated Statements of Income were as follows:

	(Charges)/credits December 31,
	2006	2005	2004
	ThUS$	ThUS$	ThUS$
Current year provision for income tax	(8,823)	(7,455)	(6,117)
Deferred income tax (expense) benefit	(10,138)	(2,672)	(3,003)
Other	(4,383)	(3,000)	(2,608)
Total	(23,344)	(13,127)	(11,728)

b) Taxes recoverable and payable were as follows:

	December 31,
	2006	2005	2004
	ThUS$	ThUS$	ThUS$
Income tax provision	(8,823)	(7,455)	(6,117)
Refund of income taxes of prior years	17,836	15,158	11,681
Provisional monthly income tax prepayments	14,359	4,944	5,554
Value added taxes recoverable	24,356	24,679	24,916
Other	5,685	8,441	8,587
Total	53,414	45,767	44,621

c) Accumulated tax losses carryforward

The detail of accumulated tax losses for the Company and each subsidiary is as follows:

	December 2006	Tax rate	December 2005	Tax rate	Expiration date
	ThUS$	%	ThUS$	%
Masisa S.A.	197,749	17.0	292,235	17.0	No term
Fibranova C.A.	3,913	34.0	30,805	34.0	2 years
Andinos C.A.	8,698	34.0	12,160	34.0	3 years
Terranova Venezuela S.A.	50,851	34.0	2,640	34.0	3 years
Inversiones Internacional Terranova S.A.	64,718	17.0	64,718	17.0	No term
Masisa Madeiras Ltd.	7,321	34.0	4,912	34.0	No term
Masisa USA, Inc.	-	37.5	288	37.5	19 years
Masisa Argentina S.A.	-	35.0	923	35.0	-
Masisa do Brasil Ltd.	41,013	34.0	37,191	34.0	No term
Masisa de Mexico S.A.	2,745	29.0	4,738	29.0	8 years
Forestal Tornagaleones S.A.	22,272	17.0	25,524	17.0	No term
Forestal Argentina S.A.	2,649	35.0	7,880	35.0	No term
Masisa del Perú S.A.C	213	30.0	-	-	1 Years
Masisa Ecuador S.A.	287	30.0	480	30.0	No term
Total tax losses	402,429		484,494

d) Deferred taxes

The accumulated balances from deferred taxes originating from temporary differences were as follows:

	December 31, 2006				December 31, 2005
	Deferred assets		Deferred liabilities		Deferred assets		Deferred liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,544	-	-	-	1,173	-	-	-
Vacation accrual	835	-	-	-	656	-	-	-
Overhead costs	-	-	980	-	-	-	552	-
Depreciation	-	-	-	34,374	-	-	-	31,769
Other events	2,515	1,882	68	2,359	1,231	2,574	148	511
Other provisions	1,342	253	-	16,715	289	346	422	10,257
Tax losses carryforward	7,555	80,733	-	-	504	99,044	-	-
Cost of forest	-	-	1,005	15,445	-	-	64	17,730
Forest reserve	-	-	-	59,590	-	-	-	48,682
Asset financing cost	-	-	-	6,149	-	-	-	7,021
Provision for particle board line	-	1,451	-	-	-	1,049	-	-
Complementary account forest reserve net of amortization	-	-	-	(10,178)	-	-	-	(10,325)
Complementary accounts net of amortization	-	(1,110)	-	(16,915)	(35)	(1,469)	-	(18,259)
Valuation allowance	(1,862)	(53,627)	-	-	-	(52,852)	-	-
Total	11,929	29,582	2,053	107,539	3,818	48,692	1,186	87,386

NOTE 9 - OTHER CURRENT ASSETS

Other current assets include the following:

	December 31,
	2006	2005
	ThUS$	ThUS$
Bond issuance costs	2,288	2,305
Unrealized losses on interest rate swap agreements	-	385
Securities purchased under resale agreements	-	541
Treasury stock	-	1,842
Other	191	132
Total	2,479	5,205

NOTE 10 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

	December 31,
	2006			2005
	Gross value	Accumulated depreciation	Net value	Gross value	Accumulated depreciation	Net value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Land
Land	142,758	-	142,758	132,130	-	132,130
Plantations	630,042	-	630,042	564,236	-	564,236
Buildings and infrastructure	220,140	(74,650)	145,490	224,661	(67,469)	157,192
Machinery and equipment	849,262	(299,521)	549,741	824,958	(262,286)	562,672
Other property, plant and equipment	127,207	(40,973)	86,234	77,450	(40,795)	36,655

Reappraisals Land	2,672	-	2,672	2,671	-	2,671
Buildings and infrastructure	4,718	(4,307)	411	4,719	(4,278)	441
Total	1,976,799	(419,451)	1,557,348	1,830,825	(374,828)	1,455,997

Capitalized plantation financing costs for the years ended December 31, 2006 and 2005 amounted to ThUS$ 6,534 and ThUS$ 5,182, respectively.

Government grants awarded for forestry activities are accounted for as a reduction of Plantations. Grants balances related to non-harvested plantations amounted to ThUS$ 5,305 and ThUS$ 5,686 as of December 31, 2006 and 2005, respectively.

NOTE 11 - INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Investments in unconsolidated affiliates included the following at December 31, 2006 and 2005:

			Number of	Ownership percentage		Shareholders’ equity of investee			Result for the year		Equity in earnings (losses)			Equity value		Investment book value
Company	Country	Currency	shares	2006	2005	2006	2005	2006	2005	2004	2006	2005	2004	2006	2005	2006	2005
				%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Oxinova C.A.	Venezuela	Dollar	1,963,564	49.000	49.000	9,492	8,285	1,250	1,493	2,720	613	720	1,333	4,651	4,060	4,651	4,060
Total														4,651	4,060	4,651	4,060

NOTE 12 - GOODWILL AND NEGATIVE GOODWILL

Goodwill includes the following:

	December 31,		December 31,
	2006		2005
Company	Amount amortized in the period	Balance of goodwill	Amount amortized in the period	Balance of goodwill
	ThUS$	ThUS$	ThUS$	ThUS$
Masisa USA, Inc. (1)	-	-	706	-
Masisa Cabrero S.A. (2)	85	1,165	85	1,249
Total	85	1,165	791	1,249

Negative goodwill includes the following:

	December 31,		December 31,
	2006		2005
Company	Amount amortized in the period	Balance of goodwill	Amount amortized in the period	Balance of goodwill
	ThUS$	ThUS$	ThUS$	ThUS$
Corporación Forestal
Guayamure C.A. (3)	124	1,751	124	1,874
Masisa (4)	2,766	29,301	2,766	32,067
Forestal Tornagaleones S.A. (5)	855	12,622	163	13,480
Inversiones Internacionales Terranova S.A. (6)	335	5,703	335	6,039
Forestal Argentina S.A. (7)	472	8,975	-	-
Total	4,552	58,352	3,388	53,460

(1)	This subsidiary was acquired in 1997 and goodwill was amortized over ten years.

(2)
During 2000, the Company’s then existing consolidated subsidiary Old Masisa purchased a 92.61% interest in Masisa Cabrero S.A. from Forestal Terranova and Fibras del Noreste S.A. for ThUS$ 43,469, which resulted in goodwill of ThUS$ 1,593. The goodwill is being amortized over twenty years.

(3)	This negative goodwill originated as a result of the acquisition of Corporación Forestal Guayamure C.A., a Venezuelan company, and is being amortized over twenty years.

(4)	The acquisition of a 43.16% interest in Old Masisa in July 2002 and a 0.544% interest in June 2005 resulted in negative goodwill.This negative goodwill is being amortized over fifteen years.

(5)
On June 27, 2002, the Company, through it then existing subsidiary Old Masisa, made a capital investment of ThUS$ 7,372 in its subsidiary Forestal Tornagaleones S.A., which increased its ownership by 6.45%. This investment resulted in negative goodwill of ThUS$ 2,012. This negative goodwill is being amortized over twenty years.

On November 15, 2005, the Company purchased 9,987,400 shares, equivalent to 34.35% of Tornagaleones, generating a negative goodwill of ThUS$ 11,890 that it is being amortized over twenty years.

(6)
In October 2004, the Company, through its subsidiary Masisa (formerly Forestal Terranova S.A.), acquired a 39.99% interest in Inversiones Internacionales Terranova S.A. resulting in negative goodwill of ThUS$ 6,709. This negative goodwill is being amortized over twenty years.

(7)	In January 2006, Tornagaleones purchased 22,406,455 shares, equivalent to 48.58% of FASA, generating negative goodwill of ThUS$ 9,447. This negative goodwill is being amortized over twenty years.

NOTE 13 - OTHER ASSETS

Other assets include the following:

	At December 31,
	2006	2005
	ThUS$	ThUS$
Forestry exploitation rights (1)	10,321	10,759
Assets for disposal	1,320	942
Fees paid and tax credits (2)	-	463
Receivable for swap agreements	5,842	2,350
Fair value swap agreements	-	20
Discount on bonds issued	5,080	7,443
Bond issuance costs	5,918	2,416
Other	1,739	1,287
Total	30,220	25,680

(1)
In May 1997, the Company entered into a US$ 28.5 million contract with CVG-Proforca, a Venezuelan governmental entity, for the rights to use and harvest 59,000 hectares of plantation consisting of Caribbean type lumber for a term of 30 years. As a condition to enter into this contract, the Company was required to enter into a fifteen year operating lease contract for a sawmill owned by CVG-Proforca requiring a payment of US$ 10.0 million. At the inception of both contracts, the Company paid the full amounts totaling US$ 38.5 million.

Under Chilean GAAP, the US$ 28.5 million paid was capitalized as purchased timber resources and included in Property, plant and equipment in the Consolidated Balance Sheets. The accounting policy pursuant to Chilean GAAP for timber resources is described above in Note 2 i). Further, under Chilean GAAP, the US$ 10 million paid for the lease contract was capitalized as an intangible and included under Other assets in the Consolidated Balance Sheets. This intangible is amortized proportionally based on the cubic meters of forest harvested as a percentage of total forests estimated to be harvested.

During 2000, Terranova de Venezuela S.A. acquired from its subsidiary Coforven S.A., the exploitation rights to 236,000 annual cubic meters of lumber and a sawmill for ThUS$ 3,324. The exploitation rights are being amortized according to the amount of cubic meters of harvested products from the forest owned by Terranova de Venezuela S.A. and used to supply the plants. The balance of Coforven’s goodwill amounted to ThUS$ 987 at the date of sale, has been included as part of exploitation rights since Terranova de Venezuela acquired a significant part of the production assets of Coforven S.A.

(2)
Corresponds to prepaid fees and tax expenses incurred for obtaining long-term loans by the Company and its subsidiary Inversiones Internacionales Terranova S.A. These expenses are amortized over the term of the loans.

NOTE 14 - SHORT-TERM BANK BORROWINGS

Short-term bank borrowings maturing in one year or less included the following at December 31, 2006 and 2005:

	Currency or indexation rate borrowing denominated in
			Other foreign
	US Dollars		currencies		Total
Issuer	2006	2005	2006	2005	2006	2005
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Banco del Desarrollo	-	3,042	-	-	-	3,042
Banco Itau BBA S.A	615	-	-	-	615	-
Banco de Chile	-	5,030	-	-	-	5,030
ABN AMRO Bank	3,701	8,046	-	5,102	3,701	13,148
HSBC Bank USA	-	4,668	-	-	-	4,668
Banco Corpbanca	-	9,064	-	-	-	9,064
Banco Mercantil	-	-	26,835	16,339	26,835	16,339
Banco Boston N.A	-	23,143	-	-	-	23,143
Citibank NA	-	13,372	-	-	-	13,372
Banco de Venezuela	-	-	19,370	24,293	19,370	24,293
Banco BBVA	-	3,022	-	-	-	3,022
Banco Provincial	-	-	8,423	-	8,423	-
Citibank Venezuela	-	-	6,585	-	6,585	-
Totales	4,316	69,387	61,213	45,734	65,529	115,121

Principal outstanding	3,729	68,800	59,472	45,456	63,201	114,256

Average annual interest rate	5.25%	4.64%	10.86%	14.28%

Accrued interest totaling ThUS$ 2,328 and ThUS$ 865 at December 31, 2006 and 2005, respectively, is included in the outstanding balances.

At December 31, 2006, the Company had ThUS$ 509,724 of short-term lines of credit, of which ThUS$ 327,295 were unused and available for borrowing on an unsecured basis.

NOTE 15 - LONG-TERM BANK OBLIGATIONS

a)	Current portion of long-term bank borrowings with banks and financial institutions are summarized as follows at December 31, 2006 and 2005:

	Currency or indexation rate borrowing denominated in
	US Dollars		Other foreign currencies		UF		Total
Issuer	2006	2005	2006	2005	2006	2005	2006	2005
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Westdeutsche Landesbank (1)	1,827	2,960	-	-	-	-	1,827	2,960
Kreditanstal Fur Wieder a (2)	4,059	13,458	-	-	-	-	4,059	13,458
Banco BBVA, Chile (3)	2,235	1,521	-	-	-	-	2,235	1,521
Banco Del Estado De Chile (4)	6,662	4,456	-	-	-	-	6,662	4,456
Corpbanca (5)	16,546	9,771	-	-	-	-	16,546	9,771
Raboinvestments Chile S.A. (6)	2,166	833	-	-	-	-	2,166	833
Banco Crédito e Inversiones (7)	8,383	6,938	-	-	-	3,056	8,383	9,994
Comerica Bank	-	4,357	-	-	-	-	-	4,357
Citibank N.A.	84	-	-	-	-	-	84	-
Banco de Chile - New York (9)	-	4,410	-	-	-	-	-	4,410
The Bank of Nova Scotia (10)	84	7,996	-	-	-	-	84	7,996
Corpbanca Venezuela (11)	-	-	-	3,889	-	-	-	3,889
Banco Santander Chile (12)	5,044	5,900	-	-	-	-	5,044	5,900
Banco Security (13)	2,584	1,905	-	-	-	-	2,584	1,905
Rabobank Nederland (14)	3,076	2,571	-	-	-	-	3,076	2,571
Banco Itau BBA	-	2,011	-	-	-	-	-	2,011
ABN Amro Bank	37	-	-	-	-	-	37	-
Others	-	-	-	-	-	-	-	-
Totales	52,787	69,087	-	3,889	-	3,056	52,787	76,032

Principal outstanding	50,886	66,320	-	3,844	-	2,990	50,886	73,154

Accrued interest totaling ThUS $1,901 and ThUS$ 2,878 at December 31, 2006 and 2005, respectively, is included in the outstanding balances.

b) Long-term bank borrowings with banks and financial institutions are summarized as follows at December 31, 2006 and 2005:

		Maturities				December 31, 2006		December 31, 2005
							Average		Average
		1year to	2 years to	3 years to	5 years to	Total	annual	Total	annual
Issuer	Currency	2 years	3 years	5 years	10 years	long-term	interest rate	long term	interest rate
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	%	ThUS$	%
Westdeutsche Landesbank (1)	US$	1,741	5,821	7,425	12,375	27,362	LIBOR+ 0.4875	7,864	LIBOR+ 0.4500
Kreditanstal Fur Wieder (2)	US$	3,800	3,800	1,900	-	9,500	LIBOR+ 2.2000	26,620	LIBOR+ 2.2000
BBVA Banco (3)	US$	1,252	-	-	-	1,252	LIBOR+ 1.1000	2,890	LIBOR+ 1.1000
BBVA Banco	US$	193	-	-	-	193	LIBOR+ 1.1000	-	-
Banco Estado (4)	US$	4,233	-	-	-	4,233	LIBOR+ 1.1000	8,464	LIBOR+ 1.1000
Corpbanca (5)	US$	8,011	-	-	-	8,011	LIBOR+ 1.1000	18,386	LIBOR+ 1.1000
Raboinvestments Chile S.A. (6)	US$	1,500	1,500	3,500	4,000	10,500	LIBOR+ 0.9000	12,500	LIBOR+ 0.9000
Banco Crédito Inversiones (7)	US$	5,278	2,778	1,388	-	9,444	LIBOR+ 1.1000	14,723	LIBOR+ 1.1000
Comerica Bank	US$	-	-	-	-	-	-	2,143	LIBOR+ 1.3500
Citibank N.A. (8)	US$	-	4,950	19,800	-	24,750	LIBOR+ 0.4875	-	-
Banco Chile New York	US$	-	-	-	-	-	-	4,250	LIBOR+ 1.2500
The Bank of Nova Scotia (9)	US$	-	4,950	19,800	-	24,750	LIBOR+ 0.4875	13,750	LIBOR+ 1.1500
CorpBanca Venezuela	Bol	-	-	-	-	-	-	4,155	LIBOR+ 1.3500
Banco Santander Chile (10)	US$	2,923	-	-	-	2,923	LIBOR+ 1.1000	3,479	LIBOR+ 1.1000
Banco Security (11)	US$	1,166	-	-	-	1,166	LIBOR+ 1.1000	2,331	LIBOR+ 1.1000
Banco Rabobank Nederland (12)	US$	3,040	7,810	23,390	1,620	35,860	LIBOR+ 0.4875	13,969	LIBOR+ 1.0000
ABN AMRO Bank (13)	US$	-	2,200	8,800	-	11,000	LIBOR+ 0.4875	-
Total		33,137	33,809	86,003	17,995	170,944		135,524

(1)
Corresponds to two loans. First loan with an outstanding balance of ThUS$ 4,354 is repayable in six semi-annual installments starting in June 2007. Second loan with an outstanding balance of ThUS$ 24,750 is repayable in six semi-annual installments starting in June 2009.

(2)
Corresponds to two loans. First loan with an outstanding balance of ThUS$ 1,330 is repayable in seven semi-annual installments starting in April 2007. Second loan with an outstanding balance of ThUS$ 11,970 is repayable in seven semi-annual installments starting in April 2007.

(3)	The outstanding balance of this loan as of December 31, 2006 is repayable in four semi-annual installments starting in March 2007 with semi-annual interest payments.

(4)	The outstanding balance of this loan as of December 31, 2006 is repayable in four semi-annual installments, starting in March 31, 2007, with semi-annual interest payments.

(5)	The outstanding balance of this loan as of December 31, 2006 is repayable in four semi-annual installments, starting in April 30, 2007, with semi-annual interest payments.

(6)	Corresponds to two loans. First loan is repayable in twelve semi-annual installments starting in April 2007. Second loan is repayable in seven semi-annual installments starting in May 2007.

(7)	The outstanding balance of this loan as of December 31, 2006 is repayable in four semi-annual installments, commencing April 2007, with interest payments to be made semi-annually.

(8)	This loan is repayable in six semi-annual installments, commencing June 2009, with semi-annual interest payments.

(9)	This loan is repayable in six semi-annual installments, commencing June 2009, with semi-annual interest payments.

(10)	This loan is repayable in four semi-annual installments, commencing March 2007, with semi-annual interest payments.

(11)	This loan is repayable in four semi-annual installments, commencing March 2007, with semi-annual interest payments.

(12)	Corresponds to two loans. First loan is repayable in twelve semi-annual installments starting in April 2007. Second loan is repayable in six semi-annual installments starting in June 2009.

(13)	The outstanding balance of this loan as of December 31, 2006 is repayable in six semi-annual installments, starting in June 2009, with semi-annual interest payments.

Scheduled payments of long-term bank borrowings at December 31, 2006 are as follows:

Amounts payable during the
years ending December 31,	ThUS$
2007	118,316
2008	33,137
2009	33,809
2010	39,939
2011 and thereafter	64,059
Total	289,260

NOTE 16 - BONDS AND PROMISSORY NOTES

Bonds and promissory notes include the following.

		Notional		Interest	Maturity	Commencement of interest	Principal	At December 31,
	Series	amounts	Currency	rate	date	payment	repayment	2006	2005
	(in thousands)%							ThUS$	ThUS$
Short-term portion

Terranova bonds	A	3,500	U.F.	5.00	06/15/2009	Semi-annually	2006	-	123,007
Terranova bonds	B	1,000	U.F.	6.00	06/15/2024	Semi-annually	2009	-	35,160
Terranova bonds	C	30,000	US$	4.92	06/15/2008	Semi-annually	2008	62	62
Masisa bonds	A	500	U.F.	4.92	12/15/2010	Semi-annually	2006	17,362	17,716
Masisa bonds	B	702	U.F.	6.16	12/15/2024	Semi-annually	2011	62	63
Masisa bonds	D	-	U.F.	4.21	10/15/2012	Semi-annually	2008	604	0
Masisa bonds	E	137	U.F.	4.70	10/15/2026	Semi-annually	2007	5,662	0
Private Placement	B	9,000	US$	8.06	05/14/2008	Semi-annually	2006	9,185	9,278
Total								32,937	185,286

Long-term portion

Terranova bonds	C	30,000	US$	4.94	06/15/2008	Semi-annually	2008	30,000	30,000
Masisa bonds	A	2,000	U.F.	4.94	12/15/2010	Semi-annually	2006	52,666	65,340
Masisa bonds	B	702	U.F.	6.16	06/15/2024	Semi-annually	2011	24,178	24,621
Masisa bonds	D	2,000	U.F.	4.21	10/15/2012	Semi-annually	2008	67,957	-
Masisa bonds	E	2,612	U.F.	4.70	10/15/2026	Semi-annually	2007	90,311	-
Private Placement	B	9,000	US$	8.06	06/15/2008	Semi-annually	2008	9,000	18,000
Total								274,112	137,961

a) Bonds

In June 2003, the Company issued UF 4,000,000 Series A fixed rate UF denominated bonds in the Chilean market. Series A bonds mature on June 15, 2009 and pay interest at 5.0%. Interest is payable on June 15 and December 15 of each year with the first payment having been paid on December 15, 2003. Principal is payable on June 15 and December 15 of each year with the first payment due on December 15, 2006.

In June 2003, the Company issued UF 1,000,000 Series B fixed rate UF denominated bonds in the Chilean market. Series B bonds mature on June 15, 2024 and pay interest at 6.0%. Interest is payable on June 15 and December 15 of each year with the first payment having been paid on December 15, 2005. Principal is payable on June 15 and December 15 of each year with the first payment due on December 15, 2009.

In June 2003, the Company issued ThUS$ 30,000 Series C fixed rate US$ denominated bonds in the Chilean market. Series C bonds mature on June 15, 2008 and pay interest at 5.0%. Interest is payable on June 15 and December 15 of each year with the first payment having been paid on December 15, 2005.

In December 2003, the Company´s subsidiary (Old Masisa S.A.) issued ThUS$ 91,453 of fixed rate bonds in the Chilean market. Series A bonds of ThUS$ 71,394 mature in seven years and pay interest at 5.0%. Series B bonds of ThUS$ 20,059 mature in twenty one years and pay interest at 6.25%. Interest is payable on both Series A and B bonds on June 15 and December 15 of each year with the first payment due on June 15, 2005.

On December 22, 2005, the holders of the Series A and B bonds issued in June 2003 were notified of their respective prepayment planned for January 23, 2006. As a result, the Company classified such bonds as current for the year ended December 31, 2005. These bonds were prepaid in January 2006 and similar bonds, Series D and Series E, were issued, under the following terms and conditions:

•
Series D UF 2,000,000 fixed rate bonds: Series D bonds mature on October 15, 2012 and pay interest at 4.25%. Interest is payable on October 15 and April 15 of each year with the first payment having been paid on April 15, 2006. Principal is payable on April 15 and October 15 of each year with the first payment due on April 15, 2008.

•
Series E UF 2,750,000 fixed rate bonds: Series E bonds mature on October 15, 2026 and pay interest at 4.75%. Interest is payable on October 15 and April 15 of each year with the first payment having been paid on April 15, 2006. Principal is payable on April 15 and October 15 of each year with the first payment due on April 15, 2007.

b) Promissory notes

In May, 1996, the Company’s indirect subsidiary Masisa Overseas Ltd., issued ThUS$ 70,000 of fixed rate Promissory notes. Series A Promissory notes of ThUS$ 25,000 matured in 2003 and paid interest at 7.82%. Series B Promissory notes outstanding of ThUS$ 22,000 mature in 2008 and pay interest at 8.06%.

Scheduled payments of the long-term portion of bonds and promissory notes at December 31, 2006 are as follows:

Amounts payable during the years ending December 31,	ThUS$
2007	32,937
2008	74,733
2009	36,227
2010	35,733
2011 and thereafter	127,419
Total	307,049

NOTE 17 - ACCRUED LIABILITIES

Accrued liabilities include the following:

	December 31,
	2006	2005
	ThUS$	ThUS$
Accrued vacations	6,356	5,256
Provision for bonuses	4,406	1,266
Consulting services	2,223	925
Export expenses and freight	588	787
Services	1,664	1,508
Fines from Venezuela	1,624	1,784
Provision for major repairs	98	1,382
Other taxes	6,219	3,087
Others	8,564	5,579
Total	31,742	21,574

NOTE 18 - SHAREHOLDERS’ EQUITY

a)	Changes in capital and reserve accounts for the years ended December 31, 2006, 2005 and 2004 were as follows:

	Common stock	Other reserves	Retained earnings	Development stage deficit	Net (loss) income for the year	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
2004
Balance at December 31, 2003	602,117	113,551	39,122	(4,133)	(20,010)	730,647
Transfer to retained earnings	-	-	(24,143)	4,133	20,010	-
Cancellation of treasury shares	(18,378)	-	-	-	-	(18,378)
Increase in forestry reserve due to appraisal	-	9,795	-	-	-	9,795
Cumulative translation adjustment	-	(703)	-	-	-	(703)
Net income for the year	-	-	-	-	56,778	56,778
Balance at December 31, 2004	583,739	122,643	14,979	-	56,778	778,139

	Common stock	Other reserves	Retained earnings	Development stage deficit	Net (loss) income for the year	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
2005
Balance at December 31, 2004	583,739	122,643	14,979	-	56,778	778,139
Transfer to retained earnings	-	-	56,778	-	(56,778)	-
Dividends paid	-	-	(52,111)	-	-	(52,111)
Capital increase	69,740	-	-	-	-	69,740
Capital effects due to merger	112,742	33,403	91,906	-	-	238,051
Increase in forestry reserve due to appraisal	-	32,842	-	-	-	32,842
Cumulative translation adjustment	-	3,202	-	-	-	3,202
Net income for the year	-	-	-	-	24,434	24,434
Balance at December 31, 2005	766,221	192,090	111,552	-	24,434	1,094,297

	Common stock	Other reserves	Retained earnings	Development stage deficit	Net (loss) income for the year	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
2006
Balance at December 31, 2005	766,221	192,090	111,552	-	24,434	1,094,297
Transfer to retained earnings	-	-	24,434	-	(24,434)	-
Dividends paid	-	-	(11,490)	-	-	(11,490)
Capital increase	42,143	-	-	-	-	42,143
Increase in forestry reserve due to appraisal	-	33,330	-	-	-	33,330
Cumulative translation adjustment	-	(1,410)	-	-	-	(1,410)
Net income for the year	-	-	-	-	29,485	29,485
Balance at December 31, 2006	808,364	224,010	124,496	-	29,485	1,186,355

b) Paid-in capital

At December 31, 2006 and 2005, the capital of the Company was divided into 5,667,750,881 and 5,437,018,860 shares outstanding without nominal value, respectively.

At the extraordinary shareholders’ meeting held on August 29, 2005, the Company agreed to an increase in capital of US$ 150,000,000 through the issue, subscription and payment of 650,000,000 shares with no par value stock.

During 2005, 387,958,843 shares were subscribed and paid, for a total amount of ThUS$ 69,740. In January 2006, with the subscription and payment of 234,544,225 additional shares for a total amount of ThUS$ 42,143, the Company terminated its subscription process.

At the extraordinary shareholders’ meetings of the former Masisa S.A. and the former Terranova S.A. held on April 12 and 13, 2005, the shareholders approved the merger of the former Masisa S.A. into the former Terranova S.A. (see Note 1).

The extraordinary shareholders’ meeting of the former Terranova S.A. approved modifications to its bylaws, the principal ones being a change in the company’s name to Masisa S.A. and an increase in the capital of the Company, to ThUS$ 696,481 divided into 5,049,060,017 shares of no par value, through the issue of 1,130,632,161 new shares of no par value, to be issued fully to shareholders of the former Masisa S.A. in the appropriate proportion according to the agreed share exchange.

c) Other reserves

Other reserves include the following:

	December 31,
	2006	2005
	ThUS$	ThUS$
Forestry reserves	193,186	159,856
Capital effects due to merger	33,403	33,403
Cumulative translation adjustment	(5,792)	(4,382)
Other	3,183	3,213
Total	224,010	192,090

d)Dividends

The dividend policy established by the Company is to distribute annually to shareholders a sum, to be defined at the ordinary shareholders’ meeting, of no less than 30% and no more than 50% of the consolidated net income for each year, without the payment of interim dividends.

e) Treasury shares

As a result of the previous merger between the Company and its consolidated subsidiary Forestal Terranova, the Company acquired 87,871,054 of its own shares that were held by Forestal Terranova S.A. before the merger. Additionally, as allowed by Chilean Law, certain dissenting shareholders of Forestal Terranova S.A. exercised their redemption rights for the receipt of cash payments. As a result, the Company acquired 2,937,494 shares of Forestal Terranova S.A. which after the merger resulted in the Company holding 13,538,394 of its own shares. These treasury shares did not have voting rights, were recorded at cost and included under Other long-term assets in the Consolidated Balance Sheets. On December 26, 2004, the treasury shares were cancelled. As a result,, common stock was decreased by ThUS$ 18,378 and outstanding shares were reduced by 101,409,448 during the fourth quarter of 2004.

As a result of the merger transaction between the Company and Old Masisa, the Company acquired 18,078,984 shares of Old Masisa shares for ThUS$ 4,581 from certain dissenting shareholder’s. These treasury shares are recorded in Other current assets.

As part of the December 2005 increase in capital, the Company placed 10,806,939 treasury shares in the market and the resulting treasury stock balance at December 31, 2005, was 7,272,045 with a value of ThUS$1,842. During 2006, the Company placed 3,459,841 treasury shares in the Chilean market for a value of ThUS$649. The book value of these shares was ThUS$ 876. The remaining treasury shares, with a book value of ThUS$ 966, were retired resulting in a decrease in capital. The impact of the treasury share offering in the market resulted in loss of ThUS$ 227 in 2006 which was recorded as an Other non-operating expense.

NOTE 19 - OTHER NON-OPERATING INCOME

Other non-operating income during each period includes the following:

	Year ended December 31,
	2006	2005	2004
	ThUS$	ThUS$	ThUS$
Gain on sale of forests	1,280	2,149	44,284
Fixed asset impairment reversal (1)	3,038	-	-
Tax devolution	884	-	-
Gain on sale of goods and services	433	-	364
Lease of offices, parking lots and other	-	110	474
Compensation from insurance	-	-	1,120
Other	1,263	540	1,010
Total	6,898	2,799	47,252

(1)
During 2006, the Company evaluated the estimated future cash flows expected from its Valdivia plant. As a result of the evaluation, the Company concluded that the previous impairment provision on the plant was no longer required. Accordingly, such provision was reversed with effect in earnings.

NOTE 20 - OTHER NON-OPERATING EXPENSES

Other non-operating expenses during each period includes the following:
	Year ended December 31,
	2006	2005	2004
	ThUS$	ThUS$	ThUS$
Provision for idle assets (1)	-	-	9,190
Temporary shut-down of industrial plant	570	1,019	155
Depreciation and amortization	969	1,181	1,004
Provision for doubtful accounts non-operational accounts	-	-	2,762
Donations	445	118	350
Loss on sale of goods and services	821	996	63
Severance indemnities	539	449	2,094
Patents, taxes and commissions	542	962	385
Corporate reorganization expenses	-	-	411
Lease of assets from third parties	-	50	1,376
Fines and penalties	446	470	-
Cost of losses (damages)	1,356	288	987
Provisions for molding plant in Venezuela	2,150	-	-
Write-off and other expenses	1,405	-	-
Severance and sawmill reparation costs (2)	4,804	-	-
Write-down of fixed assets	635	-	-
Other	1,201	2,956	2,990
Total	15,883	8,489	21,767

(1)
During the fourth quarter of 2004, the Company recognized a ThUS$ 4,912 provision for wood scanners in Chile and Brazil that after a testing period and negotiations with the supplier were determined to be unusable for their intended purpose. The provision was for the total cost of the equipment. Additionally, the Company recognized a provision for ThUS$ 1,023 during 2004 as a result of obsolete particle board line equipment in Masisa Mexico. The equipment was partially used to recondition a different particle board line and the remaining balance was completely written off since the expected recoverable value is negligible. The Company also recognized a provision for ThUS$ 640 during 2005 for equipment on Masisa Argentina’s impregnation line considered obsolete. The provision was for the entire book value of the equipment. The remaining ThUS$ 2,615 provisions were for various obsolete plant and equipment in Terranova Chile and Venezuela representing the entire book value of such equipment since the expected recoverable value is negligible.

(2)
In March 2006, The Company early terminated its sawmill rental agreement with Proforca. This termination resulted in a compensation payment of ThUS$1,097 and expenses related to the sawmill for ThUS$3,707.

NOTE 21 - COMMITMENTS AND CONTINGENCIES

The following are the contingencies and commitments outstanding for the year ended December 31, 2006:

a) Financial covenants.

In the ordinary course of business, the Company has certain restrictive convenants associated with its short-term and long-term bank obligations and its bonds and promissory notes. Such covenanents include, among other restrictions, compliance with certain financial ratios including debt and expense ratios, prohibitions of selling or transferring certain assets, and maintaining insurance policies on select assets. All of the Company’s covenants are being met at the date of these financial statements.

b) Deferred customs duties

At December 31, 2006, the Company owed deferred customs duties of ThUS$ 18 (ThUS$ 195 in 2005). These duties are not presented as liabilities as the Company plans to utilize export incentives that provide exemption from the payment of these.

c) Other contingencies

On August 26, 2003, the Internal Tax Service in Chile notified the Company that it incorrectly recognized in its taxable income the results of its foreign agencies. This impacted the Company´s calculation of taxable losses for which the Company has booked US$ 39.2 million in recoverable taxes and unused tax losses as of December 31, 2006. The Company has appealed this claim. Based on the opinion of its legal counsel, management believes that this claim will not have a material adverse effect on the Company’s financial position or results of operations that have not already been recognized on the consolidated financial statements.

d) Sale of Shares and Shareholders Agreement

•
The Company's Venezuelan subsidiary, Oxinova C.A., signed a shareholder’s agreement with Oxiquim S.A. restricting the sale of its shares and prohibiting pledges or liens over any shares held and maintained by Fibranova C.A.

•
The Chilean subsidiary Inversiones Internacionales Terranova S.A., on May 23, 2002, signed a shareholder’s agreement with the state Corporación Venezolana de Guayana (CVG), to regulate the obligations of a Venezuelan corporation formed for the construction, management and operation of a river port on the north bank of the Orinoco River, Macapaima, Venezuela on behalf of the Company.

e) Timber purchase contract

The subsidiary Terranova de Venezuela S.A. (TDVSA) has a timber purchase contract that covers a total of 59,000 hectares in the State of Monagas, Venezuela, comprising two areas of 30,000 and 29,000 hectares each. The exploitation period for these forest plantations is 30 years, which began in 1997. The contract includes certain procedural restrictions.

f) Usufruct agreement over 30,000 hectares

In May 1997, TDVSA signed an agreement with CVG-Proforca C.A. for water rights over a plot of land of 30,000 hectares. The term of the contract is 30 years, but the usage rights will cease once TDVSA has exploited all the forest resources following the twentieth year.

g) Annual sales contract with CVG PROFORCA C.A.

During April 2000, TDVSA signed an annual sales contract with CVG-Proforca C.A. for 400,000 cubic meters of commercial Caribbean pine timber. The contract identifies specific timber and sets forth a set unit price, to be indexed annually according to changes in the U.S. Consumer Price Index (CPI) during the preceding year.

h) Resin supply contract

The Company´s Venezuelan subsidiary Fibranova C.A. entered into a 10 years resin supply agreement with Oxinova C.A. for the purchase of a minimum amount of resin of ThUS$ 17,667 per year.

i) Operating lease obligatins

The Company maintains operating lease obligations under long-term forestry land lease agreements and other short and long-terms office, facility and IT leases. The following are the future minimum payments under these agreements:

Year	Amount
ThUS$
2007	6,807
2008	6,182
2009	3,553
2010	3,250
2011	2,931
Thereafter	2,227
24,951

NOTE 22 - SUBSEQUENT EVENTS

During January 2007, a total of 1,171 hectares of planted forests belonging to Masisa S.A. (1,065 hectares) and Tornagaleones (106 hectares), both located in the eighth region of Chile, were affected by forest fires. The affected properties of both companies are covered by policies of insurance and settlement is in process.

During January 2007, the Company’s Board of Directors decided to close the operations of their MDF moulding plant in Charleston, South Carolina (USA). The plan was closed at the beginning of February 2007 and included the termination of approximately 35 employees. The MDF moulding production line will be relocated during 2007 to the Company´s Cabrero Industrial Complex. The assets that may ultimately be liquidated will not have a material effect on the future results of the Company. The net book value of the plant at December 31, 2006 was ThUS$ 2,386.

In June 2007, The Company subscribed an agreement to sell a 90% ownership interest in Forestal Argentina S.A. to Los Boldos S.A. (a subsidiary of Diversified International Timber Holdings LLC) and Grupo Nueva S.A. (a subsidiary of Nueva Holding Inc.) for US$ 107.2 million. As a result of this sale Masisa will recognize a gain of US$ 29 million in fiscal year 2007.

From December 31, 2006, to the date of our opinion, we do not have knowledge of any other material subsequent events.

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

1. Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP are as follows:

a) Functional currency, reporting currency and inflation accounting

i) The Company (previously “Terranova”)

Since the year ended December 31, 1992, the functional and reporting currency of the Company has been the U.S. dollar. For the years prior to 1992, the Company presented its financial statements in Chilean pesos restated to reflect the full effects of the change in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, described in Note 2 d), is based on a model which enables the calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of the local currency by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end, and allows direct utilization of replacement values for the restatement of inventories as an alternative to the price-level restatement of those assets, but only if the resulting variation is not material.

As a result of the change in functional and reporting currency in 1992, for Chilean GAAP purposes, the Company’s accounting records, which until December 31, 1991 had been maintained in its former functional currency, Chilean pesos adjusted for the effects of price level changes, were translated to U.S. dollars by dividing all of the Company’s assets and liabilities by the Chilean peso-U.S. dollar exchange rate prevailing on December 31, 1991.

Pursuant to US GAAP, when a change in functional currency occurs previously issued financial statements should not be restated and a change in the functional currency should be reported prospectively from the date of the change. If the functional currency changes from a non-inflation adjusted local currency to the U.S. dollar, the translated amounts using the exchange rate prevailing at the end of the period prior to the change for non-monetary assets and liabilities and equity accounts become the accounting basis in the period of the change and in subsequent periods. However, in the case of a change from a price-level adjusted currency, such as the Chilean peso, to the U.S. dollar, US GAAP requires the elimination of the accumulated inflation effects on all assets and liabilities for all periods prior to the date of the change before the translation to U.S. dollar. Accordingly, for the reconciliation of net income and equity from Chilean GAAP to US GAAP for the year ended December 31, 2006 and 2005, the Company has (1) eliminated all price-level adjustments of all non-monetary assets and liabilities originated prior to January 1, 1992 and (2) translated all non-monetary assets, liabilities and shareholders’ equity accounts based on the prevailing exchange rate on December 31, 1991. The above reconciling items result in an adjustment included in paragraph 1 r) below.

ii) Old Masisa

Until the date of the merger, the reporting currency of the consolidated subsidiary Old Masisa was the U.S. dollar. Prior to January 1, 2003, Old Masisa reported its financial statements in Chilean pesos. Effective January 1, 2003 and following the approval of the appropriate Chilean regulatory authorities, Old Masisa changed its reporting currency to the U.S. dollar in order to be consistent with Terranova’s financial functional and reporting currency and to facilitate Terranova’s consolidation process for financial reporting purposes. Old Masisa’s functional currency has not changed and remains the U.S. dollar.

As a result of the change in reporting currency in 2003, for Chilean GAAP purposes, Old Masisa’s accounting records, which until December 31, 2002 had been maintained in Chilean pesos adjusted for the effects of price level changes, were translated to U.S. dollars by dividing all of the Company’s assets and liabilities by the Chilean peso-U.S. dollar exchange rate prevailing on December 31, 2002.

Under US GAAP, a change in reporting currency from a price-level adjusted currency such as the Chilean peso to the U.S. dollar requires the prior year financial statements be recast as if the U.S. dollar had been used for all periods. Accordingly, for the reconciliation of net income and equity from Chilean GAAP to US GAAP for all periods presented, the Company has (1) eliminated all price-level adjustments; (2) remeasured all monetary assets and liabilities at current exchange rates; and (3) remeasured non-monetary assets and liabilities based upon exchange rates at the date of acquisition of Terranova’s control or historical exchange rates if later. The resulting adjustment is included in paragraph 1 r) below.

iii) Subsidiaries with accounting records maintained in inflation adjusted Chilean pesos

The Company consolidates those subsidiaries that maintain their accounting records in Chilean pesos adjusted for inflation by translating all peso adjusted for inflation assets, liabilities, revenues and expenses using the exchange rate prevailing at the end of each period. Also, in accordance with Chilean GAAP, the Company records a translation adjustment included in shareholders’ equity derived from the net difference between the value of its investment in those subsidiaries resulting from the movement in the exchange rate between the Chilean peso and the U.S. dollar, the Company’s functional currency.

Pursuant to US GAAP, subsidiaries which maintain their records in a currency other than its functional currency, must remeasure their financial statements into the functional currency before translating to the reporting currency. For all subsidiaries, the functional currency is the U.S. dollar for US GAAP purposes. All monetary assets and liabilities are remeasured based on current exchange rates and all non-monetary assets and liabilities and shareholders’ equity are remeasured based on historical exchange rates. Revenues and expenses are remeasured at the weighted-average of the exchange rates in the period. All remeasurement effects are recorded as a component of net income.

Accordingly, for the reconciliation of net income and equity from Chilean GAAP to US GAAP for December 31, 2006 and 2005, the Company has (1) eliminated all price-level adjustments; (2) remeasured all monetary assets and liabilities at current exchange rates; (3) remeasured non-monetary assets, liabilities and shareholders’ equity accounts based on historical exchange rates; and (4) revenues and expenses at the weighted-average of the exchange rates in the period.

In accordance with Chilean GAAP, for subsidiaries that maintain accounting records in Chilean pesos, monetary assets or liabilities denominated in U.S. dollars are translated to Chilean pesos at year-end exchange rates and the corresponding adjustment is included in net income for the subsidiary. Pursuant to US GAAP, this adjustment is not required for monetary assets and liabilities denominated in U.S. dollars as the Company’s functional currency is the US dollar.

The effects resulting from the above differences between the Chilean GAAP financial statement presentation and currency translation and the methods described above for US GAAP purposes are presented as an adjustment to Chilean GAAP net income. The cumulative effect of these adjustments has been presented net of the corresponding tax effect as an adjustment to Chilean GAAP net equity. Resulting adjustment for this is reflected in paragraph 1 r) below.

b) Income taxes

Under Chilean GAAP, effective January 1, 2000, the Company began applying TB 60 of the Chilean Institute of Accountants concerning deferred income taxes. TB 60 requires the recognition of deferred income taxes for all temporary differences, whether recurring or not, using an asset and liability approach. For US GAAP purposes, in prior years the Company applied Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes”, whereby income taxes are also recognized using substantially the same asset and liability approach. Deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities are based on enacted rates at the dates that the temporary differences are expected to reverse. The effect of changes in tax rates is included in income for the period that includes the enactment date.

After the year ended December 31, 1999, Chilean GAAP and US GAAP differ due to the recognition for US GAAP purposes of the reversal of deferred income taxes included in the US GAAP reconciliation in years prior to 2000.

Prior to the implementation of TB 60, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

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

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax basis of those assets and liabilities is included in paragraph 1 r) below and certain disclosures required under SFAS No. 109 are set forth in paragraph 2 a) below.

c) Revaluation of timber resources

As mentioned in Note 2 i) above, certain timber assets are reported in the financial statements at amounts determined in accordance with an annual technical appraisal. Revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation for both investments in unconsolidated affiliates and consolidated subsidiaries are shown in the reconciliation of shareholder’s equity in paragraph 1 r), below. As previously indicated in Note 2 i) above, the revaluation of timber resources is not given effect in the Consolidated Statements of Income under Chilean GAAP and therefore no US GAAP adjustment is necessary.

d) Revaluation of property, plant and equipment

As described in Note 2 i) above, certain property, plant and equipment has been reported in the financial statements at amounts determined in accordance with a one-time technical appraisal. The revaluation of property, plant and equipment is an accounting principle not generally accepted under U.S. GAAP. The effects of the reversal of this revaluation as well as the related accumulated depreciation and depreciation expense for the year is shown in the Chilean GAAP to U.S. GAAP reconciliation below under paragraph 1 r).

e) Business combinations, goodwill and negative goodwill

Under US GAAP, the purchase method is used for all business combinations. The acquired company’s assets and liabilities are adjusted to give effect to the purchase price paid by the acquiring company. If, after the assets, including intangibles, and liabilities of the acquired company have been adjusted to their fair value, at the acquisition date, the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill. SFAS No. 141, “Business Combinations”, establishes specific criteria for the recognition of intangible assets separately from goodwill and it requires unallocated negative goodwill to be allocated pro rata to the acquired assets or written-off immediately as an extraordinary gain. Goodwill and certain specifically identified intangibles are assigned an indefinite useful life. Accordingly, no goodwill amortization expense is recorded for US GAAP purposes. Goodwill and indefinite life intangibles are subject to annual impairment tests based on the fair value method.

Until December 31, 2003, under Chilean GAAP, the excess of cost over the net book value of a purchased company is recorded as goodwill (the book value purchase method), which is then amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquired company generates sufficient income to absorb the additional amortization in any given year. The excess of net book value over the cost of an investment is considered to be negative goodwill under Chilean GAAP and is also amortized to income over a maximum period of twenty years. The amortization of negative goodwill may be accelerated if the acquired company sustains losses. Beginning January 1, 2004, goodwill and negative goodwill are calculated based on the net fair value of the assets acquired, except in situations where minority interest of consolidated subsidiaries are purchased, in which case a business combination is not deemed to have occurred and any goodwill and negative goodwill are based on the net book value of the assets acquired.

i) Transactions with Old Masisa

Acquisition of remaining minority interest and merger with Old Masisa in 2005

In April 2005, the shareholders of the Company and its 52.434% owned subsidiary, Old Masisa, approved the merger by incorporation of the subsidiary into and with the Company. Conditions required to ratify the merger were completed on May 31, 2005. See Note 1 for details.

Under Chilean GAAP, the acquisition of the 47.566% of Old Masisa, was accounted for similarly to a merger of commonly controlled companies on a prospective basis as of January 1, 2005. Thus, effective January 1, 2005, the historical values of Old Masisa’s assets and liabilities were combined with the Company’s and the minority interest related to Old Masisa was eliminated as of that date. Accordingly, under Chilean GAAP, the operating results for the year ended December 31, 2005 reflect no minority interest impact for Old Masisa as the subsidiary was considered wholly-owned beginning January 1, 2005. Historical financial statements for periods prior to the merger are not restated under Chilean GAAP. Costs related to the merger were expensed under Chilean GAAP.

Under US GAAP, the merger transaction was accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations”. Accordingly, the acquired 47.566% interest of the former subsidiary was incorporated into the Company using the purchase method of accounting. The purchase price was determined based on the market value of the Company shares offered as of May 31, 2005 (the date of the merger under US GAAP), plus incremental direct costs. The book values of individual assets and liabilities were adjusted to their fair values as of the merger date for the proportional interest that was acquired. As for Chilean GAAP purposes, the merger transaction became effective on January 1, 2005 whereas for US GAAP purposes the date of the merger was May 31, 2005, there is a reconciling amount to provide for the minority interest in the operating results of Old Masisa under Chilean GAAP for the first five months of the year. Additionally, as a result of the application of SFAS No. 141 and the fair value adjustments under US GAAP, the Company recognized an intangible asset for the Masisa brand name which was not recognized under Chilean GAAP. The impact of the amortization charge for the difference in the book value and fair value of the assets acquired is reflected as a reconciling item and included in the line item, Business combinations, acquisition of Old Masisa. For U.S. GAAP purposes, goodwill is not amortized but is subject to annual impairment tests based on the fair value method. The purchase accounting adjustments and related calculation of goodwill related to the merger are as follows:

ThUS$
Net book value of Old Masisa under US GAAP (as of date of acquistion)	421,346
Incremental fair value of identified intangible asset (i) (net of deferred taxes of ThUS$ 3,512)	17,146
Adjustment to net assets of Old Masisa to reconcile to fair value (net of deferred taxes of ThUS$ 17,355)	(96,282)
Fair value of Old Masisa (at date of acquisition)	342,210

Fair value of minority interest acquired in Old Masisa (47.566%)	162,776
Purchase price, including expenses related to the acquisition (ii)	249,857
Goodwill under US GAAP	87,801

(i)	Identified intangible associated with Masisa brand name.

(ii)
The purchase price represents the market value on the Santiago Stock Exchange at May 31, 2005 of 1,130,632,161 of Company´s shares at a price of US$ 0.2178, plus external incremental cost directly related to the acquisition amounting to ThUS$ 3,560. Such incremental costs were expensed under Chilean GAAP.

As a result of the different accounting treatment followed for the merger transaction, the shareholder’s equity reconciliation shows a reconciling item for the difference between the capital increase recorded under Chilean GAAP (ThUS$ 238,051) and the capital increase determined under US GAAP (ThUS$ 246,297), amounting to ThUS$ 8,246.

Initial acquisition of Old Masisa in 2002

The Company´s subsidiary Old Masisa was acquired through the purchase of a 43.16% interest in Old Masisa in July 2002 resulting in negative goodwill amounting to ThUS$ 40,381 as described in Note 12 above.

The following table sets forth the US GAAP purchase accounting adjustment relating to the purchase of 43.06% interest in Old Masisa:

ThUS$
Net book value of Old Masisa (as of date of acquisition)	426,086
Incremental fair value of identified intangible asset (1)	20,658
Increase in deferred taxes for intangible asset	(3,512)
Elimination of acquired Old Masisa’s goodwill and negative goodwill	(695)
Adjustment to net tangible assets of Old Masisa to reconcile to fair value	(64,718)
Increase in deferred taxes for adjustment to net tangible assets of Old Masisa to reconciliable to fair value	13,012
Fair value of Old Masisa as of date of acquisition	390,831
Fair value of interest acquired in Old Masisa (43.16%)	168,683
Purchase price (2)	145,580
Negative goodwill under US GAAP allocated to property, plant and equipment and intangible assets (3)	(29,295)

Negative goodwill under US GAAP allocated to Deferred income taxes (3)	6,192

1)	Identified intangible with an indefinite life associated with Masisa brand name.

2)	Purchase price pursuant to US GAAP includes acquisition expenses amounting to ThUS$ 957 Under Chilean GAAP, acquisition expenses are expensed as incurred.

3)
Negative goodwill has been allocated as a pro rata reduction to property, plant and equipment, intangible assets and related deferred income taxes effects, in accordance with the provisions of SFAS No. 141.

ii) Acquisition of 34.35% of Tornagaleones in November 2005

As discussed in Note 1, in November 2005, the Company acquired an additional 34.35% of its consolidated subsidiary Tornagaleones for cash of ThUS$ 29,890 Under Chilean GAAP, the acquisition of the additional 34.35% of Tornagaleones was accounted for as a purchase based on the proportional share of the net book value of the assets acquired. The transaction under Chilean GAAP resulted in negative goodwill of ThUS$ 11,890 as the book value of the proportional net assets received exceeded the purchase price.

Under US GAAP, the acquisition was accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations”. Accordingly, the acquired 34.35% interest was recorded using the purchase method of accounting considering the fair value of the net assets acquired. The purchase price was determined based on cash value paid of ThUS$ 29,890, plus incremental direct costs. The book values of individual assets (primarily forest) and liabilities were substantially equal to the fair values at the acquisition date as forestry asset values are adjusted annually based on current revaluations for Chilean GAAP. Additionally, the Company did not identify any intangible assets under Chilean GAAP or US GAAP. For US GAAP purposes, the excess of the fair value of the net assets acquired over the purchase price, negative goodwill, was allocated as a pro rata reduction to the acquired assets.

iii) Maderas y Paneles S.A., Masisa Cabrero S.A. and Forestal Tornagaleones S.A.

Under Chilean GAAP, goodwill and negative arising from the purchases made by Old Masisa of Maderas y Paneles S.A., Masisa Cabrero S.A. and Forestal Tornagaleones S.A in years prior to its acquisition from the Company in 2002 are recorded at book values and amortized over 20 years. Under US GAAP, an acquiring company should not recognize the goodwill previously recorded by an acquired entity. Such differences in amortization are presented in paragrapg 1 r) below.

iv) Corporación Forestal Guayamure C.A.

Negative goodwill resulting from the purchase by the Company of Corporación Forestal Guayamure C.A. is being amortized over 20 years under Chilean GAAP. Under US GAAP, this negative goodwill would have been allocated prorata to particular forests as of the acquisition date resulting in lower cost of sales when the forest acquired was harvested. The difference between amortizing the negative goodwill to income over 20 years under Chilean GAAP and the impact under the full allocation method pursuant to US GAAP has been included in the reconciliation of net income and shareholders’ equity in paragraph 1 r) below.

v) Terranova International S.A acquisition

As described in Note 12, the Company (formerly Masisa S.A.) acquired the remaining 40% interest in Terranova International S.A. from its indirect controlling shareholder in October 2005. Under Chilean GAAP, the difference between the consideration paid and the book value of Terranova Internacional S.A. was recorded as negative goodwill which is being amortized to income over 20 years. Under US GAAP, the shares acquired from indirect controlling shareholders were considered to be an exchange of ownership interests between companies under common control. As such, the difference between the purchase price paid by Terranova and the 40% of net book value of Terranova International S.A. would have been considered a capital investment and recorded as additional paid-in capital in the consolidated shareholders’ equity of Terranova.

vi) Forestal Argentina S.A.

As described in Note 12, The Company´s subsidiary, Tornaglaeones acquired an additionl 48.58% of FASA. As FASA was already a 50.1% consolidated subsidiary of Tornagaleones, for Chilean GAAP purposes, this additional acquisition of a unrelated minority interest was not considered a business combination. Accordingly, the proportionate share of the acquired assets was transferred at book value. Negative goodwill was recorded for the excess of the book value of the net acquired assets over the purchase price which is being amortized to income over 20 years. For US GAAP purposes, this transaction was accounted for in accordance with SFAS 141 and the puchase method of accounting applied. Accordingly, the proportionate book value of the assets and liabilities acquired were adjusted to their fair values. No intangible assets were identified. For US GAAP, the excess of the fair value of the assets over the purchase price also resulted in negative goodwill. However, for US GAAP this exess was allocated as a pro rata reduction to the acquired assets. As a result of this allocation, the new carrying value of the net assets acquired was less then the carry value recoreded under Chilean GAAP in ThUS$ 8,687. The impact of this difference is reflected below in paragraph 1 r) below.

vii) Amortization of Goodwill and Intangible Assets

Under US GAAP, the Company adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, (SFAS No. 142) as of January 1, 2002. SFAS No. 142 applies to all goodwill and identified intangible assets acquired in a business combination. Beginning January 1, 2002, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually. The Company has performed the annual impairment test of the goodwill originated on its acquisitions and did not identify any impairment.

The adjustments for the differences in accounting for business combinations, goodwill and negative goodwill between Chilean GAAP and US GAAP, as described above, are shown in the reconciliation of net income and shareholder’s equity in paragraph 1 r) below.

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

The adjustments for the reversal of capitalizing interest costs incurred in connection with the development of forests and the netting of foreign-currency gains and losses against interest capitalized pursuant to Chilean GAAP is shown in the reconciliations of net income and shareholder’s equity in paragraph 1 r) below.

g) Treasury stock

As mentioned in Note 18 e), as a result of the merger transaction, the Company recorded its own shares obtained in the legal reorganization described in Note 1 and it's shares purchased from dissenting shareholders who exercised their redemption rights as an asset. Under US GAAP, such shares would have been recorded as treasury stock as a reduction of Shareholders’ equity. In 2006, a portion of these treasury shares were placed in the market and the remaining shares retired. The effect of such difference at December 31, 2005 and 2006 is included under paragraph 1 r) below.

h) Derivative contracts

At December 31, 2006 and 2005, the Company had derivative contracts consisting of interest rate swap agreements which have been designated as hedges of forecasted transactions. These contracts were obtained to mitigate interest rate risk with respect to certain variable interest rate debt.

Pursuant to Chilean GAAP, derivatives are accounted for in accordance with Technical Bulletin No. 57, “Accounting for Derivative Contracts” (TB 57). Pursuant to TB 57, all derivative financial instruments should be recognized on the balance sheet at their fair value. In addition, TB 57 requires that derivative financial instruments be classified as non-hedging (investment) instruments and hedging instruments, the latter further divided into those covering recognized assets or liabilities or an unrecognized firm commitment and those covering forecasted transactions.

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

For US GAAP reconciliation purpose only, the Company has adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS 138 (collectively referred to herein as SFAS 133). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or to the variability of the cash flows that are to be received or paid in connection with a recognized asset or liability or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, a foreign-currency-denominated forecasted transaction or a recognized asset or liability.

While the Company entered into derivatives for the purpose of mitigating its interest rate risk, these contracts do not meet the requirements to qualify for hedge accounting under US GAAP. Therefore, changes in the respective fair values of all derivative instruments are reported in earnings when they occur.

The effect of the differences in accounting for derivative financial instruments are included in the reconciliation of Chilean GAAP and US GAAP in paragraph 1 r) below.

i)	Timber cutting rights

In May 1997, the Company entered into a US$ 28.5 million contract with CVG-Proforca, a Venezuelan governmental entity, for the rights to use and harvest 59,000 hectares of plantation consisting of Caribbean type lumber for a term of 30 years. As a condition to enter into this contract, the Company was required to enter into a 15 year operating lease contract for a sawmill owned by CVG-Proforca requiring a payment of US$ 10 million. At the inception of both contracts, the Company paid the full amounts totaling US$ 38.5 million. In March 2006, such operating lease agreement was early terminated by The Company.

Under Chilean GAAP, the US$ 28.5 million paid was capitalized as purchased timber resources and included in Property, plant and equipment in the Consolidated Balance Sheets. The accounting policy pursuant to Chilean GAAP for timber resources is described above in Note 2 i). Further, under Chilean GAAP, the US$ 10 million paid for the lease contract was capitalized as an intangible and included under Other assets in the Consolidated Balance Sheets. This intangible is amortized proportionally based on the cubic meters of forest harvested as a percentage of total forests estimated to be harvested.

Under US GAAP, the US$ 38.5 paid would be allocated to the estimated fair values of (1) the timber purchased as of the date of the contract, (2) the lease contract for the sawmill with an estimated useful life of 18 years, and (3) the intangible asset acquired for the right to cut timber. The Company is not using the sawmill in its own operations; however, it is sub-leased to a third party under an operating lease. Additionally, based on the conditions of the lease contract, the lease would be accounted for as a capital lease. Subsequently, the cost of the timber purchased would be charged to cost of sales proportionally based on the cubic meters of timber harvested as a percentage of total timber purchased. Cost of sales would also include the amortization of the intangible (forest rights), which would be amortized based on the volume of timber harvested as a percentage of total timber to be harvested under the contract.

The effect of the differences in accounting for the contracts described above are included in the reconciliation of Chilean GAAP and US GAAP in paragraph 1 r) below.

j)	Asset retirement obligation

As part of the contract with CVG-Proforca for the right to use and harvest 59,000 hectares of plantation, the Company is required to reforest 7,500 hectares upon the termination of the contract on May 23, 2027. The contract requires that on expiration of the contract, each hectares should have at least four hundred Caribbean type lumber trees with a minimum age of ten years.

Pursuant to US GAAP, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143) as of January 1, 2004. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. For US GAAP purposes, the Company considers that the contractual obligation to reforest 7,500 hectares meets the definition of an asset retirement obligation under SFAS No. 143.

Under Chilean GAAP, in 2004 there was no specific pronouncement related to asset retirement obligations and such obligations were not accounted for by the Company. However, under current practice, the cost associated with an asset retirement obligation is accrued based on the present value of the estimated obligation. At December 31, 2006, the Company has registered an accrual associated with this obligation for Chilean GAAP reporting.

The adjustments for the differences in accounting for asset retirement obligations between Chilean GAAP and US GAAP, as described above, are shown in the reconciliation of net income and shareholder’s equity in paragraph 1 r) below.

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

Pursuant to Chilean GAAP, the Company has classified the historical cost of equipment sold under the agreement under Other assets in the Consolidated Balance Sheets and has not depreciated the equipment since the date of the sale agreements. A liability has been recorded under Other current liabilities in the Consolidated Balance Sheets for installments paid by the counterparties or for which service payments were reduced in the amount of the installments.

Under US GAAP, this transaction is accounted for as a sale pursuant to a direct financing lease agreement.

An adjustment to derecognize the equipment and the liability received for payments received from the Consolidated Balance Sheets and to recognize the receivable from counterparties discounted to present value and the interest earned has been included in the Chilean GAAP to US GAAP reconciliation below under paragraph 1 r).

l)	Equipment held for sale

The Company’s subsidiary, Masisa Madeiras, discontinued the use of certain equipment in 2003 and decided to list it for sale. In June 2006, such equipment was sold. Under Chilean GAAP, the Company discontinued annual depreciation and the equipment was reclassified to Other assets in the Consolidated Balance Sheets as of December 31, 2005.

For US GAAP purposes, and until December 31, 2002, such equipment did not meet the criteria of a long-lived asset to be disposed of by sale or otherwise as defined by SFAS No. 144, “Accounting for the Impairment or Disposal of long-lived Assets.” During 2003, the conditions for considering the equipment as an asset to be disposed of by sale were met. As such, the equipment would be recorded at the lower of carrying amount or fair value less costs to sell in the US GAAP balance sheet as of December 31, 2005.

An adjustment to recognize depreciation expense and accumulated depreciation until the date the equipment qualified as an asset held for sale under US GAAP and to recognize the difference between carrying amount and fair value less cost to sell has been included in the Chilean GAAP to US GAAP reconciliation below under paragraph 1 r).

m)	Minority interest

The proportional effects of the US GAAP adjustments described above related to the Company’s subsidiaries have been included in the reconciliation of net income and Shareholder’s equity in paragraph 1 r) below.

n)	Balance sheet and income statement classifications under US GAAP

i)
As disclosed in Note 2 n), under Chilean GAAP, the Company has classified the discount on the issuance of bonds amounting to ThUS$ 6,457 and ThUS$ 9,076 as of December 31, 2006 and 2005, respectively, in prepaid assets and other assets. Under US GAAP, in accordance with APB Opinion No. 21, “Interest on Receivables and Payables”, the discount on the issuance of bonds should be reported in the balance sheet as a direct reduction from the face amount of the related bonds instead of a deferred charge.

ii)
As disclosed in Notes 19 and 20, under Chilean GAAP, the Company has classified certain items in non-operating results (i.e., certain gains and losses on sales of property, plant and equipment; write-downs of property, plant and equipment; depreciation of equipment temporarily out of service, certain provisions for non operating accounts receivable losses, etc.) that under US GAAP, are included in operating income. In addition, differences in classification of income and expenses and goodwill as well as other differences between Chilean GAAP and US GAAP exist. As a result of these reclassifications pursuant to US GAAP, operating income amounted to ThUS$72,001 and ThUS$ 73,897, for the years ended December 31, 2006 and 2005, respectively.

o)	Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile, a provision has been made in the accompanying US GAAP reconciliation in paragraph 1 p) below to recognize the corresponding decrease in Shareholder’s equity at December 31 of the year to which the minimum dividend is attributed.

p)	Change in accounting policy applied for Chilean GAAP

The Company changed its method of accounting for a long-term non-interest bearing payable related to certain tax balances in Brazil. The Company previously recorded this payable balance at its undiscounted face amount. Upon applying the new methodology, the payable balance is now recorded at its present value based a discount rate of 9.9%. This discount rate considers, among other things, the estimated borrowing rate of the Company under similar terms. This change in accounting principle for Chilean GAAP was based on the application of Financial Interpretation 06-08 issued under International Financial Reporting Standards in August 2006. The effect of this change for Chilean GAAP was recorded prospectively and resulted in an approximate gain of US$ 3.1 million, before tax. The gain was recored as an increase in financial income for 2006. For US GAAP purposes, there was no change in the accounting treatment for this payable and the liability remains carried at its face value as the payable is related to a tax settlement from a governmental agency. An adjustment to reverse this gain and the related impacts has been included in the Chilean GAAP to US GAAP reconciliation below under paragraph 1 r).

q)	Reversal of impairment loss on long-lived assets

In 2003, the Company recorded an asset impairment related to its Valdivia Plant. The impairment considered a projection of losses associated with the use of certain production lines and on-going cash flows deficits. In 2006, the Company’s estimates of future cash flows associated with the plant’s existing service potencial resulted in the reversal of impairment losses previously recognized amounting to ThUS$ 3,038, with the effect being included in Other non-operating income in the consolidated statement of Income. Under USGAAP, the restoration of a previously recognized impairment loss for a depreciable long-lived asset in prohibited.

r)	Effects of conforming to US GAAP

The adjustments to reported net income pursuant to Chilean GAAP required to conform with accounting principles generally accepted in the United States of America include the following:

	Year ended
	December 31,
	2006	2005
	ThUS$	ThUS$
Net income (loss) as shown in the Chilean GAAP financial statements	29,485	24,434
Effect for change in functional currency (par. 1 a)	1,361	1,300
Effect for change in reporting currency (par. 1 a)	351	(4,843)
Inflation adjustments (par. 1 a)	(239)	(239)
Deferred income taxes-reversal of complementary accounts (par. 1 b)	950	1,442
Revaluation of property, plant and equipment (par. 1 d)	30	29
Business combinations, goodwill and negative goodwill (par. 1 e):
• Capitalization of acquisition costs related to the 2005 Masisa merger (par. 1 e) i)	-	3,560
• Minority interest effect of the 2005 Masisa merger (par. 1 e) i))	-	(4,765)
• Goodwill and negative goodwill amortization (par. 1 e) iv) and v))	(459)	247
• Acquisition of Old Masisa 2002 - amortization of fair value of assets and liabilities (par. 1 e) vii))	4,196	4,196
• Elimination of acquired goodwill and negative goodwill - Old Masisa (par. 1 e) ii), iii) and vi))	(4,008)	(2,844)
Capitalization of interest (par. 1 f)	(2,499)	(4,518)
Capitalization of exchange differences (par. 1 f)	402	(1,029)
Derivative contracts (par. 1 h)	232	3,415
Timber cutting rights (par. 1 i)	736	1,071
Asset retirement obligation (par. 1 j)	-	539
Direct financing lease agreement (par. 1 k)	(98)	74
Equipment held for sale (par. 1 l)	73	232
Change in Chilean GAAP accounting policy (par. 1 p)	(3,038)	-
Reversal of impairment loss on long-lived assets (par. 1 q)	(3,038)	-
Net deferred income tax effects on US GAAP adjustments (par. 1 b)	130	1,533
Net effects of US GAAP adjustments on minority interest (par. 1 m)	(28)	1,035
Net income in accordance with US GAAP	24,539	24,869

Other comprehensive income (loss) adjustments:

• Foreign currency translation adjustments	(1,410)	3,202
Comprehensive income in accordance with USGAAP (par. 2 c))	23,129	28,071

Accumulated other comprehensive income amounted to ThUS$ 15,618 and ThUS$ 17,028 as of December 31, 2006 and 2005, respectively.

The adjustments required to conform shareholders’ equity to US GAAP include the following:

	At December 31,
	2006	2005
	ThUS$	ThUS$
Shareholders’ equity as shown in the Chilean GAAP financial statements	1,186,355	1,094,297
Effect for change in functional currency (par. 1 a)	(19,752)	(21,113)
Effect for change in reporting currency (par. 1 a)	73,982	73,631
Inflation adjustments (par. 1 a)	(55,332)	(55,093)
Deferred income taxes - reversal of complementary accounts (par. 1 b)	(15,805)	(16,755)
Revaluation of timber resources (par. 1 c)	(193,186)	(159,856)
Revaluation of property, plant and equipment (par. 1 d)	(3,083)	(3,113)
Business combinations, goodwill and negative goodwill (par. 1 e):
• Effect of purchase accounting 2005 - Old Masisa merger (par. 1 e) i))	8,246	8,246
• Capitalization of acquisition costs - Old Masisa merger (par. 1 e) i))	3,560	3,560
• Effect of Old Masisa merger on minority interest (par. 1 e) i))	(4,765)	(4,765)
• Goodwill and negative goodwill amortization (par. 1 e) iv) and v))	6,497	6,956
• Acquisition of Old Masisa 2002 - amortization of fair value of assets and liabilities par. 1 e) vii))	19,338	15,142
• Elimination of acquired goodwill and negative goodwill - Old Masisa (par. 1 e) ii), iii) and vi))	(13,092)	(9,084)
• Acquisition of Forestal Argentina - adjustment to fair value (par. 1 e) vi))	8,687	-
Capitalization of interest (par. 1 f)	(54,942)	(51,924)
Capitalization of exchange differences (par. 1 f)	(3,678)	(4,599)
Treasury stock (par. 1 g)	-	(1,842)
Derivative contracts (par. 1 h)	3,776	3,544
Timber cutting rights (par. 1 i)	1,942	1,025
Direct financing lease agreement (par. 1 k)	-	98
Equipment held for sale (par. 1 l)	-	(73)
Net deferred income tax effects on US GAAP adjustments (par. 1 b)	4,881	4,751
Minimum dividend (par. 1 o)	(8,846)	(7,380)
Change in Chilean GAAP accounting policy (par. 1 p)	(3,038)	-
Reversal of impairment loss on long-lived assets (par. 1 q)	(3,038)	-
Net effect of US GAAP adjustments on minority interest (par. 1 m)	(931)	(903)
Shareholders’ equity in accordance with US GAAP	937,595	874,750

The changes in shareholders’ equity determined under US GAAP were as follows:

ThUS$

Balance at December 31, 2004	574,942
Capital increase - merger	246,297
Paid dividend	(52,111)
Minimum dividend - reversal	17,033
Treasury stock	(1,842)
Minimun dividend	(7,380)
Capital increase	69,740
Cumulative translation adjustment	3,202
Net income for the period	24,869
Balance at December 31, 2005	874,750
Capital increase	42,143
Fair value acquisition of shares of Forestal Argentina	8,687
Paid dividend	(11,490)
Minimum dividend - reversal	7,380
Treasury stock	1,842
Minimun dividend	(8,846)
Cumulative translation adjustment	(1,410)
Net income for the period	24,539
Balance at December 31, 2006	937,595

2.	Additional US GAAP disclosure requirements

a)	Earnings per share

SFAS No. 128, “Earning Per Share”, requires the disclosure of basic and diluted earnings per share (EPS). Basic EPS is calculated using income available to common stockholders divided by the weighted-average of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted-average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. The treasury stock method is used to calculate dilutive shares which reduce the gross number of dilutive shares by the number of shares that can be acquired from the proceeds of the options assumed to be exercised. Diluted EPS is equal to basic EPS for all periods presented as the Company did not have any potentially dilutive securities. The following disclosure of earnings per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under US GAAP:

	Year ended
	December 31,
	2006	2005
	US$	US$
Basic and diluted earnings (losses) per share under Chilean GAAP	0.005	0.005

Basic and diluted earnings (losses) per share under US GAAP	0.004	0.005

Weighted average number of shares of
common stock outstanding (in thousands)	5,664,496	4,591,227

b) Income taxes

The provisions for income taxes charged to the results of operations pursuant to US GAAP were as follows:

	Year ended
	December 31,
	2006	2005
	ThUS$	ThUS$
Deferred tax expense (benefit) under Chilean GAAP:
Chile	2,444	(6,186)
Foreign	7,200	8,858

Additional deferred tax expense (benefit) under US GAAP:
Chile adjustment	(491)	(3,248)
Foreign adjustment	(589)	273
Total deferred tax provision under US GAAP	8,564	(303)

Current year provision for income tax:
Chile	1,346	433
Foreign	12,354	10,022
Total current income tax provision under US GAAP	13,700	10,455
Total provision under US GAAP	22,264	10,152

All of the income tax provision in each year arises from Chilean, Argentinean, Mexican, Ecuadorian, Peruvian, Venezuelan, United States and Brazilian sources.

Deferred tax assets (liabilities) are summarized as follows:

	At December 31,
	2006	2005
	ThUS$	ThUS$
Property, plant and equipment	(55,020)	(50,517)
Inventories	(980)	(552)
Other	(16,731)	(12,654)
Gross deferred tax liabilities	(72,214)	(63,723)

Tax loss carryforwards	88,288	99,548
Valuation allowance	(55,489)	(52,852)
Notes and accounts receivable	1,544	1,173
Accrued vacations	835	656
Other provisions	3,046	4,205
Other	4,397	1,284
Gross deferred tax assets	42,621	54,014
Net deferred tax liabilities under US GAAP	(29,593)	(9,709)

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate (17% in 2005 and 17% in 2006) to US GAAP pretax income as a result of the following differences:

	Year ended
	December 31,
	2006	2005
	ThUS$	ThUS$
US GAAP pretax income
Chile	10,338	1,806
Foreign	36,465	33,215
Total	46,803	35,021

At statutory Chilean tax rates
Chile	1,758	307
Foreign	6,199	5,647
Total	7,957	5,954

Increase (decrease) in rates resulting from:
Foreign exchange differences	5,425	22,899
Non-taxable income	965	156
Non-deductible expenses	280	152
Adjustments of income tax provision of prior year	213	930
Other local income taxes	5	(2,102)
Difference between tax rate in Chile and foreign subsidiaries	4,782	1,355
Change in valuation allowance	2,637	(19,192)
Other	-	-
At effective tax rates	22,264	10,152

c)	Comprehensive income

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For US GAAP purposes, companies are required to report comprehensive income and its components in a full set of general purpose financial statements. US GAAP requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Under Chilean GAAP, the Cumulative Translation Adjustment originated by certain investments in foreign subsidiaries and the investment in Forestal Tornagaleones S.A. is recorded in Shareholders' Equity (see Note 2b). For US GAAP, this difference would be reported in Comprehensive Income. Other Comprehensive Income and Accumulated Other Comprehensive Income required to be disclosed by this standard is shown in paragraph 1 r).

d) The following methods and assumptions were used to estimate the fair value of each class of financial instrument at December 31, 2006 and 2005 for which it is practicable to estimate that value:

•
For cash, time deposits, marketable securities, securities purchased under resale agreements, short-term bank loans, current accounts receivable and current accounts payable, the carrying amounts approximate fair value due to the short-term maturity of these instruments.

•
For long-term receivables, the fair values were estimated using the interest rate the Company could obtain on long-term time deposits with a term similar to the estimated collection period of the receivable.

•	For long-term time deposits, the fair values were estimated using interest rates available for time deposits with similar remaining terms.

•
For long-term bank borrowings, bonds and promissory notes, other long-term borrowings and other long-term liabilities, the fair values were estimated based on rates available to the Company for obligations with similar terms and remaining maturities.

•	For interest rate swaps, fair values were estimated based on quotes obtained from brokers for derivatives with similar terms and remaining maturities.

	December 31, 2006		December 31, 2005
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash	16,705	16,705	11,987	11,987
Time deposits (short-term)	29,388	29,388	82,906	82,906
Marketable securities	956	956	2,424	2,424
Accounts receivable (current)	154,051	154,051	133,608	133,608
Accounts receivable (long-term)	4,113	4,113	4,901	4,901
Derivative contracts	-	-	334	334

Liabilities
Short-term bank borrowings	65,529	65,529	115,121	115,121
Accounts payable (current)	55,036	55,036	54,728	54,728
Long-term bank borrowings (including
current portion)	223,731	223,731	211,556	211,578
Bonds and promissory notes (including
current portion)	307,049	314,254	323,247	329,281
Other long-term borrowings (including
current portion)	1,736	1,736	1,662	1,662
Other long-term liabilities	17,320	17,320	19,965	19,965

e) Concentration of credit risk

The assets of the Company that are potentially subject to significant concentrations of credit risk are deposits held with banks and financial institutions, investments in derivative instruments and trade accounts receivable.

The Company holds accounts with a variety of banks and does not hold significant deposits or derivative instruments with any single bank. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not believe that it had any significant concentrations of credit risk at December 31, 2006.

f) Segment information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, establishes standards for public enterprises to determine and report information about operating segments in their annual and interim reports. The “management approach” designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments.

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

The following table below presents sales information about reportable segments based on the location in which the sale is originated for the year ended December 31, 2006 and 2005:

					United		Other
December 31, 2006	Chile	Brazil	Venezuela	México	States	Argentina	(1)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales	310,733	186,285	127,121	118,510	211,833	122,181	(190,156)	886,507
Operating income	17,146	23,432	6,261	6,772	3,567	23,423	2,978	83,579
Capital expenditures	72,683	31,423	14,077	871	68	9,022	635	128,779
Depreciation	14,484	12,851	12,545	1,372	585	8,326	140	50,303

					United		Other
December 31, 2005	Chile	Brazil	Venezuela	México	States	Argentina	(1)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales	245,592	156,440	99,548	113,520	191,520	104,890	(167,517)	743,993
Operating income	18,233	21,092	3,453	683	1,996	19,517	14,495	79,469
Capital expenditures	35,233	18,620	8,239	1,629	541	8,785	119	73,166
Depreciation	15,935	12,232	11,983	1,454	728	8,331	28	50,691

(1)	Other includes inter-company eliminations.

The following table presents sales information based on the location to which the product is shipped and long-lived asset information by geographic area:

			Sales for the	Property, plant
			year ended	and equipment at
			December 31,	December 31,
	2006	2005	2006	2005
	ThUS$	ThUS$	ThUS$	ThUS$
Domestic:
Chile	144,343	122,436	682,218	626,918
Argentina	69,622	56,260	220,347	218,818
Brazil	145,706	104,520	332,884	281,252
Mexico	117,207	111,835	23,882	24,701
United Status	230,222	208,093	9,797	10,313
Venezuela	92,391	61,990	287,856	293,776
Other	25,218	22,358	275	199
Foreign	61,798	56,501	89	20
Total	886,507	743,993	1,557,348	1,455,997

Foreign revenue in the table above includes sales from Chile, México, Argentina, Venezuela and Brazil to other countries. Such amounts are detailed by major geographic area as follows, for year ended December 31, 2006 and 2005:

	Year ended
	December 31,
	2006	2005
	ThUS$	ThUS$
Central and South America	51,812	42,649
Asia	6,834	9,994
Africa	392	559
Oceania	9	-
Europe	2,751	3,299
Total export sales from Chile, México, Argentina,
Venezuela and Brazil	61,798	56,501

Export sales from Chile, México, Argentina, Venezuela and Brazil
as a percentage of total sales	6.97%	7.59%

Enterprise wide sales information based on the Company’s products follows:

	Year ended
	December 31,
	2006	2005
	ThUS$	ThUS$
Particle Board	187,484	154,039
MDF	319,578	250,241
OSB	48,302	59,734
Solid wood-doors	39,594	32,815
MDF Mouldings	65,158	47,310
Finger-Joint Mouldings	94,062	83,067
Sawn Lumber	72,915	66,638
Saw and pulp logs	42,667	30,105
Other products	16,747	20,044
Total	886,507	743,993

g) Consolidated valuation and qualifying accounts

Accounts receivable - Reserves

	Balance at	Charge to
	beginning of	costs and	Amounts	Exchange	Balance at
Year ended	period	expenses	Written-off	rate impact	end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2006	5,593	1,106	(224)	(5)	6,470
December 31, 2005	5,182	1,237	(1,231)	405	5,593
December 31, 2004	4,899	796	(379)	(134)	5,182

Notes and accounts receivable from related companies - Reserves

	Balance at	Charge to
	beginning of	costs and	Amounts	Exchange	Balance at
Year ended	period	expenses	Written-off	rate impact	end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2006	-	-	-	-	-
December 31, 2005	-	-	-	-	-
December 31, 2004	-	2,762	(2,762)	-	-

Inventories - Reserves

	Balance at	Charge to
	beginning of	costs and	Amounts	Exchange	Balance at
Year ended	period	expenses	Written-off	rate impact	end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2006	5,376	2,777	(1,741)	(46)	6,366
December 31, 2005	5,498	1,702	(1,895)	71	5,376
December 31, 2004	4,930	5,597	(5,035)	6	5,498

Valuation allowance

	Balance at	Charge to
	beginning of	costs and	Amounts	Balance at
Year ended	period	expenses	written-off	end of period
	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2006	52,852	10,761	(8,124)	55,489
December 31, 2005	72,044	6,021	(25,213)	52,852
December 31, 2004	37,470	48,717	(14,143)	72,044

h) Accounting developments

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in the financial statements the impact of a tax position if that position will more likely than not be sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition provisions. Any transition adjustment recognized on the date of adoption will be recorded as an adjustment to retained earnings as of the beginning of the adoption period. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based on current evaluation, the Company does not expect the adoption of this interpretation to have a material impact on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for the fiscal years beginning after November 15, 2007; therefore, the Company anticipates adopting this standard as of January 1, 2008. It has not determined the effect, if any, the adoption of this statement will have on its financial condition or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 permits registrants to record the cumulative effect of initial adoption by recording the necessary "correcting" adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings only if material under the dual method. SAB 108 is effective for fiscal years ending on or after November 15, 2006. The adoption of SAB 108 had no impact on the Company´s financial condition or results of operations.